As filed with the Securities and Exchange Commission on October 8, 2026.

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Inflection Point Acquisition Corp. VII*
(Exact name of registrant as specified in its charter)

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For Co-Registrants, see “Table of Co-Registrants” on the following page.

Cayman Islands*	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 Columbus Circle, 24th Floor
New York, NY 10019
(646) 792-5600
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Kevin Shannon
Chief Executive Officer
3 Columbus Circle, 24th Floor
New York, NY 10019
(646) 792-5600
(Name, address, including zip code and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Joel L. Rubinstein Jason Rocha White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 819-8200	Joshua Seidenfeld Elena Nrtina DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 335-4500

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

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*          Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Section 206 of the Companies Act (Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Inflection Point Acquisition Corp. VII (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Elroy Air, Inc.”.

The Registrant and Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Elroy Air, Inc.	Delaware	3721	81-4406131

____________

(1)      The Co-Registrant has the following principal executive office:

Elroy Air, Inc.
440 Eagle Court,
Byron, CA 94514

(2)      The agent for service for the Co-Registrant is:

Cogency Global Inc.
850 New Burton Road Suite 201
Dover, Kent County, DE 19804

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION DATED OCTOBER 8, 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
INFLECTION POINT ACQUISITION CORP. VII
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR UP TO 172,655,380 SHARES OF COMMON STOCK,
UP TO 7,774,166 SHARES OF SERIES A PREFERRED STOCK,

SERIES A PREFERRED INVESTOR WARRANTS TO PURCHASE
UP TO 7,352,940 SHARES OF COMMON STOCK,

7,888,334 WARRANTS
OF
INFLECTION POINT ACQUISITION CORP. VII
(TO BE RENAMED “ELROY AIR, INC.” IN CONNECTION WITH THE DOMESTICATION IN THE STATE OF DELAWARE AND THE BUSINESS COMBINATION DESCRIBED HEREIN)

On June 26, 2026, the board of directors (the “Inflection Point Board”) of Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II), a Cayman Islands exempted company (“Inflection Point”), unanimously approved the Business Combination Agreement, dated as of June 26, 2026, by and among Inflection Point, IPGX Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Inflection Point (“Merger Sub”), and Elroy Air, Inc., a Delaware corporation (referred to herein prior to the Business Combination, as “Elroy Air” and subsequent to the Business Combination, as “Elroy Air Operating Company, Inc.”) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things and subject to the terms and conditions therein: (1) Inflection Point will change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”, and Inflection Point after the Domestication, “Post-Domestication Inflection Point”), (2) following the Domestication, Merger Sub will merge with and into Elroy Air, with Elroy Air surviving the merger as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Elroy Air Operating Company, Inc. will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Elroy Air Operating Company, Inc. and its subsidiaries (the “Merger”) and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto will be consummated (such transactions, together with the Merger and the Domestication, the “Business Combination” and the closing of the Business Combination, the “Closing”). In connection with the Business Combination, Inflection Point will change its name to “Elroy Air, Inc.” (such company after the closing of the Business Combination, “New Elroy Air”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders, (a) immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of June 26, 2026 (the “Sponsor Support Agreement”), by and among Inflection Point, Elroy Air and Columbus Circle 2 Sponsor Corporation LLC, a Delaware limited liability company (the “Sponsor”), the Sponsor, as the sole holder of the Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Founder Share” or “Inflection Point Class B Share”, will elect to convert each Founder Share, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, an “Inflection Point Class A Share” and together with the Founder Shares, the “Inflection Point Ordinary Shares”) (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then-issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Post-Domestication Inflection Point (the “New Elroy Air Common Stock”); (ii) each of the then-issued and outstanding warrants to purchase one Inflection Point Class A Share (each, an “Inflection Point Warrant”) will convert automatically, on a one-for-one basis, into one warrant to purchase one share of New Elroy Air Common Stock (each, a “New Elroy Air Warrant”); and (iii) each of the then-issued and outstanding units of Inflection Point (each, an “Inflection Point Unit”) containing one Inflection Point Class A Share and one-third of one Inflection Point Warrant will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

(1)    each convertible security of Elroy Air (other than the Pre-Funded Convertible Notes (as defined below) and excluding warrants and options to purchase stock of Elroy Air), if any, that is outstanding immediately prior to the Effective Time, including all principal and interest thereunder, to the extent applicable, will automatically convert in full into shares of preferred stock of Elroy Air (“Elroy Air Preferred Stock”) or common stock of Elroy Air (“Elroy Air Common Stock”), in accordance with the terms thereof;

(2)    each warrant of Elroy Air exercisable for Elroy Air Preferred Stock, if any, that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full; and

(3)    each warrant of Elroy Air (other than the Pre-Funded Warrants (as defined below)) exercisable for Elroy Air Common Stock that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Elroy Air entered into securities purchase agreements (the “Signing Pre-Funded SPAs”), with certain accredited investors named therein (collectively, the “Signing Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP, a Delaware limited partnership (“Inflection Point Fund”). Pursuant to the Signing Pre-Funded SPAs, the Signing Pre-Funded PIPE Investors agreed, among other things, to purchase, and Elroy Air issued and sold in an initial closing, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78.3 million and warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $66.6 million (the “Signing Pre-Funded Note Investment”).

Between July 31, 2026 and September 15, 2026, Elroy Air entered into additional securities purchase agreements (the “Post-Signing Pre-Funded SPAs,” and together with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”), with certain accredited investors named therein (the “Post-Signing Pre-Funded PIPE Investors”), including Inflection Point Fund. Pursuant to the Post-Signing Pre-Funded SPAs, the Post-Signing Pre-Funded PIPE Investors agreed, among other things, to purchase, and Elroy Air issued and sold, Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock, for an aggregate purchase price of approximately $8.4 million (the “Post-Signing Pre-Funded Note Investment” and together with the Signing Pre-Funded Note Investment, the “Pre-Funded Note Investment”).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Base Consideration”) to be paid to the holders of securities of Elroy Air (other than the holders of the Pre-Funded Convertible Notes, the Pre-Funded Warrants and unvested Elroy Air Options (as defined below) in respect of those securities) (the “Elroy Air Equity Holders”) in, or in connection with, the Merger shall be the number of shares of New Elroy Air Common Stock equal to the quotient of: (a) $800,000,000 (the “Purchase Price”), divided by (b) the price (the “Redemption Price”) at which each Inflection Point Class A Share included in the Inflection Point Units initially issued in Inflection Point’s initial public offering (the “IPO”, and the shares included in the Inflection Point Units issued thereby, the “Public Shares”) may be redeemed in connection with the extraordinary general meeting (as defined below).

The portion of the Aggregate Base Consideration (the “Aggregate Preferred Holder Base Consideration”) to be paid to the holders of Elroy Air Preferred Stock (the “Elroy Air Preferred Equity Holders”) in, or in connection with, the Merger will be the aggregate number of shares of New Elroy Air Common Stock equal to the greater of (a) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio (as defined below).

The portion of the Aggregate Base Consideration (the “Aggregate Common Holder Base Consideration”) to be paid to the Elroy Air Equity Holders, other than the Elroy Air Preferred Equity Holders (the “Elroy Air Common Equity Holders”), in, or in connection with, the Merger will be a number of shares of New Elroy Air Common Stock equal to the difference of (i) the Aggregate Base Consideration, less (ii) the Aggregate Preferred Holder Base Consideration.

The base consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) shall be a number of shares of New Elroy Air’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00.

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Warrant (the “Pre-Funded Warrant Consideration”) shall be one or more warrants to purchase a number of shares of New Elroy Air Common Stock (“New Elroy Air Series A Warrants”) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each security of Elroy Air that is owned by Inflection Point, Merger Sub, or Elroy Air immediately prior to the Effective Time (each, an “Excluded Security”) will be canceled and will cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Elroy Air Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the greater of (A) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (B) the product of the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration (as defined below) upon the occurrence of the Triggering Events (as defined below);

(3)    each share of Elroy Air Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the Aggregate Base Consideration divided by the adjusted fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities (other than Elroy Air Options, the Pre-Funded Convertible Notes or the Elroy Air Pre-Funded Convertible Note Investor Warrants)) and (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) (such conversion ratio, the “Common Stock Exchange Ratio”) and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(4)    each option to purchase equity securities of Elroy Air (each, an “Elroy Air Option”) will automatically cease to represent an option to purchase Elroy Air Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option (each, a “New Elroy Air Option”) to acquire that number of shares of New Elroy Air Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Elroy Air Common Stock subject to such Elroy Air Option and (B) the Common Stock Exchange Ratio, at an exercise price per share of Elroy Air Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Elroy Air Common Stock of such Elroy Air Option by (y) the Common Stock Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive (I) the Convertible Note Consideration and (II) a number of Earnout Shares (as defined below) equal to the product of the Per Share Earn-out Consideration multiplied by the number of shares of New Elroy Air Common Stock issuable upon conversion of the Convertible Note Consideration on the Closing Date upon the occurrence of the Triggering Events; and

(6)    each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration.

In addition to the Aggregate Base Consideration, following the Business Combination, New Elroy Air will issue to the Elroy Air Equity Holders, the Signing Pre-Funded PIPE Investors and the Post-Signing Pre-Funded PIPE Investors (the “Eligible Stockholders”) up to 11,000,000 additional shares of New Elroy Air Common Stock (the “Earnout Shares”) in three tranches, upon the occurrence of the following events (the “Triggering Events”):

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $15.00 per share for 20 trading days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of the Closing;

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of the Closing;

•        5,000,000 shares of New Elroy Air Common Stock if the Organic Revenue (as defined in the Business Combination Agreement) for New Elroy Air during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

If and when vested, each Eligible Stockholder will be entitled to receive, for each share of New Elroy Air Common Stock held by such Eligible Stockholder or issuable to such Eligible Stockholder upon conversion of shares of Series A Preferred Stock on the Closing Date, a number of Earnout Shares equal to the quotient of (i) the Earnout Shares divided by (ii) the fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities, other than the Pre-Funded Convertible Notes (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) and (iii) all shares of New Elroy Air Common Stock issuable upon conversion of the Series A Preferred Stock issued as Convertible Note Consideration in the Merger (the “Per Share Earn-out Consideration”).

This proxy statement/prospectus covers (A) 172,655,380 shares of New Elroy Air Common Stock that are to be issued or may be issuable (including (i) up to 31,331,667 shares of New Elroy Air Common Stock upon the conversion of Inflection Point Ordinary Shares into New Elroy Air Common Stock, (ii) up to 97,130,328 shares of New Elroy Air Common Stock as consideration in the Merger, (iii) up to 18,657,991 shares of New Elroy Air Common Stock issuable upon the conversion of shares of Series A Preferred Stock issued as consideration in the Merger to the holders of Pre-Funded Convertible Notes (assuming, solely for this purpose, a $5.00 conversion price and taking into account accrued interest through December 31, 2026), which amount represents a good-faith estimate of the maximum amount of shares of New Elroy Air Common Stock that may become issuable upon conversion of such shares of Series A Preferred Stock) (iv) up to 17,647,060 shares of New Elroy Air Common Stock issuable upon the exercise of New Elroy Air Series A Warrants issued as consideration in the Merger to the holders of Pre-Funded Warrants (assuming, solely for this purpose, a $5.00 exercise price), which amount represents a good-faith estimate of the maximum amount of shares of New Elroy Air Common Stock that may become issuable upon exercise of such New Elroy Air Series A Warrants) and (v) 7,888,334 shares of New Elroy Air Common Stock issuable upon exercise of the New Elroy Air Warrants, (B) up to 7,774,166 shares of Series A Preferred Stock to be issued as consideration in the Merger to the holders of Pre-Funded Convertible Notes (taking into account accrued interest through December 31, 2026), which amount represents a good-faith estimate of the maximum amount of shares of Series A Preferred Stock that may be issued as consideration in the Merger to the holders of Pre-Funded Convertible Notes, (C) New Elroy Air Series A Warrants initially exercisable for up to 7,352,940 shares of New Elroy Air Common Stock to be issued as consideration in the Merger to the holders of Pre-Funded Warrants, and (D) 7,888,334 New Elroy Air Warrants issuable upon conversion of the Inflection Point Warrants.

The obligations of Inflection Point and Elroy Air to consummate the Business Combination are subject to the satisfaction or waiver of customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders (the “Inflection Point Shareholder Approval”) of (A) the Business Combination Agreement and Business Combination in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the proposed charter and the bylaws of New Elroy Air upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) the issuance of shares of New Elroy Air Common Stock, Series A Preferred Stock and New Elroy Air Series A Warrants, as required by Nasdaq Listing Rule 5635, (E) the equity incentive plan of New Elroy Air as described in the Business Combination

Agreement, (F) the appointment of director nominees in accordance with the terms in the Business Combination Agreement, (G) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to this proxy statement/prospectus, and (H) any other proposals as reasonably agreed to by the parties to the Business Combination Agreement to be necessary or appropriate in connection with the Business Combination (such proposals in (A) through (H), together, the “Transaction Proposals”), (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Elroy Air, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Elroy Air and applicable law, (iii) no adverse law or order, (iv) the Registration Statement of which this proxy statement/prospectus forms a part becoming effective, (v) approval of the listing of the New Elroy Air Common Stock on Nasdaq (as defined below), subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act (the “HSR Act”) with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Elroy Air and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement.

The Inflection Point Units, Public Shares and Inflection Point Warrants (collectively, the “Public Securities”) are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “IPXG,” “IPXGU” and “IPXGW,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Elroy Air Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Elroy Air Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Elroy Air Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “ELRY”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Elroy Air Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Elroy Air Common Stock would not be listed on any nationally recognized securities exchange.

In connection with Inflection Point’s initial public offering consummated on February 12, 2026 (the “IPO”), the Sponsor, and Inflection Point’s directors and executive officers entered into letter agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal (as defined herein). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.3% of the total outstanding Inflection Point Ordinary Shares.

There are no agreements, arrangements, or understandings between the Sponsor and Inflection Point, its officers, directors, or affiliates with respect to determining whether to proceed with the Business Combination or any other initial business combination.

Material Financing Transactions

Simultaneously with the consummation of the IPO, the Sponsor, Cohen & Company Capital Markets (“CCM”), a division of Cohen & Company Securities, LLC (“CCS”), and Clear Street LLC (“Clear Street” and together with CCM, the “Representatives”) purchased an aggregate of 665,000 Inflection Point Units (the “Private Placement Units”), in a private placement, at a price of $10.00 per unit, for $6,650,000 in the aggregate. Of those 665,000 Private Placement Units, the Sponsor purchased 265,000 and the Representatives purchased 400,000.

Since the IPO, there has not been any material financing of Inflection Point. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates, may, but are not obligated to, loan funds to

Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender. As of October 7, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

As described above, in connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Elroy Air entered into the Signing Pre-Funded SPAs with the Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $78.3 million and Pre-Funded Warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $66.6 million in the Signing Pre-Funded Note Investment. Between July 31, 2026 and September 15, 2026, Elroy Air entered into the Post-Signing Pre-Funded SPAs with the Post-Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $8.4 million in the Post-Signing Pre-Funded Note Investment.

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Inflection Point, Elroy Air and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 9,803,922 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100 million (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”). In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon Closing and (ii) Inflection Point will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon Closing.

Compensation of the Sponsor, Inflection Point Fund, the Inflection Point Directors and Executive Officers and their Respective Affiliates

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, Inflection Point Fund, their respective affiliates and Inflection Point’s directors, officers and their respective affiliates in connection with the Business Combination and related transactions.
Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Columbus Circle 2 Sponsor Corporation LLC	7,666,667 shares of New Elroy Air Common Stock upon conversion of 7,666,667 Inflection Point Class A Ordinary Shares received upon conversion of 7,666,667 Inflection Point Class B Shares in the Sponsor Share Conversion(1)(2)	$25,000
	265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 265,000 Private Placement Units(3) 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying 265,000 Private Placement Units(3)	$2,650,000

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Inflection Point Fund I, LP

A number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock

Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price approximately of $32.0 million
	3,000,000 shares of New Elroy Air Common Stock, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC	$3,200,000 as an underwriting fee in connection with the IPO, which amount was used to purchase 320,000 Private Placement Units	Underwriting fee in connection with the IPO

320,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 320,000 Private Placement Units(4)

106,667 New Elroy Air Warrants upon conversion of 106,667 Inflection Point Warrants underlying 320,000 Private Placement Units(4)

320,000 Private Placement Units purchased using $3,200,000 received as an underwriting fee in connection with the IPO

A cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemption (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following Redemption (up to $1,440,000)

Services pursuant to the Business Combination Marketing Agreement
	A cash fee upon the consummation of the Business Combination of $2,500,000	Services as a joint financial advisor to Inflection Point in connection with the Business Combination
	A cash fee upon the consummation of the Business Combination and the Closing PIPE Investment of $1,500,000	Services as co-placement agent in connection with the Closing PIPE Investment
Michael Blitzer	729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided

30,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 30,000 Private Placement Units 10,000 New Elroy Air Warrants upon conversion of 10,000 Inflection Point Warrants underlying 30,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Gary Quin	250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Kevin Shannon	243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

10,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 10,000 Private Placement Units

3,333 New Elroy Air Warrants upon conversion of 3,333 Inflection Point Warrants underlying 10,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company, LLC	$10,000 per month	Office space, administrative and shared personnel support services
Sponsor, Officers, and Directors, or our or their affiliates

Payment of consulting, success, or finder fees to independent directors or their respective affiliates in connection with the consummation of the Business Combination or another initial business combination

Any services in order to effectuate the completion of an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating, and completing an initial business combination	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
	Private placement units into which up to $1,500,000 in working capital loans may be convertible at a price of $10.00 per unit at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination

____________

(1)      Each independent director of Inflection Point holds membership interests reflecting indirect interests in 25,000 Founder Shares.

(2)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

(3)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

(4)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

Potential conflicts of interest in connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Inflection Point Fund, Inflection Point’s officers and directors, Elroy Air’s officers and directors, and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. Elroy Air’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and rights holders generally. See the section entitled “The Business Combination Proposal — Interests of Elroy Air’s Directors and Officers in the Business Combination”.

Extraordinary General Meeting

Inflection Point will hold an extraordinary general meeting (the “extraordinary general meeting”) to consider matters relating to the Business Combination and vote on the Transaction Proposals at [•] a.m., Eastern Time, on [•], 2026. For the purposes of the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020. You or your proxyholder will be able to attend and vote at the extraordinary general meeting online by visiting [•] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

After careful consideration, the Inflection Point Board has unanimously approved the Business Combination Agreement and the proposals described in this proxy statement/prospectus. The Inflection Point Board has also determined that it is in the best interests of Inflection Point to complete the Business Combination. The Inflection Point Board took into account the oral opinion of Newbridge Securities Corporation (“Newbridge”) (subsequently confirmed in writing) to the effect that, as of June 25, 2026 and based on and subject to various assumptions and limitations described in its written opinion, (i) the Aggregate Base Consideration to be paid by Inflection Point pursuant to the Business Combination is fair, from a financial point of view as of such date, to the Inflection Point Unaffiliated Shareholders (defined as Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point Fund, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination), and (ii) Elroy Air has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”, and “Proposal No. 1 — The Business Combination Proposal — Opinion of Newbridge Securities.” The Inflection Point Board recommends that you vote “FOR” each proposal described in this proxy statement/prospectus.

If you have any questions or need assistance voting your Inflection Point Ordinary Shares, please contact [•], our proxy solicitor, by calling [•], or by emailing [•]. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at [•].

This proxy statement/prospectus provides shareholders of Inflection Point with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Inflection Point. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. It also contains or references information about Inflection Point, Elroy Air and New Elroy Air and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, when you consider the recommendation regarding these proposals by the Inflection Point Board, you should keep in mind that the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor, Inflection Point Fund and Inflection Point’s officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section entitled “The Business Combination Proposal — Certain Interests

of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 40 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to Inflection Point’s shareholders on or about [•], 2026.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED OCTOBER 8, 2026

Inflection Point Acquisition Corp. VII
A Cayman Islands Exempted Company
(Company No. 420328)
3 Columbus Circle, 24th Floor
New York, NY 10019

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON [•], 2026

TO THE SHAREHOLDERS OF INFLECTION POINT ACQUISITION CORP. VII:

You are cordially invited to attend the extraordinary general meeting of Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II), a Cayman Islands exempted (“Inflection Point”), to be held at [•] a.m., Eastern Time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at [•]. The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of June 26, 2026, by and among Inflection Point, IPGX Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Inflection Point (“Merger Sub”), and Elroy Air, Inc., a Delaware corporation (referred to herein prior to the Business Combination, as “Elroy Air” and subsequent to the Business Combination, as “Elroy Air Operating Company, Inc.”) (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Elroy Air, with Elroy Air surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Elroy Air Operating Company, Inc. will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Elroy Air Operating Company, Inc. and its subsidiaries. We refer to this proposal as the “Business Combination Proposal”. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution of the holders of Class B ordinary shares, par value $0.0001 per share, by Inflection Point (the “Inflection Point Class B Shares,” and the Sponsor, as the sole holder of such shares, the domestication of Inflection Point as a Delaware corporation (the “Domestication”), which will be accomplished by deregistering Inflection Point from the Register of Companies in the Cayman Islands and transferring by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate and domesticate as a Delaware corporation in accordance with the amended and restated memorandum and articles of association of Inflection Point (as may be amended from time to time, the “Cayman Constitutional Documents”), Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”). The Domestication will be effected at least one day prior to the Closing by Inflection Point filing (a) all applicable documents required to be filed and paying all applicable fees required to be paid, and causing the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act, and (b) a certificate of corporate domestication and the proposed new certificate of incorporation of New Elroy Air (the “Proposed Charter”) with the Delaware Secretary of State. Upon the effectiveness of the Domestication, Inflection Point will re-domicile as and become a Delaware corporation and all outstanding securities of Inflection Point will convert to outstanding securities of New Elroy Air, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal”.

Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of Series A Preferred Stock and New Elroy Air Series A Warrants, (ii) shares of the New Elroy Air Common Stock to be issued to the Elroy Air Equity Holders, and (iii) shares of New Elroy Air Common Stock issuable upon the conversion or exercise of the shares of Series A Preferred Stock and New Elroy Air Series A Warrants (each as defined below). We refer to this proposal as the “Stock Issuance Proposal”.

Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution, the Proposed Charter and the proposed new by-laws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New Elroy Air in connection with the Domestication. We refer to this proposal as the “Organizational Documents Proposal”. The form of each of the Proposed Charter and the Proposed Bylaws is attached to the accompanying proxy statement/prospectus as Annex B and Annex C, respectively.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory, non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Elroy Air would be authorized to issue (A) [•] shares of New Elroy Air Common Stock and (B) [•] shares of New Elroy Air Preferred Stock.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Advisory Organizational Documents Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Elroy Air to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

Advisory Organizational Documents Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, with or without cause.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. VII” to “Elroy Air, Inc.”, (2) make New Elroy Air’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Proposal No. 6 — The Director Election Proposal — To consider and vote upon a proposal to approve, by ordinary resolution of the holders of Inflection Point Class B Shares, the election of seven (7) directors to serve on the New Elroy Air board of directors until the first annual meeting of stockholders of New Elroy Air to be held following the date of Closing and until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. We refer to this proposal as the “Director Election Proposal”.

Proposal No. 7 — New Elroy Air Incentive Plan Proposal — To consider and vote upon a proposal, by ordinary resolution, that the Elroy Air, Inc. 2026 Equity Incentive Plan (the “New Elroy Air Incentive Plan”), a copy of which is attached to the proxy statement/prospectus as Annex G, be adopted and approved. We refer to this proposal as the “New Elroy Air Incentive Plan Proposal” and collectively with the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Organizational Documents Proposal and the Director Election Proposal, the “Condition Precedent Proposals”.

Proposal No. 8 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements. We refer to this proposal as the “Adjournment Proposal”.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Class A ordinary shares, par value $0.0001 per share, of Inflection Point (the “Inflection Point Class A Shares”) and the Inflection Point Class B Shares (together with the Inflection Point Class A Shares, the “Inflection Point Ordinary Shares”) at the close of business on [•], 2026 (the “Record Date”), are entitled to notice of and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. Pursuant to the Cayman Constitutional Documents, the approval of the Domestication Proposal requires a special resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Inflection Point Class A Shareholders will have no right to vote on (i) the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents, or (ii) the Director Election Proposal, in accordance with Article 30.1 of the Cayman Constitutional Documents.

The approval of each of the Organizational Documents Proposal and the Advisory Organizational Documents Proposals requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting.

The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the New Elroy Air Incentive Plan Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The accompanying proxy statement/prospectus and proxy card are being provided to Inflection Point’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Inflection Point’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 40 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Inflection Point (the “Inflection Point Board”) has unanimously approved and determined to be in the best interests of Inflection Point and its shareholders the Business Combination and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal and “FOR” all other proposals presented to Inflection Point’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Inflection Point Board, you should keep in mind that the Sponsor, Inflection Point Fund I, LP (“Inflection Point Fund”) and Inflection Point’s directors and officers, and/or their affiliates, have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor, Inflection Point Fund and Inflection Point’s officers and directors, and/or their affiliates, will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the A&R Registration Rights Agreement, the Sponsor Support Agreement, Pre-Funded SPAs, the Pre-Funded Convertible Notes, the Pre-Funded Warrants, the Series A SPA, the New Elroy Air Series A Warrants, the Stockholder Voting and Support Agreement, the Sponsor Lock-Up Agreement and the Elroy Air Lock-Up Agreement (each as defined in the accompanying proxy statement/prospectus). See “Proposal No. 1 — Business Combination Proposal — Related Agreements” and “Certain Relationships and Related Person Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Cayman Constitutional Documents, a holder of Inflection Point Class A Shares sold as part of the units offered by Inflection Point in its initial public offering (the “IPO,” and the Inflection Point Class A Shares offered therein, the “Public Shares,” and holders of such shares, the “Public Shareholders”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares or (b) hold Public Shares through the units offered by Inflection Point in the IPO (the “Inflection Point Units”) and elect to separate your Inflection Point Units into the underlying Public Shares and warrants to purchase Inflection Point Class A Shares offered as part of the Inflection Point Units in the IPO (the “Public Warrants”) prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Inflection Point’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(iii)   deliver your share certificates for Public Shares (if any) along with other applicable redemption forms to Continental, physically or electronically through The Depository Trust Company.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, and Inflection Point initiates the redemption of Public Shares in connection with the Business Combination (the “Redemption”) pursuant to the Cayman Constitutional Documents, Inflection Point will redeem such Public Shares for a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Inflection Point Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. Any request to redeem Public Shares, once made, may be withdrawn, only with Inflection Point’s consent, until the Redemption. If a Public Shareholder delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may request that Inflection Point instruct Continental to return the shares (physically or electronically). The holder can make such request by contacting Continental at the address or email address listed in the accompanying proxy statement/prospectus. See “Extraordinary General Meeting of Inflection Point — Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor, Inflection Point Fund and each director and officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of Inflection Point’s Sponsor, Inflection Point Fund, or Inflection Point’s directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares and Private Placement Shares (each as defined in the accompanying proxy statement/prospectus) held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.3% of the total outstanding Inflection Point Ordinary Shares.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) approval of the Condition Precedent Proposals by Inflection Point’s Shareholders, (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Elroy Air, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Elroy Air and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Elroy Air Common Stock on Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each party to the Business Combination Agreement and the performance of the covenants and agreements of the parties, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Elroy Air and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement. We cannot assure you as to whether these conditions will be satisfied or waived.

The Inflection Point Units, Inflection Point Class A Shares and Inflection Point Warrants are currently listed on Nasdaq under the symbols “IPXG,” “IPXGU” and “IPXGW” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Elroy Air Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Elroy Air Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Elroy Air Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “ELRY”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Elroy Air Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Elroy Air Common Stock would not be listed on any nationally recognized securities exchange.

Material Financing Transactions

Simultaneously with the consummation of the IPO, the Sponsor, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“Cohen & Co.”), and Clear Street LLC (“Clear Street” and together with Cohen & Co., the “Representatives”) purchased an aggregate of 665,000 Inflection Point Units (the “Private Placement Units”), in a private placement, at a price of $10.00 per unit, for $6,650,000 in the aggregate. Of those 665,000 Private Placement Units, the Sponsor purchased 265,000 and the Representatives purchased 400,000.

Since the IPO, there has not been any material financing of Inflection Point. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates, may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender. As of October 7, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Elroy Air entered into securities purchase agreements (the “Signing Pre-Funded SPAs”), with certain accredited investors named therein (collectively, the “Signing Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP (“Inflection Point Fund”). Pursuant to the Signing Pre-Funded SPAs, the Signing Pre-Funded PIPE Investors agreed, among other things, to purchase, and Elroy Air issued and sold, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78.3 million and warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $66.6 million (the “Signing Pre-Funded Note Investment”).

Between July 31, 2026 and September 15, 2026, Elroy Air entered into additional securities purchase agreements (the “Post-Signing Pre-Funded SPAs,” and together with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”), with certain accredited investors named therein (the “Post-Signing Pre-Funded PIPE Investors”), including Inflection Point Fund. Pursuant to the Post-Signing Pre-Funded SPAs, the Post-Signing Pre-Funded PIPE Investors agreed, among other things, to purchase, and Elroy Air issued and sold, Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock, for an aggregate purchase price of approximately $8.4 million (the “Post-Signing Pre-Funded Note Investment” and together with the Signing Pre-Funded Note Investment, the “Pre-Funded Note Investment”).

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Inflection Point, Elroy Air and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 9,803,922 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Elroy Air Series A Warrant to purchase a number of shares of New Elroy Air Common Stock equal to the number of shares of New Elroy Air Common Stock into which such shares of Series A Preferred Stock are initially convertible, for an aggregate purchase price of $100.0 million (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”). In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon Closing and (ii) Inflection Point will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon Closing.

Compensation of the Sponsor, Inflection Point Fund, the Inflection Point Directors and Executive Officers and their Respective Affiliates

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, Inflection Point Fund, their respective affiliates and Inflection Point’s directors, officers and their respective affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Columbus Circle 2 Sponsor Corporation LLC	7,666,667 shares of New Elroy Air Common Stock upon conversion of 7,666,667 Inflection Point Class A Ordinary Shares received upon conversion of 7,666,667 Inflection Point Class B Shares in the Sponsor Share Conversion(1)(2)	$25,000

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
	265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 265,000 Private Placement Units(3) 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying 265,000 Private Placement Units(3)	$2,650,000
	Repayment of $300,000 due under IPO Promissory Note	Repayment of loans made to Inflection Point to cover offering-related and organizational expenses
Inflection Point Fund I, LP

A number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock

Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of approximately $32.0 million
	3,000,000 shares of New Elroy Air Common Stock, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC	$3,200,000 as an underwriting fee in connection with the IPO, which amount was used to purchase 320,000 Private Placement Units	Underwriting fee in connection with the IPO

320,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 320,000 Private Placement Units(4)

106,667 New Elroy Air Warrants upon conversion of 106,667 Inflection Point Warrants underlying 320,000 Private Placement Units(4)

320,000 Private Placement Units purchased using $3,200,000 received as an underwriting fee in connection with the IPO

A cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemption (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following Redemption (up to $1,440,000)

Services pursuant to the Business Combination Marketing Agreement

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
	A cash fee upon the consummation of the Business Combination of $2,500,000	Services as a joint financial advisor to Inflection Point in connection with the Business Combination
	A cash fee upon the consummation of the Business Combination and the Closing PIPE Investment of $1,500,000	Services as co-placement agent in connection with the Closing PIPE Investment
Michael Blitzer	729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

30,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 30,000 Private Placement Units

10,000 New Elroy Air Warrants upon conversion of 10,000 Inflection Point Warrants underlying 30,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Gary Quin	250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Kevin Shannon	243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

10,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 10,000 Private Placement Units

3,333 New Elroy Air Warrants upon conversion of 3,333 Inflection Point Warrants underlying 10,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company, LLC	$10,000 per month	Office space, administrative and shared personnel support services
Sponsor, Officers, and Directors, or our or their affiliates

Payment of consulting, success, or finder fees to independent directors or their respective affiliates in connection with the consummation of the Business Combination or another initial business combination

Any services in order to effectuate the completion of an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating, and completing an initial business combination	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
	Private placement units into which up to $1,500,000 in working capital loans may be convertible at a price of $10.00 per unit at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination

____________

(1)      Each independent director of Inflection Point holds membership interests reflecting indirect interests in 25,000 Founder Shares.

(2)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

(3)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

(4)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

Potential conflicts of interest in connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Inflection Point Fund, Inflection Point’s officers and directors, Elroy Air’s officers and directors, and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. Elroy Air’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and rights holders generally. See the section entitled “The Business Combination Proposal — Interests of Elroy Air’s Directors and Executive Officers”.

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you are a shareholder entitled to attend and vote at this extraordinary general meeting, you may appoint a proxy or proxies to vote on your behalf. A proxy need not be a shareholder of Inflection Point.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy card will appoint [•] and [•] as your proxy to vote your shares in their discretion. [•] and [•] will vote “FOR” each of the proposals described in this notice, and in accordance with their judgment on any other matters that may properly come before the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO CONTINENTAL THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.    IF THE BUSINESS COMBINATION IS ABANDONED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO

INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the Inflection Point Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Name:	Kevin Shannon
Title:	Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2026 and is first being mailed to shareholders on or about [•], 2026.

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REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important information that is not included in or delivered with the accompanying proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of the accompanying proxy statement/prospectus or other information concerning Inflection Point, without charge, by written request to Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, New York 10019; or [•], our proxy solicitor, by calling [•], or by emailing [•], or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of Inflection Point to be held on [•], 2026, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by [•], 2026.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Inflection Point” refer to Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II). Prior to the Domestication, Inflection Point is an exempted company incorporated under the laws of the Cayman Islands. Following the Domestication, subject to shareholder approval, Inflection Point will be a corporation incorporated under the laws of the State of Delaware and will be renamed “Elroy Air, Inc.” Inflection Point, following the Domestication, is referred to in this document as Post-Domestication Inflection Point, and, following the Closing, is referred to in this document as New Elroy Air.

In this document:

“50% Redemption Scenario” means the hypothetical scenario in which 11,500,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $116,548,916 out of the Trust Account based on an assumed redemption price of $10.13 per share as of June 30, 2026.

“A&R Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into by and among New Elroy Air, the Sponsor, certain Elroy Air Equity Holders, the Signing Pre-Funded PIPE Investors, the Post-Signing Pre-Funded PIPE Investors and the Closing PIPE Investor at the Closing.

“Advisory Organizational Documents Proposals” means the six separate proposals in connection with the replacement of the Cayman Constitutional Documents that Inflection Point’s shareholders are asked to consider and vote upon and approve on a non-binding advisory basis by special resolution.

“Aggregate Base Consideration” means the number of shares equal to the quotient of: (a) the Purchase Price, divided by (b) the Redemption Price.

“Aggregate Common Holder Base Consideration” means the number of shares equal to the difference of (a) the Aggregate Base Consideration, less (b) the Aggregate Preferred Holder Base Consideration.

“Aggregate Preferred Holder Base Consideration” means the aggregate number of shares equal to the greater of (a) (i) the applicable liquidation preference of the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Combination Agreement” means that certain Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, dated as of June 26, 2026, by and among Inflection Point, Merger Sub and Elroy Air.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Marketing Agreement” means the Business Combination Marketing Agreement, dated February 10, 2025 between Inflection Point and the Representatives.

“Cayman Constitutional Documents” means the existing amended and restated memorandum and articles of association of Inflection Point, as it may be amended, restated, supplemented or otherwise modified from time to time, under the Companies Act.

“CCM” means Cohen & Company Capital Markets, a division of CCS.

“CCS” means Cohen & Company Securities, LLC.

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock of New Elroy Air.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Clear Street” means Clear Street LLC.

“Closing” means the closing of the Business Combination.

“Closing Date” means the day of the Closing.

“Closing PIPE Investment” means the purchase of 9,803,922 shares of Series A Preferred Stock and a New Elroy Air Series A Warrant by the Closing PIPE Investor for an aggregate purchase price of $100 million pursuant to the Series A SPA.

“Closing PIPE Investor” means the accredited investor party to the Series A SPA.

“Common Stock Exchange Ratio” means the Aggregate Base Consideration divided by the adjusted fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities (other than Elroy Air Options, the Pre-Funded Convertible Notes or the Elroy Air Pre-Funded Convertible Note Investor Warrants)) and (ii) issuable upon full exercise of all Elroy Air Options (calculated using the treasury method of accounting on a cashless exercise basis).

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedules” means the disclosure schedules to the Business Combination Agreement.

“Domestication” means the deregistering of Inflection Point from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticating as a Delaware corporation under the applicable provisions of the Companies Act and the DGCL and all matters necessary or ancillary thereto.

“Earnout Shares” means up to 11,000,000 additional shares of New Elroy Air Common Stock to be issued to the Eligible Stockholders upon the occurrence of the Triggering Events.

“Effective Time” means the time at which Merger Sub and Elroy Air shall consummate the Merger.

“Eligible Stockholders” means the Elroy Air Equity Holders, the Pre-Funded PIPE Investors and the Post-Signing Pre-Funded PIPE Investors.

“Elroy Air” means Elroy Air, Inc., a Delaware corporation.

“Elroy Air Common Equity Holders” means all Elroy Air Equity Holders other than Elroy Air Preferred Equity Holders.

“Elroy Air Equity Holders” means the holders of securities of Elroy Air, other than the holders of the Pre-Funded Convertible Notes, the Pre-Funded Warrants and unvested Elroy Air Options in respect of those securities.

“Elroy Air Lock-Up Agreement” means the Lock-Up Agreement to be entered into by and among New Elroy Air and the Lock-Up Holders at the Closing.

“Elroy Air Option” means an option to purchase equity securities of Elroy Air, granted pursuant to the 2016 equity incentive plan of Elroy Air.

“Elroy Air Preferred Equity Holders” means the holders of Elroy Air Preferred Stock.

“Elroy Air Preferred Stock” means the preferred stock of Elroy Air.

“Excluded Securities” means a security of Elroy Air that is owned by Inflection Point, Merger Sub, or Elroy Air immediately prior to the Effective Time.

“extraordinary general meeting” means that certain extraordinary general meeting to be held by Inflection Point to consider matters relating to the Business Combination at [•] a.m., Eastern Time, on [•], 2026.

“Founder Shares” means the Inflection Point Class B Shares.

“FTC” means the Federal Trade Commission.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements of 1976.

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“Inflection Point” means Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II), a Cayman Islands exempted company.

“Inflection Point Class A Shares” means the Class A ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Fund” means Inflection Point Fund I, LP.

“Inflection Point Ordinary Shares” means the Inflection Point Class A Shares and Inflection Point Class B Shares.

“Inflection Point Unaffiliated Shareholders” means the Inflection Point shareholders other than (a) the Sponsor, (b) Inflection Point Fund, (c) officers, directors or affiliates of Inflection Point, the Sponsor or Inflection Point Fund, and (d) Public Shareholders who elect to redeem their shares prior to or in connection with the Business Combination.

“Inflection Point Units” means a unit of Inflection Point, each consisting of one Inflection Point Class A Share and one-third of one Inflection Point Warrant.

“Inflection Point Warrants” means the warrants to purchase one Inflection Point Class A Share for $11.50 per share, subject to adjustment.

“IPO” means the initial public offering of Inflection Point.

“IPO Promissory Note” means that certain unsecured promissory note in the principal amount of up to $300,000 issued to the Sponsor on April 3, 2025.

“Letter Agreements” means the letter agreements, by and among Inflection Point, the Sponsor, Inflection Point Fund and current and former officers and directors of Inflection Point, dated February 10, 2026 and June 26, 2026.

“Maximum Redemption Scenario” means the hypothetical scenario in which all 23,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed, resulting in an aggregate cash payment of approximately $233,097,832 out of the Trust Account based on an assumed redemption price of $10.13 per share as of June 30, 2026.

“Merger” means the merger of Merger Sub with and into Elroy Air, with Elroy Air surviving the merger as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Elroy Air Operating Company, Inc. will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Elroy Air Operating Company, Inc. and its subsidiaries.

“Merger Sub” means IPGX Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Inflection Point.

“Nasdaq” means the Nasdaq Stock Market LLC.

“New Elroy Air” means Inflection Point following the Domestication and the Closing.

“New Elroy Air Common Stock” means the common stock of New Elroy Air, par value $0.0001 per share.

“New Elroy Air Incentive Plan” means the Elroy Air, Inc. 2026 Equity Incentive Plan.

“New Elroy Air Series A Warrant” means a warrant to purchase a number of shares of New Elroy Air Common Stock initially issued in exchange for a Pre-Funded Warrant or pursuant to the Series A SPA.

“Newbridge” means Newbridge Securities Corporation.

“No Redemption Scenario” means the hypothetical scenario in which no Public Holders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

“Lock-Up Holders” means the certain equity holders of Elroy Air who will enter into the Elroy Air Lock-Up Agreement.

“Lock-Up Shares” means the shares of New Elroy Air Common Stock subject to lock-up pursuant to the Elroy Air Lock-Up Agreement.

“Organizational Documents Proposal” means the proposal before Inflection Point’s shareholders to adopt the Proposed Organizational Documents.

“Per Share Earn-out Consideration” means a number of Earnout Shares equal to the quotient of (x) the Earnout Shares divided by (y) the fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities, the Pre-Funded Convertible Notes or the Pre-Funded Convertible Note Investor Warrants), (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) and (iii) all shares of New Elroy Air Common Stock issuable upon conversion of the Series A Preferred Stock issued as Convertible Note Consideration in the Merger.

“Post-Signing Pre-Funded Note Investment” means the investment contemplated under the Post-Signing Pre-Funded SPAs.

“Post-Signing Pre-Funded PIPE Investors” means the certain accredited investors party to the Post-Signing Pre-Funded SPAs.

“Post-Signing Pre-Funded SPAs” means the securities purchase agreements entered into between July 31, 2026 and September 15, 2026, by and among Elroy Air and the Post-Signing Pre-Funded PIPE Investors.

“Pre-Funded Note Investment” means, collectively, the Signing Pre-Funded Note Investment and the Post-Signing Pre-Funded Note Investment.

“Pre-Funded SPAs” means, collectively, the Signing Pre-Funded SPAs and the Post-Signing Pre-Funded SPAs.

“Proposed Bylaws” means the proposed new bylaws of New Elroy Air pursuant to the DGCL, attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” means the proposed new certificate of incorporation of New Elroy Air pursuant to the DGCL, attached to this proxy statement/prospectus as Annex B.

“Proposed Organizational Documents” means the Proposed Bylaws and Proposed Charter, together.

“Public Shareholders” means the holders of Public Shares of Inflection Point.

“Public Shares” means the Inflection Point Class A Shares initially sold in Inflection Point’s initial public offering.

“Public Warrants” means the Inflection Point Warrants sold as part of the Inflection Point Units in Inflection Point’s IPO.

“Purchase Price” means $800,000,000.

“Record Date” means [•], 2026.

“Representatives” means, collectively, CCM and Clear Street.

“Rule 144” means Rule 144 under the Securities Act.

“Series A Preferred Stock” means the 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of New Elroy Air.

“Series A SPA” means the securities purchase agreement, dated as of June 26, 2026, by and among Inflection Point, Elroy Air and the Closing PIPE Investor.

“Signing Pre-Funded Note Investment” means the investments contemplated under the Signing Pre-Funded SPAs.

“Signing Pre-Funded PIPE Investors” means the certain accredited investors party to the Signing Pre-Funded SPAs, including Inflection Point Fund.

“Signing Pre-Funded SPAs” means the securities purchase agreements, dated as of June 26, 2026, by and among Elroy Air and the Signing Pre-Funded PIPE Investors.

“Sponsor” means Columbus Circle 2 Sponsor Corporation LLC, a Delaware limited liability company.

“Sponsor Lock-Up Agreement” means the Lock-Up Agreement to be entered into by and among the Sponsor, the Representatives, the Closing PIPE Investor and New Elroy Air at the Closing.

“Sponsor Lock-Up Founder Shares” means the shares of New Elroy Air Common Stock issued upon conversion of Founder Shares subject to lock-up pursuant to the Sponsor Lock-Up Agreement.

“Sponsor Lock-Up Securities” means the Sponsor Lock-Up Founder Shares and Sponsor Lock-Up Unit Securities.

“Sponsor Lock-Up Unit Securities” means any (i) shares of New Elroy Air Common Stock issued or issuable to the Sponsor or the Representatives upon cancellation of the Private Placement Units, (ii) any New Elroy Air Warrants issued or issuable to the Sponsor or the Representatives upon cancellation of the Private Placement Units, and (iii) any shares of New Elroy Air Common Stock issuable upon exercise of any New Elroy Air Warrants issued or issuable to the Sponsor or the Representatives upon cancellation of the Private Placement Units.

“Sponsor Share Conversion” means the conversion of Founder Shares into Inflection Point Class A Shares immediately prior to the Domestication, in accordance with the Sponsor Support Agreement.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of June 26, 2026, by and between Sponsor, Elroy Air, Inflection Point and the other parties thereto, and attached hereto as Annex D.

“Trust Account” means the trust account of Inflection Point that holds the proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Units.

“White & Case” means White & Case LLP, counsel to Inflection Point.

MARKET AND INDUSTRY DATA

Information contained in this proxy statement/prospectus concerning the market and the industry in which Elroy Air competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Elroy Air based on such sources and Elroy Air’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified this third-party information. The industry in which Elroy Air operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Inflection Point’s Business” beginning on page 40 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for Inflection Point’s, Elroy Air’s and New Elroy Air’s respective business, and the timing for and ability of Elroy Air and Inflection Point to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of Elroy Air and Inflection Point. Although Elroy Air and Inflection Point believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Elroy Air nor Inflection Point can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

WithumSmith+Brown PC, Inflection Point’s independent auditor (f/k/a Columbus Circle Capital Corp II), has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about Elroy Air and Inflection Point prior to the Business Combination and the Company following the Business Combination, including:

•        the ability to satisfy the closing conditions to the Business Combination, including approval by shareholders of Elroy Air;

•        the ability to realize the benefits expected from the Business Combination;

•        the ability to consummate the Business Combination;

•        the ability to obtain and/or maintain the listing of the New Elroy Air Common Stock on Nasdaq following the Business Combination;

•        the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•        the future financial performance of New Elroy Air and Elroy Air Operating Company, Inc. following the Business Combination;

•        New Elroy Air’s and Elroy Air Operating Company, Inc.’s ability to retain or recruit, or to effect changes required in, their officers, key employees or directors following the Business Combination;

•        New Elroy Air’s and Elroy Air Operating Company, Inc.’s ability to comply with laws and regulations applicable to their business; and

•        expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Elroy Air’s and Inflection Point’s management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Elroy Air, Inflection Point and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Elroy Air’s views as of any subsequent date. Inflection Point and Elroy Air do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

x

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Elroy Air or Inflection Point following announcement of the Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of Elroy Air’s stockholders or Inflection Point’s shareholders, the inability to complete the Closing PIPE Investment or the failure to meet other conditions to closing in the Business Combination Agreement;

•        the inability to obtain or maintain the listing of the New Elroy Air Common Stock on Nasdaq following the Business Combination;

•        changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•        changes in applicable laws or regulations;

•        the risk that the Business Combination disrupts current plans and operations;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably;

•        the financial and business performance of Elroy Air, including Elroy Air’s anticipated results from operations in future periods;

•        the amount of redemptions by Public Shareholders being greater than expected, which may reduce the cash in the Trust Account available to New Elroy Air upon the consummation of the Business Combination;

•        costs related to the Business Combination;

•        the need to obtain and sustain governmental permits and approvals;

•        failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations;

•        possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims;

•        any infringement of the intellectual property rights of third parties;

•        failure to adequately protect intellectual property rights;

•        issues with information technology systems, including cyber threats, disruption, damage and failure;

•        use of resources and management attention related to the requirements of being a public company in the United States; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Inflection Point’s shareholders. Inflection Point urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at [•], Eastern Time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast. To participate in the extraordinary general meeting online, visit [•] and enter the 12-digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

A.     Inflection Point shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides that, among other things, following the Domestication of Inflection Point to Delaware as described below, Merger Sub will merge with and into Elroy Air, with Elroy Air surviving as a wholly-owned subsidiary of Inflection Point and substantially all of the assets in the business of the combined company will be held by Elroy Air Operating Company, Inc. and its subsidiaries, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it in its entirety.

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and Inflection Point’s governing documents. Inflection Point will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication. As a condition to, and at least one day prior to the Closing, Inflection Point will change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands under Section 206 of the Companies Act and domesticating as a corporation under Section 388 of the DGCL, pursuant to which Inflection Point’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Sponsor will elect to convert each Inflection Point Class B Share, on a one-for-one basis, into an Inflection Point Class A Share. Immediately following such conversion, in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of New Elroy Air Common Stock; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically, on a one-for-one basis, into New Elroy Air Warrants; and (iii) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant. See the section of this proxy statement/prospectus entitled “The Domestication Proposal” for additional information.

THE VOTE OF INFLECTION POINT’S SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF INFLECTION POINT AND ELROY AIR, CAREFULLY AND IN ITS ENTIRETY.

Q.     What proposals are shareholders of Inflection Point being asked to vote upon?

A.     At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        The Business Combination Proposal;

•        The Domestication Proposal;

•        The Stock Issuance Proposal;

•        The Organizational Documents Proposal;

•        The Advisory Organizational Documents Proposals;

•        The Director Election Proposal;

•        The New Elroy Air Incentive Plan Proposal; and

•        The Adjournment Proposal, if presented.

If Inflection Point’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal”, “Proposal No. 2 — The Domestication Proposal”, “Proposal No. 3 — The Stock Issuance Proposal”, “Proposal No. 4 — The Organizational Documents Proposal”, “Proposal No. 6 — The Director Election Proposal” and “Proposal No. 7 — The New Elroy Air Incentive Plan Proposal”.

Inflection Point will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Inflection Point should read it carefully.

After careful consideration, the Inflection Point Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the Director Election Proposal, (g) the New Elroy Air Incentive Plan Proposal and (h) the Adjournment Proposal, if presented, are in the best interests of Inflection Point and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.     Why is Inflection Point proposing the Business Combination?

A.     Inflection Point was incorporated to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Elroy Air, Inc. is a Delaware corporation formed on November 4, 2016. Elroy Air is developing industry-first autonomous aircraft systems and cutting-edge software to revolutionize express shipping. Deploying innovative hybrid-electric and autonomous vehicle technologies, their vertical-takeoff-and-landing (“VTOL”) aircraft transcend traditional airport limitations, unlocking new frontiers in commercial air cargo, humanitarian aid, and military logistics. From agile, low-risk resupply for troops, to dynamic disaster response and firefighting support, to warehouse-to-warehouse express parcel transport, Elroy Air’s technology reshapes logistics possibilities. Based on Inflection Point’s due diligence investigations of Elroy Air and the industry in which it operates, including the financial and other information provided by Elroy Air in the course of Inflection Point’s due diligence investigations, the Inflection Point Board believes that the Business Combination with Elroy Air is in the best interests of Inflection Point and its shareholders. However, there is no assurance of this. See “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the Inflection Point Board believes that the Business Combination with Elroy Air presents a unique business combination opportunity and is in the best interests of Inflection Point and its shareholders, the Inflection Point Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”, of this proxy statement/prospectus as well as in the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Our Business and Industry”.

Q.     What will happen in the Domestication?

A.     Inflection Point will, subject to obtaining the required shareholder approvals and at least one business day prior to the date of Closing, change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders, (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the Sponsor, will elect to convert each Founder Share, on a one-for-one basis, into an Inflection Point Class A Share; (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of New Elroy Air Common Stock; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically, on a one-for-one basis, into a New Elroy Air Warrant; and (iii) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal”.

Q.     What will securityholders of Elroy Air receive in connection with the Business Combination?

A.     Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time:

(1)    each convertible security of Elroy Air (other than the Pre-Funded Convertible Notes and excluding warrants and options to purchase stock of Elroy Air) that is outstanding immediately prior to the Effective Time, including all principal and interest thereunder, to the extent applicable, will automatically convert in full into shares of Elroy Air Preferred Stock or Elroy Air Common Stock, in accordance with the terms thereof;

(2)    each warrant of Elroy Air exercisable for Elroy Air Preferred Stock, if any, that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full; and

(3)    each warrant of Elroy Air (other than the Pre-Funded Warrants) exercisable for Elroy Air Common Stock that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Pursuant to the Business Combination Agreement, the Aggregate Base Consideration to be paid to the Elroy Air Equity Holders in, or in connection with, the Merger shall be the number of shares of New Elroy Air Common Stock equal to the quotient of: (a) the Purchase Price of $800,000,000, divided by (b) the Redemption Price and the unvested Elroy Air Options, which will be assumed by New Elroy Air and converted into options to purchase shares of New Elroy Air Common Stock at the Effective Time, are in addition to, and not included in, the Aggregate Base Consideration.

The portion of the Aggregate Base Consideration to be paid to the Elroy Air Preferred Equity Holders in, or in connection with, the Merger will be the aggregate number of shares of New Elroy Air Common Stock equal to the greater of (a) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio.

The portion of the Aggregate Base Consideration to be paid to the Elroy Air Common Equity Holders in, or in connection with, the Merger shall be, a number of shares of New Elroy Air Common Stock equal to the difference of (i) the Aggregate Base Consideration, less (ii) the Aggregate Preferred Holder Base Consideration.

The Convertible Note Consideration to be paid to the holders of the Pre-Funded Convertible Notes shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00.

The Pre-Funded Warrant Consideration to be paid to the holders of Pre-Funded Warrants shall be one or more New Elroy Air Series A Warrants equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each Excluded Security will be canceled and will cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Elroy Air Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the greater of (A) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (B) the product of the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(3)    each share of Elroy Air Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(4)    each Elroy Air Option will automatically cease to represent an option to purchase Elroy Air Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of shares of New Elroy Air Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Elroy Air Common Stock subject to such Elroy Air Option and (B) the Common Stock Exchange Ratio, at an exercise price per share of Elroy Air Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Elroy Air Common Stock of such Elroy Air Option by (y) the Common Stock Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive (I) the Convertible Note Consideration and (II) a number of Earnout Shares equal to the product of the Per Share Earn-out Consideration multiplied by the number of shares of New Elroy Air Common Stock issuable upon conversion of the Convertible Note Consideration on the Closing Date upon the occurrence of the Triggering Events; and

(6)    each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration.

In addition to the Aggregate Base Consideration, following the Business Combination, New Elroy Air will issue to the Eligible Stockholders up to 11,000,000 additional Earnout Shares in three tranches, upon the occurrence of the following Triggering Events:

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $15.00 per share for 20 trading days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of the Closing;

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of the Closing;

•        5,000,000 shares of New Elroy Air Common Stock if the Organic Revenue (as defined in the Business Combination Agreement) for New Elroy Air during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

If and when vested, each Eligible Stockholder will be entitled to receive, for each share of New Elroy Air Common Stock held by such Eligible Stockholder or issuable to such Eligible Stockholder upon conversion of shares of Series A Preferred Stock on the Closing Date, a number of Earnout Shares equal to the Per-Share Earn-out Consideration.

Q.     What are the reasons for the structure and timing of the Business Combination?

A.     Inflection Point was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Between its initial public offering and the execution of the Business Combination Agreement, Inflection Point and its advisors reviewed approximately 12 potential acquisition opportunities, entered into approximately 6 non-disclosure agreements with prospective targets (including Elroy Air), conducted active discussions with approximately 5 companies and delivered a draft letter of intent to one other potential business combination candidate. Inflection Point ultimately determined not to proceed with these opportunities because the parties were unable to agree upon transaction terms, competing transaction processes prevailed, or the opportunities no longer satisfied Inflection Point’s investment criteria. In connection with the Business Combination, the Sponsor partnered with Inflection Point Asset Management LLC (“IPAM”), which has significant experience with negotiating and consummating de-SPAC transactions and which introduced the Company and the Sponsor to Elroy Air. In connection with the partnership with IPAM, the Sponsor agreed, among other things, to make the management changes set forth below and that the Company will be renamed “Inflection Point Acquisition Corp. VII.”

Following extensive due diligence conducted by Inflection Point’s management and its advisors, and following detailed discussions with Elroy Air, Inflection Point concluded that Elroy Air represented a uniquely compelling opportunity for Inflection Point and its shareholders.

Inflection Point and Elroy Air pursued the Pre-Funded PIPE Investment and Closing PIPE Investment in order to provide additional capital to fund Elroy Air’s operations, research and development, and administration before and after the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Elroy Air entered into the Signing Pre-Funded SPAs with the Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $78.3 million and Pre-Funded Warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $66.6 million in the Signing Pre-Funded Note Investment. Between July 31, 2026 and September 15, 2026, Elroy Air entered into the Post-Signing Pre-Funded SPAs with the Post-Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $8.4 million in the Post-Signing Pre-Funded Note Investment.

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Inflection Point, Elroy Air and the Closing PIPE Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 9,803,922 shares of Series A Preferred Stock and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100 million. In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon Closing and (ii) Inflection Point will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon Closing. Solely with respect to such 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units, the Closing PIPE Investor will sign the Sponsor Lock-Up Agreement.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, Pre-Funded Note Investment and Closing PIPE Investment are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, Pre-Funded SPAs and Series A SPA, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

Q.     What equity stake will current Inflection Point securityholders and Elroy Air Equity Holders hold in New Elroy Air immediately after the consummation of the Business Combination?

A.     The following summarizes the pro forma shares outstanding of New Elroy Air Common Stock and Series A Preferred Stock (on an as-converted to common stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Elroy Air Common Stock, the New Elroy Air Options and the Earnout Shares:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	17.9%	11,500,000	9.8%	—	—
Sponsor(4)	7,165,018	5.6%	7,165,018	6.1%	7,165,018	6.8%
Representatives(5)	216,649	0.2%	216,649	0.2%	216,649	0.2%
Series A Holders(6)	19,142,262	14.9%	19,142,262	16.4%	19,142,262	18.2%
Elroy Air Equity Holders(7)	78,936,813	61.4%	78,936,813	67.5%	78,936,813	74.8%
Total*	128,460,742	100.0%	116,960,742	100.0%	105,460,742	100.0%
Potential sources of dilution*
New Elroy Air Warrants(8)	7,888,334	6.1%	7,888,334	6.7%	7,888,334	7.5%
New Elroy Air Series A Warrants(9)	17,156,862	13.4%	17,156,862	14.7%	17,156,862	16.3%
Unvested Private Company Options(10)	7,193,515	5.6%	7,193,515	6.2%	7,193,515	6.8%
New Elroy Air Incentive Plan(11)	19,326,338	15.0%	17,758,156	15.2%	16,189,974	15.4%
Earnout Shares	11,000,000	8.6%	11,000,000	9.4%	11,000,000	10.4%

____________

*        Percentages may not sum up to 100.0% due to rounding. The percentages shown for the potential sources of dilution reflect the total percentage of total shares for the applicable scenario without including the issuance of such additional shares in each respective case.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares and 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units.

(5)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by Cohen & Company Capital Markets (“CCM”) of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units. Includes an aggregate of 40,000 shares of New Elroy Air Common Stock underlying 40,000 Private Placement Units that were initially issued to Clear Street, which subsequently transferred 30,000 Private Placement Units to Michael Blitzer and 10,000 Private Placement Units to Kevin Shannon.

(6)      Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment and (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air and (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM.

(7)     Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.13 per share from the Trust Account based on funds in the Trust Account as of June 30, 2026. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of

New Elroy Air Common Stock. Excludes shares of New Elroy Air Common Stock that would be issuable upon exercise of the New Elroy Air Unvested Options that will be outstanding as a result of New Elroy Air’s assumption of the outstanding Elroy Air Unvested Options.

(8)      Consists of 7,888,334 New Elroy Air Warrants exercisable for an aggregate of 7,888,334 shares of New Elroy Air Common Stock consisting of 7,666,667 New Elroy Air Warrants issued upon conversion of Public Warrants and 221,667 New Elroy Air Warrants issued upon conversion of Inflection Point Warrants underlying the Private Placement Units.

(9)      Consists of (i) New Elroy Air Series A Warrants initially exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 7,352,940 shares of Elroy Air Common Stock and (ii) New Elroy Air Series A Warrants initially exercisable for 9,803,922 shares of New Elroy Air Common Stock to be issued pursuant to the Series A SPA.

(10)    Consists of unvested options to purchase 7,193,515 shares of New Elroy Air Common Stock to be issued in exchange for unvested 24,620,003 options to purchase Elroy Air Common Stock, based on an expected Common Stock Exchange Ratio of 0.2922. Such New Elroy Air Options have a weighted-average exercise price of $[•], based on the weighted-average exercise price of such Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922. The vesting requirements of the New Elroy Air Options are identical to those of the exchanged Elroy Air Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Exercisable as of June 26, 2026, with a weighted-average exercise price of $[•], based on the weighted-average exercise price of Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922.

(11)    Represents 19,326,338, 17,758,156 and 16,189,974 shares of New Elroy Air Common Stock reserved for issuance under the New Elroy Air Incentive Plan under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario, respectively.

The following summarizes the pro forma shares outstanding of New Elroy Air Common Stock on a fully diluted basis, assuming the exercise of all New Elroy Air Warrants, the exercise of all New Elroy Air Series A Warrants, the vesting and exercise of all New Elroy Air Options and the vesting of all Earnout Shares:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	12.0%	11,500,000	6.5%	—	—
Public Warrant Holders	7,666,667	4.0%	7,666,667	4.3%	7,666,667	4.6%
Sponsor(4)	7,165,018	3.8%	7,165,018	4.0%	7,165,018	4.3%
Representatives(5)	288,866	0.2%	288,866	0.2%	288,866	0.2%
Series A Holders(6)	36,448,574	19.1%	36,448,574	20.5%	36,448,574	22.1%
Elroy Air Equity Holders(7)	78,936,813	41.3%	78,936,813	44.4%	78,936,813	47.9%
Unvested Private Company Options(8)	7,193,515	3.8%	7,193,515	4.0%	7,193,515	4.4%
New Elroy Air Incentive Plan(9)	19,326,338	10.1%	17,758,156	10.0%	16,189,974	9.8%
Earnout Shares	11,000,000	5.7%	11,000,000	6.1%	11,000,000	6.7%
Total*	191,025,791	100.0%	177,957,609	100.0%	164,889,427	100.0%

____________

*        Percentages may not sum up to 100.0% due to rounding.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Consists of 7,165,018 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units and 88,333 New Elroy Air Warrants issued or issuable to the Sponsor in respect of the Private Placement Units.

(5)     Consists of (i) 216,649 shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units and (ii) 72,217 shares of New Elroy Air Common Stock issuable upon exercise of 72,217 New Elroy Air Warrants issued or issuable to the Representatives upon conversion of Private Placement Units, after giving effect to the transfer to the Closing

PIPE Investor by CCM of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units and an aggregate of 61,117 New Elroy Air Warrants issued or issuable to CCM in respect of the Private Placement Units.

(6)     Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment and (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air, (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM, (D) shares of New Elroy Air Common Stock issuable upon exercise of (i) New Elroy Air Series A Warrants initially exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 7,352,940 shares of Elroy Air Common Stock and (ii) New Elroy Air Series A Warrants initially exercisable for 9,803,922 shares of New Elroy Air Common Stock to be issued pursuant to the Series A SPA and (E) 149,450 shares of New Elroy Air Common Stock issuable upon exercise of 149,450 New Elroy Air Warrants transferred to the Closing PIPE Investor by the Sponsor and CCM.

(7)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.13 per share from the Trust Account based on funds in the Trust Account as of June 30, 2026. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Elroy Air Common Stock. Excludes shares of New Elroy Air Common Stock that would be issuable upon exercise of the New Elroy Air Unvested Options that will be outstanding as a result of New Elroy Air’s assumption of the outstanding Elroy Air Unvested Options.

(8)      Consists of options to purchase 7,193,515 shares of New Elroy Air Common Stock to be issued in exchange for unvested 24,620,003 options to purchase Elroy Air Common Stock, based on an expected Common Stock Exchange Ratio of 0.2922. Such New Elroy Air Options have a weighted-average exercise price of $[•], based on the weighted-average exercise price of such Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922. The vesting requirements of the New Elroy Air Options are identical to those of the exchanged Elroy Air Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Exercisable as of June 26, 2026, with a weighted-average exercise price of $[•], based on the weighted-average exercise price of Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922.

(9)      Represents 19,326,338, 17,758,156 and 16,189,974 shares of New Elroy Air Common Stock reserved for issuance under the New Elroy Air Incentive Plan under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario, respectively.

Q.     What is the effective purchase price attributed to the New Elroy Air Common Stock to be received by the Public Shareholders, the Sponsor, and the Elroy Air stockholders at Closing?

A.     Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of New Elroy Air Common Stock for each Public Share held by them immediately prior to the Domestication. While Inflection Point cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Inflection Point Units sold in Inflection Point’s IPO, the effective purchase price paid per share of New Elroy Air Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with Inflection Point’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.003 per share. In connection with the Business Combination, an aggregate of 7,666,667 Founder Shares held by the Sponsor will be voluntarily converted on a one-for-one basis into Inflection Point Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of New Elroy Air Common Stock, valued at approximately $[•] per share based on the closing price per Inflection Point Class A Share on [•], the Record Date. The Sponsor also purchased 265,000 Private Placement Units at a price of $10.00 per unit in a private placement that occurred simultaneously with the closing of the Inflection Point IPO which will convert into 265,000 shares of New Elroy Air Common Stock and 88,333 New Elroy Air Warrants, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of New Elroy Air Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $[•] per Inflection Point Class A Share on [•], the Record Date, the Sponsor may receive potential profits of approximately $[•] per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when shares of New Elroy Air Common Stock may have lost significant value. On the other hand, if Inflection Point liquidates without completing a business combination during the completion window, the Sponsor will lose its investment in Inflection Point.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Inflection Point — Executive and Director Compensation”. For information about the securities owned by the Sponsor, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions”.

Q.     Who is the Sponsor?

A.     Each director and officer of Inflection Point other than Messrs. Blitzer and Shannon were involved in Columbus Circle Capital Corp I (Nasdaq: BRR (“Columbus Circle 1”), a blank check company that on May 19, 2025 consummated its initial public offering of 25,000,000 units, including 3,000,000 units issued pursuant to the partial exercise by the underwriters of their over-allotment option, generating gross proceeds of $250,000,000. On June 23, 2025, Columbus Circle 1 and ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), a bitcoin-native financial services firm, announced their entry into a definitive business combination agreement. The transaction was approved by the shareholders of Columbus Circle 1 on December 3, 2025 and closed on December 5, 2025. In connection with the closing of the business combination, the holders of 23,434,229 Class A ordinary shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.05 per share, or approximately 91.2% of the outstanding Class A ordinary shares, for an aggregate redemption amount of $235,500,000. As of October 6, 2026, the share price of the combined company, ProCap Financial Inc, (Nasdaq:BRR) was $4.14.

In January 2021, members of Inflection Point’s management team founded Inflection Point Acquisition Corp. (“IPAX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPAX completed its initial public offering in September 2021, in which it sold 32,975,000 units, each consisting of one share of IPAX common stock and one-half of one warrant to purchase one share of IPAX common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $329,750,000. On September 16, 2022, IPAX announced its business combination with Intuitive Machines (“LUNR”), a diversified space exploration, infrastructure, and services company with marquee contracts supporting NASA’s $93 billion Artemis program. Prior to the extraordinary general meeting of IPAX shareholders to approve the business combination with LUNR, holders of 27,481,818 of IPAX Class A ordinary shares, or 83.34% of the outstanding IPAX Class A ordinary shares and 89.37% of the outstanding IPAX Class A ordinary shares not held by affiliates of IPAX, exercised their right to redeem those shares for cash at a price of approximately $10.1843 per share, for an aggregate of $279,884,313.81. The transaction with LUNR closed on February 13, 2023, and began trading on Nasdaq on February 14, 2023 under the ticker “LUNR”. Mr. Blitzer and Mr. Shannon believe LUNR represented a high-quality, public-ready company with a history of significant revenue growth and believes the deal’s valuation was attractive and the significant $50 million capital commitment from the sponsor supporting the transaction was a main differentiator. IPAX supported the transaction with extensive due diligence, significant investor outreach, and comprehensive planning, including a detailed media plan and retaining due diligence and capital markets advisors.

LUNR’s shares of Class A common stock and its warrants are listed on Nasdaq under the symbols “LUNR” and “LUNRW”, respectively. On October 6, 2026, the closing sale price of shares of the Class A common stock of LUNR was $15.06. Under the terms of the warrant agreement governing LUNR’s warrants, LUNR had the right to redeem all outstanding warrants if the last sales price of the Class A common stock was at least $18.00 per share for any 20 trading days within any 30-day trading period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the Class A common stock was at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on January 30, 2025. Accordingly, LUNR redeemed the warrants effective as of March 6, 2025.

In March 2023, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. II (“IPXX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPXX completed its initial public offering in May 2023, in which it sold 25,000,000 units, each consisting of one Class A ordinary share of IPXX and one-half of one warrant to purchase one share of IPXX common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $250,000,000. On August 21, 2024, IPXX entered into a business combination with USA Rare Earth, LLC (“USARE”), a company whose mission is to establish a vertically integrated, domestic rare earth magnet supply chain that supports the future state of energy, mobility, and national security in the United States. USARE is developing a NdFeB magnet manufacturing plant in the United States, and establishing domestic rare earth and critical minerals supply, extraction, and processing capabilities to supply its magnet manufacturing plant and market surplus materials to third-parties. IPXX held a vote on November 18, 2024 to extend the date by which IPXX must complete an initial business combination from November 30, 2024 to August 21, 2025. In connection with such extension, holders of 22,794,651 Class A ordinary shares of IPXX, or 91.18% of the outstanding IPXX public shares, exercised their right to redeem those shares for cash at a price of approximately $10.83 per share, for an aggregate of $246.9 million. Prior to the extraordinary general meeting of IPXX shareholders to approve the business combination with USARE, holders of 128,140 IPXX Class A ordinary shares, or 5.8% of the outstanding IPAX Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $11.00 per share, for an aggregate of $1,409,139.27. The transaction with USARE closed on March 13, 2025 and began trading on March 14, 2025 under the ticker “USAR.” Mr. Blitzer and Mr. Shannon believe USARE represented a promising opportunity in an industry with significant tailwinds and believed the deal’s valuation was attractive and the significant $31.7 million capital commitment from affiliates of the sponsor and their network of investors supporting the transaction was a main differentiator.

USARE’s common stock is listed on Nasdaq under the symbol “USAR”. On October 6, 2026, the closing sale price of shares of the common stock of USARE was $13.74.

In January 2024, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. III (“IPCX”), a blank check company formed for substantially similar purposes as our company. IPCX completed its initial public offering in April 2025, in which it sold 25,300,000 units, each consisting of one Class A ordinary share of IPCX and one right to receive one-tenth of one Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate proceeds of $253,000,000. On August 25, 2025, IPCX announced its business combination with A1R WATER, a global leader in atmospheric water generation. Prior to the extraordinary general meeting of IPCX shareholders to approve the business combination with A1R WATER, holders of 24,548,661 IPCX Class A ordinary shares, or 97.03% of the outstanding IPCX Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $10.4653 per share, for an aggregate of approximately $256.9 million. The transaction with A1R WATER closed on August 14, 2026, and began trading on Nasdaq on August 17, 2026 under the ticker “WATR.” We believe A1R WATER has built the foundation of a durable consumer business with differentiated technology, an experienced leadership team and a clear commercial path. The $96 million capital commitments from Inflection Point Fund, its network of investors and Southern Glazers Wine & Spirits, a premier beverage distributor and commercial partner of A1R WATER, position A1R WATER to execute its business plan. There was no vote held to extend the date by which IPCX was required to complete its initial business combination because IPCX completed its initial business combination with A1R WATER within 24 months of its initial public offering.

A1R WATER’s ordinary shares are listed on Nasdaq under the symbol “WATR”. On October 6, 2026, the closing price of A1R WATER’s ordinary shares was $1.855.

In June 2024, Inflection Point Fund provided the risk capital to form Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I, “IPDX”), a SPAC formed for substantially similar purposes as our company by a separate management team. IPDX completed its initial public offering in November 2024, in which it sold 25,000,000 units, each consisting of one Class A ordinary share of IPDX and one right to receive one-tenth of one Class A ordinary share of IPDX upon consummation of IPDX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $250,000,000. IPF has an economic interest in approximately 60.1% of the founder shares and 100% of the private placement securities of IPDX. In July 2025, Messrs. Blitzer and Shannon were appointed as President and Chief Executive Officer, and Chief Operating Officer, respectively, of IPDX. Mr. Blitzer was also appointed to the board of directors. On August 14, 2025, IPDX announced a business combination agreement with Merlin Labs, Inc. (“MRLN”), a leading developer of assured, autonomous flight technology for defense customers. Prior to the extraordinary general meeting of IPDX shareholders to approve the business combination with MRLN, holders of 22,550,551 IPDX Class A ordinary shares, or 90.20% of the outstanding IPDX Class A ordinary shares exercised their right to redeem those shares for cash at a price of approximately $10.5591 per share, for an aggregate of approximately $238.1 million. The transaction with MRLN closed on March 16, 2026, and began trading on Nasdaq on March 17, 2026 under the ticker “MRLN.” We believe MRLN represents an innovative company with significant potential to change the nature of flight. We believe the deal’s valuation was attractive and the significant $140 million capital commitments from IPF and its network of investors supporting the transaction was a main differentiator. There was no vote held to extend the date by which IPDX was required to complete its initial business combination because IPDX completed its initial business combination with MRLN within 24 months of its initial public offering.

MRLN’s common stock is listed on Nasdaq under the symbol “MRLN”. On October 6, 2026, the closing prices of MRLN’s common stock was $1.56.

In May 2024, a separate management team formed a special purpose acquisition company, Maywood Acquisition Corp. (“IPEX”) for substantially similar purposes as our company. IPEX completed its initial public offering in February 2025, in which it sold 8,625,000 units, each consisting of one IPEX Class A ordinary share and one right to receive one-fifth of one IPEX Class A ordinary share upon consummation of IPEX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $250,000,000. In September 2025, IPF acquired control of IPEX, as well as approximately 33% of the founder shares of IPEX. In connection with such acquisition, Messrs. Blitzer and Shannon were appointed as Chairman and Chief Executive Officer, and Chief Operating Officer, respectively, of IPEX. Mr. Blitzer was also appointed to the board of directors. On October 14, 2025, IPEX announced a business combination agreement with GOWell Technology Limited (“GoWell”), a leading global innovator in well logging technologies. The transaction is expected to close in the second half of 2026. IPEX held a vote on August 12, 2026 to extend the date by which IPEX was required complete an initial business combination from August 14, 2026 to August 31, 2026, and permit the board of directors of IPEX to further extend such date up to four times in one month increments, to up to December 31, 2026. In connection with such extension, holders of 7,475,610 Class A ordinary shares of IPEX, or 86.67% of the outstanding IPEX public shares, exercised their right to redeem those shares for cash at a price of approximately $10.59 per share, for an aggregate of $79.2 million. The transaction with GoWell closed on September 25, 2026, and began trading on Nasdaq on September 28, 2026 under the ticker “GOW.”

GoWell’s ordinary shares are listed on Nasdaq under the symbol “GOW”, respectively. On October 6, 2026, the closing price of GoWell’s ordinary shares was $4.06.

In September 2025, members of our management team founded IPFX, a SPAC formed for substantially similar purposes as our company. IPFX completed its initial public offering in March 2026, in which it sold 25,300,000 units, each consisting of one Class A ordinary share of IPFX and one-third of one warrant to purchase one Class A ordinary share of IPFX, for an offering price of $10.00 per unit, generating aggregate proceeds of $253,000,000. On June 8, 2026, IPFX announced a business combination agreement with Quantum Space, LLC, a company building the next generation of advanced maneuverable spacecraft to disrupt the orbital economy. The transaction is expected to close in the fourth quarter of 2026.

IPFX’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “IPFXU”, “IPFX” and “IPFXW”, respectively. On October 6, 2026, the closing prices of its units, Class A ordinary shares and warrants were $10.37, $10.04 and $0.7210, respectively.

In August 2026, members of our management team founded Inflection Point Acquisition Corp. VIII (“IPHX”), a SPAC formed for substantially similar purposes as our company. IPHX completed its initial public offering in August 2026, in which it sold 28,750,000 units, including 3,750,000 units issued pursuant to the full exercise by the underwriters of their overallotment option, each consisting of one Class A ordinary share of IPHX and one-third of one redeemable warrant to purchase one Class A ordinary share of IPHX, for an offering price of $10.00 per unit, generating aggregate proceeds of $287,500,000.

IPHX’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbols “IPHXU”, “IPHX” and “IPHXW”, respectively. On October 6, 2026, the closing prices of its units, Class A ordinary shares and warrants were $10.03, $9.88 and $0.42, respectively.

The experience of individual members of our management team with other SPACs is listed in their respective biographical information elsewhere in this proxy statement/prospectus.

Past performance by our management team, including with respect to Columbus Circle 1, IPAX, IPXX, IPCX, IPDX, IPEX, IPFX and IPHX is not a guarantee of success with respect to the Business Combination with Elroy Air. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Columbus Circle 1, IPAX, IPXX, IPCX, IPDX, IPEX, IPFX and IPHX as indicative of our future performance of an investment in Inflection Point or New Elroy Air or the returns we will, or are likely to, generate going forward.

For information about conflicts of interest with respect to the Sponsor, see “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Inflection Point — Executive

and Director Compensation”. For information about the securities owned by the Sponsor, including transfer restrictions and required forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Person Transactions”.

Q.     Did the Inflection Point Board obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A.     Yes. On June 25, 2026, the Inflection Point Board received an opinion from Newbridge as to (i) the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Total Pre-Money Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, and (ii) whether Elroy Air has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Newbridge, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of Newbridge Securities Corporation”. A copy of Newbridge’s opinion is attached hereto as Annex F.

Q.     How has the announcement of the Business Combination affected the trading price of the Inflection Point Class A Shares?

A.     On June 25, 2026, the last trading date prior to the public announcement of the Business Combination, Inflection Point Units, Inflection Point Class A Shares and Inflection Point Warrants closed at $10.19, $9.99 and $0.60, respectively. As of [•], 2026, the Record Date, the closing price for each Inflection Point Unit, Inflection Point Class A Shares and Inflection Point Warrants was $[•], $[•] and $[•] respectively.

Q.     Are there material differences between my rights as an Inflection Point shareholder and my rights as a New Elroy Air stockholder?

A.     Yes, there are certain material differences between your rights as an Inflection Point shareholder and your rights as a New Elroy Air stockholder. Please read the sections entitled “Description of New Elroy Air Securities” and “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Q.     Will Inflection Point obtain new financing in connection with the Business Combination?

A.     Yes. The Closing PIPE Investor agreed to purchase (i) 9,803,922 shares of Series A Preferred Stock and (ii) a New Elroy Air Series A Warrant to purchase 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100.0 million, pursuant to the Series A SPA.

See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Pre-Funded SPAs and Series A SPA”.

Q.     Will Elroy Air obtain new financing in connection with the Business Combination?

A.     Yes. The Pre-Funded Note Investors purchased the Pre-Funded Convertible Notes and Pre-Funded Warrants for an aggregate purchase price of approximately $75 million, pursuant to the applicable Pre-Funded PIPE Agreements.

See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Related Agreements — Pre-Funded SPAs and Series A SPA”.

Q.     Why is Inflection Point proposing the Domestication?

A.     The Inflection Point Board believes that there are significant advantages to New Elroy Air that will arise as a result of a change of Inflection Point’s domicile to the State of Delaware, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal — Reasons for the Domestication”.

To effect the Domestication, Inflection Point will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q.     What amendments will be made to the Cayman Constitutional Documents?

A.     The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Inflection Point’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace the Cayman Constitutional Documents, in each case, under the Companies Act, with the Proposed Charter and the Proposed Bylaws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal”, “The Organizational Documents Proposal” and “The Advisory Organizational Documents Proposals”.

Q.     How will the Domestication affect my Inflection Point Class A Shares, Inflection Point Warrants and Inflection Point Units?

A.     Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Sponsor will elect to convert each Inflection Point Class B Share issued and outstanding into one Inflection Point Class A Share. Immediately following such conversion, in connection with the Domestication, (a) each Inflection Point Class A Share issued and outstanding immediately prior to the Domestication will automatically convert into one share of New Elroy Air Common Stock, (b) each of the then issued and outstanding Inflection Point Warrants will convert automatically, on a one-for-one basis, into New Elroy Air Warrants, and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

Q.     What are the material U.S. federal income tax considerations of the Domestication?

A.     As discussed more fully under “U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets. Inflection Point will receive an opinion of counsel, to be filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the Domestication so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders”) of Inflection Point Class A Shares will be subject to Section 367(b) of the Code in connection with the Domestication and, as a result:

•        a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Inflection Point shares entitled to vote or 10% or more of the total value of all classes of Inflection Point shares (a “10% U.S. Shareholder”) on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Shares held directly by such U.S. Holder;

•        a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication generally will recognize gain (but not loss) with respect to its Inflection Point Class A Shares as if such U.S. Holder exchanged its Inflection Point Class A Shares for New Elroy Air Common Stock in a taxable transaction unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount attributable to such U.S. Holder’s Inflection Point Class A Shares; and

•        a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication.

Inflection Point does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

The application of the rules under Section 367 of the Code to the Inflection Point Warrants is uncertain and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of the attribution rules and application of the rules to the Inflection Point Warrants.

As discussed more fully under “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”, Inflection Point believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If Inflection Point were classified as a PFIC for U.S. federal income tax purposes, then notwithstanding the U.S. federal income tax consequences of the Domestication discussed in the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates), if finalized in their current form, generally would require a U.S. Holder to recognize gain (but not loss) on the exchange of Inflection Point Class A Shares or Inflection Point Warrants for New Elroy Air Common Stock or New Elroy Air Warrants pursuant to the Domestication. Any such gain would be taxable income, with the gain allocated ratably over the U.S. Holder’s holding period; the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Inflection Point was a PFIC would be included in the U.S. Holder’s gross income as ordinary income, and the amount allocated to each other prior taxable year would be taxed at the highest tax rate in effect for such year and an interest charge would apply to the resulting tax attributable to each such prior taxable year, with no corresponding receipt of cash in the Domestication to cover the resulting tax liability. In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code and such other PFIC rules may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations — d. QEF Election and Mark-to-Market Election” with respect to their Inflection Point Class A Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Under current law, no such elections may be made with respect to an option, which would include an Inflection Point Warrant. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders”.

Each U.S. Holder is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of Inflection Point Class A Shares and Inflection Point Warrants for New Elroy Air Common Stock and New Elroy Air Warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — III. Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s New Elroy Air Common Stock after the Domestication.

Although the redemptions of holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, holders exercising redemption rights would still be subject to the potential tax consequences of the Domestication, and for U.S. Holders, the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities”.

Q.     What are the material U.S. federal income tax considerations of the Merger?

A.     Inflection Point, holders of Inflection Point Class A Ordinary Shares and Inflection Point Rights will not be subject to any material U.S. federal income tax consequences solely as a result of the Merger. Inflection Point and Elroy Air intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, DLA Piper LLP (US) intends to deliver an opinion, on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of Inflection Point and Elroy Air to complete the Merger, however, are not conditioned on the receipt of any such opinion. If the Merger qualifies as a reorganization, then Elroy Air stockholders generally are not expected to recognize taxable gain or loss as a result of the receipt of New Elroy Air securities in exchange for Elroy Air securities pursuant to the Merger. For a more complete discussion of the U.S. federal income tax considerations of the Merger, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities”.

Q.     Do I have redemption rights?

A.     If you are a Public Shareholder, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the Redemption Price.

Q.     How do I exercise my redemption rights?

A.     If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

The address of Continental is listed under the question “Who can help answer my questions?” of this proxy statement/prospectus.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Redemption, which will take effect at least one business day prior to the Domestication. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the request for redemption and instruct Continental, to return the share certificates (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental at least two business days prior to the initial scheduled date of the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to Continental, at least two business days prior to the initial scheduled date of the extraordinary general meeting.

If a Public Shareholder properly makes a request for redemption and the certificates for Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, Inflection Point will redeem the Public Shares for a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

If you are a Public Shareholder and you exercise your redemption rights, such exercise will not result in the loss of any Public Rights that you may hold.

Q.     If I am a Public Warrant Holder, can I exercise redemption rights with respect to my Public Warrants?

A.     No. The Public Warrants holders have no redemption rights with respect to such securities.

Assuming that no more than 11,500,000 Public Shares, representing 50% of the outstanding Public Shares issued in connection with the IPO, are redeemed for an aggregate payment of approximately $[•] million from the Trust Account (based on the approximate balance of the Trust Account as of the Record Date) in connection with the Business Combination, which is a potential amount of redemptions, and assuming that each redeeming Public Shareholder holds one-third of one Public Warrant for each Public Share being redeemed and using the closing warrant price on Nasdaq of $0.60 as of June 25, 2026 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Warrants that can be retained by redeeming Public Shareholders is approximately $2.3 million. Assuming the Maximum Redemption Scenario, resulting in 23,000,000 Public Shares redeemed for an aggregate payment of approximately $[•] million from the Trust Account in connection with the Business Combination, and assuming that each redeeming Public Shareholder holds one-third of one Public Warrant for each Public Share being redeemed and using the closing warrant price on Nasdaq of $0.60 as of June 25, 2026 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of Public Warrants that can be retained by redeeming Public Warrant holders is approximately $4.6 million. The actual market price of the Public Warrants may be higher or lower on the date that Public Warrant holders seek to sell such Public Warrants. Additionally, Inflection Point cannot assure the Public Warrant holders that they will be able to sell their Public Warrants in the open market as there may not be sufficient liquidity in such securities when Public Warrant holders wish to sell their Public Warrants.

Q.     How do the Inflection Point Units offered in Inflection Point’s IPO differ from the Private Placement Units, and what are the related risks for any holders of Inflection Point Units after the Business Combination?

A.     The Private Placement Units are identical to the units sold in Inflection Point’s IPO in material terms and provisions, except that so long as they are held by the Sponsor or its permitted transferees, the Private Placement Units (including their component securities) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of an initial business combination, (ii) are entitled to registration rights and (iii) with respect to private placement warrants held by CCM, Clear Street and/or their designees, will not be exercisable more than five years from the commencement of sales in the IPO in accordance with FINRA Rule 5110(g)(8).

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of exercising your redemption rights with respect to your Public Shares depend on your particular facts and circumstances. It is possible that you may be treated as selling your Public Shares and, as a result, recognize capital gain or capital loss. It is also possible that the Redemption may be treated as a distribution for U.S. federal income tax purposes. Whether a redemption of your Public Shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock you are treated as owning before and after the redemption (including any shares that you constructively own as a result of owning Public Warrants and any shares that you directly or indirectly acquire pursuant to the Business Combination) relative to all of the shares of Inflection Point stock outstanding both before and after the redemption. Redeeming U.S. Holders generally will be subject to the PFIC rules with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Shares (if the redemption were treated as a corporate distribution). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities”.

All Public Shareholders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

Q.     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.     Following the closing of the IPO, an amount equal to $230 million ($10.00 per Public Share) of the net proceeds from the IPO and the sale of the Private Placement Units was placed in the Trust Account. As of the Record Date, funds in the Trust Account totaled $[•] and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (a) the completion of a business combination (including the Closing), (b) the redemption of all of the Public Shares if Inflection Point is unable to complete a business combination by February 12, 2028 (or such later date as Inflection Point’s shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) and (c) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of Inflection Point’s obligation to redeem 100% of the Public

Shares in connection with its initial business combination or if it does not complete a business combination by February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, subject to applicable law.

In connection with the Business Combination, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New Elroy Air following the Business Combination. See the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination”.

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     Our Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Inflection Point Public Shareholders, the trading market for New Elroy Air Common Stock may be less liquid than the market for Inflection Point Class A Shares was prior to the Business Combination, and New Elroy Air may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New Elroy Air’s business will be reduced and New Elroy Air may not be able to achieve its business plans.

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemption scenarios. This Trust Account value per share includes the per share cost of the fees payable pursuant to the Business Combination Marketing Agreement of $0.40 per Public Share ($0.60 per Public Share that was pursuant to the over-allotment option) that is not redeemed. As the fee under the Business Combination Marketing Agreement is only payable on Public Shares that are not redeemed, the trust proceeds per Public Share does not vary based on redemption levels.

As of June 30, 2026
Trust Account Value	$233,097,832
Total Public Shares	23,000,000
Trust Account Value per Public Share	$10.13
	No Redemptions(1)	50% Redemptions(2)	Maximum Redemptions(3)
Redemptions ($)	$—	$116,548,916	$233,097,832
Redemptions (Shares)	—	11,500,000	23,000,000
Business Combination Marketing Agreement Fee	$9,800,000	$4,900,000	$—
Cash left in the Trust Account post redemptions less Business Combination Marketing Agreement Fee	$223,297,832	$111,648,916	$—
Public Shares post redemptions	23,000,000	11,500,000	—
Remaining Trust Proceeds Per Public Share	$9.71	9.71	N/A

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

Furthermore, to the extent that Public Shareholders redeem their Public Shares in connection with the Business Combination, their Public Warrants will remain issued and outstanding notwithstanding the redemption of their Public Shares.

For information on the relative ownership levels of holders of New Elroy Air equity securities following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of New Elroy Air equity securities following the Business Combination under varying redemption scenarios, see the question entitled “What equity stake will current Inflection Point shareholders and Elroy Air Equity Holders hold in New Elroy Air immediately after the consummation of the Business Combination?”

Q.     What underwriting, placement agency and advisory fees are payable in connection with the Business Combination?

A.     Pursuant to that certain Underwriting Agreement between Inflection Point and the Representatives, as the Representatives of the several underwriters, dated February 10, 2026 (as it may be amended from time to time, the “Underwriting Agreement”), Inflection Point paid to the underwriters an aggregate cash amount of $4,000,000, all of which was used to by the Representatives to purchase 400,000 Private Placement Units.

Pursuant to the Business Combination Marketing Agreement, Inflection Point has agreed to pay the Representatives a cash fee upon the consummation of the Business Combination or another initial business combination of up to $9,800,000, consisting of (i) an amount equal to 4.0% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following the Redemption (up to $8,000,000), and (ii) 6.0% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following the Redemption (up to $1,800,000).

Additionally, Inflection Point engaged Barclays Capital Inc. (“Barclays”), Cohen & Company Securities, LLC (“CCM”) and Cantor Fitzgerald & Co (“Cantor” and, together with Barclays and CCM, the “PIPE Placement Agents”) as placement agents of a private placement of Inflection Point’s securities (the “PIPE Financing”). Inflection Point further engaged CCM and Cantor as joint financial advisors. Elroy Air engaged Barclays as exclusive financial advisor and capital markets advisor and as placement agent of a private placement of Elroy Air’s securities (the “Pre-PIPE Financing”). Inflection Point agreed to pay the placement agents of the PIPE Financing an aggregate cash fee equal to 5.0% of aggregate gross proceeds, with Barclays receiving 40% of such fees and each of CCM and Cantor receiving 30% of such fees. Inflection Point agreed to pay to each of CCM and Cantor a cash fee of $2,500,000 for their roles as joint financial advisors. Elroy Air agreed to pay a cash fee equal to 4.0% of the gross proceeds of the Pre-PIPE Financing and a cash fee of $10,000,000 for its role as financial advisor and capital market advisor, with an additional discretionary fee of $2,500,000.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) Inflection Point Shareholder Approval of the Condition Precedent Proposals, (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Elroy Air, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Elroy Air and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Elroy Air Common Stock on Nasdaq, subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each party to the Business Combination and the performance of the covenants and agreements of the parties, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the HSR Act with respect to the Business Combination, (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Elroy Air and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated in the fourth quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to Inflection Point shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is approved by Inflection Point’s shareholders at the extraordinary general meeting and the chairman of the Inflection Point Board elects to adjourn the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other Transaction. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal — Business Combination Agreement” of this proxy statement/prospectus.

Q.     What happens if the Business Combination is not consummated?

A.     Inflection Point will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement (or by their nature are to be satisfied at Closing). If Inflection Point is not able to complete the Business Combination with Elroy Air by February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) and is not able to complete another business combination by such date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), Inflection Point will cease all operations except for the purpose of winding up, as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds, redeem the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of Public Shares then in issue, which redemption will complete extinguish Public Shareholders’ rights as members (including the right to receive further liquidation distributions, if any) subject to applicable law, and as promptly as reasonably possible following such redemption, subject to the approval of Inflection Point’s remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject to our obligations under Cayman Islands law to provide for claims of creditors and in all cases the requirements of applicable law. In such event, the Inflection Point Warrants may be worthless.

Q.     What interests do the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have in the Business Combination?

A.     The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of Inflection Point Unaffiliated Shareholders. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point’s shareholders should take these interests into account in deciding whether to approve the proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        The Sponsor purchased 7,666,667 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by its managing member Cohen LLC. Inflection Point Fund has an economic interest in 3,000,000, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Michael Blitzer, Chairman of the Inflection Point Board, and Kevin Shannon, our Chief Executive Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Blitzer has an economic interest in 729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Mr. Shannon has an economic interest in 243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Gary Quin, our President and a member of the Inflection Point Board, has an economic interest in 250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Currently, approximately 667,000, or approximately 8.7%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor are allocable to Cohen LLC. However, the allocation to Cohen LLC will not be finally and definitively determined until Closing. The 7,666,667 shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares, if unrestricted and freely tradable, would have had an aggregate market value of approximately $77.2 million based on the closing price of $10.07 per Inflection Point Class A Ordinary Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Elroy Air Common Stock will be subject to lock-up restrictions, we believe such shares will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

•        The Sponsor purchased 265,000 Private Placement Units for $2,650,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its managing member Cohen LLC. The 265,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.7 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 88,333 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.0 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer all 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and all 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, purchased 320,000 Private Placement Units for an aggregate of $3,200,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO, using the $3,200,000 underwriting fee to which CCM was entitled in connection with the IPO. The 320,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $3.2 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 106,667 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.1 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        Pursuant to the Business Combination Marketing Agreement, CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, is entitled to a cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemptions (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the IPO remaining in the Trust Account following Redemption (up to $1,440,000).

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, has been engaged to act as joint financial advisor and co-placement agent to us in connection with the Business Combination, whereby among other things, we committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the Business Combination and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Elroy Air Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore CCM, Cohen LLC, Inflection Point Fund and the other members of the Sponsor, will lose their entire investment in Inflection Point if we do not complete a business combination by February 12, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will cease all operations except for the purpose of winding up, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account and subject to the approval of our remaining shareholders and the Inflection Point Board, liquidate and dissolve, in each case, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the 7,666,667 Founder Shares and 265,000 owned by the Sponsor, and the 320,000 Private Placement Units owned by CCM, would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

•        In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for approximately $32.0 million, Inflection Point Fund will receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock.

•        The Sponsor and our officers and directors have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The continuation of [•] as a director of the New Elroy Air Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Elroy Air Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor and our officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point funds as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by us from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the A&R Registration Rights Agreement, our officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Elroy Air Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration to be paid by Inflection Point pursuant to the Business Combination Agreement, a copy of the Fairness Opinion is attached hereto as Annex F.

Q.     Following the Business Combination, will New Elroy Air’s securities trade on a stock exchange?

A.     Yes. Inflection Point intends to apply to list the New Elroy Air Common Stock and the New Elroy Air Warrants on Nasdaq under the proposed symbols “ELRY” and “ELRYW” upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Elroy Air Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Elroy Air Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Elroy Air Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “ELRY”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Elroy Air Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Elroy Air Common Stock would not be listed on any nationally recognized securities exchange.

The Inflection Point Units will no longer trade as separate securities following the Closing. The Series A Preferred Stock and the New Elroy Air Series A Warrants will not be publicly traded.

Q.     Do I have appraisal rights in connection with the Business Combination?

A.     Neither Inflection Point’s shareholders nor Inflection Point’s rightsholders have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Q.     What do I need to do now?

A.     Inflection Point urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. Inflection Point’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of Inflection Point Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope not less than 48 hours prior to the start of the extraordinary general meeting. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name”. If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote”. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Q.     When and where will the extraordinary general meeting be held?

A.     The extraordinary general meeting will be held at [•], New York City time, on [•], at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at [•].

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     Inflection Point has fixed [•], 2026, as the Record Date for the extraordinary general meeting. If you were a shareholder of Inflection Point at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     Inflection Point shareholders are entitled to one vote at the extraordinary general meeting for each Inflection Point Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were [•] Inflection Point Ordinary Shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

Q.     What constitutes a quorum?

A.     A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of at least one-third of the issued and outstanding Inflection Point Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, 10,443,889 Inflection Point Ordinary Shares would be required to achieve a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.     Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Domestication Proposal — The approval of the Domestication Proposal requires a special resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents.

Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least a simple majority of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Director Election Proposal, in accordance with Article 30.1 of the Cayman Constitutional Documents.

New Elroy Air Incentive Plan Proposal — The approval of the New Elroy Air Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares. See the section of this proxy statement/prospectus entitled “Questions and Answers for Shareholders of Inflection Point — How does the Sponsor intend to vote their Inflection Point Ordinary Shares?”.

The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q.     What are the recommendations of the Inflection Point Board?

A.     The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Elroy Air Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The Inflection Point Board, after careful consideration, determined that the Business Combination is in the best interests of Inflection Point and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the Inflection Point Board” for more information.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Q.     How does the Sponsor intend to vote its Inflection Point Ordinary Shares?

A.     The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 7,666,667 Founder Shares and 265,000 Inflection Point Class A Shares underlying the Private Placement Units, representing approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares. As a result, we would need 7,734,167, or 33.6% of the 23,000,000 Public Shares outstanding to be voted in favor of the Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. To the extent that the Sponsor or our directors or executive officers purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Q.     Do the Sponsor, Inflection Point Fund, and Inflection Point’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of Inflection Point’s shareholders generally?

A.     Yes. The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Inflection Point’s shareholders generally. The Inflection Point Board was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that Inflection Point’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for more information.

Q.     What happens if I sell my Inflection Point Ordinary Shares before the extraordinary general meeting?

A.     The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two business days prior to scheduled date of the extraordinary general meeting.

Q.     How can I vote my shares without attending the extraordinary general meeting?

A.     If you are a shareholder of record of our Inflection Point Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of Inflection Point Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to Inflection Point’s Chief Executive Officer at Inflection Point’s address set forth below so that it is received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on [•], 2026) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Inflection Point’s Chief Executive Officer, which must be received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.     If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Elroy Air. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Inflection Point. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two business days prior to the initially scheduled date of the extraordinary general meeting pursuant to the procedures described in this proxy statement/prospectus.

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the other Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the closing of the Business Combination, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination Proposal, we may continue to try to complete a business combination with a different target business until February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law). If we fail to complete an initial business combination by February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), then we will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.     What should I do with my share certificates, rights certificates or unit certificates?

A.     Public Shareholders must complete the procedures for electing to redeem their Public Shares, including the delivery of their Public Shares, in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Our warrant holders should not submit the certificates relating to their Warrants. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon the Domestication, holders of Inflection Point Units, Inflection Point Class A Shares (including the Sponsor that elect to convert their Inflection Point Class B Shares into Inflection Point Class A Shares pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement immediately prior to the Domestication) and Inflection Point Warrants will receive shares of New Elroy Air Common Stock and New Elroy Air Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their Inflection Point Units, Inflection Point Class A Shares (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above), or Inflection Point Warrants.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive not less than 48 hours prior to the start of the extraordinary general meeting in order to cast a vote with respect to all of your Inflection Point Ordinary Shares.

Q.     Do the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A.     The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Inflection Point or its securities, the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Inflection Point’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination. Inflection Point expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Inflection Point Class A Shares and the number of beneficial holders of Inflection Point Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Inflection Point’s securities on Nasdaq.

In the event the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     Inflection Point will pay the cost of soliciting proxies for the extraordinary general meeting. Inflection Point has engaged [•] to assist in the solicitation of proxies for the extraordinary general meeting. Inflection Point has agreed to pay [•] a fee of $[•], plus disbursements. Inflection Point will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Inflection Point Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of Inflection Point Class A Shares. Inflection Point’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results are expected to be announced at the extraordinary general meeting. Inflection Point will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

[•]

Phone: [•]
Email: [•]

You also may obtain additional information about Inflection Point from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information”. If you are a Public Shareholder and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to Continental, at the address below prior to the extraordinary general meeting. Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30 Floor
New York, New York 10004
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meeting, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information”.

Parties to the Business Combination

Inflection Point

Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) is a special purpose company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities.

On February 12, 2026, Inflection Point consummated its IPO of 23,000,000 Inflection Point Units. Each Inflection Point Unit was sold at a price of $10.00 per Public Share, generating gross proceeds of $230,000,000. Each Inflection Point Unit consists of one Inflection Point Class A Share and one-third of one Inflection Point Warrant, with each whole Inflection Point Warrant exercisable for one Inflection Point Class A Share at $11.50 per share, subject to adjustment. Simultaneously with the sale of the 23,000,000 Inflection Point Units in the IPO, Inflection Point completed the private sale of an aggregate of 665,000 Private Placement Units to the Sponsor, CCM, and Clear Street at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $6,650,000.

Inflection Point’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

As of the date of this proxy statement/prospectus, Inflection Point had an aggregate of 23,665,000 Inflection Point Class A Shares and 7,666,667 Inflection Point Class B Shares issued and outstanding.

Inflection Point’s securities are traded on Nasdaq under the symbols “IPXG,” “IPXGU” and “IPXGW”. Inflection Point’s principal executive offices are located at 3 Columbus Circle, 24th Floor, New York, NY 10019, and its phone number is (646) 792-5600.

Merger Sub

IPGX Merger Sub, Inc. is a Delaware corporation and direct, wholly-owned subsidiary of Inflection Point incorporated on June 18, 2026. Pursuant to the Merger, Merger Sub will merge with and into Elroy Air, with Elroy Air surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Elroy Air Operating Company, Inc. will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Elroy Air and its subsidiaries.

Merger Sub’s principal executive offices are located at 3 Columbus Circle, 24th Floor, New York, NY 10019, and its phone number is (646) 792-5600.

Elroy Air

Elroy Air, Inc. is a Delaware corporation formed on November 4, 2016. Elroy Air is developing industry-first autonomous aircraft systems and cutting-edge software to revolutionize express shipping. Deploying innovative hybrid-electric and autonomous vehicle technologies, its VTOL aircraft transcend traditional airport limitations, unlocking new frontiers in commercial air cargo, humanitarian aid, and military logistics. Pursuant to the Merger, Merger Sub will merge with and into Elroy Air, with Elroy Air being the surviving corporation and becoming a wholly owned subsidiary of Inflection Point.

Elroy Air’s principal executive offices are located at 440 Eagle Court, Byron, CA 94514 and its phone number is [•].

The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Inflection Point is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, following the Domestication of Inflection Point to Delaware as described below, the merger of Merger Sub with and into Elroy Air, with Elroy Air surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Elroy Air Operating Company, Inc. will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Elroy Air Operating Company, Inc. and its subsidiaries, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”, the Inflection Point Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO.

Organizational Structure

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Cayman Constitutional Documents. Inflection Point will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication.

Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal”.

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Elroy Air and the expected structure of New Elroy Air immediately following the Closing.

Simplified Pre-Combination Structure

The Merger

Simplified Post-Combination Structure

Merger Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time:

(1)    each convertible security of Elroy Air (other than the Pre-Funded Convertible Notes and excluding warrants and options to purchase stock of Elroy Air) that is outstanding immediately prior to the Effective Time, including all principal and interest thereunder, to the extent applicable, will automatically convert in full into shares of Elroy Air Preferred Stock or Elroy Air Common Stock, in accordance with the terms thereof;

(2)    each warrant of Elroy Air exercisable for Elroy Air Preferred Stock, if any, that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full; and

(3)    each warrant of Elroy Air (other than the Pre-Funded Warrants) exercisable for Elroy Air Common Stock that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Pursuant to the Business Combination Agreement, the Aggregate Base Consideration to be paid to the Elroy Air Equity Holders in, or in connection with, the Merger shall be the number of shares of New Elroy Air Common Stock equal to the quotient of: (a) the Purchase Price of $800,000,000, divided by (b) the Redemption Price.

The portion of the Aggregate Base Consideration to be paid to the Elroy Air Preferred Equity Holders in, or in connection with, the Merger will be the aggregate number of shares of New Elroy Air Common Stock equal to the greater of (a) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio.

The portion of the Aggregate Base Consideration to be paid to the Elroy Air Common Equity Holders in, or in connection with, the Merger shall be, a number of shares of New Elroy Air Common Stock equal to the difference of (i) the Aggregate Base Consideration, less (ii) the Aggregate Preferred Holder Base Consideration.

The Convertible Note Consideration to be paid to the holders of the Pre-Funded Convertible Notes shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00.

The Pre-Funded Warrant Consideration to be paid to the holders of Pre-Funded Warrants shall be one or more New Elroy Air Series A Warrants equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each Excluded Security will be canceled and shall cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Elroy Air Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the greater of (A) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (B) the product of the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(3)    each share of Elroy Air Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(4)    each Elroy Air Option will automatically cease to represent an option to purchase Elroy Air Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of shares of New Elroy Air Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Elroy Air Common Stock subject to such Elroy Air Option and (B) the Common Stock Exchange Ratio, at an exercise price per share of Elroy Air Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Elroy Air Common Stock of such Elroy Air Option by (y) the Common Stock Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive (I) the Convertible Note Consideration and (II) a number of Earnout Shares equal to the product of the Per Share Earn-out Consideration multiplied by the number of shares of New Elroy Air Common Stock issuable upon conversion of the Convertible Note Consideration on the Closing Date upon the occurrence of the Triggering Events; and

(6)    each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration.

In addition to the Aggregate Base Consideration, following the Business Combination, New Elroy Air will issue to the Eligible Stockholders up to 11,000,000 additional Earnout Shares in three tranches, upon the occurrence of the following Triggering Events:

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $15.00 per share for 20 days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of the Closing;

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of the Closing;

•        5,000,000 shares of New Elroy Air Common Stock if the Organic Revenue (as defined in the Business Combination Agreement) for New Elroy Air during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

If and when vested, each Eligible Stockholder will be entitled to receive, for each share of New Elroy Air Common Stock held by such Eligible Stockholder or issuable to such Eligible Stockholder upon conversion of shares of Series A Preferred Stock on the Closing Date, a number of Earnout Shares equal to the Per-Share Earn-out Consideration.

Closing Conditions

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, approval of the Business Combination and related agreements and transactions by the respective shareholders of Inflection Point and Elroy Air, the completion of the Domestication, and the performance by Inflection Point and Elroy Air of all of their respective obligations and covenants under the Business Combination Agreement in all material respects.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions”.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Proposal No. 1 — Business Combination Proposal — Related Agreements”.

Registration Rights Agreement

At the Closing, New Elroy Air, the Sponsor, Inflection Point Fund, certain stockholders of Elroy Air (“Elroy Air Stockholders”), the Closing PIPE Investors and other parties thereto will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, Inflection Point Fund, certain Elroy Air Equity Holders, the Signing Pre-Funded PIPE Investors, the Post-Signing Pre-Funded PIPE Investors, the Closing PIPE Investor and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Elroy Air that they will hold following the Business Combination. The A&R Registration Rights Agreement will amend and restate the Existing Registration Rights Agreement (as defined below).

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Elroy Air and the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination, (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Elroy Air, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate at which the Inflection Point Class B Shares convert into Inflection Point Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain holders of equity securities of Elroy Air collectively holding such number of shares of Elroy Air Common Stock and Elroy Air Preferred Stock as is necessary to approve the Business Combination and the other matters specified below (the “Requisite Elroy Air Stockholders”), Inflection Point and Elroy Air entered into the Voting and Support Agreement (the “Stockholder Voting and Support Agreement”), pursuant to which the Requisite Elroy Air Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Elroy Air; (d) against any change in the business, management or board of directors of Elroy Air (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement, the Charter Amendment (as defined below) or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Elroy Air under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Elroy Air (other than pursuant to the Charter Amendment); (f) to convert all outstanding shares of Elroy Air Preferred Stock into Elroy Air Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Elroy Air (as amended by the Charter Amendment); (g) to approve and adopt the Charter Amendment to, among other things, revise the conversion prices applicable to each series of Elroy Air Preferred Stock; (h) to approve the Business Combination as may be required to satisfy the approval requirements in Section 3.3 of Elroy Air’s certificate of incorporation; and (i) to the extent such Elroy Air Equity Holder is a Disinterested Common Stockholder, to vote all shares of Elroy Air Common Stock held by such stockholder in favor of the Charter Amendment in satisfaction of the Disinterested Common Stockholder approval requirement.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Elroy Air, the Requisite Elroy Air Stockholders have agreed not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Elroy Air and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, the Requisite Elroy Air Stockholders have agreed not to commence, join in, facilitate, assist or encourage, and have agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each of the Requisite Elroy Air Stockholders has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor, the Representatives, the Closing PIPE Investor (solely with respect to the Sponsor Lock-Up Securities) (collectively, the “Sponsor Lock-Up Securityholders”) and New Elroy Air will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor Lock-Up Securityholders will agree (x) with respect to any shares of New Elroy Air Common Stock issued upon conversion of Founder Shares (the “Sponsor Lock-Up Founder Shares”), prior to the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date, or (y) with respect to any (i) shares of New Elroy Air Common Stock issued or issuable to the Sponsor or the Representatives upon cancellation of the Private Placement Units, (ii) any New Elroy Air Warrants issued or issuable to the Sponsor or the Representatives upon cancellation of the Private Placement Units, and (iii) any shares of New Elroy Air Common Stock issuable upon exercise of any New Elroy Air Warrants issued or issuable to the Sponsor or the Representatives upon cancellation of the Private Placement Units (collectively, the “Sponsor Lock-Up Unit Securities” and together with the Sponsor Lock-Up Founder Shares, the “Sponsor Lock-Up Securities”), prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options. The Sponsor Lock-Up Agreement will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of Closing.

Elroy Air Lock-Up Agreement

At the Closing, New Elroy Air and the Elroy Air Equity Holders who will receive, or would receive upon exercise of the Exchanged Options, at least 1% of the Aggregate Base Consideration and Earnout Shares (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Elroy Air Lock-Up Agreement”), pursuant to which the Lock-Up Holders and their respective permitted assigns will agree not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b), any Lock-Up Shares, prior to the earlier of (A) six months after the consummation of the Business Combination and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the consummation of the Business Combination. The Elroy Air Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Pre-Funded SPAs

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Elroy Air entered into the Signing Pre-Funded SPAs with the Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $78.3 million and Pre-Funded Warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $66.6 million in the Signing Pre-Funded Note Investment. Between July 31, 2026 and September 15, 2026, Elroy Air entered into the Post-Signing Pre-Funded SPAs with the Post-Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $8.4 million in the Post-Signing Pre-Funded Note Investment.

Series A SPA

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Inflection Point, Elroy Air and the Closing PIPE Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 9,803,922 shares of Series A Preferred Stock and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100 million. In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon Closing and (ii) Inflection Point will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon Closing. Solely with respect to such 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units, the Closing PIPE Investor will sign the Sponsor Lock-Up Agreement.

The Domestication Proposal

As a condition to the consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, Inflection Point must complete the Domestication. The Domestication Proposal, if approved by the Sponsor, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, Inflection Point will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, Inflection Point encourages shareholders to carefully review the information in “Proposal No. 2 — The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Sponsor will elect to convert each of the then issued and outstanding Inflection Point Class B Shares, on a one-for-one basis, into Inflection Point Class A Shares. At the effective time of the Domestication, (a) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into shares of New Elroy Air Common Stock; (b) each of the then issued and outstanding Inflection Point Warrants will convert automatically into a New Elroy Air Warrant; and (c) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

The Inflection Point Board has unanimously approved the Domestication Proposal. For additional information, see the section entitled “Proposal No. 2 — The Domestication Proposal” of this proxy statement/prospectus.

The Stock Issuance Proposal

Inflection Point will ask its shareholders to approve, by ordinary resolution, the Stock Issuance Proposal for purposes of complying with Nasdaq Listing Rules, including 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required prior to the issuance of securities in certain circumstances, including if the number of securities to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.

The Organizational Documents Proposal

If each of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal are approved, Inflection Point will ask its shareholders to approve the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, with the Proposed Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of Inflection Point following the Closing. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.

The Advisory Organizational Documents Proposals

Inflection Point will ask its shareholders to approve on a non-binding advisory basis six separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, compliant with the Companies Act, with the Proposed Organizational Documents, under the DGCL. The Inflection Point Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Elroy Air after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six Advisory Organizational Documents Proposals to approve on an advisory, non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Elroy Air would be authorized to issue (A) [•] shares of New Elroy Air Common Stock and (B) [•] shares of New Elroy Air Preferred Stock.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Advisory Organizational Documents Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Elroy Air to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

Advisory Organizational Documents Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, with or without cause.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. VII” to “Elroy Air, Inc.”, (2) make New Elroy Air’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Director Election Proposal

Inflection Point is proposing that its shareholders approve, effective upon the Closing of the Business Combination, the election of seven directors to serve on the New Elroy Air Board until the first annual meeting of stockholders of New Elroy Air to be held following the date of Closing, and until their respective successors are duly elected and qualified.

For additional information, see the section of this proxy statement/prospectus entitled “The Director Election Proposal”.

New Elroy Air Incentive Plan Proposal

Inflection Point is asking its shareholders to approve the New Elroy Air Incentive Plan and the material terms thereunder. The initial aggregate number of shares of New Elroy Air Common Stock that will be available for issuance under the New Elroy Air Incentive Plan will be equal to [•]% of the number of fully-diluted, as-converted shares of New Elroy Air Common Stock outstanding as of immediately following the closing of the Business Combination. The full text of the New Elroy Air Incentive Plan is attached hereto as Annex G.

For additional information, see the section of this proxy statement/prospectus entitled “New Elroy Air Incentive Plan Proposal”.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Inflection Point to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the chairman of the Inflection Point Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements.

For additional information, see the section of this proxy statement/prospectus entitled “The Adjournment Proposal”.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Elroy Air and the Sponsor, CCM, Clear Street and the Closing PIPE Investor will enter into a Sponsor Lock-Up Agreement, and New Elroy Air and the Lock-Up Holders will enter into the Elroy Air Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of New Elroy Air Common Stock. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities	Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

7,666,667 shares of New Elroy Air Common Stock, to be issued to the Sponsor upon conversion of 7,666,667 Inflection Point Class A Shares the Sponsor receives upon conversion of 7,666,667 Founder Shares in connection with the Closing.

Sponsor, CCM, Clear Street and the Closing PIPE Investor (solely with respect to the Sponsor Lock-Up Securities)

The period beginning on the Closing Date and ending on the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date to six months after the consummation of the Business Combination.

Transfers to Permitted Transferees(1)
665,000 shares of New Elroy Air Common Stock, to be issued to the Sponsor upon the conversion of securities underlying the 665,000 Private Placement Units.	Sponsor, CCM, Clear Street and the Closing PIPE Investor	The period beginning on the Closing Date and ending 30 days after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)

221,667 New Elroy Air Warrants (and the 221,667 shares of New Elroy Air Common Stock issuable upon exercise of such New Elroy Air Warrants), to be issued to the Sponsor upon the conversion of securities underlying the 221,667 Private Placement Units.

	Sponsor, CCM, Clear Street and the Closing PIPE Investor	The period beginning on the Closing Date and ending 30 days after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)
New Elroy Air Common Stock held immediately after the Closing (other than shares acquired in the public market after the Closing).	Lock-Up Holders

The period beginning on the Closing Date and ending on the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date to six months after the consummation of the Business Combination.

Transfers to Permitted Transferees(2)

__________

(1)     The lock-up restrictions will not apply to: (a) transfers of any securities other than the Sponsor Lock-Up Securities or any other equity security of New Elroy Air issued or issuable with respect to the Sponsor Lock-Up Securities by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) transfers to New Elroy Air’s officers or directors, any affiliate (as defined therein) or family member of any of New Elroy Air’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (c) in the case of an individual, transfers to any affiliates or family members of the holder of Sponsor Lock-Up Securities; (d) transfers to any investment funds or vehicles controlled or managed by the holder of Sponsor Lock-Up Securities or any of its affiliates; (e) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (c), or to a charitable organization; (f) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (g) in the case of an individual, transfers pursuant to a qualified domestic relations order; (h) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of the Sponsor Lock-Up Securities and/or the affiliates or family members of the holder of Sponsor Lock-Up Securities are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (i) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (c); (j) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement at prices no greater than the price at which the Sponsor Lock-Up Securities were originally purchased; (k) transfers in connection with any legal, regulatory or other order; (l) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (m) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of the Sponsor Lock-Up Securities; (n) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (o) the exercise of stock options to purchase shares of New Elroy Air Common Stock or the vesting of stock awards relating to shares of New Elroy Air Common Stock and any related transfer of shares of New Elroy Air Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Elroy Air Common Stock, it being understood that all shares of New Elroy Air Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Sponsor Lock-Up Agreement during the applicable lock-up period; (p) transfers to New Elroy Air pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Elroy Air or forfeiture of New Elroy Air Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Elroy Air Common Stock in connection with the termination of the holder of the Sponsor Lock-Up Securities’ service to New Elroy Air; (q) the entry, by the holder of the Sponsor Lock-Up Securities, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Elroy Air Common Stock by the holder of the Sponsor Lock-Up Securities, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Elroy Air Common Stock during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; (r) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Elroy Air securityholders having the right to exchange their shares of New Elroy Air Common Stock for cash, securities or other property; and (s) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Sponsor Lock-Up Securities (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

(2)     The lock-up restrictions will not apply to: (a) transfers of any securities other than (a) the Lock-Up Shares and (b) any other equity security of New Elroy Air issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) in the case of an individual, transfers to any affiliates (as defined therein) or family members of the holder of Lock-Up Shares; (c) transfers to any investment funds or vehicles controlled or managed by the holder of Lock-Up Shares or any of its affiliates; (d) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (a), or to a charitable organization; (e) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (f) in the case of an individual, transfers pursuant to a qualified domestic relations order; (g) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of Lock-Up Shares and/or the affiliates or family members of the holder of Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (h) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (a); (i) transfers in connection with any legal, regulatory or other order; (j) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (k) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of Lock-Up Shares; (l) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (m) the exercise of stock options or warrants to purchase shares of New Elroy Air Common Stock or the vesting of stock awards relating to shares of New Elroy Air Common Stock and any related transfer of shares of New Elroy Air Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Elroy Air Common Stock, it being understood that all shares of New Elroy Air Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Elroy Air Lock-Up Agreement during the lock-up period; (n) transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Elroy Air or forfeiture of New Elroy Air Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Elroy Air Common Stock in connection with the termination of the holder of Lock-Up Shares’ service to the Company; (o) the entry, by the holder of Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Elroy Air Common Stock by the holder of Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Elroy Air Common Stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (p) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Elroy Air’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (q) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from such holder of Lock-Up Shares’ ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Elroy Air, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Elroy Air.

Registering for the Extraordinary General Meeting

The extraordinary general meeting will be held at [•] Eastern Time, on [•], 2026. The extraordinary general meeting will be held virtually via live webcast at [•]. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by [•], 2026, at 5:00 p.m., Eastern Time. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of Inflection Point Ordinary Shares:

•        If your shares are registered in your name with the Transfer Agent and you wish to attend the online-only meeting, go to [•], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

Inflection Point’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on [•], 2026, which is the record date for the extraordinary general meeting (the “Record Date”). Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Warrants do not have voting rights. At the close of business on the Record Date, there were 31,331,667 Inflection Point Ordinary Shares outstanding, of which 23,000,000 were Public Shares, with the rest being held by Inflection Point’s initial shareholders.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the Inflection Point extraordinary general meeting if the holders of at least one-third of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, 10,443,889 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns an aggregate of approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 7,734,167, or approximately 33.6%, of the Public Shares, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all outstanding shares are voted); or no Public Shares not held by affiliates (assuming only the minimum number of shares representing a quorum are voted).

The proposals presented at the extraordinary general meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Domestication Proposal — The approval of the Domestication Proposal requires a special resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents.

•        Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Director Election Proposal — The approval of the Director Election Proposal requires an ordinary resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least a simple majority of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Director Election Proposal, in accordance with Article 30.1 of the Cayman Constitutional Documents.

•        New Elroy Air Incentive Plan Proposal — The approval of the New Elroy Air Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See the section of the proxy statement/prospectus entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to, among other things, vote in favor of all proposals being presented at the extraordinary general meeting, regardless of how the Public Shareholders vote. As of the Record Date, the Sponsor owned approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Warrants will not have redemption rights with respect to the Inflection Point Warrants.

Appraisal Rights

Neither Inflection Point’s shareholders nor the holders of Inflection Point Warrants have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Inflection Point has engaged [•] to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Inflection Point — Revoking Your Proxy”.

Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination

The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of Inflection Point Unaffiliated Shareholders. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point’s shareholders should take these interests into account in deciding whether to approve the proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        The Sponsor purchased 7,666,667 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by its managing member Cohen LLC. Inflection Point Fund has an economic interest in 3,000,000, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Michael Blitzer, Chairman of the Inflection Point Board, and Kevin Shannon, our Chief Executive Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Blitzer has an economic interest in 729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Mr. Shannon has an economic interest in 243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Gary Quin, our President and a member of the Inflection Point Board, has an economic interest in 250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Currently, approximately 667,000, or approximately 8.7%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor are allocable to Cohen LLC. However, the allocation to Cohen LLC will not be finally and definitively determined until Closing. The 7,666,667 shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares, if unrestricted and freely tradable, would have had an aggregate market value of approximately $77.2 million based on the closing price of $10.07 per Inflection Point Class A Ordinary Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Elroy Air Common Stock will be subject to lock-up restrictions, we believe such shares will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

•        The Sponsor purchased 265,000 Private Placement Units for $2,650,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its managing member Cohen LLC. The 265,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.7 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 88,333 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.0 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer all 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and all 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, purchased 320,000 Private Placement Units for an aggregate of $3,200,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO, using the $3,200,000 underwriting fee to which CCM was entitled in connection with the IPO. The 320,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $3.2 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 106,667 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.1 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        Pursuant to the Business Combination Marketing Agreement, CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, is entitled to a cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemptions (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the IPO remaining in the Trust Account following Redemption (up to $1,440,000).

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, has been engaged to act as joint financial advisor and co-placement agent to us in connection with the Business Combination, whereby among other things, we committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the Business Combination and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Elroy Air Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore CCM, Cohen LLC, Inflection Point Fund and the other members of the Sponsor, will lose their entire investment in Inflection Point if we do not complete a business combination by February 12, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will cease all operations except for the purpose of winding up, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account and subject to the approval of our remaining shareholders and the Inflection Point Board, liquidate and dissolve, in each case, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the 7,666,667 Founder Shares and 265,000 Private Placement Units owned by the Sponsor, and the 320,000 Private Placement Units owned by CCM, would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

•        In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for approximately $32.0 million, Inflection Point Fund will receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock.

•        The Sponsor and our officers and directors have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The continuation of [•] as a director of the New Elroy Air Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Elroy Air Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor and our officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point funds as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by us from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the A&R Registration Rights Agreement, our officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Elroy Air Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration to be paid by Inflection Point pursuant to the Business Combination Agreement. A copy of the Fairness Opinion is attached hereto as Annex F.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “The Business Combination Proposal — Interests of the Elroy Air Directors and Executive Officers”.

Compensation Received by the Sponsor, Inflection Point Fund, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, Inflection Point Fund, their respective affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Columbus Circle 2 Sponsor Corporation LLC	7,666,667 shares of New Elroy Air Common Stock upon conversion of 7,666,667 Inflection Point Class A Ordinary Shares received upon conversion of 7,666,667 Inflection Point Class B Shares in the Sponsor Share Conversion(1)(2)	$25,000
	265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 265,000 Private Placement Units(3) 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying 265,000 Private Placement Units(3)	$2,650,000
	Repayment of $300,000 due under IPO Promissory Note	Repayment of loans made to Inflection Point to cover offering related and organizational expenses

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Inflection Point Fund I, LP

A number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock

Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of approximately $32.0 million
	3,000,000 shares of New Elroy Air Common Stock, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC	$3,200,000 as an underwriting fee in connection with the IPO, which amount was used to purchase 320,000 Private Placement Units	Underwriting fee in connection with the IPO

320,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 320,000 Private Placement Units(4)

106,667 New Elroy Air Warrants upon conversion of 106,667 Inflection Point Warrants underlying 320,000 Private Placement Units(4)

320,000 Private Placement Units purchased using $3,200,000 received as an underwriting fee in connection with the IPO

A cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemption (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following Redemptions (up to $1,440,000)

Services pursuant to the Business Combination Marketing Agreement
	A cash fee upon the consummation of the Business Combination of $2,500,000	Services as a joint financial advisor to Inflection Point in connection with the Business Combination
	A cash fee upon the consummation of the Business Combination and the Closing PIPE Investment of $1,500,000	Services as co-placement agent in connection with the Closing PIPE Investment

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Michael Blitzer	729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

30,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 30,000 Private Placement Units

10,000 New Elroy Air Warrants upon conversion of 10,000 Inflection Point Warrants underlying 30,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Gary Quin	250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Kevin Shannon	243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

10,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 10,000 Private Placement Units

3,333 New Elroy Air Warrants upon conversion of 3,333 Inflection Point Warrants underlying 10,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company, LLC	$10,000 per month	Office space, administrative and shared personnel support services
Sponsor, Officers, and Directors, or our or their affiliates

Payment of consulting, success or finder fees to independent directors or their respective affiliates in connection with the consummation of the Business Combination or another initial business combination

Any services in order to effectuate the completion of an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
	Private placement units into which up to $1,500,000 in working capital loans may be convertible at a price of $10.00 per unit at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination

____________

(1)      Each independent director of Inflection Point holds membership interests reflecting indirect interests in 25,000 Founder Shares.

(2)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

(3)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

(4)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

Ownership of New Elroy Air

The following summarizes the pro forma shares outstanding of New Elroy Air Common Stock and Series A Preferred Stock (on an as-converted to common stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Elroy Air Common Stock, the New Elroy Air Options and the Earnout Shares:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	17.9%	11,500,000	9.8%	—	—
Sponsor(4)	7,165,018	5.6%	7,165,018	6.1%	7,165,018	6.8%
Representatives(5)	216,649	0.2%	216,649	0.2%	216,649	0.2%
Series A Holders(6)	19,142,262	14.9%	19,142,262	16.4%	19,142,262	18.2%
Elroy Air Equity Holders(7)	78,936,813	61.4%	78,936,813	67.5%	78,936,813	74.8%
Total*	128,460,742	100.0%	116,960,742	100.0%	105,460,742	100.0%
Potential sources of dilution*
New Elroy Air Warrants(8)	7,888,334	6.1%	7,888,334	6.7%	7,888,334	7.5%
New Elroy Air Series A Warrants(9)	17,156,862	13.4%	17,156,862	14.7%	17,156,862	16.3%
Unvested Private Company Options(10)	7,193,515	5.6%	7,193,515	6.2%	7,193,515	6.8%
New Elroy Air Incentive Plan(11)	19,326,338	15.0%	17,758,156	15.2%	16,189,974	15.4%
Earnout Shares	11,000,000	8.6%	11,000,000	9.4%	11,000,000	10.4%

____________

*        Percentages may not sum up to 100.0% due to rounding. The percentages shown for the potential sources of dilution reflect the total percentage of total shares for the applicable scenario without including the issuance of such additional shares in each respective case.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units.

(5)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by Cohen & Company Capital Markets (“CCM”) of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units. Includes an aggregate of 40,000 shares of New Elroy Air Common Stock underlying 40,000 Private Placement Units that were initially issued to Clear Street, which subsequently transferred 30,000 Private Placement Units to Michael Blitzer and 10,000 Private Placement Units to Kevin Shannon.

(6)      Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment and (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air and (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM.

(7)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.13 per share from the Trust Account based on funds in the Trust Account as of June 30, 2026. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Elroy Air Common Stock. Excludes shares of New Elroy Air Common Stock that would be issuable upon exercise of the New Elroy Air Unvested Options that will be outstanding as a result of New Elroy Air’s assumption of the outstanding Elroy Air Unvested Options.

(8)      Consists of 7,888,334 New Elroy Air Warrants exercisable for an aggregate of 7,888,334 shares of New Elroy Air Common Stock consisting of 7,666,667 New Elroy Air Warrants issued upon conversion of Public Warrants and 221,667 New Elroy Air Warrants issued upon conversion of Inflection Point Warrants underlying the Private Placement Units.

(9)      Consists of (i) New Elroy Air Series A Warrants initially exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 7,352,940 shares of Elroy Air Common Stock and (ii) New Elroy Air Series A Warrants initially exercisable for 9,803,922 shares of New Elroy Air Common Stock to be issued pursuant to the Series A SPA.

(10)    Consists of unvested options to purchase 7,193,515 shares of New Elroy Air Common Stock to be issued in exchange for unvested 24,620,003 options to purchase Elroy Air Common Stock, based on an expected Common Stock Exchange Ratio of 0.2922. Such New Elroy Air Options have a weighted-average exercise price of $[•], based on the weighted-average exercise price of such Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922. The vesting requirements of the New Elroy Air Options are identical to those of the exchanged Elroy Air Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Exercisable as of June 26, 2026, with a weighted-average exercise price of $[•], based on the weighted-average exercise price of Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922.

(11)    Represents 19,326,338, 17,758,156 and 16,189,974 shares of New Elroy Air Common Stock reserved for issuance under the New Elroy Air Incentive Plan under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario, respectively.

The following summarizes the pro forma shares outstanding of New Elroy Air Common Stock on a fully diluted basis, assuming the exercise of all New Elroy Air Warrants, the exercise of all New Elroy Air Series A Warrants, the vesting and exercise of all New Elroy Air Options and the vesting of all Earnout Shares:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	12.0%	11,500,000	6.5%	—	—
Public Warrant Holders	7,666,667	4.0%	7,666,667	4.3%	7,666,667	4.6%
Sponsor(4)	7,165,018	3.8%	7,165,018	4.0%	7,165,018	4.3%
Representatives(5)	288,866	0.2%	288,866	0.2%	288,866	0.2%
Series A Holders(6)	36,448,574	19.1%	36,448,574	20.5%	36,448,574	22.1%
Elroy Air Equity Holders(7)	78,936,813	41.3%	78,936,813	44.4%	78,936,813	47.9%
Unvested Private Company Options(8)	7,193,515	3.8%	7,193,515	4.0%	7,193,515	4.4%
New Elroy Air Incentive Plan(9)	19,326,338	10.1%	17,758,156	10.0%	16,189,974	9.8%
Earnout Shares	11,000,000	5.7%	11,000,000	6.1%	11,000,000	6.7%
Total*	191,025,791	100.0%	177,957,609	100.0%	164,889,427	100.0%

____________

*        Percentages may not sum up to 100.0% due to rounding.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Consists of 7,165,018 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units and 88,333 New Elroy Air Warrants issued or issuable to the Sponsor in respect of the Private Placement Units.

(5)      Consists of (i) 216,649 shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units and (ii) 72,217 shares of New Elroy Air Common Stock issuable upon exercise of 72,217 New Elroy Air Warrants issued or issuable to the Representatives upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by CCM of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units and an aggregate of 61,117 New Elroy Air Warrants issued or issuable to CCM in respect of the Private Placement Units.

(6)      Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment and (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air, (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM, (D) shares of New Elroy Air Common Stock issuable upon exercise of (i) New Elroy Air Series A Warrants initially exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 7,352,940 shares of Elroy Air Common Stock and (ii) New Elroy Air Series A Warrants initially exercisable for 9,803,922 shares of New Elroy Air Common Stock to be issued pursuant to the Series A SPA and (E) 149,450 shares of New Elroy Air Common Stock issuable upon exercise of 149,450 New Elroy Air Warrants transferred to the Closing PIPE Investor by the Sponsor and CCM.

(7)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.13 per share from the Trust Account based on funds in the Trust Account as of June 30, 2026. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Elroy Air Common Stock. Excludes shares of New Elroy Air Common Stock that would be issuable upon exercise of the New Elroy Air Unvested Options that will be outstanding as a result of New Elroy Air’s assumption of the outstanding Elroy Air Unvested Options.

(8)      Consists of options to purchase 7,193,515 shares of New Elroy Air Common Stock to be issued in exchange for unvested 24,620,003 options to purchase Elroy Air Common Stock, based on an expected Common Stock Exchange Ratio of 0.2922. Such New Elroy Air Options have a weighted-average exercise price of $[•], based on the weighted-average exercise price of such Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922. The vesting requirements of the New Elroy Air Options are identical to those of the exchanged Elroy Air Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Exercisable as of June 26, 2026, with a weighted-average exercise price of $[•], based on the weighted-average exercise price of Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922.

(9)      Represents 19,326,338, 17,758,156 and 16,189,974 shares of New Elroy Air Common Stock reserved for issuance under the New Elroy Air Incentive Plan under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario, respectively.

Dilution

The following table presents the net tangible book value per share under each of (i) the No Redemption Scenario, (ii) the 50% Redemption Scenario and (iii) the Maximum Redemption Scenario assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

(in thousands, except share and per share amounts)	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
IPO offering price per share	$10.00	$10.00	$10.00
Net Tangible Book Value as of June 30, 2026, as adjusted(4)	$312,011	$200,362	$88,713
As adjusted shares(5)	41,885,589	30,385,589	18,885,589
Net Tangible Book Value per share	$7.45	$6.59	$4.70
Dilution per share to Public Shareholders	$2.55	$3.41	$5.30

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      See table below for reconciliation of net tangible book value, as adjusted.

(5)      See table below for reconciliation of as adjusted shares.

The following table illustrates the as adjusted net tangible book value to the Inflection Point Ordinary Shareholders and net increase in net tangible book value to the Inflection Point Ordinary Shareholders as a result of transaction costs, funds released from the Trust Account at the Closing and the PIPE Investment.

(in thousands, except share and per share amounts)	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
Numerator adjustments
Net Tangible Book Value(4)	$(264)	$(264)	$(264)
Anticipated transaction expenses	$(20,823)	$(15,923)	$(11,023)
Closing PIPE Investment proceeds	$100,000	$100,000	$100,000
Funds Released from Trust Account	$233,098	$116,549	$—
Net Tangible Book Value as of June 30, 2026, as adjusted	$312,011	$200,362	$88,713
Denominator adjustments
Inflection Point Public Shareholders	23,000,000	11,500,000	—
Sponsor(5)	7,165,018	7,165,018	7,165,018
Representatives and Messrs. Blitzer and Shannon(6)	216,649	216,649	216,649
Closing PIPE Investor(7)	11,503,922	11,503,922	11,503,922
As adjusted Inflection Point shares outstanding	41,885,589	30,385,589	18,885,589

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Includes a business combination marketing fee of $9.8 million in the No Redemptions Scenario, $4.9 million in the 50% Redemptions Scenario and $0 in the Maximum Redemptions Scenario.

(5)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units and 88,333 New Elroy Air Warrants issued or issuable to the Sponsor in respect of the Private Placement Units.

(6)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by CCM of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units. Includes an aggregate of 40,000 shares of New Elroy Air Common Stock underlying 40,000 Private Placement Units that were initially issued to Clear Street, which subsequently transferred 30,000 Private Placement Units to Michael Blitzer and 10,000 Private Placement Units to Kevin Shannon.

(7)      Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air and (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM.

New Elroy Air is expected to have a maximum of 128,460,742 shares of New Elroy Air Common Stock outstanding or issuable immediately following the Closing (excluding shares of New Elroy Air Common Stock issuable upon exercise of New Elroy Air Options, New Elroy Air Warrants or New Elroy Air Series A Warrants) after giving effect to the Business Combination under the No Redemptions Scenario. Where there are no redemptions, the valuation of Inflection Point is based on the offering price each Public Share of $10.00 (for this purpose ascribing no value to the Inflection Point Warrant included in each Inflection Point Unit) and is therefore calculated as: $10.00 (Per share price at IPO) times 128,460,742 shares, or $1,284,607,420. The following table illustrates the valuation based on the offering price of the securities at the IPO price of $10.00 per share under each redemption scenario:

	No Redemption Scenario(1)	50% Redemption Scenario(2)	Maximum Redemption Scenario(3)
Valuation of shares issued to Public Shareholders	$230,000,000	$115,000,000	—
Shares of New Elroy Air Common Stock issued in exchange for Public Shares	23,000,000	11,500,000	—
Valuation of shares held by Sponsor	$71,650,180	$71,650,180	$71,650,180
Shares of New Elroy Air Common Stock issued in exchange for securities held by Sponsor	7,165,018	7,165,018	7,165,018
Valuation of shares issued to Elroy Air Equity Holders (other than the holders of the Pre-Funded Convertible Notes, the Pre-Funded Warrants and the unvested Elroy Air Options in respect of those securities)	$789,368,130	$789,368,130	$789,368,130
Shares of New Elroy Air Common Stock issued in exchange for Elroy Air securities (other than the holders of the Pre-Funded Convertible Notes, the Pre-Funded Warrants and the unvested Elroy Air Options in respect of those securities) in the Business Combination	78,936,813	78,936,813	78,936,813
Valuation of shares of New Elroy Air Common Stock underlying Series A Preferred Stock issued in exchange for Pre-Funded Convertible Notes and pursuant to the Series A SPA and shares of New Elroy Air Common Stock issued or transferred pursuant to the Series A SPA	$191,422,620	$191,422,620	$191,422,620
Shares of New Elroy Air Common Stock underlying Series A Preferred Stock issued in exchange for Pre-Funded Convertible Notes and pursuant to the Series A SPA and shares of New Elroy Air Common Stock issued or transferred pursuant to the Series A SPA(4)	19,142,262	19,142,262	19,142,262
Valuation of shares of New Elroy Common Stock issued in exchange for Private Placement Units held by the Representatives and Messrs. Blitzer and Shannon	$2,166,490	$2,166,490	$2,166,490
Shares of New Elroy Common Stock issued in exchange for Private Placement Units held by the Representatives and Messrs. Blitzer and Shannon(5)	216,649	216,649	216,649
Total valuation	$1,284,607,420	$1,169,607,420	$1,054,607,420
Total shares of New Elroy Air Common Stock outstanding or issuable without further consideration at Closing	128,460,742	116,960,742	105,460,742

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $115.0 million (based on the IPO price of $10.00 per share) from the Trust Account, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $230.0 million (based on the IPO price of $10.00 per share) from the Trust Account, which is a redemption scenario that could occur.

(4)      Consists of shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment, (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA, (iii) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air and (iv) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM.

(5)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by CCM of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units. Includes an aggregate of 40,000 shares of New Elroy Air Common Stock underlying 40,000 Private Placement Units that were initially issued to Clear Street, which subsequently transferred 30,000 Private Placement Units to Michael Blitzer and 10,000 Private Placement Units to Kevin Shannon.

Regulatory Matters

Neither Inflection Point nor Elroy Air is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC (the “Antitrust Agencies”) and certain waiting period requirements have been satisfied. The Business Combination is subject to the HSR Act and cannot be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC. On [•], 2026, Inflection Point and Elroy Air filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Agencies.

Recommendation to Shareholders of Inflection Point

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Elroy Air Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

Background and Material Terms of the Business Combination

Inflection Point is a special purpose acquisition company that was incorporated on April 3, 2025, as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Between its initial public offering and the execution of the Business Combination Agreement, Inflection Point and its advisors reviewed approximately 12 potential acquisition opportunities, entered into approximately 6 non-disclosure agreements with prospective targets (including Elroy Air), conducted active discussions with approximately 5 companies and delivered a draft letter of intent to one other potential business combination candidate. Inflection Point ultimately determined not to proceed with these opportunities because the parties were unable to agree upon transaction terms, competing transaction processes prevailed, or the opportunities no longer satisfied Inflection Point’s investment criteria. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Inflection Point and Elroy Air, which occurred between April and June 2026. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

The Inflection Point Board’s Reasons for the Approval of the Business Combination

Before reaching its unanimous decisions on June 26, 2026, the Inflection Point Board consulted with its management team, legal counsel and other advisors. The Inflection Point Board considered a variety of factors in connection with its evaluation of the Business Combination in approving and recommending the transaction to the Inflection Point shareholders. In light of the complexity of those factors, the Inflection Point Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination.

Further, the prospectus for the IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point also indicated it may enter into a business combination with a target business that does not meet these criteria or guidelines. The Inflection Point Board considered these criteria in their evaluation of Elroy Air. The Inflection Point Board determined that the Business

Combination presents an attractive business opportunity in light of a variety of factors, including its strong and experienced management team, defensible market position, unique product offering and valuation. The Inflection Point Board also reviewed the financial analysis and opinion of Newbridge to the effect that, as of June 25, 2026, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Base Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) whether Elroy Air has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board also considered the potential detriments of the Business Combination to Elroy Air, including Elroy Air’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Inflection Point if the Business Combination is not achieved, including the risk that it may result in Inflection Point being unable to complete a business combination and force Inflection Point to liquidate.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination.

Estimated Sources and Uses (No Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Elroy Air Equity Rollover	$800	Elroy Air Equity Rollover		$800
Cash in Trust Account(1)	$233	Cash to Balance Sheet(1)(2)(3)(4)	$
Total PIPE Investment	$175	Paydown of Existing Debt(3)	$
		Estimated Transaction Expenses		$42
Total sources	$1,208	Total uses		$1,208

Estimated Sources and Uses (Maximum Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Elroy Air Equity Rollover	$800	Elroy Air Equity Rollover		$800
Total PIPE Investment	$175	Cash to Balance Sheet(1)(2)(3)(4)	$
		Paydown of Existing Debt(3)	$
		Estimated Transaction Expenses		$32
Total sources	$975	Total uses		$975

____________

(1)      Based on the amount in the Trust Account as of June 30, 2026.

(2)      Assumes $175 million in PIPE Investments from new and existing investors, up to $233 million in cash held in the Trust Account, paydown of $[•] in outstanding debt and $42 million of transaction expenses, including a business combination marketing fee of $9.8 million.

(3)      As of [•], 2026, Elroy Air had approximately $[•] of outstanding debt.

(4)      Assumes $175 million in PIPE Investments from new and existing investors, paydown of $[•] in outstanding debt and $32 million of transaction expenses.

U.S. Federal Income Tax Considerations

For a discussion summarizing material U.S. federal income tax considerations of the Domestication and an exercise of Redemption Rights in connection with the Business Combination, please see “U.S. Federal Income Tax Considerations”.

Accounting Considerations

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as Elroy Air has been determined to be the accounting acquirer under all redemption scenarios presented. Under this method of accounting, Inflection Point, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and Elroy Air, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of Elroy Air will become the historical financial statements of New Elroy Air, and Inflection Point’s assets, liabilities, and results of operations will be consolidated with Elroy Air starting from the Closing Date. For accounting purposes, the financial statements of New Elroy Air will represent a continuation of the financial statements of Elroy Air, with the Business Combination being treated as the equivalent of Elroy Air issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. The net assets of Inflection Point will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Elroy Air in future final reporting of New Elroy Air. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Inflection Point has not elected, and New Elroy Air is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Elroy Air will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of Inflection Point’s IPO registration statement, (b) in which New Elroy Air has total annual revenue of at least $1.235 billion, or (c) in which New Elroy Air is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New Elroy Air has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

Inflection Point is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Elroy Air will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Elroy Air will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the

Business Combination, or New Elroy Air’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Elroy Air is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Elroy Air will remain a smaller reporting company after the Closing. To the extent that New Elroy Air takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risk Factors

In evaluating the proposals to be presented at the extraordinary general meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus. In particular, such risks include, but are not limited to, the following:

•        Elroy Air is an early-stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future.

•        Elroy Air has a limited operating history, which makes it difficult to evaluate its business and future prospects and may increase the risk of your investment.

•        The market for autonomous aerial cargo systems has not been established with precision, is still emerging and may not achieve the growth potential expected or may grow more slowly than expected.

•        Elroy Air’s future growth is dependent upon the market’s willingness to adopt autonomous aerial cargo systems and the development of supporting infrastructure, and the resulting impact of such market demand on our customers’ need for our aircraft and other offerings.

•        Demand in the autonomous aerial cargo and broader electric aviation industry is highly volatile and may materially and adversely affect the business.

•        Elroy Air’s order pipeline is non-binding, and Elroy Air may not realize all expected sales.

•        Elroy Air’s expectations and estimates regarding the opportunity and potential demand for its aircraft from defense customers may prove incorrect, and Elroy Air may be unable to realize the revenue it anticipates from such potential demand.

•        Elroy Air’s business plan requires a significant amount of capital. In addition, future capital needs may require Elroy Air to sell additional equity or debt securities that may dilute existing stockholders or introduce covenants that may restrict its operations or ability to pay dividends in the future.

•        The aircraft market is highly competitive, and Elroy Air may not be successful in competing in this industry. Its competitors may commercialize their technology before it, or Elroy Air may not be able to fully capture the first mover advantage that it anticipates.

•        Elroy Air’s aircraft may not perform at the level it expects, and may have potential defects, such as shorter range, lower payload capacity, shorter useful life or other performance shortfalls relative to its projections.

•        Elroy Air may experience significant delays in the design, manufacture, certification and commercial rollout of its aircraft, which could harm its business, results of operations, financial condition and prospects.

•        The failure of certain advances in technology such as autonomy or battery density, turbine efficiency, or other propulsion technologies to mature at the rates Elroy Air projects may impact its ability to increase the volume of its service and/or drive down end-user pricing at the rates it projects.

•        Crashes, accidents or incidents involving Elroy Air’s aircraft or prototype aircraft, or involving autonomous or electric aircraft generally, including incidents involving lithium-ion batteries, could have a material adverse effect on its business, financial condition and results of operations.

•        Unsatisfactory safety performance of aircraft or autonomous flight software could have a material adverse effect on the business, financial condition and results of operations.

•        Elroy Air’s aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely impact the business and operations.

•        Elroy Air depends on suppliers and service partners for raw materials and certain parts and components, which exposes it to supply chain risks.

•        Elroy Air relies on a third-party manufacturer, and any disruption in its manufacturing relationship could materially harm Elroy Air’s business.

•        Elroy Air is subject to many hazards and operational risks that can disrupt its business, including interruptions or disruptions in service at its facilities, and it may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices, which could have a material adverse effect on its business, financial condition and results of operations.

•        Elroy Air may be unable to obtain relevant regulatory approvals for the commercialization of its aircraft in the United States or in foreign markets.

•        Regulations related to the unmanned autonomous aircraft industry are evolving in the United States and foreign jurisdictions. Regulatory changes could adversely affect the ability to obtain regulatory approvals necessary to commercialize the aircraft in a timely manner.

•        Commercial operators of Elroy Air’s aircraft in the United States will need to obtain various FAA approvals to operate the aircraft. Delays or challenges associated with customers obtaining these approvals could have a material adverse effect on Elroy Air’s ability to sell and market its aircraft.

•        Elroy Air expects to conduct a significant portion of its business pursuant to U.S. government contracts, which are subject to unique risks.

•        Elroy Air is subject to stringent U.S. export and import control laws and regulations, which may change or be difficult to comply with.

•        Elroy Air’s long-term success and ability to significantly grow its revenue will depend, in part, on its ability to establish and expand into international markets.

•        Elroy Air’s business may be adversely affected by global political and macroeconomic challenges, including tariffs, inflation, volatile interest rates, or an economic downturn or recession, as well as geopolitical conflicts and supply chain disruptions.

•        Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

•        Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Elroy Air Common Stock and securities convertible into shares of New Elroy Air Common Stock to the Elroy Air Equity Holders and the Pre-Funded Investors as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

•        Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        Past performance by Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Elroy Air.

•        New Elroy Air’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        Elroy Air’s operations and activities involving foreign persons, as well as certain transactions involving foreign persons, may be subject to review by the Committee on Foreign Investment in the United States, which could delay or restrict certain transactions and adversely affect Elroy Air’s business.

•        Elroy Air has identified material weaknesses in its internal control over financial reporting. If not remediated, or if New Elroy Air experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls in the future, New Elroy Air may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in New Elroy Air and, as a result, the value of New Elroy Air Common Stock.

•        The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

Market Price, Ticker Symbol and Dividends

Inflection Point

Trading Market of Inflection Point’s Securities

Inflection Point’s Units, Public Shares and Warrants are currently listed on Nasdaq under the symbols “IPXG,” “IPXGU” and “IPXGW” respectively. Inflection Point’s securities commenced trading on Nasdaq on February 11, 2026.

The closing price of the Inflection Point Units, Public Shares and Public Warrants on June 25, 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.19, $9.99 and $0.60, respectively. As of [•], 2026, the Record Date, the closing price of each of the Inflection Point Units, Public Shares and Public Warrants was $[•], $[•] and $[•]. Inflection Point’s securityholders should obtain current market quotations for the securities. The market price of Inflection Point’s securities could vary at any time prior to the Closing. Market price information regarding the Inflection Point Class B Shares is not provided here because there is no established public trading market for the Inflection Point Class B Shares.

Holders

As of [•], 2026, the Record Date, there were [•] record holders of the Inflection Point Class A Shares and one record holder of the Inflection Point Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Class A Shares are held of record by banks, brokers and other financial institutions.

Dividends

Inflection Point has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Elroy Air

Trading Market of Elroy Air’s Securities

Historical market price information regarding Elroy Air is not provided because there is no public market for its securities.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF ELROY AIR

The following table shows the selected historical financial information of Elroy Air for the periods and as of the dates indicated.

The summary of historical financial information for Elroy Air presented below for the six months ended June 30, 2026 and 2025, and the summary balance sheets as of June 30, 2026 and December 31, 2025 have been derived from Elroy Air’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The summary information in the following tables should be read in conjunction with the sections entitled “Risk Factors — Risks Related to Elroy Air’s Business and Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Elroy Air” and Elroy Air’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Elroy Air’s financial statements and related notes. Elroy Air’s historical results are not necessarily indicative of Elroy Air’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section related to Elroy Air, prior to and without giving pro forma effect of the impact of the Business Combination and, as a result, the results in this section may not be indicative of the results of New Elroy Air going forward.

(in thousands, except share and per share amounts)	Six Months Ended June 30,
	2026	2025
Revenue	$4,542	$1,511
Cost of revenue	964	1,255
Gross profit	3,578	256
Operating expenses:
Research and development	6,503	2,592
General and administrative	7,152	3,404
Sales and marketing	615	165
Total operating expenses	14,270	6,161
Loss from operations	(10,692)	(5,905)
Other (expense) income:
Interest income	11	54
Interest expense	—	(38)
Other expense, net	(518)	(299)
Change in fair value of warrant liabilities	(513)	(813)
Change in fair value of forward contract liability	—	1,908
Change in fair value of derivative asset	148	—
Change in fair value of short-term debt	(140)	—
Total other (expense) income, net	(1,012)	812
Loss before income tax expense	(11,704)	(5,093)
Income tax expense	—	—
Net loss	(11,704)	(5,093)
Net loss per share:
Basic and diluted	$(1.96)	$(0.89)
Weighted-average shares outstanding:
Basic and diluted	5,972,087	5,697,483
(in thousands)	As of June 30,	As of December 31,
	2026	2025
Total Assets	$69,358	$4,219
Total Liabilities	90,067	15,118
Total Redeemable Convertible Preferred Stock	254,437	254,437
Total Stockholders’ Deficit	(275,146)	(265,336)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the transactions described in the section entitled Unaudited Pro Forma Condensed Combined Financial Information. The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Inflection Point, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and Elroy Air, the legal acquiree, will be treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Elroy Air issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of the combined company will be held and operated by New Elroy Air.

The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2026 gives pro forma effect to the transaction as if it had occurred on June 30, 2026. The summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2026 and the twelve months ended December 31, 2025 gives pro forma effect to the transaction as if it had been consummated on January 1, 2025.

The summary pro forma data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Elroy Air and related notes and the historical financial statements of Inflection Point and related notes included in this proxy statement/prospectus. The summary pro forma data has been presented for information purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The summary unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Business Combination, as follows:

•        No Redemption Scenario — This scenario assumes that none of the Public Shares are redeemed.

•        50% Redemption Scenario — This scenario assumes that 11,500,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed for an aggregate payment of approximately $116.5 million (based on the estimated per share redemption price of approximately $10.13 per share as of June 30, 2026) from the Trust Account.

•        Maximum Redemption Scenario — This scenario assumes that 23,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $233.1 million (based on the estimated per share redemption price of approximately $10.13 per share as of June 30, 2026) from the Trust Account.

If the actual facts are different from these assumptions, including as to the amount of Inflection Point’s cash, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

	Pro Forma Combined
(in thousands, except share and per share amounts)	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended June 30, 2026
Revenue	$4,542	$4,542	$4,542
Net loss attributable to common shareholders	$(26,524)	$(26,524)	$(26,524)
Net loss per share – basic and diluted	$(0.24)	$(0.27)	$(0.30)
Weighted average common shares outstanding – basic and diluted	111,018,480	99,518,480	88,018,480

	Pro Forma Combined
(in thousands, except share and per share amounts)	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2025
Revenue	$2,435	$2,435	$2,435
Net loss attributable to common shareholders	$(79,354)	$(79,354)	$(79,354)
Net loss per share – basic and diluted	$(0.71)	$(0.80)	$(0.90)
Weighted average common shares outstanding – basic and diluted	111,018,480	99,518,480	88,018,480

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION OF Inflection Point AND ELROY AIR

The following table sets forth selected historical comparative share information for Elroy Air and Inflection Point on a stand-alone basis, and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming three redemption scenarios as follows:

•        Assuming No Redemption Scenario — This scenario assumes that none of the Public Shares are redeemed.

•        Assuming 50% Redemption Scenario — This scenario assumes that 11,500,000 Public Shares (which represents half of the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $116.5 million (based on the estimated per share redemption price of approximately $10.13 per share as of June 30, 2026) from the Trust Account.

•        Assuming Maximum Redemption Scenario — This scenario assumes that 23,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $233.1 million (based on the estimated per share redemption price of approximately $10.13 per share as of June 30, 2026) from the Trust Account.

The pro forma stockholders’ equity information reflects the Business Combination as if it had occurred on June 30, 2026. The weighted average shares outstanding and net loss per share information for the six months ended June 30, 2026 and for the twelve months ended December 31, 2025, gives pro forma effect to the Business Combination as if it had occurred on January 1, 2025, the beginning of the earliest period presented.

If the actual facts are different than these assumptions, including as to the amount of Inflection Point’s cash, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

This information is only a summary and should be read together with the historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Elroy Air and related notes and historical financial statements of Inflection Point and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Elroy Air and Inflection Point are derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

			As of and for the six months ended June 30, 2026
			Combined Pro Forma
(in thousands, except share and per share amounts)	Inflection Point (Historical)(3)	Elroy Air (Historical)(4)	No Redemption	50% Redemption	Maximum Redemption
Stockholders’ equity (deficit)	$(264)	$(275,146)	$74,640	$(37,009)	$(148,658)

Net income (loss)	$1,219	$(11,704)	$(12,413)	$(12,413)	$(12,413)
Cumulative dividends on Series A preferred stock	—	—	(14,111)	(14,111)	(14,111)
Net income (loss) attributable to common stockholders	$1,219	$(11,704)	$(26,524)	$(26,524)	$(26,524)

Common shares issued and outstanding as of June 30, 2026(1)	31,331,667	6,620,514	111,018,480	99,518,480	88,018,480
Stockholders’ equity (deficit) per share	$(0.01)	$(41.56)	$0.67	$(0.37)	$(1.69)
Weighted average common shares outstanding of New Elroy Air stock – basic and diluted			111,018,480	99,518,480	88,018,480
Net loss per share attributable to New Elroy Air common stockholders – basic and diluted			$(0.24)	$(0.27)	$(0.30)

			As of and for the six months ended June 30, 2026
			Combined Pro Forma
(in thousands, except share and per share amounts)	Inflection Point (Historical)(3)	Elroy Air (Historical)(4)	No Redemption	50% Redemption	Maximum Redemption
Weighted-average shares outstanding of Class A redeemable Ordinary Shares – basic and diluted(1)	18,143,167
Net income per share attributable to Class A redeemable Ordinary Shares(1)	$0.05
Weighted-average shares outstanding of Class B ordinary shares – basic	7,433,334
Net income per share attributable to Class B ordinary shares – basic(2)	$0.05
Weighted-average shares outstanding of Class B ordinary shares – diluted	7,666,667
Net income per share attributable to Class B ordinary shares – diluted(2)	$0.05
Weighted-average shares outstanding of Elroy Air shares – basic and diluted		5,972,087
Net loss per share attributable to Elroy Air common stockholders – basic and diluted		$(1.96)

____________

(1)      Inflection Point historical share counts include common shares subject to possible redemption.

(2)      Excludes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised. On February 12, 2026, Inflection Point consummated the Initial Public Offering of 23,000,000 units at $10.00 per Unit, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

(3)      Inflection Point complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Inflection Point has two classes of ordinary shares, which are referred to as Class A Ordinary Shares and Class B Ordinary Shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period. Diluted net income (loss) per share attributable to ordinary shareholders adjusts the basic net income (loss) per share attributable to ordinary shareholders and the weighted-average ordinary shares outstanding for the potentially dilutive impact of outstanding warrants. With respect to the accretion of Class A Ordinary Shares subject to possible redemption and consistent with FASB ASC Topic 480-10-S99-3A, “Distinguishing Liabilities from Equity” (“ASC 480-10-S99”), Inflection Point treated accretion in the same manner as a dividend paid to the shareholders in the calculation of the net income (loss) per ordinary share.

(4)     Elroy Air follows the two-class method when computing net loss per common share when instruments are issued that meet the definition of participating securities. The two-class method determines net loss per common share and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all loss for the period had been distributed. In a net loss period, losses are only allocated if such participating securities have contractual obligations to fund such losses. Elroy Air’s preferred stock are participating securities. The holders of preferred stock are entitled to dividends in preference to common stockholders on an as-converted basis, if declared by Elroy Air. Such dividends are not cumulative. These participating securities do not contractually require the holders of such shares to participate in Elroy Air’s losses. As such, net loss for the period presented was not allocated to Elroy Air’s participating securities. Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive. The following outstanding potentially dilutive securities were excluded from the computation of diluted net loss per share for the six months ended June 30, 2026, as the effect would have been antidilutive:

Six Months Ended June 30, 2026
Stock options	52,024,282
Common Stock Warrants	98,968
Preferred Stock Warrants	3,503,705
Pre-Funded Warrants	6,526,961
Redeemable convertible preferred stock	192,694,826
Total	254,848,742
			For the year ended December 31, 2025
			Combined Pro Forma
(in thousands, except share and per share amounts)	Inflection Point (Historical)(2)	Elroy Air (Historical)(3)	No Redemption	50% Redemption	Maximum Redemption
Net loss	$(46)	$(155,555)	$(53,484)	$(53,484)	$(53,484)
Special mandatory conversion of preferred stock to common stock	—	527	—	—	—
Cumulative dividends on Series A preferred stock	—	—	(25,870)	(25,870)	(25,870)
Net loss attributable to common stockholders	$(46)	$(155,028)	$(79,354)	$(79,354)	$(79,354)

Weighted average common shares outstanding of New Elroy Air stock – basic and diluted			111,018,480	99,518,480	88,018,480
Net loss per share attributable to New Elroy Air common stockholders – basic and diluted			$(0.71)	$(0.80)	$(0.90)
Weighted-average shares outstanding of Class A redeemable ordinary shares – basic and diluted	—
Net loss per share attributable to Class A redeemable Ordinary Shares – basic and diluted	$—
Weighted-average shares outstanding of Class B ordinary shares – basic and diluted(1)	6,666,667
Net loss per share attributable to Class B ordinary shares – basic and diluted	$(0.01)
Weighted-average shares outstanding of Elroy Air shares – basic and diluted		5,721,060
Net loss per share attributable to Elroy Air common stockholders – basic and diluted		$(27.10)

____________

(1)      Excludes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised. On February 12, 2026, Inflection Point consummated the Initial Public Offering of 23,000,000 units at $10.00 per Unit, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

(2)      Inflection Point’s net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 1,000,000 ordinary shares that would have been subject to forfeiture had the over-allotment option not been exercised by the underwriters. At December 31, 2025, Inflection Point did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Inflection Point. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

(3)      Elroy Air follows the two-class method when computing net loss per common share when instruments are issued that meet the definition of participating securities. The two-class method determines net loss per common share and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all loss for the period had been distributed. In a net loss period, losses are only allocated if such participating securities have contractual obligations to fund such losses. Elroy Air’s preferred stock are participating securities. The holders of preferred stock are entitled to dividends in preference to common stockholders on an as-converted basis, if declared by Elroy Air. Such dividends are not cumulative. These participating securities do not contractually require the holders of such shares to participate in Elroy Air’s losses. As such, net loss for the period presented was not allocated to Elroy Air’s participating securities. Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive. The following outstanding potentially dilutive securities were excluded from the computation of diluted net loss per share for the twelve months ended December 31, 2025, as the effect would have been antidilutive:

Twelve Months Ended December 31, 2025
Stock options	52,245,786
Common Stock Warrants	98,968
Preferred Stock Warrants	3,503,705
Redeemable convertible preferred stock	192,694,826
Total	248,543,285

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Transaction Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, Elroy Air’s business, financial condition and results of operations. If any of the events described below occur, the New Elroy Air’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New Elroy Air’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Inflection Point and Elroy Air.

Risks Related to Inflection Point

Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Inflection Point Shareholders generally. These interests include, among other things:

•        The Sponsor purchased 7,666,667 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by its managing member Cohen LLC. Inflection Point Fund has an economic interest in 3,000,000, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Michael Blitzer, Chairman of the Inflection Point Board, and Kevin Shannon, our Chief Executive Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Blitzer has an economic interest in 729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Mr. Shannon has an economic interest in 243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Gary Quin, our President and a member of the Inflection Point Board, has an economic interest in 250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Currently, approximately 667,000, or approximately 8.7%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor are allocable to Cohen LLC. However, the allocation to Cohen LLC will not be finally and definitively determined until Closing. The 7,666,667 shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares, if unrestricted and freely tradable, would have had an aggregate market value of approximately $77.2 million based on the closing price of $10.07 per Inflection Point Class A Ordinary Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Elroy Air Common Stock will be subject to lock-up restrictions, we believe such shares will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

•        The Sponsor purchased 265,000 Private Placement Units for $2,650,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its managing member Cohen LLC. The 265,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.7 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 88,333 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.0 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer all 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and all 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, purchased 320,000 Private Placement Units for an aggregate of $3,200,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO, using the $3,200,000 underwriting fee to which CCM was entitled in connection with the IPO. The 320,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $3.2 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 106,667 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.1 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        Pursuant to the Business Combination Marketing Agreement, CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, is entitled to a cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemptions (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the IPO remaining in the Trust Account following Redemption (up to $1,440,000).

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, has been engaged to act as joint financial advisor and co-placement agent to us in connection with the Business Combination, whereby among other things, we committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the Business Combination and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Elroy Air Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore CCM, Cohen LLC, Inflection Point Fund and the other members of the Sponsor, will lose their entire investment in Inflection Point if we do not complete a business combination by February 12, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will cease all operations except for the purpose of winding up, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account and subject to the approval of our remaining shareholders and the Inflection Point Board, liquidate and dissolve, in each case, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the 7,666,667 Founder Shares and 265,000 owned by the Sponsor, and the 320,000 Private Placement Units owned by CCM, would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

•        In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for approximately $32.0 million, Inflection Point Fund will receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock.

•        The Sponsor and our officers and directors have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The continuation of [•] as a director of the New Elroy Air Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Elroy Air Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor and our officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point funds as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by us from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the A&R Registration Rights Agreement, our officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Elroy Air Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Sponsor and Inflection Point’s directors and officers have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 7,666,667 Founder Shares and 265,000 Inflection Point Class A Shares underlying the Private Placement Units, representing approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares. As a result, we would only need 7,734,167, or 33.6% of the 23,000,000 Public Shares outstanding to be voted in favor of the Business Combination in order to approve the Business Combination Proposal.

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to New Elroy Air following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we complete an alternate initial business combination or if we are unable to complete an initial business combination within the time period provided by the Cayman Constitutional Documents. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time our Public Shares may trade at a discount to the Redemption Price. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your Public Shares in the open market.

The Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Warrants, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares or Warrants.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Inflection Point or its securities, the Sponsor, Inflection Point Fund, and Inflection Point’s officers and directors or their affiliates may purchase Public Shares or Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Warrants outstanding and/or increase the likelihood of approval on any matters submitted to the Warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may have a depressive effect on the price of the New Elroy Air Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Elroy Air.

Information regarding our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team, our advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team, our advisors or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.

Inflection Point cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Elroy Air’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

Even though Inflection Point conducted due diligence on Elroy Air, this diligence may not have surfaced all material issues with Elroy Air, it may not be possible to uncover all material issues through a customary amount of due diligence, and factors outside of Elroy Air’s and outside of Inflection Point’s or New Elroy Air’s control may later arise.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Elroy Air pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the New Elroy Air Common Stock that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on New Elroy Air’s financial condition, results of operations and the share price of New Elroy Air Common Stock, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

Inflection Point (or New Elroy Air) will not have any right to make damage claims against Elroy Air for the breach of any representation, warranty or covenant made by Elroy Air in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, Inflection Point (or New Elroy Air) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Elroy Air at the time of the Business Combination.

Inflection Point’s shareholders will experience dilution due to the issuance of shares of New Elroy Air Common Stock and securities convertible into shares of New Elroy Air Common Stock to the Elroy Air Equity Holders and the Pre-Funded Investors as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

Inflection Point’s shareholders will experience immediate dilution as a consequence of the issuance of shares of New Elroy Air Common Stock and securities convertible into shares of New Elroy Air Common Stock to the Elroy Air Equity Holders and Pre-Funded Investors as consideration in the Business Combination. Currently, Inflection Point’s Public Shareholders, the Sponsor and the Representatives own 73.4%, 25.3% and 1.3% of the issued and outstanding Inflection Point Ordinary Shares, respectively. Based on Elroy Air’s and Inflection Point’s current capitalization, (i) under the Maximum Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Inflection Point’s Public Shareholders will hold no shares of New Elroy Air Common Stock, (B) the Sponsor will hold 7,165,018 shares of New Elroy Air Common Stock, representing 6.8% of the New Elroy Air Common Stock, (C) the Representatives, Mr. Blitzer and Mr. Shannon will hold 216,649 shares of New Elroy Air Common Stock, representing 0.2% of the New Elroy Air Common Stock, while (D) the former Elroy Air Equity Holders will hold 78,936,813 shares of New Elroy Air Common Stock (assuming the Redemption Price is $10.13), representing 74.8% of the New Elroy Air Common Stock, and (E) holders of Series A Preferred Stock will hold 19,142,262 shares of New Elroy Air Common Stock, representing 18.2% of the New Elroy Air Common Stock (assuming for this purpose that the shares of Series A Preferred Stock are converted into shares of New Elroy Air Common Stock at the initial conversion price and taking into account accrued and unpaid payment-in-kind interest on the Pre-Funded Convertible Notes through November 5, 2026; such amount of shares of Series A Preferred Stock may increase prior to Closing due to additional interest accrued on the Pre-Funded Convertible Notes), and (ii) under the No Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Inflection Point’s Public Shareholders will hold 23,000,000 shares of New Elroy Air Common Stock, representing 17.9% of the New Elroy Air Common Stock, (B) the Sponsor will hold 7,165,018 shares of New Elroy Air Common Stock, representing 5.6% of the New Elroy Air Common Stock, (C) the Representatives, Mr. Blitzer and Mr. Shannon will hold 216,649 shares of New Elroy Air Common Stock, representing 0.2% of the New Elroy Air Common Stock, while (D) the former Elroy Air Equity Holders will hold 78,936,813 shares of New Elroy Air Common Stock (assuming the Redemption Price is $10.13), representing 61.4% of the New Elroy Air Common Stock, and (E) holders of Series A Preferred Stock will hold 19,142,262 shares of New Elroy Air Common Stock, representing 14.9% of the New Elroy Air Common Stock (assuming for this purpose that the shares of Series A Preferred Stock are converted into shares of New Elroy Air Common Stock at the initial conversion price and taking into account accrued and unpaid payment-in-kind interest on the Pre-Funded Convertible Notes through November 5, 2026; such amount of shares of Series A Preferred Stock may increase prior to Closing due to additional interest accrued on the Pre-Funded Convertible Notes).

Subsequent to the consummation of the Business Combination, New Elroy Air may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Elroy Air’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Inflection Point has conducted due diligence on Elroy Air, Inflection Point cannot assure you that this diligence revealed all material issues that may be present in Elroy Air, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Inflection Point’s or New Elroy Air’s control will not later arise. As a result, New Elroy Air may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Inflection Point’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that New Elroy Air reports charges of this nature could contribute to negative market perceptions about New Elroy Air or its securities. In addition, charges of this nature may cause New Elroy Air to violate net worth or other covenants to which it may be subject. Accordingly, any Inflection Point Shareholder who chooses to remain a stockholder of New Elroy Air following the Business Combination could suffer a reduction in the value of their shares.

Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Inflection Point’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

New Elroy Air’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Elroy Air’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of New Elroy Air. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or New Elroy Air’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by Elroy Air. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of Elroy Air and Inflection Point and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of New Elroy Air’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: changing content consumption patterns, an evolving competitive landscape, successful management and retention of key personnel and artistic talent, unexpected expenses and general economic conditions. As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

There can be no assurance that the New Elroy Air Common Stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing.

Inflection Point intends to apply to list the New Elroy Air Common Stock on Nasdaq under the proposed symbol “ELRY” upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Elroy Air Common Stock issued as merger consideration must be conditionally approved for listing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Elroy Air Common Stock, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Elroy Air Common Stock is intended to be listed, subject to Nasdaq approval, under the proposed symbol “ELRY”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New Elroy Air Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Elroy Air Common Stock would not be listed on any nationally recognized securities exchange.

If third parties bring claims against Inflection Point, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Inflection Point’s placing of funds in the Trust Account may not protect those funds from third party claims against Inflection Point. Although Inflection Point seeks to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. WithumSmith+Brown PC, Inflection Point’s independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if we are unable to complete the Business Combination or another initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination or another initial business combination, Inflection Point will be required to provide for payment of claims of creditors that were not waived that may be brought against Inflection Point within the 10 years following Redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Letter Agreement, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point (except for its independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Inflection Point’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination or another initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete the Business Combination or another initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Inflection Point’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that Inflection Point’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Inflection Point’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Inflection Point’s Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Inflection Point files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inflection Point’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Inflection Point’s shareholders in connection with our liquidation may be reduced.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Inflection Point Board may be viewed as having breached their fiduciary duties to Inflection Point’s creditors, thereby exposing the members of the Inflection Point Board and Inflection Point to claims of punitive damages.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. In addition, the Inflection Point Board may be viewed as having breached its fiduciary duty to Inflection Point’s creditors and/or having acted in bad faith, thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination or another initial business combination or force us to abandon our efforts to complete an initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination, or any other initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete an initial business combination, such as the Business Combination, and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

In 2024, the SEC provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, Inflection Point was formed for the purpose of completing an initial business combination with one or more businesses or entities, such as the Business Combination with Elroy Air. Since our inception, our business has been and will continue to be focused on identifying and completing the Business Combination with Elroy Air, or another initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares subject to applicable law and the Cayman Constitutional Documents. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination or any other initial business combination. We may also be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the potential benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our Rights would expire worthless. For illustrative purposes, in connection with the liquidation of our Trust Account, our Public Shareholders may receive only approximately $[•] per Public Share, which is based on estimates as of the Record Date, or less in certain circumstances, and our Warrants may expire and become worthless. Further, under the subjective test of a “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

We intend to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the our initial business combination or liquidation of Inflection Point. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.

We may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination or another initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is empowered to require parties to certain transactions subject to CFIUS jurisdiction to make mandatory filings, to charge filing fees related to CFIUS filings (voluntary or mandatory), and to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to the transaction choose not to file voluntarily. In the case that CFIUS determines an investment to present risks to U.S. national security, CFIUS has the power to require mitigation measures with respect to the transaction or recommend that the President of the United States block the transaction if the parties do not voluntarily abandon it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and its implementing regulations that became effective on February 13, 2020, further includes investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in certain U.S. businesses that have a nexus to “critical technologies”, “critical infrastructure” and/or “sensitive personal data”. Our Sponsor is a Delaware-organized entity and the majority of its economic interests are owned by U.S. citizens. Our Sponsor is exclusively controlled by Cohen & Company, LLC, a Delaware limited liability company, which is controlled by Cohen & Company Inc., a Maryland corporation that is publicly listed on the New York Stock Exchange. Accordingly, we do not believe that our Sponsor is a “foreign person” as defined in the CFIUS regulations. It is possible that other non-U.S. persons could be involved in the Business Combination or another initial business combination (e.g., as existing shareholders of a target company or as PIPE investors), which may increase the risk that our initial business combination becomes subject to regulatory review, including review by CFIUS. For example, a portion of the equity of Elroy Air is beneficially owned by citizens of jurisdictions other than the United States. As such, an initial business combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, require mitigation measures with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval. This may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain businesses may be subject to rules or regulations that limit or impose additional requirements with respect to foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the Inflection Point Warrants may be worthless.

Inflection Point’s shareholders may be held liable for claims by third parties against Inflection Point to the extent of distributions received by them upon redemption of their shares.

If Inflection Point is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Inflection Point was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, Inflection Point’s directors may be viewed as having breached their fiduciary duties to Inflection Point or its creditors and/or may have acted in bad faith, thereby exposing themselves and Inflection Point to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons. Inflection Point and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Inflection Point’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Inflection Point’s Letter Agreements with the Sponsor and Inflection Point’s officers and directors may be amended without shareholder approval.

Inflection Point’s Letter Agreements with the Sponsor and Inflection Point’s officers and directors contain provisions relating to transfer restrictions of the Founder Shares and Private Placement Units, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. The Letter Agreements may be amended without shareholder approval. While Inflection Point does not expect the Inflection Point Board to approve any amendments to the Letter Agreements prior to Inflection Point’s initial business combination, it may be possible that the Inflection Point Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Letter Agreements. Any such amendments to the Letter Agreements would not require approval from Inflection Point’s shareholders and may have an adverse effect on the value of an investment in Inflection Point’s securities. Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with the Sponsor and Elroy Air, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. Amendment of the Sponsor Support Agreement would require approval from Inflection Point, Elroy Air and the Sponsor, but would not require approval from Inflection Point’s shareholders.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

The Cayman Constitutional Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other Person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “Excess Shares”, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Rights, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), subject to applicable law and as further described herein. In no other circumstances will Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Public Rights will not have any right to the proceeds held in the Trust Account with respect to the Public Rights. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a stockholder may be able to sell its shares of New Elroy Air Common Stock in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination) is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause a decrease in New Elroy Air’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of New Elroy Air Common Stock after the consummation of the Business Combination, and a stockholder may not be able to sell its New Elroy Air Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share (for this purpose ascribing no value to the fractional Inflection Point Warrant included in each Inflection Point Unit) sold in the IPO and the net tangible book value per share at the time of the Business Combination. As of June 30, 2026, Inflection Point’s net tangible book value was $(0.264) million, calculated as total assets of $234.4 million less total liabilities of $1.6 million and Class A shares subject to redemption of $233.1 million. The number of Inflection Point Ordinary Shares outstanding as of June 30, 2026, was 31,331,667, which includes 23,000,000 Public Shares, 665,000 Private Placement Shares and 7,666,667 Inflection Point Class B Shares. In connection with the consummation of the Business Combination, after giving effect to funds released from the Trust Account at Closing across various redemption levels, transaction costs expected to be incurred by Inflection Point and the Closing PIPE Investment, but excluding the effects of the Business Combination transaction itself (that is, excluding the issuance of shares of New Elroy Air Common Stock to the Elroy Air Equity Holders, the issuance of securities to the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities, Elroy Air’s transaction expenses, and any options or other grants that may be issued pursuant to the New Elroy Air Incentive Plan), net tangible book value, as adjusted, will be $312.0 million in the No Redemptions Scenario, $200.4 million in the 50% Redemptions Scenario, and $88.7 million in the Maximum Redemptions Scenario. Total shares outstanding in each such redemptions scenario (excluding the effect of the Business Combination itself) will be 41,885,589, 30,385,589, and 18,885,589, respectively. Accordingly, the net tangible book value per share, as adjusted, will be $7.45 in the No Redemptions Scenario, $6.59 in the 50% Redemptions Scenario, and $4.70 in the Maximum Redemptions Scenario.

The net tangible book value per share, as adjusted, is materially less than the $10.00 per share price of the IPO, materially less than the assumed per share price ascribed to such shares in the Business Combination Agreement, and materially less than the amount per share that Public Shareholders would be entitled to receive upon exercise of their Redemption Rights (which, for illustrative purposes, was approximately $[•] per share as of the Record Date). Accordingly, Public Shareholders will experience material dilution. For additional information, including calculations of the net tangible book value per share, as adjusted, see the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Dilution”.

The Inflection Point Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

On June 25, 2026, Newbridge delivered its oral opinion, which it subsequently confirmed in writing, to the Inflection Point Board that, as of that date and based on and subject to the assumptions and other matters described in the written opinion, (i) the Aggregate Base Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the unaffiliated shareholders of Inflection Point, and (ii) Elroy Air had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. Inflection Point does not intend to obtain an updated opinion from its financial advisor prior to the consummation of the Business Combination. Changes in the proposed operations and prospects of Elroy Air, general market and economic conditions and other factors that may be beyond the control of Inflection Point or Elroy Air may alter the value of Inflection Point or Elroy Air or the price of Inflection Point’s shares by the time the Business Combination is completed. Newbridge’s opinion speaks as of the date it was rendered, and does not speak as of any other date, and as such, Newbridge’s opinion does not address the fairness of the Aggregate Base Consideration, from a financial point of view, as of any date other than the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Proposal No. 1 — Business Combination Proposal — Opinion of Newbridge Securities Corporation.” A copy of Newbridge’s opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Newbridge, is attached hereto as Annex F.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Elroy Air’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete the Business Combination, subject to Elroy Air’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend the Cayman Constitutional Documents or governing instruments in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination. Amending the Cayman Constitutional Documents requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued and outstanding shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of Inflection Point, and vote at the general meeting. In addition, the Cayman Constitutional Documents require us to provide our Public Shareholders with the opportunity to redeem their Public Shares for cash if we propose an amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the Cayman Constitutional Documents or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

Inflection Point and Elroy Air will incur significant transaction and transition costs in connection with the Business Combination.

Inflection Point and Elroy Air have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and New Elroy Air will experience recurring costs related to operating as a public company following the consummation of the Business Combination. New Elroy Air may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Inflection Point’s officers and directors may negotiate employment and consulting agreements with Elroy Air, and the Business Combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

Inflection Point’s officers and directors may be able to remain with New Elroy Air after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with Elroy Air in connection with the Business Combination. New Elroy Air and Elroy Air have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with Inflection Point’s officers and directors, such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the Business Combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Cayman Islands law.

Members of our management team and the Inflection Point Board have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of our management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

If a Public Shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•] (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. Any Public Shareholder who fails to properly elect to redeem their Public Shares and deliver their Public Shares in the manner described above will not be entitled to have her or his shares redeemed. See the section entitled “Extraordinary General Meeting of Inflection Point — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be less taxes payable and up to $100,000 to pay dissolution expenses), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the

Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination or another initial business combination prior thereto and only then in cases where investors have properly sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination or another initial business combination.

The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those included in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Inflection Point’s shareholders is not obtained and failure to obtain approval for listing of New Elroy Air Common Stock on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied.

If Inflection Point does not complete the Business Combination, Inflection Point could be subject to various risks, including:

•        the parties may be liable for damages to one another under certain circumstances pursuant to the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Inflection Point Class A Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of Inflection Point management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Inflection Point’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the Inflection Point shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require Inflection Point to agree to amend the Business Combination Agreement, to consent to certain actions taken by Elroy Air, or to waive rights that Inflection Point is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Elroy Air’s business, a request by Elroy Air to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Elroy Air’s business. In any of such circumstances, it would be at Inflection Point’s discretion, acting through the Inflection Point Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Inflection Point and Inflection Point’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Inflection Point does not believe there will be any changes or waivers that Inflection Point management would be likely to make after shareholder approval has been obtained. While certain changes could be made without further approval of Inflection Point’s shareholders, Inflection Point will circulate a new or amended proxy statement/prospectus and re-solicit its shareholders if changes to the terms of the transaction that would have a material impact on Inflection Point’s shareholders are required prior to the vote on the Business Combination Proposal.

Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Inflection Point’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Inflection Point’s and Elroy Air’s respective businesses, financial condition and results of operation.

There is a risk that the 1% U.S. federal excise tax may be imposed on us in connection with redemptions of Public Shares.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, generally imposes a 1% U.S. federal excise tax (the “Excise Tax”) on certain repurchases of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations) occurring on or after January 1, 2023. The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which the stock is repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). In addition, certain exceptions apply to the Excise Tax. The U.S. Department of the Treasury (the “Treasury”) has published final regulations clarifying many aspects of the Excise Tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, the corporation is not treated as a U.S. corporation until the day after the reorganization. Furthermore, if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made generally are not subject to the Excise Tax.

Based on the expected structure of the Business Combination with Elroy Air, we expect to redeem the Public Shares prior to the time we are treated as a U.S. corporation for purposes of the Excise Tax under the final Treasury Regulations, and thus we currently do not expect that we would be a covered corporation subject to the Excise Tax with respect to any redemptions of Public Shares in connection with the Business Combination that are treated as repurchases for this purpose. It is possible, however, that additional guidance is issued that would nevertheless treat us as a covered corporation or otherwise impose the Excise Tax on us with respect to redemptions of our stock in connection with the Business Combination with Elroy Air. In addition, if the redemptions were to be treated as occurring for U.S. federal income tax purposes after we are treated as a U.S. corporation for purposes of the Excise Tax, absent guidance to the contrary, we currently expect that we would be subject to the Excise Tax with respect to any such redemptions that are treated as repurchases for this purpose (although in such case the netting rule generally is expected to be available with respect to such redemptions of our stock and our issuance of stock in connection with the Business Combination to reduce the amount of Excise Tax imposed on us, if any).

If we were to be treated as a covered corporation for purposes of the redemption of Public Shares in connection with the Business Combination or otherwise, whether and to what extent we would be subject to the Excise Tax on a redemption of Public Shares would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the Excise Tax, (ii) the fair market value of the redemption treated as a repurchase of stock, (iii) the nature and amount of stock to be issued in connection with the Business Combination and the nature and amount of the Closing PIPE Investments or any other equity issuances (whether in connection with the Business Combination or otherwise) issued within the same taxable year of a redemption treated as a repurchase of stock, and (iv) the content of any additional guidance from the Treasury.

As noted above, the Excise Tax would be payable by the repurchasing corporation, and not by the redeeming holder. If we were to be treated as a covered corporation for purposes of the redemption of Public Shares in connection with the Business Combination or otherwise, the per-share redemption amount payable from the Trust Account (including any interest earned on the funds held in the Trust Account) to Public Shareholders in connection with a redemption of

Public Shares is not expected to be reduced by any Excise Tax imposed on us. The imposition of the Excise Tax on us could, however, cause a reduction in the cash available on hand to complete the Business Combination and may affect our ability to complete any business combination or fund future operations.

Nasdaq may delist our Inflection Point Class A Shares from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Inflection Point Class A Shares are listed on Nasdaq. We cannot assure you that our Inflection Point Class A Shares will continue to be listed on Nasdaq prior to the Closing. In order to continue listing our securities on Nasdaq prior to the Business Combination, we must maintain certain financial, distribution and share price levels. Generally, following our IPO, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with the Business Combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our Inflection Point Class A Shares from trading on its exchange and we are not able to list our Inflection Point Class A Shares on another national securities exchange, we expect our Inflection Point Class A Shares could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Inflection Point Class A Shares;

•        reduced liquidity for our Inflection Point Class A Shares;

•        a determination that our Inflection Point Class A Shares are a “penny stock” which will require brokers trading in our Inflection Point Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Inflection Point Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Inflection Point Class A Shares are listed on Nasdaq, our Inflection Point Class A Shares will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our Inflection Point Class A Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the chairman of the Inflection Point Board determines that it would be in the best interests of Inflection Point to adjourn the extraordinary general meeting to give Inflection Point more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the chairman of the Inflection Point Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

Risks Related to the Domestication and the Business Combination

The Domestication may result in adverse tax consequences for holders of Inflection Point Class A Shares and Inflection Point Warrants.

The Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization. If the Domestication fails to qualify as an F Reorganization, a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders”) of Inflection Point Securities generally would recognize gain or loss with respect to its Inflection Point Class A Shares or Inflection Point Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding New Elroy Air Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Class A Shares or Inflection Point Warrants surrendered. Additionally, Non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — III. Non-U.S. Holders”) may become subject to withholding tax on any amounts treated as dividends paid on New Elroy Air Common Stock after the Domestication.

Assuming that the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders of Inflection Point Class A Shares generally will be subject to Section 367(b) of the Code in connection with the Domestication, and, as a result:

•        a U.S. Holder who is a 10% U.S. Shareholder on the date of the Domestication generally will be required to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Inflection Point Class A Shares held directly by such U.S. Holder;

•        a U.S. Holder whose Inflection Point Class A Shares have a fair market value of $50,000 or more on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Inflection Point Class A Shares as if such U.S. Holder exchanged its Inflection Point Class A Shares for New Elroy Air Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits” amount (as defined in the Treasury Regulations under Section 367 of the Code) attributable to such U.S. Holder’s Inflection Point Class A Shares; and

•        a U.S. Holder whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, generally will not recognize any gain or loss or include any part of Inflection Point’s earnings and profits in income under Section 367 of the Code in connection with the Domestication.

The application of the rules under Section 367 of the Code to the Inflection Point Warrants is uncertain and all U.S. Holders are urged to consult their tax advisors with respect to the particular tax consequences applicable to them of the attribution rules and application of the rules to the Inflection Point Warrants.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose an Inflection Point Warrant, which may be characterized as stock itself or may be treated as stock under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Inflection Point believes that it likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Inflection Point Class A Shares or Inflection

Point Warrants to recognize gain under the PFIC rules on the exchange of Inflection Point Class A Shares and Inflection Point Warrants for New Elroy Air Common Stock and New Elroy Air Warrants pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Inflection Point Class A Shares or Inflection Point Warrants.

In addition, the proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Inflection Point. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations for Holders of Inflection Point Securities and New Elroy Air Securities — II. U.S. Holders — A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations”.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

Upon consummation of the Business Combination, the rights and obligations of a New Elroy Air stockholder will be governed by Delaware law and may differ from the rights and obligations of Inflection Point Shareholders under Cayman Islands law.

Following the Domestication, domesticated Inflection Point, which we refer to herein as “New Elroy Air”, will be a Delaware corporation. Accordingly, its corporate structure as well as the rights and obligations of the holders of New Elroy Air Common Stock may be less favorable to the rights of holders of Inflection Point Class A Shares arising under Cayman Islands law and the Cayman Constitutional Documents. For a more detailed description of the rights of holders of New Elroy Air Common Stock and how they may differ from the rights of holders of Inflection Point Class A Shares, please see the section entitled “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.” The forms of the Proposed Organizational Documents are attached as Annex B and Annex C to this proxy statement/prospectus, and you are urged to read them.

Anti-takeover provisions in the Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of New Elroy Air or changes in Elroy Air’s management and, therefore, depress the market price of New Elroy Air Common Stock.

The Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of New Elroy Air Common Stock by acting to discourage, delay or prevent a change in control of New Elroy Air or changes in New Elroy Air’s management that the stockholders of New Elroy Air may deem advantageous. These provisions, among other things, include:

•        a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of New Elroy Air stockholders;

•        a requirement that special meetings of stockholders be called only by New Elroy Air’s board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•        advance notice requirements for stockholder proposals and nominations for election to New Elroy Air’s board of directors;

•        a requirement that no member of the New Elroy Air Board may be removed from office by New Elroy Air’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of New Elroy Air’s voting stock then entitled to vote in the election of directors;

•        a requirement of approval of not less than two-thirds of all outstanding shares of New Elroy Air’s voting stock to amend any bylaws by stockholder action; and

•        the authority of the board of directors of New Elroy Air to issue preferred stock on terms determined by New Elroy Air’s board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of New Elroy Air’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of the Proposed Charter, Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for New Elroy Air’s stockholders to receive a premium for their shares of New Elroy Air capital stock and could also affect the price that some investors are willing to pay for New Elroy Air Common Stock.

The Proposed Bylaws that will be in effect following the Business Combination will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Elroy Air’s stockholders, which could limit New Elroy Air’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Elroy Air or New Elroy Air’s directors, officers, or employees.

The Proposed Bylaws that will be in effect following the Business Combination will provide that, unless New Elroy Air consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on New Elroy Air’s behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of New Elroy Air’s current or former directors, officers, and employees to New Elroy Air or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The Proposed Bylaws further provide that, unless New Elroy Air consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the Proposed Bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of New Elroy Air Common Stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived New Elroy Air’s compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision that will be in the Proposed Bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses that will be in the Proposed Bylaws may limit New Elroy Air’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with New Elroy Air or New Elroy Air’s directors, officers or employees, which may discourage such lawsuits against New Elroy Air and its directors, officers and employees even though an action, if successful, might benefit New Elroy Air’s stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce New Elroy Air’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, New Elroy Air may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to New Elroy Air than New Elroy Air’s stockholders.

Risks Related to Elroy Air’s Business and Industry

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Elroy Air, Inc. prior to the consummation of the Business Combination, which will be the business of the combined company and its subsidiaries following the consummation of the Business Combination.

We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

We are an early-stage company that has incurred net losses in each year since our inception. We incurred net losses of approximately $19.0 million and $155.6 million in the years ended December 31, 2024 and 2025, respectively, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. We have not yet begun to generate meaningful revenue from commercial operations, and we expect to make substantial investments in research and development, aircraft design and testing, regulatory approvals, manufacturing readiness, supply chain development, and the expansion of our operations and personnel. These efforts may prove more costly than we anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these expenditures. Our recurring losses, together with management’s expectation that significant ongoing operating expenditures will be necessary to implement our business plan, mean that we expect to require additional funding to continue our operations through commercialization. We may never achieve or sustain profitability, and our failure to do so could materially and adversely affect our business, results of operations, financial condition and prospects.

We have a limited operating history, which makes it difficult to evaluate our business and future prospects and may increase the risk of your investment.

We have a limited operating history, which makes it difficult to evaluate our business and future prospects. We have not yet commenced commercial operations at scale or generated meaningful revenue, and our aircraft and business model remain in development within a new and rapidly evolving industry. As a result, our historical results are not necessarily indicative of the results we may achieve in the future, and the estimates and projections on which we base our business planning may prove inaccurate. We are, and will continue to be, subject to the risks, uncertainties, expenses and difficulties frequently encountered by early-stage companies in rapidly changing and capital-intensive industries, including the need to develop and commercialize new products, obtain regulatory approvals, scale manufacturing through third-party partners, attract and retain qualified personnel, and respond to competitive and market developments. If we fail to address these risks and difficulties successfully, our business, results of operations, financial condition and prospects could be materially and adversely affected.

The market for autonomous aerial cargo systems has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for autonomous aerial cargo systems, including applications across defense, commercial logistics and rapid response, is still in early stages of development and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. We intend to initially target defense logistics, offshore oil and gas support, and middle-mile cargo operations. The success of these markets and the opportunity for future growth may not be representative of the potential market for autonomous aerial cargo systems in other applications or geographies. Our success will depend to a substantial extent on regulatory approvals, availability of hybrid-electric VTOL technology, and the willingness of defense and commercial customers to adopt autonomous cargo drones. If defense or commercial customers do not perceive autonomous aerial cargo as beneficial, or choose not to adopt such solutions as a result of concerns regarding safety, reliability, affordability, operational complexity, integration into existing supply chains or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential customers purchasing our aircraft cannot be predicted with any degree of certainty, and we cannot assure you that we will be able to operate in a profitable manner in any of our current or targeted future markets. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our future growth is dependent upon the market’s willingness to adopt autonomous aerial cargo systems and the development of supporting infrastructure, and the resulting impact of such market demand on our customers’ need for our aircraft and other offerings.

Our growth is highly dependent upon the adoption by defense and commercial customers of cargo delivery powered by autonomous, hybrid-electric VTOL aircraft. If the market for our aircraft and supporting infrastructure does not develop as quickly or otherwise in the manner consistent with our expectations or those of our customers, our business, results of operations, financial condition and prospects will be harmed. This market is new and characterized by rapidly changing technologies, price competition, new competitors and aircraft, evolving government regulation and industry standards, and changing customer demands and behaviors. Our success will depend on our ability to develop a network of defense and commercial customers and accurately assess and predict demand, pricing and operational requirements. Demand may fluctuate based on a variety of factors, including macroeconomic conditions, government budgetary cycles, quality of service, negative publicity, safety incidents, perceived political or geopolitical affiliations, or dissatisfaction with our products and offerings in general. If we fail to attract customers or fail to accurately predict demand and price sensitivity, it could harm our financial performance and our competitors’ products may achieve greater market adoption and may grow at a faster rate than our offerings.

Demand in the autonomous aerial cargo and broader electric aviation industry is highly volatile and may materially and adversely affect our business.

The defense, commercial logistics and rapid response markets in which we primarily compete and plan to compete in the future have been subject to considerable volatility and unpredictability with respect to demand. Demand for autonomous cargo aircraft, electric and hybrid electric (including VTOL) aircraft sales and related products, technologies and services depend to a large extent on general economic, political and social conditions in a given market and the introduction of new aircraft and technologies. As an early-stage company, we have fewer financial resources than more established aircraft manufacturers or defense contractors to withstand changes in the market and disruptions in demand. Demand for our aircraft may also be affected by factors directly impacting aircraft price or the cost of purchasing, operating and maintaining aircraft, including the availability of financing and other incentives, prices of raw materials, parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbents.

Our order pipeline is non-binding, and we may not realize all expected sales.

We cannot assure that we will realize the revenue we expect to generate from our non-sales pipeline in the periods we expect to realize such revenue, or at all. Our pipeline represents the aggregate of non-binding agreements that we have entered into with commercial and defense customers. These agreements are non-binding indications of interest and do not constitute firm or binding purchase orders. The counterparties have no obligation to purchase our aircraft, and their obligations to consummate orders will arise only after the parties negotiate and execute definitive agreements on all material terms, including aircraft specifications, warranties, performance guarantees, delivery periods, pricing and territorial restrictions. These agreements also generally remain conditions relating to the purchase of our aircraft or require us to perform and provide certain deliverables ahead of completion of a purchase order. Certain of these arrangements are conditional upon obtaining requisite FAA approvals, including beyond visual line of sight waivers and exemptions, and successful completion of trial or pilot deployments. There can be no assurance that we will convert any portion of our pipeline into binding orders, or execute definitive agreements in a timely manner or at all, and if the conditions or performance obligations associated with such agreements are not satisfied, or if such agreements are canceled, modified or delayed, we may not generate the revenue we expect, which would materially and adversely affect our business, results of operations, financial condition and prospects. In addition, expected sales of our cargo pods, parts and accessories, and software subscriptions, components and other offerings may not be realized.

Our expectations and estimates regarding the opportunity and potential demand for our aircraft from defense customers may prove incorrect, and we may be unable to realize the revenue we anticipate from such potential demand.

In addition to our non-binding sales pipeline, we have identified a substantial potential demand opportunity from defense customers, which management currently estimates at more than 1,000 aircraft and more than $3.5 billion of visible and identified “contracts of opportunity.” This figure does not represent binding orders, contractual commitments or backlog, and is based on management’s current expectations derived from discussions with potential defense customers, public statements and reports, and internal estimates. Whether, and the extent to which, this potential demand is ultimately converted into actual orders and revenue is subject to numerous risks and uncertainties, many of which are beyond our control, including government procurement timing, budgetary cycles and appropriations, changes in national security priorities, competing procurement priorities, competitive factors, and our and our customers’ ability to obtain necessary regulatory approvals. Actual orders may be substantially lower than our estimates or may not materialize at all. If we are unable to convert this anticipated defense demand into definitive agreements and sales, or if such demand is delayed, reduced or eliminated, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our business plan requires a significant amount of capital. In addition, future capital needs may require us to sell additional equity or debt securities that may dilute existing stockholders or introduce covenants that may restrict our operations or ability to pay dividends in the future.

Our proposed operations and our business strategy contemplate significant aircraft development both within the U.S. and internationally. Construction of additional facilities will require significant capital expenditures. Based on our recurring losses and management’s expectations that significant on-going operating expenditures will be necessary to successfully implement our business plan, we expect to require additional funding to continue our operations through commercialization and facilitate further growth of the business. Although we intend to partner with or pursue leasing or other arrangements with third parties in relation to certain of our facility needs, we cannot be assured that such partnership opportunities or other arrangements will be available on commercially reasonable terms, or at all.

In addition, as our business matures, we will require additional capital expenditures to remain competitive. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds.

We expect to continue funding our operations through equity offerings or debt financings, credit or loan facilities, potential other capital resources, or a combination of one or more of these funding sources. Such financings may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Periods of instability in the capital and credit markets (both generally and those impacting the aerospace industry in particular), including as a result of global health crises or other events contributing to the disruption and volatility of global financial markets, could limit our ability to access these markets to raise debt or equity capital on affordable terms or to obtain additional financing. Among other things, our lenders may seek to increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity on favorable terms or at all and may reduce or cease to provide funding to us. We may sell equity securities or debt securities in one or more transactions at prices and in a manner that may materially dilute our current investors. Any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability. Debt financing, if available, may result in a significant financial burden if interest rates remain high for a prolonged period or increase in the future. [After giving effect to the transactions contemplated by the Business Combination Agreement, we expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.]

However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek additional funding sooner than planned. If we cannot raise funds or otherwise enter into financing arrangements on acceptable terms, we may be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts, or we may not be able to grow our business or respond to competitive pressures, any of which may have an adverse impact on our business, results of operations, financial condition and prospects.

The aircraft market is highly competitive, and we may not be successful in competing in this industry. Our competitors may commercialize their technology before us, or we may not be able to fully capture the first mover advantage that we anticipate.

While we believe we are well positioned as a leader in long-range autonomous cargo drone operations and have begun generating revenue through testing with defense and commercial customers, we expect the broader aviation industry to be increasingly competitive and it is possible that our competitors could get to market before us in certain commercial sectors, either generally or in specific markets. Even if we maintain our early-mover position, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. If new companies or existing aerospace and defense companies launch competing solutions in the markets in which we intend to operate and obtain large-scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing customer and community acceptance of autonomous cargo drones, making it easier for them to obtain the permits and authorizations required to certify and successfully commercialize their own technology and operations. In the event we do not capture the first mover advantage that we anticipate, it may harm our business, financial condition, operating results and prospects.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to receive regulatory approvals or operational authorizations for their aircraft prior to us receiving such approvals. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace or defense industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country. If we are unable to keep up with advances in electric aircraft and autonomous flight technology, we may suffer a decline in our competitive position which could materially and adversely affect our business, results of operations, financial condition and prospects.

Our customers’ and others’ perception of us and our reputation may be impacted by the broader industry and customers may not differentiate us from our competitors.

Customers and other stakeholders may not differentiate between us and the broader aerospace industry or, more specifically, the autonomous aerial cargo or electric aviation industry. If our competitors or other participants in this market have problems in a wide range of issues, including safety, technology development, engagement with certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, security, data privacy, or bad customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our products and our aircraft from others in the market, which could impact our ability to attract customers or engage with other key stakeholders. The failure to differentiate ourselves and the impact of poor public perception of the industry could have an adverse impact on our business, financial condition and results of operations.

Our aircraft may not perform at the level we expect, and may have potential defects, such as shorter range, lower payload capacity, shorter useful life or other performance shortfalls relative to our projections.

Our aircraft may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may carry a lower payload or have shorter maximum range than we estimate, or our hybrid-electric powertrain may not deliver the performance characteristics we project. Our aircraft also uses a substantial amount of software code to operate, including our proprietary autonomous flight system. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the projected performance of our aircraft. To date, we have not yet validated the performance of our aircraft over its expected service lifetime. There can be no assurance that we will be able to detect and fix any defects in the aircraft prior to commercial use. Any product defects or any other failure of our aircraft to perform as expected could harm our reputation and result in adverse publicity, delays in or inability to obtain regulatory approvals, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may experience significant delays in the design, manufacture, certification and commercial rollout of our aircraft, which could harm our business, results of operations, financial condition and prospects.

Any significant delay in the commercialization of our aircraft could materially damage our business, brand, results of operations, financial condition and prospects. Aircraft manufacturers often experience delays in the design, manufacture, certification and commercial release of new aircraft models. Because we rely on third-party manufacturing partners for production of our Chaparral aircraft, we may experience such delays in the rollout of our Chaparral aircraft, and any such delays could be significant. In addition, various aspects of the component procurement and manufacturing plans have not yet been finalized. We are continually evaluating, qualifying and selecting our suppliers for the planned production of our aircraft. However, we may not be able to engage suppliers for the remaining materials and components in a timely manner, at an acceptable price or in the necessary quantities. In addition, we will also need to complete extensive testing to ensure that our aircraft are in compliance with applicable airworthiness and safety regulations and other applicable requirements prior to beginning mass production and delivery. Our plan to begin commercial production is dependent upon the timely availability of funds, upon finalizing the related design, engineering, component procurement, testing, regulatory approvals, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline.

The failure of certain advances in technology such as autonomy or battery density, turbine efficiency, or other propulsion technologies to mature at the rates we project may impact our ability to increase the volume of our service and/or drive down end-user pricing at the rates we project.

Our projections rely in part on future advancement of technology, such as aerial and ground-based autonomy and an increase in energy density in batteries. Should these technologies fail to develop, mature or be commercially available within the periods that we project, we may underperform our financial projections, which would materially and adversely affect our business, prospects, operating results and financial condition.

Crashes, accidents or incidents involving our aircraft or prototype aircraft, or involving autonomous or electric aircraft generally, including incidents involving lithium-ion batteries, could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and regulatory approval efforts, and could result in redesign, delays and/or postponements to our commercial launch. The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain necessary regulatory approvals for our aircraft, or to obtain such approvals in a timely manner. Such events could impact confidence in our aircraft type or the autonomous aerial cargo industry as a whole, particularly if such accidents or incidents were due to a safety fault.

We believe that regulators and the general public are still forming their opinions about the safety and utility of autonomous, uncrewed aircraft that are highly reliant on advanced flight control software and lithium-ion batteries. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging autonomous aerial cargo market. We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Further, if our aircraft or other types of autonomous aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action.

Additionally, the battery packs in our aircraft use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have taken measures to enhance the safety of our battery designs, a field or testing failure of our aircraft could occur in the future, which could subject us to lawsuits, product recalls or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for aerospace applications or any future incident involving lithium-ion cells, even if such incident does not involve our aircraft, could seriously harm our business. Any mishandling of battery cells may cause disruption to the operation of our facilities or those of our manufacturing partners. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s autonomous aircraft or energy storage product may cause indirect adverse publicity for us and our aircraft. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Unsatisfactory safety performance of our aircraft or autonomous flight software could have a material adverse effect on our business, financial condition and results of operations.

While we are building operational processes designed to ensure that the design, testing, performance, operation and servicing of our aircraft meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through flight test accidents or incidents, or design defects, autonomous software errors, cyberattacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our business, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned operations, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical or operational failures, autonomous flight software malfunctions or other safety incidents could have a material adverse effect on our business, financial condition and results of operations. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse impact on our business, financial condition, operating results and prospects.

Our aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely impact our business and operations.

Our aircraft are highly technical products that require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that could disrupt the operations of our customers and have a material adverse effect on our business, financial condition and results of operations.

We depend on suppliers and service partners for raw materials and certain parts and components, which exposes us to supply chain risks.

Despite our development of proprietary technologies, we still rely on purchased materials and parts for our aircraft, including electronics, batteries and other components, which we source from suppliers globally, some of whom are currently single-source suppliers. Certain of the components used in our aircraft are custom made for us by third parties. Our supply chain exposes us to multiple potential sources of delivery failure or component shortages for our aircraft. We have not historically maintained long-term agreements with all of our suppliers. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term or at all at prices that are favorable to us. We may experience source disruptions in our supply chains which may cause delays in our production process. Changes in business conditions, wars, governmental changes, political intervention, tariffs and other factors beyond our control or which we do not presently anticipate could also affect our suppliers’ ability to deliver components to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. The disruption in the supply of components from suppliers could lead to delays in aircraft production, which could materially adversely affect our business, prospects and operating results.

We rely on a third-party manufacturer, and any disruption in our manufacturing relationship could materially harm our business.

We have entered into an exclusive manufacturing partnership to manufacture our Chaparral aircraft in the United States. While we remain the aircraft designer and original equipment manufacturer and the applicant for type certification of our aircraft, we rely on this partner for series production of our aircraft. This outsourced production model is designed to be capital-efficient and scalable, but it also means that we are substantially dependent on a single manufacturing partner for production of our aircraft. If this partner were to experience operational difficulties, capacity constraints, quality control problems, financial distress, a change in business strategy or other disruptions, our ability to produce and deliver aircraft to customers would be materially impaired. We do not control the manufacturing operations, labor practices or compliance processes of this third party. Any failure to perform under our manufacturing agreement, or any termination or modification of this relationship, could result in significant delays in production, increased costs, reputational harm and an inability to fulfill customer orders, any of which could have a material adverse effect on our business, prospects, financial condition and operating results.

Our facilities may not be operable due to natural disaster, permitting, or other external factors.

Natural disasters, including wildfires, tornadoes, hurricanes, floods and earthquakes, and severe weather conditions, such as heavy rains, strong winds, dense fog, blizzards or snowstorms, may damage our facilities or aircraft. Less severe weather conditions, such as rainfall, snowfall, fog, mist, freezing conditions or extreme temperatures, may also impact the ability for flights to occur as planned, which could reduce our revenue and profitability, and cause customers to view our service as less reliable.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, and we may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), catastrophic loss due to security related incidents, human errors and similar events. Additionally, the manufacturing operations of our third-party manufacturing partners are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to their employees or third parties.

We maintain general liability insurance, aviation flight testing insurance, aircraft liability coverage, directors and officers insurance and other insurance policies. However, there can be no assurance that our coverage will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. Further, we expect our insurance needs and costs to increase as we build production capacity, establish commercial operations, add customers and expand into new markets, and it is too early to determine what impact, if any, the commercialization of autonomous cargo drones will have on our insurance costs.

We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft in the United States or in foreign markets.

The commercialization of our aircraft requires certain regulatory authorizations and approvals, including from the Federal Aviation Administration (“FAA”) and, for international operations, from foreign civil aviation or defense authorities. While we intend to pursue commercial operations under drone regulatory pathways, including beyond visual line of sight waivers, exemptions and participation in programs such as the eVTOL Integration Pilot Program, we are also pursuing type certification of our Chaparral aircraft with the FAA. We have filed an application for a type certificate and are pursuing a restricted category type certificate, but as of the date of this filing no type certificate or production certificate has been issued with respect to our aircraft. A special airworthiness certificate has been issued for one Chaparral C1 experimental aircraft on August 21, 2026 for research and development and crew training. That certificate is subject to operating limitations and does not authorize commercial air transportation. The certification basis has not yet been established, and we can give no assurance as to whether or when the FAA will establish a certification basis or issue any such certificate. We may be unable to obtain any of these authorizations, approvals or certificates, or to do so on the timeline we project. Should we fail to obtain any of the required authorizations or approvals, or do so in a timely manner, or any of these authorizations or approvals are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial operations or do so on the timelines we project, which would have adverse effects on our business, prospects, financial condition and results of operations.

Regulations related to the unmanned autonomous aircraft industry are evolving in the United States and foreign jurisdictions. Regulatory changes could adversely affect the ability to obtain regulatory approvals necessary to commercialize our aircraft in a timely manner.

There are a number of existing laws, regulations and standards that may apply to our aircraft, including standards that were not originally intended to apply to autonomous, hybrid-electric cargo drones. While our aircraft and our operations are designed to operate within existing and evolving regulatory frameworks, the FAA or other regulatory authorities may disagree with our view, which may prohibit, restrict or delay our ability to launch in the relevant market. Regulatory authorities may introduce changes specifically to address autonomous drones or unmanned aircraft systems that could delay our ability to commence commercial operations. In addition, the increased volume of drone operations, including our own, may result in regulatory changes for integration into the National Airspace System or international airspace systems applicable to our operations. We may be unable to comply with such regulatory changes at all or do so in a timely manner. Such regulatory changes could also result in increased costs, reducing demand and impacting our financial performance.

Commercial operators of our aircraft in the United States will need to obtain various FAA approvals to operate the aircraft. Delays or challenges associated with customers obtaining these approvals could have a material adverse effect on our ability to sell and market our aircraft.

Commercial customers operating our Chaparral aircraft in the United States will need to obtain various FAA approvals, including operational approvals, remote pilot licenses and airspace access authorizations. The regulatory framework for beyond visual line of sight operations of large autonomous cargo drones is still evolving, and the FAA may impose burdensome requirements that extend the timeline for our customers to begin revenue-generating operations. If our customers are unable to obtain these approvals in a timely manner, it could reduce demand for our aircraft and have a material adverse effect on our business, results of operations, financial condition and prospects. The FAA’s current authorizations for Elroy Air, including experimental authorizations for specified flight operations near Byron Airport and Houma-Terrebonne Airport, do not authorize commercial air transportation and do not eliminate the need for commercial operators to obtain their own approvals.

Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

Aerospace manufacturers and unmanned aircraft system operators are subject to extensive regulatory and legal requirements that involve significant compliance costs. The Department of Transportation and the FAA may issue regulations relating to the design, manufacture and operation of autonomous aircraft that could require significant expenditures. Additional laws, regulations, taxes and fees have been proposed from time to time that could significantly increase the cost of our operations or reduce the demand for autonomous cargo aircraft. If adopted, these measures could have the effect of raising costs, reducing revenue and increasing expenses. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

We expect to conduct a significant portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

We currently execute, and expect to continue to pursue, contracts with the U.S. government, including the U.S. Army, U.S. Marine Corps, U.S. Air Force and U.S. Special Operations Command. Contracts with the U.S. government are subject to extensive regulations, and changes to those regulations could increase our costs. Government demand and payment for our aircraft and technologies may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings, including as a result of government shutdowns, competing priorities of new administrations, war, regional geopolitical conflicts, incidents of terrorism, natural or manmade disasters and public health concerns. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our offerings, or institute fines or civil or criminal liability. Contracts with governments are also subject to protective statutes, suspension and debarment as well as other legal actions and proceedings that generally do not apply to purely commercial contracts. New regulations, or changes to existing requirements, could increase our compliance costs, and we could be subject to additional costs in the form of withheld payments or reduced future business if we fail to comply with these requirements.

The U.S. government may modify, curtail or terminate one or more of our contracts.

The U.S. government contracting party may modify, curtail or terminate its contracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changes in U.S. national security strategy or priorities or other reasons. Any loss or anticipated loss or reduction of expected funding or modification, curtailment or termination of one or more of our U.S. government contracts could have a material adverse effect on our earnings, cash flow or financial position, as well as our ability to secure operational experience or revenues.

We may be subject to risks associated with strategic relationships and may not be able to identify or form strategic relationships in the future.

We have entered into strategic relationships, including our U.S. manufacturing partnership and our joint venture for manufacturing and services in Abu Dhabi, and may in the future enter into additional strategic alliances or joint ventures. These alliances subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

If conflicts arise between us and our strategic partners, our business could be adversely affected.

If conflicts arise between our collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators or strategic partners may develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with our manufacturing partners could adversely impact our ability to manufacture aircraft or scale production, while conflicts with our commercial or defense customers could adversely impact our ability to successfully commercialize our products. Such conflicts with our strategic partners may result in adverse effects on our business, financial condition and results of operations.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining a sufficient number of highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team, including our CEO and founder, and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, software, sales and technology support personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Competition for highly skilled personnel is intense, particularly in the fields of autonomous systems, aerospace engineering and software development, and we may incur significant costs to attract and retain our personnel. We may not be able to hire or retain sufficient personnel with the skills and experience needed to support our operations. If we do not have adequate personnel, we may be unable to meet our development, manufacturing, support our customers or scale our operations as planned, and we could experience delays, increased costs or disruptions in our operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations, financial condition and future growth prospects could be harmed.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the aerospace and defense industries generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business, there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

We may be unable to protect our intellectual property rights from unauthorized use by third parties.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including our technologies deployed in our aircraft, our autonomous flight software, our hybrid-electric powertrain and our payload interface systems. We have 18 patent assets, consisting of 15 issued utility and design patents and 3 pending applications, spanning hybrid-electric propulsion, autonomous cargo handling and advanced payload interfaces, along with copyrighted works and trade secrets. However, the steps we take to protect our intellectual property may be inadequate, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary. There can be no assurance that the intellectual property rights we own will provide competitive advantages or will not be challenged or circumvented by our competitors. Further, obtaining and maintaining patent, copyright and trademark protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection in the United States or foreign jurisdictions, which could harm our ability to maintain our competitive advantage. The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and to the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase.

Third parties may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to redesign our products.

Other holders of intellectual property rights relating to battery packs, electric motors, autonomous flight software, aircraft configurations, fly-by-wire flight control systems, electronic power management systems or any other technology relevant to our business may initiate legal proceedings alleging infringement or misappropriation of such rights by us and our employees. Any such proceedings, regardless of outcome or merit, could be time-consuming and expensive to defend or resolve, result in substantial diversion of management and technical resources, delay, limit or prevent our ability to make, develop, commercialize or deploy our aircraft and deteriorate our reputation and our business relationships. A successful claim of infringement or misappropriation against us could require us to cease development or sales of our aircraft, pay substantial damages, obtain a license from the owner of the asserted intellectual property right (which may not be available on reasonable terms or at all), or develop an alternative design, any of which could significantly adversely affect our business, prospects, financial condition or operating results.

We are subject to cybersecurity risks to our operational systems, security systems, aircraft software and data processed by us or third-party vendors.

We are at risk for interruptions, outages and breaches of our operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; our facility security systems; our aircraft technology, including our autonomous flight software, avionics and hybrid-electric power management systems; and data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could disrupt our operational systems, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information, compromise certain information of customers, employees, suppliers or others, jeopardize the security of our facilities or affect the performance of our aircraft’s integrated autonomous flight software. Our aircraft contain complex information technology systems and built-in data connectivity to share aircraft data with ground operations infrastructure. Hackers may attempt to gain unauthorized access to modify, alter and use such networks, aircraft and systems to gain control of or to change our aircraft’s functionality, performance characteristics or to gain access to data stored in or generated by the aircraft. A significant breach of our or our third-party service providers’ network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our aircraft and harm to our reputation and brand.

We are subject to rapidly evolving privacy, data protection and data security laws, and our actual or perceived failure to comply could harm our business.

We will be collecting, using and disclosing personal information of personnel, business contacts and others in the course of operating our business. These activities are or may become regulated by a variety of domestic and foreign laws and regulations relating to privacy, data protection and data security, which are complex, rapidly evolving and increasingly stringent. State legislatures and federal authorities have been enacting comprehensive privacy laws, including the California Consumer Privacy Act, and similar laws have been passed or been proposed in other states. Despite our efforts, we may not be successful in complying with rapidly evolving privacy, data protection and data security requirements. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities or others, fines, civil or criminal penalties, negative publicity and harm to our brand and reputation.

Our aircraft utilization may be lower than expected and our aircraft may be limited in its performance during certain weather conditions.

Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. Our inability to operate in these conditions will reduce aircraft utilization and cause delays and disruptions. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion, airspace restrictions and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft, and reductions in utilization will adversely impact our financial performance.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to and mitigate such physical effects of climate change. We may also be impacted by transitional risks related to climate change, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements and potential effects on our reputation. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

If we are unable to maintain adequate facilities and infrastructure, we may be unable to offer our aircraft and services in a way that is useful to customers.

To operate and expand our current and planned business activities, we must secure or otherwise develop adequate testing and maintenance infrastructure. There is also a complex patchwork of federal, regional and municipal regulatory considerations applicable to aviation assets and infrastructure in particular. Local community groups, some of which may be opposed to new aviation infrastructure, can impact the application of these regulations or the development of new regulations. Our facilities may be subject to a risk of closure due to zoning, permitting and leasing issues. We may not be able to obtain necessary permits and approvals to enable adoption of our aircraft or other offerings. If we are unable to acquire, lease or otherwise maintain space and related facilities integral to our operations on terms and in locations that are favorable, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to stringent U.S. export and import control laws and regulations, which may change or be difficult to comply with.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services in full compliance with such laws and regulations, which may include the Export Administration Regulations (“EAR”), the International Traffic in Arms Regulations and economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control. These foreign trade controls prohibit, restrict, regulate or delay our ability to, directly or indirectly, export, re-export or transfer certain hardware, technical data, technology, software or services to certain countries and territories, entities and individuals, and for certain end uses. For example, the delivery of the Chaparral aircraft to a customer in the Middle East will require a BIS license for export, which is expected to take at least 30-60 days to secure. If we are found to be in violation of these laws and regulations, it could result in civil and criminal penalties, the loss of export or import privileges, debarment and reputational harm. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. Given the dual-use nature of our technology across commercial and defense applications, the inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our business as planned.

Our operations and activities involving foreign persons, as well as certain transactions involving foreign persons, may be subject to review by the Committee on Foreign Investment in the United States (“CFIUS”), which could delay or restrict certain transactions and adversely affect our business.

We may engage in activities that involve foreign persons, including through foreign operations, investments from non-U.S. investors, or partnerships with foreign entities. In addition, we may pursue acquisitions, investments, strategic partnerships, joint ventures, financings, commercial arrangements, or other transactions involving foreign persons. As a result, certain of our activities and transactions may be subject to review by CFIUS, which has authority to review direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is authorized to require parties to certain proposed, pending, or completed transactions subject to its jurisdiction to submit filings, charge filing fees in connection with such filings, and unilaterally initiate national security reviews of foreign investments in U.S. businesses if the parties elect not to file voluntarily. If CFIUS determines that an investment presents risks to U.S. national security, CFIUS may require mitigation measures with respect to the transaction or recommend that the President of the United States block the transaction if the parties do not voluntarily abandon it.

If a particular transaction involving us falls within CFIUS’s jurisdiction, we may determine that a mandatory filing is required, elect to seek CFIUS review on a voluntary basis, or proceed with the transaction without notifying CFIUS and risk CFIUS intervention before or after closing. CFIUS may delay a proposed or pending transaction, impose mitigation conditions, or recommend that the President of the United States prohibit a transaction or require divestment of all or a portion of a U.S. business acquired without prior CFIUS clearance. In addition, certain industries may be subject to laws, rules, or regulations that limit foreign ownership or impose additional requirements with respect to foreign ownership. The government review process, whether by CFIUS or otherwise, could be lengthy, and we cannot predict whether CFIUS may seek to review transactions involving us and foreign persons. Any delay in obtaining required approvals, or any decision by CFIUS to block a transaction or impose conditions on a transaction, could limit the attractiveness of, delay, or prevent us from pursuing certain transactions or strategic opportunities that we believe would otherwise benefit us and our stockholders. Enhanced scrutiny of, and potential restrictions on, the ability of foreign persons to invest in or transact with us could also limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could affect the price an investor may be willing to pay for our securities. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand into international markets.

Our future results will depend, in part, on our ability to establish and expand our presence within international markets, including the defense and commercial logistics sectors. Our ability to expand internationally involves various risks, including the need to invest significant resources, the possibility that returns on such investments will not be achieved in the near future or at all, the need to obtain international regulatory approvals and comply with local laws, and the challenges of operating in unfamiliar competitive environments. If we are unable to identify suitable international partners or negotiate favorable terms, our international growth may be limited. In addition, we may incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Our business may be adversely affected by global political and macroeconomic challenges, including tariffs, inflation, volatile interest rates, or an economic downturn or recession, as well as geopolitical conflicts and supply chain disruptions.

Current global political and macroeconomic conditions and the effects thereof, including inflation, volatile interest rates, changes in trade agreements or regulations, tariffs, uncertainty with respect to the federal budget and federal debt ceiling and potential government shutdowns related thereto, actual or perceived instability in the global banking sector, the war in Ukraine and conflicts in the Middle East, supply chain issues, and any economic downturn or recession in certain regions or worldwide have, and may continue to, adversely affect our business, results of operations, financial condition and prospects. The existence of inflation in certain economies has resulted in, and may continue to result in, volatile interest rates and capital costs, supply shortages, increased costs of labor, certain components, manufacturing, and shipping as well as weakening exchange rates and other similar effects. As a result, we may experience cost increases. Although we take measures to mitigate the effects of macroeconomic challenges, if these measures are not effective, our business, results of operations, liquidity, financial condition, and prospects could be materially adversely affected. Even if such measures are effective, there could be a delay between the adverse effects of macroeconomic conditions and the timing of when those beneficial actions impact our business, results of operations, financial condition, and/or prospects.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act or similar anti-bribery laws in other jurisdictions in which we operate.

As we pursue our planned international expansion and import and export our products, software, technology and services internationally, we face various domestic and local regulatory challenges and are subject to risks associated with our international operations. As we pursue these international activities, we may have direct and indirect interactions with officials and employees of non-U.S. government agencies or state-owned or affiliated entities, including in connection with our planned international joint ventures and our current and future international customer relationships.

The U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anticorruption laws in other jurisdictions prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives.

We intend to implement internal controls, policies, procedures, and training designed to promote compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA and other applicable anti-bribery laws and regulations. We cannot assure you that our internal controls, policies, and procedures will effectively detect and prevent all violations of applicable anti-bribery laws committed by our employees or agents, nor can we assure you that our business partners, including our joint venture partners, have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of these laws, or allegations of such violations, could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. Government contracts, any of which could have an adverse effect on our reputation, business, operating results.

We have identified material weaknesses in our internal control over financial reporting. If not remediated, or if New Elroy Air experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls in the future, New Elroy Air may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in New Elroy Air and, as a result, the value of New Elroy Air Common Stock.

In the course of preparing the financial statements as of June 30, 2026, December 31, 2025 and December 31, 2024 that are included elsewhere in this proxy statement/prospectus, our management determined that we have material weaknesses in our internal controls over financial reporting. These material weaknesses relate principally to (i) the lack of effectively designed and implemented IT General Controls (“ITGC”) over applications supporting Elroy Air’s financial reporting processes, including, but not limited to, controls relating to user and privileged access and the evaluation of controls at certain third-party service organizations, (ii) insufficient segregation of duties across financially relevant functions, and (iii) lack of sufficient number of qualified personnel within the accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. Elroy Air has concluded that these material weaknesses existed because it did not have the necessary business processes, systems, personnel, and related internal controls.

These deficiencies could result in a misstatement of one or more account balances or disclosures potentially leading to a material misstatement to the annual or interim financial statements which may not be prevented or timely detected and, accordingly, management determined that these control deficiencies constitute material weaknesses.

In order to remediate the material weaknesses, we have taken and plan to take the following actions:

•        Continuing to hire personnel within the accounting, finance, and operations functions with the appropriate level of technical accounting, SEC reporting, public company and internal control experience and expertise to implement, monitor, and maintain business processes and ITGCs;

•        Providing additional training for our personnel on internal controls as our company continues to grow;

•        Implementing additional controls and processes that operate at a sufficient level of precision and frequency or that evidence the performance of the control;

•        Implementing processes and controls to better identify, manage, and monitor segregation of duties risks, including enhancing the usage of technology and tools for segregation of duties within Elroy Air’s systems, applications and tools;

•        Designing, developing, and implementing an enhanced ITGC framework, including the implementation of a number of systems, processes and tools to enable the effectiveness and consistent execution of these controls;

•        Implementing processes and controls to better identify and manage user and privileged access to IT systems;

•        Implementing ITGCs to manage access and program changes within its IT environment and to support the evaluation, monitoring, and ongoing effectiveness of key applications and key reports;

•        Implementing processes and controls to evaluate risks related to third-party service organizations;

•        Implementing formal governance policies and processes over financial reporting, including documented journal entry approval controls, assessment of segregation of duties conflicts, the performance of periodic user access and privileged-access reviews, review of SOC reports for financially relevant third-party service organizations, and monitoring controls over key financial reporting systems;

•        Continuing to formalize accounting policies and procedures, and enhancing management review controls over significant transactions and key financial reporting processes;

•        Considering system enhancements to reduce reliance on manual processes; and

•        Engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We will not be able to fully remediate the material weaknesses until these steps have been completed, have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2025 or any period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

If not remediated, these material weaknesses could result in material misstatements to our annual or interim financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the completion of this Business Combination, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to New Elroy Air’s Securities Following the Business Combination

The Certificate of Designation for the Series A Preferred Stock and the New Elroy Air Series A Warrants each contain “full ratchet” anti-dilution provisions and trading-price adjustment provisions applicable to the conversion price and exercise price, respectively, which may result in a greater number of shares of New Elroy Air Common Stock being issued upon conversions or exercises, than if the conversions or exercises were effected at the initial conversion price or initial exercise price.

The Certificate of Designation for Series A Preferred Stock contains “full ratchet” anti-dilution provisions applicable to the conversion prices used in voluntary conversions of Series A Preferred Stock by the holders thereof which provisions require the lowering of the applicable conversion price, as then in effect, to the purchase price of equity or equity-linked securities issued in subsequent offerings at prices less than the conversion price then in effect. In addition, if the 20-day volume-weighted average price of the New Elroy Air Common Stock on the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00. The exercise prices of the New Elroy Air Series A Warrants are subject to the same anti-dilution and other adjustments as the Series A Preferred Stock. When the exercise price of the New Elroy Air Series A Warrants is reduced, the number of shares of New Elroy Air Common Stock that may be purchased upon exercise of such New Elroy Air Series A Warrants is increased proportionately, so that after such adjustment, the aggregate exercise price payable thereunder for the adjusted number of shares of New Elroy Air Common Stock is the same as the aggregate exercise price in effect immediately prior to such adjustment.

If in the future, while any of the Series A Preferred Stock or New Elroy Air Series A Warrants are outstanding, (i) New Elroy Air issues securities at an effective purchase price per share of New Elroy Air Common Stock that is less than the applicable conversion price of the Series A Preferred Stock or exercise price of the New Elroy Air Series A Warrants, as then in effect, or (ii) if the 20-day volume-weighted average price of the New Elroy Air Common Stock on the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, New Elroy Air will be required, subject to certain limitations and adjustments as provided in the Certificate of Designation and the New Elroy Air Series A Warrants, to reduce the relevant conversion price or exercise price, which will result in a greater number of shares of New Elroy Air Common Stock being issuable upon conversion or exercise of the Series A Preferred Stock or New Elroy Air Series A Warrants, as applicable, which in turn will have a greater dilutive effect on New Elroy Air’s stockholders. Further, because the Series A Preferred Stock votes, together with the New Elroy Air Common Stock, on an as-converted basis, a reduction in the conversion price will immediately dilute the voting interest of the New Elroy Air Common Stock, even if the Series A Preferred Stock is not converted. The potential for such additional issuances may depress the price of the New Elroy Air Common Stock regardless of New Elroy Air’s business performance. New Elroy Air also may find it more difficult to raise additional equity capital while any of the Series A Preferred Stock or New Elroy Air Series A Warrants are outstanding.

Further, it is possible that New Elroy Air will not have a sufficient number of available shares to satisfy the conversion of the Series A Preferred Stock and exercise of the New Elroy Air Series A Warrants if the applicable conversion price or exercise price is reduced. If New Elroy Air does not have a sufficient number of available shares for such conversions or exercises, it will be required to increase its authorized shares, which may not be possible and will be time consuming and expensive.

Sales of a substantial number of shares of New Elroy Air Common Stock could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the New Elroy Air Common Stock.

Sales of a substantial number of shares of New Elroy Air Common Stock could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the New Elroy Air Common Stock.

At the Closing, New Elroy Air, the Sponsor, the Closing PIPE Investor, certain securityholders of Elroy Air and other parties thereto will enter into the A&R Registration Rights Agreements, pursuant to which, among other things, the Sponsor, the Closing PIPE Investor, such securityholders of Elroy Air and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Elroy Air that they will hold following the Business Combination.

Although the Sponsor Lock-Up Securityholders and the Lock-Up Holders will be subject to the restrictions on transfer set forth in the Sponsor Lock-Up Agreement and the Elroy Air Lock-Up Agreement, the applicable New Elroy Air Warrants, and underlying shares of New Elroy Air Common Stock will be released from lock-up on the date that is 30 days after the Closing Date and the remaining shares of New Elroy Air Common Stock subject to the Lock-Up Agreements could be released from lock-up as soon as the date that is 20 trading days after the date that is 30 days after the Closing Date. The holders of Series A Preferred Stock and New Elroy Air Series A Warrants are not, in their capacities as such, subject to any contractual lock-up restrictions. As restrictions on resale end, the market price of New Elroy Air Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The New Elroy Air Warrants and the New Elroy Air Series A Warrants may have an adverse effect on the market price of the New Elroy Air Common Stock.

Upon Closing, there will be 7,888,334 New Elroy Air Warrants outstanding, each exercisable for $11.50 per share of New Elroy Air Common Stock and New Elroy Air Series A Preferred Warrants exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock, subject to adjustment, at an initial exercise price of $12.00 per share, subject to adjustment. Such New Elroy Air Warrants and the New Elroy Air Series A Warrants, if and when exercised, will increase the number of issued and outstanding shares, resulting in dilution to New Elroy Air’s stockholders and may reduce the market price of the New Elroy Air Common Stock. Such impacts may be exacerbated if the exercise price of New Elroy Air Series A Warrants is reduced and the number of underlying shares of New Elroy Air Common Stock are correspondingly increased. See “— The Certificate of Designation for the Series A Preferred Stock and the New Elroy Air Series A Warrants each contain “full ratchet” anti-dilution provisions and trading-price adjustment provisions applicable to the conversion price and exercise price, respectively, which may result in a greater number of shares of New Elroy Air Common Stock being issued upon conversions or exercises, than if the conversions or exercises were effected at the initial conversion price or initial exercise price.”

There may not be an active trading market for New Elroy Air Common Stock, which may make it difficult to sell shares of New Elroy Air Common Stock.

An active trading market for New Elroy Air Common Stock may not develop or be sustained following the closing of the Business Combination. If an active trading market for New Elroy Air Common Stock does not develop or is not sustained, you may not be able to sell your shares at an attractive price or at all. Furthermore, an inactive market may also impair New Elroy Air’s ability to raise capital by selling shares of New Elroy Air Common Stock in the future, and may impair New Elroy Air’s ability to enter into strategic collaborations or acquire companies or products by using shares of New Elroy Air Common Stock as consideration.

The requirements of being a public company in the U.S., if the Business Combination is completed, may strain New Elroy Air’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

Requirements associated with being a public company in the United States will require significant resources and management attention. After the completion of the Business Combination, New Elroy Air will be subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, and Nasdaq. New Elroy Air will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Elroy Air’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Elroy Air’s securities may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Inflection Point’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Inflection Point Class A Ordinary Shares, the market value of shares of New Elroy Air Common Stock and securities convertible into or exercisable for shares of New Elroy Air Common Stock issued in the Business Combination may be higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, shares of New Elroy Air Common Stock will not have any redemption rights like the Public Shares had and fluctuations in the price of shares of New Elroy Air Common Stock could contribute to the loss of all or part of your investment. The trading price of shares of New Elroy Air Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Inflection Point’s, Elroy Air Operating Company, Inc.’s or New Elroy Air’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of shares of New Elroy Air Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment and shares of New Elroy Air Common Stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of shares of New Elroy Air Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of shares of New Elroy Air Common Stock irrespective of New Elroy Air’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Elroy Air could depress New Elroy Air’s share price regardless of New Elroy Air’s business, prospects, financial conditions or results of operations. A decline in the market price of New Elroy Air’s securities also could adversely affect New Elroy Air’s ability to issue additional securities and New Elroy Air’s ability to obtain additional financing in the future.

There is no guarantee that the New Elroy Air Warrants will ever be in the money, and they may expire worthless.

The exercise price for the New Elroy Air Warrants is $11.50 per share of Common Stock, subject to adjustment. There is no guarantee that the New Elroy Air Warrants will be in the money prior to their expiration or remain in the money for any period of time, and as such, the New Elroy Air Warrants may expire worthless.

New Elroy Air Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your New Elroy Air Warrants worthless.

Following the closing, outstanding New Elroy Air Warrants may be redeemed at any time after they become exercisable and prior to their expiration, at a price of $0.01 per New Elroy Air Warrant, provided that the last reported sales price of the New Elroy Air Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing at least 150 days after completion of the Business Combination ending on the third trading day prior to the date New Elroy Air sends the notice of redemption to the warrant holders. If and when the New Elroy Air Warrants become redeemable, New Elroy Air may not exercise its redemption rights if the issuance of shares of New Elroy Air Common Stock upon exercise of the New Elroy Air Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification, subject to New Elroy Air’s obligation in such case to use its best efforts to register or qualify the shares of New Elroy Air Common Stock under the blue sky laws of the state of residence in those states in which the Inflection Point Warrants were initially offered by Inflection Point in its IPO. Redemption of the New Elroy Air Warrants could force you (a) to exercise your New Elroy Air Warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, (b) to sell your New Elroy Air Warrants at the then-current market price when you might otherwise wish to hold your New Elroy Air Warrants or (c) to accept the nominal redemption price which, at the time the outstanding New Elroy Air Warrants are called for redemption, is likely to be substantially less than the market value of your New Elroy Air Warrants.

You may only be able to exercise your New Elroy Air Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of New Elroy Air Common Stock from such exercise than if you were to exercise such Elroy Air Warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of New Elroy Air Warrants who seek to exercise their Public Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of New Elroy Air Common Stock issuable upon exercise of the New Elroy Air Warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if New Elroy Air has so elected and the shares of New Elroy Air Common Stock are at the time of any exercise of a New Elroy Air Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the New Elroy Air Warrants for redemption.

If you exercise your New Elroy Air Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the New Elroy Air Warrants for that number of shares of New Elroy Air Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Elroy Air Common Stock underlying the New Elroy Air Warrants, multiplied by the excess of the “fair market value” of shares of New Elroy Air Common Stock (as defined in the next sentence) over the exercise price of the New Elroy Air Warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the shares of New Elroy Air Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of New Elroy Air Warrants, as applicable. As a result, you would receive fewer shares of New Elroy Air Common Stock from such exercise than if you were to exercise such New Elroy Air Warrants for cash.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, Holders of Elroy Air’s securities may be required to pay substantial U.S. federal income taxes.

Inflection Point and Elroy Air intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, DLA Piper LLP (US) intends to deliver an opinion on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. The obligations of each of Inflection Point and Elroy Air to complete the Merger, however, are not conditioned on the receipt of any such opinion. Such opinion of counsel will be based on customary assumptions and certain representations, warranties, and covenants of Inflection Point, Elroy Air, and Merger Sub. If any of these assumptions, representations, warranties, or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of such opinion of counsel, the validity of such opinion of counsel may be adversely affected. In addition, such opinion of counsel is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the Merger for U.S. federal income tax purposes. Any opinion of counsel represents a counsel’s legal judgment but is not binding on the IRS or any court. Neither Inflection Point nor Elroy Air intends to request a ruling from the IRS with respect to the tax treatment of the Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Merger described below or that a court would not sustain such a challenge. If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a Holder (as defined in “Material U.S. Federal Income Tax Considerations — II. U.S. Holders”) that exchanges Elroy Air securities for New Elroy Air securities in the Merger may recognize taxable gain in connection with such exchange and could be subject to substantial U.S. federal income taxes. For more information on the material U.S. federal income tax consequences of the Merger to Holders of Elroy Air securities, see “Material U.S. Federal Income Tax Considerations — II. U.S. Holders — D. Tax Consequences of the Merger to U.S. Holders of Elroy Air Common Stock” and “Material U.S. Federal Income Tax Considerations — III. Non-U.S. Holders — D. Tax Consequences of the Merger to Non-U.S. Holders of Elroy Air Common Stock”.

The Proposed Charter will provide, subject to limited exceptions, that the courts of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

The Proposed Charter will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter. In addition, the Proposed Charter will provide that this choice of forum does not apply to any complaint asserting a cause of action under the Securities Act and the Exchange Act. Finally, the Proposed Charter will provide that federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act.

While the Delaware Supreme Court has upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to the exclusive forum provision in the Proposed Charter, a court of a state other than the State of Delaware could decide that such provisions are not enforceable under the laws of that state.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

General Risk Factors

We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result of international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact Elroy Air’s business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for Elroy Air or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. Elroy Air and Inflection Point are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to Elroy Air’s business, and to the parties’ ability to complete the Business Combination.

Inflection Point is, and we expect that New Elroy Air will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Inflection Point is, and we expect that New Elroy Air will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We, including as New Elroy Air, could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Inflection Point Class A Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, Inflection Point is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Elroy Air will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Elroy Air will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or New Elroy Air’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Elroy Air is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Elroy Air will remain a smaller reporting company after the Closing. To the extent that New Elroy Air takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by the Cayman Constitutional Documents, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder’s derivative action in a federal court of the United States.

We have been advised by Ogier (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as Public Shareholders of a U.S. company.

The Cayman Constitutional Documents provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

The Cayman Constitutional Documents provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

The Cayman Constitutional Documents also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the Cayman Constitutional Documents to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

Recent increases in inflation in the United States and elsewhere could make it more difficult for us to complete the Business Combination.

Recent increases in inflation in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, or other national, regional or international economic disruptions, any of which could make it more difficult for us to complete the Business Combination.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to Inflection Point and received at its registered office will be forwarded unopened to the forwarding address supplied by Inflection Point to be dealt with. None of Inflection Point, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

EXTRAORDINARY GENERAL MEETING OF INFLECTION POINT

general

Inflection Point is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Inflection Point Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides Inflection Point shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at [•] New York City time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at [•].

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        the Domestication Proposal. The Proposed Charter is attached to this proxy statement/prospectus as Annex B;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal. The Proposed Charter and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively;

•        the Advisory Organizational Documents Proposals;

•        the Director Election Proposal;

•        the New Elroy Air Incentive Plan Proposal (collectively with the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal and the Director Election Proposal, the “Condition Precedent Proposals”); and

•        the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Organizational Documents Proposal and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Inflection Point Board

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Elroy Air Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

For a description of the Special Committee’s and the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor, Inflection Point Fund and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

Record Date; Who is Entitled to Vote

Inflection Point shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on [•], 2026, which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date on each Transaction Proposal on which such Inflection Point Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Warrants do not have voting rights. As of the close of business on the Record Date for the extraordinary general meeting, there were 31,331,667 Inflection Point Ordinary Shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

The Sponsor and each director and each officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Inflection Point believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to Inflection Point but marked by brokers as “not voted” are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of one-third of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

As of the Record Date for the extraordinary general meeting, 10,443,889 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares. The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, only 7,734,167 additional shares would need to be voted in favor of the

Business Combination in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution of the Sponsor, being the affirmative vote of holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by holders of the Inflection Point Class B Shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.

The approval of the Director Election Proposal requires an ordinary resolution of the Sponsor, being the affirmative vote of holders of at least a simple majority of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Director Election Proposal, in accordance with Article 30.1 of the Cayman Constitutional Documents. The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of the Inflection Point Class B Shares.

The approval of the New Elroy Air Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The New Elroy Air Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the New Elroy Air Incentive Plan Proposal will have no effect, even if approved by holders of the Inflection Point Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Inflection Point Class A Share and each Inflection Point Class B Share that you own in your name entitles you to one vote on each Shareholder Proposal on which such Inflection Point Ordinary Share is entitled to vote. Your proxy card shows the number of Inflection Point Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your Inflection Point Ordinary Shares at the extraordinary general meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Inflection Point Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the New Elroy Air Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Proxy cards received less than 48 hours prior to the start of the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

•        You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.

•        If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to [•], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact Continental at least five (5) business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Inflection Point can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an Inflection Point shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        sending another proxy card with a later date;

•        notifying Kevin Shannon, Chief Executive Officer of Inflection Point, in writing before the extraordinary general meeting that you have revoked your proxy; or

•        attending the extraordinary general meeting in person (including virtually), revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Inflection Point Ordinary Shares, you may call [•], our proxy solicitor, by calling [•], or by emailing [•].

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Redemption is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s deposit withdrawal at custodian (“DWAC”) system. Continental will typically charge the tendering broker $100 and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Inflection Point’s consent, until the Redemption. Furthermore, if a holder of a Public Share delivers its share certificates (if any) along with the redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Inflection Point permit the withdrawal of the redemption request and instruct Continental to return the certificate (physically or electronically). The holder can make such request by contacting Continental at the address or email address listed in this proxy statement/prospectus.

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental at least two business days prior to the initial scheduled date of the extraordinary general meeting.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Sponsor, officers and directors have agreed to, among other things, vote in favor of the Business Combination and waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. None of our Sponsor, directors or officers received separate consideration for their waiver of redemption rights. The Founder Shares held by our Sponsor, officers and directors will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.3% of the issued and outstanding Inflection Point Ordinary Shares.

Holders of the Inflection Point Warrants will not have redemption rights with respect to the Inflection Point Warrants.

The closing price of Public Shares on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.07. As of the Record Date, funds in the Trust Account totaled $[•] and were comprised entirely of cash and U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $[•] per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights

Neither Inflection Point’s shareholders nor the holders of Inflection Point Warrants have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Inflection Point is soliciting proxies on behalf of the Inflection Point Board. This solicitation is being made by mail but also may be made by telephone or in person. Inflection Point and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Inflection Point will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Inflection Point will bear the cost of the solicitation.

Inflection Point has engaged [•] to assist in the solicitation process and will pay [•] a fee of $[•], plus disbursements.

Inflection Point will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inflection Point will reimburse them for their reasonable expenses.

Inflection Point Shareholders

As of the Record Date, there were 31,331,667 Inflection Point Ordinary Shares issued and outstanding, which include the 7,666,667 Founder Shares held by the Sponsor, the 665,000 shares included in the Private Placement Units held by the Sponsor and the Representatives, and 23,000,000 Public Shares. As of the Record Date, there was outstanding an aggregate of 7,888,334 Inflection Point Warrants, which include the 221,667 Inflection Point Warrants included in the Private Placement Units held by the Sponsor and the Representatives, and 7,666,667 Inflection Point Warrants sold as part of the Inflection Point Units in Inflection Point’s IPO.

Potential Purchases of Public Securities

At any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Securities, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Public Warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Warrants outstanding and/or increase the likelihood of approval on any matters submitted to the Public Warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Elroy Air’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Merger. Capitalized terms under this section not otherwise defined in this proxy statement/prospectus have the respective meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Inflection Point, Merger Sub, Elroy Air, or any other matter.

Structure of the Business Combination

On June 26, 2026, Inflection Point entered into the Business Combination Agreement with Elroy Air and Merger Sub, pursuant to which, among other things, subject to shareholder approval, following the Domestication, Merger Sub will merge with and into Elroy Air, with Elroy Air surviving as a wholly-owned subsidiary of Inflection Point, resulting in a combined company whereby Elroy Air will become a wholly-owned subsidiary of Inflection Point, and substantially all of the assets and the business of the combined company will be held and operated by Elroy Air.

Prior to and as a condition of the Closing, pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation by transferring out of the Cayman Islands and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL and the Companies Act. For more information, see the section of this proxy statement/prospectus entitled “The Domestication Proposal”.

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Elroy Air and the expected structure of Elroy Air immediately following the Closing.

Simplified Pre-Combination Structure

The Merger

Simplified Post-Combination Structure

Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time:

(1)    each convertible security of Elroy Air (other than the Pre-Funded Convertible Notes and excluding warrants and options to purchase stock of Elroy Air) that is outstanding immediately prior to the Effective Time, including all principal and interest thereunder, to the extent applicable, will automatically convert in full into shares of Elroy Air Preferred Stock or Elroy Air Common Stock, in accordance with the terms thereof;

(2)    each warrant of Elroy Air exercisable for Elroy Air Preferred Stock, if any, that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full; and

(3)    each warrant of Elroy Air (other than the Pre-Funded Warrants) exercisable for Elroy Air Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Pursuant to the Business Combination Agreement, the Aggregate Base Consideration to be paid to the Elroy Air Equity Holders in, or in connection with, the Merger shall be the number of shares of New Elroy Air Common Stock equal to the quotient of: (a) the Purchase Price of $800,000,000, divided by (b) the Redemption Price.

The portion of the Aggregate Base Consideration to be paid to the Elroy Air Preferred Equity Holders in, or in connection with, the Merger will be the aggregate number of shares of New Elroy Air Common Stock equal to the greater of (a) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio.

The portion of the Aggregate Base Consideration to be paid to the Elroy Air Common Equity Holders in, or in connection with, the Merger shall be a number of shares of New Elroy Air Common Stock equal to the difference of (i) the Aggregate Base Consideration, less (ii) the Aggregate Preferred Holder Base Consideration.

The Convertible Note Consideration to be paid to the holders of the Pre-Funded Convertible Notes shall be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00.

The Pre-Funded Warrant Consideration to be paid to the holders of Pre-Funded Warrants shall be one or more New Elroy Air Series A Warrants equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each Excluded Security will be canceled and shall cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Elroy Air Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the greater of (A) (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (B) the product of the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(3)    each share of Elroy Air Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events;

(4)    each Elroy Air Option will automatically cease to represent an option to purchase Elroy Air Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of shares of New Elroy Air Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Elroy Air Common Stock subject to such Elroy Air Option and (B) the Common Stock Exchange Ratio, at an exercise price per share of Elroy Air Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Elroy Air Common Stock of such Elroy Air Option by (y) the Common Stock Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive (I) the Convertible Note Consideration and (II) a number of Earnout Shares equal to the product of the Per Share Earn-out Consideration multiplied by the number of shares of New Elroy Air Common Stock issuable upon conversion of the Convertible Note Consideration on the Closing Date upon the occurrence of the Triggering Events; and

(6)    each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration.

In addition to the Aggregate Base Consideration, following the Business Combination, New Elroy Air will issue to the Eligible Stockholders up to 11,000,000 additional Earnout Shares in three tranches, upon the occurrence of the following Triggering Events:

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $15.00 per share for 20 days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of Closing;

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing at the one-year anniversary of Closing and ending on the four-year anniversary of Closing;

•        5,000,000 shares of New Elroy Air Common Stock if the Organic Revenue (as defined in the Business Combination Agreement) for New Elroy Air during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

If and when vested, each Eligible Stockholder will be entitled to receive, for each share of New Elroy Air Common Stock held by such Eligible Stockholder or issuable to such Eligible Stockholder upon conversion of shares of Series A Preferred Stock on the Closing Date, a number of Earnout Shares equal to the Per-Share Earn-out Consideration.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Inflection Point and Elroy Air, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules. The representations and warranties of Inflection Point are also qualified by information included in Inflection Point’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Elroy Air

The Business Combination Agreement contains representations and warranties of Elroy Air relating to, among other things, proper organization and standing, authorization, binding agreement, capitalization, subsidiaries, no conflict, governmental consents and filings, financial statements, undisclosed liabilities, absence of certain changes, compliance with laws, government contracts, permits, litigation, material contracts, intellectual property, taxes and tax returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, top customers and suppliers, certain business practices, aviation, the Investment Company Act, finders and brokers, independent investigation and information supplied, and that there are no additional representations or warranties.

Representations and Warranties of Inflection Point

The Business Combination Agreement contains representations and warranties of Inflection Point relating to, among other things, proper organization and standing, authorization, binding agreement, government approvals, non-contravention, capitalization, SEC filings and financial statements, absence of certain changes, undisclosed liabilities, compliance with laws, legal proceedings, orders, permits, taxes and tax returns, properties, the Investment Company Act, the Trust Account, finders and brokers, certain business practices, insurance, information supplied, independent investigation, and that there are no additional representations and warranties.

Elroy Air Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of Elroy Air are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Elroy Air, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Elroy Air to consummate the Business Combination; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:

(a)     any change in applicable Laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement,

(b)    any change in interest rates or economic, political, business or financial market conditions generally,

(c)     the taking of any action required by this Business Combination Agreement or any ancillary document,

(d)    any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate,

(e)     any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions,

(f)     any failure of Elroy Air to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect),

(g)    any Events generally applicable to the industries or markets in which Elroy Air operates (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers and including any changes, developments or conditions generally affecting the autonomous aviation, unmanned aircraft systems or urban air mobility industries),

(h)    the announcement of the Business Combination Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Elroy Air,

(i)     any matter set forth on the company disclosure letter,

(j)     any action taken by, or at the request of, Inflection Point,

(k)    any change in, or proposed change to, regulations, orders, guidance, policy statements, notices of proposed rulemaking, advisory circulars or interpretive rules issued by the Federal Aviation Administration, the Department of Transportation, the Bureau of Industry and Security, the Directorate of Defense Trade Controls or any other governmental authority having jurisdiction over Elroy Air’s aviation, export control or defense trade activities, including without limitation any changes to or delays in the implementation of proposed rules regarding beyond-visual-line-of-sight operations (including 14 C.F.R. Part 108), any changes to the FAA’s eVTOL Integration Pilot Program or successor programs, and any changes to type certification timelines, policies or procedures generally applicable to applicants,

(l)     any change in the timing, scope or requirements of any type certification, supplemental type certification, airworthiness certification, production certification or other FAA certification process applicable to Elroy Air or its products that does not result from an Elroy Air-specific enforcement action, and

(m)   any individual crash, forced landing, ground incident, loss of vehicle, inflight anomaly, or operational mishap involving any aircraft, unmanned aircraft system, or prototype manufactured, assembled, tested, or operated by Elroy Air or on Elroy Air’s behalf (including under public aircraft authority), together with any resulting investigation by the National Transportation Safety Board, the FAA, or any other aviation authority, except to the extent that such event results in a material enforcement action specifically directed at Elroy Air by the FAA.

Any event referred to in clauses (a), (b), (d), (e), (g), (k), (l), or (m) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Elroy Air, relative to similarly situated companies in the autonomous aviation and unmanned aircraft systems industry in which Elroy Air conducts its operations, but only to the extent of the incremental disproportionate effect on Elroy Air, relative to similarly situated companies in the autonomous aviation and unmanned aircraft systems industry in which Elroy Air conducts its operations.

Inflection Point Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Inflection Point are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, “Purchaser Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of Inflection Point; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Inflection Point or Merger Sub; (ii) the taking of any action required by this Business Combination Agreement or any ancillary document; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the redemption; (vi) any breach of any covenants, agreements or obligations of any series A preferred stock investor or investor in any PIPE investment, in each case who is not Inflection Point Asset Management or an affiliate of Inflection Point Asset Management, under any Series A SPA or other similar agreement related to financing Elroy Air or Inflection Point (including any breach of such person’s obligations to fund any amounts thereunder when required); (vii) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any governmental authority after the date of the Business Combination Agreement; (viii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Business Combination Agreement; or (ix) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

Survival of Representations and Warranties

Except as expressly provided in the Business Combination Agreement or in the case for fraud, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Elroy Air has made covenants relating to, among other things, conduct of business, annual and interim financial statements, no trading, and notification of certain matters.

Inflection Point has made covenants relating to, among other things, conduct of business, Inflection Point public filings, the Trust Account, Inflection Point Shareholder Approval, employee matters, and the Domestication.

Conduct of Business of Elroy Air

Elroy Air has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), it will, subject to certain specified exceptions, including as set forth on the disclosure letter delivered by Elroy Air pursuant to the Business Combination Agreement, as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law, use commercially reasonable efforts to:

•        conduct its and their respective businesses, in all material respects, in the ordinary course of business;

•        comply in all material respects with all laws applicable to Elroy Air and its businesses and assets, and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective businesses.

During the Interim Period, Elroy Air also agreed not to, subject to certain specified exceptions, including as set forth on the disclosure letter delivered by Elroy Air as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law (including COVID-19, or any COVID-19 measures):

•        amend, waive or otherwise change, in any respect, its organizational documents,

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities, except in compliance with existing Elroy Air benefits plans or any contract (including any warrant, option, or profits interest award) outstanding as of June 26, 2026 which has been disclosed in writing to Inflection Point or through the virtual dataroom maintained by Box.com with respect to Elroy Air or prior to the date of the Business Combination Agreement;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except as may be required pursuant to the Elroy Air certificate of incorporation or the organizational documents of Elroy Air in connection with the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement;

•        allow the aggregate indebtedness of Elroy Air to exceed $1,000,000, excluding amounts that may be owed pursuant to those items set forth on the disclosure letter;

•        except as otherwise required by Elroy Air benefit plans or award agreements thereunder or as set forth on the disclosure letter, (A) grant any severance, retention, change in control or termination or similar pay, (B) terminate, adopt, enter into or materially amend or grant any new awards under any Elroy Air benefit plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed an Elroy Air benefit plan as of the date of the Business Combination Agreement, (C) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not C-level executives of Elroy Air made in the ordinary course of business consistent with past practice, (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Elroy Air, (E) hire or engage any new employee or individual independent contractor if such new employee or individual independent contractor will be a C-level executive, other than in the ordinary course of business consistent with past practice, (F) terminate the employment or engagement of any C-level executive, other than for cause, death or disability or (G) enter into any written waiver of any restrictive covenants applying to any current or former employee or individual independent contractor;

•        enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of Elroy Air as the bargaining representative for any employees of Elroy Air;

•        (A) make (other than consistent with past practice), change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to taxes exceeding $500,000, (C) file any amended tax return for income or other material taxes, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income taxes or other material taxes may be issued or in respect of any income taxes or other material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Elroy Air, (E) enter into any “closing agreement” as described in Section 7121 of the Code or any other similar written agreement with any governmental authority, or (F) enter into any tax indemnity agreement, tax sharing agreement or tax allocation agreement or similar written agreement, arrangement or practice (excluding customary commercial contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of taxes) with respect to taxes;

•        knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent or impede the relevant portions of the transactions from qualifying for their respective intended tax treatments;

•        transfer, sell, assign, license, sublicense, covenant not to assert, subject to a lien (other than a permitted lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of Elroy Air in or to any intellectual property material to any of the businesses of Elroy Air (other than non-exclusive licenses of owned intellectual property granted to customers, suppliers or vendors in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of owned intellectual property registrations or applications that Elroy Air, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or otherwise materially amend or modify, permit to lapse or fail to preserve any material Elroy Air registered IP (excluding non-exclusive licenses of owned intellectual property to Elroy Air’s customers in the ordinary course of business consistent with past practice), or disclose, divulge, furnish to or make accessible to any person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material trade secrets constituting owned intellectual property, or include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any Elroy Air software any open source software in a manner that would subject such Elroy Air software to Copyleft Terms;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        terminate or assign any Elroy Air material contract or any material company real property lease or enter into any contract that would be an Elroy Air material contract or material Elroy Air real property lease, in any case outside of the ordinary course of business consistent with past practice or novations of material current government contracts that are required in connection with the transactions contemplated by the Business Combination Agreement;

•        enter into any new line of business or establish any subsidiary in connection therewith;

•        fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to Elroy Air, any material insurance policy insuring Elroy Air;

•        make any material change in accounting methods, principles or practices, except to the extent required to comply with U.S. GAAP or changes that are made in accordance with Public Accounting Oversight Board (United States) (“PCAOB”) standards;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Elroy Air or its affiliates) not in excess of $500,000 (individually or in the aggregate);

•        effect any mass layoff or plant closing at any of its facilities that triggers the notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, except as would not be material to Elroy Air;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets, in each case, outside the ordinary course of business consistent with past practice, except pursuant to any contract in existence as of June 26, 2026, which has been disclosed in writing or in the dataroom to Inflection Point;

•        make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $500,000 (individually for any project) or $2,500,000 in the aggregate in each case excluding the incurrence of any ordinary course administrative costs and expenses and other expenses incurred in connection with the consummation of the Business Combination Agreement and transactions contemplated thereby (including legal or accounting); provided, however, if Inflection Point does not respond within five business days of receipt of a request for consent to (A) capital expenditures related to type certification activities, flight testing, prototype development, manufacturing tooling, research and development, and compliance with aviation authorization requirements or (B) capital expenditures required for the performance of material current government contracts, Inflection Point shall be deemed to have consented to such request;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

•        voluntarily incur liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate other than pursuant to the terms of an Elroy Air material contract or Elroy Air benefit plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in Elroy Air’s businesses over the twelve months beginning on the date of the Business Combination Agreement, and excluding the expenses incurred in connection with the consummation of transactions contemplated by the Business Combination Agreement (including legal or accounting);

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights, other than dispositions of obsolete or surplus equipment in the ordinary course of business consistent with past practice;

•        enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of Elroy Air;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement provided that ordinary-course engagement with aviation authorities, export control authorities, and government contract administration officials (including routine filings, applications, certifications, reports and responses to regulatory inquiries) shall not be deemed to violate the applicable section of the Business Combination Agreement;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, in the ordinary course of business consistent with past practice or any existing contract (provided such contract is not amended after the date of the Business Combination Agreement) or its organizational documents);

•        (A) limit the right of Elroy Air to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (B) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of Elroy Air; or

•        authorize or agree to do any of the foregoing actions.

Conduct of Business of Inflection Point

Inflection Point has agreed that during the Interim Period, subject to certain specified exceptions, including as set forth on the disclosure letter delivered by Inflection Point pursuant to the Business Combination Agreement, as consented to by Elroy Air in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as is required by applicable law, it will:

•        conduct its business, in all material respects, in the ordinary course of business,

•        comply in all material respects with all laws applicable to Inflection Point and its business, assets and employees, and

•        take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.

•        During the Interim Period, Inflection Point also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the disclosure letter delivered by Inflection Point, as consented to by Elroy Air in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

•        amend, waive or otherwise change, in any respect, its organizational documents;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other than the Redemption or a conversion of the Purchaser Class B Ordinary Shares in accordance with Inflection Point’s organizational documents;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $2,500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person (provided that the foregoing will not prevent Inflection Point from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the transactions contemplated by the Business Combination Agreement (including the PIPE Investment, up to aggregate additional indebtedness during the Interim Period of $1,500,000);

•        (A) make (other than consistent with past practice), change or rescind any material election relating to taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to taxes exceeding $500,000, (C) file any amended tax return for income or other material taxes, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income taxes or other material taxes may be issued or in respect of any income taxes or other material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Inflection Point, (E) enter into any “closing agreement” as described in Section 7121 of the Code or any other similar written agreement with any governmental authority, or (F) enter into any tax indemnity agreement, tax sharing agreement or tax allocation agreement or similar written agreement, arrangement or practice (excluding customary commercial contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of taxes) with respect to taxes;

•        knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the relevant portions of the transactions contemplated by the Business Combination Agreement from qualifying for their respective intended tax treatments;

•        amend, waive or otherwise change the Trust Agreement in any manner adverse to Inflection Point;

•        terminate, waive or assign any material right under any material contract of Inflection Point;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        make any material change in accounting methods, principles or practices, except to the extent required to comply with U.S. GAAP or PCAOB standards;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Inflection Point or its subsidiaries) not in excess of $500,000 (individually or in the aggregate);

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of transactions contemplated by the Business Combination Agreement, including legal or accounting (including the PIPE Investment));

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to transactions contemplated by the Business Combination Agreement);

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of transactions contemplated by the Business Combination Agreement, including legal or accounting (including the PIPE Investment)) other than pursuant to the terms of a contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business or in accordance with the terms of the Business Combination Agreement during the Interim Period;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement;

•        grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Inflection Point; or

•        authorize or agree to do any of the foregoing actions.

Covenants of Elroy Air

Pursuant to the Business Combination Agreement, Elroy Air has agreed, among other things, that:

•        as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than August 31, 2026, it will deliver to Inflection Point audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of Elroy Air as of and for the year ended December 31, 2024, and December 31, 2025, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant and which have been audited in accordance with GAAP and PCAOB standards (collectively, the “PCAOB Audited Financial Statements”).

•        (a) as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than August 31, 2026, it will deliver to Inflection Point unaudited reviewed consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of Elroy Air as of and for the six-month periods ending June 30, 2026 and 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1Q Financial Statements”) and (b) as soon as reasonably practicable, it will deliver to Inflection Point any other audited or unaudited financial statements of Elroy Air that are required by applicable law to be included in the proxy statement/prospectus;

•        while it is in possession of material nonpublic information, it will not purchase or sell any securities of Inflection Point (unless otherwise explicitly contemplated in the Business Combination Agreement), communicate such information to any third party (other than (x) to persons for the purpose of seeking consents related to the transactions contemplated by the Business Combination Agreement or (y) persons subject to confidentiality restrictions in favor of Elroy Air), take any other action with respect to Inflection Point in violation of such laws, or cause or encourage any third party to do any of the foregoing;

Covenants of Inflection Point

Pursuant to the Business Combination Agreement, Inflection Point has agreed, among other things, to:

•        during the Interim Period, it will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities laws and will use its commercially reasonable efforts prior to the Closing to maintain the listing of the Inflection Point Class A Ordinary Shares and the Cayman Inflection Point Public Warrants on Nasdaq; provided, that (i) if Inflection Point fails to timely file any public filing with the SEC, such failure shall not be a breach of the covenants under the Business Combination Agreement provided such public filing is made before the effectiveness of the registration statement of which this proxy statement/prospectus forms a part or the earlier termination of the Business Combination Agreement (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Business Combination and (ii) from and after the Closing, the parties intend to list on Nasdaq only the New Elroy Air Common Stock and the New Elroy Air Warrants;

•        upon satisfaction or waiver of the conditions to Closing set forth in the Business Combination Agreement and provision of notice thereof to Continental (which notice Inflection Point will provide to Continental in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, Inflection Point (a) will cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be delivered and (b) will use its reasonable best efforts to cause Continental to, and Continental will be obligated to (1) pay as and when due all amounts payable to the Public Shareholders pursuant to the redemption, and (2) pay all remaining amounts then available in the Trust Account to Inflection Point for immediate use, subject to the Business Combination Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account will terminate, except as otherwise provided therein; and

•        subject to receipt of the required shareholder approval of the Inflection Point Shareholder Approval, at least one day prior to the Closing, Inflection Point will, in accordance with applicable law, any applicable rules and regulations of the SEC and Nasdaq, and Inflection Point’s organizational documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Inflection Point and Elroy Air, together with the Proposed Charter, in each case, in accordance with the provisions thereof and applicable law, and (b) completing, making and procuring all those filings required to be made with respect to Cayman Islands law in connection with the Domestication.

•        Inflection Point shall use its reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the PIPE Investment and consummate the transactions contemplated thereby.

Joint Covenants of Elroy Air and Inflection Point

In addition, each of Elroy Air and Inflection Point has agreed, among other things, as follows:

•        Inflection Point and Elroy Air will use commercially reasonable efforts to agree to a form of Incentive Plan.

•        During the Interim Period, each of Inflection Point and Elroy Air will not, and will cause its representatives to not, without the prior written consent of Elroy Air and Inflection Point, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any acquisition proposal, (ii) furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective representatives) in connection with or in response to an acquisition proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that could reasonably be expected to lead to, an acquisition proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any acquisition proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal, (vi) release any third person from, or waive any provision of, any confidentiality agreement to which such party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an alternative transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

•        Each will notify the other as promptly as practicable (and in any event within two business days) in writing of the receipt by such party or any of its representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any acquisition proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an acquisition proposal, and (ii) any request for non-public information relating to such party or its affiliates in connection with any acquisition proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Additionally, each of Elroy Air and Inflection Point are to keep the other promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each of Elroy Air and Inflection Point will, and will cause its representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person with respect to any acquisition proposal and will, and will direct its representatives to, cease and terminate any such solicitations, discussions or negotiations.

•        During the Interim Period, each will give prompt notice to the other if such party or its affiliates: (a) receives any notice or other communication in writing from any third party (including any governmental authority) alleging (i) that the consent of such third party is or may be required in connection with the transactions contemplated by the Business Combination Agreement or (ii) any non-compliance with any law by either Elroy Air or Inflection Point or its affiliates; (b) receives any notice or other communication from any governmental authority in connection with the transactions contemplated by the Business Combination Agreement; or (c) becomes aware of the commencement or threat, in writing, of any legal proceeding against either Elroy Air or Inflection Point or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of such party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such party or of its affiliates, in each case, with respect to the consummation of the transactions contemplated by the Business Combination Agreement.

•        Subject to the terms and conditions of the Business Combination Agreement, each of Elroy Air and Inflection Point will use its reasonable best efforts, and will cooperate with the other parties to the Business Combination Agreement, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Business Combination Agreement (including the receipt of all applicable consents of governmental authorities) and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transactions contemplated by the Business Combination Agreement.

•        Each of Elroy Air and Inflection Point will use its reasonable best efforts to cause the registration statement of which this proxy statement/prospectus forms a part to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement.

•        Each of Elroy Air and Inflection Point agree that for a period of six (6) years from the Closing Date, each of them will, and will cause Inflection Point, Merger Sub and Elroy Air to, maintain in effect and honor the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, is or was a director, officer, employee or agent of Inflection Point, Merger Sub or Elroy Air, as the case may be, or who, at the request of Elroy Air, Inflection Point, Merger Sub or Elroy Air, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrator, (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of Inflection Point’s, Merger Sub’s and Elroy Air’s respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Inflection Point and Elroy Air, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date or in any indemnification agreements of the Inflection Point, Merger Sub, and Elroy Air on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Inflection Point, Merger Sub and Elroy Air to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceedings or resolution of such claim. From and after the Closing Date, Inflection Point shall cause Elroy Air to honor, in accordance with their respective terms, each of the covenants contained in the Business Combination Agreement without limit as to time.

•        At or prior to the Closing, Inflection Point will purchase a non-cancellable “tail” directors’ and officers’ liability, employment practices liability, and fiduciary liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such person that is currently covered by a directors’ and officers’ liability, employment practices liability, or fiduciary liability insurance policy of Inflection Point and Elroy Air, on terms and conditions with respect to coverage, deductibles and amounts no less favorable than those of such applicable policies in effect on the date of the Business Combination Agreement for the six year period following the Closing. Inflection Point and Elroy Air will maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Elroy Air, as applicable, and no other party will have any further obligation to purchase or pay for such insurance pursuant to the Business Combination Agreement.

Closing Conditions

The consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

The consummation of the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:

•        The approval of each Condition Precedent Proposal will have been obtained.

•        The requisite shareholder approval of the Business Combination Agreement by the stockholders of Elroy Air shall have been obtained.

•        No governmental authority will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement.

•        The registration statement of which this proxy statement/prospectus forms a part will have been declared effective under the Securities Act by the SEC and will remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the registration statement will have been issued and be in effect with respect to the registration statement of which this proxy statement/prospectus forms a part and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

•        The shares of New Elroy Air Common Stock to be issued in connection with the Business Combination Agreement will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the New Elroy Air Common Stock (provided that such condition shall not apply to the extent the shares of New Elroy Air Common Stock have not been conditionally approved for listing due to a failure to meet any “market value of publicly held securities” or similarly titled requirement as a result of Elroy Air not permitting a sufficient number of shares of New Elroy Air Common Stock to be issued to non-affiliates pursuant to the Business Combination Agreement to be excluded from lock-up or other contractual restriction).

•        The performance of Inflection Point and Elroy Air, in all material respects, of their respective obligations and covenants under the Business Combination Agreement.

•        The statutory waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated by the Business Combination Agreement under the HSR Act shall have expired or been terminated.

•        All filings with and consents of any governmental authority identified in the Elroy Air disclosure letter shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any law imposed by any governmental authority identified in the Elroy Air disclosure letter preventing, prohibiting or otherwise restraining the consummation of the Business Combination Agreement shall have expired or been terminated.

Conditions to the Obligations of Elroy Air

The obligations of Elroy Air to consummate and effect the Business Combination are subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Elroy Air:

•        All of the representations and warranties of Inflection Point set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Inflection Point pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

•        Inflection Point will have performed in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date.

•        No Purchaser Material Adverse Effect will have occurred since the date of the Business Combination Agreement that is continuing.

•        The Domestication will have been completed as provided in the Business Combination Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto will have been delivered to Elroy Air.

•        Inflection Point will have made appropriate arrangements to have the proceeds remaining in the Trust Account (after giving effect to all Redemptions) available to Inflection Point at the Closing.

•        Inflection Point will have delivered to Elroy Air a certificate, signed by an executive officer of Inflection Point and dated as of the Closing Date, certifying as to certain matters described in the Business Combination Agreement.

•        Inflection Point will have delivered to Elroy Air a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Inflection Point’s organizational documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of Inflection Point’s board of directors authorizing and approving the execution, delivery and performance of this Business Combination Agreement and each of the ancillary documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated by the Business Combination Agreement.

•        All action on the part of Inflection Point shall have been taken by Inflection Point such that the board of directors of Inflection Point as of immediately following the Closing shall consist of the directors contemplated by the Business Combination Agreement.

•        Within 10 business days after the date of the Business Combination Agreement, the Elroy Air warrants shall have been amended, restated and/or modified, as applicable, to provide for the automatic cashless exercise of such Elroy Air warrants as of immediately prior to the effective time (in forms and on terms and conditions reasonably satisfactory to Inflection Point), as provided in the Business Combination Agreement.

•        Inflection Point will have delivered, or caused to be delivered, copies of the Registration Rights Agreement and the Lock-Up Agreements, duly executed by Inflection Point and the Sponsor (as applicable); and the PIPE Investment related documents.

Conditions to the Obligations of Inflection Point and Merger Sub

The obligations of Inflection Point to consummate and effect the Business Combination are subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Inflection Point:

•        All of the representations and warranties of Elroy Air set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Elroy Air pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

•        Elroy Air will have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants (except for the requirement to provide the PCAOB Financial Statements and the Updated 1Q Financial Statements by the deadlines specified in the Business Combination Agreement) under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date.

•        No Company Material Adverse Effect will have occurred with respect to Elroy Air, since the date of the Business Combination Agreement that is continuing.

•        Elroy Air will have delivered to Inflection Point a certificate, signed by an executive officer of Elroy Air and dated as of the Closing Date, certifying as to certain matters described in the Business Combination Agreement.

•        Elroy Air will have delivered to Inflection Point a certificate executed by Elroy Air’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of Elroy Air’s organizational documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of Elroy Air’s board of directors authorizing and approving the execution, delivery and performance of the Business Combination Agreement and each ancillary document to which Elroy Air is or is required to be a party or bound, and the consummation of the Business Combination.

•        Elroy Air will have delivered to Inflection Point (A) a duly executed pay-off letter from each of the holders of closing indebtedness, in a form reasonably satisfactory to Inflection Point, certifying that all such closing indebtedness owing to such holder shall have been fully paid upon the receipt by such holder of funds pursuant to Section 3.03(c) of the Business Combination Agreement and (B) documentation evidencing to the reasonable satisfaction of Inflection Point the release of all liens securing any closing indebtedness.

•        Elroy Air will have delivered to Inflection Point: (A) A properly completed and duly executed IRS Form W-9 or IRS Form W-8 of the applicable series from each stockholder; (B) a copy of the A&R Registration Rights Agreement, duly executed by the applicable stockholders; (C) a properly completed and duly executed FIRPTA certificate as contemplated by the Business Combination Agreement; and (D) a copy of the Elroy Air Lock-Up Agreement (as defined herein), duly executed by each holder of equity securities of Elroy Air who will receive, or would receive upon exercise of the Exchanged Options, at least 1.0% of the Aggregate Consideration.

Termination; Effectiveness

Elroy Air and Inflection Point will be able to terminate the Business Combination Agreement by mutual written consent. Additionally, either Elroy Air or Inflection Point would be able to terminate the Business Combination Agreement:

•        by written notice if any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by June 26, 2027 (the “Outside Date”); provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; and

•        by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement will not be available to either Elroy Air or Inflection Point if the failure by it or its affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority;

Elroy Air would be able to terminate the Business Combination Agreement:

•        if the Inflection Point board modifies its recommendation that shareholders vote “FOR” each of the Condition Precedent Proposals;

•        if the approval of the Condition Precedent Proposals by Inflection Point’s shareholders will not have been obtained by reason of the failure to obtain the required vote at the Inflection Point shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof;

•        if (i) there has been a breach by Inflection Point of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Inflection Point will have become untrue or inaccurate, in any case, which would result in a failure of certain specified conditions set forth in the Business Combination Agreement to be satisfied and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to Inflection Point or (B) the Outside Date; provided, that Elroy Air will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Elroy Air is in material uncured breach of the Business Combination Agreement; and

•        if (i) all the conditions set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) Inflection Point fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Elroy Air shall have irrevocably confirmed in writing to Inflection Point that it is ready, willing and able to consummate the Closing and (iv) Inflection Point fails to effect the Closing within five business days following delivery of such confirmation.

Inflection Point would be able to terminate the Business Combination Agreement:

•        if (i) there has been a breach by Elroy Air of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such parties will have become untrue or inaccurate, in any case, which would result in a failure of certain specified conditions set forth in the Business Combination Agreement to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to Elroy Air or (B) the Outside Date; provided, that Inflection Point will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Inflection Point is in material uncured breach of the Business Combination Agreement; and

•        if (i) all the conditions set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) Elroy Air fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Inflection Point shall have irrevocably confirmed in writing to Elroy Air that it is ready, willing and able to consummate the Closing and (iv) Elroy Air fails to effect the Closing within five business days following delivery of such confirmation.

Waiver and Amendments

At any time prior to Closing, any party to the Business Combination Agreement may, by approval by their respective board of directors or other officers or persons duly authorized (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties (of the other party hereto) that are contained in the Business Combination Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Business Combination Agreement. The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Inflection Point and Elroy Air.

Expenses

Except as provided in the Business Combination Agreement, all expenses incurred in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement shall be paid by the party incurring such expenses.

Inflection Point and Elroy Air agree that they are entitled to seek an injunction or restraining order to prevent breaches and to specific enforcement of the terms and provisions of the Business Combination Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate, in addition to any other right or remedy to which any party is entitled under the Business Combination Agreement, at law or equity.

Related Agreements

A&R Registration Rights Agreement

At the Closing, New Elroy Air, the Sponsor, the Closing PIPE Investor, certain securityholders of Elroy Air and other parties thereto will enter into the A&R Registration Rights Agreements, pursuant to which, among other things, the Sponsor, the Closing PIPE Investor, such securityholders of Elroy Air and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Elroy Air that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with Elroy Air and the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or the Inflection Point Board (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Elroy Air, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate at which the Inflection Point Class B Shares convert into Inflection Point Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Requisite Elroy Air Stockholders entered into the Voting and Support Agreement, pursuant to which the Requisite Elroy Air Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Elroy Air; (d) against any change in the business, management or board of directors of Elroy Air (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement, the Charter Amendment (as defined below) or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Elroy Air under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Elroy Air (other than pursuant to the Charter Amendment); (f) to convert all outstanding shares of Elroy Air Preferred Stock into Elroy

Air Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Elroy Air (as amended by the Charter Amendment); (g) to approve and adopt the Charter Amendment to, among other things, revise the conversion prices applicable to each series of Elroy Air Preferred Stock; (h) to approve the Business Combination as may be required to satisfy the approval requirements in Section 3.3 of Elroy Air’s certificate of incorporation; and (i) to the extent such Elroy Air Equity Holder is a Disinterested Common Stockholder, to vote all shares of Elroy Air Common Stock held by such stockholder in favor of the Charter Amendment in satisfaction of the Disinterested Common Stockholder approval requirement.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Elroy Air, the Requisite Elroy Air Stockholders have agreed not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Elroy Air and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, the Requisite Elroy Air Stockholders have agreed not to commence, join in, facilitate, assist or encourage, and have agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each of the Requisite Elroy Air Stockholders has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor Lock-Up Securityholders and New Elroy Air will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor Lock-Up Securityholders will agree (x) with respect to any Sponsor Lock-Up Founder Shares, prior to the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date, or (y) with respect to any Sponsor Lock-Up Unit Securities, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options. The Sponsor Lock-Up Agreement will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of Closing.

Elroy Air Lock-Up Agreement

At the Closing, New Elroy Air and the Lock-Up Holders will enter into the Elroy Air Lock-Up Agreement, pursuant to which the Lock-Up Holders and their respective permitted assigns will agree not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b), any Lock-Up Shares, prior to the earlier of (A) six months after the consummation of the Business Combination and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the consummation of the Business Combination. The Elroy Air Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Pre-Funded SPAs

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, Elroy Air entered into the Signing Pre-Funded SPAs with the Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $78.3 million and Pre-Funded Warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $66.6 million in the Signing Pre-Funded Note Investment. Between July 31, 2026 and September 15, 2026, Elroy Air entered into the Post-Signing Pre-Funded SPAs with the Post-Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $8.4 million in the Post-Signing Pre-Funded Note Investment.

The Convertible Note Consideration will be a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $12.00. The Pre-Funded Warrant Consideration will be New Elroy Air Series A Warrants equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Series A SPA

In connection with the transactions contemplated by the Business Combination Agreement, on the June 26, 2026, Inflection Point, Elroy Air and the Series A Preferred Stock Investor entered into the Series A SPA. Pursuant to the Series A SPA, the Series A Preferred Stock Investor has agreed, among other things, to purchase, at Closing, 9,803,922 shares of New Elroy Air Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and a Series A Preferred Investor Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100 million. Each share of New Elroy Air Series A Preferred Stock will have a Stated Value of $12.00.

In addition, in consideration for the Series A Preferred Stock Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Series A Preferred Stock Investor upon Closing and (ii) Inflection Point will cause the applicable holders to transfer to the Series A Preferred Stock Investor 501,649 shares of Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 448,351 shares of New Elroy Air Common Stock issued in respect of the Private Placement Units and 149,450 New Elroy Air Warrants issued in respect of the Private Placement Units upon Closing. Solely with respect to such 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units, the Closing PIPE Investor will sign the Sponsor Lock-Up Agreement.

The Series A SPA includes customary representations and warranties from Elroy Air, Inflection Point and the Closing PIPE Investor and is subject to customary closing conditions. The Series A SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Elroy Air Common Stock issuable upon conversion of the Series A Preferred Stock and New Elroy Air Common Stock underlying any New Elroy Air Series A Warrants will be “Registrable Securities” under the Registration Rights Agreement.

Dividends:    The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Accrued Value (as defined in the Certificate of Designation) (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Accrued Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of New Elroy Air Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities of New Elroy Air, an amount per share equal to 100% of the Accrued Value on each share of New Elroy Air Series A Preferred Stock. Thereafter, the holders of New Elroy Air Series A Preferred Stock will be entitled to receive their pro-rata share of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Protective Provisions:    For as long as at least 20% of the shares of New Elroy Air Series A Preferred Stock issued as of the Closing are outstanding, New Elroy Air will not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of New Elroy Air Series A Preferred Stock, which must include Inflection Point Asset Management LLC or its affiliates, to the extent such holders then hold New Elroy Air Series A Preferred Stock (the “Required Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Elroy Air; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Elroy Air in a manner adverse to the New Elroy Air Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the New Elroy Air Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of New Elroy Air Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the New Elroy Air Series A Preferred Stock prior to payment of such cash dividend on the New Elroy Air Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the New Elroy Air Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Elroy Air’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Elroy Air, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Elroy Air; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the New Elroy Air Series A Preferred Stock will not be considered indebtedness for purposes of this calculation.

Conversion:    Each share of New Elroy Air Series A Preferred Stock will be convertible into New Elroy Air Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and full-ratchet anti-dilution adjustments, including with respect to future issuances or sales of New Elroy Air Common Stock at prices less than the conversion price then in effect. In addition, if the 20-day volume-weighted average price of the New Elroy Air Common Stock on the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    Unless prohibited by applicable law governing distributions to stockholders, subject to the conditions set forth in the Certificate of Designation, the New Elroy Air Series A Preferred Stock will be redeemable at the option of New Elroy Air commencing any time:

(A)    prior to the first anniversary of the Closing at a price equal to the greater of (i) 150% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(B)    on or after the first anniversary but prior to the second anniversary of the Closing at a price equal to the greater of (i) 140% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(C)    on or after the second anniversary of the Closing but prior to the third anniversary of the Closing at a price equal to the greater of (i) 130% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(D)    on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing at a price equal to the greater of (i) 120% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(E)    on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing at a price equal to the greater of (i) 110% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption); or

(F)    on or after the fifth anniversary of the Closing at a price equal to the greater of (i) 100% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption).

Voting:    The Series A Preferred Stock will vote together with the New Elroy Air Common Stock as a single class, except as required by law and as noted above under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Elroy Air Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Series A Preferred Investor Warrant:    At the closing of the PIPE Investment, the Closing PIPE Investor will receive a Series A Preferred Investor Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock. The New Elroy Air Series A Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The New Elroy Air Series A Warrants include customary cash and cashless exercise provisions. Each New Elroy Air Series A Warrant is initially exercisable at $12.00 per share of New Elroy Air Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock.

There are no agreements, arrangements, or understandings between the Sponsor and Inflection Point, its officers, directors, or affiliates with respect to determining whether to proceed with the Business Combination or any other initial business combination.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Elroy Air and the Sponsor, CCM, Clear Street and the Closing PIPE Investor will enter into a Sponsor Lock-Up Agreement, and New Elroy Air and the Lock-Up Holders will enter into the Elroy Air Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of New Elroy Air Common Stock. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities	Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

7,666,667 shares of New Elroy Air Common Stock, to be issued to the Sponsor upon conversion of 7,666,667 Inflection Point Class A Shares the Sponsor receives upon conversion of 7,666,667 Founder Shares in connection with the Closing.

Sponsor, CCM, Clear Street and the Closing PIPE Investor (solely with respect to the Sponsor Lock-Up Securities)

The period beginning on the Closing Date and ending on the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date to six months after the consummation of the Business Combination.

Transfers to Permitted Transferees(1)
665,000 shares of New Elroy Air Common Stock, to be issued to the Sponsor upon the conversion of securities underlying the 665,000 Private Placement Units.	Sponsor, CCM, Clear Street and the Closing PIPE Investor	The period beginning on the Closing Date and ending 30 days after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)

221,667 New Elroy Air Warrants (and the 221,667 shares of New Elroy Air Common Stock issuable upon exercise of such New Elroy Air Warrants), to be issued to the Sponsor upon the conversion of securities underlying the 221,667 Private Placement Units.

	Sponsor, CCM, Clear Street and the Closing PIPE Investor	The period beginning on the Closing Date and ending 30 days after the consummation of the Business Combination.	Transfers to Permitted Transferees(1)
New Elroy Air Common Stock held immediately after the Closing (other than shares acquired in the public market after the Closing).	Lock-Up Holders

The period beginning on the Closing Date and ending on the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date to six months after the consummation of the Business Combination.

Transfers to Permitted Transferees(2)

____________

(1)      The lock-up restrictions will not apply to: (a) transfers of any securities other than the Sponsor Lock-Up Securities or any other equity security of New Elroy Air issued or issuable with respect to the Sponsor Lock-Up Securities by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) transfers to New Elroy Air’s officers or directors, any affiliate (as defined therein) or family member of any of New Elroy Air’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (c) in the case of an individual, transfers to any affiliates or family members of the holder of Sponsor Lock-Up Securities; (d) transfers to any investment funds or vehicles controlled or managed by the holder of Sponsor Lock-Up Securities or any of its affiliates; (e) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (c), or to a charitable organization; (f) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (g) in the case of an individual, transfers pursuant to a qualified domestic relations order; (h) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of the Sponsor Lock-Up Securities and/or the affiliates or family members of the holder of Sponsor Lock-Up Securities are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (i) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (c); (j) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement at prices no greater than the price at which the Sponsor Lock-Up Securities were originally purchased; (k) transfers in connection with any legal, regulatory or other order; (l) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (m) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of the Sponsor Lock-Up Securities; (n) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (o) the exercise of stock options to purchase shares of New Elroy Air Common Stock or the vesting of stock awards relating to shares of New Elroy Air Common Stock and any related transfer of shares of New Elroy Air Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Elroy Air Common Stock, it being understood that all shares of New Elroy Air Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Sponsor Lock-Up Agreement during the applicable lock-up period; (p) transfers to New Elroy Air pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Elroy Air or forfeiture of New Elroy Air Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Elroy Air Common Stock in connection with the termination of the holder of the Sponsor Lock-Up Securities’ service to New Elroy Air; (q) the entry, by holder of the Sponsor Lock-Up Securities, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Elroy Air Common Stock by the holder of the Sponsor Lock-Up Securities, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Elroy Air Common Stock during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; (r) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Elroy Air securityholders having the right to exchange their shares of New Elroy Air Common Stock for cash, securities or other property; and (s) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Sponsor Lock-Up Securities (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

(2)     The lock-up restrictions will not apply to: (a) transfers of any securities other than (a) the Lock-Up Shares and (b) any other equity security of New Elroy Air issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) in the case of an individual, transfers to any affiliates (as defined therein) or family members of the holder of Lock-Up Shares; (c) transfers to any investment funds or vehicles controlled or managed by the holder of Lock-Up Shares or any of its affiliates; (d) transfers by gift to a trust, the beneficiary of which is a person to whom a transfer would be permitted under (a), or to a charitable organization; (e) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (f) in the case of an individual, transfers pursuant to a qualified domestic relations order; (g) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of Lock-Up Shares and/or the affiliates or family members of the holder of Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (h) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (a); (i) transfers in connection with any legal, regulatory or other order; (j) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (k) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of Lock-Up Shares; (l) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (m) the exercise of stock options or warrants to purchase shares of New Elroy Air Common Stock or the vesting of stock awards relating to shares of New Elroy Air Common Stock and any related transfer of shares of New Elroy Air Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Elroy Air Common Stock, it being understood that all shares of New Elroy Air Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Elroy Air Lock-Up Agreement during the lock-up period; (n) transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Elroy Air or forfeiture of New Elroy Air Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Elroy Air Common Stock in connection with the termination of the holder of Lock-Up Shares’ service to the Company; (o) the entry, by the holder of Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Elroy Air Common Stock by the holder of Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Elroy Air Common Stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (p) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Elroy Air’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (q) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from such holder of Lock-Up Shares’ ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Elroy Air, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Elroy Air.

Background of the Business Combination

Inflection Point is a special purpose acquisition company that was incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The terms of the Business Combination are the result of extensive negotiations among representatives of Inflection Point and Elroy Air. The following is a description of the background of these negotiations and the resulting terms of the Business Combination.

Prior to the execution of the Business Combination Agreement, Inflection Point had evaluated numerous potential business combination opportunities across a variety of industries. Between March 24, 2026, and May 27, 2026, Inflection Point and its advisors reviewed approximately 12 potential acquisition opportunities, entered into approximately 6 non-disclosure agreements with prospective targets (including Elroy Air), and conducted active discussions with approximately 5 companies. On May 22, 2026, Inflection Point delivered a draft letter of intent to one other potential business combination candidate. Inflection Point ultimately determined not to proceed with any of these opportunities because the parties were unable to agree on transaction terms, competing transaction processes prevailed, or the opportunities no longer satisfied Inflection Point’s investment criteria.

The following chronology summarizes the principal meetings and events that resulted in the execution of the Letter of Intent, Business Combination Agreement and related transaction documents with Elroy Air. It does not purport to catalogue every discussion among representatives of Inflection Point, Elroy and their respective advisors.

On April 1, 2026, Barclays, Elroy Air’s financial and capital markets advisor, sent an email to IPAM introducing Michael Blitzer, Chief Investment Officer of IPAM and now Chairman of the board of directors of Inflection Point (the “Inflection Point Board”) to Andrew Clare, Chief Executive Officer of Elroy Air. On April 3, 2026, IPFX, a special purpose acquisition company formed and managed by Kevin Shannon, portfolio manager of IPAM and now Chief Executive Officer of Inflection Point, and Michael Blitzer, and Elroy Air entered into a non-disclosure agreement. That same day, Andrew Clare participated in an introductory management call with Mr. Shannon. Representatives of Elroy Air provided an overview of the company’s autonomous cargo aircraft platform, commercial strategy, government programs, competitive positioning and anticipated capital requirements.

On April 8, 2026, Mr. Clare, David Merrill, Founder and Executive Chairman of Elroy Air, Alvin Oswandy, Head of Strategic Finance of Elroy Air, and representatives of Barclays, Elroy Air’s financial and capital markets advisor, held an introductory meeting with Messrs. Blitzer and Shannon. During the meeting, Mr. Blitzer was introduced to Elroy Air’s management team and the parties discussed Elroy Air’s business, growth strategy, anticipated financing needs, and potential transaction structure.

On April 9, 2026, representatives of Barclays held a follow-up discussion with Messrs. Shannon and Dylan Chan, Chief of Staff of IPFX, regarding the anticipated transaction process, valuation considerations, publicly traded comparable companies and prior de-SPAC precedents that could serve as reference points in evaluating a potential business combination.

Following these introductory discussions, representatives of IPFX and Elroy Air continued their diligence efforts while simultaneously beginning negotiations regarding the principal commercial terms of a potential transaction.

On April 16, 2026, IPFX submitted an initial draft letter of intent to Elroy Air. The proposed letter of intent contemplated, among other principal terms, (i) a total pre-money equity value of Elroy Air of $800 million, (ii) a targeted PIPE of $150 million, with terms to be agreed based on investor feedback, but expected to be consistent with those in PIPEs raised in connection with the business combinations of prior IPAM-affiliated special purpose acquisition companies, and to include a $30 million component that would fund at signing of the definitive agreement for the Business Combination, (iii) a six month lock-up on the founder shares and equity received by Elroy Air’s existing equityholders, (iv) a post-closing board in a size to be mutually agreed, but with two directors designated by IPFX and (v) customary exclusivity provisions for a period of 60 days.

On April 17, 2026, at the request of Elroy Air, representatives of Barclays returned a markup of the proposed letter of intent reflecting Elroy Air’s comments. The principal revisions were (i) the addition of an early release to the six-month lock-up if the combined company’s stock traded at or above a volume-weighted average price of $11.50 per share for 20 trading days during any 30-trading day period, (ii) the addition of a 30 million share earnout for Elroy Air’s existing equityholders, with 10 million shares vesting upon the combined company’s stock trading at or above a volume-weighted average price of $12.00 per share, an additional 10 million shares vesting upon the combined company’s stock trading at or above a volume-weighted average price of $14.00 per share and the remaining 10 million shares vesting upon the combined company’s stock trading at or above a volume-weighted average price of $16.00 per share, in each case for 20 trading days during any 30-trading day period during a four-year earnout period beginning on the first anniversary closing date, (iii) the addition of a mechanism to subject up to 50% of the Founder Shares to vesting or forfeiture if available cash upon closing was less than $150 million, with vesting based on the same share-price triggers over a six-year period beginning on the first anniversary of the closing date, (iv) the addition of a closing condition that there be at least $150 million of available cash from the SPAC (including any pre-funded component of the PIPE) at closing, (v) reducing the number of directors to be designated by IPFX to one and (vi) reducing the exclusivity period to 45 days.

Between April 17, 2026 and April 20, 2026, representatives of IPFX, Elroy Air and Barclays negotiated the principal commercial terms of the proposed transaction. These discussions focused on the size and structure of the earnout, the amount of the affiliated prefunded PIPE commitment, the methodology for calculating the pre-money equity capitalization, and other key economic terms.

On April 20, 2026, IPFX submitted an updated draft letter of intent reflecting a reduction in the proposed earnout and revisions to the affiliated prefunded PIPE commitment. In particular, the updated draft letter of intent reflected (i) modifying the early release applicable to the six-month lock-up to be triggered if the combined company’s stock traded at or above a volume-weighted average price of $12.00 per share for 20 trading days during any 30-trading day period, (ii) affiliated funds of IPAM backstopping a minimum of $25 million of the prefunded component of the PIPE, (iii) reducing the earnout to 8 million shares, with 4 million shares vesting upon the combined company’s stock trading at or above a volume-weighted average price of $20.00 per share and the remaining 4 million shares vesting upon satisfaction of a 2027 organic revenue threshold to be mutually agreed, (iv) removal of the proposed vesting or forfeiture mechanism for the Founder Shares and (v) removal of the proposed minimum cash condition.

On April 21, 2026, representatives of Elroy Air proposed that the aggregate earnout be increased to ten million shares to align with similarly sized precedent transactions. Following additional negotiations later that day, the parties tentatively agreed to a ten million share earnout comprised equally of revenue-based performance milestones and stock price hurdles at $15.00 and $20.00 per share. The parties also tentatively agreed that the pre-money equity share count would be determined by dividing the agreed pre-money equity value by the redemption price.

On April 22, 2026, at the request of Elroy Air, representatives of Barclays sent a revised draft of the letter of intent reflecting such terms to IPFX and White & Case. Also on April 22, 2026, Mr. Shannon advised representatives of Barclays that IPFX was likely to sign an LOI with another target, but that the IPAM team remained excited about leading a business combination with Elroy Air through a publicly-traded existing special purpose acquisition company to be identified that the IPAM team would either take over or partner with.

On April 24, 2026, representatives of Barclays and IPAM discussed the anticipated PIPE financing process, including prospective investors, target prefunding amounts and transaction timing. Later that day, White & Case LLP (“White & Case”), counsel to IPAM and now Inflection Point, circulated a revised draft of the letter of intent clarifying that the transaction would be completed through an existing publicly-traded special purpose acquisition company that the IPAM team would take over or partner with rather than through IPFX, as contemplated in prior drafts of the letter of intent.

On April 27, 2026, representatives of Elroy Air and Barclays participated in a PIPE presentation dry run with representatives of IPAM. Later that day, at the request of Elroy Air, Barclays returned an additional markup of the draft letter of intent that (i) requested the special purpose acquisition company bear responsibility for applicable antitrust and SEC filing fees, (ii) proposed a classified board, (iii) provided additional detail regarding the anticipated long-term incentive plan, including a 12% initial pool with a 5% evergreen feature and (iv) provided for mutual exclusivity.

On April 28, 2026, Mr. Shannon provided feedback to representatives of Barclays on the last draft of the letter of intent, noting among other things, that the antitrust and SEC filing fees should be split 50/50 and that, because the letter of intent was with Inflection Point Fund, rather than a specific special purpose acquisition company, exclusivity would have to be limited to such special purpose acquisition company, once identified. Later on April 28, 2026, at the request of Elroy Air, representatives of Barclays sent an updated draft of the letter of intent reflecting such feedback.

Also on April 28, 2026, representatives of Elroy Air, IPAM, Barclays, DLA Piper LLP (US), counsel to Elroy Air (“DLA Piper”), White & Case and Kirkland Ellis LLP, counsel to Barclays and the Placement Agents (“Kirkland & Ellis”), held an organizational call to coordinate the Pre-PIPE Financing and PIPE Financing process and establish the principal diligence and transaction workstreams. Participants discussed that the PIPE was intended to be structured as an issuance of preferred equity and warrants of the combined company to institutional investors and that the pre-PIPE round was intended to be a separate private capital raise by Elroy Air in advance of the PIPE to support near-term operational needs. Participants discussed the sequencing of the two capital raises, the target investor profile for each, and the importance of aligning PIPE timing with the anticipated filing and closing schedule for the Business Combination.

On April 29, 2026, Elroy Air and Inflection Point Fund executed the agreed letter of intent (the “LOI”).

Following execution of the LOI, representatives of IPAM, Elroy Air and their respective advisors commenced confirmatory due diligence while advancing the documentation of the Business Combination and related financing transactions.

On May 2, 2026, IPAM received initial access to Elroy Air’s data room.

On May 5, 2026, Elroy Air and Barclays entered into an engagement agreement with respect to the Pre-PIPE Financing.

On May 5, 2026, representatives of Elroy Air and Barclays held an update call with Mr. Shannon to discuss the status of the Pre-PIPE and PIPE financing process, anticipated investor outreach, proposed Pre-PIPE and PIPE terms, the timing of upcoming diligence activities, including a planned visit to Indiana to observe Elroy Air’s aircraft demonstration, and the status of IPAM’s discussions regarding the acquisition of an existing special purpose acquisition company through which to complete the transaction. Participants also discussed the timing of the pre-PIPE raise relative to the anticipated PIPE launch and transaction signing, and the importance of completing the raise on terms consistent with the contemplated PIPE structure.

On May 8, 2026, IPAM contacted Inflection Point about partnering with IPAM for the Business Combination.

On May 11, 2026, Messrs. Merrill, Clare and Rodrigo met with Messrs. Blitzer, Shannon and Chan and representatives of Cantor for dinner in Indiana in advance of Elroy Air’s planned flight demonstration. During the meeting, Mr. Rodrigo, Elroy Air’s Head of Federal Business Development, discussed Elroy Air’s relationships with various U.S. government agencies and the progress of its federal business development initiatives.

Also on May 11, 2026, IPAM and the Sponsor and the then-existing management of Inflection Point began negotiating IPAM’s acquisition of managerial control over Inflection Point. Between mid-May and early June 2026, representatives of IPAM, the Sponsor and the then-existing management of Inflection Point also advanced discussions regarding the acquisition of managerial control over Inflection Point. Because IPAM maintained a longstanding relationship with the then-existing management of Inflection Point and the original owners of the Sponsor, negotiations proceeded efficiently and allowed the parties to focus principally on advancing the Business Combination. The parties agreed that, following completion of the sponsor acquisition, Michael Blitzer would become Chairman of Inflection Point, Kevin Shannon would become Chief Executive Officer, Gary Quin would transition from Chief Executive Officer to President, the existing Chief Financial Officer and Board of Directors would remain in place, and Inflection Point would be renamed Inflection Point Acquisition Corp. VII in the weeks following the public announcement of the Business Combination.

On May 12, 2026, representatives of Elroy Air and Barclays held a transaction update call with representatives of IPAM to review the status of the Business Combination, the Pre-PIPE and PIPE financing process and the anticipated transaction timeline.

On May 12, 2026, Messrs. Blitzer, Shannon and Chan traveled to Camp Atterbury in Indiana, where Messrs. Merrill, Clare and Rodrigo hosted an on-site diligence visit. Representatives of IPAM observed a demonstration flight of Elroy Air’s autonomous cargo aircraft conducted for military customers and held discussions regarding the aircraft’s operational capabilities, defense applications and ongoing government programs. IPAM believed the visit further validated Elroy Air’s technology and reinforced the company’s positioning within both defense and commercial logistics markets.

On May 18, 2026, Messrs. Blitzer and Shannon met with representatives of Lockheed Martin Ventures, an existing investor in Elroy Air, together with representatives of Barclays, to discuss Lockheed Martin Ventures’ views of Elroy Air’s business.

Between May 18, 2026 and June 11, 2026, representatives of Inflection Point, led by Gary Quin discussed the engagement of a fairness opinion provider. On June 11, 2026, Inflection Point engaged Newbridge to provide a fairness opinion in connection with the proposed transaction.

On May 21, 2026, with Inflection Point identified as the special purpose acquisition company over which IPAM would obtain managerial control to pursue the Business Combination, and to facilitate direct diligence by and discussions with Inflection Point, Elroy Air and Inflection Point entered into a separate non-disclosure agreement.

On May 21, 2026, White & Case sent initial drafts of the form of Pre-Funded Convertible Note, the form of Pre-Funded Warrant, the form of Pre-Funded SPA, the form of Series A SPA, the form of Certificate of Designation and the form of New Elroy Air Series A Warrant relating to the Pre-PIPE Financing to DLA Piper LLP (US) and Kirkland & Ellis LLP, counsel to the placement agents for review. Between May 21, 2026 and June 16, 2026, White & Case and DLA Piper, upon their respective discussions with Inflection Point and Elroy Air, exchanged drafts of the form of Pre-Funded Convertible Note, the form of Pre-Funded Warrant, the form of Pre-Funded SPA, the form of Series A SPA, the form of Certificate of Designation and the form of New Elroy Air Series A Warrant to finalize their proposed terms before providing the documents to prospective investors for consideration. Kirkland & Ellis also participated in the drafting process on behalf of the Placement Agents. On or around June 16, 2026, the forms of the foregoing documents to be proposed to prospective investors with respect to the Pre-PIPE Financing were agreed among Inflection Point, Elroy Air and the Placement Agents. The key items negotiated were (i) certain representations and covenants from investors related to U.S. citizenship and foreign ownership limitations, (ii) adjustments to the conversion price of the Series A Preferred Stock and the exercise price of the New Elroy Air Series A Warrants based on the post-Closing trading price, (iii) issuance price-based anti-dilution adjustments to the conversion and exercise prices of all instruments and the terms and exclusions therefrom, (iv) interest on the Pre-Funded Convertible Notes, (v) the liquidation preference of the Series A Preferred Stock, (vi) the New Elroy Air call right over the Series A Preferred Stock, and (vii) the treatment of the Pre-Funded Warrants and the New Elroy Air Series A Warrants in a change-of-control transaction other than the Business Combination. On June 23, 2026, at the request of Kirkland & Ellis, the forms of Pre-Funded SPA and Pre-Funded Warrant were each prepared in two separate versions: a version applicable to institutional investors, whose participation in the offering was arranged and managed by Barclays, and a version applicable to retail investors, with respect to whom Barclays did not act as placement agent or otherwise participate in the offer or sale, and from which any and all placement agent provisions were accordingly deleted in their entirety.

Also on May 21, 2026, DLA Piper delivered the first draft of the Business Combination Agreement to White & Case. Between May 21, 2026 and June 26, 2026, upon their respective discussions with IPAM, Inflection Point and Elroy Air, White & Case and DLA Piper exchanged drafts of the Business Combination Agreement to finalize its terms. Items negotiated included, among other things, (i) various closing conditions, including, but not limited to, Inflection Point’s minimum cash condition and amendments to certain warrants of Elroy Air to provide for automatic cashless exercise, (ii) post-closing board composition, (iii) various covenants of Elroy Air and Inflection Point, encompassing the scope of their respective interim operating covenants, the thresholds and baskets governing Elroy Air’s permitted activities during the interim period, and the timing and standard applicable to Elroy Air’s post-closing compliance program obligations, (iv) the treatment of the Closing Indebtedness (as defined in the Business Combination Agreement), (v) the size of the earnout pool and the scope of Eligible Stockholders (as defined in the Business Combination Agreement) to be paid the aggregate earnout consideration, including whether holders of Pre-Funded Convertible

Notes would participate in such earnout consideration, (vi) the scope of the representations and warranties of Elroy Air and Inflection Point and the exceptions and qualifications thereto, and (vii) exchange mechanics regarding the treatment of Elroy Air Preferred Stock.

On May 21 and May 22, 2026, representatives of Elroy Air, Barclays, DLA Piper, White & Case and IPAM held a series of calls regarding the financial information to be included in the investor presentation and shared with prospective PIPE investors. During these discussions, the parties considered the appropriate level of financial disclosure to provide during the marketing process while balancing investor diligence requirements with Elroy Air’s confidentiality concerns.

On May 27, 2026, Gary Quin, then-CEO, now President, of Inflection Point, and Messrs. Blitzer, Shannon and Chan traveled to Elroy Air’s headquarters in Byron, California, where Messrs. Clare, Merrill, Oswandy and Rodrigo provided a detailed management presentation followed by a tour of Elroy Air’s facilities. The parties reviewed the aircraft development program, manufacturing operations, certification strategy, customer pipeline and commercialization plans. Following the presentation and tour, Inflection Point agreed to partner with IPAM for a business combination with Elroy Air. That evening, representatives of IPAM, Inflection Point, Elroy Air, Cantor, and Barclays met for dinner in Palo Alto to continue discussions regarding the proposed Business Combination and transaction timeline.

Beginning on May 28, 2026, representatives of Elroy Air, Inflection Point, IPAM, Barclays, Cantor, CCM, White & Case, DLA Piper, and Kirkland & Ellis commenced regular transaction update calls to coordinate the ongoing negotiation of the Business Combination Agreement, PIPE documentation, investor outreach, diligence requests and overall transaction schedule. These update calls continued throughout the transaction process and increased in frequency as the parties approached execution of the definitive agreements.

On May 29, 2026, Mr. Shannon had a discussion with Dean Donovan, a member of Elroy Air’s Board of Directors and one of its largest shareholders, regarding the proposed size of the PIPE Financing and the advantages and disadvantages of increasing the amount of capital to be raised in connection with the Business Combination.

On June 4, 2026, representatives of Elroy Air, IPAM, Inflection Point and their respective advisors held a comprehensive transaction update call. The parties reviewed progress on the Business Combination Agreement, Pre-PIPE and PIPE documentation, diligence workstreams and anticipated investor outreach, and confirmed that negotiations were progressing in accordance with the target announcement timeline.

On June 8, 2026, representatives of Elroy Air, Barclays, IPAM and Inflection Point discussed increasing the maximum size of the Pre-PIPE Financing to $80 million in response to investor interest. Following the discussion, Elroy Air confirmed by email later that day that it was prepared to proceed on that basis, subject to final documentation.

On June 9, 2026, Mr. Shannon spoke with Mr. Donovan regarding the remaining commercial terms of the Pre-PIPE and PIPE financing, including the timing of the Pre-PIPE Financing and the funding mechanics applicable to the PIPE Financing.

On June 11, 2026, representatives of Elroy Air, Barclays, Cantor, CCM, DLA Piper, White & Case, Kirkland & Ellis, IPAM and Inflection Point held another weekly transaction update call to review the status of the Business Combination Agreement and documentation for the Pre-PIPE Financing and PIPE Financing. During the meeting, the parties noted that counsel had only recently exchanged revised drafts of the principal transaction documents and discussed an updated execution timeline to allow sufficient time for legal review.

Also on June 11, 2026, representatives of White & Case and Ellenoff Grossman & Schole LLP (“Ellenoff Grossman”), counsel to Inflection Point prior to the partnership with IPAM, held a coordination call regarding the transfer of responsibility for Inflection Point and the remaining workstreams necessary to partnership with IPAM and Business Combination.

Later on June 11, 2026, White & Case provided a revised draft of the form of New Elroy Air Series A Warrant addressing proposed changes reflected in the mark-up from DLA Piper.

On June 14, 2026, representatives of Elroy Air, IPAM, Inflection Point, Barclays, DLA Piper and White & Case held a call to finalize the remaining commercial terms of the PIPE financing, including the reset provisions applicable to the PIPE securities and the participation of the Pre-PIPE Financing investors in the earnout. During these discussions, the parties agreed to increase the aggregate earnout from 10 million shares to 11 million shares in order to permit investors participating in the Pre-PIPE Financing to participate in the earnout on a pro rata basis.

On the scheduled working group call on June 15, 2026, representatives of Elroy Air, Barclays, Cantor, CCM, DLA Piper and White & Case, together with Messrs. Blitzer, Shannon, Chan and Quin, held a comprehensive transaction update call to review the status of the Business Combination Agreement, Pre-PIPE and PIPE documentation, diligence requests and transaction timeline. During the meeting, the parties confirmed that negotiations remained on track for announcement before the end of June.

On June 18, 2026, representatives of Elroy Air, Inflection Point, IPAM and their respective legal and financial advisors held another weekly transaction update call. The parties noted that substantially all principal terms of the Business Combination Agreement and Pre-PIPE and PIPE documentation had been resolved, that the remaining legal diligence requests represented the principal outstanding workstream, and that the Inflection Point Board meeting to consider approval of the Business Combination had been scheduled for the following week.

Beginning on June 22, 2026, the parties transitioned from weekly coordination calls to daily transaction update calls as they worked toward execution of the definitive agreements and public announcement of the transaction.

On June 22, 2026, the Inflection Point Board, consisting of Gary Quin, Garrett Curran, Alberto Alsina Gonzalez, Matthew Murphy and Marc Spiegel met with Joseph W. Pooler Jr., as well as representatives of White & Case and Newbridge to discuss the proposed Business Combination, the Business Combination Agreement, the ancillary agreements, the Pre-PIPE Financing, the PIPE Financing and the related documents. Presentation materials and proposed drafts of the definitive agreements were made available to the members of the Inflection Point Board in advance of the meeting. Ogier provided an overview of the fiduciary duties applicable to the Inflection Point Board. Mr. Quin then provided an overview of management’s and IPAM’s assessment of Elroy Air, the key terms of the business combination, and the due diligence that had been conducted in conjunction with the transaction. The Inflection Point Board asked questions of Mr. Quin, which he answered. Thereafter, Newbridge provided a detailed overview of the process it took to evaluate the transaction, and the valuation ascribed to Elroy Air. The Inflection Point Board asked questions of the representative of Newbridge, to which such representative responded. Thereafter, Newbridge rendered an oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Base Consideration to be paid by Inflection Point in the Business Combination was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders, and (ii) Elroy Air had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board continued its discussion after the representative of Newbridge left the meeting. It was proposed that the Inflection Point Board provide any necessary approvals by written resolutions in the coming days as definitive agreements were finalized.

On June 22, 2026, representatives of White & Case, DLA Piper, Kirkland & Ellis, Barclays, CCM, Cantor, IPAM and Inflection Point held a call to finalize the remaining commercial terms contained in the engagement letters relating to the PIPE financing. Later that day, representatives of Elroy Air, Barclays and Inflection Point met to coordinate the public relations strategy for announcement day, including the anticipated investor conference call and related media outreach.

On June 22, 2026, Cantor entered into a letter agreement with Inflection Point to act as joint financial advisor.

On June 23, 2026, the Placement Agents and Inflection Point entered into a letter agreement relating to the Placement Agents’ engagement relating to the PIPE Financing.

On June 23, 2026, representatives of Elroy Air, Inflection Point, IPAM, Barclays, Cantor, CCM, White & Case, Kirkland & Ellis, DLA Piper, counsel to Elroy Air, and Collected Strategies, Elroy’s investor relations and public relations advisor, held the first of a series of daily update calls. During the meeting, the parties confirmed that the Pre-PIPE and PIPE documentation was substantially complete and ready for final distribution to investors and identified the remaining legal diligence requests as the principal workstream required to achieve the targeted announcement date of June 26, 2026.

On June 24, 2026, the parties held another daily update call. Representatives of Elroy Air, IPAM and Inflection Point reviewed the outstanding diligence requests and confirmed that substantial progress had been made toward completing the remaining legal diligence items. The parties reiterated their expectation of announcing the transaction prior to market open on June 26, 2026.

On June 24, 2026, after receipt of the requisite approvals under Inflection Point’s related party transaction policy, CCM entered into a letter agreement with Inflection Point to act as joint financial advisor.

Between June 23, 2026 and June 26, 2026, Elroy Air and certain holders of the Warrants to Purchase Series AAA Preferred Stock, dated April 24, 2024, negotiated and entered into the Amendment No. 1 to Warrant to Purchase Series AAA Preferred Stock providing for automatic exercise in connection with the Business Combination. Prior to its distribution to the warrant holders, White & Case was given the opportunity to review and comment on the draft of such amendment.

On June 25, 2026, representatives of Elroy Air, IPAM, Inflection Point and their respective advisors held a series of bring-down diligence sessions and final Business Combination Agreement update calls in preparation for execution of the definitive agreements. During these discussions, the parties finalized several remaining commercial provisions, including clarifying that employee equity awards granted between announcement and closing would be included within the agreed pre-money valuation, and confirmed the final revenue thresholds applicable to the earnout. White & Case provided an updated written summary to the Inflection Point Board of its legal due diligence findings with respect to Elroy Air.

On June 26, 2026, by unanimous written resolutions in lieu of a meeting, the Inflection Point Board, unanimously resolved that (i) the execution, delivery and performance of the Business Combination Agreement, the Ancillary Documents and other documents related to the Business Combination by Inflection Point (and the transactions contemplated by them) were advisable, for Inflection Point’s benefit and were conducive to the attainment of Inflection Point’s strategic objectives, in the best interests of Inflection Point’s business and would be most likely to promote the success of Inflection Point for the benefit of its shareholders as a whole, (ii) Inflection Point’s entry into the Business Combination Agreement and the applicable ancillary documents, and the consummation of all transactions contemplated by the Business Combination Agreement as a Business Combination (as defined in the Cayman Constitutional Documents) be approved, (iii) the Company adopt and approve the Business Combination Agreement (and all transactions as contemplated therein), and (iv) the Company and the Inflection Point Board recommend to the Inflection Point Shareholders that they approve each of the matters requiring shareholder approval. In approving the Business Combination, the Inflection Point Board also determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account).

Later on June 26, 2026, the parties executed the Business Combination Agreement and the related transaction documents. Thereafter, Inflection Point and Elroy Air issued a joint press release announcing the Business Combination prior to market open. Concurrently with the announcement, the parties announced a $66.6 million Pre-PIPE Financing, consisting of a private offering to retail investors by Elroy Air of $1.0 million and the Pre-PIPE Financing to institutional investors of $65.6 million, all of which funded at announcement, and a $100 million PIPE Financing structured to fund upon consummation of the Business Combination. The parties also announced Inflection Point’s intention to rename the company Inflection Point Acquisition Corp. VII in the weeks following the announcement of the Business Combination.

Between June 27, 2026 and July 10, 2026, DLA Piper, upon its discussions with Elroy Air, negotiated and entered into the Amendment to Warrants to Purchase Common Stock with SFTrust Holdings, LLC, in satisfaction of certain closing conditions set forth in the Business Combination Agreement.

Between July 31, 2026 and September 15, 2026, Elroy Air entered into the Post-Signing Pre-Funded SPAs with the Post-Signing Pre-Funded PIPE Investors, pursuant to which Elroy Air issued and sold Pre-Funded Convertible Notes with an aggregate face value of approximately $9.9 million and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of approximately $8.4 million in the Post-Signing Pre-Funded Note Investment.

The Inflection Point Board’s Reasons for the Approval of the Business Combination

The Inflection Point Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the number and complexity of those factors, the Inflection Point Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Individual directors may have given different weights to different factors. The Inflection Point Board viewed its decision as being a business judgment that was based on all of the information available to, and the factors presented to and considered by, the Inflection Point Board. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Inflection Point management and the members of the Inflection Point Board have substantial experience in evaluating the financial merits of companies across a variety of industries, including companies in the aerospace, defense, and autonomous technology sectors, and the Inflection Point Board concluded that this experience and background qualified them to make the necessary analyses and determinations regarding the Business Combination and its terms.

Before reaching its decision, the Inflection Point Board reviewed the results of due diligence conducted by Inflection Point’s management, legal advisors and third-party consultants, which included:

•        meetings and calls with Elroy Air’s management team and advisors regarding its business model, operations, products and services, technology platform, customer markets, growth prospects and financial forecasts, including an in-person site visit to Elroy Air’s facilities at Byron Airfield in Central California;

•        research on the autonomous cargo drone industry and related autonomous technology industries, which affirmed Inflection Point’s belief that there is ample opportunity for first movers in the industry, specifically within the defense logistics and middle-mile commercial cargo sectors;

•        review of Elroy Air’s defense and government relationships, including indications of interest, memoranda of understanding and other non-binding arrangements with the U.S. Army, U.S. Marine Corps, U.S. Air Force, U.S. Special Operations Command, and the Japanese Army, and Elroy Air’s selection for the FAA’s eVTOL Integration Pilot Program;

•        review of Elroy Air’s commercial pipeline of 1,410 units supported by signed LOIs, MOUs and Master Purchase Agreements from customers such as FedEx, Bristow, Embraer, Barq Group and SLI, and over 1,000 units of potential demand from defense partners;

•        review of Elroy Air’s internally-derived financial projections, including projected revenues, capital expenditures, cash flow requirements and other relevant financial and operating metrics for 2026 and 2027. For more information about Elroy Air’s financial projections, see the section titled “Projected Financial Information” below;

•        review of Elroy Air’s intellectual property portfolio, including 18 filed patents spanning hybrid-electric propulsion, autonomous cargo-handling and advanced payload interfaces, along with copyrighted works and trade secrets;

•        review of Elroy Air’s historical financial information and audits, manufacturing partnership with Kratos, and regulatory approval pathways;

•        a legal due diligence review conducted by Inflection Point’s legal advisors; and

•        the Fairness Opinion.

The prospectus for Inflection Point’s initial public offering identified the general criteria and guidelines that Inflection Point’s management team believed would be important in evaluating prospective target businesses, although Inflection Point indicated that these criteria are not intended to be exhaustive and Inflection Point may enter into a business combination with a target that does not meet all of the criteria. The Inflection Point Board considered these criteria in its evaluation of Elroy Air.

At the conclusion of this process, the Inflection Point Board determined that while, like all business transactions, the acquisition of Elroy Air presents potential risks, nevertheless pursuing a business combination with Elroy Air would overall be an attractive opportunity for Inflection Point and the Inflection Point Shareholders for a number of reasons, including, but not limited to, the following:

•        Strong Management Team.    Inflection Point intended to pursue companies with a committed and capable management team that would benefit from Inflection Point’s network and expertise. The Inflection Point Board believes Elroy Air satisfies this criterion. Elroy Air’s leadership team includes CEO Dr. Andrew Clare, who holds a Ph.D. from MIT in Aeronautics and Astronautics and previously led deployments of AI-driven autonomous vehicles as CTO at Nuro and spearheaded the Model X program at Tesla; Founder and Executive

Chairman Dr. Dave Merrill, who holds a Ph.D. from MIT and previously served as VP of Enabling Technology at 3D Robotics; and CTO Dr. Buddy Michini, also a Ph.D. from MIT. In addition, Elroy Air maintains a Defense Advisory Board comprising LTG H.R. McMaster (former U.S. National Security Advisor), GEN Richard D. Clarke (former Commander, USSOCOM), GEN Frank McKenzie (former Commander, CENTCOM), LTG Mike Dana, RADM Lorin Selby and Ellen M. Lord (former Under Secretary of Defense for Acquisition & Sustainment), and a Board of Directors that includes Dr. Mark Esper, the 27th U.S. Secretary of Defense. The Inflection Point Board believes this team demonstrates rare technical discipline and deep defense and industry relationships that position Elroy Air to execute on its growth strategy.

•        High Barriers to Entry.    Inflection Point sought to acquire companies that possess a strong, entrenched competitive position, including differentiated intellectual property, customer relationships or product offerings. The Inflection Point Board believes Elroy Air satisfies this criterion. Elroy Air’s Chaparral is a flight-proven, autonomous hybrid-electric VTOL cargo aircraft — and Elroy Air believes it is the first company to fly a turboshaft-hybrid-electric aircraft. Elroy Air has filed 18 patents spanning hybrid-electric propulsion, smart autonomous cargo-handling and advanced payload interfaces. Its proprietary autonomous software stack enables true 1:Many operations, cloud simulation testing of every software release, custom vehicle controls and hybrid-electric power management. The Chaparral’s unique combination of autonomous flight capability, long-range hybrid-electric powertrain (300+ miles without charging infrastructure) and heavy-payload VTOL cargo capacity (up to 500 lbs) creates significant differentiation from both last-mile drones (limited range and payload) and passenger eVTOL aircraft (non-autonomous, not optimized for cargo). In addition, Elroy Air was the only OEM with an autonomous, heavy-payload VTOL cargo drone selected for the FAA’s eVTOL Integration Pilot Program. These technological advantages, combined with Elroy Air’s extensive government contracts and established customer relationships with blue-chip partners such as FedEx, Bristow and multiple branches of the U.S. military, create substantial barriers to entry for potential competitors.

•        Economic Fundamentals.    Inflection Point sought to acquire companies with strong EBITDA and cash flow characteristics with opportunity for further improvement, including via productivity initiatives. The Inflection Point Board recognized that Elroy Air is a pre-revenue, early-stage company that does not currently generate positive EBITDA or free cash flow. However, the Inflection Point Board considered Elroy Air’s revenue model, which combines initial OEM aircraft sales at an average selling price of $3.5 million per unit with multiple recurring revenue streams, including aftermarket parts and accessories, MRO royalties and high-margin software subscription licensing. Elroy Air’s management estimates that the single aircraft lifetime revenue opportunity is approximately $7.6 million, representing more than 2x the value of the initial purchase. The Inflection Point Board further considered Elroy Air’s internally-derived financial projections for 2026 and 2027, including projected consolidated revenue of $6.0 million (2026E) and $30.0 million (2027E), reflecting anticipated 400% revenue growth, and reviewed the key assumptions underlying such projections, including development revenue contracts and projected unit sales of 4-6 Chaparral aircraft in 2027. The Inflection Point Board also considered Elroy Air’s capital-efficient operating model, including its exclusive manufacturing partnership with Kratos, which enables scalable production with minimal capital expenditure and a largely variable cost-per-unit structure. While Elroy Air is not currently generating positive EBITDA, the Inflection Point Board believes that, if Elroy Air successfully executes on its business plan, the combination of OEM margins (estimated at 20%-35% based on industry benchmarks) and high-margin recurring software and service revenues (estimated at 70%-75% based on industry benchmarks) has the potential to generate strong cash flow characteristics over time. For more information about Elroy Air’s financial projections, see the section titled “Projected Financial Information” below.

•        Attractive Returns.    Inflection Point sought to identify companies that would offer an attractive risk-adjusted return for Inflection Point’s investors. The Inflection Point Board believes Elroy Air satisfies this criterion. The Inflection Point Board’s determination that Elroy Air’s implied pre-money equity value of $800 million is attractive relative to current valuations experienced by comparable publicly traded next-generation autonomous technology and advanced air mobility companies. Specifically, the Inflection Point Board considered that Elroy Air’s EV/FY’27E revenue multiple of approximately 32x compares favorably against the median multiples of publicly traded next-generation autonomous technology peers (median of 55.2x EV/FY’27E Revenue) and next-generation aviation peers (median of 32.9x EV/FY’27E Revenue). The Inflection Point Board believes that, if Elroy Air is successful in executing its business plan, Inflection Point Shareholders will have acquired their shares at an attractive valuation. For more information about the valuation analysis considered by the Inflection Point Board, please see the section titled “Opinion of Newbridge” below.

•        Benefit from Public Market Access.    Inflection Point sought companies that stand to benefit from access to public equity markets and other forms of capital. The Inflection Point Board believes Elroy Air satisfies this criterion. Elroy Air requires significant capital to fund its transition from development to full-scale production and commercial operations. Following the Business Combination, Elroy Air will benefit from access to the public equity markets, broader debt and equity providers, enhanced brand awareness associated with being a publicly traded company, and the ability to utilize publicly traded stock as currency for potential strategic acquisitions, employee retention and other corporate purposes. The Inflection Point Board noted that access to public capital markets is critical for Elroy Air to accelerate its production timeline, advance regulatory approval efforts, and scale its workforce and operations to meet rising defense and commercial demand.

•        Growth/Expansion Opportunities.    Inflection Point sought to invest in companies in high-growth sectors in Europe or North America that operate in AI and digital infrastructure, and that are looking to accelerate growth through M&A or organically. The Inflection Point Board believes Elroy Air satisfies this criterion. Elroy Air operates at the intersection of AI, autonomous systems, aerospace and defense — sectors that are experiencing significant policy and market tailwinds, including the American Drone Dominance Executive Order, Department of War designation of “Contested Logistics Technologies” as one of six Critical Technology Areas, and anticipated FAA rulemaking to ease pathways for long-range drone operations. The Chaparral addresses a global total addressable market of approximately $420 billion across defense logistics, commercial air cargo, express shipping, offshore energy support and rapid response. The Inflection Point Board also considered that Elroy Air has established manufacturing partnerships enabling scalable production in the United States (through Kratos) and internationally (through a $200 million joint venture with Barq Group for manufacturing and services in Abu Dhabi), providing multiple avenues for geographic expansion. The Inflection Point Board further considered the breadth of Elroy Air’s demand pipeline, with 1,410 units in the commercial pipeline supported by non-binding customer engagements and over 1,000 units of potential demand from U.S. and allied defense partners, representing a combined revenue opportunity in excess of $4.9 billion based on the average selling price of $3.5 million per aircraft.

•        Leverage SPAC Network and Strategy.    Inflection Point sought companies that can utilize Inflection Point’s global network and are ready to become a public entity. The Inflection Point Board believes Elroy Air satisfies this criterion. The Inflection Point Board considered IPAM’s track record of successfully taking critical infrastructure and strategic national assets public, including Intuitive Machines, Inc., USA Rare Earth, Inc. and Merlin, Inc., and the relevance of that experience to Elroy Air’s transition to public company status. The Inflection Point Board further considered that Elroy Air’s Board of Directors and Defense Advisory Board, coupled with Inflection Point’s public markets expertise, position Elroy Air to effectively navigate the requirements and expectations of operating as a publicly traded company.

•        Pre-PIPE and PIPE Investment.    The Inflection Point Board considered that the combined company had secured over $165 million of committed capital through the PIPE Investments, including the $66.6 million Pre-Funded PIPE Investment that funded directly into Elroy Air substantially concurrently with the execution of the Business Combination Agreement and the $100 million Closing PIPE Investment to be funded at Closing, anchored by Inflection Point Fund, existing Elroy Air investors including DiamondStream Partners, and several new institutional investors. The Inflection Point Board viewed these substantial investments and investment commitments as significant support from investors for the valuation of Elroy Air and the opportunities represented by the Business Combination. The Inflection Point Board also considered that these financings provide for additional capital for Elroy Air’s execution of its business plan both before and after the Business Combination is completed, better positioning Elroy Air to deliver shareholder value.

•        Fairness Opinion.    The opinion of Newbridge, dated June 25, 2026, to the Inflection Point Board to the effect that, as of such date and based on and subject to various assumptions and limitations described in its written opinion, that (i) the Aggregate Base Consideration to be paid by Inflection Point pursuant to the Business Combination is fair, from a financial point of view as of such date, to the Inflection Point Unaffiliated Shareholders, as more fully described below in the section of this proxy statement/prospectus entitled “— Opinion of Newbridge Securities”.

•        Elroy Air Equity Holders’ Retained Interest.    Elroy Air’s existing equity holders are rolling 100% of their equity and will retain a significant majority ownership of the combined company at Closing (assuming the no redemption scenario), demonstrating their ongoing equity commitment to the combined company.

•        Other Alternatives.    After a thorough review of other business combination opportunities reasonably available to Inflection Point, the Inflection Point Board concluded that the proposed Business Combination represents the best potential business combination for Inflection Point and the most timely and attractive opportunity based upon the process utilized to evaluate and assess other potential business combination targets.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination, including the consideration, were, in the opinion of the Inflection Point Board, the product of arm’s-length negotiations between the parties.

•        Redemption Option.    The right of Inflection Point Shareholders to redeem their Public Shares in connection with the Closing as further described herein.

In the course of its deliberations, in addition to the various other risks associated with the business of Elroy Air, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the Inflection Point Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Elroy Air’s Limited Operating History and Pre-Revenue Status.    Evaluating Elroy Air’s current business and predicting its future performance is difficult based upon limited historical data. Elroy Air has not generated significant revenue from product sales and has a history of losses. Elroy Air is an early-stage company that expects to incur significant expenses and continuing losses for the foreseeable future.

•        Regulatory Risks.    Elroy Air is dependent on obtaining various regulatory approvals for the commercialization of its aircraft in the United States and in foreign markets, including FAA operational approvals, remote pilot licenses and airspace access approvals. Regulations related to the unmanned autonomous aircraft industry are evolving, and changes in regulation could adversely affect Elroy Air’s ability to commercialize its aircraft in a timely manner.

•        Technological and Production Risk.    Elroy Air may experience significant delays in the transition to mass production of its aircraft or in the design, manufacture, certification and commercial rollout of its aircraft. The Chaparral aircraft uses lithium-ion battery packs and relies on complex autonomous software systems, each of which involves inherent safety and performance risks.

•        Pipeline Conversion Risk.    There is no assurance that Elroy Air will realize the revenue it expects to generate from the 1,410-unit commercial pipeline in the periods expected, or at all. The pipeline agreements remain conditional upon obtaining regulatory approvals, successful completion of trial or pilot deployments and reaching definitive agreement on material commercial terms. Similarly, the 1,000+ unit potential demand from defense partners does not represent binding orders or contractual commitments and is subject to government procurement timing, budget appropriations, competitive factors and regulatory approvals.

•        Competition.    The aircraft market is highly competitive, and Elroy Air’s competitors may commercialize their technology before Elroy Air, or Elroy Air may not be able to fully capture the first-mover advantage that is anticipated.

•        Macroeconomic Risks.    Elroy Air’s business may be adversely affected by global political and macroeconomic challenges, including tariffs, inflation, volatile interest rates, or an economic downturn or recession, as well as geopolitical conflicts and supply chain disruptions.

•        Capital Requirements.    Elroy Air’s business plan requires a significant amount of capital, and its future capital needs may require the issuance of additional equity or debt securities that may dilute shareholders or introduce covenants that restrict operations.

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination or anticipated performance of Elroy Air may not be fully achieved, or may not be achieved within the expected timeframe, and that the results of operations of Elroy Air’s business may differ materially from the projections prepared by Elroy Air and reviewed by the Inflection Point Board.

•        Closing Conditions.    Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Inflection Point’s control.

•        Stock Exchange Listing.    The potential inability of the combined company to obtain an initial listing and maintain the listing of its securities on Nasdaq or any other stock exchange following the Closing.

•        Sponsor Incentives.    The Sponsor and its affiliates may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to Inflection Point Shareholders, rather than liquidate (in which case the Sponsor would lose its entire investment in Inflection Point). See “Risk Factors.”

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination, including that Inflection Point Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that a significant number of holders of Public Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to fund the combined company’s business after the Business Combination and reducing the combined company’s public “float” and the liquidity of the trading market for its shares upon Closing.

•        Inflection Point Shareholders Will Have a Minority Ownership Interest.    The fact that current Inflection Point Shareholders will experience immediate dilution as a consequence of the issuance of shares in connection with the Business Combination and, as a result, such shareholders will collectively own a minority interest in New Elroy Air after the Closing. Having a minority ownership interest may reduce the influence that current Inflection Point Shareholders have on the management of New Elroy Air.

•        Other Risks.    Various other risks associated with the Business Combination, the business of Inflection Point and the business of Elroy Air described under the section entitled “Risk Factors.”

After considering the foregoing, the Inflection Point Board concluded, in its business judgment, that the potential benefits to Inflection Point and the Inflection Point Shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination. Accordingly, the Inflection Point Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of Inflection Point and its shareholders, and determined to recommend the Business Combination to the Inflection Point Shareholders.

The Elroy Air Board’s Reasons for the Approval of the Business Combination

Before reaching its decision, the Elroy Air Board consulted with its management team, legal counsel and other advisors. The Elroy Air Board considered a variety of factors in connection with its evaluation of the Business Combination and in approving the Business Combination and the matters related to the Business Combination. In light of the complexity of those factors, the Elroy Air Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Elroy Air Board may have given different weight to different factors in their evaluation of the Business Combination. Those factors included:

•        Public Company Platform. The Elroy Air Board’s belief that becoming a public company would be the best way for Elroy Air to have access to long-term sources of available capital, access to public markets, potential for accessing retail investors, and the visibility associated with periodic reporting, all of which the Elroy Air Board believed would aid Elroy Air in executing its long-term strategic plan; also, the Elroy Air Board’s belief that becoming a public company would provide a more effective platform for Elroy Air to emphasize the role it may be able to play in advancing autonomous, hybrid-electric VTOL cargo aircraft technology and establishing leadership in long-range, autonomous middle-mile cargo logistics for defense and commercial customers.

•        Immediate Capital Infusion. The uniqueness of this particular potential Business Combination, as the negotiated transaction resulted in the infusion of capital at the time of entry into the Business Combination. The Elroy Air Board believed that the addition of immediate capital at the time of entering into the Business Combination Agreement, as opposed to waiting for the closing of the Business Combination to receive any funds, provided Elroy Air with a positive path forward and allowed it to deploy some or all of this capital and thus progress its business plan during the pendency of the Business Combination.

•        Potential Liquidity Opportunity for Long Term Holders. The fact that Elroy Air is a private company with limited opportunities for liquidity for its holders outside of a sale of Elroy Air. The Elroy Air Board believed that the Business Combination, and the potential listing of New Elroy Air’s shares on Nasdaq, provides long-term holders of Elroy Air equity interests with an opportunity, subject to the expiration of any applicable lock-up and transfer restrictions, to sell all or a portion of their resulting New Elroy Air Common Stock and thus diversify their holdings.

The Elroy Air Board also gave consideration to certain negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus).

Satisfaction of the 80% Test

It is a requirement under the Cayman Constitutional Documents and Nasdaq listing requirements that the target business acquired in Inflection Point’s initial business combination have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for Inflection Point’s initial business combination. As of June 26, 2026, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was at least $233.1 million, and 80% thereof represents approximately $186.5 million. The Inflection Point Board considered all of the factors described above and the fact that the aggregate consideration for Inflection Point was the result of arm’s length negotiations with Elroy Air. As a result, the Inflection Point Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of Inflection Point’s management team and the Inflection Point Board, the Inflection Point Board believes that the members of the management team and the Inflection Point Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of Certain Inflection Point Persons in the Business Combination

The Sponsor, Inflection Point Fund and Inflection Point’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of Inflection Point Unaffiliated Shareholders. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point’s shareholders should take these interests into account in deciding whether to approve the proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        The Sponsor purchased 7,666,667 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by its managing member Cohen LLC. Inflection Point Fund has an economic interest in 3,000,000, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Michael Blitzer, Chairman of the Inflection Point Board, and Kevin Shannon, our Chief Executive Officer, are affiliates of Inflection Point Fund and have economic interests in Inflection Point Fund, including performance allocations, management fees and as limited partners. Mr. Blitzer has an economic interest in 729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Mr. Shannon has an economic interest in 243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Gary Quin, our President and a member of the Inflection Point Board, has an economic interest in 250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor. Currently, approximately 667,000, or approximately 8.7%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares held by the Sponsor are allocable to Cohen LLC. However, the allocation to Cohen LLC will not be finally and definitively determined until Closing. The 7,666,667 shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares, if unrestricted and freely tradable, would have had an aggregate market value of approximately $77.2 million based on the closing price of $10.07 per Inflection Point Class A Ordinary Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New Elroy Air Common Stock will be subject to lock-up restrictions, we believe such shares will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

•        The Sponsor purchased 265,000 Private Placement Units for $2,650,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its managing member Cohen LLC. The 265,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $2.7 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 88,333 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.0 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer all 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and all 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, purchased 320,000 Private Placement Units for an aggregate of $3,200,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO, using the $3,200,000 underwriting fee to which CCM was entitled in connection with the IPO. The 320,000 shares of New Elroy Air Common Stock that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $3.2 million based on the closing price of $10.07 per Inflection Point Class A Share on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. The 106,667 New Elroy Air Warrants that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $0.1 million based on the closing price of $0.56 per Inflection Point Warrant on Nasdaq on October 6, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such securities will be subject to lock-up restrictions, we believe such securities will have less value. In addition, in consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

•        Pursuant to the Business Combination Marketing Agreement, CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, is entitled to a cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemptions (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the IPO remaining in the Trust Account following Redemption (up to $1,440,000).

•        CCM, a division of CCS, which is an indirect subsidiary of Cohen LLC, has been engaged to act as joint financial advisor and co-placement agent to us in connection with the Business Combination, whereby among other things, we committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the Business Combination and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Inflection Point Class A Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Elroy Air Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore CCM, Cohen LLC, Inflection Point Fund and the other members of the Sponsor, will lose their entire investment in Inflection Point if we do not complete a business combination by February 12, 2028 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will cease all operations except for the purpose of winding up, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account and subject to the approval of our remaining shareholders and the Inflection Point Board, liquidate and dissolve, in each case, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the 7,666,667 Founder Shares and 265,000 Private Placement Units owned by the Sponsor, and the 320,000 Private Placement Units owned by CCM, would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

•        In exchange for the Pre-Funded Convertible Note and Pre-Funded Warrant it purchased for approximately $32.0 million, Inflection Point Fund will receive at the Closing, (i) a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (a) the total outstanding principal and outstanding accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by (b) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock.

•        The Sponsor and our officers and directors have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        The continuation of [•] as a director of the New Elroy Air Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Elroy Air Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor and our officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point funds as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by us from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.

•        Pursuant to the A&R Registration Rights Agreement, our officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New Elroy Air Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration to be paid by Inflection Point pursuant to the Business Combination Agreement. A copy of the Fairness Opinion is attached hereto as Annex F.

Interests of Elroy Air’s Directors and Officers in the Business Combination

Elroy Air’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Elroy Air’s stockholders generally. These interests include, among other things, the interests listed below:

Continuing Officer and Executive Officer Positions

David Merrill, Founder and Executive Chairman of Elroy Air, and Andrew Clare, Chief Executive Officer of Elroy Air, are expected to continue in their respective positions with New Elroy Air following the Closing. As such, following the Closing, each may receive compensation determined by the New Elroy Air Board, in addition to the interests described below.

Treatment of Equity Awards in the Business Combination

Mr. Merrill and Mr. Clare hold outstanding Elroy Air Options under Elroy Air’s 2016 Equity Incentive Plan. The Business Combination Agreement provides that each Elroy Air Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by Inflection Point and converted into an option to purchase shares of New Elroy Air Common Stock, based on the Common Stock Exchange Ratio. Each New Elroy Air Option will otherwise be subject to the same terms and conditions as applied to the underlying Elroy Air Option immediately prior to the Effective Time.

Promissory Notes

Elroy Air issued promissory notes to certain individuals, including Mr. Clare and the Merrill Sheng Family Trust with Mr. Merrill as co-Trustee, in an amount of $200,000. These notes were repaid at the closing of the Pre-Funded Note Investment.

Earnout Participation

Following the Business Combination, New Elroy Air will issue up to 11,000,000 additional Earnout Shares to Eligible Stockholders (which includes holders of New Elroy Air Common Stock issuable upon exercise of New Elroy Air Options, such as Mr. Merrill and Mr. Clare) upon the occurrence of certain Triggering Events, as described elsewhere in this proxy statement/prospectus. Accordingly, Mr. Merrill and Mr. Clare have an interest in the achievement of the Triggering Events on the same basis as other Eligible Stockholders.

Post-Closing Director Compensation

As described elsewhere in this proxy statement/prospectus, in connection with the Business Combination, New Elroy Air intends to approve and implement a compensation program for its non-employee directors that consists of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the New Elroy Air Incentive Plan.

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received, to be received or that may be received by the Sponsor, Inflection Point Fund, their respective affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Columbus Circle 2 Sponsor Corporation LLC	7,666,667 shares of New Elroy Air Common Stock upon conversion of 7,666,667 Inflection Point Class A Ordinary Shares received upon conversion of 7,666,667 Inflection Point Class B Shares in the Sponsor Share Conversion(1)(2)	$25,000
	265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 265,000 Private Placement Units(3) 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying 265,000 Private Placement Units(3)	$2,650,000
	Repayment of $300,000 due under IPO Promissory Note	Repayment of loans made to Inflection Point to cover offering related and organizational expenses
Inflection Point Fund I, LP

A number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock

		Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of approximately $32.0 million
	3,000,000 shares of New Elroy Air Common Stock, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC	$3,200,000 as an underwriting fee in connection with the IPO, which amount was used to purchase 320,000 Private Placement Units	Underwriting fee in connection with the IPO

320,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 320,000 Private Placement Units(4)

106,667 New Elroy Air Warrants upon conversion of 106,667 Inflection Point Warrants underlying 320,000 Private Placement Units(4)

320,000 Private Placement Units purchased using $3,200,000 received as an underwriting fee in connection with the IPO

A cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemption (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following Redemptions (up to $1,440,000)

Services pursuant to the Business Combination Marketing Agreement
	A cash fee upon the consummation of the Business Combination of $2,500,000	Services as a joint financial advisor to Inflection Point in connection with the Business Combination
	A cash fee upon the consummation of the Business Combination and the Closing PIPE Investment of $1,500,000	Services as co-placement agent in connection with the Closing PIPE Investment
Michael Blitzer	729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

30,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 30,000 Private Placement Units 10,000 New Elroy Air Warrants upon conversion of 10,000 Inflection Point Warrants underlying 30,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Gary Quin	250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Kevin Shannon	243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided

10,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 10,000 Private Placement Units

3,333 New Elroy Air Warrants upon conversion of 3,333 Inflection Point Warrants underlying 10,000 Private Placement Units

Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company, LLC	$10,000 per month	Office space, administrative and shared personnel support services
Sponsor, Officers, and Directors, or our or their affiliates

Payment of consulting, success or finder fees to independent directors or their respective affiliates in connection with the consummation of the Business Combination or another initial business combination

Any services in order to effectuate the completion of an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
	Private placement units into which up to $1,500,000 in working capital loans may be convertible at a price of $10.00 per unit at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination

____________

(1)      Each independent director of Inflection Point holds membership interests reflecting indirect interests in 25,000 Founder Shares.

(2)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 501,649 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares to the Closing PIPE Investor upon Closing.

(3)      In consideration for the Closing PIPE Investor’s Closing PIPE Investment, the Sponsor will transfer 265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

In consideration for the Closing PIPE Investor’s Closing PIPE Investment, CCM will transfer 183,351 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying Private Placement Units and 61,117 New Elroy Air Warrants upon conversion of 61,117 Inflection Point Warrants underlying Private Placement Units to the Closing PIPE Investor upon Closing.

Certain Engagements in Connection with the Business Combination and Related Transactions

CCM and Cantor Financial Advisory Engagements

On June 22, 2026, Cantor and Inflection Point entered into a letter agreement appointing Cantor as a joint financial advisor. On June 24, 2026, CCM also entered into a letter agreement with Inflection Point to act as joint financial advisor to Inflection Point. Pursuant to these letter agreements, Inflection Point agreed to pay each of Cantor and CCM a cash fee of $2,500,000. Inflection Point agreed to reimburse Cantor for all reasonable and documented out-of-pocket expenses incurred by Cantor in connection with the engagement if the transaction is consummated, capped at $50,000, which includes fees and expenses of counsel. Inflection Point agreed to reimburse CCM for all reasonable and documented out-of-pocket expenses incurred by CCM in connection with the engagement if the transaction is consummated, capped at $75,000, which includes fees and expenses of counsel. Inflection Point further agreed to indemnify each of CCM and Cantor and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to their respective engagements. Inflection Point’s engagement of CCM as joint financial advisor was approved pursuant to Inflection Point’s related party transaction policy.

PIPE Placement Agency Engagement

On June 23, 2026, Inflection Point entered into a letter agreement appointing the PIPE Placement Agents as placement agents for the PIPE Financing. Inflection Point agreed to pay the PIPE Placement Agents an aggregate cash fee equal to 5.0% of aggregate gross proceeds, with Barclays receiving 40% of such fees and each of CCM and Cantor receiving 30% of such fees. Inflection Point and Elroy Air agreed to reimburse the PIPE Placement Agents for all reasonable and documented out-of-pocket expenses incurred by the Placement Agents in connection with the engagement, including reasonable and documented fees and expenses of counsel, whether or not a transaction is consummated. Reimbursable expenses, including legal expenses, are capped at $400,000, unless Inflection Point provides prior written consent, not to be unreasonably withheld, conditioned or delayed. Inflection Point further agreed to indemnify each of the Placement Agents and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to the engagement. Inflection Point’s engagement of CCM as co-Placement Agent was approved pursuant to Inflection Point’s related party transaction policy.

Barclays Engagements

On January 30, 2026, Elroy Air engaged Barclays to act as financial advisor and capital markets advisor. Pursuant to the letter agreement, which was later amended on April 22, 2026, Elroy Air agreed to pay Barclays a cash fee of $10,000,000 if a transaction is consummated. In addition, Barclays is eligible to receive an additional discretionary fee of $2,500,000, payable in Elroy Air’s sole discretion. Elroy Air agreed to reimburse Barclays for its reasonable, documented expenses, including professional and legal fees and disbursements, in an amount not to exceed $150,000 regardless of whether a transaction closes. Elroy Air further agreed to indemnify Barclays and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to the engagement.

On May 5, 2026, Elroy Air engaged Barclays to act as placement agent in connection with the Pre-PIPE Financing. Pursuant to the letter agreement, Elroy Air agreed to pay Barclays a cash fee equal to 4.0% of the gross proceeds of the Pre-PIPE Financing. Elroy Air agreed to reimburse Barclays for its reasonable, documented expenses, including professional and legal fees and disbursements, in an amount not to exceed $500,000, regardless of whether a transaction closes. Elroy Air further agreed to indemnify Barclays and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to the engagement.

In addition, each of Barclays, CCM and Cantor (together with their respective affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time, each of CCM and Cantor (and their respective affiliates) has provided various investment banking and other commercial dealings unrelated to the Business Combination to Inflection Point and its affiliates, and has received customary compensation in connection therewith. In addition, each of Barclays, CCM and Cantor (and its affiliates) may provide investment banking and other commercial dealings to Inflection Point, Elroy Air and their respective affiliates in the future, for which they would expect to receive customary compensation. In addition, in the ordinary course of its business activities, each of Barclays, CCM and Cantor (and their respective affiliates, officers, directors and employees) may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Inflection Point, Elroy Air or their respective affiliates. Barclays, CCM and Cantor (and their respective affiliates) may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Benefits and Detriments of the Business Combination

The following describe the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination.

•        Inflection Point:    The Inflection Point Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including New Elroy Air’s future business and financial conditions and prospects, strong management team, and in light of the other opportunities for business combinations reasonably available to Inflection Point. The Inflection Point Board also reviewed the financial analysis and opinion of Newbridge to the effect that, as of June 25, 2026, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Base Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view to the Inflection Point Unaffiliated Shareholders, and (ii) Elroy Air has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board also considered the potential detriments of the Business Combination to Inflection Point, including the reliance on projections, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomics risks, the absence of possible structural protections for minority shareholders, such as the fact that the Inflection Point Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination, and the risks and costs to Inflection Point if the Business Combination is not achieved, including the risk that it may result in Inflection Point being unable to complete a business combination and force Inflection Point to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirement of other applicable law, and the Inflection Point Warrants to expire and become worthless. For more information, see “— The Inflection Point Board’s Reasons for the Approval of the Business Combination”, and various risks described under the section entitled “Risk Factors”.

•        Sponsor:    The Sponsor expects to receive substantial consideration in the Business Combination, including (i) 7,931,667 shares of New Elroy Air Common Stock upon the conversion of Inflection Point Class A Shares, consisting of (a) 7,666,667 Inflection Point Class A Shares resulting from the Sponsor Share Conversion and (b) 265,000 Inflection Point Class A Shares underlying the 265,000 Private Placement Units, and (ii) the conversion of 88,333 Inflection Point Warrants underlying Private Placement Units into 88,333 New Elroy Air Warrants (for this purpose, excluding the impact of the expected transfers to the Closing PIPE Investor). As a result of the low price paid by the Sponsor for its equity in Inflection Point, the Sponsor is likely able to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers”. The Sponsor will only be able to realize a return on their equity in Inflection Point (which may be materially higher than the return realized by Public Shareholders and holders of Inflection Point Warrants) if Inflection Point completes a business combination by February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents). Additionally, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, Inflection Point may be unable to consummate a business combination and be forced to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, resulting in the Sponsor and its affiliates’ investment being worthless.

•        Inflection Point Fund:    Inflection Point Fund has an economic interest in 3,000,000, or approximately 39.1%, of the Founder Shares held by the Sponsor. Inflection Point Fund expects to receive substantial consideration in the Business Combination, including (a) a Pre-Funded Convertible Note entitling Inflection Point Fund to receive such number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal of $31,960,000 plus any accrued and unpaid interest on the Pre-Funded Convertible Note, divided by (ii) $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and (b) a Pre-Funded Warrant to purchase 3,133,333 shares of New Elroy Air Common Stock. Initially, the average price paid or to be paid by Inflection Point Fund for the Pre-Funded Convertible Note and Pre-Funded Warrant is greater than the initial offering price of the Inflection Point Units. However, the applicable conversion prices and exercise prices of the Pre-Funded Convertible Note, Pre-Funded Warrant and Series A Preferred Stock are subject to anti-dilution and other downward adjustments. Such downward adjustments may cause the average price paid or to be paid by Inflection Point Fund per share of New Elroy Air Common Stock to be reduced below, and in some cases, substantially below, the initial offering price of the Inflection Point Units. If this were to occur, it would result in material dilution to the non-redeeming Public Shareholders of Inflection Point and may allow Inflection Point Fund to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers”.

•        Unaffiliated Inflection Point Public Shareholders:    The unaffiliated Inflection Point Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-Redeeming Public Shareholders will have the opportunity to participate in the potential future growth of New Elroy Air, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the Inflection Point board described more fully in “— The Inflection Point Board’s Reasons for the Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of Inflection Point, as described further under the section entitled “Risk Factors”, the potential conflicts of interest described under “— Interests of Certain Inflection Point Persons in the Business Combination”, and the potential material dilution they may experience as described more fully in the section entitled “Summary of the Proxy Statement/Prospectus — Dilution”. Redeeming Public Shareholders have the opportunity to receive a per-share redemption price payable in cash equal to the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of Elroy Air following the Business Combination.

Opinion of Newbridge Securities Corporation

Inflection Point retained Newbridge Securities Corporation (“Newbridge”) to act as its financial advisor in connection with the proposed Business Combination with Elroy Air. Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, related-party transactions, going private transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. Inflection Point selected Newbridge to act as its financial advisor in connection with the Business Combination on the basis of Newbridge’s experience in similar transactions, its history of working with other SPAC vehicles sponsored by Inflection Point Fund and its principals, and its reputation in the investment community.

On June 22, 2026, at a meeting of the Inflection Point Board held to evaluate the Business Combination Agreement, Newbridge delivered to the Inflection Point Board an oral opinion, and such opinion was confirmed by delivery of a written opinion, dated June 25, 2026, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, (i) the Aggregate Base Consideration of $800,000,000 to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders, and (ii) Elroy Air has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by Inflection Point in the Trust Account for the benefit of Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The full text of Newbridge’s written opinion to the Inflection Point Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the Inflection Point Board for the benefit and use of the Inflection Point Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Business Combination Agreement from a financial point of view. Newbridge’s opinion does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategies or transactions that might exist for Inflection Point, or the underlying business decision of Inflection Point whether to proceed with the Business Combination.

In connection with rendering its opinion, Newbridge, among other things:

•        considered its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed documents related to the Business Combination, including a draft of the Business Combination Agreement materially the same as the final Business Combination Agreement;

•        reviewed Inflection Point’s publicly available last two fiscal quarters of historical financial results (Q4-2025 — Q1-2026);

•        reviewed Inflection Point’s publicly available filings with the SEC, including its S-1 registration statement, its annual report on Form 10-K for the fiscal year ended December 31, 2025, its quarterly report on Form 10-Q, and its current reports on Form 8-K, in each case filed between February 10, 2026 and June 24, 2026;

•        conducted discussions with Inflection Point’s management team to better understand Elroy Air’s recent business history;

•        reviewed the draft investor presentation, dated June 2026, describing Elroy Air’s history, business and operations, strategy and the Business Combination;

•        conducted discussions with Elroy Air’s management team to better understand its business, its recent history, reviewed its corporate presentation, drivers of future growth, and near-term financials, including Elroy Air’s projected revenue for FY-2026E and FY-2027E, prepared by Elroy Air management;

•        performed a Public Company Comparable analysis of similar companies to Elroy Air, which included variables such as companies trading on a major stock exchange in the United States or Europe, and have businesses in either the “eVTOL/Advanced Air Mobility”, “Next-Gen Defense Flight Systems”, or “Autonomous Logistics Platform” sectors to attain FY-2027E Enterprise Value/Revenue multiples; and

•        performed an M&A transaction and Private Market/VC Investment comparable analysis of similar companies to Elroy Air that operate globally in either the “Advanced Air Mobility”, “Next-Gen Defense”, or “Autonomous Logistics” sectors, to derive certain implied historical Enterprise Value/Revenue multiples.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management teams of both Inflection Point and Elroy Air that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Elroy Air, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted any physical inspection of the properties or facilities of Elroy Air.

Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Elroy Air or the combined company following consummation of the Business Combination. Further, Newbridge expressed no opinion as to what the value of Inflection Point Ordinary Shares actually will be when the Business Combination is consummated or the prices at which such shares will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Inflection Point Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses.    Newbridge employed various methods to analyze the range of Implied Equity Values of Elroy Air.

Comparable Public Company Analysis

To calculate the implied equity value of Elroy Air, Newbridge obtained Enterprise Value/Revenue multiples from twelve (12) comparable publicly traded companies in the “eVTOL/Advanced Air Mobility”, “Next-Gen Defense Flight Systems”, and “Autonomous Logistics Platform” sectors and applied the average multiple to Elroy Air’s FY-2027E Revenue estimate. Newbridge focused on FY-2027E Revenue projections as the primary basis of valuation, consistent with its standard practice of giving credit to target companies for one year forward of projections.

The public company comparables were selected using the following criteria: (i) listed on a major stock exchange; (ii) operates in the “eVTOL/Advanced Air Mobility”, “Next-Gen Defense Flight Systems”, or “Autonomous Logistics Platform” sector; and (iii) had established FY-2027E Revenue estimates. The comparable companies span three sub-segments: eVTOL/Advanced Air Mobility, Next-Gen Defense Flight Systems, and Autonomous Logistics Platform.

The average FY-2027E EV/Revenue multiple across the three sectors was 32.0x. This multiple was applied to Elroy Air’s FY-2027E Revenue of $30.0M to derive an Enterprise Value of $959.2M. Elroy Air’s net cash position (cash of $2.9M, less total debt of $4.3M) was added to the Enterprise Value to obtain an Implied Equity Value of $957.8M under this analysis.

The table below summarizes the observed trading multiples of the selected comparable public companies, sourced from S&P Capital IQ data as of June 18, 2026.

Comparable Public Company Analysis	6/18/2026		Balance Sheet		Income Statement Revenue	Valuation Multiples EV/Revenue
Company Name	Stock Symbol	Stock Price	Market Capitalization	Enterprise Value	2027E	2027E
eVTOL/Advanced Air Mobility
Joby Aviation, Inc.	NYSE:JOBY	$10.0	$9,836.4	$8,118.0	$222.5	36.5x
Archer Aviation Inc.	NYSE:ACHR	$5.6	$4,231.0	$2,576.9	$93.8	27.5x
Eve Holding, Inc.	NYSE:EVEX	$2.8	$985.7	$852.4	$9.6	88.7x
Merlin, Inc.	NasdaqGM:MRLN	$6.7	$645.7	$705.4	$45.5	15.5x
					AVERAGE	42.1x

Next-Gen Defense Flight Systems
Rocket Lab Corporation	NasdaqGS:RKLB	$107.2	$62,077.7	$60,833.1	$1,294.3	47.0x
Planet Labs PBC	NYSE:PL	$28.2	$10,061.2	$9,818.4	$436.1	22.5x
Unusual Machines, Inc.	NYSEAM:UMAC	$25.0	$1,193.7	$913.4	$59.8	15.3x
Swarmer, Inc	NasdaqCM:SWMR	$41.8	$459.6	$436.3	$25.0	17.4x
					AVERAGE	25.6x

Autonomous Logistics Platform
Tesla, Inc.	NasdaqGS:TSLA	$400.5	$1,504,129.9	$1,475,962.9	$118,445.9	12.5x
Aurora Innovation, Inc.	NasdaqGS:AUR	$6.3	$12,316.4	$11,170.4	$185.9	60.1x
Pony AI Inc.	NasdaqGS:PONY	$8.3	$3,615.7	$2,619.3	$319.7	8.2x
Kodiak AI, Inc.	NasdaqGM:KDK	$6.0	$1,108.6	$1,288.6	$39.7	32.5x
					AVERAGE	28.3x

Source: S&P Capital IQ and Pitchbook data as of June 18th, 2026					Combined Averages	32.0x

Comparable M&A and Private Market/VC Investment Transactions Analysis

Newbridge analyzed the last approximately five (5) years of M&A and Private Market/VC Investment transaction data in related sectors to identify transactions where the targets most resembled Elroy Air. The universe of transactions where there were similarities to Elroy Air’s business model, and where financial data was recorded for the transaction value, was generally limited, as is customarily the case relative to public company comparables.

The criteria used to select transactions included: (i) targets that operate in the “Advanced Air Mobility”, “Next-Gen Defense”, or “Autonomous Logistics” sectors; (ii) no geographical restrictions; and (iii) transactions where the identified Enterprise Value/Revenue multiple was known.

The historical average EV/Revenue multiple derived from the selected M&A and Private Market/VC Investment transactions across all three sectors was 33.1x. This multiple was applied to Elroy Air’s FY-2027E Revenue of $30.0M to derive an Enterprise Value of $992.4M. Elroy Air’s net cash position (cash of $2.9M, less total debt of $4.3M) was added to the Enterprise Value to obtain an Implied Equity Value of $991.0M under this analysis.

The table below summarizes the selected M&A and Private Market/VC Investment transactions, sourced from S&P Capital IQ and PitchBook data as of June 18, 2026.

M&A and Private Market Comparables Analysis (2021 – Present) | Industry: Advanced Air Mobility
Closed Date	Transaction Type	Target/Issuer	Transaction Value (USD Millions)	Selected Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
10/19/2021	Later Stage VC	H3 Dynamics	$26.0	Ateq Aviation, Felicity Global Capital	71.8x	France
04/15/2022	M&A	Pipistrel	$239.0	Textron (NYS: TXT)	7.7x	Slovenia
05/13/2022	Later Stage VC	Ampaire	$5.6	Hemisphere Ventures, Impact Assets	9.4x	United States
07/08/2023	Later Stage VC	Speedbird Aero	$2.0	AcNext Capital, MSW Capital	54.6x	Brazil
09/23/2024	Later Stage VC	Pyka	$40.0	Catapult Ventures, Piva Capital	12.5x	United States
10/09/2025	Later Stage VC	Odys Aviation	$26.0	Climate Capital, Y Combinator	50.0x	United States
				Average	34.3x
M&A and Private Market Comparables Analysis (2021 – Present) | Industry: Next Gen Defense Tech
Closed Date	Transaction Type	Target/Issuer	Transaction Value (USD Millions)	Selected Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
06/21/2021	M&A	Boston Dynamics	$880.0	Hyundai Motor (KRX: 005380)	25.5x	United States
10/18/2021	Later Stage VC	Saildrone	$100.0	CCIX Global, Tribe Capital	34.7x	United States
12/27/2021	Later Stage VC	IC Valley Microelectronics	$63.3	Lime Capital, October Assets	34.6x	China
08/16/2024	M&A	BlackSignal	$203.7	Parsons (NYS: PSN)	30.4x	United States
09/06/2024	Later Stage VC	Raphe	$52.9	Think Investments	21.4x	India
06/05/2025	Later Stage VC	Anduril Industries	$2,500.0	Andreessen Horowitz, V12 Partners	30.5x	United States
11/17/2025	M&A	Sentrycs	$224.6	Ondas (NAS: ONDS)	21.0x	Israel
01/08/2026	Later Stage VC	Sensofusion	$52.7	Varma Mutual Pension Insurance	49.3x	Finland
04/23/2026	Later Stage VC	Skydio	$110.0	Bridgespan VC, R+VC	22.0x	United States
05/06/2026	Later Stage VC	Astranis	$455.0	Andreessen Horowitz	39.3x	United States
06/09/2026	Later Stage VC	Iceye	$1,163.1	Lifeline Ventures, Nokia (HEL: NOKIA)	43.3x	Finland
				Average	32.0x

M&A and Private Market Comparables Analysis (2021 – Present) | Industry: Autonomous Driving
Closed Date	Transaction Type	Target/Issuer	Transaction Value (USD Millions)	Selected Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
05/04/2021	Later Stage VC	Focal Point Positioning	$10.0	Delta2020, Geospatial Alpha	29.7x	United Kingdom
11/23/2021	Later Stage VC	Autotalks	$10.0	FIT Hon Teng (HKG: 06088)	20.0x	Israel
02/10/2023	M&A	Velodyne Lidar	$600.0	Ouster (NAS: OUST)	13.4x	United States
05/05/2023	Later Stage VC	Owl AI	$3.5	Mana Ventures, Silicon Catalyst Angels	70.6x	United States
07/11/2023	Later Stage VC	PopcornSAR	$11.4	UN:Ventures	42.0x	South Korea
06/17/2024	Later Stage VC	bitsensing	$25.5	Industrial Bank of Korea (KRX: 024110)	19.0x	South Korea
10/25/2024	Later Stage VC	Waymo	$5,600.0	Alphabet (NAS: GOOGL)	27.3x	United States
10/30/2024	Later Stage VC	Third Wave Automation	$27.0	eGateway Capital, Innovation Endeavors	20.6x	United States
12/02/2024	Later Stage VC	Seoul Robotics	$22.1	Tyche Investment	65.1x	South Korea
03/07/2025	Later Stage VC	Ottometric	$10.3	Proeza Ventures, Rally Ventures	19.4x	United States
04/01/2025	Later Stage VC	Robot.com	$12.0	Lakeside Capital, Raisewell Ventures	35.0x	United States
				Average	32.9x
Source: S&P Capital IQ and Pitchbook data as of June 18th, 2026				Combined Averages	33.1x

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Inflection Point Board in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion.

The estimates of the future performance of Inflection Point and Elroy Air in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analyses described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of Elroy Air.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $957.8M and $991.0M, with a midpoint of $974.4M. The Aggregate Base Consideration to be received by the shareholders of Elroy Air of $800.0M is below the midpoint of the valuation range of the Analyses.

Based upon and subject to the foregoing, it is Newbridge’s opinion that, as of June 25, 2026, (i) the Aggregate Base Consideration to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) Elroy Air has an aggregate fair market value equal to at least eighty percent (80.0%) of the assets held by Inflection Point in its Trust Account for the benefit of the holders of its public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement (the “Opinion”).

The type and amount of consideration payable in the Business Combination was determined through negotiations between Inflection Point and Elroy Air and was approved by the Inflection Point Board. The decision to enter into the Business Combination Agreement was solely that of the Inflection Point Board. As described above, Newbridge’s opinion and analyses were only one of many factors considered by the Inflection Point Board in its evaluation of the Business Combination Agreement and should not be viewed as determinative of the views of Inflection Point’s or Elroy Air’s management with respect to entering into the Business Combination Agreement.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to the Inflection Point Board, Inflection Point agreed to pay Newbridge a total fee of $75,000, payable in the following installments: (i) $15,000 as a non-refundable initial retainer upon execution of the engagement agreement; (ii) an additional $50,000, non-refundable, upon delivery of the signed Opinion in a form reasonably acceptable to the Inflection Point Board; and (iii) a final $10,000 upon delivery of this section of this proxy statement/prospectus to Inflection Point’s legal counsel. No portion of Newbridge’s fee is contingent upon the conclusion reached in the Opinion or the consummation of the Business Combination. In addition, Inflection Point has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion. Inflection Point has also agreed to reimburse Newbridge for any pre-approved expenses incurred in connection with this engagement.

In the past, Newbridge has provided fairness opinion services to Inflection Point Asset Management LLC, and certain of its affiliated SPAC vehicles, including Inflection Point Acquisition Corp. III (NASDAQ:IPCX), Inflection Point Acquisition Corp. IV (NASDAQ:BACQ), Inflection Point Acquisition Corp. V (NASDAQ:IPEX), and Inflection Point Acquisition Corp. VI (NASDAQ:IPFX), which are affiliates of Michael Blitzer, Chairman of the Inflection Point Board, and Kevin Shannon, Inflection Point’s Chief Executive Officer. For such engagements, Newbridge received aggregate fees of $300,000. The Inflection Point Board engaged Newbridge for the services in connection with the rendering of its Opinion to the Inflection Point Board prior to Messrs. Blitzer and Shannon taking roles with Inflection Point. Other than as described herein, Newbridge has not had any material relationship with Inflection Point, Elroy Air, or their respective affiliates.

Projected Financial Information

In connection with Inflection Point’s consideration of the potential Business Combination, Elroy Air provided its internally-derived forecasts for its operations to Inflection Point for use as a component of their overall evaluation of Elroy Air. Those forecasts included certain performance metrics for 2025 and 2026 (the “Projections”). The Projections are included in this proxy statement/prospectus because they were provided to the Inflection Point Board for its evaluation of the Business Combination.

The Projections are included in this proxy statement/prospectus solely to provide Inflection Point’s shareholders access to information made available in connection with the Inflection Point Board’s consideration of the Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was June 2026.

The Projections were prepared in good faith by Elroy Air’s management team and are based on Elroy Air management’s belief that the estimates and assumptions with respect to the expected future financial performance of Elroy Air were reasonable at the time the Projections were prepared and such Projections speak only as of that time. Elroy Air has advised Inflection Point that, as of August 6, 2026, such projections continue to represent the good-faith views of Elroy Air’s management and board of directors regarding Elroy Air’s anticipated future performance. The Projections do not take into account the costs of consummating the Business Combination and other effects on Inflection Point. The Projections do not include the expenses that have been or may be incurred by Elroy Air or Inflection Point in preparation for or in connection with the Business Combination, or the effect on Elroy Air of any business or strategic decision or action that will or may be taken by the combined company as a result of the Closing.

The Projections reflect numerous estimates and assumptions including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Elroy Air’s business, all of which are difficult to predict and many of which are beyond Elroy Air’s and Inflection Point’s control and are subject to significant economic, competitive, and other uncertainties. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. There undoubtedly will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and are subject to periodic changes based on actual experience, events and business developments, and changes in Elroy Air’s capital requirements and net working capital needs.

The disclosure of these financial projections should not be regarded as an indication that Elroy Air’s or Inflection Point’s boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such financial projections necessarily to be predictive of actual future results or to support or fail to support any decision with respect to the Business Combination. Multiple unknown factors, as well as the known factors described herein could cause the forecasts or the underlying assumptions to be inaccurate. As a result, the Projections may not be realized, and actual results may significantly differ from the Projections. The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Elroy Air’s and Inflection Point’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Elroy Air” and “Cautionary Note Regarding Forward-Looking Statements.”

The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections were prepared by Elroy Air’s management in connection with the Business Combination and not for the purpose of providing such Projections publicly or at any other time. Neither the independent registered public accounting firms of Elroy Air or Inflection Point nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent registered public accounting firms of Elroy Air and Inflection Point assume no responsibility for, and disclaim any association with, the Projections. The report of Grant Thornton LLP included in the financial statements in this proxy statement/prospectus relates to the historical financial statements of Elroy Air. It does not extend to the Projections and should not be read to do so.

Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to Inflection Point. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Inflection Point, the Inflection Point Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Inflection Point shareholder regarding the information included in these Projections. The Projections are not fact and are not necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue, or any, reliance on this information. The Projections should not be viewed as public guidance.

The Projections are not included in this proxy statement/prospectus in order to induce any Inflection Point shareholders to vote in favor of any of the proposals at the extraordinary general meeting. Inflection Point and Elroy Air urge you to review the financial statements of Elroy Air included in this proxy statement/prospectus, as well as the financial information in the section of this Proxy Statement/Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure or Projections taken as a whole. The Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of Elroy Air or the combined company following the consummation of the Business Combination.

Certain financial measures in the Projections are not prepared in accordance with U.S. GAAP as supplemental measures to evaluate operational performance. While Elroy Air believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with U.S. GAAP, are not reported by all of Elroy Air’s competitors and may not be directly comparable to similarly titled measures of Elroy Air’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with U.S. GAAP. Financial measures included in the Projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a U.S. GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the Projections were prepared, and therefore none have been provided in this proxy statement/prospectus. The definitions of the non-GAAP measures included in the projections may not align with those underlying the non-GAAP measures presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Elroy Air.”

(USD 000s)	2026E	2027E
Development, Software, & Other Revenue	$5,000 – $7,000	$11,000 – $14,000
Units Sales	—	4 – 6 Units at $3,500 per unit
Research & Development Expenses	$22,000 – $27,000	$37,000 – $45,000
Operating Cash Burn	($27,000) – ($32,000)	($43,000) – ($53,000)
Total Cash Burn	($32,000) – ($39,000)	($57,000) – ($70,000)

Certain Assumptions Regarding the Projections

•        Revenue Assumptions.    Revenue in the Projections is driven primarily by the following assumptions (each of which was material to the revenue forecast) related to two categories of sources:

•         Development Revenue.    Development revenue consists of contractual agreements from third parties to conduct research and development related to specific use cases. These contracts can vary greatly in size, and may or may not be related to future product revenue. The contract revenue can originate from both commercial and government sources. As of June 30, 2026, Elroy Air has recognized approximately $4.5 million in development revenue from 4 independent contracts. For all of 2026, Elroy Air’s management assumes approximately $5 million – $7 million contract revenue. Based on current discussions and continuations of existing contractual arrangements, Elroy Air’s management anticipates between $9.6 million – $11.9 million of development revenue in 2027.

•        Software & Other Revenue.    Elroy Air does not anticipate any sales of aircraft to customers in 2026 and, accordingly, does not include software revenue in its 2026 projections. For 2027, projected software & other revenue reflects Elroy Air’s assumption that software licensing fees and early servicing revenue will begin concurrently with aircraft sales and will equal approximately 10% of the per-unit aircraft sale price of $3.5 million per unit. Based on anticipated sales of 4 to 6 aircraft in 2027, projected software & other revenue is approximately $1.4 million to $2.1 million, which is included in the development, software, & other revenue line. Other revenue is not expected to be an ongoing source of revenue.

•        Unit Sales Revenue.    Based on the anticipated sale of 4 to 6 units (although there exist no binding contracts to deliver the aircraft at the time of the Projections) at an average selling price of $3.5 million per unit, projected unit sales revenue for 2027 is approximately $14.0 million to $21.0 million. Including development, software, & other revenue of $11.0 million to $14.0 million, total projected 2027 revenue is approximately $25.0 million to $35.0 million.

•         Unit Sales.    Elroy Air’s management considers the sale of a Chaparral craft to be a unit sale. In 2026, Elroy Air does not anticipate the sale of any units. In 2027, based on the current demand profile and development schedule, Elroy Air’s management is planning to sell between four and six units in 2027 (although there exist no binding contracts to deliver the aircraft at the time of the Projections) at an average selling price of $3.5 million per unit, projected unit sales revenue for 2027 is approximately $14.0 million to $21.0 million. Including development, software, & other revenue of $11.0 million to $14.0 million, total projected 2027 revenue is approximately $25.0 million to $35.0 million. This estimate is based on best available current information and is subject to the successful testing and appropriate certifications of the Chaparral as well as the maintenance of demand interest from current parties who have indicated purchase intent. The best available indications of this purchase intent are currently the demand pipeline as described in this proxy statement/prospectus.

•  Research & Development Expenses.    Research and development expenses include, but are not limited to, the development of technologies and software related to Elroy Air’s solution offerings. In addition, this represents the cost of experimental craft which are used to test and refine the Chaparral. In 2026, these expenses are anticipated to include the development and test of several experimental craft as well as the accrual of key technologies and parts for future development. The current budget for research and development is anticipated to be between

$22 million and $27 million in 2026 and between $37 million and $45 million in 2027. These ranges are based on management’s best estimate and will vary based on personnel availability, technology development, testing requirements, regulatory processes, corporate liquidity, and customer needs among other factors.

•        Operating Cash Burn.    Operating cash use is the sum of the revenue sources less the cost of goods and services, research and development, general and administrative, and other direct operating costs that are recognized in a given period. This does not reflect capital expenditures. Reflects cash used to fund core operations, including operating losses, before capital expenditures and changes in net working capital.

•        Total Cash Burn.    Reflects total cash usage, including operating cash burn, capital expenditures, and net working capital investment.

Expected Accounting Treatment of the Business Combination

The Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Inflection Point as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Inflection Point immediately following the Domestication will be the same as those immediately prior to the Domestication.

The Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP and not as a business combination. Under this method of accounting, Inflection Point will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Elroy Air issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. Upon the completion of the Business Combination, substantially all of the assets and business of the combined company will be held and operated by New Elroy Air.

Regulatory Matters

Neither Inflection Point nor Elroy Air is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the filing required by and the waiting period under the HSR Act and the other regulatory notices and approvals discussed in “The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. The filing required by the HSR Act was made on September 22, 2026. The waiting period under the HSR Act will expire on October 22, 2026. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Inflection Point’s entry into the Business Combination Agreement, dated as of June 26, 2026, by and among Inflection Point, Merger Sub and Elroy Air, pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination described in the accompanying proxy statement/prospectus, be approved, ratified and confirmed in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The Inflection Point Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, subject to the approval of the other Condition Precedent Proposals, Inflection Point is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal, and completion of the Domestication, is a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal or any of the other Condition Precedent Proposals is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to Closing, the Inflection Point Board has unanimously approved a change of Inflection Point’s jurisdiction of incorporation by deregistering as an exempted company from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with Inflection Point’s plan of domestication, included as an exhibit to the registration statement of which this proxy statement/prospectus is a part, to effect the Domestication, Inflection Point will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Inflection Point will be domesticated and continue as a Delaware corporation.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, (a) the Sponsor will elect to convert each of the then issued and outstanding Inflection Point Class B Shares, on a one-for-one basis, into Inflection Point Class A Shares; (b) in connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares will convert automatically, on a one-for-one basis, into a share of New Elroy Air Common Stock; (ii) each of the then issued and outstanding Inflection Point Warrants will convert automatically, on a one-for-one basis, into New Elroy Air Warrants; and (iii) each Inflection Point Unit issued and outstanding as of immediately prior to the Domestication will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

The Domestication Proposal, if approved, will authorize a change of Inflection Point’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Inflection Point is currently governed by the Companies Act, upon the Domestication, New Elroy Air will be governed by the DGCL. Inflection Point encourages shareholders to carefully consult the information set out below under “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Reasons for the Domestication

The Inflection Point Board believes that it would be in the best interests of Inflection Point, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the Inflection Point Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because New Elroy Air will operate within the United States following the Business Combination, it was the view of the Inflection Point Board that New Elroy Air should be structured as a corporation organized in the United States.

The Inflection Point Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Inflection Point and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as Elroy Air’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Inflection Point believes such clarity would be advantageous to New Elroy Air, the New Elroy Air Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Elroy Air’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Elroy Air’s incorporation in Delaware may make New Elroy Air more attractive to future candidates for the New Elroy Air Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, Inflection Point has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Inflection Point Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Elroy Air to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, Inflection Point believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, Inflection Point believes that the corporate environment afforded by Delaware will enable New Elroy Air to compete more effectively with other public companies in attracting and retaining new directors.

Regulatory Approvals; Third-Party Consents

Inflection Point is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal”. Inflection Point must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Inflection Point and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Proposed Charter and Proposed Bylaws

Commencing with the effective time of the Domestication, the Proposed Charter and the Proposed Bylaws will govern the rights of stockholders in New Elroy Air.

A chart comparing your rights as a holder of Inflection Point Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of New Elroy Air Common Stock can be found in the section of this proxy statement/prospectus entitled “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication

When the Domestication is completed, the rights of stockholders of New Elroy Air will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders of Inflection Point and affect the powers of the New Elroy Air Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders”. For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of New Elroy Air as “shareholders”.

	Delaware	Cayman Islands
Applicable Legislation	General Corporation Law of the State of Delaware.	The Companies Act (As Revised) of the Cayman Islands.
Stockholder/Shareholder Approval of Business Combinations

Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Under the Cayman Companies Act, certain fundamental changes such as a merger or consolidation are required to be approved by a special resolution, and any other authorization as may be specified in the relevant memorandum and articles of association.

In respect of a merger, parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Vote Required for Combinations

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision
Stockholder/Shareholder Votes for Routine Matters

Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.

Under Cayman Islands law and the Cayman Constitutional Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the votes cast by or on behalf of the shareholders present in person or represented by proxy at the applicable general meeting and being entitled to vote on such matter).

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Appraisal Rights and Dissenters’ Rights

A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.

Shareholders generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company. The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Inflection Point or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of Inflection Point except as conferred by law or authorized by the directors or by ordinary resolution of Inflection Point.

	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.

Inflection Point’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) Inflection Point management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against Inflection Point where the individual rights of that shareholder have been infringed or are about to be infringed.

Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•   duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•   duty to not improperly fetter the exercise of future discretion;

•   duty to exercise authority for the purpose for which it is conferred;

•   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•   duty to exercise independent judgment.

	Delaware	Cayman Islands

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Removal of Directors

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified Boards	Classified boards are permitted.	Classified boards are permitted.
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, willful neglect or willful default or the consequences of committing a crime.

Under Inflection Point’s Articles, every director and officer of Inflection Point, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of Inflection Point against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to

	Delaware	Cayman Islands

Inflection Point for any loss or damage incurred by Inflection Point as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.

No directors will be liable to Inflection Point for any loss or damage incurred by Inflection Point as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of the holders of at least two-thirds of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48.2 of the Cayman Constitutional Documents. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as a special resolution of the holders of the Inflection Point Class B Shares, that, Inflection Point be deregistered as an exempted company in the Cayman Islands and be registered by way of continuation as a corporation in the State of Delaware, the amended and restated memorandum and articles of association of Inflection Point, as currently in effect, be replaced in their entirety by the Proposed Charter in the form attached to the proxy statement/prospectus.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved, Inflection Point’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Why Inflection Point Needs Shareholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules, including 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, New Elroy Air may issue securities representing 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock and securities convertible into or exercisable for common stock in connection with the Business Combination.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required prior to the issuance of securities in certain circumstances, including if the number of securities to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.

Upon the consummation of the Business Combination, New Elroy Air expects to issue (A) up to (i) 7,774,166 shares of Series A Preferred Stock as consideration for the Pre-Funded Convertible Notes (taking into account accrued interest through December 31, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date) and (ii) 9,803,922 shares of Series A Preferred Stock pursuant to the Series A SPA; (B) shares of New Elroy Air Common Stock issuable upon conversion of shares of Series A Preferred Stock; (C) (i) New Elroy Air Series A Warrants to purchase up to 7,352,940 shares of New Elroy Air Common Stock, subject to adjustment, at an initial exercise price of $12.00 per share, subject to adjustment, as consideration for the Pre-Funded Warrants, and (ii) New Elroy Air Series A Warrants to purchase up to 9,803,922 shares of New Elroy Air Common Stock, subject to adjustment, at an initial exercise price of $12.00 per share, subject to adjustment, pursuant to the Series A SPA; (D) up to 97,130,318 shares of New Elroy Air Common Stock to the Elroy Air Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) and (E) 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor pursuant to the Series A SPA.

Accordingly, the aggregate number of shares of New Elroy Air Common Stock that New Elroy Air will issue in connection with the Business Combination and that will be issuable upon conversion of the Series A Preferred Stock and New Elroy Air Series A Warrants that New Elroy Air will issue in connection with the Pre-Funded Note Investment and Series A Preferred Stock Investment will exceed 20% of both the voting power and the shares of New Elroy Air Common Stock outstanding before such issuance and may result in a change of control of the registrant, and for these reasons, Inflection Point is seeking the approval of Inflection Point shareholders for the issuance of (i) the shares of Series A Preferred Stock issued as consideration for the Pre-Funded Convertible Notes and pursuant to the Series A SPA, (ii) the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock pursuant to the Certificate of Designation, (iii) the New Elroy Air Series A Warrants issued as consideration for the Pre-Funded Warrants and pursuant to the Series A SPA, (iv) the shares of New Elroy Air Common Stock issuable upon exercise of the New Elroy Air Series A Warrants, and (v) the shares of New Elroy Air Common Stock (including the shares of New Elroy Air Common Stock that will underlie New Elroy Air Options) to be issued as consideration to the Elroy Air Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) as consideration in the Merger.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Stock Issuance Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq Listing Rules, the issuance of (i) the shares of Series A Preferred Stock issued as consideration for the Pre-Funded Convertible Notes and pursuant to the Series A SPA, (ii) the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock pursuant to the Certificate of Designation, (iii) the New Elroy Air Series A Warrants issued as consideration for the Pre-Funded Warrants and pursuant to the Series A SPA, (iv) the shares of New Elroy Air Common Stock issuable upon exercise of the New Elroy Air Series A Warrants, and (v) the shares of New Elroy Air Common Stock (including the shares of New Elroy Air Common Stock that will underlie New Elroy Air Options) to be issued as consideration to the Elroy Air Equity Holders (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) as consideration in the Merger.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Domestication Proposal is approved and the Domestication becomes effective, Inflection Point will replace the Cayman Constitutional Documents, in each case, with the Proposed Organizational Documents of New Elroy Air, pursuant to the DGCL.

Inflection Point’s shareholders are asked to consider and vote upon and to adopt the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Reasons for the Amendments

The Inflection Point Board’s reasons for proposing the Proposed Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex C:

•        To change the corporate name from “Inflection Point Acquisition Corp. VII” to “Elroy Air, Inc.”;

•        To increase the total number of shares of the capital stock from (a) 500,000,000 Class A Shares, 50,000,000 Inflection Point Class B Shares and 5,000,000 preference shares, par value $0.0001 per share, of Inflection Point to (b) [•] shares of New Elroy Air capital stock which consists of (A) [•] shares of New Elroy Air Common Stock, and (B) [•] shares of New Elroy Air Preferred Stock.

•        To authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively);

•        To provide that special meetings of the stockholders of New Elroy Air may be called only by or at the direction of the New Elroy Air Board, the Chairperson of the New Elroy Air Board, the Chief Executive Officer or President, and may not be called by the stockholders or any other person.

•        To provide that all directors will be elected at each annual meeting of stockholders for terms expiring at the next annual meeting of stockholders.

•        To establish advance notice procedures for stockholders seeking to bring business before any meeting of stockholders or to nominate candidates for election as directors at any stockholder meeting.

•        To eliminate the personal liability of directors and officers of New Elroy Air for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the DGCL.

•        To provide for indemnification and advancement of expenses to directors and officers of New Elroy Air to the fullest extent permitted by the DGCL.

•        To specifically deny cumulative voting in the election of directors.

•        To provide that the total number of directors constituting the New Elroy Air Board shall initially be seven (7), which number may thereafter be fixed exclusively by resolution of the New Elroy Air Board, and that vacancies on the New Elroy Air Board shall be filled exclusively by the affirmative vote of a majority of the directors then in office, and not by the stockholders.

•        To authorize the New Elroy Air Board to issue shares of preferred stock in one or more series, including “blank check” preferred stock, and to fix the powers, designations, preferences and rights thereof, without stockholder approval.

•        To provide that at any meeting of stockholders, the holders of a majority of the voting power of the issued and outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals 5A through 5F with effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware.”

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Inflection Point Ordinary Shares.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

If the Domestication Proposal is approved and the closing conditions of the Business Combination are met, Inflection Point will replace the Cayman Constitutional Documents with the Proposed Organizational Documents of New Elroy Air, under the DGCL.

Inflection Point’s shareholders are asked to consider and vote upon and to approve on a non-binding advisory basis by special resolution six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. These six proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, Inflection Point is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Inflection Point, the Inflection Point Board, Elroy Air or the New Elroy Air Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Inflection Point intends that the Proposed Organizational Documents will take effect from the registration of Inflection Point in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Inflection Point, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Inflection Point encourages shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal” — Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The authorized share capital set out in the Cayman Constitutional Documents is US$55,500 divided into 500,000,000 Inflection Point Class A Shares, 50,000,000 Inflection Point Class B Shares and 5,000,000 preference shares of a par value of US$0.0001 each.

The Proposed Organizational Documents authorize [•] shares, consisting of [•] shares of New Elroy Air Common Stock and [•] shares of New Elroy Air Preferred Stock.
	See paragraph 5 of the current Inflection Point amended and restated memorandum of association.	See Article IV of the Proposed Charter.
Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)

The Cayman Constitutional Documents provide that unless Inflection Point consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

	Cayman Constitutional Documents	Proposed Organizational Documents

Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in Inflection Point, including but not limited to: (i) any derivative action or proceeding brought on Inflection Point’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Inflection Point’s current or former director, officer or other employee to Inflection Point or its shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against Inflection Point governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents does not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 53 of the Cayman Constitutional Documents.

These provisions will not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

See Article XI of the Proposed Charter

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5C)

The Cayman Constitutional Documents provide that amendments may generally be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the Inflection Point Ordinary Shares represented in person or by proxy and entitled to vote at an extraordinary general meeting and who vote at the extraordinary general meeting; provided that amendments to Articles 30.1 and 48.2 of the Cayman Constitutional Documents require the affirmative vote of at least ninety per cent (90%) of the votes cast (except where such amendment is proposed in respect of the consummation of a Business Combination, in which case two-thirds suffices).

See Article 18.3 of the Cayman Constitutional Documents.

The Proposed Charter requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares to amend, alter, repeal or rescind Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII, Article XIV, and Article XV of the Proposed Charter. For amendments to other provisions of the Proposed Charter, the DGCL requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

See Article VIII of the Proposed Charter.

The Proposed Charter permits the New Elroy Air Board to amend, alter, repeal or rescind the Proposed Bylaws In addition, the stockholders of the Company may amend, alter, repeal or rescind the Proposed Bylaws by the affirmative vote

	Cayman Constitutional Documents	Proposed Organizational Documents
of at least two-thirds of the voting power of all of the then outstanding shares of voting stock entitled to vote generally in an election of directors. See Article V of the Proposed Charter.
Removal of Directors (Advisory Organizational Documents Proposal 5D)

The Cayman Constitutional Documents provide that prior to the closing of an initial business combination, only holders of Founder Shares are entitled to vote on the removal of any director, and that after the closing of an initial business combination, shareholders may by an ordinary resolution remove any director.

See Article 30 of the Cayman Constitutional Documents.

The Proposed Organizational Documents permit the removal of any director or the entire board, with or without cause, and only by the affirmative vote of the holders of at least two-thirds of the total voting power of all then-outstanding shares of capital stock of New Elroy Air entitled to vote generally in the election of directors, at a meeting duly called for that purpose.

See Article VI, Section 6.5 of the Proposed Charter.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5E)

The Cayman Constitutional Documents permit shareholders to approve matters by unanimous written resolution of all of the shareholders entitled to receive notice of and to attend and vote at general meetings.

See Article 23.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting; provided that any action required or permitted to be taken by the holders of New Elroy Air Preferred Stock, voting separately as a class or separately as a class with one or more other such series, may be taken without a meeting if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in compliance with the DGCL.

See Article VII, Section 7.1 of the Proposed Charter.

Other Changes In Connection With Adoption of the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5F)

The Cayman Constitutional Documents include provisions related to Inflection Point’s status as a blank check company prior to the consummation of an initial business combination.

See Article 48 of the Cayman Constitutional Documents.

The Proposed Organizational Documents (1) change the corporate name from “Inflection Point Acquisition Corp. VII” to “Elroy Air, Inc.”, (2) make New Elroy Air’s corporate existence perpetual and (3) do not include such provisions related to Inflection Point’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as Inflection Point will cease to be a blank check company at such time.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as six separate special resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved:

•        Proposal 5A — Under the Proposed Organizational Documents, New Elroy Air would be authorized to issue (A) [•] shares of New Elroy Air Common Stock and (B) [•] shares of preferred stock, par value $0.0001 per share.

•        Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

•        Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Elroy Air to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

•        Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all the outstanding shares of capital stock of New Elroy Air entitled to vote generally in the election of directors, to remove a director, with or without cause.

•        Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

•        Proposal 5F — The Proposed Charter would (1) change the corporate name from “Inflection Point Acquisition Corp. VII” to “Elroy Air, Inc.”, (2) make New Elroy Air’s corporate existence perpetual and (3) remove certain provisions related to Inflection Point’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, Inflection Point has agreed to take all necessary action, including causing the members of the Inflection Point Board to resign, so that effective at the Closing, the entire New Elroy Air Board will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of the Nasdaq. The directors will consist of seven (7) members, with each director having a term that expires at our annual meeting of stockholders and when his or her respective successor is duly elected and qualified or upon his or her earlier resignation, death, disqualification or removal.

Inflection Point is proposing the approval by ordinary resolution of the election of the following seven individuals, who will take office immediately following the Closing and who will constitute all the members of the New Elroy Air Board: Andrew Clare, David Merrill, Dean Donovan, [•], [•], [•], and [•].

If elected, each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal. In addition, it is anticipated that [•] will be designated as Chairman of the New Elroy Air Board. Each of [•], [•], [•], [•], and [•] are expected to qualify as an independent director under Nasdaq listing standards.

There are no family relationships among any of the Company’s directors and executive officers.

Subject to other provisions in the Proposed Charter, the number of directors that constitutes the entire New Elroy Air Board will be fixed solely by resolution of the New Elroy Air Board. Each director of the Company will hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death, disqualification or removal.

Under the Proposed Charter, and subject to the rights of holders of New Elroy Air Preferred Stock with respect to the election of directors, the directors of the Company will not be classified. The directors of the Company will serve until the first annual meeting of stockholders of Company to be held following the date of Closing and until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal.

No decrease in the number of directors constituting the New Elroy Air Board will shorten the term of any incumbent director.

Subject to the rights of holders of any series of New Elroy Air Preferred Stock with respect to the election of directors, any director or the entire board may be removed from office by the stockholders of the Company, with or without cause, by the affirmative vote of at least two-thirds of the total voting power of all the outstanding shares of capital stock of New Elroy Air entitled to vote generally in the election of directors, at a meeting duly called for that purpose. Vacancies occurring on the New Elroy Air Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the New Elroy Air Board, although less than a quorum, or by a sole remaining director, and not by stockholders of the Company. A person so elected by the New Elroy Air Board to fill a vacancy or newly created directorship will hold office until such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by the holders of the Inflection Point Class B Shares.

The Inflection Point Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the record date and is based in part on information furnished by the nominees and in part from the Company’s and Elroy Air’s records.

Information about Officers, Directors and Nominees

At the effective time of the Business Combination, in accordance with the terms of the Business Combination Agreement and assuming the election of the nominees set forth in this section, the members of the New Elroy Air Board and officers of the Company will be as follows:

Name	Age	Position
Andrew Clare	[•]	Chief Executive Officer, Director Nominee
David Merrill	[•]	Director Nominee
Dean Donovan	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the anticipated members of the New Elroy Air Board and officers of New Elroy Air following the Closing, see the sections entitled “Management of the Company Following the Business Combination — Officers, Directors and Key Employees” and “Information About Inflection Point — Directors and Executive Officers” and “— Executive and Director Compensation”.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution of the holders of Inflection Point Class B Shares, being the affirmative vote of holders of at least a simple majority of the Inflection Point Class B Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The holders of Inflection Point Class A Shares will have no right to vote on the Director Election Proposal, in accordance with Article 30.1 of the Cayman Constitutional Documents.

In the event that one or more nominees is not elected under the Director Election Proposal, the Inflection Point Board is permitted under Article 31 of the Cayman Constitutional Documents to appoint any person to be a director.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the New Elroy Air Board upon the Closing of the Business Combination:

Andrew Clare

David Merrill

Dean Donovan

[•]

[•]

[•]

[•]

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE NEW ELROY AIR BOARD.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE NEW ELROY AIR INCENTIVE PLAN PROPOSAL

Overview

Inflection Point is asking its shareholders to approve the New Elroy Air 2026 Equity Incentive Plan (the “New Equity Incentive Plan”). The New Equity Incentive Plan is being adopted in connection with the Business Combination Agreement and will become effective upon the Closing. The 2016 Plan will expire as of the effective date of the proposed Business Combination (the “Effective Date”) and no awards will be granted under the 2016 Plan following its termination. The New Equity Incentive Plan, if approved by shareholders, will allow New Elroy Air to provide equity awards to eligible service providers of New Elroy Air as part of New Elroy Air’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the Company’s business and increased shareholder value. Non-approval of the New Equity Incentive Plan will compel New Elroy Air to significantly increase the cash component of employee compensation following the Closing to continue to attract and retain highly talented personnel because New Elroy Air would need to replace components of compensation the Company previously delivered in equity awards, which would therefore reduce New Elroy Air’s operating cash flow.

Both of the boards of directors of Inflection Point and Elroy Air believe that long-term incentive compensation programs help align more closely the interests of management, employees and shareholders to create long-term shareholder value. Equity plans such as the New Equity Incentive Plan will increase New Elroy Air’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, will help New Elroy Air to recruit, reward, motivate, and retain talented personnel. Both boards of directors of Inflection Point and Elroy Air believe that the approval of the New Equity Incentive Plan is essential to New Elroy Air’s continued success, and in particular, New Elroy Air’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which New Elroy Air will compete. Such awards also are crucial to New Elroy Air’s ability to motivate employees to achieve its goals.

Summary of the New Equity Incentive Plan

The following paragraphs provide a summary of the principal features of the New Equity Incentive Plan and its operation. However, this summary is not a complete description of all of the provisions of the New Equity Incentive Plan and is qualified in its entirety by the specific language of the New Equity Incentive Plan. A copy of the New Equity Incentive Plan is attached to this proxy statement/prospectus as Annex G.

Types of Awards

The grant of a benefit or award under the New Equity Incentive Plan is referred to as an “award.” Awards may be granted in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

Purposes of the New Equity Incentive Plan

The purpose of the New Equity Incentive Plan will be to advance the interests of New Elroy Air and its shareholders by providing an incentive to attract, retain and reward persons performing services for New Elroy Air and by motivating such persons to contribute to the growth and profitability of New Elroy Air.

Eligibility

The New Equity Incentive Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to New Elroy Air’s employees and any of its parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights and performance awards to employees, directors and consultants of New Elroy Air and employees and consultants of any of its parents or subsidiaries.

Following the Closing, we expect New Elroy Air to have [•] non-employee directors, and approximately [•] employees (including employee directors) and approximately [•] consultants who will be eligible to receive awards under the New Equity Incentive Plan.

Authorized Shares

Subject to the adjustment provisions contained in the New Equity Incentive Plan and the evergreen provision described below, a total of [12]% of the number of fully-diluted shares of New Elroy Air Common Stock outstanding as of immediately after the Closing (assuming all shares of Common Stock reserved under the Plan have been issued, rounded up to the nearest whole share), will be initially reserved for issuance pursuant to the New Equity Incentive Plan, subject to a maximum of [•] shares.

For purposes of the New Equity Incentive Plan, the calculation of our fully-diluted shares will include (i) outstanding shares of preferred stock and common stock, (ii) shares subject to outstanding compensatory equity awards (with performance-based awards calculated at the “target” level of achievement) and (iii) shares subject to other outstanding equity securities and the conversion of all convertible securities into shares of New Elroy Air Common Stock. Assuming there are no redemptions in connection with the Business Combination, the estimated number of fully-diluted shares (calculated including preferred stock on an as-converted basis and assuming all shares of New Elroy Air Common Stock reserved under the New Equity Incentive Plan have been issued) as of the closing of the Business Combination will be [•] shares; therefore, the maximum potential initial share limit for the New Equity Incentive Plan as of the Closing of the Business Combination will be [•] shares.

The maximum number of shares that may be delivered pursuant to the exercise of incentive stock options granted under the New Equity Incentive Plan is [•] shares (but in no event will be a number of shares greater than the applicable aggregate share reserve limit).

[The number of shares available for issuance under the New Equity Incentive Plan also will include an annual increase, or the evergreen feature, on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, equal to (i) 5% of the aggregate number of shares of New Elroy Air Common Stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares, if any, as the New Elroy Air Board may determine.]

Shares issuable under the New Equity Incentive Plan may be authorized, but unissued, or reacquired shares of New Elroy Air Common Stock.

Shares subject to awards granted under New Equity Incentive Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our New Equity Incentive Plan. Additionally, with respect to awards previously granted under our 2016 Plan and which are granted under our New Equity Incentive Plan, any shares subject to such awards that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, and any shares subject to such awards which are not issued because the award is settled in cash, or because the award expires or otherwise terminates without all the shares having been issued, will become available for future grant under the New Equity Incentive Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of New Elroy Air, or other change in the corporate structure of New Elroy Air affecting the shares (other than any ordinary dividends or other ordinary distributions), the committee may, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the New Equity Incentive Plan, adjust the number and class of shares that may be delivered under the New Equity Incentive Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the New Equity Incentive Plan.

Plan Administration

The New Elroy Air Board or one or more committees appointed by the New Elroy Air Board will have authority to administer the New Equity Incentive Plan. The compensation committee of the New Elroy Air Board initially will administer the New Equity Incentive Plan. In addition, to the extent it is desirable to qualify transactions under the

New Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the New Equity Incentive Plan, the committee has the power to administer the New Equity Incentive Plan and make all determinations deemed necessary or advisable for administering the New Equity Incentive Plan, including the power to determine the fair market value of the Combined Company Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the New Equity Incentive Plan, determine the terms and conditions of awards (including the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the New Equity Incentive Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the New Equity Incentive Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award.

Stock Option and SAR Repricing

The New Equity Incentive Plan expressly provides that the committee has the authority to provide for any of the following with respect to underwater stock options or stock appreciation rights, as determined in its sole discretion:

(1) either the cancellation of such outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price, (2) the issuance of new full value awards in exchange for the cancellation of such outstanding options or stock appreciation rights, or (3) the cancellation of such outstanding options or stock appreciation rights in exchange for payments in cash.

Stock Options

New Elroy Air Options may be granted under the New Equity Incentive Plan. The per share exercise price of options granted under the New Equity Incentive Plan generally must be equal to at least 100% of the fair market value of a share of New Elroy Air Common Stock on the date of grant. As of [___], 2026 the closing price of Inflection Point’s Common Stock was $____ per share.

The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of Combined Company’s (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of New Elroy Air Common Stock on the grant date. The committee will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of New Elroy Air Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law.

After the cessation of service of an employee, director or consultant, he or she may exercise his or her option, to the extent then vested, for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to disability, the option will remain exercisable, to the extent then vested for twelve months, and if the cessation is due to death, the option will remain exercisable, to the extent then vested for eighteen months. If such cessation is due to any reason other than cause, in the absence of a specified time in an award agreement, the option will remain exercisable, to the extent then vested, for three months following the cessation of service. If such cessation is for cause, the entirety of the option is automatically forfeited upon termination. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the New Equity Incentive Plan, the committee determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the New Equity Incentive Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the New Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of New Elroy Air Common Stock between the exercise date and the date of grant. Stock appreciation rights may be granted in tandem with all or any portion of a related option (a “Tandem SAR”) or may be granted independently of any option (a “Freestanding SAR”). A Tandem SAR may only be granted concurrently with the grant of the related option. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled, and upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related option was exercised. Unless otherwise specified by the committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to disability, the stock appreciation right will remain exercisable, to the extent then vested for twelve months, and if the cessation is due to death, the stock appreciation right will remain exercisable, to the extent then vested for eighteen months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the New Equity Incentive Plan, the committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of New Elroy Air Common Stock, or a combination of both, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the New Equity Incentive Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the New Equity Incentive Plan. Restricted stock awards are grants of shares of New Elroy Air Common Stock that may have vesting requirements under any such terms and conditions established by the committee. The committee will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the New Equity Incentive Plan, will determine the terms and conditions of such awards. The committee may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the committee may set restrictions based on the achievement of specific performance goals or continued service to us). The committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The committee may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the committee provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units (RSUs)

RSUs may be granted under the New Equity Incentive Plan. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of New Elroy Air Common Stock. Subject to the provisions of the New Equity Incentive Plan, the committee determines the terms and conditions of RSUs, including any vesting criteria and the form and timing of payment. The committee may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the committee in its discretion. The committee, in its sole discretion, may pay earned RSUs in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the New Equity Incentive Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the committee may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the committee. Subject to the terms and conditions of the New Equity Incentive Plan, the committee determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The committee may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the committee in its discretion. The committee, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Director Compensation Limits

All non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the New Equity Incentive Plan. The New Equity Incentive Plan provides that in any one year period measured commencing on the date of our annual meeting of shareholders for a particular year that is held following the Closing of the Business Combination and ending on the day immediately prior to the date of our annual meeting of shareholders for the next subsequent year, the maximum number of shares of common stock subject to stock awards granted under the New Equity Incentive Plan or otherwise during any period to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such period for service on the board of directors (but excluding any expense reimbursements or distributions from any deferred compensation program applicable to the non-employee director), will not exceed $750,000 in total value, or $1,000,000 in total value for the year in which the non-employee director is first appointed or elected to the board (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the non-employee directors under the New Equity Incentive Plan in the future.

Non-Transferability of Awards

Unless the committee provides otherwise, the New Equity Incentive Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution or pursuant to a domestic relations order, and only the recipient of an award may exercise an award during his or her lifetime. If the committee makes an award transferable, such award will contain such additional terms and conditions as the committee deems appropriate.

Merger or Change in Control

The New Equity Incentive Plan provides that in the event of New Elroy Air’s change in control, as defined in the New Equity Incentive Plan, each outstanding award will be treated as the committee determines in accordance with the definitive agreement entered into in connection with such change in control, without a participant’s consent. The administrator may provide that awards granted under the New Equity Incentive Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the change in control in exchange for no consideration or for such consideration as determined by the committee, become vested and exercisable or payable and be terminated in connection with the change in control, be terminated in exchange for cash or other property or any combination of the above. The committee is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

The committee may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. In addition, in the event of a change in control, awards granted to a non-employee director will fully vest.

Forfeiture and Clawback

Awards will be subject to any clawback policy we may adopt pursuant to the listing standards of any national securities exchange or association on which New Elroy Air securities are listed or as is otherwise required by applicable laws. The committee also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The committee may require a participant to forfeit or return to New Elroy Air or reimburse New Elroy Air for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of New Elroy Air as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The New Equity Incentive Plan will become effective upon the Closing and will continue in effect until terminated by the committee. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the date the committee most recently approved the applicable number of shares issuable pursuant to exercises of incentive stock options, or the date stockholders most recently approved the maximum applicable number of shares issuable pursuant to exercise of incentive stock options. In addition, the committee will have the authority to amend, suspend, or terminate the New Equity Incentive Plan or any part of the New Equity Incentive Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the New Equity Incentive Plan. The summary is based on existing U.S. laws and regulations as of the date of this proxy statement/prospectus, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of RSUs or a performance award. A participant who is granted RSUs or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, generally such ordinary income is subject to income tax withholding and certain employment tax withholdings also would apply to the shares that vest. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the New Equity Incentive Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Medicare Surtax

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares of New Elroy Air Common Stock issued pursuant to awards under the New Equity Incentive Plan. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

Tax Effects for New Elroy Air

New Elroy Air generally will be entitled to a tax deduction in connection with an award under the New Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to New Elroy Air’s chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMBINED COMPANY WITH RESPECT TO AWARDS UNDER THE NEW EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

Number of Awards Granted to Employees, Consultants and Directors

The number of awards that an employee, director, or consultant may receive under the New Equity Incentive Plan is in the discretion of the committee and therefore cannot be determined in advance. Inflection Point previously has not sponsored an equity incentive plan, and, therefore, the aggregate number of shares of the New Elroy Air Common Stock which would have been received by or allocated to New Elroy Air’s named executive officers; executive officers, as a group, directors who are not executive officers, as a group, and all other current employees who are not executive officers, as a group is not determinable. No Awards have been previously granted under the New Equity Incentive Plan which are contingent upon approval of the Incentive Plan Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the New Equity Incentive Plan, in the form attached to the proxy statement/prospectus as Annex G, be adopted and approved.”

Vote Required for Approval

The approval of the Incentive Plan Proposal requires an ordinary resolution under the Companies Act, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established. The Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. If the Condition Precedent Proposals are not approved, the Incentive Plan Proposal will not be presented at the extraordinary general meeting. The Incentive Plan Proposal will only become effective if the Business Combination is completed.

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the chairman of the Inflection Point Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, or convenient, (i) to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other Transaction. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Inflection Point and their members and shareholders, respectively, to make purchases of Inflection Point Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the chairman of the Inflection Point Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Inflection Point Fund and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations (a) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of Inflection Point Class A Shares and Inflection Point Warrants (each, an “Inflection Point Security”) of the Domestication, (b) for Holders of Inflection Point Class A Shares that exercise their redemption rights in connection with the Business Combination, (c) for Holders of New Elroy Air Common Stock and New Elroy Air Warrants (each, a “New Elroy Air Security”) of the Merger, (d) for Holders of Elroy Air Common Stock of the Merger, and (e) for Holders of New Elroy Air Common Stock of the ownership and disposition of New Elroy Air Common Stock. With respect to the ownership and disposition of New Elroy Air Common Stock, this discussion is limited to New Elroy Air Common Stock received in connection with the Domestication or the Merger. This section applies only to Holders that hold their Inflection Point Securities, New Elroy Air Securities and Elroy Air Common Stock as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not address the U.S. federal income tax consequences (i) to the Sponsor or its affiliates or any other sponsor, officers or directors of Inflection Point, (ii) to any person holding Founder Shares, Private Placement Units, Series A Preferred Stock, New Elroy Air Series A Investor Warrants, Pre-Funded Convertible Notes, Pre-Funded Convertible Note Investor Warrants or any securities issued pursuant to the Closing PIPE Investment, (iii) to any Holder of Elroy Air Common Stock that exercises appraisal rights in connection with the Merger, or (iv) of the receipt of any earnout shares in connection with, and subsequent to, the transactions described herein. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state, or local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules with respect to the Inflection Point Securities or New Elroy Air Securities;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or pass-through entities (including S Corporations), or persons that hold or will hold the Inflection Point Securities or New Elroy Air Securities through such partnerships or pass-through entities;

•        U.S. expatriates or former long-term residents of the United States;

•        except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of Inflection Point Ordinary Shares, Elroy Air’s stock or New Elroy Air’s stock;

•        persons that acquired their Inflection Point Securities, Elroy Air Common Stock or New Elroy Air Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold or will hold their Inflection Point Securities, Elroy Air Common Stock or New Elroy Air Securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•        U.S. Holders whose functional currency is not the U.S. dollar; or

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Inflection Point Securities, New Elroy Air Securities or Elroy Air Common Stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding any Inflection Point Securities, New Elroy Air Securities or Elroy Air Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Domestication, the Merger, the exercise of redemption rights with respect to Inflection Point Class A Shares and the ownership and disposition of New Elroy Air Securities.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. Inflection Point has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A ORDINARY SHARES, THE MERGER AND THE OWNERSHIP AND DISPOSITION OF NEW ELROY AIR SECURITIES. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO INFLECTION POINT CLASS A SHARES, THE MERGER AND THE OWNERSHIP AND DISPOSITION OF NEW ELROY AIR SECURITIES, AS APPLICABLE, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because the components of an Inflection Point Unit are generally separable at the option of the holder, the holder of an Inflection Point Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Inflection Point Class A Share and Inflection Point Warrant components of the Inflection Point Unit, and the discussion below with respect to actual holders of Inflection Point Class A Shares and Inflection Point Warrants also should apply to holders of Inflection Point Units (as the deemed owners of the underlying Inflection Point Class A Shares and Inflection Point Warrants that constitute the Inflection Point Units). Accordingly, the separation of an Inflection Point Unit into one Inflection Point Class A Share and the one-third of one Inflection Point Warrant underlying the Inflection Point Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Inflection Point securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Domestication and the Business Combination (including the exercise of any redemption rights) with respect to any Inflection Point Class A Shares and Inflection Point Warrants held through Inflection Point Units (including alternative characterizations of Inflection Point Units).

I.       TAX TREATMENT OF THE DOMESTICATION

The U.S. federal income tax consequences to the Holders of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, Inflection Point will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, in connection with the Closing, will be renamed “Elroy Air, Inc.”.

Whether the Domestication will qualify as an F Reorganization is not free from doubt due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to an entity that holds only investment-type assets. White & Case will deliver an opinion that, based on customary assumptions, representations and covenants, the Domestication should qualify as an F Reorganization, which such opinion will be filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part. The obligations of Inflection Point to undertake the Domestication and the Business Combination are not conditioned on the receipt of an opinion regarding the Domestication’s qualification as an F Reorganization. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. Inflection Point has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Domestication. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Assuming the Domestication qualifies as an F Reorganization, the Domestication should be treated for U.S. federal income tax purposes as if Inflection Point (a) transferred all of its assets and liabilities to New Elroy Air in exchange for all of the outstanding stock and rights of New Elroy Air; and (b) then distributed such shares of stock and rights of New Elroy Air to the holders of securities of Inflection Point in liquidation of Inflection Point. The taxable year of Inflection Point will be deemed to end on the date of the Domestication.

If the Domestication fails to qualify as an F Reorganization, a Holder of Inflection Point Securities generally would be treated for U.S. federal income tax purposes as having exchanged its Inflection Point Securities for New Elroy Air Securities in a taxable transaction. In such case, a Holder generally would recognize gain or loss in an amount equal to the difference between the fair market value of the New Elroy Air Securities received and such Holder’s adjusted tax basis in the Inflection Point Securities deemed surrendered in exchange therefor, and any such gain or loss generally would be capital gain or loss (subject to the PFIC rules discussed below). The particular tax consequences to each Holder would depend on such Holder’s specific facts and circumstances, including its holding period and tax basis in the relevant Inflection Point Securities.

Accordingly, each Holder of Inflection Point Securities is urged to consult its tax advisor with respect to the particular tax consequence of the Domestication to such Holder.

II.     U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of an Inflection Point Security, Elroy Air Common Stock or a New Elroy Air Security, as applicable, who or that is for U.S. federal income tax purposes a “U.S. person.” A U.S. person is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

A.     Tax Effects of the Domestication to U.S. Holders of Inflection Point Securities

1.      Generally

Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of Inflection Point Securities generally are not expected to recognize gain or loss for U.S. federal income tax purposes in connection with the Domestication, except as provided below under the sections entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares” and “— 5. PFIC Considerations”.

Subject to the discussion below under the section entitled “— 5. PFIC Considerations”, if the Domestication fails to qualify as an F Reorganization, a U.S. Holder of Inflection Point securities generally would recognize gain or loss with respect to its Inflection Point Securities in an amount equal to the difference, if any, between the fair market value of the corresponding New Elroy Air Securities received in the Domestication and the U.S. Holder’s adjusted tax basis in its Inflection Point Securities surrendered.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to Inflection Point Class A Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights, including the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

2.      Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “— 5. PFIC Considerations”: (a) the tax basis of a share of New Elroy Air Common Stock or a New Elroy Air Warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Inflection Point Class A Share or Inflection Point Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (b) the holding period for a share of New Elroy Air Common Stock or a New Elroy Air Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Inflection Point Class A Share or Inflection Point Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, the U.S. Holder’s basis in the New Elroy Air Common Stock and New Elroy Air Warrants would be equal to the fair market value of such New Elroy Air Common Stock and New Elroy Air Warrants on the date of the Domestication, and such U.S. Holder’s holding period for such New Elroy Air Common Stock and New Elroy Air Warrants would begin on the day following the date of the Domestication. Holders who hold different blocks of Inflection Point Securities (generally, Inflection Point Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Inflection Point Securities.

3.      Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “— 5. PFIC Considerations”, Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

As noted above, although the redemptions of U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication, and the determination of whether a U.S. Holder is a 10% U.S. Shareholder (as defined below) or is otherwise subject to Section 367 of the Code would be determined as if the redemptions had not yet occurred at the time of the Domestication. U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication.

a.      U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Ordinary Shares

Subject to the discussion below under the section entitled “— 5. PFIC Considerations”, a U.S. Holder who beneficially owns (directly, indirectly or constructively) ten percent (10%) or more of the total combined voting power of all classes of Inflection Point shares entitled to vote or ten percent (10%) or more of the total value of all classes of

Inflection Point shares (a “10% U.S. Shareholder”) on the date of the Domestication must include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to the Inflection Point Class A Ordinary Shares it directly owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Inflection Point Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Inflection Point Class A Shares is the net positive earnings and profits of Inflection Point (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Inflection Point Class A Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Inflection Point Class A Shares. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock generally is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

[Inflection Point does not expect to have significant cumulative net earnings and profits on the date of the Domestication.] If Inflection Point’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Inflection Point Class A Shares. However, the determination of earnings and profits is complex and may be impacted by numerous factors. Inflection Point’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by Inflection Point under Treasury Regulations under Section 367 of the Code as a result of the Domestication.

b.      U.S. Holders Who Own Less Than 10% (By Vote or Value) of Inflection Point Ordinary Shares

Subject to the discussion below under the section entitled “— 5. PFIC Considerations”, a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication will recognize gain (but not loss) with respect to its Inflection Point Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s Inflection Point Class A Shares as described below.

Subject to the discussion below under the section entitled “— 5. PFIC Considerations”, unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Elroy Air Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such New Elroy Air Common Stock over the U.S. Holder’s adjusted tax basis in the Inflection Point Class A Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Inflection Point Class A Shares (generally, Inflection Point Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend deemed paid by Inflection Point the “all earnings and profits amount” attributable to its Inflection Point Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Inflection Point (or New Elroy Air) establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Inflection Point Class A Shares and (B) a representation that the U.S. Holder has notified Inflection Point (or New Elroy Air) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to Inflection Point or New Elroy Air no later than the date such tax return is filed. In connection with this election, New Elroy Air will reasonably cooperate with U.S. Holders of Inflection Point Class A Shares, upon request, to make available to such requesting U.S. Holders information regarding Inflection Point’s earnings and profits.

Inflection Point does not expect to have significant cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Inflection Point had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Inflection Point Class A Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by Inflection Point under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS INFLECTION POINT CLASS A SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Inflection Point Class A Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “— 5. PFIC Considerations”.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

4.      Tax Consequences for U.S. Holders of Inflection Point Warrants

Assuming the Domestication qualifies as an F Reorganization, subject to the considerations described above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares — a. U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Inflection Point Shares” relating to a U.S. Holder’s ownership of Inflection Point Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below under the section entitled “— 5. PFIC Considerations” relating to the PFIC rules, a U.S. Holder of Inflection Point Warrants should not be subject to U.S. federal income tax with respect to the exchange of Inflection Point Warrants for New Elroy Air Warrants in the Domestication.

5.      PFIC Considerations

Regardless of whether the Domestication qualifies as an F Reorganization (and, if the Domestication qualifies as an F Reorganization, in addition to the discussion above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares”), the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Inflection Point is considered a passive foreign investment company (i.e., a PFIC).

a.      Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (a) at least seventy five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least twenty five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually; further, once a foreign corporation is classified as a PFIC with respect to a U.S. Holder during any given year, it retains such classification for that U.S. Holder’s entire holding period.

b.      PFIC Status of Inflection Point

Because Inflection Point is a blank check company with no current active business prior to the Business Combination, and based upon the composition of its income and assets, and upon a review of its financial statements, Inflection Point believes that it likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication. However, Inflection Point’s actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to Inflection Point’s status as a PFIC for the taxable year which ends as a result of the Domestication. In addition, Inflection Point’s U.S. counsel expresses no opinion with respect to Inflection Point’s PFIC status for any taxable year.

c.      Effects of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would include an Inflection Point Warrant) to acquire the stock of a PFIC as stock of the PFIC, exchanging warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Inflection Point Class A Shares and Inflection Point Warrants as a result of the Domestication if:

(i)     Inflection Point were classified as a PFIC at any time during such U.S. Holder’s holding period in such Inflection Point Class A Shares or Inflection Point Warrants; and

(ii)    the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Inflection Point Class A Ordinary Shares or in which Inflection Point was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) an MTM Election (as defined below) with respect to such Inflection Point Class A Ordinary Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to warrants.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Inflection Point. Under these rules (the “excess distributions regime”):

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Inflection Point Class A Shares or Inflection Point Warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Inflection Point was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year or portion thereof (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by Inflection Point, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under these rules is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Shares”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Inflection Point Class A Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Inflection Point Class A Shares and Inflection Point Warrants under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Inflection Point Class A Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder”.

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include an Inflection Point Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, it is possible that the proposed Treasury Regulations issued under the PFIC rules, if finalized in their current form, would apply to cause gain recognition on the exchange of Inflection Point Warrants for New Elroy Air Warrants pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of Inflection Point Class A Ordinary Shares or a U.S. Holder of Inflection Point Warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, if Inflection Point is considered a PFIC, the Domestication could be a taxable event under the PFIC rules regardless of whether the Domestication qualifies as an F Reorganization, and, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distribution regime in the manner set forth above.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

d.      QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Inflection Point as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Inflection Point Class A Shares during which Inflection Point qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s Inflection Point Class A Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to such purging election subject to the excess distribution regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Inflection Point Class A Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Inflection Point Class A Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its Inflection Point Class A Shares is contingent upon, among other things, the provision by Inflection Point of a “PFIC Annual Information Statement” to such U.S. Holder. New Elroy Air will reasonably cooperate with any requesting U.S. Holder to provide PFIC Annual Information Statements to such requesting U.S. Holder of Inflection Point Class A Shares with respect to each taxable year for which Inflection Point is determined to be a PFIC. As discussed above, a U.S. Holder is not able to make a QEF Election with respect to Inflection Point Warrants under current law. An Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their Inflection Point Class A Ordinary Shares. As a result, an Electing Shareholder generally is not expected to recognize gain or loss as a result of the Domestication except to the extent described under “— 3. Effects of Section 367 to U.S. Holders of Inflection Point Class A Ordinary Shares”, and subject to the discussion above under “— A. Tax Effects of the Domestication to U.S. Holders”, but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Inflection Point, whether or not such amounts are actually distributed.

The impact of the PFIC rules on a U.S. Holder of Inflection Point Class A Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may elect to mark such stock to its market value each taxable year if such stock is “marketable stock”, generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. No assurance can be given that Inflection Point Class A Shares are considered to be marketable stock for purposes of the MTM Election for any taxable year or whether the other requirements of this election are satisfied. If such an election is available and has been made, such Electing Shareholder generally would not be subject to the excess distributions regime discussed above with respect to their Inflection Point Class A Shares in connection with the Domestication. Instead, in general, such Electing Shareholder will include as ordinary income each year the excess, if any, of the fair market value of its Inflection Point Class A Shares at the end of its taxable year over its adjusted tax basis in its Inflection Point Class A Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Inflection Point Class A Shares over the fair market value of its Inflection Point Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s tax basis in its Inflection Point Class A Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Inflection Point Class A Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the Inflection Point Class A Shares in which Inflection Point is a PFIC, then the excess distribution regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, Inflection Point Class A Shares, including in connection with the Domestication. Under current law, an MTM Election is not available with respect to warrants, including Inflection Point Warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS OF INFLECTION POINT SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

B.     Tax Effects to U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights

1.      Generally

The U.S. federal income tax consequences to a U.S. Holder of Inflection Point Class A Shares that exercises its redemption rights with respect to its Inflection Point Class A Shares will depend on whether the redemption qualifies as a sale of shares under Section 302 of the Code. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “— 3. Taxation of Redemption

Treated as a Sale”. If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “— 2. Taxation of Redemption Treated as a Distribution”.

Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of Inflection Point stock treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder as a result of owning Inflection Point Warrants and any shares that a U.S. Holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of the stock of Inflection Point outstanding both before and after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in Inflection Point or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of Inflection Point Warrants. Moreover, any shares that a U.S. Holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than eighty percent (80%) of the percentage of Inflection Point’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (taking into account redemptions by other holders and possibly the New Elroy Air stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. Holder’s interest in Inflection Point if either (1) all of the shares actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning Inflection Point Warrants). The redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Inflection Point. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Inflection Point will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction”.

If none of the foregoing tests is satisfied, then the redemption of shares will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— 2. Taxation of Redemption Treated as a Distribution”. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Inflection Point stock or, if it has none, to the U.S. Holder’s adjusted tax basis in its Inflection Point Warrants or possibly in other Inflection Point stock constructively owned by it.

Redeeming U.S. Holders generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) or any corporate distributions deemed received on its Inflection Point Class A Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who actually or constructively own at least five percent (5%) by vote or value (or, if Inflection Point Class A Shares are not then publicly traded, at least one percent (1%) by vote or value) or more of the total outstanding Inflection Point stock may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication and the consequences thereof to them based on their particular circumstances.

2.      Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “— 1. Generally”, the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from Inflection Point’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of Inflection Point’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “— 3. Taxation of Redemption Treated as a Sale”.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any corporate distributions deemed received on its Inflection Point Class A Ordinary Shares (if the redemption were treated as a corporate distribution) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

3.      Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “— 1. Generally”, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. It is unclear, however, whether certain redemption rights with respect to the Public Shares may suspend the running of the applicable holding period of the Public Shares for this purpose. If the running of the holding period for the Public Shares is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption that is treated as a sale of the Public Shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

As discussed above, a redeeming U.S. Holder generally will be subject to the PFIC rules relating to the excess distribution regime, QEF Election and MTM Election described above under the section entitled “— A. Tax Effects of the Domestication to U.S. Holders — 5. PFIC Considerations” with respect to any gain or loss recognized by the U.S. Holder on its deemed sale of its Inflection Point Class A Shares (if the redemption were treated as a sale of shares) without regard to any potential limitations or other interactions of such PFIC rules in connection with an F Reorganization or Section 367 of the Code as discussed therein.

U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of Inflection Point Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

C.     Tax Consequences of the Merger to New Elroy Air and U.S. Holders of New Elroy Air Securities

Neither Inflection Point nor any U.S. Holder of Inflection Point Class A Shares that received New Elroy Air Common Stock in connection with the Domestication will be subject to any material U.S. federal income tax consequences solely in connection with the Merger.

D.     Tax Consequences of the Merger to U.S. Holders of Elroy Air Common Stock

Inflection Point and Elroy Air intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, DLA Piper LLP (US) intends to deliver an opinion on the basis of facts, representations and assumptions and subject to the limitations and qualifications set forth or referred to in such opinion regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion of counsel will be based on customary assumptions and certain representations, warranties, and covenants. If any of these assumptions, representations, warranties, or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date of such opinion of counsel, the validity of such opinion of counsel may be adversely affected and the U.S. federal income tax consequences of the Merger could differ materially from those described below. In addition, such opinion of counsel is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the Merger for U.S. federal income tax purposes. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. Moreover, the obligations of neither Inflection Point nor Elroy Air to complete the Merger are conditioned on the receipt of any such opinion, and neither Inflection Point nor Elroy Air intends to request a ruling from the IRS with respect to the tax treatment of the Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Merger described below or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the Merger, Holders of Elroy Air Common Stock could be required to recognize gain on their exchange of their Elroy Air Common Stock as a result of the Merger, as described below.

Provided the Merger qualifies as a reorganization, a U.S. Holder that receives New Elroy Air Common Stock in exchange for shares of Elroy Air Common Stock in the Merger should not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. A U.S. Holder’s aggregate tax basis in the New Elroy Air Common Stock received in exchange for the Elroy Air Common Stock surrendered in connection with the Merger should equal the U.S. Holder’s aggregate adjusted tax basis in the shares of Elroy Air Common Stock exchanged therefor. A U.S. Holder’s holding period in the New Elroy Air Common Stock received should include the holding period for the U.S. Holder’s shares of Elroy Air Common Stock surrendered in exchange therefor.

If a U.S. Holder has acquired different blocks of Elroy Air Common Stock at different times or at different prices, then such U.S. Holder’s tax basis and holding period in shares of New Elroy Air Common Stock received in the Merger generally will be determined with reference to each block of Elroy Air Common Stock. Any such U.S. Holder of Elroy Air Common Stock should consult its tax advisors with respect to identifying the bases or holding periods of the shares of New Elroy Air Common Stock received in the Merger.

Additionally, U.S. Holders who owned immediately before the Merger either (i) at least one percent (1%) (by vote or value) of the total outstanding stock of Elroy Air or (ii) securities of Elroy Air that had an adjusted tax basis of $1,000,000 or more, in each case, are required to attach a statement to their U.S. federal income tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the holder’s tax basis in its Elroy Air Common Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Elroy Air and New Elroy Air. Holders should consult their tax advisors regarding the application of these rules.

E.     Tax Consequences of Ownership and Disposition of New Elroy Air Common Stock to U.S. Holders

1.      Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of New Elroy Air Common Stock (other than certain distributions of New Elroy Air stock or rights to acquire New Elroy Air stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from New Elroy Air’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New Elroy Air Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the New Elroy Air Common Stock and will be treated as described below under the section entitled “— 2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Elroy Air Common Stock”.

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at reduced rates accorded to long-term capital gains.

2.      Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Elroy Air Common Stock

Upon a sale or other taxable disposition of New Elroy Air Common Stock (which, in general, would include a redemption of New Elroy Air Common Stock that is treated as a sale of such common stock), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the New Elroy Air Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the New Elroy Air Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New Elroy Air Common Stock so disposed of. See the section entitled “— A. Tax Effects of the Domestication to U.S. Holders of Inflection Point Securities” above for a discussion of a U.S. Holder’s adjusted tax basis in its New Elroy Air Common Stock following the Domestication. See the section entitled “— D. Tax Consequences of the Merger to U.S. Holders of Elroy Air Common Stock” above for a discussion of a U.S. Holder’s adjusted tax basis in its New Elroy Air Common Stock following the Merger.

F.      Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of New Elroy Air Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (generally, on an IRS Form W-9) and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

III.   NON-U.S. HOLDERS

As used herein, a “Non-U.S. Holder” is a beneficial owner of an Inflection Point Security, Elroy Air Common Stock or New Elroy Air Security, as applicable, who or that is for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder.

A.     Tax Effects of the Domestication to Non-U.S. Holders of Inflection Point Securities

The Domestication is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of Inflection Point Securities unless the Domestication fails to qualify as an F Reorganization and such Non-U.S. Holder holds its Inflection Point Securities in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). Non-U.S. Holders will own stock and warrants of a U.S. corporation (i.e., New Elroy Air), rather than a non-U.S. corporation (i.e., Inflection Point), after the Domestication.

Although the redemptions of Non-U.S. Holders that exercise redemption rights with respect to Inflection Point Class A Ordinary Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, Non-U.S. Holders exercising redemption rights would be subject to the potential tax consequences of the Domestication. Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

B.     Tax Effects to Non-U.S. Holders of Inflection Point Class A Shares of Exercising Redemption Rights

The U.S. federal income tax consequences to a Non-U.S. Holder of Inflection Point Class A Ordinary Shares that exercises its redemption rights will depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “II. U.S. Holders — B. Tax Effects to U.S. Holders of Exercising Redemption Rights — 1. Generally”. Regardless of whether it is treated as a sale of Inflection Point Class A Shares or as a corporate distribution on the Inflection Point Class A Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the Non-U.S. Holder unless such Non-U.S. Holder holds such Inflection Point Class A Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

C.     Tax Consequences of the Merger to New Elroy Air and Non-U.S. Holders of New Elroy Air Securities

Neither Inflection Point nor any Non-U.S. Holder of Inflection Point Securities that received New Elroy Air Securities in connection with the Domestication will be subject to any material U.S. federal income tax consequences solely in connection with the Merger.

D.     Tax Consequences of the Merger to Non-U.S. Holders of Elroy Air Common Stock

Provided the Merger qualifies as a reorganization as discussed under “— D. Tax Consequences of the Merger to U.S. Holders of Elroy Air Common Stock” above, the U.S. federal income tax consequences of the Merger for Non-U.S. Holders of Elroy Air Common Stock should generally be similar to those described above for U.S. Holders. Non-U.S. Holders, however, may be subject to U.S. federal income tax on any gain realized if Elroy Air is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period during which the Non-U.S. Holder held New Elroy Air Common Stock, in which case any gain recognized by such Non-U.S. Holder would be subject to tax at generally applicable U.S. federal income tax rates. Elroy Air believes that it is not, and has not been during the five-year period ending on the date of the Merger, a USRPHC.

E.     Tax Consequences of Ownership and Disposition of New Elroy Air Securities

1.      Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of New Elroy Air stock or rights to acquire New Elroy Air stock) made to a Non-U.S. Holder of shares of New Elroy Air Common Stock, to the extent paid out of New Elroy Air’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, New Elroy Air will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of New Elroy Air Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the New Elroy

Air Common Stock, which will be treated as described below under the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Elroy Air Common Stock”. In addition, if New Elroy Air determines that it is likely to be classified as a USRPHC (see the section entitled “— 2. Sale, Taxable Exchange or Other Taxable Disposition of New Elroy Air Common Stock” below), the applicable withholding agent may withhold fifteen percent (15%) of any distribution that exceeds New Elroy Air’s current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise.

A Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

2.      Sale, Taxable Exchange or Other Taxable Disposition of New Elroy Air Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its New Elroy Air Common Stock, unless:

•        the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

•        such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

•        New Elroy Air is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable New Elroy Air Common Stock being disposed of, except, in the case where shares of New Elroy Air Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), the Non-U.S. Holder is disposing of New Elroy Air Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of New Elroy Air Common Stock at all times within the shorter of the five-year period preceding such disposition of New Elroy Air Common Stock or such Non-U.S. Holder’s holding period for such New Elroy Air Common Stock. There can be no assurance that New Elroy Air Common Stock will be treated as regularly traded on an established securities market for this purpose. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%) (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, New Elroy Air may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition or redemption. New Elroy Air is not expected to be a USRPHC immediately after the Domestication or immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether New Elroy Air would be treated as a USRPHC in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its New Elroy Air Securities.

F.      Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of New Elroy Air Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person (generally, by providing an appropriate version of IRS Form W-8 (together with applicable attachments)) in order to avoid U.S. information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

G.     Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on New Elroy Air Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed Treasury Regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.

Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of New Elroy Air Securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

The following unaudited pro forma condensed combined balance sheet as of June 30, 2026 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 present the combined financial information of Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (“Inflection Point”) and Elroy Air, Inc. (“Elroy Air”) after giving effect to the Business Combination and related adjustments described in the accompanying notes.

Introduction

Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II), was incorporated on April 3, 2025 in the Cayman Islands and is a publicly traded special purpose acquisition company listed on Nasdaq under the symbols “IPXG,” “IPXGU,” and “IPXGW.” The Sponsor is Columbus Circle 2 Sponsor Corporation LLC (the “Sponsor”). Inflection Point was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Prior to the closing of the Business Combination, Inflection Point will domesticate as a Delaware corporation and, following the closing of the Business Combination, is expected to be renamed “Elroy Air, Inc.” (“New Elroy Air”), pursuant to the terms of the Business Combination Agreement.

Elroy Air was incorporated on November 4, 2016 as a Delaware corporation and is headquartered in Byron, California. Elroy Air develops autonomous cargo aircraft systems and associated software platforms for defense, logistics and commercial applications. Elroy Air’s Chaparral aircraft is a hybrid-electric vertical takeoff and landing (“VTOL”) autonomous cargo aircraft that combines a turboshaft-hybrid-electric powertrain with a proprietary autonomous flight software stack which operates without an onboard pilot and without reliance on runways or charging infrastructure, subject to applicable regulatory approvals, operating limitations, site conditions, and customer mission requirements.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Business Combination and related transactions as if they had been consummated on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 and year ended December 31, 2025 give effect to the Business Combination and related transactions as if they had been consummated on January 1, 2025, the beginning of the earliest period presented. Inflection Point and Elroy Air have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

•        the audited historical financial statements of Columbus Circle Capital Corp II as of and for the year ended December 31, 2025;

•        the audited historical financial statements of Elroy Air as of and for the year ended December 31, 2025;

•        the unaudited historical financial statements of Columbus Circle Capital Corp II (n/k/a Inflection Point Acquisition Corp. VII) as of and for the six months ended June 30, 2026;

•        the unaudited historical financial statements of Elroy Air as of and for the six months ended June 30, 2026;

•        the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Elroy Air”; and

•        other information relating to Inflection Point, Elroy Air and the Business Combination included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On June 26, 2026, Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II), a Cayman Islands exempted company, Elroy Air, Inc., and IPGX Merger Sub, Inc. (“Merger Sub”) entered into the Business Combination Agreement. Under the terms of the Business Combination Agreement, (i) at least one business day prior to the closing of the Business Combination, Inflection Point will deregister as a Cayman Islands exempted company and continue and domesticate as a Delaware corporation (the “Domestication”), and (ii) on the Closing Date, Merger Sub will merge with and into Elroy Air, with Elroy Air surviving the merger as a wholly owned subsidiary of Inflection Point (the “Merger”). Following the closing of the Business Combination, Inflection Point will change its name to “Elroy Air, Inc.” (“New Elroy Air”). After giving effect to the Merger, New Elroy Air will own, directly or indirectly, all of the issued and outstanding equity interests of Elroy Air.

Immediately prior to the Domestication, all outstanding Class B ordinary shares of Inflection Point will convert on a one-for-one basis into Class A ordinary shares of Inflection Point. Upon the Domestication, all outstanding Class A ordinary shares of Inflection Point will convert on a one-for-one basis into shares of New Elroy Air Common Stock. In addition, each outstanding warrant of Inflection Point will automatically convert into a warrant exercisable for one share of New Elroy Air Common Stock, and each outstanding unit of Inflection Point will be cancelled and converted into one share of New Elroy Air Common Stock and one-third of one New Elroy Air Warrant in accordance with its terms.

Immediately prior to the Merger, outstanding warrants exercisable for Elroy Air preferred stock or common stock (other than certain warrants issued in connection with the Pre-Funded Note Investment) will be exercised on a cashless basis. As a result, immediately prior to the Merger, Elroy Air’s capital structure will consist primarily of common stock, preferred stock, and outstanding employee equity awards.

In connection with the transactions contemplated by the Business Combination Agreement, Elroy Air entered into securities purchase agreements with certain investors pursuant to which Elroy Air issued and sold in an initial closing, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of $78,324 and warrants to purchase 6,526,961 shares of Elroy Air Common Stock at an exercise price of $12.00 per share (the “Pre-Funded Warrants”) for aggregate gross proceeds of $66,575 (the Pre-Funded Convertible Notes and Pre-Funded Warrants collectively, the “Signing Pre-Funded Note Investment”). As of June 30, 2026, Pre-Funded Convertible Notes of $46,263 and Pre-Funded Warrant liabilities of $20,312 are recognized on Elroy Air’s historical unaudited condensed balance sheet. Between July 31, 2026 and September 15, 2026, Elroy Air issued and sold additional Pre-Funded Convertible Notes with an aggregate face value of $9,912 and 825,979 Pre-Funded Warrants for gross proceeds of $8,425 (the “Post-Signing Pre-Funded Note Investment”). As a result, aggregate gross proceeds from the Signing Pre-Funded Note Investment and the Post-Signing Pre-Funded Note Investment (collectively, the “Pre-Funded Note Investment”) increased to $75,000.

Upon the closing of the Business Combination, the outstanding principal amount and accrued and unpaid interest associated with the Pre-Funded Convertible Notes will automatically convert into shares of New Elroy Air Series A Preferred Stock. In addition, the warrants issued in connection with the Pre-Funded Note Investment will be exchanged for warrants exercisable for shares of New Elroy Air Common Stock in accordance with the terms of the Business Combination Agreement.

Also in connection with the transactions contemplated by the Business Combination Agreement, Inflection Point, Elroy Air, and the accredited investor entered into a securities purchase agreement in which the accredited investor agreed to purchase, at Closing, 9,803,922 shares of New Elroy Air Series A Preferred Stock and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock for an aggregate purchase price of $100,000 (the “Closing PIPE Investment”). Additionally, in consideration for the Closing PIPE Investment, New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the accredited investor of the Closing PIPE Investment, and Inflection Point will cause the applicable holders to transfer to the accredited investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the founder shares, an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the private placement units, and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the private placement units.

Subject to the terms and conditions of the Business Combination Agreement, the aggregate base consideration payable to holders of Elroy Air equity securities is determined based on a purchase price of $800,000. At the Effective Time, outstanding shares of Elroy Air common stock and preferred stock will be converted into the right to receive shares of New Elroy Air Common Stock in accordance with the exchange mechanics specified in the Business Combination Agreement.

At the Effective Time, outstanding Elroy Air stock options will be assumed by New Elroy Air and converted into options exercisable for shares of New Elroy Air Common Stock based on the applicable exchange ratio and subject to substantially the same terms and conditions as were applicable immediately prior to the Effective Time. The Common Stock Exchange Ratio is the aggregate base consideration divided by the adjusted fully diluted capital of Elroy Air. The expected Common Stock Exchange Ratio is 0.3431 (assuming a Redemption Price of $10.13 per share expected on the Closing Date).

In addition to the aggregate base consideration, eligible Elroy Air equity holders and holders of the Pre-Funded Note Investment will be eligible to receive up to 11,000,000 additional shares of New Elroy Air Common Stock (the “Earnout Shares”) upon achievement of certain stock price and operational milestones specified in the Business Combination Agreement.

Expected Accounting Treatment for the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) because Inflection Point is a special purpose acquisition company and does not meet the definition of a business under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”).

For financial reporting purposes, Elroy Air is expected to be identified as the accounting acquirer and Inflection Point as the accounting acquiree. This expected determination is based on an evaluation of the facts and circumstances of the transaction, including the following:

•        Elroy Air equity holders are expected to retain a majority of the voting power of New Elroy Air immediately following the Closing;

•        Elroy Air will have the ability to designate a majority of the members of the board of directors of New Elroy Air;

•        Elroy Air’s senior management team will comprise the senior management of New Elroy Air following the Closing;

•        Elroy Air’s operations will comprise the only substantive ongoing operations of New Elroy Air; and

•        Inflection Point does not meet the definition of a business under ASC 805.

Accordingly, the assets, liabilities and results of operations of Elroy Air will become the historical financial statements of New Elroy Air, and Inflection Point’s assets, liabilities and results of operations will be consolidated with Elroy Air beginning on the Closing Date.

For accounting purposes, the financial statements of New Elroy Air will represent a continuation of the financial statements of Elroy Air, with the Business Combination being treated as the equivalent of Elroy Air issuing stock for the net assets of Inflection Point, accompanied by a recapitalization. The net assets of Inflection Point will be stated at historical carrying values, which are expected to approximate fair value, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Elroy Air in future filings of New Elroy Air.

Accounting for the Financing Transactions

In connection with the Business Combination, Elroy Air entered into the financing transactions described above under “Description of the Business Combination.” The expected accounting treatment for these financing transactions is summarized below and, like the determination of the accounting acquirer, is preliminary and subject to change.

The New Elroy Air Series A Preferred Stock, including the shares issued upon conversion of the Pre-Funded Convertible Notes and the shares issued in the Closing PIPE Investment, is expected to be evaluated for classification in accordance with ASC 480. We have performed a preliminary assessment of the accounting for the New Elroy Series A Preferred Stock and have reflected it as temporary equity within the unaudited pro forma condensed combined balance sheet as the New Elroy Air Series A Preferred Stock is redeemable at the option of the holder or upon an event that is not solely within the control of New Elroy Air.

The New Elroy Air Series A Warrants, including warrants issued in exchange for Pre-Funded Warrants and warrants issued pursuant to the Closing PIPE Investment, are expected to be evaluated for classification in accordance with ASC 480 and ASC 815. We have performed a preliminary assessment of the accounting for the New Elroy Air Series A Warrants and have reflected it as a liability within the unaudited pro forma condensed combined balance sheet as the warrants are not expected to meet the requirements for equity classification because certain Change of Control settlement provisions cause the warrants to not be indexed solely to New Elroy Air’s own stock.

The up to 11,000,000 earnout shares that may be issued to eligible Elroy Air equity holders and holders of the Pre-Funded Convertible Notes upon achievement of certain stock price and operational milestones are expected to be evaluated for classification in accordance with ASC 815. We have performed a preliminary assessment of the accounting for the Earnout Shares and have reflected it as a liability within the unaudited pro forma condensed combined balance sheet as the earnout shares are not expected to meet the requirements for equity classification because certain of the milestones are based on the achievement of operational milestones, including revenue targets, causing the earnout arrangement to not be indexed solely to New Elroy Air’s own stock.

The determination of the accounting acquirer and the resulting accounting treatment are preliminary and subject to change as additional information becomes available and further analyses are performed. Accordingly, the final accounting treatment of the Business Combination, including post-acquisition accounting consideration related to these instruments, may differ from the assumptions reflected in the unaudited pro forma condensed combined financial information, and such differences could be material.

Ownership of New Elroy Air

The following summarizes the pro forma shares outstanding of New Elroy Air Common Stock and Series A Preferred Stock (on an as-converted to common stock basis as of the Closing Date) under the three redemption scenarios, on an as-converted basis, excluding the potential dilutive effect of warrants to purchase shares of New Elroy Air Common Stock, the New Elroy Air Options and the Earnout Shares:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	17.9%	11,500,000	9.8%	—	—
Sponsor(4)	7,165,018	5.6%	7,165,018	6.1%	7,165,018	6.8%
Representatives(5)	216,649	0.2%	216,649	0.2%	216,649	0.2%
Series A Holders(6)	19,142,262	14.9%	19,142,262	16.4%	19,142,262	18.2%
Elroy Air Equity Holders(7)	78,936,813	61.4%	78,936,813	67.5%	78,936,813	74.8%
Total*	128,460,742	100.0%	116,960,742	100.0%	105,460,742	100.0%
Potential sources of dilution*
New Elroy Air Warrants(8)	7,888,334	6.1%	7,888,334	6.7%	7,888,334	7.5%
New Elroy Air Series A Warrants(9)	17,156,862	13.4%	17,156,862	14.7%	17,156,862	16.3%
Unvested Private Company Options(10)	7,193,515	5.6%	7,193,515	6.2%	7,193,515	6.8%
New Elroy Air Incentive Plan(11)	19,326,338	15.0%	17,758,156	15.2%	16,189,974	15.4%
Earnout Shares	11,000,000	8.6%	11,000,000	9.4%	11,000,000	10.4%

____________

(*)      Percentages may not sum up to 100.0% due to rounding. The percentages shown for the potential sources of dilution reflect the total percentage of total shares for the applicable scenario without including the issuance of such additional shares in each respective case.

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares and 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units.

(5)      Consists of shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by Cohen & Company Capital Markets (“CCM”) of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units. Includes an aggregate of 40,000 shares of New Elroy Air Common Stock underlying 40,000 Private Placement Units that were initially issued to Clear Street, which subsequently transferred 30,000 Private Placement Units to Michael Blitzer and 10,000 Private Placement Units to Kevin Shannon.

(6)      Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment and (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air and (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM.

(7)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.13 per share from the Trust Account based on funds in the Trust Account as of June 30, 2026. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Elroy Air Common Stock. Excludes shares of New Elroy Air Common Stock that would be issuable upon exercise of the New Elroy Air Unvested Options that will be outstanding as a result of New Elroy Air’s assumption of the outstanding Elroy Air Unvested Options.

(8)      Consists of 7,888,334 New Elroy Air Warrants exercisable for an aggregate of 7,888,334 shares of New Elroy Air Common Stock consisting of 7,666,667 New Elroy Air Warrants issued upon conversion of Public Warrants and 221,667 New Elroy Air Warrants issued upon conversion of Inflection Point Warrants underlying the Private Placement Units.

(9)      Consists of (i) New Elroy Air Series A Warrants initially exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 7,352,940 shares of Elroy Air Common Stock and (ii) New Elroy Air Series A Warrants initially exercisable for 9,803,922 shares of New Elroy Air Common Stock to be issued pursuant to the Series A SPA.

(10)    Consists of unvested options to purchase 7,193,515 shares of New Elroy Air Common Stock to be issued in exchange for unvested 24,620,003 options to purchase Elroy Air Common Stock, based on an expected Common Stock Exchange Ratio of 0.2922. Such New Elroy Air Options have a weighted-average exercise price of $[•], based on the weighted-average exercise price of such Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922. The vesting requirements of the New Elroy Air Options are identical to those of the exchanged Elroy Air Options (i.e., generally vest over a four-year period and expire not more than 10 years from grant). Exercisable as of June 26, 2026, with a weighted-average exercise price of $[•], based on the weighted-average exercise price of Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922.

(11)    Represents 19,326,338, 17,758,156 and 16,189,974 shares of New Elroy Air Common Stock reserved for issuance under the New Elroy Air Incentive Plan under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario, respectively.

The following summarizes the pro forma shares outstanding of New Elroy Air Common Stock on a fully diluted basis, assuming the exercise of all New Elroy Air Warrants, the exercise of all New Elroy Air Series A Warrants, the vesting and exercise of all New Elroy Air Options and the vesting of all Earnout Shares:

	No Redemption Scenario(1)		50% Redemption Scenario(2)		Maximum Redemption Scenario(3)
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	12.0%	11,500,000	6.5%	—	—
Public Warrant Holders	7,666,667	4.0%	7,666,667	4.3%	7,666,667	4.6%
Sponsor(4)	7,165,018	3.8%	7,165,018	4.0%	7,165,018	4.3%
Representatives(5)	288,866	0.2%	288,866	0.2%	288,866	0.2%
Series A Holders(6)	36,448,574	19.1%	36,448,574	20.5%	36,448,574	22.1%
Elroy Air Equity Holders(7)	78,936,813	41.3%	78,936,813	44.4%	78,936,813	47.9%
Unvested Private Company Options(8)	7,193,515	3.8%	7,193,515	4.0%	7,193,515	4.4%
New Elroy Air Incentive Plan(9)	19,326,338	10.1%	17,758,156	10.0%	16,189,974	9.8%
Earnout Shares	11,000,000	5.7%	11,000,000	6.1%	11,000,000	6.7%
Total	191,025,791	100.0%	177,957,609	100.0%	164,889,427	100.0%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that holders of 50% of the Public Shares, 11,500,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $116.5 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(3)      Assumes that holders of 100% of the Public Shares, 23,000,000 Public Shares, will exercise their redemption rights for an aggregate payment of approximately $233.1 million (based on the estimated per-share redemption price of approximately $10.13 per share) from the Trust Account based on funds in the Trust Account as of June 30, 2026, which is a redemption scenario that could occur.

(4)      Consists of 7,165,018 shares of New Elroy Air Common Stock issued upon conversion of Founder Shares, after giving effect to the transfer to the Closing PIPE Investor of 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 265,000 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Private Placement Units and 88,333 New Elroy Air Warrants issued or issuable to the Sponsor in respect of the Private Placement Units.

(5)      Consists of (i) 216,649 shares of New Elroy Air Common Stock issued upon conversion of Private Placement Units and (ii) 72,217 shares of New Elroy Air Common Stock issuable upon exercise of 72,217 New Elroy Air Warrants issued or issuable to the Representatives upon conversion of Private Placement Units, after giving effect to the transfer to the Closing PIPE Investor by CCM of an aggregate of 183,351 shares of New Elroy Air Common Stock issued or issuable to CCM in respect of the Private Placement Units and an aggregate of 61,117 New Elroy Air Warrants issued or issuable to CCM in respect of the Private Placement Units.

(6)      Consists of (A) shares of New Elroy Air Common Stock issuable upon conversion on the assumed Closing Date of November 5, 2026 of (i) 7,638,340 shares of Series A Preferred Stock to be issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment and (ii) 9,803,922 shares of Series A Preferred Stock to be issued pursuant to the Series A SPA (based on the initial conversion price), (B) 750,000 shares of New Elroy Air Common Stock to be issued to the Closing PIPE Investor by New Elroy Air, (C) 950,000 shares of New Elroy Air Common Stock transferred to the Closing PIPE Investor by the Sponsor and CCM, (D) shares of New Elroy Air Common Stock issuable upon exercise of (i) New Elroy Air Series A Warrants initially exercisable for an aggregate of 7,352,940 shares of New Elroy Air Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 7,352,940 shares of Elroy Air Common Stock and (ii) New Elroy Air Series A Warrants initially exercisable for 9,803,922 shares of New Elroy Air Common Stock to be issued pursuant to the Series A SPA and (E) 149,450 shares of New Elroy Air Common Stock issuable upon exercise of 149,450 New Elroy Air Warrants transferred to the Closing PIPE Investor by the Sponsor and CCM.

(7)      Based on the Purchase Price, $800 million, divided by the estimated per-share Redemption Price of approximately $10.13 per share from the Trust Account based on funds in the Trust Account as of June 30, 2026. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Elroy Air Common Stock. Excludes shares of New Elroy Air Common Stock that would be issuable upon exercise of the New Elroy Air Unvested Options that will be outstanding as a result of New Elroy Air’s assumption of the outstanding Elroy Air Unvested Options.

(8)      Consists of options to purchase 7,193,515 shares of New Elroy Air Common Stock to be issued in exchange for unvested 24,620,003 options to purchase Elroy Air Common Stock, based on an expected Common Stock Exchange Ratio of 0.2922. Such New Elroy Air Options have a weighted-average exercise price of $[•], based on the weighted-average exercise price of such Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922. The vesting requirements of the New Elroy Air Options are identical to those of the exchanged Elroy Air Options (i.e., generally vest over a four-year period and expire not more than 10 years from grant). Exercisable as of June 26, 2026, with a weighted-average exercise price of $[•], based on the weighted-average exercise price of Elroy Air Options divided by an expected Common Stock Exchange Ratio of 0.2922.

(9)      Represents 19,326,338, 17,758,156 and 16,189,974 shares of New Elroy Air Common Stock reserved for issuance under the New Elroy Air Incentive Plan under the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2026
(in thousands of U.S. dollars)

	Inflection Point (As Adjusted – See Note 2)	Elroy Air (Historical)	Assuming No Redemption				Assuming 50% Redemption				Assuming Maximum Redemption
			Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets:
Cash	$1,087	$65,094	$233,098	3a	(i)	$366,115	$233,098	3a	(i)	$254,466	$233,098	3a	(i)	$142,817
			100,000	3a	(ii)		100,000	3a	(ii)		100,000	3a	(ii)
			(31,839)	3a	(iii)		(31,839)	3a	(iii)		(31,839)	3a	(iii)
			8,475	3a	(v)		8,475	3a	(v)		8,475	3a	(v)
			(9,800)	3a	(iv)		(4,900)	3a	(iv)		(233,098)	3a	(vi)
							(116,549)	3a	(vi)
Restricted cash	—	30	—			30	—			30	—			30
Accounts receivable, net	—	106	—			106	—			106	—			106
Capitalized transaction costs	—	2,096	(2,096)	3b	(i)	—	(2,096)	3b	(i)	—	(2,096)	3b	(i)	—
Other current assets	174	1,052	(50)	3a	(v)	1,176	(50)	3a	(v)	1,176	(50)	3a	(v)	1,176
Total current assets	1,261	68,378	297,788			367,427	186,139			255,778	74,490			144,129

Non-current assets:
Property and equipment, net	—	691	—			691	—			691	—			691
Operating lease right-of-use assets	—	276	—			276	—			276	—			276
Other non-current assets	80	13	—			93	—			93	—			93
Cash and investments held in Trust Account	233,098	—	(233,098)	3a	(i)	—	(233,098)	3a	(i)	—	(233,098)	3a	(i)	—
Total non-current assets	233,178	980	(233,098)			1,060	(233,098)			1,060	(233,098)			1,060
Total assets	$234,439	$69,358	$64,690			$368,487	$(46,959)			$256,838	$(158,608)			$145,189

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,530	$7,234	$(2,164)	3b	(ii)	$6,600	$(2,164)	3b	(ii)	$6,600	$(2,164)	3b	(ii)	$6,600
Short-term debt	—	2,308	—			2,308	—			2,308	—			2,308
Current portion of long-term debt	—	96	—			96	—			96	—			96
Current portion of operating lease liabilities	—	304	—			304	—			304	—			304
Pre-funded convertible notes	—	46,263	5,855	3d	(viii)	—	5,855	3d	(viii)	—	5,855	3d	(viii)	—
			(52,118)	3d	(ix)		(52,118)	3d	(ix)		(52,118)	3d	(ix)
Other current liabilities	75	2,105	(1,378)	3b	(ii)	802	(1,378)	3b	(ii)	802	(1,378)	3b	(ii)	802
Total current liabilities	1,605	58,310	(49,805)			10,110	(49,805)			10,110	(49,805)			10,110

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2026 — (Continued)
(in thousands of U.S. dollars)

	Inflection Point (As Adjusted – See Note 2)	Elroy Air (Historical)	Assuming No Redemption				Assuming 50% Redemption				Assuming Maximum Redemption
			Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined
Non-current liabilities:
Long-term debt	—	200	—			200	—			200	—			200
Operating lease liabilities	—	24	—			24	—			24	—			24
Warrant liabilities	—	31,533	(44)	3d	(iv)	127,645	(44)	3d	(iv)	127,645	(44)	3d	(iv)	127,645
			(11,177)	3d	(v)		(11,177)	3d	(v)		(11,177)	3d	(v)
			2,570	3d	(viii)		2,570	3d	(viii)		2,570	3d	(viii)
			31,823	3d	(x)		31,823	3d	(x)		31,823	3d	(x)
			72,940	3d	(xi)		72,940	3d	(xi)		72,940	3d	(xi)
Earnout liability	—	—	79,019	3c		79,019	79,019	3c		79,019	79,019	3c		79,019
Total non-current liabilities	—	31,757	175,131			206,888	175,131			206,888	175,131			206,888
Total liabilities	1,605	90,067	125,326			216,998	125,326			216,998	125,326			216,998

COMMITMENTS AND CONTINGENCIES
Class A Ordinary Shares (Inflection Point, redeemable)	233,098	—	(233,098)	3d	(i)	—	(233,098)	3d	(i)	—	(233,098)	3d	(i)	—
Elroy Air Redeemable convertible preferred stock	—	254,437	(254,437)	3d	(vi)	—	(254,437)	3d	(vi)	—	(254,437)	3d	(vi)	—
New Elroy Air Series A convertible preferred stock	—	—	52,118	3d	(ix)	76,849	52,118	3d	(ix)	76,849	52,118	3d	(ix)	76,849
			24,731	3d	(xi)		24,731	3d	(xi)		24,731	3d	(xi)
STOCKHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares (Inflection Point, non- redeemable)	—	—	1	3d	(ii)	—	1	3d	(ii)	—	1	3d	(ii)	—
			(1)	3d	(iii)		(1)	3d	(iii)		(1)	3d	(iii)
Class B ordinary shares (Inflection Point)	1	—	(1)	3d	(ii)	—	(1)	3d	(ii)	—	(1)	3d	(ii)	—
Elroy Air Common stock	—	4	(4)	3d	(vii)	—	(4)	3d	(vii)	—	(4)	3d	(vii)	—
New Elroy Air Common stock	—	—	2	3d	(i)	10	2	3d	(i)	9	2	3d	(i)	8
			1	3d	(iii)		1	3d	(iii)		1	3d	(iii)
			7	3d	(vi)		7	3d	(vi)		7	3d	(vi)
							(1)	3a	(vi)		(2)	3a	(vi)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2026 — (Continued)
(in thousands of U.S. dollars)

	Inflection Point (As Adjusted – See Note 2)	Elroy Air (Historical)	Assuming No Redemption				Assuming 50% Redemption				Assuming Maximum Redemption
			Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments			Pro Forma Combined
Additional paid-in capital	—	7,410	(19,891)	3a	(iii)	393,622	(19,891)	3a	(iii)	281,974	(19,891)	3a	(iii)	170,326
			(2,096)	3b	(i)		(2,096)	3b	(i)		(2,096)	3b	(i)
			(79,019)	3c			(79,019)	3c			(79,019)	3c
			233,096	3d	(i)		233,096	3d	(i)		233,096	3d	(i)
			44	3d	(iv)		44	3d	(iv)		44	3d	(iv)
			11,177	3d	(v)		11,177	3d	(v)		11,177	3d	(v)
			254,430	3d	(vi)		254,430	3d	(vi)		254,430	3d	(vi)
			4	3d	(vii)		4	3d	(vii)		4	3d	(vii)
			1,555	3d	(xi)		1,555	3d	(xi)		1,555	3d	(xi)
			(3,288)	3d	(xii)		(3,288)	3d	(xii)		(3,288)	3d	(xii)
			(9,800)	3a	(iv)		(4,900)	3a	(iv)		(233,096)	3a	(vi)
							(116,548)	3a	(vi)
Accumulated deficit	(265)	(282,560)	(7,632)	3a	(iii)	(318,992)	(7,632)	3a	(iii)	(318,992)	(7,632)	3a	(iii)	(318,992)
			(31,823)	3d	(x)		(31,823)	3d	(x)		(31,823)	3d	(x)
			3,288	3d	(xii)		3,288	3d	(xii)		3,288	3d	(xii)
Total stockholders’ equity (deficit)	(264)	(275,146)	350,050			74,640	238,401			(37,009)	126,752			(148,658)
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$234,439	$69,358	$64,690			$368,487	$(46,959)			$256,838	$(158,608)			$145,189

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2026
(in thousands of U.S. dollars, except share and per share data)

	Inflection Point (As Adjusted – See Note 2)	Elroy Air (Historical)	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
			Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$4,542	$—		$4,542	$—		$4,542	$—		$4,542
Cost of revenue	—	964	—		964	—		964	—		964
Gross profit	—	3,578	—		3,578	—		3,578	—		3,578

Operating expenses:
Research and development	—	6,503	—		6,503	—		6,503	—		6,503
General and administrative	1,879	7,152	(50)	4c	8,981	(50)	4c	8,981	(50)	4c	8,981
Sales and marketing	—	615	—		615	—		615	—		615
Total operating expenses	1,879	14,270	(50)		16,099	(50)		16,099	(50)		16,099
Loss from operations	(1,879)	(10,692)	50		(12,521)	50		(12,521)	50		(12,521)

Other income (expense):
Interest income	3,098	11	(3,098)	4b	11	(3,098)	4b	11	(3,098)	4b	11
Other income/(expense)	—	(518)	615	4i	97	615	4i	97	615	4i	97
Change in fair value of warrant liabilities	—	(513)	513	4d	—	513	4d	—	513	4d	—
Change in fair value of derivative asset	—	148	(148)	4h	—	(148)	4h	—	(148)	4h	—
Change in fair value of short-term debt	—	(140)	140	4i	—	140	4i	—	140	4i	—
Total other income (expense), net	3,098	(1,012)	(1,978)		108	(1,978)		108	(1,978)		108
Income (loss) before income tax expense	1,219	(11,704)	(1,928)		(12,413)	(1,928)		(12,413)	(1,928)		(12,413)
Income tax expense	—	—	—		—	—		—	—		—
Net income (loss)	1,219	(11,704)	(1,928)		(12,413)	(1,928)		(12,413)	(1,928)		(12,413)
Cumulative dividends on Series A preferred stock	—	—	(14,111)	5	(14,111)	(14,111)	5	(14,111)	(14,111)	5	(14,111)
Net income (loss) attributable to common stockholders	$1,219	$(11,704)	$(16,039)		$(26,524)	$(16,039)		$(26,524)	$(16,039)		$(26,524)
Weighted-average shares outstanding of New Elroy Air stock – basic and diluted					111,018,480			99,518,480			88,018,480
Net loss per share attributable to New Elroy Air stock – basic and diluted					$(0.24)			$(0.27)			$(0.30)
Historical
Weighted-average shares outstanding of Class A redeemable Ordinary Shares	18,143,167
Net income per share attributable to Class A redeemable Ordinary Shares	$0.05
Weighted-average shares outstanding of Class B ordinary shares – basic	7,433,334
Net income per share attributable to Class B ordinary shares – basic	$0.05
Weighted-average shares outstanding of Class B ordinary shares – diluted	7,666,667
Net income per share attributable to Class B ordinary shares – diluted	$0.05
Weighted-average shares outstanding, Elroy Air shares – basic and diluted		5,972,087
Net loss per share attributable to Elroy Air shares – basic and diluted		$(1.96)

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2025
(in thousands of U.S. dollars, except share and per share data)

	Inflection Point (As Adjusted – See Note 2)	Elroy Air (Historical)	Assuming No Redemption			Assuming 50% Redemption			Assuming Maximum Redemption
			Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$2,435	$—		$2,435	$—		$2,435	$—		$2,435
Cost of revenue	—	2,003	—		2,003	—		2,003	—		2,003
Gross profit	—	432	—		432	—		432	—		432

Operating expenses:
Research and development	—	6,708	—		6,708	—		6,708	—		6,708
General and administrative	46	6,103	7,632	4a	13,781	7,632	4a	13,781	7,632	4a	13,781
Sales and marketing	—	1,257	—		1,257	—		1,257	—		1,257
Total operating expenses	46	14,068	7,632		21,746	7,632		21,746	7,632		21,746

Loss from operations	(46)	(13,636)	(7,632)		(21,314)	(7,632)		(21,314)	(7,632)		(21,314)

Other income (expense):
Interest income	—	81	—		81	—		81	—		81
Interest expense	—	(39)	39	4f	—	39	4f	—	39	4f	—
Other income/(expense)	—	(426)	—		(426)	—		(426)	—		(426)
Change in fair value of warrant liabilities	—	(7,980)	7,980	4d	(31,823)	7,980	4d	(31,823)	7,980	4d	(31,823)
			(31,823)	4g		(31,823)	4g		(31,823)	4g
Change in fair value of forward contract liability	—	(133,553)	133,553	4e	—	133,553	4e	—	133,553	4e	—
Total other income (expense), net	—	(141,917)	109,749		(32,168)	109,749		(32,168)	109,749		(32,168)
Loss before income tax expense	(46)	(155,553)	102,117		(53,482)	102,117		(53,482)	102,117		(53,482)
Income tax expense	—	(2)	—		(2)	—		(2)	—		(2)
Net loss	(46)	(155,555)	102,117		(53,484)	102,117		(53,484)	102,117		(53,484)
Special mandatory conversion of preferred stock to common stock	—	527	—		—	—		—	—		—
Cumulative dividends on Series A preferred stock	—	—	(25,870)	5	(25,870)	(25,870)	5	(25,870)	(25,870)	5	(25,870)
Net loss attributable to common stockholders	$(46)	$(155,028)	$76,247		$(79,354)	$76,247		$(79,354)	$76,247		$(79,354)
Weighted-average shares outstanding of New Elroy Air stock – basic and diluted					111,018,480			99,518,480			88,018,480
Net loss per share attributable to New Elroy Air stock – basic and diluted					$(0.71)			$(0.80)			$(0.90)
Historical
Weighted-average shares outstanding of Class B ordinary shares – basic and diluted	6,666,667
Net loss per share attributable to Class B ordinary shares – basic and diluted	$(0.01)
Weighted-average shares outstanding, Elroy Air shares – basic and diluted		5,721,060
Net loss per share attributable to Elroy Air shares – basic and diluted		$(27.10)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Business Combination and related transactions as if they had occurred on June 30, 2026. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 give effect to the Business Combination and related transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information was prepared using, and should be read in conjunction with, the historical financial statements of Columbus Circle Capital Corp. II (n/k/a Inflection Point Acquisition Corp. VII) and Elroy Air and the related notes thereto included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been derived from, and should be read together with, the historical financial information and other information relating to Columbus Circle Capital Corp II (n/k/a Inflection Point Acquisition Corp. VII), Elroy Air and the Business Combination included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and does not purport to represent what the financial position or results of operations of New Elroy Air would have been had the Business Combination and related transactions occurred on the dates assumed, nor does it purport to project the future financial position or operating results of New Elroy Air. The actual financial position and results of operations may differ materially from the pro forma amounts reflected herein due to a variety of factors.

The results set forth in the unaudited pro forma condensed combined financial information include Transaction Accounting Adjustments that give effect to events described below. The adjustments included in the unaudited pro forma condensed combined financial information are preliminary and are based on currently available information and assumptions that management believes are reasonable under the circumstances. Such assumptions and estimates are subject to change as additional information becomes available and additional analyses are performed.

The unaudited pro forma condensed combined financial information assumes that Inflection Point shareholders approve the Business Combination. Public shareholders may elect to redeem their public shares for cash even if they approve the Business Combination. Because the number of shares that may ultimately be redeemed cannot presently be determined, the unaudited pro forma condensed combined financial information has been presented under the following redemption scenarios:

•        No Redemption Scenario — This scenario assumes that none of the Public Shares are redeemed;

•        50% Redemption Scenario — This scenario assumes that 11,500,000 Public Shares (which represents 50% of the total Public Shares outstanding) are redeemed for an aggregate payment of approximately $116.5 million (based on the estimated per share redemption price of approximately $10.13 per share as of June 30, 2026) from the Trust Account; and

•        Maximum Redemption Scenario — This scenario assumes that 23,000,000 Public Shares (which represents the total number of Public Shares outstanding) are redeemed for an aggregate payment of approximately $233.1 million (based on the estimated per share redemption price of approximately $10.13 per share as of June 30, 2026) from the Trust Account.

The actual level of redemptions may differ from the assumptions presented herein and could materially impact the ownership, capitalization and liquidity of New Elroy Air following the Closing.

The unaudited pro forma condensed combined financial information reflects the contemplated conversion of the Pre-Funded Convertible Notes into shares of New Elroy Air Series A Preferred Stock, the issuance of Series A Preferred Stock and related warrants in connection with the Closing PIPE Investment, the conversion or exercise of certain Elroy Air securities outstanding immediately prior to Closing, the issuance of merger consideration to Elroy Air equity holders and the assumption of outstanding Elroy Air employee equity awards, each in accordance with the terms of the Business Combination Agreement and related transaction agreements.

The unaudited pro forma condensed combined financial information does not reflect any management’s adjustments as defined in Article 11 of Regulation S-X. In addition, except where required by Article 11 of Regulation S-X, the unaudited pro forma condensed combined financial information does not reflect the impact of future events that may occur after the Closing, including the issuance of any earnout shares upon achievement of applicable market-based or operational milestones.

Note 2. Reclassifications

As part of the preparation of the unaudited pro forma condensed combined financial information, certain presentation reclassifications were made to align the historical presentation of Inflection Point and Elroy Air. Following the consummation of the Business Combination, management of New Elroy Air will perform a comprehensive review of the accounting policies and financial statement presentation of Inflection Point and Elroy Air.

As a result of that review, management may identify additional differences between the accounting policies and classifications of the two entities that, when conformed, could have a material impact on the financial statements of New Elroy Air. Based on its preliminary review, management does not expect any such differences to have a material impact on the unaudited pro forma condensed combined financial information. The reclassifications reflected herein had no effect on previously reported total assets, total liabilities, stockholders’ equity, net loss or cash flows.

Balance sheet

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$46	Prepaid expenses	Other current assets
128	Prepaid insurance	Other current assets
80	Long-term portion of prepaid insurance	Other non-current assets
1,530	Accounts payable and accrued expenses	Accounts payable
75	Accrued offering costs	Other current liabilities

Statement of Operations for the Six Months Ended June 30, 2026

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$3,098	Interest earned on cash and investments held in Trust Account	Interest income
1,879	General and administrative fees	General and administrative expense

Statement of Operations for the Year Ended December 31, 2025

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$46	General and administrative fees	General and administrative expense

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined financial information do not reflect management’s adjustments as defined in Article 11 of Regulation S-X. The pro forma transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2026 are as follows:

a.      Cash.    Reflects the impact of the Business Combination on the cash balances of Inflection Point and Elroy Air.

(in thousands)	Note	Amount
Inflection Point historical cash		$1,087
Elroy Air historical cash		65,094
Total pre-adjustment cash		66,181
Proceeds from cash and investments held in Trust Account	i	233,098
Proceeds from Closing PIPE Investment	ii	100,000
Payment of transaction costs	iii	(31,839)
Proceeds from additional Post-Signing Pre-Funded Note Investment	v	8,475
Cash balance prior to payment of marketing fee or payment to redeeming public shareholders		375,915

Payment of marketing fee, No Redemption Scenario	iv	(9,800)
Ending cash balance, No Redemption Scenario		$366,115

Payment to redeeming public shareholders – 50% Redemption Scenario	vi	(116,549)
Payment of marketing fee, 50% Redemption Scenario	iv	(4,900)
Ending cash balance, 50% Redemption Scenario		$254,466

Payment to redeeming public shareholders – Maximum Redemption Scenario	vi	(233,098)
Ending cash balance, Maximum Redemption Scenario		$142,817

i.       Represents $233,098 of Inflection Point’s historical cash and investments held in the Trust Account that become available following consummation of the Business Combination.

ii.      Represents proceeds received from the issuance of New Elroy Air Series A Preferred Stock, New Elroy Air Series A Warrant, and New Elroy Air Common Stock pursuant to the Closing PIPE Investment of $100,000 in Note 3d(xi).

iii.     Represents the payment of $31,839 Business Combination transaction costs, including legal, advisory, accounting, placement agent, and other fees directly attributable to the Business Combination. This amount includes (i) transaction costs previously incurred by Inflection Point of $1,521 included within General and administrative expense in the June 30, 2026 historical financial statements of Inflection Point, (ii) $2,021 incurred by Elroy Air and included within Capitalized transaction costs in the June 30, 2026 historical financial statements of Elroy Air, and (iii) estimated transaction costs expected to be incurred and paid in connection with the Closing of $11,023 by Inflection Point and $17,274 by Elroy Air.

         Of the total $31,839 transaction costs paid, $21,912 are capitalized as a reduction to additional paid-in capital and $774 are capitalized as a reduction to New Elroy Air Series A Preferred Stock as they are direct and incremental to their issuance. The remaining $9,153 of transaction costs are expensed through accumulated deficit, including $1,521 previously recognized in Inflection Point’s historical financial statements. As a result, the pro forma adjustment reflects incremental expense of $7,632, comprised of $3,023 attributable to Inflection Point and $4,609 attributable to Elroy Air.

iv.      Represents the payment of $9,800 and $4,900 of Business Combination marketing fees payable under the No Redemption Scenario and 50% Redemption Scenario, respectively. The payment amount to the underwriters will be based on the amount of funds remaining in the Trust Account after redemptions of public shares and will be paid to the underwriters only upon the completion of the Business Combination.

v.       Represents the proceeds from issuance of additional Post-Signing Pre-Funded Note Investment of $8,475 comprised of $8,425 of new issuances in Note 3d(viii) and $50 of Signing Pre-Funded Note Investment proceeds previously recognized within Other current assets that was collected subsequent to June 30, 2026.

vi.     Represents the payment of $116,549 and $233,098 to redeeming public shareholders for the redemption of 11,500,000 shares under the 50% Redemption Scenario and 23,000,000 shares under the Maximum Redemption Scenario, respectively.

b.      Transaction Costs.    The following adjustments represent the impact of transaction costs associated with the Business Combination.

i.       Represents the reclassification of $2,096 capitalized transaction costs incurred and capitalized by Elroy Air to equity issuance costs, resulting in a reduction to Additional paid-in capital. Of these capitalized transaction costs, $75 had been paid as of June 30, 2026.

ii.      Represents the payment of transaction costs accrued but unpaid by Inflection Point of $1,521 within Accounts payable, and the payment of transaction costs accrued but unpaid by Elroy Air of $643 within Accounts payable and $1,378 within Other current liabilities.

c.      Earnout liability    The following adjustment represents the estimated fair value of the earnout liability upon consummation of the Business Combination. The earnout shares are issuable starting on the first anniversary of the Closing Date and ending on the fourth anniversary of the Closing Date, however they are contingent upon various triggering events being met. The triggering events include Triggering Event I, Triggering Event II, and Triggering Event III:

–       Triggering Event I = the stock price of New Elroy Air is greater than or equal to $15.00 per share.

–       Triggering Event II = the stock price of New Elroy Air is greater than or equal to $20.00 per share.

–       Triggering Event III = the Organic Revenue of New Elroy Air during any trailing two quarter period ending not later than June 30, 2028 equals or exceeds $50,000. Organic Revenue is defined as revenue recognized in accordance with U.S. GAAP, excluding Non-Recurring Revenue; provided that revenue generated from the sales relating to aircraft or aircraft production shall be included regardless of whether such sales are one-time or non-recurring. Non-Recurring Revenue is defined as revenue recognized in accordance with U.S. GAAP generated from acquisitions and divestitures that occur following the Closing and research and development conducted for Governmental Authorities.

Notwithstanding anything to the contrary herein, in the event of a Change of Control of New Elroy Air during the Earnout Period, the following earnout shares will be issued if the eligible current Elroy Air holders have the right to receive consideration:

–       2,500,000 shares if the value per share of New Elroy Air Common Stock is greater than or equal to $15.00 per share but less than $20.00 per share

–       5,000,000 shares if the value per share of New Elroy Air Common Stock is greater than or equal to $20.00 per share

As the shares are cancellable, they will not be considered outstanding at Closing.

The valuation of the earnout liability was calculated using a Monte Carlo simulation. The stock price on the valuation date was $10.22, with an Earnout Period beginning on the Closing Date and ending on the fourth anniversary of the Closing Date. The risk-free rate of the remaining term is 4.13%, and the equity volatility is 90.0%. A 50.0% estimated probability was utilized for at least $50,000 in Organic Revenue for any trailing two quarter period prior to June 30, 2028. A 5.0% estimated probability was utilized for the event of a Change of Control of New Elroy Air during the Earnout Period. These inputs resulted in an estimated fair value of $79,019, or $7.18 on a per share basis. The valuation of this instrument is preliminary and has not been finalized. Changes in these assumptions could result in different fair value and therefore could have affected the amounts presented in the pro forma financial information.

d.      Equity, Series A Preferred Stock, Convertible Notes and Recapitalization Adjustments.    The following adjustments represent the impact of the Business Combination on common stock, preferred stock, warrants, accumulated deficit and additional paid-in capital.

i.       Represents the reclassification of 23,000,000 Inflection Point Class A ordinary shares subject to possible redemption into permanent equity immediately prior to Closing.

ii.      Represents the conversion of 7,666,667 outstanding Inflection Point Class B ordinary shares into Class A ordinary shares on a one-for-one basis.

iii.     Represents the Domestication of Inflection Point and the conversion of all outstanding Class A ordinary shares into shares of New Elroy Air common stock.

iv.      Represents the cashless exercise immediately prior to the Effective Time of 98,968 outstanding Elroy Air Common Stock Warrants exercisable for shares of Elroy Air common stock (other than the Elroy Air Pre-Funded Convertible Note Investor Warrants) in accordance with their terms, based on the expected Exchange Ratio.

v.       Represents the cashless exercise immediately prior to the Effective Time of 3,503,705 outstanding Elroy Air Preferred Stock Warrants exercisable for shares of Elroy Air preferred stock in accordance with their terms, based on the expected Exchange Ratio.

vi.     Represents the exchange of 191,920,872 outstanding Elroy Air preferred stock for shares of New Elroy Air common stock in accordance with the Business Combination Agreement, based on the expected Exchange Ratio.

vii.    Represents the exchange of 6,620,514 outstanding Elroy Air common stock for shares of New Elroy Air common stock in accordance with the Business Combination Agreement, based on the expected Exchange Ratio.

viii.   Represents the issuance of the Post-Signing Pre-Funded Note Investment to issue additional Pre-Funded Convertible Notes and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air common stock for $8,425. The additional Pre-Funded Convertible Notes and Pre-Funded Warrants were estimated with a preliminary fair value of $5,855 and $2,570, respectively. As of June 30, 2026, prior to the issuance of the additional above instruments, Pre-Funded Convertible Notes of $46,263 and Pre-Funded Warrant liabilities of $20,312 are recognized on the historical unaudited condensed balance sheet of Elroy Air.

ix.     Represents the conversion of all outstanding Pre-Funded Convertible Notes, including the additional Pre-Funded Convertible Notes in Note 3d(viii), into 7,638,340 shares of New Elroy Air 12.0% Series A Cumulative Convertible Preferred Stock. Upon conversion, the carrying value of the Pre-Funded Convertible Notes, which was measured at fair value immediately prior to conversion, of $52,118 was reclassified to temporary equity.

The shares of $0.0001 par value Series A Preferred Stock have the following rights and preferences:

Voting Rights — The Series A Preferred Stock will (i) vote together with the New Elroy Air Common Stock as a single class, except as required by law and (ii) as noted below under “Protective Provisions”. Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Elroy Air Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions — For as long as at least 20% of the shares of New Elroy Air Series A Preferred Stock issued as of the Closing are outstanding, New Elroy Air will not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of New Elroy Air Series A Preferred Stock, which must include Inflection Point Asset Management LLC or its affiliates, to the extent such holders then hold New Elroy Air Series A Preferred Stock (the “Required Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Elroy Air; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Elroy Air in a manner that materially and adversely affects the rights given to the New Elroy Air Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the New Elroy Air Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of New Elroy Air Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the New Elroy Air Series A Preferred Stock prior to payment of such cash dividend on the New Elroy Air Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the New Elroy Air Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of New Elroy Air; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Elroy Air’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Elroy Air, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Elroy Air; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the New Elroy Air Series A Preferred Stock will not be considered indebtedness for purposes of this calculation.

Dividends — The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Accrued Value (as defined in the Certificate of Designation) (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Accrued Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference — Upon any liquidation or deemed liquidation event, the holders of New Elroy Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities of New Elroy Air, an amount per share equal to 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation) on each share of New Elroy Air Series A Preferred Stock. Thereafter, the holders of New Elroy Air Series A Preferred Stock will be entitled to receive their pro-rata share of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Conversion — Each share of New Elroy Air Series A Preferred Stock will be convertible into New Elroy Air Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and full-ratchet anti-dilution adjustments, including with respect to future issuances or sales of New Elroy Air Common Stock at prices less than the conversion price then in effect. In addition, if the 20-day volume-weighted average price of the New Elroy Air Common Stock on the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Rights — Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the fifth anniversary of the Closing at a price equal to the Accrued Value.

Call Rights — Unless prohibited by applicable law governing distributions to stockholders, subject to the conditions set forth in the Certificate of Designation, the New Elroy Air Series A Preferred Stock will be redeemable at the option of New Elroy Air commencing any time at a redemption price per share equal to the greater of (A) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption) or (B) (i) 150% of the Accrued Value if redeemed prior to the first anniversary of the Closing, (ii) 140% of the Accrued Value if redeemed after the first anniversary but prior to the second anniversary of the Closing, (iii) 130% of the Accrued Value if redeemed after the second anniversary but prior to the third anniversary of the Closing, (iv) 120% of the Accrued Value if redeemed after the third anniversary but prior to the fourth anniversary of the Closing, (v) 110% of the Accrued Value if redeemed after the fourth anniversary but prior to the fifth anniversary of the Closing, and (vi) 100% of the Accrued Value if redeemed on or after the fifth anniversary of the Closing.

x.      Represents the conversion of Pre-Funded Warrants into New Elroy Air Series A Warrants in accordance with the Business Combination Agreement. The conversion led to a $31,823 change in fair value to adjust the New Elroy Air Series A Warrants to its preliminary fair value of $54,705. This amount excludes the New Elroy Air Series A Warrant issued as part of the Closing PIPE Investment which is presented in Note 3d(xi). Refer to Note 3d(xi) for inputs to the New Elroy Air Series A Warrant valuation.

xi.     Represents the issuance of the $100,000 Closing PIPE Investment consisting of (i) 9,803,922 shares of New Elroy Air Series A Preferred Stock, (ii) New Elroy Air Series A Warrant to purchase an aggregate 9,803,922 shares of New Elroy Air Common Stock, and (iii) 750,000 shares of newly issued New Elroy Air Common Stock. The New Elroy Air Series A Warrant was initially measured at its preliminary estimated fair value of $72,940. The remaining proceeds were then allocated to the New Elroy Air Series A Preferred Stock and New Elroy Air Common Stock based on their relative fair value, resulting in allocated values of $25,505 and $1,555, respectively. As the instruments were issued as part of the Business Combination, equity issuance costs were allocated to the instruments issued based on their relative fair value. The $774 allocated to the New Elroy Air Series A Preferred Stock was recorded as a reduction of the proceeds allocated to the preferred stock included in temporary equity, while the $47 allocated to the New Elroy Air Common Stock was recorded as a reduction to Additional paid-in capital.

The valuation of the New Elroy Air Series A Warrants was calculated using a Monte Carlo simulation. The stock price on the valuation date was $10.22, the risk-free rate (continuous) is 3.97 — 4.15%, the equity volatility is 90.0%, the dividend yield is 0.0%, and the term is 5.0 years. The valuation of this instrument is preliminary and has not been finalized. Changes in these assumptions could result in different fair value and therefore could have affected the amounts presented in the pro forma financial information.

xii.    Represents the elimination of Inflection Point’s accumulated deficit into additional paid-in capital which includes $265 within Accumulated deficit in the June 30, 2026 historical financial statements of Inflection Point and $3,023 of estimated transaction costs expensed through accumulated deficit upon Closing.

Note 4. Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 are as follows.

a.      Transaction costs

i.       Represents $7,632 of estimated non-recurring legal, advisory, accounting, placement agent and other Business Combination transaction costs (consisting of $3,023 attributable to Inflection Point and $4,609 attributable to Elroy Air) that are reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 as if they had been incurred on January 1, 2025, the date the Business Combination is assumed to have been consummated for purposes of the pro forma statement of operations. The Elroy Air amount includes $2,212 and $2,397 of estimated transaction issuance costs allocated to the New Elroy Air Series A Warrants and Earnout Liability, respectively, based on the relative fair value of the instruments issued in the Business Combination. Because the warrants and earnout shares are liability-classified instruments, their issuance costs are expensed as incurred. Transaction costs are non-recurring and are not expected to continue beyond 12 months following the Closing.

b.      Interest income on trust account investments

i.       Represents the elimination of $3,098 of interest income earned on cash, cash equivalents and investments held in the Inflection Point Trust Account during the six months ended June 30, 2026.

c.      Administrative services agreement

i.       Represents the elimination of $50 of administrative service expenses incurred by Inflection Point during the six months ended June 30, 2026, which are not expected to continue following consummation of the Business Combination.

d.      Change in fair value of warrant liabilities

i.       Represents the elimination of $513 and $7,980 of losses recognized from the remeasurement of Elroy Air Common Stock Warrants and Preferred Stock Warrant liabilities during the six months ended June 30, 2026 and the year ended December 31, 2025, respectively. The Common Stock Warrants and Preferred Stock Warrants will be exercised as noted in Note 3d(iv) and 3d(v), respectively, as part of the Business Combination.

e.      Change in fair value of forward obligation

i.       Represents the elimination of $133,553 of losses recognized from the remeasurement of the Elroy Air forward obligation during the year ended December 31, 2025. The forward obligation was settled on November 10, 2025 and will not be outstanding following consummation of the Business Combination. Accordingly, the related remeasurement gains and losses are not expected to have a continuing impact on the combined company’s results of operations.

f.       Interest expense

i.       Represents the elimination of $39 of interest expense associated with debt obligations during the year ended December 31, 2025. The Silicon Valley Bank Venture Loan was settled on July 10, 2025 and will not be outstanding following consummation of the Business Combination.

g.      Change in fair value of warrant liability at conversion

i.       Represents the $31,823 of losses recognized from the remeasurement of the warrant liability at conversion from Elroy Air Pre-Funded Warrants to New Elroy Air Series A Warrants for the year ended December 31, 2025.

h.      Change in fair value of derivative asset

i.       Represents the removal of the $148 gain on change in fair value of derivative asset for the six months ended June 30, 2026. The Prologis Promissory Note was settled on July 1, 2026 and will not be outstanding following consummation of the Business Combination.

i.       Change in fair value of short-term debt

i.       Represents the removal of $615, comprised of $484 loss on issuance and $131 loss on settlement of the May 2026 Promissory Notes, recognized in other income (expense), and removal of the $140 loss on change in fair value of short-term debt for the six months ended June 30, 2026. The May 2026 Promissory Notes were fully settled on July 1, 2026 and will not be outstanding following consummation of the Business Combination.

Note 5. Net Loss per Share

Represents the net loss per share calculated using the historical weighted-average shares outstanding and the issuance of additional shares in connection with the Business Combination and related transactions, assuming such shares were outstanding since January 1, 2025.

The unaudited pro forma weighted-average shares outstanding used to calculate basic and diluted net loss per share assumes the issuance of shares of New Elroy Air common stock to Elroy Air common and preferred stockholders in connection with the Business Combination and the conversion of Inflection Point ordinary shares into shares of New Elroy Air common stock as if such transactions had occurred on January 1, 2025. In addition, the calculation reflects the impact of the Closing PIPE Investment, Pre-Funded Convertible Notes and related financing transactions, as applicable. New Elroy Air computes net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. The Series A Preferred Stock participates in dividends with holders of New Elroy Air common stock on an as-converted basis and is therefore considered a participating security. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination and related transactions were outstanding for the entire periods presented. For the 50% Redemption Scenario and Maximum Redemption Scenario, the weighted-average shares outstanding are adjusted to reflect the assumed redemption of public shares. Basic and diluted net loss per share are the same for all periods presented because the inclusion of potentially dilutive securities would be anti-dilutive.

For the six months ended June 30, 2026:

(in thousands, except shares and per share amounts)	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Net loss	$(12,413)	$(12,413)	$(12,413)
Cumulative dividends on Series A preferred stock	(14,111)	(14,111)	(14,111)
Net loss attributable to common stockholders	$(26,524)	$(26,524)	$(26,524)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	111,018,480	99,518,480	88,018,480
Net loss per share attributable to common shareholders, basic and diluted	$(0.24)	$(0.27)	$(0.30)

The following potentially dilutive securities were excluded from the computation of pro forma diluted net loss per share because their inclusion would have been anti-dilutive:

	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Stock options	26,519,853	24,951,671	23,383,489
Warrants for common stock	25,045,196	25,045,196	25,045,196
Earnouts	11,000,000	11,000,000	11,000,000
Series A Preferred Stock	17,442,262	17,442,262	17,442,262
Total	80,007,311	78,439,129	76,870,947

For the year ended December 31, 2025:

(in thousands, except shares and per share amounts)	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Net loss	$(53,484)	$(53,484)	$(53,484)
Cumulative dividends on Series A preferred stock	(25,870)	(25,870)	(25,870)
Net loss attributable to common stockholders	$(79,354)	$(79,354)	$(79,354)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	111,018,480	99,518,480	88,018,480
Net loss per share attributable to common shareholders, basic and diluted	$(0.71)	$(0.80)	$(0.90)

The following potentially dilutive securities were excluded from the computation of pro forma diluted net loss per share because their inclusion would have been anti-dilutive:

	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Stock options	26,519,853	24,951,671	23,383,489
Warrants for common stock	25,045,196	25,045,196	25,045,196
Earnouts	11,000,000	11,000,000	11,000,000
Series A Preferred Stock	17,442,262	17,442,262	17,442,262
Total	80,007,311	78,439,129	76,870,947

INFORMATION ABOUT INFLECTION POINT

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

General

Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) is a special purpose acquisition company incorporated as a Cayman Islands exempted corporation on April 3, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. Inflection Point has neither engaged in any operations nor generated any operating revenues to date.

The Company is affiliated with Cohen & Company Inc., a Maryland corporation (NYSE American: COHN), which controls, through Cohen LLC and its subsidiaries, the Sponsor, CCM and CCS (“Cohen”). Cohen is a financial services company specializing in an expanding range of capital markets and asset management services. Its business segments are Capital Markets, Asset Management, and Principal Investing. The Capital Markets business segment consists of fixed income sales, trading, gestation repo financing, new issue placements in corporate and securitized products, underwriting, and advisory services, operating primarily through its subsidiaries, CCS in the United States and Cohen & Company Financial (Europe) S.A, (“CCFESA”) in Europe. A division of CCS, CCM is Cohen’s full-service boutique investment bank that focuses on mergers and acquisitions, capital markets, and SPAC advisory services. The Capital Markets business segment also includes investment returns on financial instruments that it has received as consideration for advisory, underwriting, and new issue placement services provided by CCM. The Asset Management business segment manages assets through collateralized debt obligations, managed accounts, joint ventures, and investment funds. As of December 31, 2025, Cohen had approximately $1.4 billion of assets under management in primarily fixed income assets in a variety of asset classes including European bank and insurance trust preferred securities, debt issued by small and medium sized European, U.S., and Bermudian insurance and reinsurance companies, equity interests of SPACs and their sponsor entities, and commercial real estate loans. The Principal Investing business segment is comprised primarily of investments it holds related to the SPAC franchise and investments that it has made for the purpose of earning an investment return rather than investments made to support Cohen’s trading or other capital markets business activity.

Initial Public Offering

On April 3, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, for which the Company issued 7,666,667 Class B Ordinary Shares, known as Founder Shares, to the Sponsor. Up to 1,000,000 of the Founder Shares were subject to forfeiture by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment was exercised. As a result of the underwriters’ full exercise of the over-allotment option, the Founder Shares are no longer subject to forfeiture.

The registration statement for the IPO became effective on January 30, 2026. On February 12, 2026, we consummated our IPO of 23,000,000 Inflection Point Units, including 3,000,000 Inflection Point Units issued pursuant to the full exercise of the underwriters’ over-allotment option. Each Inflection Point Unit consists of one Public Share and one-third of one Public Warrant, with each whole Public Warrant entitling the holder thereof to purchase one Inflection Point Class A Share for $11.50 per share. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds to us of $230,000,000.

Simultaneously with the closing of the IPO and pursuant to the Private Placement Units Purchase Agreements, we completed the sale of an aggregate of 665,000 Private Placement Units to the Sponsor and the Representatives in the Private Placement at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to us of $6,650,000. Of those 665,000 Private Placement Units, our Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units. The Private Placement Units (and underlying securities) are identical to the Public Units (and underlying securities), except as otherwise described herein.

Following the closing of the IPO on February 12, 2026, an amount of $230,000,000 ($10.00 per unit) from the net proceeds of the sale of the Inflection Point Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the Trust Account, located in the United States, with Continental acting as trustee.

Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, the proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Inflection Point’s Public Shares if Inflection Point is unable to complete the initial business combination within the completion window, subject to applicable law and the Cayman Constitutional Documents, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the Public Shares if Inflection Point has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders.

Inflection Point’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of the Record Date, there was $[•] in investments and cash held in the Trust Account.

Fair Market Value of Elroy Air’s Business

Inflection Point’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the business combination. Inflection Point will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Inflection Point Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of Business Combination

Under the Cayman Constitutional Documents, if Inflection Point seeks shareholder approval in connection with any proposed business combination, as it is doing in connection with the Business Combination, it may only complete such proposed business combination, including the Business Combination, if it receives an ordinary resolution, being the affirmative vote of the holders of a majority of the Inflection Point Ordinary Shares, who, being present in person or by proxy and entitled to vote at a general meeting, vote at such general meeting.

Voting Restrictions in Connection with Shareholder Meeting

Inflection Point’s Sponsor, directors and executive officers have entered into Letter Agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal and Inflection Point also expects them to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Elroy Air, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting.

As of the Record Date, the Sponsor owned approximately 25.3% of the total outstanding Inflection Point Ordinary Shares.

Permitted Purchases of Securities

If Inflection Point seeks shareholder approval of our initial business combination and does not conduct Redemptions in connection with our initial business combination pursuant to the tender offer rules, the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates may purchase Public Shares or Public Rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.

Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Inflection Point Shareholder Approval of the Business Combination, (2) reduce the number of Public Warrants outstanding and/or increase the likelihood of approval on any matters submitted to the Public Warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Elroy Air’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Inflection Point Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates were to purchase Public Shares or Public Warrant from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence and/or consideration to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, managers, officers and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point Fund, or Inflection Point’s or Elroy Air’s directors, officers and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point Fund, Inflection Point’s or Elroy Air’s directors, officers and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Elroy Air’s directors, officers and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Redemption If No Business Combination

The Cayman Constitutional Documents provide that we have only until February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) (the “Combination Period”) to complete an initial business combination. If we have not completed the Business Combination or another initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes, if any, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Inflection Point Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Inflection Point Warrants, which will expire worthless if we fail to complete the Business Combination or another initial business combination within the Combination Period.

The Sponsor and our officers and directors have agreed, pursuant to a written agreement with us, to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete an initial business combination, such as the Business Combination, within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account. However, if the Sponsor or such officers and directors acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete an initial business combination within the allotted Combination Period.

The Sponsor and our officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Cayman Constitutional Documents prior to the consummation of our initial business combination to modify (i) the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period or (ii) any other material provisions relating to the rights of holders of Public Shares or pre-initial business combination activity, in each case unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding Public Shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account following the closing of the IPO, although we cannot assure our shareholders that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon Inflection Point’s dissolution would be approximately $[•] as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Inflection Point’s creditors who would have higher priority than the claims of Public Shareholders. Inflection Point cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $[•]. While Inflection Point intends to pay such amounts, if any, Inflection Point cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought, and will continue to seek, to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Withum, our independent registered public accounting firm, and the Representatives will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for our independent registered public accounting firm), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our Company. Therefore, we cannot assure our shareholders that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination or another initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete the Business Combination or another initial business combination, and our Public

Shareholders would receive such lesser amount per share in connection with any redemption of their Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure our shareholders that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We have sought, and will continue to seek, to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to approximately $1,087,184 from the proceeds of our Initial Public Offering with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure our shareholders we will be able to return $10.00 per share to our Public Shareholders. Additionally, if we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or bankruptcy or other court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to us or our creditors and/or may have acted in bad faith, and thereby exposing itself and the Company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure our shareholders that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete an initial business combination within the Combination Period, (ii) in connection with a shareholder vote to amend the Cayman Constitutional Documents prior to the consummation of the initial business combination (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period or (B) with respect to any other material provisions relating to rights of holders of Public Shares or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the Business Combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Cayman Constitutional Documents, like all provisions of the Cayman Constitutional Documents, may be amended with a shareholder vote.

Properties

Inflection Point’s executive offices are located at 3 Columbus Circle, 24th Floor, New York, New York 10019, and our telephone number is (646) 792-5600. The cost for our use of this space is included in the $10,000 per month fee we pay to an affiliate of our Sponsor for certain office space, utilities and secretarial and administrative support, pursuant to the Administrative Services Agreement. We consider our current office space adequate for our current operations.

Employees

Inflection Point currently has three officers: Kevin Shannon, Gary Quin and Joseph W. Pooler Jr. These individuals are not obligated to devote any specific number of hours to Inflection Point’s matters but they devote as much of their time as they deem necessary to Inflection Point’s affairs until it has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for Inflection Point’s initial business combination and the stage of the Business Combination process it is in. Inflection Point does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Inflection Point’s directors and executive officers are as follows:

Name	Age	Position
Michael Blitzer	49	Chairman
Kevin Shannon	31	Chief Executive Officer
Gary Quin	56	President and Director
Joseph W. Pooler Jr.	61	Chief Financial Officer
Garrett Curran	56	Director
Alberto Alsina Gonzalez	57	Director
Matthew Murphy	45	Director
Marc Spiegel	45	Director

Michael Blitzer, Chairman

Michael Blitzer has served as our Chairman since June 2026. Mr. Blitzer has been the Chairman of IPHX (Nasdaq: IPHX), a special purpose acquisition company since May 2026 and of IPFX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Quantum Space, LLC on June 8, 2026 since December 2025 and a director since September 2025. Mr. Blitzer previously served as co-CEO and director of IPAX, a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR). Mr. Blitzer also served as CEO and director of IPXX, a special purpose acquisition company, from March 2023 until the closing of its business combination with USARE in March 2025, as the President and CEO and director of IPDX, a special purpose acquisition company, from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026, as the Chairman and CEO of IPCX until the completion of its business combination with A1R WATER in August 2026, and as the Chairman and CEO of IPEX from September 2026 until the completion of its business combination with GOWell in September 2026. He currently sits on the board of directors of Intuitive Machines, Inc. (Nasdaq: LUNR) where he chairs the compensation committee and is a member of the audit committee, is the Executive Chairman of USA Rare Earth, Inc. (Nasdaq: USAR), and serves on the board of directors of Merlin, Inc. (Nasdaq: MRLN) as lead independent director and chair of the nominating and corporate governance committee. Mr. Blitzer is also founder and partner of Inflection Point Asset Management, which he co-founded with Kevin Shannon in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Blitzer was the founder and co-CEO of Kingstown Capital Management, which he founded in 2006 and grew to a multi-billion dollar asset manager with some of the world’s largest endowments and foundations until 2021. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University. We believe Mr. Blitzer is well-qualified to serve as a director due to his extensive experience as a director and company advisor, as well as his experience with finance and special purpose acquisition companies.

Kevin Shannon, Chief Executive Officer

Kevin Shannon has served as our Chief Executive Officer since June 2026. Mr. Shannon has been the CEO of IPHX since May 2026 and of IPFX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Quantum Space, LLC on June 8, 2026 since December 2025. He previously served as Chief of Staff of IPXX from March 2023 until the completion of its initial business combination with USA Rare Earth, Inc. in March 2025, as Chief of Staff of IPAX from March 2021 until the completion of its initial business combination with Intuitive Machines, Inc. in February 2023, as the COO of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026, as COO of IPCX until the completion of its initial business combination with A1R WATER in August 2026, and COO of IPEX from September 2025 until the completion of its initial business combination with GoWell in September 2026. In his role as CEO of IPFX, COO of IPCX, IPDX and IPEX, and Chief of Staff for IPXX and IPAX, Mr. Shannon was an active participant in all target search, negotiation, and due diligence workstreams. Mr. Shannon is a founder and partner of Inflection Point Asset Management, which he co-founded with Michael Blitzer in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Shannon also currently serves as Capital Markets Advisor for Intuitive Machines, Inc. and as Special Advisor to USA Rare Earth, Inc. Prior to Inflection Point Asset Management, Mr. Shannon was a Principal at The Venture Collective from April of 2023 to March of 2024 helping to source and diligence later stage investments for the venture capital firm. Before that, Mr. Shannon was a Senior Analyst at Kingstown Capital from March of 2021 to March of 2023. Mr. Shannon began his career in Equity Capital Markets at Bank of America, spending time working across the Technology, Industrials, Equity-Linked, and SPAC teams within ECM. Mr. Shannon holds a B.A. from Colgate University.

Gary Quin, President and Director

Gary Quin has served as director of the Company since inception, as Chief Executive Officer from October 2025 until his resignation on June 26, 2026 and as Chairman of the Board from January 2026 until his resignation on June 26, 2026. From April 2025, he served as Chief Executive Officer and from June 2024 as a director of Columbus Circle Capital Corp I (Nasdaq: BRR), until December 2025, when he became a director of ProCap Financial Inc. (Nasdaq: BRR) following its business combination with Columbus Circle Capital Corp. I. Mr. Quin has over 30 years of corporate and financial experience and has executed approximately $65 billion in M&A and capital market transactions throughout his career. Mr. Quin is currently the Vice Chairman of CCM, which is a division of CCS, a position he has held since 2024. He is responsible for leading and expanding the firm’s investment banking operations throughout the European, Middle Eastern, and African regions and has extensive connections in the global financial sponsor community. He also has deep sectoral expertise in telecoms, media (including sports and media rights), digital infrastructure, real estate, and financial services (including fintech). His expertise spans a wide array of industries, enabling him to provide strategic counsel and execution support to clients across diverse sectors. Mr. Quin is also currently a board member of Venturerock BV, a Dutch venture capital firm. Mr. Quin’s corporate, banking and advisory relationships and network among financial sponsors and the venture capital community provides us deal sourcing capabilities and access to high-quality acquisition opportunities. In October 2020, Mr. Quin became the Chief Executive Officer of North Atlantic Acquisition Corp (“NAAC”), which completed a $330 million IPO and raised a total of $383 million. In January 2023, NAAC announced its dissolution and the liquidation and return of assets held in trust to its shareholders. Prior to NAAC, Mr. Quin was Vice Chairman of Credit Suisse Group investment banking division in Europe from 2010 to December 2019, where he advised Europe’s corporates, governments, financial sponsors and family offices across M&A, private and public capital raising. Prior to this, Mr. Quin also served as Senior Advisor to The Blackstone Group from 2011 to 2012, during which time Blackstone acquired Eircom Limited for $3.8 billion. Prior to working at Credit Suisse, Mr. Quin was Chief Executive Officer of Blackrock Communications Ltd., a telecom-focused, private equity firm. Mr. Quin’s tenure at Blackrock Communications Ltd. was highlighted by a number of notable private and public telecom deals, including the 2009 acquisition of Melita Limited, a Maltese telecommunications and digital infrastructure company. Following the acquisition, he served as a director and shareholder of Melita, where he helped nearly double EBITDA in a three-year span from 2011 to 2014. At the time of acquisition, Melita had one of the leading ARPU in the Maltese market across all products and one of the best performances in Europe of a cable TV player launching mobile telephony. From 2011 to 2014, Melita witnessed a revenue CAGR of 7%, EBITDA grew at a CAGR of 25%, increasing roughly 2.0x, and EBITDA margins grew to 50%. Over the life of his investment in Melita and position as board member, Mr. Quin was critical in transforming the business from a pay-TV-centric cable operator into one of Europe’s first fully integrated quadruple-play telecom operators, with market leading positions in broadband and pay-TV and a fast-growing market share in mobile, as well as one of the broadest digital infrastructure offerings in the region. EQT recently announced the sale of Melita Limited to Goldman Sachs for an estimated $800 million. Prior to Blackrock Communications Limited, Mr. Quin filled various financial roles with Digicel Group Limited, a global mobile phone network and home entertainment provider. Digicel Group Limited, which received an early investment from The Blackstone Group, was launched in 2001 and grew to have 14 million subscribers as of December 31, 2018 and across 32 countries in 2020. He received his bachelor’s degree from the University College Cork, Ireland and his M.B.A. from Trinity College Dublin, Ireland.

Joseph W. Pooler, Jr., Chief Financial Officer

Joseph W. Pooler, Jr. has served as our Chief Financial Officer since October 2025. From May 2025 to December 2025 he served as Chief Financial Officer and Secretary of Columbus Circle 1 (Nasdaq: BRR). With over 30 years of experience in corporate finance, Mr. Pooler has developed deep expertise through his leadership in executive roles across publicly traded companies. Mr. Pooler has served as Executive Vice President, Chief Financial Officer and Treasurer of Cohen & Company Inc., a financial services firm specializing in asset management, capital markets, and fixed income trading, since December 2009. He has also served as Cohen & Company, LLC’s Chief Financial Officer since November 2007 and as its Chief Administrative Officer since May 2007. Previously, in March 2018, Mr. Pooler served as the Chief Accounting Officer and Treasurer of Insurance Acquisition Corp. (“Insurance SPAC”), which completed a $151 million initial public offering in March 2019. No public shares were redeemed in connection with Insurance SPAC’s extensions and the consummation of its Business Combination. In October 2020 Insurance SPAC merged with Shift Technologies, Inc. (“Shift”), an end-to-end ecommerce platform for buying and selling used cars, resulting in Shift’s common stock trading on Nasdaq Capital Market under the symbol “SFT.” He also served as the Chief Financial Officer and Treasurer of INSU Acquisition Corp. II (“Insurance SPAC II”), which completed a $230 million initial public offering in September 2020. Insurance SPAC II experienced aggregate redemptions of 8,372 Public Shares in connection with various extensions and the consummation of its Business Combination. In February 2021, Insurance SPAC II merged with Metromile, Inc. (“Metromile”), a digital insurance platform and pay-per-mile auto insurer, resulting in Metromile’s Class A common stock and warrants trading on Nasdaq under the symbols “MILE” and “MILEW” respectively. Mr. Pooler also served as the Chief Financial Officer of INSU Acquisition Corp. III, a SPAC which completed a $250 million initial public offering in December 2020 and was subsequently liquidated. He also served as the Chief Financial Officer of FTAC Parnassus Acquisition Corp., which completed a $250 million initial public offering in March 2021 and was subsequently liquidated. He also served as the Chief Financial Officer and Secretary of FTAC Zeus Acquisition Corp., which completed a $402.5 million initial public offering in November 2021 and was subsequently liquidated. From July 2006 to November 2007, Mr. Pooler served as Senior Vice President of Finance of Cohen & Company, LLC. Additionally, from November 2007 to March 2009, Mr. Pooler served as Chief Financial Officer of Muni Funding Company of America, LLC, a Cohen & Company, Inc. managed company investing in middle-market non-profit organizations. Prior to joining Cohen & Company, LLC, Mr. Pooler held key management positions from 1999 through 2005 at Pegasus Communications Corporation (now known as The Pegasus Companies, Inc. (OTC: PEGX)), which operated in the direct broadcast satellite television and broadcast television station segments. While at Pegasus, Mr. Pooler held various positions including Chief Financial Officer, Principal Accounting Officer, and Senior Vice President of Finance. From 1993 to 1999, Mr. Pooler held various management positions with MEDIQ, Incorporated, which provides rental and sales of critical care medical equipment to healthcare providers across the U.S., including Corporate Controller, Director of Operations, and Director of Sales Support. Mr. Pooler holds an M.B.A. from Drexel University, a B.A. from Ursinus College, and was previously a Certified Public Accountant in the Commonwealth of Pennsylvania (license lapsed).

Garrett Curran, Independent Director

Garrett Curran has served as one of our directors since February 2026. From May 2025 to December 2025 he served on the board of directors of Columbus Circle 1 (Nasdaq: BRR). He is a Board member, advisor and investor specializing in financial services, technology and real estate. He has been an Independent Non-Executive Director at Santander Asset Management (Madrid) since June 2023. Mr. Curran’s most recent Board member and advisory roles include acting as Independent Non-Executive Director at Santander Bank UK (London) from 2019 to 2022, Board member at specialist asset management firm EQCapital SL (Madrid) from 2020 to 2025; Independent Non-Executive Director at Spanish “Build-to-Rent” developer Bext Space Holding SL (Madrid) from 2021 to 2023; Independent Non-Executive Director at listed insurance group Argus Group Holdings (Bermuda) from 2021 to 2023;

Board Member and shareholder of developer and W-Hotel-Verbier-owner Les Trois Rocs SA, (Verbier, Switzerland) from 2017 to 2023; Independent Senior Advisor to the Investment Committee at Apollo-owned insurance company Catalina Holdings Ltd (Bermuda/London) from 2018 to 2020. Mr. Curran previously spent 22 years in investment banking in a variety of positions in London and New York spending the last 9 years at Credit Suisse. He was Chief Executive Officer of Credit Suisse in the UK and the bank’s Chief Client Officer in EMEA, whilst also managing and supervising their Global Markets EMEA client business within the IB, with responsibilities spanning strategy, capital allocation, operational management, supervision, culture and senior client relationships. He frequently represented the bank in public forums and conferences, such as the World Economic Forum, Eurofi, The Economist Future of Banking summit, and was a Board member of Credit Suisse UK Ltd. Mr. Curran is a Fellow Commoner of St Catharine’s College, Cambridge University and is Chairman of the Foundation Board of Queen’s University, Belfast. He received both a B.A. in Law and an M.A. in Law from Cambridge University and holds a Diploma in “Estudios Hispánicos” from the University of Navarre. Mr. Curran is well-qualified to serve as a director due to his extensive finance and investing experience in financial services, technology and real estate.

Alberto Alsina Gonzalez, Independent Director

Alberto Alsina Gonzalez has served as one of our directors since February 2026. From May 2025 to December 2025 he served on the board of directors of Columbus Circle 1 (Nasdaq: BRR). He has more than three decades of international experience in multinational settings where he held several executive positions at global and European levels in the U.S., UK, Brazil, Germany, Zimbabwe, Spain and Malta. He has also held Board positions in many African, Asian and South American companies. With more than 20 years of experience specifically in Private Equity, he has honed his skills at private equity firms such as Permira, and Mediterrania Capital Partners Ltd. (“Mediterrania”), which he founded in 2013 and where he currently serves as Chief Executive Officer and Group Managing Partner. Mediterrania invests in Africa, operating under regulators such as the Malta MFSA, the Mauritius FSC, and the Spanish regulator CNMV. As of 31st October 2024, the total assets under management pursuant to the Impact Principles amount to €556.8 million. The group companies and portfolio companies of Mediterrania deliver over €1.8 billion in annual revenues and employ more than 27,000 people in Africa. Mr. Alsina Gonzalez also serves as the Chairman of the Investment Committee for Mediterrania. Mr. Alsina Gonzalez’s professional journey spans over 25 years, marked by his expertise in general management on a global scale. From January 1993 to December 2001, he spent 9 years at General Cable, where he served as VP in the Telecomms division in the U.S. From 2001 to 2004, he served 3 years at Textron Inc, an aviation and aerospace manufacturing company. From 2004 to 2006, Mr. Alsina Gonzalez spent over 2 years as a managing director at VWR (pharma) in the UK where he played a vital role in a successful Private Equity MBO project. From 2007 to 2012, Mr. Alsina Gonzalez was a managing director at Riva y Garcia Financial Group. Mr. Alsina Gonzalez holds an Executive Education Advanced Management Program degree from Harvard Business School and a bachelor’s degree in Business Studies from the University of Barcelona in Spain. He also holds a postgraduate degree in European Management from the University of Poitiers in France in conjunction with the University of Fulda in Germany and University of Poitiers in France. Mr. Alsina Gonzalez has completed a Finance executive education degree from Harvard Business School (U.S.) in 2003, an executive education degree in PE & VC from the London Business School (U.K.) in 2006, and an executive education degree in Leadership from Wharton (U.S.) in 2010. He received an Executive Advanced Management Program degree from IESE Business School (Spain). Since 2007, Mr. Alsina Gonzalez has been an associate professor at EADA School of Business and UIC University in Barcelona. Mr. Alsina Gonzalez also demonstrates a strong commitment to philanthropy and social causes. As a board member of a non-profit organization dedicated to treating children with disabilities and psychological problems, helping more than 15,000 children since 2012. Furthermore, Mr. Alsina Gonzalez serves on the board of African Venture Capital Association (AVCA) and is a member of the African Council of Global Private Equity Association (GPAC). Mr. Alsina Gonzalez is well-qualified to serve as a director due to his extensive global finance and investing experience.

Matthew Murphy, Independent Director

Matthew Murphy has served as one of our directors since February 2026. From May 2025 to December 2025 he served on the board of directors of Columbus Circle 1 (Nasdaq: BRR). He has over 20 years of experience in venture capital, entrepreneurship, and strategic investing, specializing in disruptive innovations across a variety of sectors. Since 2018, he has served as a General Partner at Montage Ventures, with a focus on backing entrepreneurs looking to disrupt the Financial Services, Real Estate and Insurance industries. During his tenure at Montage, his team has invested in over 75 start-ups, leveraging their expertise to drive growth. Mr. Murphy currently serves on the Board of Directors of several portfolio companies of Montage Ventures, including Equi, an alternative investment portfolio, Feals, a wellness brand offering health supplements, Keyway, a real estate technology company, Pylon, a mortgage-lending-as-a-service platform, Upswing Health, a digital musculoskeletal (MSK) platform, Vint, an investment platform for curated wines and spirits, and Welcome Homes, a real estate platform that simplifies the home-building process. Previously, Mr. Murphy served as Global Vice President of Renren (NYSE: RENN), which operates the leading real-name social networking internet platform in China, from 2012 to 2018. There, he focused on building Renren’s global investment portfolio in FinTech, Logistics and Marketplaces — with investments including SoFi, LendingHome, Motif, Aspiration and Fundrise. In addition, he was the Chief Marketing Officer for Renren’s Real Estate Technology Group, which is made up of Chime Technologies, Geographic Farm and Sindeo Mortgage from 2012 to 2018. Prior to Renren, Mr. Murphy was the Chief Marketing Officer & Co-Founder of Lemon.com, a leading mobile wallet solution (Acquired by LifeLock), from 2010 to 2012 and General Manager of Bling Nation, a provider of mobile payment services, from 2010 to 2012. He also served as the Chief Marketing Officer at Chegg (NYSE: CHGG), a leader in textbook rentals and online education from 2009 to 2010 and was part of the executive team that raised over $112 million in funding. Additionally, he served as the head of Advertising & Media at E*TRADE Financial from 2000 to 2006, and won numerous awards for his work, including a Clio, Effie and Stevie Award. Throughout his career, he has played a key role in backing and scaling high-growth ventures, building investment portfolios, and advising companies at various stages of development. Mr. Murphy earned his Master’s degree in Business Administration from the Christos M. Cotsakos College of Business at William Paterson University, earned a Bachelor’s degree in finance from Santa Clara University and attended Executive Marketing courses at Northwestern University’s Kellogg School of Management. Mr. Murphy is well-qualified to serve as a director due to his extensive investing and marketing experience in numerous public and private companies across multiple industries.

Marc Spiegel, Independent Director

Marc Spiegel has served as one of our directors since February 2026. He is a seasoned entrepreneur and business leader with over two decades of experience spanning environmental services, sports, and finance. He is the Founder and Managing Member of Innovatio Capital LLC, a firm focused on strategic investments and capital solutions, since 2024. In 2022, Mr. Spiegel also founded 502Circle, LLC, a company created to provide communities with an opportunity to support student-athletes, and previously co-founded Rubicon Technologies, Inc., a pioneer in sustainable, cloud-based waste and recycling solutions, in 2009. Mr. Spiegel began his career in the environmental services industry, holding roles at his family’s businesses prior to exits to Republic Services and Waste Management. Mr. Spiegel then founded Rubicon Technologies, where he served until 2024. His leadership helped transform Rubicon into a recognized player in technology-driven sustainability. In addition to his entrepreneurial ventures, Mr. Spiegel has held multiple corporate affiliations and currently serves as the majority owner of Querétaro F.C., a top-flight Mexican soccer team. He was named to the Atlanta Business Chronicle’s “40 Under 40” list in 2016, reflecting his impact and leadership in business. He holds a Bachelor of Science in Sport Administration with a minor in Communication and a Master of Public Administration in Public Administration and Non-Profit Management, both from the University of Louisville. Mr. Spiegel is well-qualified to serve as a director due to his extensive experience in environmental services, sports, and finance.

Executive and Director Compensation

None of Inflection Point’s executive officers or directors have received any cash compensation for services rendered to Inflection Point. We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from working capital:

•        Reimbursement for office space, utilities and secretarial and administrative support made available to us by an affiliate of the Sponsor, in an amount equal to $10,000 per month pursuant to the Administrative Services Agreement;

•        Payment of consulting, success or finder fees to our independent directors or their respective affiliates in connection with the consummation of our initial business combination;

•        In addition to the Business Combination Marketing Agreement, we may engage CCM, an affiliate of our Sponsor and the Representatives as advisors or otherwise in connection with our initial business combination and certain other transactions and pay such entity a fee in an amount that constitutes a market standard for comparable transactions; the terms of such engagement, if any, have not been determined and no written agreements exist with respect to such engagement;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination;

•        Repayment of working capital loans that may be made by the Sponsor or an affiliate of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such working capital loans may be convertible into private placement units of the post-business combination entity at a price of $10.00 per unit at the option of the applicable lender. Such units would be identical to the Private Placement Units. Except for the foregoing, the terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to such working capital loans;

•        Our independent directors each received, for their services as a director, an indirect interest in 50,000 Founder Shares through membership interests in our Sponsor, our Chairman received an indirect interest in 729,130 Founder Shares through membership interests in the Sponsor, our Chief Executive Officer received an indirect interest in 243,043 Founder Shares through membership interests in our Sponsor, our President received an indirect interest in 550,000 Founder Shares through membership interests in our Sponsor and our Chief Financial Officer received an indirect interest in 175,000 Founder Shares through membership interests in our Sponsor; and

•        Payment to CCM and Clear Street of their underwriting discount, the Marketing Fee, fees for any financial advisory, placement agency or other similar investment banking services CCM and Clear Street may provide to us in the future, including in connection with the closing of our initial business combination, and reimbursement of the Representatives for any out-of-pocket expenses incurred by them in connection with the performance of such services.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to Inflection Point’s executive officers will be determined, or recommended to the Inflection Point Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Inflection Point Board. We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, or another initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination, or another initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of the Business Combination, or another initial business combination, will be a determining factor in our decision to proceed with the Business Combination, or another initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, Inflection Point Fund, their respective affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
Columbus Circle 2 Sponsor Corporation LLC	7,666,667 shares of New Elroy Air Common Stock upon conversion of 7,666,667 Inflection Point Class A Ordinary Shares received upon conversion of 7,666,667 Inflection Point Class B Shares in the Sponsor Share Conversion(1)(2)	$25,000
	265,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 265,000 Private Placement Units(3)	$2,650,000
88,333 New Elroy Air Warrants upon conversion of 88,333 Inflection Point Warrants underlying 265,000 Private Placement Units(3)
	Repayment of $300,000 due under IPO Promissory Note	Repayment of loans made to Inflection Point to cover offering related and organizational expenses
Inflection Point Fund I, LP

A number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share of (i) the total outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00, as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Note (approximately 3,245,741 shares of Series A Preferred Stock taking into account accrued interest through November 5, 2026; such number of shares of Series A Preferred Stock may increase prior to Closing due to additional accrued interest after such date), and a New Elroy Air Series A Warrant exercisable for 3,133,333 shares of New Elroy Air Common Stock

Exchange of Pre-Funded Convertible Note and a Pre-Funded Warrant, which Pre-Funded Convertible Note and Pre-Funded Warrant were acquired for an aggregate purchase price of approximately $32.0 million
	3,000,000 shares of New Elroy Air Common Stock, or approximately 39.1%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC	$3,200,000 as an underwriting fee in connection with the IPO, which amount was used to purchase 320,000 Private Placement Units	Underwriting fee in connection with the IPO
	320,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 320,000 Private Placement Units(4)	320,000 Private Placement Units purchased using $3,200,000 received as an underwriting fee in connection with the IPO
106,667 New Elroy Air Warrants upon conversion of 106,667 Inflection Point Warrants underlying 320,000 Private Placement Units(4)

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided

A cash fee upon the consummation of the Business Combination or another initial business combination of up to $7,840,000, consisting of (i) an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Inflection Point Units in the IPO remaining in the Trust Account following Redemption (up to $6,400,000), and (ii) 4.8% of the gross proceeds from the sale of 3,000,000 Inflection Point Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following Redemptions (up to $1,440,000)

Services pursuant to the Business Combination Marketing Agreement
	A cash fee upon the consummation of the Business Combination of $2,500,000	Services as a joint financial advisor to Inflection Point in connection with the Business Combination
	A cash fee upon the consummation of the Business Combination and the Closing PIPE Investment of $1,500,000	Services as co-placement agent in connection with the Closing PIPE Investment
Michael Blitzer	729,130, or approximately 9.5%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
	30,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 30,000 Private Placement Units	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
10,000 New Elroy Air Warrants upon conversion of 10,000 Inflection Point Warrants underlying 30,000 Private Placement Units
Gary Quin	250,259, or approximately 3.3%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
Kevin Shannon	243,043, or approximately 3.2%, of the shares of New Elroy Air Common Stock that will be received by the Sponsor upon conversion of Founder Shares	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
	10,000 shares of New Elroy Air Common Stock upon conversion of Inflection Point Class A Shares underlying 10,000 Private Placement Units	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination
3,333 New Elroy Air Warrants upon conversion of 3,333 Inflection Point Warrants underlying 10,000 Private Placement Units
Cohen & Company, LLC	$10,000 per month	Office space, administrative and shared personnel support services
Sponsor, Officers, and Directors, or our or their affiliates

Payment of consulting, success or finder fees to independent directors or their respective affiliates in connection with the consummation of the Business Combination or another initial business combination

Any services in order to effectuate the completion of an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating, negotiating, and consummating the Business Combination

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid, or Services Provided
	Private placement units into which up to $1,500,000 in working capital loans may be convertible at a price of $10.00 per unit at the option of the lender	Working capital loans to finance transaction costs in connection with an initial business combination

Number and Terms of Office of Officers and Directors

Committees of the Board of Directors

The Inflection Point Board has established two standing committees: an audit committee and a compensation committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board and has the composition and responsibilities described below.

Audit Committee

Mr. Spiegel, Mr. Alsina Gonzalez and Mr. Curran serve as the members of our Audit Committee. Under the Nasdaq Rules and applicable SEC rules, we are required to have three members of the Audit Committee, all of whom must be independent. Mr. Spiegel, Mr. Alsina Gonzalez and Mr. Curran are each independent.

Mr. Curran serves as the chairman of the Audit Committee. Each member of the Audit Committee is financially literate and our board of directors has determined that Mr. Curran qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting the Inflection Point Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with our management team and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

•        reviewing with our management team, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities;

•        advising the Inflection Point Board and any other committees if the clawback provisions of the SEC Clawback Rule are triggered based upon a financial statement restatement or other financial statement change, with the assistance of management and to the extent that our securities continue to be listed on an exchange and subject to the SEC Clawback Rule; and

•        implementing and overseeing our cybersecurity and information security policies, and periodically reviewing the policies and managing potential cybersecurity incidents.

Compensation Committee

The members of our Compensation Committee are Mr. Spiegel, Mr. Alsina Gonzalez and Mr. Curran. Mr. Alsina Gonzalez serves as chair of the Compensation Committee. Under the Nasdaq Rules and applicable SEC rules, we are required to have a compensation committee of at least two members, all of whom must be independent. Mr. Spiegel, Mr. Alsina Gonzalez and Mr. Curran are each independent. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officers based on such evaluation;

•        reviewing and making recommendations to the Inflection Point Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing executive compensation policies and plans;

•        implementing and administering incentive compensation equity-based remuneration plans;

•        assisting management in complying with Inflection Point’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for executive officers and employees;

•        producing a report on executive compensation to be included in Inflection Point’s annual proxy statement;

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

•        advising the Board and any other Board committees if the clawback provisions of the SEC Clawback Rule are triggered based upon a financial statement restatement or other financial statement change and perform any other tasks required of it by the Clawback Policy, with the assistance of Management and to the extent that our securities continue to be listed on an exchange and subject to the SEC Clawback Rule.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or the Nasdaq Rules. In accordance with Rule 5605-6(e) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by the Inflection Point Board. The Inflection Point Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who participate in the consideration and recommendation of director nominees are Mr. Alsina Gonzalez, Mr. Curran, Mr. Murphy and Mr. Spiegel. In accordance with Rule 5605(e)(1)(A) of the Nasdaq Rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Inflection Point Board also considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to the Inflection Point Board should follow the procedures set forth in the Cayman Constitutional Documents.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Inflection Point Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, our Public Shareholders will not have the right to recommend director candidates for nomination to the Inflection Point Board.

Director Independence

Nasdaq Rules require that a majority of the Inflection Point Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Inflection Point Board has determined that each of Mr. Spiegel, Mr. Alsina Gonzalez and Mr. Curran are “independent directors” as defined in the Nasdaq Rules and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Code of Ethics

We have adopted the Code of Ethics. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC rules or the Nasdaq Rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Cayman Constitutional Documents or alternatively by shareholder approval at general meetings. Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. The Cayman Constitutional Documents provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete the Business Combination, or another initial business combination. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Michael Blitzer	Kingstown Capital Management, L.P.	Asset management	Founder and Co-Chief Investment Officer
	Kingstown Capital Partners, LLC	Asset management	Managing Member
	Kingstown Management GP LLC	Asset management	Managing Member
	Kingstown Partners Master Ltd, Kingstown Partners II, L.P., Kingstown 1740 Fund, LP and Kingfishers L.P.	Investment Funds	Funds managed by Kingstown Capital Management, LP and Kingstown Management GP LLC
	Inflection Point Asset Management LLC	Asset management	Director and Chief Investment Officer
	Inflection Point GP I LLC	Asset management	Manager and Member
	Inflection Point Fund I, LP	Investment fund	Fund managed by Inflection Point Asset Management LLC and Inflection Point GP I LLC
	Intuitive Machines, Inc.	Space exploration, infrastructure and services	Director
	USA Rare Earth, Inc.	Manufacturing	Executive Chairman
	Merlin, Inc.	Aviation	Director
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Chairman
	Inflection Point Acquisition Corp. VIII	Special purpose acquisition company	Chairman
	Bleichroeder Acquisition Corp. III	Special purpose acquisition company	Chairman

Kevin Shannon	USA Rare Earth, Inc.	Manufacturing	Special Advisor
	Intuitive Machines, Inc.	Space exploration, infrastructure and services	Capital Markets Advisor
	Inflection Point Asset Management LLC	Asset management	Director and Portfolio Manager
	Inflection Point Fund I, LP	Investment fund	Fund managed by Inflection Point Asset Management LLC
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Chief Executive Officer

Individual	Entity	Entity’s Business	Affiliation
	Inflection Point Acquisition Corp. VIII	Special purpose acquisition company	Chief Executive Officer
	Bleichroeder Acquisition Corp. III	Special purpose acquisition company	Co-Chief Executive Officer
	Air Water Ventures Limited	Beverage	Director
	GoWell Energy Technology	Oilfield services	Director

Gary Quin	Cohen & Company Capital Markets	Financial	Vice Chairman
	Venturerock BV	Venture Capital	Director
	ProCap Financial Inc.	Financial Services	Director
	Columbus Circle Capital Corp III	Special purpose acquisition company	Chief Executive Officer and Chairman

Garrett Curran	Santander Asset Management (Madrid)	Investing	Director
	Columbus Circle Capital Corp III	Special purpose acquisition company	Director

Alberto Alsina Gonzalez	Mediterrania Capital	Private Equity	Chief Executive Officer and Director
	Columbus Circle Capital Corp III	Special purpose acquisition company	Director

Matthew Murphy(1)	Montage Ventures	Investing	General Partner
	Columbus Circle Capital Corp III	Special purpose acquisition company	Director

Joseph W. Pooler, Jr.	Cohen & Company Inc.	Finance	Officer
	Cohen & Company, LLC	Finance	Officer
	Columbus Circle Capital Corp III	Special purpose acquisition company	Officer

Marc Spiegel(2)	Innovatio Capital LLC	Investing	Principal
	Columbus Circle Capital Corp III	Special purpose acquisition company	Director

____________

(1)      Mr. Murphy is the director of portfolio companies of Montage Ventures, and such portfolio companies may have precedence with respect to business combination targets over us.

(2)      Mr. Spiegel is the director of portfolio companies of Innovatio Capital, and such portfolio companies may have precedence with respect to business combination targets over us.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Inflection Point or any members of its management team in their capacity as such, and Inflection Point and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Inflection Point has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Inflection Point’s annual reports contain consolidated financial statements audited and reported on by Inflection Point’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INFLECTION POINT

The following discussion and analysis of the financial condition and results of operations of Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (for purposes of this section, “Inflection Point”, “we”, “us” and “our”) should be read in conjunction with the financial statements and related notes of Inflection Point included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

We are a special purpose acquisition company incorporated on April 3, 2025, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination.

We are an early stage and emerging growth company and, as such, we are subject to all of the risks associated with early stage and emerging growth companies. We expect to incur significant costs in the pursuit of our acquisition plans. There can be no assurance that our plans to complete the Business Combination or another initial business combination will be successful.

The registration statement for the IPO became effective on January 30, 2026. On February 12, 2026, we consummated our IPO of 23,000,000 Inflection Point Units, including 3,000,000 Inflection Point Units issued pursuant to the full exercise of the underwriters’ over-allotment option. Each Inflection Point Unit consists of one Public Share and one-third of one Public Warrant, with each whole Public Warrant entitling the holder thereof to purchase one Inflection Point Class A Share for $11.50 per share. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds to us of $230,000,000.

Simultaneously with the closing of the IPO and pursuant to the Private Placement Units Purchase Agreements, we completed the sale of an aggregate of 665,000 Private Placement Units to the Sponsor and the Representatives in the Private Placement at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to us of $6,650,000. Of those 665,000 Private Placement Units, our Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units. The Private Placement Units (and underlying securities) are identical to the Public Units (and underlying securities), except as otherwise described herein.

Following the closing of the IPO on February 12, 2026, an amount of $230,000,000 ($10.00 per unit) from the net proceeds of the sale of the Inflection Point Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the Trust Account, located in the United States, with Continental acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, the proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Inflection Point’s Public Shares if Inflection Point is unable to complete the initial business combination within the completion window, subject to applicable law and the Cayman Constitutional Documents, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the Public Shares if Inflection Point has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders.

Inflection Point’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until February 12, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

We may seek to extend the Combination Period consistent with applicable laws, regulations and stock exchange rules by amending the Cayman Constitutional Documents. Any such amendment would require the approval of our shareholders, and our Public Shareholders will be provided the opportunity to redeem all or a portion of their Public Shares in connection with the vote on such approval. Such redemptions will decrease the amount held in our Trust Account and our capitalization, and may affect our ability to maintain our listing on Nasdaq. In addition, the Nasdaq Rules currently require SPACs (such as us) to complete their initial business combination within 36 months after initial public offering. If we do not meet such requirement, our securities will likely be subject to a suspension of trading and delisting from Nasdaq.

Liquidity and Capital Resources

Following the IPO, including the full exercise of the over-allotment option, and the sale of the Private Placement Units, a total of $230,000,000 was placed in the Trust Account. We incurred fees of $5,014,442 in the IPO, consisting of $4,000,000 of cash underwriting fee, and $1,014,442 of other offering costs.

For the period from April 3, 2025 (inception) through December 31, 2025, no cash was used in operating activities. Net loss of $46,064 was offset by general and administrative costs paid through the issuance of the Class B Ordinary Shares of $4,644 and paid through the IPO Promissory Note of $41,420.

For the six months ended June 30, 2026, cash used in operating activities was $375,953. Net income of $1,219,059 was affected by interest earned on cash and investments held in the Trust Account of $3,097,832 and payment of operation costs through promissory notes — related party of $53,250. Changes in operating assets and liabilities provided $1,530,114 of cash for operating activities.

As of December 31, 2025 and June 30, 2026, we had cash and investments held in the Trust Account of $0 and $233,097,832 (including approximately $3,097,832 of interest income on money market funds), respectively. We may withdraw interest from the Trust Account to pay taxes, if any. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of any taxes payable), to complete an initial business combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete an initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the Trust Account, we may, at any time, (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank.

As of December 31, 2025, we had no cash and a working capital deficit of $169,035. Following the closing of the IPO, we had cash held outside of the Trust Account of approximately $1,665,000 and working capital of $1,512,494.

As of June 30, 2026, we had cash held outside of the Trust Account of $1,087,184. We use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants, or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination.

Our liquidity needs through December 31, 2025 were satisfied through (i) a contribution of $25,000 from the Sponsor in exchange for the issuance of our Founder Shares and (ii) loans pursuant to the IPO Promissory Note.

Our liquidity needs through February 12, 2026 were satisfied through (i) a contribution of $25,000 from the Sponsor in exchange for the issuance of our Founder Shares, and (ii) a loan pursuant to the IPO Promissory Note. Following the IPO, and the sale of the Private Placement Units, our liquidity needs through June 30, 2026 have been satisfied through the net proceeds from the consummation of the IPO and the sale of the Private Placement Units held outside of the Trust Account.

IPO Promissory Note

Prior to the closing of the IPO, the Sponsor agreed to loan us an aggregate of up to $300,000 under the IPO Promissory Note to cover expenses related to the IPO. Such loans and advances were non-interest bearing and payable on the earlier of June 30, 2026 or the completion of the IPO. The loan of $300,000 was fully repaid upon the consummation of the IPO on February 12, 2026. No additional borrowing is available under the IPO Promissory Note.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us Working Capital Loans, as may be required. If we complete an initial business combination, we intend to repay such Working Capital Loans. In the event that we do not complete an initial business combination, we may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans, but no proceeds from our Trust Account will be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be converted into units of the post-business combination entity at a price of $10.00 per unit. Such units (and underlying securities) would be identical to the Private Placement Units (and underlying securities). As of December 31, 2025 and June 30, 2026, we did not have any borrowings under any Working Capital Loans.

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” we do not believe we will need to raise additional funds to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence, negotiating and consummating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such initial business combination.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as follows:

Administrative Services Agreement

Commencing February 11, 2026, and until the completion of our initial business combination or liquidation, we reimburse an affiliate of the Sponsor $10,000 per month for office space, utilities, and secretarial and administrative support pursuant to the Administrative Services Agreement. For the three and six months ended June 30, 2026, the Company incurred and paid $30,000 and $50,000 in fees for these services, which amounts are included in accrued expenses in our condensed balance sheet as of June 30, 2026 included elsewhere in this proxy statement/prospectus.

Underwriting Agreement

We granted the Underwriters a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,000,000 Option Units to cover over-allotments, if any. On February 12, 2026, the Underwriters fully exercised their Over-Allotment Option.

The Underwriters were paid a cash underwriting discount of $4,000,000 (2.0% of the gross proceeds of the Public Units offered in the Initial Public Offering). Clear Street was paid $400,000 for acting as a “qualified independent underwriter” in the Initial Public Offering. Additionally, the Representatives are entitled to the Marketing Fee of $9,800,000 upon the completion of the initial Business Combination subject to the terms of the Business Combination Marketing Agreement.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since April 3, 2025 (inception) through June 30, 2026 have been (i) organizational activities and (ii) activities relating to (x) the IPO and (y) identifying and evaluating prospective acquisition candidates and activities in connection with the initial business combination. We will not generate any operating revenues until after completion of initial business combination. We have generated non-operating income in the form of interest income on investments held in the Trust Account after the initial public offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance, among other things), as well as for due diligence expenses.

For the period from April 3, 2025 (inception) through December 31, 2025, we had a net loss of $46,064, which consisted of general and administrative costs.

For the three months ended June 30, 2026, we had net income of $365,807, which consists of operating costs of $1,679,338, offset by interest income on cash and investments held in the Trust Account of $2,045,145.

For the six months ended June 30, 2026, we had net income of $1,219,059, which consists of operating costs of $1,878,773, offset by interest income on cash and investments held in the Trust Account of $3,097,832.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2026. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Estimates and Policies

The preparation of the unaudited condensed financial statements and notes thereto included elsewhere in this proxy statement/prospectus in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and the disclosure of contingent assets and liabilities, in our unaudited condensed financial statements. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments, and we evaluate these estimates on an ongoing basis. To the extent actual experience differs from the assumptions used, our unaudited condensed financial statements and notes thereto included elsewhere in this proxy statement/prospectus could be materially affected. We believe that the following accounting policies involve a higher degree of judgment and complexity. As of June 30, 2026, we did not have any critical accounting estimates to be disclosed.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

DESCRIPTION OF NEW ELROY AIR SECURITIES

The following summary of the material terms of New Elroy Air securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and the Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. We urge you to read the Proposed Charter and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of the New Elroy Air Securities following the Closing. Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to New Elroy Air.

Certain provisions of the Proposed Charter, Proposed Bylaws, Certificate of Designation, and the New Elroy Air Series A Warrants summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New Elroy Air Common Stock.

General

The Proposed Charter will authorize the issuance of [•] shares, consisting of:

•        [•] shares of New Elroy Air Common Stock, par value $0.0001 per share;

•        [•] shares of New Elroy Air Preferred Stock, par value $0.0001 per share.

Except as otherwise required by the Proposed Charter, the holders of shares of New Elroy Air Common Stock shall vote together as a single class (or, if any holders of shares of New Elroy Air Preferred Stock are entitled to vote together with the holders of New Elroy Air Common Stock, as a single class with such holders of New Elroy Air Preferred Stock) on all matters submitted to a vote of stockholders of New Elroy Air.

Common Stock

New Elroy Air Common Stock

Voting rights.    Each holder of record of New Elroy Air Common Stock, as such, shall have one vote for each share of New Elroy Air Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally. The holders of shares of New Elroy Air Common Stock do not have cumulative voting rights.

Dividend rights.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of New Elroy Air Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with the New Elroy Air Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of New Elroy Air, dividends and other distributions may be declared and paid ratably on the New Elroy Air Common Stock out of the assets of New Elroy Air that are legally available for this purpose at such times and in such amounts as the New Elroy Air Board, in its discretion, shall determine.

The payment of future dividends on the shares of New Elroy Air Common Stock will depend on the financial condition of New Elroy Air after the completion of the Business Combination, and subject to the discretion of the New Elroy Air Board. There can be no guarantee that cash dividends will be declared. The ability of New Elroy Air to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by New Elroy Air or any of its subsidiaries from time to time.

Rights upon liquidation.    In the event of dissolution, liquidation or winding up of New Elroy Air, after payment or provision for payment of the debts and other liabilities of New Elroy Air and subject to the rights, if any, of the holders of any outstanding series of New Elroy Air Preferred Stock or any class or series of stock having a preference over or the right to participate with the New Elroy Air Common Stock with respect to the distribution of assets of New Elroy Air upon such dissolution, liquidation or winding up of New Elroy Air, the holders of New Elroy Air Common Stock shall be entitled to receive the remaining assets of New Elroy Air available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights.    The holders of New Elroy Air Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Elroy Air Common Stock. The rights, preferences and privileges of holders of the New Elroy Air Common Stock will be subject to those of the holders of any shares of the New Elroy Air Preferred Stock that New Elroy Air may issue in the future.

Elroy Air Lock-Up Agreement

At the Closing, New Elroy Air and the Lock-Up Holders will enter into the Elroy Air Lock-Up Agreement, pursuant to which the Lock-Up Holders and their respective permitted assigns will agree not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of any lock-up shares or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b), any Lock-Up Shares, prior to the earlier of (A) six months after the consummation of the Business Combination and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the consummation of the Business Combination. The Elroy Air Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

New Elroy Air Preferred Stock

Up to [•] shares of New Elroy Air Preferred Stock, all of which will be Series A Preferred Stock, will be issued or outstanding immediately after the completion of the Business Combination. The Proposed Charter will authorize the New Elroy Air Board to establish one or more series of New Elroy Air Preferred Stock. Unless required by law or any stock exchange, the authorized shares of New Elroy Air Preferred Stock will be available for issuance without further action by the holders of New Elroy Air Common Stock.

The New Elroy Air Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of New Elroy Air Preferred Stock. The issuance of New Elroy Air Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New Elroy Air without further action by the stockholders. Additionally, the issuance of New Elroy Air Preferred Stock may adversely affect the holders of the New Elroy Air Common Stock by restricting dividends on the New Elroy Air Common Stock, diluting the voting power of the New Elroy Air Common Stock or subordinating the liquidation rights of the New Elroy Air Common Stock. As a result of these or other factors, the issuance of New Elroy Air Preferred Stock could have an adverse impact on the market price of the New Elroy Air Common Stock.

In connection with the Series A Preferred Stock Investment, the Inflection Point Board will adopt the Certificate of Designation, creating the Series A Preferred Stock.

Dividends:    The Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Stated Value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Stated Value (if paid in cash), plus the amount of previously accrued dividends. Such dividends will compound semi-annually.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation). Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro rata share of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Voting:    The Series A Preferred Stock will (i) vote together with the New Elroy Air Common Stock as a single class, except as required by law and (ii) as noted below under “Protective Provisions”. Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Elroy Air Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as at least 20% of the shares of New Elroy Air Series A Preferred Stock issued as of the Closing are outstanding, New Elroy Air will not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of New Elroy Air Series A Preferred Stock, which must include Inflection Point Asset Management LLC or its affiliates, to the extent such holders then hold New Elroy Air Series A Preferred Stock (the “Required Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Elroy Air; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Elroy Air in a manner that materially and adversely affects the rights given to the New Elroy Air Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the New Elroy Air Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of New Elroy Air Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the New Elroy Air Series A Preferred Stock prior to payment of such cash dividend on the New Elroy Air Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the New Elroy Air Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of New Elroy Air; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Elroy Air’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Elroy Air, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Elroy Air; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the New Elroy Air Series A Preferred Stock will not be considered indebtedness for purposes of this calculation.

Conversion:    Each share of New Elroy Air Series A Preferred Stock will be convertible into New Elroy Air Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and full-ratchet anti-dilution adjustments, including with respect to future issuances or sales of New Elroy Air Common Stock at prices less than the conversion price then in effect. In addition, if the 20-day volume-weighted average price of the New Elroy Air Common Stock on the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of each holder commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    Unless prohibited by applicable law governing distributions to stockholders, subject to the conditions set forth in the Certificate of Designation, the New Elroy Air Series A Preferred Stock will be redeemable at the option of New Elroy Air commencing any time:

(A)    prior to the first anniversary of the Closing at a price equal to the greater of (i) 150% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(B)    on or after the first anniversary but prior to the second anniversary of the Closing at a price equal to the greater of (i) 140% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(C)    on or after the second anniversary of the Closing but prior to the third anniversary of the Closing at a price equal to the greater of (i) 130% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(D)    on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing at a price equal to the greater of (i) 120% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(E)    on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing at a price equal to the greater of (i) 110% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption); or

(F)    on or after the fifth anniversary of the Closing at a price equal to the greater of (i) 100% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption).

New Elroy Air Series A Warrants

The New Elroy Air Series A Warrants are immediately exercisable upon issuance at Closing and expire five years from the date of Closing at 5:00 p.m., New York City time (the “Termination Date”). The New Elroy Air Series A Warrants include customary cash and cashless exercise provisions. Each New Elroy Air Series A Warrant is initially exercisable at $12.00 per share of New Elroy Air Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock.

The New Elroy Air Series A Warrants do not include any redemption features. The New Elroy Air Series A Warrants may be exercised on a cashless basis if, at any time after the six-month anniversary of the Closing Date, there is not an effective registration statement with respect to the shares of New Elroy Air Common Stock. On the Termination Date, the New Elroy Air Series A Warrants will be automatically exercised on a cashless basis. To exercise on a cashless basis, the holder of the New Elroy Air Series A Warrants would pay the exercise price by surrendering the New Elroy Air Series A Warrants (or part thereof) for that number of shares of New Elroy Air Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Elroy Air Common Stock underlying the New Elroy Air Series A Warrant, multiplied by the excess of the daily volume weighted average price of the New Elroy Air Common Stock on the date specified by the New Elroy Air Series A Warrant less the exercise price of such New Elroy Air Series A Warrant by (y) the daily volume weighted average price of the New Elroy Air Common Stock on the date specified by the New Elroy Air Series A Warrant.

The holders of New Elroy Air Series A Warrants will not have the rights or privileges of holders of shares of New Elroy Air Common Stock or any voting rights in respect of the New Elroy Air Series A Warrants or underlying shares of New Elroy Air Common Stock until they exercise their New Elroy Air Series A Warrants and receive shares of New Elroy

Air Common Stock. After the issuance of shares of New Elroy Air Common Stock upon exercise of the New Elroy Air Series A Warrants, each holder will be entitled to one vote for each share of New Elroy Air Common Stock held of record on all matters to be voted on by stockholders.

Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter does not provide for cumulative voting in the election of directors. The New Elroy Air Board is empowered to elect a director to fill a vacancy created by the expansion of the New Elroy Air Board or the resignation, death, or removal of a director in certain circumstances.

Authorized New Elroy Air Common Stock and New Elroy Air Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Elroy Air Common Stock and New Elroy Air Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Proposed Charter will provide that, unless New Elroy Air consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of New Elroy Air, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of New Elroy Air to New Elroy Air or to New Elroy Air’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against New Elroy Air governed by the internal affairs doctrine; and (b) subject to the provisions of the Proposed Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although New Elroy Air believes this provision benefits New Elroy Air by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against New Elroy Air’s directors and officers, although New Elroy Air’s stockholders will not be deemed to have waived New Elroy Air’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws provide that New Elroy Air will indemnify and hold harmless its directors and officers, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed Charter provides that New Elroy Air’s directors and officers will not be personally liable to New Elroy Air or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Proposed Bylaws also permit New Elroy Air to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of New Elroy Air, or is or was serving at the request of New Elroy Air as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not New Elroy Air could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against New Elroy Air’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit New Elroy Air and New Elroy Air’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent New Elroy Air pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

New Elroy Air believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Elroy Air’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Inflection Point’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of New Elroy Air Common Stock will be Continental.

Listing

Inflection Point intends to apply to list the New Elroy Air Common Stock on Nasdaq under the symbol “ELRY”, following the Business Combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Inflection Point regarding (i) the beneficial ownership of Inflection Point Ordinary Shares as of October 7, 2026 (pre-Business Combination) and (ii) the expected beneficial ownership following the consummation of the Business Combination (post-Business Combination) of New Elroy Air Common Stock (assuming a No Redemption Scenario and a Maximum Redemption Scenario as described below) by:

•        each of Inflection Point’s current executive officers and directors, and all executive officers and directors of Inflection Point as a group, in each case pre-Business Combination;

•        each person who will become a named executive officer or director of New Elroy Air, and all executive officers and directors of New Elroy Air as a group, in each case post-Business Combination;

•        each person who is known to be the beneficial owner of more than 5% of a class of Inflection Point Ordinary Shares pre-Business Combination; and

•        each person who is expected to be the beneficial owner of more than 5% of a class of New Elroy Air stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Inflection Point believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of Inflection Point Ordinary Shares pre-Business Combination is based on 23,665,000 Inflection Point Class A Shares and 7,666,667 Founder Shares issued and outstanding as of October 7, 2026.

The expected beneficial ownership of New Elroy Air Common Stock post-Business Combination assumes two scenarios: (i) no Public Shares are redeemed and, (ii) the maximum number of 23,000,000 Public Shares are redeemed. Based on the foregoing assumptions, we have estimated that there would be 109,318,480 shares of New Elroy Air Common Stock issued and outstanding in the No Redemption Scenario and 86,318,480 shares of New Elroy Air Common Stock issued and outstanding in the Maximum Redemption Scenario. We have estimated that there will be 19,142,262 shares of Series A Preferred Stock outstanding, taking into account accrued interest on the Pre-Funded Convertible Notes through November 5, 2026. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

	Inflection Point Ordinary Shares		New Elroy Air Common Stock Post-Business Combination
			No Redemption Scenario				Maximum Redemptions Scenario
Name and Address of Beneficial Owner	Number of Shares	%	New Elroy Air Common Stock	%	12.0% Series A Cumulative Convertible Preferred Stock	%	New Elroy Air Common Stock	%	12.0% Series A Cumulative Convertible Preferred Stock	%
Directors and Executive Officers of Inflection Point(1)
Michael Blitzer
Kevin Shannon
Gary Quin
Joseph W. Pooler
Garrett Curran
Alberto Alsina Gonzalez
Matthew Murphy
Marc Spiegel
All directors and executive officers of Inflection Point as a group (8 persons)

	Inflection Point Ordinary Shares		New Elroy Air Common Stock Post-Business Combination
			No Redemption Scenario				Maximum Redemptions Scenario
Name and Address of Beneficial Owner	Number of Shares	%	New Elroy Air Common Stock	%	12.0% Series A Cumulative Convertible Preferred Stock	%	New Elroy Air Common Stock	%	12.0% Series A Cumulative Convertible Preferred Stock	%
Five Percent Holders of Inflection Point

Directors and Executive Officers of New Elroy Air After Consummation of the Business Combination

Five Percent Holders of New Elroy Air

____________

*        Less than 1%

(1)      The business address of each beneficial owner is c/o Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Inflection Point Related Person Transactions

Founder Shares

In April 2025, the Sponsor paid $25,000 to cover certain of our offering costs in exchange for 7,666,667 Founder Shares. As a result, the Sponsor paid approximately $0.003 per Founder Share.

Private Placement Units

The Sponsor and the Representatives purchased from us an aggregate of 665,000 Private Placement Units at $10.00 per unit (for an aggregate purchase price of $6,650,000 in a Private Placement. Of those 665,000 Private Placement Units, the Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units.

The Private Placement Units (and underlying securities) are identical to the Public Units (and underlying securities) except that, so long as they are held by our Sponsor or its permitted transferees, the Private Placement Units (and the securities comprising such units and the Inflection Point Class A Shares issuable upon exercise of the Private Placement Warrants) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by CCM, Clear Street and/or their designees, will not be exercisable more than five years from the commencement of sales in our Initial Public Offering in accordance with FINRA Rule 5110(g)(8).

Administrative Services Agreement

Commencing February 11, 2026, and until the completion of the Business Combination or another initial business combination or liquidation, we reimburse an affiliate of the Sponsor $10,000 per month for office space, utilities, and secretarial and administrative support pursuant to the Administrative Services Agreement. As of June 30, 2026 and December 31, 2025 we incurred and paid $50,000 and $0, respectively, in fees for these services.

Pre-IPO Promissory Note

Prior to the closing of the IPO, the Sponsor agreed to loan Inflection Point an aggregate of up to $300,000 under the IPO Promissory Note to cover expenses related to the IPO. Such loans and advances were non-interest bearing and payable on the earlier of June 30, 2026 or the completion of the IPO. The loan of $172,158 was fully repaid upon the consummation of the IPO on February 12, 2026. No additional borrowing is available under the IPO Promissory Note.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan Inflection Point funds, as may be required, in the form of Working Capital Loans. If Inflection Point completes the Business Combination or another initial business combination, Inflection Point will repay such Working Capital Loans. In the event that Inflection Point does not complete the Business Combination or another initial Business Combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be converted into units of the post-Business Combination entity at a price of $10.00 per unit. The units (and underlying securities) would be identical to the Private Placement Units (and underlying securities). Other than as set forth above, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such Working Capital Loans. As of March 31, 2026 and December 31, 2025, Inflection Point did not have any borrowings under any Working Capital Loans. Prior to the completion of the Business Combination or another initial business combination, we do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as Inflection Point does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Existing Registration Rights Agreement

The holders of (i) the Founder Shares, (ii) the Private Placement Units and (iii) any private placement-equivalent units issued in connection with the Working Capital Loans, if any (and in each case holders of their underlying securities, as applicable) are entitled to registration rights pursuant to a Registration Rights Agreement, dated February 10, 2026 (the “Existing Registration Rights Agreement”) requiring Inflection Point to register such securities for resale (in the case of the Founder Shares, only after conversion to the Inflection Point Class A Shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that Inflection Point register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination and rights to require Inflection Point to register for resale such securities pursuant to Rule 415 under the Securities Act. The Representatives may only make a demand on one occasion and only during the five-year period beginning on the effective date of the registration statement for the IPO. In addition, the Representatives may participate in a “piggyback” registration only during the seven-year period beginning on the effective date of the registration statement for the IPO Inflection Point will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Inflection Point paid the Underwriters an aggregate of $4,000,000 in underwriting discounts and commissions in connection with its IPO. It paid $400,000 to Clear Street for acting as the “qualified independent underwriter” in its IPO.

Business Combination Marketing Services Agreement

Inflection Point engaged CCM and Clear Street as advisors in connection with its initial business combination, pursuant to the Business Combination Marketing Agreement. Inflection Point will pay CCM and Clear Street a cash fee for such services upon the consummation of its initial business combination, including the Business Combination in an amount equal to 4.0% of the gross proceeds of the IPO remaining in the Trust Account following redemptions, and 6.0% on the gross proceeds of the overallotment in the IPO remaining in the Trust Account following redemptions.

Engagement of CCM and Cantor as Joint Financial Advisors and Engagement of Barclays, CCM and Cantor as Co-Placement Agents

Inflection Point engaged CCM as joint financial advisor and co-placement agent to Inflection Point in connection with the Business Combination, whereby among other things, Inflection Point committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the Business Combination and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

In addition, each of Barclays, CCM and Cantor is a full-service securities firm engaged in a wide range of activities for its own accounts and the accounts of others including securities underwriting, trading and brokerage activities, financing, investment banking and management, prime brokerage, individual wealth management, commodities and derivatives trading, foreign exchange, and financial advisory services. Each of Barclays, CCM and Cantor (and each their respective affiliates, directors and officers), in the course of their business, may, for its own account or the accounts of others, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, in any of Inflection Point’s or any other company’s debt or equity securities or loans or any related derivative instrument. In addition, at any given time each of the placement agents and/or any of their affiliates may have been and/or could be engaged by one or more entities that may be competitors with, or otherwise adverse to, Inflection Point in matters unrelated to any proposed transaction.

Inflection Point’s Policy for Approval of Related Party Transactions

The audit committee of the Inflection Point Board will adopt a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Inflection Point was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of Inflection Point’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) Inflection Point’s directors, nominees for director or officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of Inflection Point’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Inflection Point’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Inflection Point and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the Inflection Point Board’s committees. Management presents to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Inflection Point may consummate related party transactions only if the audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Elroy Air Related Person Transactions

Elroy Air issued promissory notes to certain individuals, including Mr. Clare and Merrill Sheng Family Trust with Mr. Merrill as co-Trustee, in an amount of $200,000. These notes were repaid at the closing of the Pre-Funded Note Investment. Cindy Hsiao Ching Yuen, an in-law of Mr. Merrill, purchased a note in the principal amount of $100,000. Ms. Yuen’s note was subsequently repaid in full at the 20% premium from the proceeds of the Pre-PIPE Financing, resulting in a payment to Ms. Yuen of approximately $120,000 (inclusive of accrued interest and the payoff premium). In addition, Ms. Yuen invested $50,000 in the Pre-PIPE Financing at a 15% original issue discount, receiving approximately $58,800 in note value, together with warrants.

Certain significant stockholders of Elroy Air, including DiamondStream Co-Investment Fund 5, LLC and Shield Capital Fund I, L.P., participated in the Pre-Funded Note Investment.

Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

A&R Registration Rights Agreement

At the Closing, New Elroy Air, the Sponsor, the Closing PIPE Investor, certain securityholders of Elroy Air and other parties thereto will enter into the A&R Registration Rights Agreements, pursuant to which, among other things, the Sponsor, the Closing PIPE Investor, such securityholders of Elroy Air and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Elroy Air that they will hold following the Business Combination. The A&R Registration Rights Agreement will amend and restate the Existing Registration Rights Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with Elroy Air and the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or the Inflection Point Board (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Elroy Air, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate at which the Inflection Point Class B Shares convert into Inflection Point Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Requisite Elroy Air Stockholders entered into the Voting and Support Agreement, pursuant to which the Requisite Elroy Air Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Elroy Air; (d) against any change in the business, management or board of directors of Elroy Air (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement, the Charter Amendment (as defined below) or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Elroy Air under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Elroy Air (other than pursuant to the Charter Amendment); (f) to convert all outstanding shares of Elroy Air Preferred Stock into Elroy Air Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Elroy Air (as amended by the Charter Amendment); (g) to approve and adopt the Charter Amendment to, among other things, revise the conversion prices applicable to each series of Elroy Air Preferred Stock; (h) to approve the Business Combination as may be required to satisfy the approval requirements in Section 3.3 of Elroy Air’s certificate of incorporation; and (i) to the extent such Elroy Air Equity Holder is a Disinterested Common Stockholder, to vote all shares of Elroy Air Common Stock held by such stockholder in favor of the Charter Amendment in satisfaction of the Disinterested Common Stockholder approval requirement.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Elroy Air, the Requisite Elroy Air Stockholders have agreed not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Elroy Air and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, the Requisite Elroy Air Stockholders have agreed not to commence, join in, facilitate, assist or encourage, and have agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each of the Requisite Elroy Air Stockholders has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor Lock-Up Securityholders and New Elroy Air will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor Lock-Up Securityholders will agree (x) with respect to any Sponsor Lock-Up Founder Shares, prior to the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date, or (y) with respect to any Sponsor Lock-Up Unit Securities, prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options. The Sponsor Lock-Up Agreement will supersede the lock-up provisions of the set forth in the Letter Agreement, which provisions will be of no further force or effect as of Closing.

Elroy Air Lock-Up Agreement

At the Closing, New Elroy Air and the Lock-Up Holders will enter into the Elroy Air Lock-Up Agreement, pursuant to which the Lock-Up Holders and their respective permitted assigns will agree not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b), any Lock-Up Shares, prior to the earlier of (A) six months after the consummation of the Business Combination and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the consummation of the Business Combination. The Elroy Air Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Pre-Funded SPA

Pursuant to a Pre-Funded SPA, Inflection Point Fund agreed, among other things, to purchase, and Elroy Air issued and sold, a Pre-Funded Convertible Note with a face value of approximately $29.4 million and an Elroy Air Pre-Funded Convertible Note Investor Warrant to purchase 2,450,980 shares of Elroy Air Common Stock at a purchase price of $12.00 per share, substantially concurrently with the execution and delivery of the Business Combination Agreement for a purchase price of $25 million.

Statement of Policy Regarding Transactions with Related Persons

New Elroy Air will adopt a formal written policy that will be effective upon the Closing providing that New Elroy Air’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of New Elroy Air’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with New Elroy Air without the approval of New Elroy Air’s audit committee, subject to certain exceptions. For more information, see the section entitled “Management of the Company Following the Business Combination — Statement of Policy Regarding Transactions with Related Persons”.

Indemnification of Directors and Officers

The Proposed Bylaws will provide that the Company will be required to indemnify our directors and officers to the fullest extent permitted by DGCL. In addition, the Proposed Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of Inflection Point’s or Elroy Air’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT ELROY AIR

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Elroy Air and its subsidiaries prior to the consummation of the Business Combination.

Overview

Elroy Air competes in the long-range autonomous cargo drone segment for middle-mile defense and commercial logistics, a market where we believe that relatively few companies have publicly demonstrated validated, flight-proven platforms at this payload and range class. Elroy Air develops autonomous cargo aircraft designed to deliver critical supplies to locations that may be difficult, unsafe, or uneconomic to serve using existing logistics networks. Our Chaparral aircraft is designed for missions where the limitations of crewed aviation are most acute: contested defense logistics, forward operating base resupply, maritime and offshore operations, and rapid response to disasters and humanitarian crises. The modular pod architecture can support routine middle-mile logistics freight, where runway independence and autonomous operations are designed to substantially reduce delivery cost and time.

Chaparral is a hybrid-electric vertical takeoff and landing (VTOL) autonomous cargo aircraft that operates without an onboard pilot and without reliance on runways or charging infrastructure, subject to applicable regulatory approvals, operating limitations, site conditions, and customer mission requirements. We believe that Chaparral is the first aircraft of its kind, combining a turboshaft-hybrid-electric powertrain with a proprietary autonomous flight software stack, validated across more than three years of full-scale ground and flight testing. In December 2025, Chaparral completed its first fully autonomous A-to-B cargo delivery mission. We believe no other company has achieved this combination of autonomous VTOL cargo delivery, turboshaft-hybrid-electric propulsion, and operational defense validation at Chaparral’s payload and range class.

Founded in 2016 and headquartered in Byron, California, Elroy Air has raised more than $110.6 million in total capital before entering into the Business Combination Agreement. The company has government development contracts with the U.S. Army, U.S. Air Force, U.S. Marine Corps, and the Japan Ground Self-Defense Force (JGSDF) with which Chaparral successfully completed all 22 inter-island logistics test items evaluated during 2024 testing, and has identified more than $3.5 billion in visible defense contracts of opportunity. This $3.5 billion figure reflects management’s current expectations based on discussions with potential defense customers, public statements and reports, and internal estimates. On the commercial side, we have entered into customer engagements, including letters of intent, memoranda of understanding, and master purchase agreements, with operators including FedEx, Bristow, Embraer, Barq, and LCI, representing a potential revenue opportunity in excess of $4.9 billion. These customer engagements reflect expressions of interest and preliminary commercial frameworks and are not binding purchase commitments. We expect the proceeds of the Business Combination to support our design for manufacturability updates and planned production ramp.

The Chaparral Aircraft

System Description

Chaparral is an unmanned aircraft system (UAS) designed for runway-independent, multi-domain contested logistics operations across defense, commercial, and rapid response markets. It takes off and lands vertically from any sufficiently flat surface, transitions to wingborne forward flight for range, delivers cargo via multiple methods including unattended precision hover airdrop, airdrop at speed, and attended ground exchange, and returns all without an onboard crew. The aircraft can be stowed in a standard 20-foot TEU (twenty-foot equivalent unit) shipping container or C-130 aircraft for intra-theater transport and brought from transport-ready to mission-ready rapidly with standard tools. Chaparral is targeted for defense and commercial deliveries with its contested-logistics capabilities, including runway independence, in-the-field fueling, transportability, and onboard power generation, as detailed in the key performance specifications below.

Key Performance Specifications

Parameter	Specification
Maximum Lift Capacity	500 + lbs (227 + kg)
Cruise/Maximum Speed	115/125 knots
Maximum Range	Up to 450 miles, mission profile dependent; additional range available with fuel carried in cargo pod

Parameter	Specification
Takeoff and Landing	Vertical (VTOL); no runway required; any flat surface
Transport and Storage	Stowable in standard 20-foot TEU or C-130 aircraft
Fuel Compatibility	JP-A, JP-5, and JP-8 compatible
Excess Power Generation	50 kW available during flight for onboard equipment
Pod Volume (Standard/Expanded)	31 cu ft standard; up to 64 cu ft expanded capacity
Autonomy	1: Many supervised autonomy; unattended cargo dropoff

Safety

Safety is foundational to everything we build at Elroy Air. Operating an autonomous aircraft in contested defense environments and in civil airspace requires a safety architecture designed to reduce reliance on human performance in flight operations, provide redundancy against hardware failures, support transparent ground supervision, and meet the standards of the government customers and civil aviation authorities whose approval is required to operate. We designed Chaparral and its software stack with safety as the primary objective.

Autonomous Safety Architecture

Chaparral’s safety architecture is built on the principle that every automated action must be validated against defined safety limits before execution, and that every critical system must have a fallback. The aircraft’s software control architecture aims to enforce this through several layers:

•        Redundant propulsion design.    Chaparral’s 12-motor distributed electric propulsion system is designed based on research which indicates that for third-party aircraft of similar design, within validated operating parameters, the loss of a single motor, or certain combinations of motors within defined parameters, should not result in loss of aircraft control. Custom software control laws manage real-time motor failure detection and reallocation of thrust, evaluated through simulation-based failure injection testing before comparable scenarios are encountered in flight.

•        Failure injection and edge case testing.    Before any software release reaches a vehicle, Elroy Air’s simulation environment deliberately injects hardware failure scenarios including motor loss, power distribution faults, and sensor degradation to evaluate whether the autonomy stack detects the condition and executes the defined contingency maneuver as intended. This process is intended to validate failure responses before flight operations begin.

•        Hardware-in-the-loop validation.    A HIL system connects actual flight computers to a high-fidelity Chaparral digital twin, supporting realistic simulation of in-flight system behavior, latencies, and failure propagation before any change reaches a vehicle. Tens of thousands of simulated flight miles are accumulated before each software release.

•        Safety-driven software verification.    Every software release undergoes a comprehensive verification cycle, with tooling developed and matured through more than three years of full-scale flight testing. Elroy Air does not deploy software to vehicles that has not been validated through this process.

•        1:Many supervised autonomy.    Autonomous operations shift the pilot from active flight control to supervisory monitoring, with automated health monitoring surfacing exception conditions to the ground operator. This model is designed to remove the onboard crew from certain hazardous environments while supporting human oversight of the autonomous system.

•        Field maintenance safety design.    Fixed-pitch rotors and propellers, line-replaceable components, and standardized tooling requirements are intended to reduce the risk of maintenance errors in field conditions. The multi-tier maintenance program, developed under ASTM F2909-19 and Federal Aviation Administration (FAA) Order 8130.34D, is designed to support inspection and maintenance of aircraft to defined standards at each operational interval.

Warfighter and Operator Safety

We believe removing the onboard crew from the aircraft is one of Chaparral’s most important safety contributions to certain defense operations. Contested logistics missions, maritime resupply, and disaster response operations carry risk of loss of life when crewed aircraft are employed. Chaparral’s autonomous operations model eliminates that risk for the crew. Multiple delivery methods, including precision hover airdrop and airdrop at speed, are designed to allow receiving parties to remain under cover or at a safe distance during delivery operations.

The 50 kW excess power generation capability enables Chaparral to power critical medical equipment, communications nodes, and sensors carried in the payload pod without requiring receiving units to have independent power infrastructure, reducing the logistical footprint required to sustain forward operations.

Defense Market and Government Contracts

The U.S. military’s need for autonomous, runway-independent contested logistics has been formalized at the highest levels of defense policy: the Department of War (DoW) has designated Contested Logistics Technologies as one of six Critical Technology Areas. We believe Chaparral directly addresses this capability requirement.

Why Defense Customers Will Choose Chaparral

•        Contested environment survivability.    Autonomous operations remove the pilot from contested or denied environments where crewed aviation operations carry unacceptable personnel risk. Chaparral is designed to operate in environments where manned logistics aircraft cannot be safely employed, extending the logistics reach of forward-deployed forces without exposing aircrews to those environments.

•        Infrastructure independence.    Chaparral requires no runway, no charging infrastructure, and no specialized logistics chain beyond jet fuel compatibility, which is present throughout commercial and military logistics networks. The aircraft can be deployed from a ship deck, a forward operating base, a road clearance, or any flat surface.

•        Intra-theater mobility.    Stowability in a C-130 aircraft or standard 20-foot TEU container allows Chaparral to be repositioned rapidly through existing military transport networks without dedicated logistics infrastructure. It can be reassembled after transport in a 20 foot shipping container within one hour, subject to mission profile, site conditions and operator procedures.

•        Multi-mission configurability.    The same aircraft serves cargo resupply, intelligence, surveillance and reconnaissance (ISR), casualty evacuation (CASEVAC), directed energy, Air Launched Effects, and ground power generation missions through field-swappable payload pods, reducing the logistical burden of maintaining multiple specialized platforms.

•        Modular Open Systems Approach (MOSA)-compliant open architecture.    Chaparral’s command-and-control interface supports MOSA, NATO Standardization Agreement (STANAG) 4586, and MAVLink standards, enabling integration into existing defense command and control systems, while supporting future capability upgrades through software rather than hardware replacement.

•        Operational energy generation.    The hybrid powertrain generates 50 kW of excess electrical power during flight, enabling Chaparral to transport and deploy power cells that independently power expeditionary tactical operations centers, reduce the battery resupply burden for forward units, and support sensor and communications equipment in the payload pod.

Government Contracts

Since 2019, Elroy Air has been awarded seven contracts with U.S. Government customers, including Small Business Innovation Research (SBIR), Phase II, Direct-to-Phase II, and Phase III awards and a Tactical Funding Increase (TACFI) agreement with the U.S. Air Force, and SBIR Phase I and Phase II contracts with the U.S. Army. Approximately $0.8 million was recognized as revenue during the six months ended June 30, 2026, $2.4 million was recognized during the year ended December 31, 2025, and $2.6 million was recognized as revenue during the year ended December 31, 2024. In August 2026, Elroy Air was awarded a non-binding U.S. Army SBIR Phase III contract with a stated contract amount of approximately up to $46.1 million, inclusive of a base period and priced option periods, approximately $5.1 million of which was initially funded. During the three years preceding the date of this filing, we have not received any show cause or cure notices with respect to any government contract, and neither the Company nor any of its officers or directors is debarred, suspended, or proposed for debarment from government contracting.

Market Opportunity

Total Addressable Market

Chaparral addresses a current global total addressable market (TAM) of approximately $420 billion across defense logistics, commercial middle-mile, offshore energy, rapid response, and related markets, of which approximately $300 billion is currently addressable with existing Chaparral capabilities. An additional approximately $100 billion represents new market opportunities that may require new vehicle configurations or pod developments to serve.

Market Segment	TAM (2025)	compound annual growth rate (CAGR)	Period
Defense Logistics	$174B	6%	2025A – 2033E
Middle Mile Express Shipping	$97B	7%	2024E – 2032E
Offshore Oil and Gas Transport	$21B	8%	2026E – 2034E
Mission-Focused unmanned aerial vehicles (UAVs)	$16B	8%	2025E – 2030E
Rapid Response Disaster Relief	$8B	6%	2025E – 2035E
Organ Transport Services	$3B	9%	2025E – 2029E
Commercial Air Cargo (new markets)	$93B	4%	2026E – 2035E
Infrastructure Monitoring (new markets)	$9B	10%	2026E – 2031E

Source:    Business Research Insights, Fortune Business Insights, Future Market Insights, Global Market Insights, Markets and Markets, Mordor Intelligence, Research and Markets. New markets may require new vehicle configurations and/or pod developments to serve.

Defense Tailwinds

•        Critical Technology Area designation.    The Department of War has designated Contested Logistics Technologies as one of six Critical Technology Areas under the Undersecretary for Research and Engineering, establishing autonomous contested logistics as a DoW funding priority.

•        Unleashing American Drone Dominance Executive Order.    We believe the Administration’s directive to promote U.S. global leadership in drone technology positions Elroy Air, as a U.S.-headquartered and U.S.-designed platform, as a preferred vendor for trusted autonomous systems procurement.

•        Volume demand acceleration.    The DoW is accelerating scaled autonomous vehicle procurement across multiple program offices, with Elroy Air engaged across Army Special Operations Forces (ARSOF), Research and Engineering (R&E), Army, United States Marine Corps (USMC), Air Force, and United States Special Operations Command (USSOCOM).

•        Multi-Domain Operations.    The Army’s Transformation in Contact and Multi-Domain Operations doctrine creates specific demand for autonomous logistics systems that can close supply gaps between Brigade Support Areas and dispersed forward units.

Commercial Tailwinds

•        FAA regulatory pathway.    Elroy Air was selected as one of eight projects by U.S. Department of Transportation (USDOT) and the FAA for the inaugural electric vertical takeoff and landing (eVTOL) Integration Pilot Program and is the only original equipment manufacturer (OEM) purpose-building an autonomous, heavy-payload VTOL cargo system, establishing a collaborative regulatory pathway.

•        Infrastructure-light logistics demand.    E-commerce and express shipping networks are reaching infrastructure limits. Chaparral’s runway independence and VTOL capability may enable service to destinations that are too difficult or too expensive for traditional fixed-wing cargo operations to serve.

•        Offshore energy economics.    We believe, based on feedback from offshore operators, that a substantial majority of offshore energy cargo fits within Chaparral’s pod dimensions at a potentially lower cost per delivery than helicopter alternatives, and that Chaparral could potentially serve more than 2,300 Gulf of America offshore production platforms and North Sea assets within operational range.

•        Medical and humanitarian logistics.    Climate-controlled pod development for blood, plasma, and medical resupply, combined with CASEVAC transport capability and infrastructure-independent operations, positions Chaparral to potentially address the need for high-value medical logistics and humanitarian response in the future.

Our Business Strategy

Our strategy is organized around three principles: validate before commercializing, partner for capital efficiency, and build a revenue model that generates sustainable returns over the aircraft lifecycle.

Validate Before Commercializing

Elroy Air has built a flight-tested, defense-validated platform. The $4.9 billion potential commercial pipeline and $3.5 billion defense pipeline reflect customer demand for an aircraft that customers have seen fly, tested against their own operational requirements, and evaluated as a credible logistics solution. Our customer engagements remain subject to regulatory approvals, procurement decisions, definitive agreements and other conditions.

Partner for Capital Efficiency

We operate primarily as an aircraft designer and software developer for autonomous cargo aircraft, writing custom software and using commercial off-the-shelf (COTS) parts and subsystems where adequate supply chain is available, developing custom parts otherwise. We pursue a capital-efficient production strategy for manufacturing at scale. Rather than consuming capital on factory infrastructure before production volumes justify the investment, Elroy Air expects to work with third-party manufacturing and service providers to support future production and deployment of Chaparral. In the United States, Elroy Air has engaged with Kratos Unmanned Aerial Systems, Inc. as the U.S. manufacturer of Chaparral at its Sacramento facility, targeting initial capacity of one aircraft per week beginning in 2027. Internationally, the Barq Group Joint Venture is expected to provide up to $200 million in partner-funded manufacturing and services capacity in Abu Dhabi. We believe these partnerships will help to keep our manufacturing cost structure largely commensurate with revenue and allow us to concentrate our capital on our core aircraft engineering, autonomy software, and regulatory certification programs.

Revenue Model

Revenue Stream	Timing	Description
OEM Aircraft Sales	Upfront	Complete Chaparral aircraft delivered to commercial and government operators at approximately $3.5M average selling price.
Parts and Accessories	Recurring	Mission-configurable pods (~$25K each).
Maintenance, repair and overhaul (MRO) Royalties	Recurring, growing	10% royalties from a global network of approved MRO service partners across the installed fleet, approximately $350k per aircraft over 10-year initial deployment.
Software Subscription	Recurring, high-margin	Autonomy software required to operate the aircraft, at approximately 10% of sale price annually. Approximately $3.5M per aircraft over a 10-year initial deployment.

Single aircraft lifetime revenue opportunity is expected to be up to approximately $7.60 million, more than twice the estimated initial purchase price. Even partial conversion of the 1,410 unit commercial pipeline presents a potential $1 billion-plus revenue opportunity.

Regulatory Strategy

Our regulatory strategy is unblocked through the following pathways and depends on obtaining and maintaining the applicable approvals, and no assurance can be given that we will obtain them when expected or at all.

Where we are today.

Our defense and disaster-response missions operate under non-FAA protocols, which supports continued defense program participation. For early U.S. commercial operations, FAA type certification is not a prerequisite: we are pursuing beyond visual line of sight (BVLOS) exemptions and corridor waivers, with initial operations planned from Houma, Louisiana under the Gulf Coast eVTOL Integration Pilot Program (eIPP) with Bristow. The FAA has issued COAs for specified operations near Byron Airport and Houma-Terrebonne Airport in connection with a Special Airworthiness Certificate — Experimental Category. International operations (for example, UAE) are generally outside FAA jurisdiction and may support near-term opportunities, subject to applicable foreign civil aviation or defense authority approvals.

Type Certification

In December 2025, we commenced an FAA type certification (TC) program for the Chaparral. We view type certification as the mechanism to support standardized, nationwide operations at scale, rather than as a precondition to beginning commercial service. There can be no assurance as to whether or when we will achieve type certification.

What is required before scale

We intend to scale production and deliveries of Chaparral systems to defense, commercial and international customers via pathways described above, that do not require type certification to get started. This includes expanding U.S. commercial operations under exemptions and waivers, including Certificates of Waiver or Authorization (COAs) and exemptions under 49 U.S.C. § 44807, and to deliver aircraft into defense and international markets under the authorities described above. We expect the proceeds of the PIPE financing to fund commercial-scale production during this period. Manufacturing and selling aircraft at a broader scale will require the corresponding FAA approvals for the aircraft and for operators, and our pace of scaling will depend on obtaining these authorizations. If they are delayed, narrowed or not obtained, or if the eIPP or exemption framework changes, our ability to commercialize and scale would be adversely affected.

Long-Term Strategy

Our long-term objective is FAA type certification, which we expect to be a later-stage milestone and which would replace regional waivers with a standardized approval that facilitates routine integration into the National Airspace System (NAS) at scale. We intend to continue pursuing COAs, § 44807 exemptions and BVLOS authorizations as our operations expand. Routine, widespread BVLOS cargo operations also depend on the government adopting UAS-specific regulations, including a generally applicable BVLOS rule; the scope and timing of that rulemaking are outside our control.

Competition

The middle-mile defense and commercial logistics aircraft market is highly competitive, and our competitors may commercialize their technology before us or we may not be able to fully capture the anticipated first-mover advantage. We face competition across three categories.

•        Heavy Cargo VTOL Drones.    Competitors including Aergility, Dufour Aerospace, LODD, Mighty-Fly, Phenix Solutions, and Pipistrel are developing autonomous cargo aircraft for similar applications. We believe Elroy Air’s advantages are: the first and only turboshaft-hybrid-electric flight of a VTOL platform at production relevant scale; three years of full scale flight testing including autonomous cargo delivery and defense operational evaluations; commercial pipeline of approximately 1,410 units, consisting of letters of intent, memoranda of understanding, and master purchase agreements; U.S. defense R&D contracts; a signed exclusive U.S. manufacturing partnership; and eIPP selection as the only heavy payload autonomous cargo OEM.

•        Last-Mile Delivery Drones.    Matternet, Zipline, Wing, Manna, and similar operators address sub-10-pound payloads, sub-15-mile last-mile/local delivery and we believe they are not competitive on middle mile specifications. Chaparral’s design with 500+ pound maximum lift capacity and 450-mile maximum range addresses a fundamentally different class of logistics mission.

•        Passenger eVTOL Platforms.    Joby, Archer, Eve, and Beta Technologies’ platforms are optimized for passenger transport and require full passenger-carrying FAA type certification before commercial operations, a regulatory pathway that is more demanding, slower, and more expensive than the UAS pathways available to autonomous cargo operators. These platforms are not designed for external cargo pods or pilotless cargo operations.

Operations

Development History

Year	Milestone
2016	Elroy Air founded
2017	Initial engineering team assembled; early autonomous software development and electric propulsion testing initiated
2018	Invited to Joint Interagency Field Experimentation (JIFX) events; subscale Chaparral aircraft flight-tested with U.S. government observers
2019	Full-scale prototype of early-configuration large unmanned cargo aircraft successfully flight-tested; U.S. Air Force Phase II SBIR contract initiated
2020	Joined U.S. Air Force Agility Prime program; Phase III SBIR initiated; hybrid-electric powertrain development commenced with turboshaft engine runs
2021	Carbon-composite C1-1 airframe integration begun
2022

Signed Pilot Agreement with FedEx to collaborate on flight testing of the Chaparral aircraft and enable FedEx to evaluate Chaparral’s systems across its logistics network; MOU with Bristow pursuant to which Bristow made cash deposits that were subsequently converted into an equity investment; Chaparral C1-1 unveiled publicly (Aviation Week); Completed integration of all major systems into first Chaparral C1 vehicle

2023	First flight of a turboshaft hybrid electric aircraft at Chaparral’s scale (company belief); inaugural hover flight; U.S. Army Phase I contract
2024	Five successful operational flights for U.S. Marine Corps at Yuma Proving Ground; U.S. Army Phase II SBIR
2025

Full-scale C1-1 transitioned from vertical to wingborne flight; first fully autonomous A-to-B cargo delivery; exclusive U.S. manufacturing partnership signed; international manufacturing joint venture term sheet signed

2026

Selected for the inaugural USDOT eVTOL Integration Pilot Program (eIPP) as part of the Gulf Coast project with FAA COA for experimental operations near Houma Airport effective August 23, 2026; initial commercial operations remain subject to applicable FAA approvals

Facilities

Elroy Air is headquartered in Byron, California, where we occupy two adjacent buildings at 430 and 440 Eagle Court totaling approximately 14,200 square feet of office, engineering lab, and operations space. The campus houses our engineering, flight test operations, program management, business development, and general and administrative functions. We do not own any real property and believe our facilities are adequate to meet our current needs.

Employees and Human Capital

As of June 9, 2026, Elroy Air employed 25 full-time employees, comprising 18 in research and development, 2 in sales and marketing, and 5 in general and administrative roles. All of our employees are employed at will. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we have not experienced any work stoppages. We offer competitive compensation and a comprehensive benefits program, including health coverage and a 401(k) plan with a company contribution, to attract and retain qualified personnel.

Research and Development

Research and development is central to our business, and a majority of our employees are engaged in research and development (R&D) activities. Our R&D efforts focus on our autonomous flight system, our hybrid-electric propulsion and power systems, the continued development of the Chaparral aircraft and its automated cargo handling systems, and the flight testing and verification needed to advance the platform toward broader commercial and defense deployment. We expect to continue investing in R&D to improve range, payload, reliability and autonomy.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, trade secrets, copyrights, and trademarks, as well as contractual protections including non-disclosure agreements, proprietary information and invention assignment agreements with employees and contractors, and license agreements with third parties.

Our patent portfolio comprises 18 patent assets, consisting of 15 issued utility and design patents and 3 pending applications, spanning three primary technology domains: hybrid-electric propulsion systems, smart autonomous cargo-handling and pod interface systems, and advanced payload integration architectures. Our issued patents include United States patents with foreign counterparts in the European Union, the United Kingdom, Germany, Switzerland, France, Australia, and Canada. We also hold three registered United States trademarks, including CHAPARRAL and ELROY AIR. Together with copyrighted software works, trade secrets embedded in flight software and engineering processes, and institutional knowledge accumulated through nearly a decade of development and three years of full-scale flight testing, we believe these assets constitute a substantial and defensible technology position.

Certain Company intellectual property was developed with funding provided under our contracts with the U.S. Air Force and the U.S. Army. We retain title to inventions developed under these awards, subject to the Government’s license rights. We have obtained present assignments of inventions from each inventor on our patents, and our registered intellectual property is owned by the Company free of royalty obligations. The SBIR data rights framework does not preclude Elroy Air from charging a software subscription fee anytime, now or in the future.

Customers and Demand

Commercial Pipeline

We have entered into letters of intent, memoranda of understanding, and master purchase agreements covering 1,410 units across commercial operators. Assuming an average selling price of approximately $3.5 million per aircraft, these engagements would represent a potential commercial revenue opportunity in excess of $4.9 billion.

We have entered into agreements for 1,410 units, which remain conditional upon: (i) obtaining regulatory approvals for the intended geography and usage profile; (ii) successful completion of trial or pilot deployments; and (iii) reaching definitive agreements on material commercial terms including aircraft specifications, warranties, performance guarantees, delivery periods, pricing, and territorial restrictions. The counterparties’ obligations to consummate orders will arise only after all material terms are agreed. There is no assurance that we will execute definitive agreements with counterparties in a timely manner or at all.

Type	Units	Description
LOI	1,150	Letters of intent signaling purchase intent and high-level commercial term alignment, subject to future Aircraft Purchase Agreement execution
MOU	160	Memoranda of understanding reflecting more detailed term alignment, subject to future Aircraft Purchase Agreement execution
MPA	100	Master purchase agreements establishing a detailed commercial framework with future Aircraft Purchase Agreements inheriting defined terms and conditions
Total	1,410	All units reflected in signed customer engagements as of the date of this filing

Defense Demand

We have identified more than $3.5 billion in visible and identified defense contracts of opportunity and estimate potential demand exceeding 1,000 units from defense partners, based on management’s assessment of discussions with potential customers, public program statements, and internal estimates. These estimates do not represent binding orders, contractual commitments, or pipeline, and are subject to government procurement timing, Congressional appropriations, competitive factors, and regulatory approvals.

Sales and Marketing

We intend to operate primarily as an original equipment manufacturer, selling our aircraft and related systems to operators rather than operating the aircraft ourselves. We market and sell through direct engagement with defense and commercial customers, and we expect the U.S. defense market to develop ahead of the U.S. commercial market. We plan to fulfill U.S. sales through our domestic manufacturing relationship and to pursue international sales through our international manufacturing joint venture.

We have designed our aircraft as a single, dual-use platform intended to serve customers with different priorities: defense customers that prioritize reliability, resilience and reduced risk to personnel, and commercial customers that prioritize cost efficiency and the optimization of their existing logistics networks. For defense customers, we pursue sales through participation in government development and demonstration programs and through operational demonstrations that allow prospective customers to evaluate the aircraft in relevant environments. For commercial customers, we engage directly with logistics and transportation operators to develop demand and structure early deployments, including through participation in a federal pilot program intended to support initial commercial operations.

Beyond the initial aircraft sale, a significant element of our strategy is our aftermarket and recurring revenue, including sales of additional cargo pods, royalties on spare parts, and subscriptions to our autonomous flight software. As we move toward initial deliveries, our sales efforts also include preparing customers to operate the aircraft, including establishing remote-monitoring operations centers, training personnel, and supporting their maintenance and flight programs.

Government Regulation

We are subject to various local, state, federal, and international laws and regulations relating to the development, manufacturing, sale, and operation of our products and services, including regulations related to aviation safety, unmanned aircraft systems, import and export controls, the International Traffic in Arms Regulations, government procurement, product liability, workplace health and safety, employment, labor, and data privacy.

Current Operating Posture

Elroy Air operates solely as an aircraft designer and manufacturer. We do not hold or require any air carrier certificate under 14 C.F.R. Part 119, any operating certificate under Parts 121, 125, 135, or 137, or any unmanned aircraft system operator certificate; we do not conduct commercial air transportation operations; and we do not hold economic authority from the Department of Transportation. Our flight operations to date have been conducted under public aircraft authority (49 U.S.C. Section 40102) pursuant to a Certificate of Waiver or Authorization held by the Alaska Center for Unmanned Aircraft Systems Integration based at the University of Alaska Fairbanks as the public agency proponent, under which the Company operates as a named participant. The Company also conducts specified experimental operations under FAA authorizations, including a Special Airworthiness Certificate — Experimental Category for one Chaparral C1 unmanned aircraft for research and development and crew training and Certificates of Waiver or Authorization for specified operations near Byron Airport and Houma-Terrebonne Airport.

Export Controls and Controlled Unclassified Information

The Chaparral commercial variant has a verified Commodity Jurisdiction Determination. We maintain compliance programs with respect to U.S. export control regulations, and we are in material compliance with DFARS 252.204-7012 and National Institute of Standards and Technology (NIST) Special Publication 800-171 with respect to controlled unclassified information in our possession.

International

International and defense operations are generally not subject to FAA jurisdiction and may support near-term business opportunities. International activities may be subject to regulatory approval by applicable foreign civil aviation or defense authorities. Elroy Air is engaged with relevant authorities in connection with its international customer relationships and its planned manufacturing joint venture in Abu Dhabi.

Legal Proceedings

We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceedings that could have a material adverse effect on our business, results of operations or financial condition.

A Letter to Shareholders from Andrew Clare, CEO of Elroy Air

Fellow Shareholders:

For most of human history, moving goods quickly has required enormous infrastructure.

Airports. Runways. Roads. Ports. Pilots. Fuel depots. Warehouses.

Modern logistics and air transportation systems remain heavily concentrated around centralized hubs, not because demand is lacking, but because traditional infrastructure models are expensive, fixed, and difficult to scale efficiently. It costs more to fly to small communities today than it did five years ago, driven by higher pilot wages, elevated fuel prices, and growing fleet maintenance expenses, and those economics are forcing airlines to cut service.

Elroy Air was founded because we believed autonomy would fundamentally change that equation.

Not incrementally. Structurally.

We believed autonomous vertical takeoff and landing aircraft could transform how cargo moves across both commercial and defense environments: faster, more flexibly, and at potentially lower operational cost than traditional aviation systems, while reducing reliance on runways or specialized ground infrastructure and, in defense missions, helping keep troops out of harm’s way.

At the time, many viewed this as technically premature or operationally impractical.

Today, we believe that future is beginning to take shape. We believe autonomous cargo aviation represents a significant industrial opportunity, and that the window to establish a leadership position in this space may be narrowing.

What We Are Building

Chaparral is our answer, an autonomous cargo aircraft designed to combine three capabilities we believe the industry has never put into a single platform at this scale. Our patented turboshaft-hybrid-electric powertrain is designed to deliver the range and turnaround time of a fuel-based aircraft without the infrastructure dependency that limits battery electric vehicles. Our vertical takeoff and landing design is intended to let us operate from almost anywhere, potentially eliminating the runway requirement that constrains nearly every cargo aircraft flying today. And our proprietary autonomous flight system, developed over nine years and validated through three years of full-scale flight testing, is designed to enable ground-based supervision of multiple aircraft while removing the onboard pilot from dangerous, repetitive, or contested environments, which we believe creates a safety advantage for defense customers and a potential operating cost advantage across commercial markets. Autonomous logistics systems are fundamentally different from traditional aviation programs. Building a successful autonomous cargo network requires more than an aircraft. It requires tightly integrated autonomy, flight systems, logistics software, ground operations, payload handling, fleet orchestration, and scalable operational deployment.

That integrated system is what Elroy Air and our partners have been building from the beginning.

The Opportunity Ahead

We believe the opportunity ahead of us is significant.

Global logistics and middle-mile transportation markets collectively represent billions of dollars in annual economic activity, representing an approximately $420 billion total addressable market across defense logistics, commercial middle-mile, and related markets, according to industry estimates. Yet much of today’s infrastructure was built around centralized, human-operated transportation systems. At the same time, defense organizations increasingly require resilient, distributed and autonomous logistics capabilities capable of sustaining operations in contested and disrupted environments.

We believe autonomous cargo aircraft have the potential to become important infrastructure for both commercial logistics and national security over the coming decades. Importantly, cargo autonomy may also represent one of the faster paths toward scaled autonomous aviation deployment.

Unlike passenger transport, cargo operations can initially operate within more flexible operational environments while delivering immediate economic value. This enables faster iteration, faster deployment cycles, and earlier operational scaling.

We believe this distinction matters.

Chaparral was designed from the outset as a high-utilization logistics system intended to carry substantial payloads over meaningful distances with minimal infrastructure requirements. The aircraft is designed to transport up to 500+ pounds of cargo over distances of up to 450 miles (mission profile dependent) without requiring charging infrastructure, enabled by its hybrid electric architecture.

This combination of range, payload capacity, and operational flexibility unlocks use cases that are difficult or impossible for purely battery-powered systems.

It also allows operations in environments where traditional infrastructure is unavailable, damaged, expensive to build, or strategically undesirable.

From Concept to Capability

We are now entering a new phase of the company.

Over the last year, conversations with customers, regulators, and government leaders have increasingly shifted from whether autonomous cargo systems will become operational to how quickly they can scale.

Earlier this year, Elroy Air was selected as part of the U.S. Department of Transportation’s eVTOL Integration Pilot Program, where Chaparral became the only purpose-built heavy payload VTOL cargo aircraft selected among primarily passenger-focused aviation programs.

And most recently, Elroy Air successfully completed the T-REX 26-2 evaluation at Camp Atterbury, demonstrating Chaparral’s flight performance, payload-carrying capability, and, importantly, its use as a mobile power unit for expeditionary ground equipment. In December 2025, Chaparral completed its first fully autonomous A-to-B cargo delivery mission.

We believe this reflects a broader industry realization: Autonomous cargo aviation is progressing from experimental technology toward potentially deployable infrastructure.

Top-Line Implications of Our Long-Term Focus

The next chapter for Elroy Air will focus on scaling.

The market for what Chaparral does is already taking shape. We have entered into letters of intent, memoranda of understanding, and master purchase agreements reflecting interest in approximately 1,410 aircraft, representing a potential revenue opportunity that could exceed $4.9 billion if fully converted to binding orders, from commercial operators across logistics, critical infrastructure support, and emergency response operations. On the defense side, we have identified more than $3.5 billion in addressable opportunity and potential demand that could exceed 1,000 units across the U.S. Army, U.S. Air Force, U.S. Marine Corps, USSOCOM, and Japan Ground Self-Defense Force, with active program engagement underway today. The Department of War has named Contested Logistics one of six Critical Technology Areas, and Chaparral is purpose-built for the capability the Department has said it needs. There can be no assurance that any of these engagements or identified opportunities will result in binding contracts or revenue.

How we deliver matters as much as what we deliver. We chose to partner for production rather than build custom factories, securing exclusive U.S. manufacturing, while seeking to preserve unit economics that scale with revenue, not upfront factory investment. We are applying the same partner-led, capital-efficient approach internationally through a signed initial agreement to establish what is expected to be a $200 million joint venture to fund Chaparral manufacturing and services in the Gulf region, subject to definitive documentation and regulatory approvals. These choices are intended to keep our capital focused on the work only Elroy Air can do: improving the aircraft, advancing the software, growing the team, and earning the regulatory approvals that we believe will open the markets ahead.

We believe companies that succeed in this market will require capabilities spanning aerospace engineering, autonomy, manufacturing, logistics operations, certification, and systems integration. These are difficult capabilities to build independently and even more difficult to integrate into a scalable operational platform.

We believe that complexity may create long-term defensibility.

The Future We Believe Is Ahead

Long term, we believe autonomous cargo aircraft have the potential to reshape how critical goods move around the world.

•        Medical supplies reaching remote communities in hours instead of days.

•        Military logistics operating without exposing personnel to unnecessary risk.

•        Industrial supply chains becoming more resilient and distributed.

•        Disaster response systems reaching locations inaccessible by road.

•        Entire categories of logistics becoming economically viable for the first time.

Over time, we believe autonomous logistics networks could become as important to global infrastructure as broadband networks or cloud computing platforms are today. This transition will not happen overnight, and there can be no assurance it will occur as we envision. But many of the foundational technologies required to make it possible (from autonomy, distributed compute, sensing, and electrification, to advanced manufacturing) have now matured enough that we believe they can begin to converge.

Our goal is for Elroy Air to become a leader in autonomous cargo aviation.

We believe we have assembled one of the strongest teams working in autonomous cargo aviation today. We are building the technology, the partnerships, and the operational foundation that we believe will be required to lead this market.

We have a flight-proven aircraft. We have signed customer indications of interest measured in billions of dollars. We have active defense engagements. We have a partnered manufacturing model designed for capital efficiency. We have a regulatory pathway that does not require us to wait for passenger-carrying certification, and we have a team that has spent nearly a decade developing the technology we seek to commercialize. The transaction we are undertaking is intended to support the planned production ramp required to convert this demand into delivered aircraft, recurring software and aftermarket revenue.

None of this would be possible without the extraordinary dedication of our employees, customers, partners, investors, and supporters who believed in this mission long before autonomous cargo aviation attracted the attention it does today. We believe cargo will move where it needs to move, when it needs to move, at a cost the existing network may not be able to match. We envision that capability being measured not in flight hours but in operations enabled, in lives reached, in missions completed because a Chaparral arrived where nothing else could.

This is the company we are building, and this is the work we intend to deliver. We invite you to build with us. Thank you for considering Elroy Air, and for considering the future we believe Chaparral can help create.

Sincerely,

/s/ Andrew Clare
Andrew Clare, Ph.D. Chief Executive Officer Elroy Air

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF ELROY AIR

Unless the context otherwise requires, all references in this section to “Elroy,” “Elroy Air,” “we,” “us,” “our,” or the “Company,” or similar terms refer to Elroy Air, Inc.

The following discussion and analysis of the financial condition and results of operations of Elroy Air includes information that Elroy Air’s management believes is relevant to an assessment and understanding of Elroy Air’s results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations together with the “Summary Historical Financial Information of Elroy Air” section of this proxy statement/prospectus and our audited financial statements for the years ended December 31, 2025 and 2024 and our unaudited condensed financial statements for the six-month periods ended June 30, 2026 and June 30, 2025, and, together with the respective notes thereto, included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the unaudited pro forma financial information as of June 30, 2026 and for the year ended December 31, 2025 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion contains forward-looking statements reflecting our current plans, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position, which involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Business Overview

Elroy Air is a company focused on the development of autonomous cargo aircraft designed to deliver critical supplies to locations that may be difficult, unsafe, or uneconomic to serve using existing logistics networks. Founded in 2016 by David Merrill, Founder and Executive Chairman, the Company is headquartered in Byron, California.

Elroy Air designs autonomous aircraft systems and develops software for middle-mile defense and commercial logistics. By leveraging hybrid-electric propulsion and autonomous technologies, the Company’s vertical takeoff and landing (“VTOL”) aircraft are designed to operate without reliance on traditional airport infrastructure, enabling cargo transportation in environments that are difficult or inefficient to serve using conventional aircraft. The Company’s solutions are intended to support a range of use cases, including defense logistics and contested environment operations, maritime and offshore applications, humanitarian and disaster response, and commercial middle-mile freight applications. Management believes the Company’s integrated approach to propulsion, autonomy, and mission flexibility differentiates its platform within the emerging autonomous cargo aircraft market.

The Company remains in the research and development phase of its lifecycle, and its activities to date have been primarily focused on development of the aircraft platform and automated cargo handling systems through engineering, testing, and demonstration programs of earlier prototypes. Revenues generated to date are limited and are primarily associated with test and demonstration programs, including those funded by government and defense-related customers. In 2025, the Company achieved several technical and operational milestones, including transition flights from vertical takeoff to wingborne flight and autonomous point-to-point cargo delivery demonstrations. In January 2026, the Company and Barq Group signed an initial agreement to set up a $200,000 thousand joint venture to establish a manufacturing and service facility in Abu Dhabi focusing on the Chaparral autonomous VTOL cargo drone. In March 2026, the Company was selected as one of eight projects by the U.S. Department of Transportation (“USDOT”) and the Federal Aviation Administration (“FAA”) for the inaugural electric vertical takeoff and landing (“eVTOL”) Integration Pilot Program (“eIPP”) and was the only original equipment manufacturer (“OEM”) with an autonomous, heavy-payload VTOL cargo aircraft selected among primarily passenger-focused aviation programs. In May 2026, the Company participated in the T-REX 26-2 testing and evaluation exercise, where the Chaparral completed a series of autonomous missions, including traveling over 60 kilometers in a single flight and carrying 233 pounds over a distance of 12 kilometers; additionally, the Chaparral also demonstrated its ability to serve as mobile power unit for expeditionary ground equipment. These milestones represent continued progress toward commercialization; however, the Company remains in the pre-production phase, and future results will depend on execution of further testing, regulatory approvals, and expanded operational deployments.

The Company is developing the Chaparral aircraft platform, an uncrewed, long-range, VTOL system designed to transport cargo between distribution centers, logistics hubs, and remote locations without requiring runways or traditional aviation infrastructure. The hybrid-electric aircraft is designed to transport supplies, droppable shipments, cargo, fuel, and sensors weighing in excess of 500 pounds over distances of up to 450 miles using customizable payloads and configurable modular pods. The aircraft is compact and can be stowed inside a standard shipping container for storage and transport. Because the aircraft operate without onboard crew, the aircraft platform inherently reduces risk to human life relative to traditional crewed aviation.

The Company operates at the intersection of autonomous systems, defense logistics, and commercial middle-mile transportation serving customers across defense, commercial logistics, humanitarian and rapid-response use cases. Elroy Air’s solutions are intended to address structural inefficiencies in the global logistics network, particularly in the middle-mile, which is characterized by high costs, labor shortages, infrastructure dependence, and limited flexibility using traditional ground transport and crewed aircraft. During its current stage of development, the Company’s activities are largely centered on engineering, testing, and validation efforts, with customer engagements frequently structured around pilot programs and funded development initiatives.

The Company operates in a highly regulated and capital-intensive industry and is subject to regulatory, manufacturing, certification, and scaling risks typical of early-stage aerospace companies. The Company’s operating environment is influenced by evolving regulatory frameworks for uncrewed aircraft in the United States and internationally, as well as customer adoption of autonomous systems and the readiness of supporting infrastructure and certification regimes. The Company is pursuing multiple regulatory pathways to support limited initial commercial cargo operations, primarily in non-urban environments, while broader commercialization remains subject to regulatory approvals, operational readiness, and market adoption. In addition, the Company is subject to risks related to supply chain availability, manufacturing execution, capital access, and broader macroeconomic and geopolitical conditions, all of which could materially affect future results of operations, financial condition, and liquidity.

Management manages the business as a single operating and reportable segment focused on the development and commercialization of autonomous VTOL cargo aircraft and related systems. While the Company serves multiple end markets, these activities rely on a common aircraft platform, shared intellectual property, and an integrated operating model.

Elroy Air’s strategy is aligned with three core principles: validating its aircraft platform prior to broad commercialization, partnering to maintain capital efficiency, and developing a recurring revenue model that extends value over the aircraft lifecycle. Within this framework, the Company is focused on establishing leadership in long-range, autonomous middle-mile cargo logistics through a dual-use commercial and defense model. Key strategic initiatives include:

1.      Scaling the Chaparral Platform

The Company is focused on transitioning from prototype and test aircraft to production-ready systems while maintaining a high degree of commonality across defense and commercial variants. Management believes this dual-use strategy provides flexibility to allocate production across markets depending on demand cycles.

2.      Manufacturing Partnerships and Capital Efficiency

Elroy Air has entered into partnership agreements with established aerospace manufacturers to support production ramp-up while avoiding the need for large upfront investments in owned manufacturing facilities. This approach is intended to reduce execution risk and maintain flexibility as demand increases once production and commercialization begin.

3.      Regulatory Enablement for Operations

The Company is pursuing multiple regulatory pathways in parallel to enable revenue-generating operations, including drone exemptions, pilot programs, and restricted category certifications. Initial commercial operations are expected to focus on rural and over-water corridors, which management believes present lower regulatory complexity relative to passenger-focused advanced air mobility operations.

4.      Recurring Revenue Model Development

In addition to aircraft sales, Elroy Air intends to generate recurring revenue through software subscriptions, maintenance royalties, and mission-configurable payload systems, increasing lifetime customer value beyond initial aircraft delivery.

Elroy Air’s most significant resources include its technical workforce, intellectual property portfolio, and strategic partnerships across manufacturing, defense, and commercial opportunities. The Company has filed patents covering hybrid-electric propulsion and autonomous cargo handling and also writes custom software that is capable of driving mission management. The Company’s portfolio includes various copyrighted works and trade secrets, which management believes contribute to the Company’s competitive position.

Customer Demand, Pipeline, and Government Contracts

During 2025 and 2026, Elroy Air expanded customer engagement activity across defense, commercial, humanitarian, and rapid-response markets. As of June 30, 2026, the Company had entered into customer arrangements and had pipeline representing approximately 1,410 aircraft units, consisting of a combination of letters of intent (“LOIs”), memoranda of understanding (“MOUs”), and master purchase agreements (“MPAs”). These arrangements are generally non-binding and subject to conditions, including regulatory approvals, completion of pilot or demonstration programs, aircraft specifications, and execution of definitive purchase agreements.

The Company continues to perform under multiple U.S. government contracts, including Small Business Innovation Research (“SBIR”) and test-and-evaluation contracts, which have generated revenue and supported further development and validation of the Chaparral aircraft platform. The timing and extent of future revenue remain dependent on production readiness, regulatory progress, and customer conversion. In March 2026, Elroy Air was selected to provide autonomous aerial cargo delivery as part of a new USDOT program under the American Drone Dominance Executive Order intended to accelerate VTOL and advanced air mobility operations across the United States. In August 2026, Elroy Air was awarded a non-binding U.S. Army SBIR Phase III contract with a stated contract amount of approximately up to $46,059 thousand, inclusive of a base period and priced option periods, approximately $5,135 thousand of which was initially funded, to develop and demonstrate an autonomous Group IV hybrid VTOL aircraft for modular multi-mission payload delivery.

Pipeline

Pipeline represents the aggregate volume of aircraft units and related customer demand reflected in executed and non-executed customer arrangements, including LOIs, MOUs, and MPAs, for which key commercial terms, including definitive delivery schedules, quantities, pricing, and regulatory milestones have not yet been finalized. The Company’s pipeline does not represent contracted revenue and generally consists of non-binding indications of interest, subject to a variety of conditions, including regulatory approvals, completion of demonstrations or pilot programs, execution of definitive purchase agreements, and customer funding availability. Accordingly, pipeline may not result in revenue and may be modified, delayed, or canceled. Management considers pipeline in assessing customer demand and market interest, supporting production, capacity, and resource planning, and evaluating conversion pipeline and timing risks.

Of the 1,410-unit pipeline, approximately 1,150 aircraft units are attributable to LOIs, 160 to MOUs, and 100 to MPAs. Management views LOIs and MOUs as broader agreements that signal intent and attempt to align on high-level terms and conditions to be further determined in future Aircraft Purchase Agreements whereas MPAs are advance agreements that establish a more detailed framework for future aircraft purchases, enabling subsequent Aircraft Purchase Agreements to incorporate more fully defined terms and conditions. Our pipeline represents the aggregate of non-binding agreements that we have entered into with commercial and defense customers. These agreements are non-binding indications of interest and do not constitute firm or binding purchase orders. The counterparties have no obligation to purchase our aircraft, and their obligations to consummate orders will arise only after the parties negotiate and execute definitive agreements on all material terms, including aircraft specifications, warranties, performance guarantees, delivery periods, pricing, and territorial restrictions.

Recent Developments

Proposed Business Combination with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp. II)

On June 26, 2026, the Company announced that it had entered into a definitive Business Combination Agreement with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp. II) (“Inflection Point”), a special purpose acquisition company. Upon consummation of the proposed business combination, Elroy Air is expected to become a publicly traded company. In connection with the proposed transaction, the Company has secured commitments for approximately $175,000 thousand, including $75,000 thousand in pre-PIPE financing of which $66,575 in pre-PIPE financing was entered into on June 26, 2026 and $8,425 in pre-PIPE financing was entered into between July 31, 2026 and September 15, 2026, and $100,000 thousand in PIPE financing.

The proceeds from the transaction are intended to support the Company’s planned growth initiatives, including scaling aircraft production, advancing research and development activities, pursuing regulatory approvals, and funding working capital needs. The completion of the transaction is subject to regulatory approvals and approval by Inflection Point’s shareholders, and there can be no assurance that the transaction will be completed on the terms currently contemplated or at all.

Subsequent Pre-Funded PIPE Closings

On July 31, 2026, August 10, 2026, and September 15, 2026, the Company and certain accredited investors named therein (the “Post-Signing Pre-Funded PIPE Investors”) entered into additional securities purchase agreements (the “Post-Signing Pre-Funded SPAs,” collectively with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”) pursuant to which the Post-Signing Pre-Funded PIPE Investors purchased for approximately $8,425 thousand, additional Pre-Funded Convertible Notes with a principal amount of approximately $9,912 thousand and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock, on the same terms and conditions as the Signing Pre-Funded SPA (the “Post-Signing Pre-Funded Note Investment” and together with the Signing Pre-Funded Note Investment, the “Pre-Funded Note Investment”). Following these closings, the Pre-Funded Note Investment consisted of Pre-Funded Convertible Notes with an aggregate face value of approximately $88,235 thousand and Pre-Funded Warrants to purchase 7,352,940 shares of Elroy Air Common Stock at a purchase price of $12.00 per share, for aggregate proceeds of approximately $75,000 thousand.

U.S. Army Contract

On August 17, 2026, the Company was awarded a non-binding multi-year Small Business Innovation Research (“SBIR”) Phase III firm-fixed price contract with the U.S. Army, to develop and demonstrate an autonomous Group IV hybrid VTOL unmanned aircraft system for modular multi-mission payload delivery. The contract has a stated contract amount of up to $46,059 thousand with an estimated completion date of February 18, 2029, inclusive of a base period and priced option periods, and baseline funding of $11,998 thousand that spans two fiscal years with a period of performance from August 19, 2026 to August 18, 2027. Contract milestones include contract kickoff, flight demonstration, and integrating hardware and technologies for tablet-based drone operations. $5,135 thousand of the $11,998 thousand was obligated at the time of the award and was initially funded from the U.S. Department of War’s fiscal 2026 research, development, test and evaluation, defense-wide funds. The remaining $6,863 thousand will be obligated during fiscal year 2027.

FAA Authorizations

In July and August 2026, the FAA issued the Company two Certificates of Waiver or Authorization permitting specified unmanned aircraft operations near Byron Airport and Houma-Terrebonne Airport. In August 2026, the FAA also issued an experimental special airworthiness certificate for one Chaparral C1 aircraft, authorizing its use for research and development and crew training. These approvals are subject to specified operating limitations, and the experimental certificate does not permit the aircraft to carry persons or property for compensation or hire. During the eIPP demonstration flights, the Chaparral transported packages, medical supplies, spare parts, food and water across regional Gulf Coast corridors in collaboration with LIFTOFF Louisiana and the Bristow Group.

Bristow Group Amended MOU

On September 14, 2026, the Company signed an amended memoranda of understanding (“MOU”) with Bristow Group to increase the Company’s deposit-backed orders from 5 to 15.

Trends and Key Factors Affecting Performance

Elroy Air’s historical results of operations and future performance are influenced by a number of external and internal trends, uncertainties, and key factors, many of which are typical for an early-stage aerospace company transitioning from development and testing to initial commercialization. The following discussion highlights the material trends and uncertainties that have impacted the Company’s historical periods or are reasonably likely to materially affect its future results of operations, financial condition, liquidity, or cash flows.

Macroeconomic and Industry Trends

Demand for autonomous and infrastructure-light logistics solutions

Elroy Air operates in segments of the logistics market that are experiencing increasing interest driven by defense modernization priorities, the need for resilient and reliable supply chains, and demand for faster and lower-cost middle-mile cargo transportation. The Company has engaged with customers across defense, commercial, humanitarian, and rapid-response markets, which has resulted in a growing pipeline of pilot programs, demonstrations, and non-binding arrangements. However, conversion of customer interest into definitive purchase agreements depends on factors outside the Company’s control, including customer budgeting cycles, defense procurement priorities, capital availability, and broader macroeconomic conditions. Delays or reductions in customer commitments could materially affect the timing and amount of future revenues.

Inflation, pricing, and interest rate environment

Inflationary pressures and elevated interest rates could adversely affect the Company’s cost structure and capital access. Higher prices for materials, electronics, batteries, shipping, propulsion components, and labor may increase production and development costs, while higher interest rates may increase the cost of capital or reduce appetite for financing transactions. As an early-stage company that expects to incur operating losses for the foreseeable future, Elroy Air is particularly sensitive to changes in financing conditions.

Competitive landscape

Elroy Air operates in a rapidly evolving and competitive environment that includes established aerospace companies and well-funded startups pursuing alternative autonomy, propulsion, or logistics solutions. Increased competition from our middle-mile competitors could result in pricing pressure, higher customer acquisition costs, or accelerated technology development requirements, each of which could impact future margins and operating results.

Recent geopolitical events

Recent geopolitical developments, including escalating conflict in the Middle East, heightened tensions between the United States and Iran, and broader global security concerns, have contributed to increased volatility across global energy markets and supply chains. These dynamics have resulted in elevated oil prices, increased transportation and manufacturing costs, and heightened uncertainty in global logistics and capital markets. In parallel, evolving geopolitical conditions and strategic priorities have driven increased U.S. and allied government focus on defense readiness, supply chain resilience, and contested logistics capabilities, including expanded investment in autonomous and uncrewed systems. While these developments may increase demand for defense-oriented logistics solutions and autonomous cargo capabilities over time, they may also contribute to input cost pressures, supply chain disruptions, and delays in customer decision-making. Additionally, heightened geopolitical uncertainty could impact the timing and availability of government funding, regulatory approvals, and commercial capital, all of which could materially affect the Company’s operating plans, financial condition, and results of operations.

Cybersecurity Risks

Despite our security measures, our systems may be vulnerable to attacks by external parties or may be compromised due to employee error, malfeasance, hardware or software defects or other disruptions. We may in the future experience service interruptions, service delays or technology or systems failures, which may be due to factors beyond our control. There is no assurance that administrative, physical, and technical controls and other preventive actions taken to reduce the risk of cyberattacks or other security incidents will completely or sufficiently protect our systems and data. If we or critical third parties fail to prevent, detect, address, and mitigate such attacks and incidents, it may impede or interrupt our business operations and could adversely affect our business, reputation, financial condition, and results of operations.

The Board of Directors actively monitors these macroeconomic and industry trends in determining the best course of action for the Company’s business operations.

Operational and Commercialization Factors

Reliance on customer pilots and demonstrations

Many of the Company’s customer arrangements are dependent on pilot programs, demonstrations, or regulatory milestones. Delays or underperformance in these activities could adversely impact customer confidence, slow conversion to definitive contracts, and affect the timing and predictability of future revenues.

Financial and Liquidity Factors

Capital requirements and cash usage

Elroy Air expects to continue incurring significant operating losses as it invests in research and development, certification and regulatory efforts, manufacturing readiness, and personnel. The Company’s ability to execute its business plan is dependent on access to sufficient capital. The proposed business combination with Inflection Point is intended to provide additional liquidity; however, the timing, amount, and availability of proceeds remain subject to transaction completion and market conditions.

Working capital and cost structure dynamics

As the Company scales operations, working capital requirements are expected to increase due to inventory build, supplier deposits, and manufacturing ramp activities. Known trends include increasing expenditures ahead of revenue generation, which could result in material changes in the relationship between costs and revenues until production volumes and deliveries increase.

Legal and Regulatory Factors

Evolving aviation and drone regulatory framework

Elroy Air’s commercialization strategy depends on obtaining and maintaining regulatory approvals to conduct beyond visual line of sight (“BVLOS”) cargo operations in defined corridors and geographies. Regulatory uncertainty represents a significant known risk. Delays, changes in regulatory requirements, or adverse regulatory outcomes could materially affect the timing and scale of revenue-generating operations and increase compliance costs.

Government contracting environment

Historically, a majority of the Company’s revenue has been generated from contracts with U.S. government contracts. However, during the current period, the Company’s revenue includes a significant contract with a contractor working on behalf of the Japan Ground Self-Defense Force (“JGSDF”). Government contracts are subject to unique risks, including funding availability, contract modifications, termination rights, and audit requirements. Changes in government procurement priorities or budgetary constraints could materially affect revenues and operating results.

Strategic and Transaction-Related Factors

Proposed business combination and strategic scale-up

The proposed business combination with Inflection Point represents a significant strategic event. If completed, the transaction is expected to materially affect the Company’s capital structure, liquidity, and ability to fund growth initiatives. If the transaction is delayed or not completed, Elroy Air may be required to seek alternative financing, which may not be available on acceptable terms and could require changes to its operating plan.

Components of Results of Operations

Revenues — The Company’s revenues from contracts with customers are primarily with domestic and foreign government agencies. To date, revenue activities have consisted of providing governmental agencies and commercial customers with research and development services to support their assessment of autonomous aircraft technologies and related applications.

The Company recognizes revenue over time when one of the following criteria is met: (i) there is a continuous transfer of control to the customer, (ii) the Company’s performance creates or enhances an asset that the customer controls as it is created or enhanced, or (iii) the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment for performance completed to date. All other performance obligations are recognized at a point in time.

For performance obligations recognized over time, the Company measures progress using the cost-to-cost input method, as the Company believes this represents the most appropriate measure towards satisfaction of its performance obligation. Under the cost-to-cost input method, the Company records revenue based upon the proportion of total costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion.

Cost of revenue — Cost of revenue includes the direct cost of labor and materials, subcontractor expenses, depreciation and overhead costs (where applicable) used in the development of aircraft and autonomous software, and services provided to customers. Costs are expensed as incurred except for costs incurred to fulfill a contract, which are capitalized and amortized on a straight-line basis over the expected period of performance.

Research and development — Research and development expenses include employee and contractor compensation, depreciation, supplier costs and materials costs for new product development, rent and other corporate costs attributable to research and development activities. Research and development costs are expensed as incurred. We expect research and development expenses to increase in absolute dollars as we grow our business but may fluctuate as a percentage of total revenue over time.

General and administrative — General and administrative expenses consist primarily of personnel-related expenses for the Company’s supply chain, legal, finance, human resources, and administrative personnel, as well as the costs of information technology, travel, allocated overhead, and administrative and consulting expenses. Management expects to further invest in the Company’s corporate infrastructure and incur additional expenses associated with operating as a public company, including increased legal and accounting costs, investor relations, and compliance costs. As a result, management expects that general and administrative expenses will increase in absolute dollars in future periods but decline as a percentage of total revenue over time.

Sales and marketing — Sales and marketing expenses consist primarily of personnel-related and travel expenses for the Company’s business development and marketing efforts. Management plans to commercialize its aircraft in the foreseeable future. As a result, management expects that sales and marketing expenses will increase in absolute dollars in future periods but may fluctuate as a percentage of total revenue over time.

Interest income — Interest income primarily relates to interest earned on cash.

Interest expense — Interest expense relates to interest incurred on indebtedness.

Other expense, net — Other expense, net relates to gains or losses on disposal of property and equipment, loss on issuance of short-term debt, loss on extinguishment of short-term debt, and other transactions outside our normal operations.

Change in fair value of warrant liabilities — Change in fair value of warrant liabilities relates to the changes in fair value of the Company’s common and preferred stock warrant liabilities.

Change in fair value of forward contract liability — Change in fair value of forward contract liability relates to the changes in the fair value of the Company’s Series Seed Prime Forward Obligation liability.

Change in fair value of derivative asset — Change in fair value of derivative asset relates to the changes in fair value of the Company’s Prepayment Option Derivative asset relating to the Prologis Promissory Note.

Change in fair value of short-term debt — Change in fair value of short-term debt relates to the changes in fair value of the May 2026 Promissory Notes accounted for under the fair value option.

Income tax expense — Income tax expense consists of an estimate for federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance to offset all federal and state net deferred tax assets, as realization of such assets does not meet the more-likely-than-not threshold required under ASC 740, Income Taxes.

Results of Operations

Comparison of the six months ended June 30, 2026 to the six months ended June 30, 2025

The following table sets forth a summary of our results of operations for the periods indicated, and the changes between periods.

	Six Months Ended June 30,		$ Change	% Change
(in thousands)	2026	2025
Revenue	$4,542	$1,511	$3,031	201%
Cost of revenue	964	1,255	(291)	(23)%
Gross profit	$3,578	$256	$3,322	1,298%

Operating expenses:
Research and development	6,503	2,592	3,911	151%
General and administrative	7,152	3,404	3,748	110%
Sales and marketing	615	165	450	273%
Total operating expenses	$14,270	$6,161	$8,109	132%

Loss from operations	$(10,692)	$(5,905)	$(4,787)	81%

Other (expense) income:
Interest income	11	54	(43)	(80)%
Interest expense	—	(38)	38	N/M
Other expense, net	(518)	(299)	(219)	73%
Change in fair value of warrant liabilities	(513)	(813)	300	(37)%
Change in fair value of forward contract liability	—	1,908	(1,908)	N/M
Change in fair value of derivative asset	148	—	148	N/M
Change in fair value of short-term debt	(140)	—	(140)	N/M
Total other (expense) income, net	$(1,012)	$812	$(1,824)	N/M

Loss before income tax expense	$(11,704)	$(5,093)	$(6,611)	130%
Income tax expense	—	—	—	N/M
Net loss	$(11,704)	$(5,093)	$(6,611)	130%

____________

N/M — Not Meaningful

Revenue

Revenue increased by $3,031 thousand, or 201%, to $4,542 thousand during the six months ended June 30, 2026, from $1,511 thousand during the six months ended June 30, 2025. This increase was primarily attributable to the $3,734 thousand in revenue recognized related to the contract with Itochu Aviation Co., Ltd. (“Itochu”) during the six months ended June 30, 2026. This increase was partially offset by the $767 thousand decrease in revenue recognized related to a Tactical Funding Increase (“TACFI”) contract with the U.S. Air Force, which was completed prior to the six months ended June 30, 2026.

Cost of revenue

Cost of revenue decreased by $291 thousand, or 23%, to $964 thousand during the six months ended June 30, 2026, from $1,255 thousand during the six months ended June 30, 2025. This decrease was primarily driven by a $738 thousand decrease in costs incurred related to AFWERX contracts with the U.S. Air Force. This decrease was partially offset by a $459 thousand increase in costs incurred related to the contract with Itochu between the six months ended June 30, 2026 and 2025. Cost of revenue represented 21% of our revenues during the six months ended June 30, 2026, compared to 83% during the six months ended June 30, 2025.

Research and development

Research and development expenses increased by $3,911 thousand, or 151%, to $6,503 thousand during the six months ended June 30, 2026, from $2,592 thousand during the six months ended June 30, 2025. This increase was primarily attributable to a $2,866 thousand of expenses incurred related to the Development and Manufacturing Agreement with Kratos Unmanned Aerial Systems (“Kratos”) during the six months ended June 30, 2026 that were not incurred during the six months ended June 30, 2025, and a $1,288 thousand increase in other research and development expenses attributable to ongoing testing and integration of the Chaparral aircraft between the six months ended June 30, 2026 and 2025. This increase was partially offset by a $398 thousand decrease in consulting expenses attributable to engineering, flight, and project management services between the six months ended June 30, 2026 and 2025. Research and development expenses represented 143% of our revenues during the six months ended June 30, 2026, compared to 172% during the six months ended June 30, 2025.

General and administrative

General and administrative expenses increased by $3,748 thousand, or 110%, to $7,152 thousand during the six months ended June 30, 2026, from $3,404 thousand during the six months ended June 30, 2025. This increase was primarily attributable to a $5,117 thousand increase in consulting and professional services fees and expenses for legal, accounting, consulting, and audit services. This increase was partially offset by a $591 thousand decrease in stock-based compensation expense, a $510 thousand decrease in payroll expense, including salary, bonus, and benefits, and a $357 thousand decrease in office expense including rent, utilities, and operating expenses between the six months ended June 30, 2026 and 2025, primarily due to the Company exiting its South San Francisco location. General and administrative expenses represented 157% of our revenues during the six months ended June 30, 2026, compared to 225% during the six months ended June 30, 2025.

Sales and marketing

Sales and marketing expenses increased by $450 thousand, or 273%, to $615 thousand during the six months ended June 30, 2026, from $165 thousand during the six months ended June 30, 2025. The increase in sales and marketing expenses is primarily attributable to a $229 thousand increase in stock-based compensation expense and a $199 thousand increase in payroll expense between the six months ended June 30, 2026 and 2025. Sales and marketing expenses represented 14% of our revenues during the six months ended June 30, 2026, compared to 11% during the six months ended June 30, 2025.

Interest income

Interest income decreased by $43 thousand, or 80%, to $11 thousand during the six months ended June 30, 2026, from $54 thousand during the six months ended June 30, 2025. This decrease was primarily attributable to a decrease in interest earned on the Company’s cash during the six months ended June 30, 2026.

Interest expense

Interest expense decreased by $38 thousand to no interest expense during the six months ended June 30, 2026, from $38 thousand during the six months ended June 30, 2025. This decrease was primarily driven by the Loan and Security Agreement with Silicon Valley Bank being settled on July 10, 2025.

Other expense, net

Other expense, net increased by $219 thousand, or 73%, to $518 thousand during the six months ended June 30, 2026, from $299 thousand during the six months ended June 30, 2025. This increase was primarily driven by the $484 thousand loss on issuance of the May 2026 Promissory Notes and a $131 thousand loss on debt extinguishment of the May 2026 Promissory Notes during the six months ended June 30, 2026, compared to no such losses during the six months ended June 30, 2025. This increase was partially offset by a $265 thousand decrease in loss from asset sales and disposals, as no asset sales or disposals occurred during the six months ended June 30, 2026, and an $87 thousand decrease in other expense, net related to a property tax refund received during the six months ended June 30, 2026, compared to no such refund during the six months ended June 30, 2025.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities for the six months ended June 30, 2026, resulted in a decreased loss of $300 thousand, or 37% to $513 thousand compared to $813 thousand for the six months ended June 30, 2025. The change in fair value of warrant liabilities is driven by changes in fair value of the Preferred Stock Warrants and Common Stock Warrants during the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

Change in fair value of forward contract liabilities

There was no gain or loss related to the change in fair value of forward contract liabilities for the six months ended June 30, 2026, compared to a $1,908 thousand gain for the six months ended June 30, 2025. This is due to the forward contract liability being reclassified to temporary equity on November 10, 2025 in connection with the settlement of the Series Seed Prime Forward Obligation.

Change in fair value of derivative asset

Change in fair value of derivative asset for the six months ended June 30, 2026, resulted in a gain of $148 thousand compared to no gain or loss for the six months ended June 30, 2025. The change in fair value of derivative asset is driven by the change in fair value of the embedded Prepayment Option Derivative asset within the Prologis Promissory Note during the six months ended June 30, 2026.

Change in fair value of short-term debt

Change in fair value of short-term debt for the six months ended June 30, 2026, resulted in a loss of $140 thousand compared to no gain or loss for the six months ended June 30, 2025. The change in fair value of short-term debt is driven by changes in fair value of the May 2026 Promissory Notes, from the issuance date of May 15, 2026 to June 30, 2026 which is accounted for under the fair value option.

Income tax expense

Income tax expense for the six months ended June 30, 2026 and June 30, 2025 was less than $1 thousand, respectively, and are attributable primarily to state income taxes that the Company conducts business in.

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

The following table sets forth a summary of our results of operations for the years indicated, and the changes between periods.

	Years Ended December 31,
(in thousands)	2025	2024	$ Change	% Change
Revenue	$2,435	$4,064	$(1,629)	(40)%
Cost of revenue	2,003	3,509	(1,506)	(43)%
Gross profit	$432	$555	$(123)	(22)%

Operating expenses:
Research and development	6,708	8,464	(1,756)	(21)%
General and administrative	6,103	5,928	175	3%
Sales and marketing	1,257	781	476	61%
Total operating expenses	$14,068	$15,173	$(1,105)	(7)%

Loss from operations	$(13,636)	$(14,618)	$982	(7)%

Other (expense) income:
Interest income	81	230	(149)	(65)%
Interest expense	(39)	(214)	175	(82)%
Other expense, net	(426)	(98)	(328)	335%

	Years Ended December 31,
(in thousands)	2025	2024	$ Change	% Change
Change in fair value of warrant liabilities	(7,980)	6,309	(14,289)	N/M
Change in fair value of forward contract liability	(133,553)	(10,404)	(123,149)	1,184%
Restructuring expense	—	(214)	214	N/M
Total other expense, net	$(141,917)	$(4,391)	$(137,526)	3,132%

Loss before income tax expense	$(155,553)	$(19,009)	$(136,544)	718%
Income tax expense	(2)	—	(2)	N/M
Net loss	$(155,555)	$(19,009)	$(136,546)	718%

____________

N/M – Not Meaningful

Revenue

Revenue decreased by $1,629 thousand, or 40%, to $2,435 thousand during the year ended December 31, 2025, from $4,064 thousand during the year ended December 31, 2024. This decrease was primarily attributable to the $1,432 thousand decrease in revenue with Leidos as that contract ended prior to December 31, 2024.

Cost of revenue

Cost of revenue decreased by $1,506 thousand, or 43%, to $2,003 thousand during the year ended December 31, 2025, from $3,509 thousand during the year ended December 31, 2024. This decrease was primarily driven by a $1,220 thousand decrease in costs incurred related to the Leidos contract that ended prior to December 31, 2024. Cost of revenue represented 82% of our revenues during the year ended December 31, 2025, compared to 86% during the year ended December 31, 2024.

Research and development

Research and development expenses decreased by $1,756 thousand, or 21%, to $6,708 thousand during the year ended December 31, 2025, from $8,464 thousand during the year ended December 31, 2024. This decrease was primarily attributable to a $4,431 thousand decrease in payroll-related expenses, including salary, bonus, and benefits primarily due to a reduction in force which took place in 2024 to align with the Company’s long-term business model. This decrease was partially offset by a $1,786 thousand increase in stock-based compensation expense, a $260 thousand increase in research and development expenses attributable to development of the Chaparral aircraft, and a $155 thousand increase in consulting expense primarily attributable to engineering, flight, and project management services. Research and development expenses represented 275% of our revenues during the year ended December 31, 2025, compared to 208% during the year ended December 31, 2024.

General and administrative

General and administrative expenses increased by $175 thousand, or 3%, to $6,103 thousand during the year ended December 31, 2025, from $5,928 thousand during the year ended December 31, 2024. This increase was primarily attributable to a $2,056 thousand increase in stock-based compensation expense and a $188 thousand increase in consulting expenses from legal and advisory services in 2025. This increase was partially offset by a $1,299 thousand decrease in office expenses, including rent, utilities, and operating expenses primarily due to the Company exiting its South San Francisco location in 2025, a $528 thousand decrease in IT-related expenses primarily due to the Company transitioning to a new ERP system, and a $241 thousand decrease in payroll-related expenses primarily due to a reduction in force which took place in 2024 to align with the Company’s long-term business model. General and administrative expenses represented 251% of our revenues during the year ended December 31, 2025, compared to 146% during the year ended December 31, 2024.

Sales and marketing

Sales and marketing expenses increased by $476 thousand, or 61%, to $1,257 thousand during the year ended December 31, 2025, from $781 thousand during the year ended December 31, 2024. The increase in sales and marketing expenses is primarily attributable to a $379 thousand increase in consulting expenses and a $217 thousand increase in stock-based compensation expense between the year ended December 31, 2025 and 2024. Sales and marketing expenses represented 52% of revenue during the year ended December 31, 2025, compared to 19% during the year ended December 31, 2024.

Interest income

Interest income decreased by $149 thousand, or 65%, to $81 thousand during the year ended December 31, 2025, from $230 thousand during the year ended December 31, 2024. This decrease was primarily attributable to a decrease in interest earned on the Company’s cash in 2025.

Interest expense

Interest expense decreased by $175 thousand, or 82%, to $39 thousand during the year ended December 31, 2025, from $214 thousand during the year ended December 31, 2024. This decrease was primarily driven by a decrease in our outstanding indebtedness as our Loan and Security Agreement with Silicon Valley Bank was settled on July 10, 2025.

Other expense, net

Other expense, net increased by $328 thousand, or 335%, to $426 thousand during the year ended December 31, 2025, from $98 thousand during the year ended December 31, 2024. The change in other expense, net was primarily driven by the $265 thousand loss on sale of property and equipment related to the exit of our South San Francisco location during the year ended December 31, 2025.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities for the year ended December 31, 2025 was a loss of $7,980 thousand compared to a gain of $6,309 thousand for the year ended December 31, 2024. The change in fair value of warrant liabilities is driven by changes in fair value of the Preferred Stock Warrants and Common Stock Warrants during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Change in fair value of forward contract liabilities

Change in fair value of forward contract liabilities for the year ended December 31, 2025, resulted in an increased loss of $123,149 thousand, or 1,184% to $133,553 thousand compared to $10,404 thousand for the year ended December 31, 2024. The change in fair value of forward contract liabilities is driven by changes in fair value of the forward contract liability as of the settlement date on November 10, 2025 compared to December 31, 2024.

Restructuring expense

Restructuring expense decreased by $214 thousand to no restructuring expense incurred during the year ended December 31, 2025, from $214 thousand during the year ended December 31, 2024. The change in restructuring expense is driven by the Company’s 2024 restructuring plan under which a reduction in force occurred in 2024 as the Company realigned its strategy and managed cash burn. The 2024 restructuring plan was completed prior to December 31, 2024 and there was not a formal restructuring plan in 2025.

Income tax expense

Income tax expense for the year ended December 31, 2025, increased to $2 thousand compared to no income tax expense for the year ended December 31, 2024. The change in income tax expense is due to an increase in state and local taxes during the year ended December 31, 2025.

Liquidity and Capital Resources

The Company measures liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash on hand, equity financing, and limited debt financing. Our primary uses of cash are operating expenses, including personnel salaries and benefits, capital expenditures, and servicing debt obligations.

As of June 30, 2026 and December 31, 2025, we had cash of $65,094 thousand and $2,248 thousand, respectively and restricted cash of $30 thousand as of each date. During the six months ended June 30, 2026, we raised capital through issuances of the Pre-Funded Convertible Notes and Pre-Funded Warrants totaling $66,575 thousand and the issuance of the May 2026 Promissory Notes totaling $4,050 thousand. During the years ended December 31, 2025 and 2024, we also raised capital through issuances of Series A Prime Preferred Stock and Series Seed Prime Preferred Stock totaling $4,671 thousand and $6,738 thousand, respectively. During the year ended December 31, 2024, we raised $9,005 thousand through issuances of Series AAA Preferred Stock and Warrants. We have incurred operating losses since inception and expect to continue investing in research and development, aircraft design and testing, certification and regulatory activities, manufacturing readiness, and commercialization initiatives. As a result, our ability to execute our business plan remains dependent on maintaining adequate liquidity and access to additional sources of capital.

Our future capital requirements will depend on numerous factors, including the timing and extent of investments in research and development, aircraft design and testing, regulatory approvals, manufacturing readiness, supply chain development and the expansion of our operations and personnel. Our ability to fund our operations and meet our obligations depends on achieving anticipated revenue and cash flow levels, managing costs, and successfully managing working capital. Our ability to generate cash is also subject to economic, financial, competitive, legislative, regulatory, and other factors beyond our control. We cannot guarantee that our business will generate sufficient cash flow to meet our liquidity needs.

To meet these capital requirements, we expect to rely on our current cash on hand and access to debt and equity markets. However, our ability to obtain additional funding is subject to market conditions, our operating performance, and market perception of our growth. Our capital needs may also vary materially from current plans if, for example, revenues do not meet expectations or we incur unforeseen expenditures.

Should our current and future liquidity sources prove insufficient, we may need to seek additional equity or debt financing, which could involve shareholder dilution or restrictive operational covenants. There can be no assurance that we will be able to raise additional capital. An inability to do so would adversely affect our ability to achieve our business objectives.

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, we entered into securities purchase agreements (the “Signing Pre-Funded SPAs”) with certain accredited investors named therein (collectively, the “Signing Pre-Funded PIPE Investors”), pursuant to which we issued and sold in an initial closing, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78,324 thousand and warrants (the “Pre-Funded Warrants”) to purchase 6,526,961 shares of Elroy Air Common Stock at an exercise price of $12.00 per share for an aggregate purchase price of approximately $66,575 thousand (the “Signing Pre-Funded Note Investment”).

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company, Inflection Point, and the accredited investor named therein (the “Closing PIPE Investor” and/or “Series A Preferred Stock Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at closing of the Business Combination, 9,803,922 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100.0 million (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00. In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon closing of the Business Combination and (ii) Inflection Point will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Columbus Circle 2 Sponsor Corporation LLC, a Delaware limited liability company (the “Sponsor”), in respect of the Inflection Point Class B Shares (the “Founder Shares”), an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and Cohen & Company Capital Markets (“CCM”), a division of Cohen & Company Securities, LLC, (“CCS”) in respect of the Inflection Point Units (the “Private Placement Units”) and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon closing of the Business Combination.

Between July 31, 2026 and September 15, 2026, the Company and the Post-Signing Pre-Funded PIPE Investors entered into the Post-Signing Pre-Funded SPAs pursuant to which the Post-Signing Pre-Funded PIPE Investors purchased for approximately $8,425 thousand, additional Pre-Funded Convertible Notes with a principal amount of approximately $9,912 thousand and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock, on the same terms and conditions as the Signing Pre-Funded SPA.

We expect to receive additional proceeds from related financing activities contemplated as part of the proposed transaction. However, should the Business Combination Agreement be terminated without the business combination having been consummated, the proceeds will remain as a convertible promissory note with a maturity date of one year following the signing of the Business Combination Agreement, or June 26, 2027, absent conversion or an earlier triggering event. The holders of the Pre-Funded Convertible Notes have the contractual right to demand repayment of approximately $88,235 thousand of principal plus accrued and unpaid interest on or after the maturity date if the business combination has not been consummated and the notes have not otherwise converted.

If the business combination fails to be completed, we may be unable to obtain additional funding to continue our operations through commercialization. The Company’s dependence on external funding and the contractual right holders of the Pre-Funded Convertible Notes have to demand repayment on or after the maturity date if the business combination has not been consummated, raises substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements are issued.

Debt Arrangements

As of the periods presented, the Company has not relied on significant ongoing debt financing as a primary source of liquidity, and management does not view debt as the principal source of long-term capital given the Company’s stage of development. The Company may pursue additional debt or equity financing in the future to support growth initiatives or strategic objectives.

Venture Debt Term Loan

On March 28, 2019, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”), later amended on November 3, 2020 and May 31, 2022. The latest amendment provided for term loan borrowings with a maximum aggregate borrowing capacity of $5,000 thousand, secured by substantially all of the Company’s assets, subject to customary exclusions and permitted liens. The facility included standard affirmative and negative covenants, including restrictions on incurring additional indebtedness, granting liens, making certain investments, and paying dividends, as well as reporting requirements. The loans accrued interest at a floating per annum rate equal to the prime rate, subject to a floor of 3.50%, with interest payable monthly. Principal repayment commenced following an initial interest only period and amortized over up to thirty monthly installments, with a stated final maturity date no later than September 1, 2025.

In connection with entering into the SVB Loan Agreement, the Company issued warrants to purchase shares of its common stock to SVB. The warrants were issued concurrently with the execution of the loan documents and represented additional consideration to the lender. The warrants are freestanding equity instruments governed by separate warrant agreements and were not included as “Obligations” under the Loan and Security Agreement.

On July 10, 2025, the Company fully repaid all outstanding principal, accrued interest, prepayment fees, and other amounts owed under the SVB Loan Agreement, totaling $459 thousand. Following repayment, SVB issued a payoff letter confirming satisfaction and extinguishment of the debt obligations, and the associated security interests and covenant requirements were terminated.

Prologis Promissory Note

On August 21, 2025, the Company entered into a promissory note with Prologis 2, L.P. for the conversion of outstanding lease payables to debt. The Prologis Promissory Note had a principal amount of $384 thousand and accrued interest at the rate of zero percent per annum. The Prologis Promissory Note was to be repaid through forty-eight monthly payments of equal principal with a maturity date of August 31, 2029. The Company was able to prepay the Prologis Promissory

Note in whole or in part at any time without penalty. The Company fully repaid the $296 thousand outstanding principal balance on the Prologis Promissory Note on July 1, 2026 for $148 thousand. The difference relates to the 50% early payoff discount that was included within the Prologis Promissory Note. No amounts remained outstanding as of the filing date.

May 2026 Promissory Notes

On May 15, 2026, the Company entered into a $4,050 thousand promissory note agreement with ten unrelated third-party investors and four related party investors. Each May 2026 Promissory Note contains a 12% stated interest rate compounded daily which is automatically increased to 18% if the respective May 2026 Promissory Note remains outstanding and unpaid as of the maturity date. Each May 2026 Promissory Note matures on February 15, 2027. Under the May 2026 Promissory Note, the Company may unilaterally elect to extend the maturity date by thirty days. Further, each May 2026 Promissory Note contains mandatory redemption provisions, whereby upon the occurrence of certain events, the Company must repay the outstanding balance of the May 2026 Promissory Note in cash, at a specified payoff amount above par.

The Company settled $2,497 thousand on June 30, 2026, of which $731 thousand was repaid to related parties. Of the $2,497 thousand settled, $2,050 thousand related to the principal balance, $31 thousand related to accrued interest, and $416 thousand related to the 20% premium on principal and interest. As of June 30, 2026, there was no remaining May 2026 Promissory Note balance payable to related parties. The Company fully repaid the remaining balance of the May 2026 Promissory Notes on July 1, 2026 and no amounts remained outstanding as of the filing date.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock (together, the “Preferred Stock”) is classified in temporary equity on the Company’s balance sheet as they include liquidation provisions that are outside of our control. To date, the Company has primarily financed its operations through Preferred Stock issuances. The Company has cumulatively raised $110.6 million in total capital over its life before entering into the Business Combination Agreement, including $52.4 million of simple agreements for future equity (“SAFEs”) which were converted into our Preferred stock. Preferred Stock as of June 30, 2026, December 31, 2025, and December 31, 2024 consisted of the following:

			As of June 30, 2026 and December 31, 2025
	Original Issue Price	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed-1 Preferred Stock	$1.4075	$1.3311	355,239	355,239	499,999
Series Seed-2 Preferred Stock	1.6891	1.5072	473,624	473,624	799,998
Series Seed-3 Preferred Stock	1.8828	1.6284	1,115,359	1,115,359	2,099,998
Series Seed Preferred Stock	2.092	1.7592	2,900,986	2,760,116	5,774,163
Series A-1 Preferred Stock	1.2503	1.2503	4,998,800	4,938,815	6,175,000
Series A-2 Preferred Stock	1.0628	1.0628	1,670,111	1,655,998	1,759,995
Series AA-1 Preferred Stock	3.5492	3.5492	1,408,746	1,394,660	4,949,927
Series AA-2 Preferred Stock	3.58419	3.58419	13,950	13,950	49,999
Series AA-3 Preferred Stock	3.37335	3.37335	207,508	207,508	699,997
Series AA Preferred Stock	4.21669	4.21669	6,165,973	6,165,973	25,999,997
Series AAA Preferred Stock	4.3611	4.3611	14,422,863	10,897,211	47,523,827
Series AAA-1 Preferred Stock	3.6414	3.6414	480,583	480,583	1,749,995
Series A Prime Preferred Stock	0.232374	0.232374	51,640,946	51,461,838	11,958,393
Series Seed Prime Preferred Stock	0.0001	0.0001	110,000,000	109,999,998	11,000
Series A Prime Non-Voting Preferred Stock	0.232374	0.232374	51,640,946	—	—
Series Seed Prime Non-Voting Preferred Stock	0.0001	0.0001	110,000,000	—	—
Total			357,495,634	191,920,872	110,052,288

			As of December 31, 2024
	Original Issue Price	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed-1 Preferred Stock	$1.4075	$1.3311	355,239	355,239	499,999
Series Seed-2 Preferred Stock	1.6891	1.5072	473,624	473,624	799,998
Series Seed-3 Preferred Stock	1.8828	1.6284	1,115,359	1,115,359	2,099,998
Series Seed Preferred Stock	2.092	1.7592	2,900,986	2,900,986	6,068,863
Series A-1 Preferred Stock	1.2503	1.2503	4,998,800	4,998,800	6,250,000
Series A-2 Preferred Stock	1.0628	1.0628	1,670,111	1,670,111	1,774,994
Series AA-1 Preferred Stock	3.5492	3.5492	1,408,746	1,408,746	4,999,921
Series AA-2 Preferred Stock	3.58419	3.58419	13,950	13,950	49,999
Series AA-3 Preferred Stock	3.37335	3.37335	207,508	207,508	699,997
Series AA Preferred Stock	4.21669	4.21669	6,165,973	6,165,973	25,999,997
Series AAA Preferred Stock	4.3611	4.3611	14,422,863	10,918,915	47,618,480
Series AAA-1 Preferred Stock	3.6414	3.6414	480,583	480,583	1,749,995
Series A Prime Preferred Stock	0.232374	0.232374	43,034,132	30,026,628	6,977,408
Series Seed Prime Preferred Stock	0.0001	0.0001	110,000,000	—	—
Series A Prime Non-Voting Preferred Stock	0.232374	0.232374	43,034,132	—	—
Series Seed Prime Non-Voting Preferred Stock	0.0001	0.0001	110,000,000	—	—
Total			340,282,006	60,736,422	105,589,649

The Preferred Stock is redeemable for cash upon the occurrence of a Deemed Liquidation Event, which is defined to include a merger or consolidation of the Company with another entity for which the Company is a constituent party and of all or substantially all of the assets of the Company. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the statements of operations.

Upon consummation of the SPAC merger, each share of Elroy Air Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Securities) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the greater of (i) the applicable liquidation preference of the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder, divided by the Redemption Price, or (ii) the product of the number of shares of Elroy Air Common Stock into which the shares of Elroy Air Preferred Stock held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration upon the occurrence of the Triggering Events.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. Warrants that meet the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each subsequent reporting date, with changes in fair value recognized in the statement of operations.

As of June 30, 2026, December 31, 2025, and December 31, 2024, the fair values of the warrant liabilities were estimated at $31,533 thousand, $10,708 thousand, and $2,728 thousand, respectively. During the six months ending June 30, 2026 and 2025, the Company recognized unrealized losses on the change in fair value of warrant liabilities of $513 thousand and $813 thousand, respectively. During the year ending December 31, 2025, the Company recognized unrealized losses on the change in fair value of warrant liabilities of $7,980 thousand. During the year ending December 31, 2024, the Company recognized unrealized gains on the change in fair value of warrant liabilities of $6,309 thousand.

Upon consummation of the SPAC merger, each warrant of Elroy Air exercisable for Elroy Air Preferred Stock, if any, that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Upon consummation of the SPAC merger, each warrant of Elroy Air (other than the Pre-Funded Warrants) exercisable for Elroy Air Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2026	2025
Net cash used in operating activities	$(5,127)	$(3,529)
Net cash (used in) provided by investing activities	(11)	90
Net cash provided by financing activities	$67,984	$2,438
	Year Ended December 31,
(in thousands)	2025	2024
Net cash used in operating activities	$(5,959)	$(14,594)
Net cash provided by (used in) investing activities	89	(275)
Net cash provided by financing activities	$2,837	$13,480

Cash Used in Operating Activities

Cash used in operating activities has historically been driven by research and development expenses, employee compensation and related costs, flight testing activities, and general and administrative expenses. The Company has incurred operating losses to date and expects to continue to incur operating cash outflows in the near term as it advances its technology, pursues regulatory approvals, and expands its workforce and operational capabilities. Cash inflows from operating activities primarily consisted of funding under government contracts and customer related receipts, which have only partially offset operating cash outflows.

Net cash used in operating activities increased by $1,598 thousand, or 45%, to $5,127 thousand during the six months ended June 30, 2026, compared to $3,529 thousand during the six months ended June 30, 2025. This increase was primarily attributable to an increase of $2,039 thousand in cash paid for expenses incurred related to the Development and Manufacturing Agreement with Kratos during the six months ended June 30, 2026 that were not incurred during the six months ended June 30, 2025, partially offset by a $139 thousand decrease related to cash payments made on the South San Francisco Lease during the six months ended June 30, 2025 that were not made during the six months ended June 30, 2026, as the Company exited its South San Francisco lease in 2025.

Net cash used in operating activities decreased by $8,635 thousand, or 59%, to $5,959 thousand during the year ended December 31, 2025, compared to $14,594 thousand during the year ended December 31, 2024. This decrease was primarily attributable to a decrease in operating expenses due to a reduction in force that led to lower personnel costs incurred during the year ended December 31, 2025 of $4,909 thousand. Additionally, there was a $1,329 thousand decrease in office expenses, including rent, utilities, and operating expenses primarily due to the Company exiting its South San Francisco location. These decreases were partially offset by a $1,575 thousand increase in deferred revenue during the year ended December 31, 2025.

Cash (Used in) Provided by Investing Activities

Cash used in investing activities has primarily related to capital expenditures for equipment, tooling, prototypes, and test assets necessary to support engineering, testing, and manufacturing readiness. The Company expects investing cash outflows to increase as it progresses toward higher production volumes, expands testing infrastructure, and invests in manufacturing and operational capabilities, either directly or through third party manufacturing partners.

Net cash used in investing activities was $11 thousand during the six months ended June 30, 2026, compared to net cash provided by investing activities of $90 thousand during the six months ended June 30, 2025, primarily reflecting a $100 thousand decrease in proceeds from sales of property and equipment.

Net cash provided by investing activities was $89 thousand during the year ended December 31, 2025, compared to net cash used in investing activities of $275 thousand during the year ended December 31, 2024, primarily reflecting a $269 thousand decrease in purchases of property and equipment and a $95 thousand increase in proceeds from sales of property and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities has historically consisted primarily of proceeds from equity financings, debt financings, and from the issuance of the Pre-Funded Convertible Notes and Pre-Funded Warrants. Financing cash flows are expected to remain a critical component of the Company’s liquidity profile, particularly as it continues to fund development and scale operations ahead of sustained positive operating cash flows.

Net cash provided by financing activities increased by $65,546 thousand, or 2,689%, to $67,984 thousand during the six months ended June 30, 2026, compared to $2,438 thousand during the six months ended June 30, 2025. This increase was primarily attributable to the $66,425 thousand in proceeds from issuance of Pre-Funded Convertible Notes and Pre-Funded Warrants during the six months ended June 30, 2026, partially offset by the $3,425 thousand in proceeds from the issuance of Series A Prime and Series Seed Prime Preferred Stock during the six months ended June 30, 2025.

Net cash provided by financing activities decreased by $10,643 thousand, or 79%, to $2,837 thousand during the year ended December 31, 2025, compared to $13,480 thousand during the year ended December 31, 2024. This decrease was primarily attributable to a $11,072 thousand decrease in proceeds received from the issuance of redeemable convertible preferred stock and preferred stock warrants, partially offset by a $353 thousand increase in payments on long-term debt.

Operating Leases

We sublease Buildings 3 and 4 at Byron Field Airport, totaling about 13,023 square feet in hangar and office space. This lease is classified as an operating lease. The lease commenced on July 22, 2022, and the term was later amended on February 29, 2024, to expire on July 31, 2027. The monthly base rent for Building 3 ranged from $14 thousand in the earlier portion of the lease term to $15 thousand in the later portion of the lease term. Building 4 is a temporarily subleased premise, and the Company has month-to-month payments which began on November 1, 2023. The monthly base rent for Building 4 is $12 thousand.

The table below presents future minimum lease payments as of June 30, 2026, by fiscal year (in thousands):

Years ending December 31,	Amount
2026 (remainder of the year)	$162
2027	189
2028	—
2029	—
2030	—
Thereafter	—
Total future minimum lease payments	351

Dividend Policy

The Company has not declared or paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. The Company intends to retain any future earnings to fund operations, product development, and growth initiatives.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. In preparing the financial statements, we make estimates and judgments that affect the reported amounts in the financial statements and related footnote disclosures. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We re-evaluate our estimates on an on-going basis.

The accounting estimates we use in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

Revenue Recognition

We recognize revenue from our contracts in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” (“ASC 606”). We derive our revenue primarily through engineering and autonomy development programs with U.S. government agencies, including the U.S. Air Force, and the U.S. Army. These contracts are structured to support research and development efforts, prototype demonstrations, system integration activities, and the design, demonstration, and integration of autonomous flight technologies. We also engage in commercial activities with foreign governmental agencies and private sector consumers.

The Company recognizes revenue on its engineering and development contracts with the U.S. government primarily over time, as control of the services is continuously transferred throughout the performance period. This continuous transfer is supported by standard U.S. government contract clauses, including the right to terminate for convenience and the obligation to reimburse the contractor for costs incurred plus reasonable compensation. These provisions, along with the customer’s ability to benefit from the work-in-progress through interim deliverables and technical reports, support over time revenue recognition. For these contracts, the Company generally uses a method that measures the extent of progress towards completion of the performance obligation, principally using the cost-to-cost input method.

Revenue is recognized over time for performance obligations where there is a continuous transfer of control to the customer. We use a cost-to-cost input method to measure progress. This method relies on our ability to reliably estimate the total costs required to complete our long-term contracts as well as the measurement of progress towards completion for each performance obligation. Developing the estimated total cost at completion for each performance obligation requires the use of significant judgment, including assumptions regarding timing, labor hours, allocation of shared costs, the complexity of the work to be performed, the availability and cost of materials, and the performance of subcontractors.

As a significant change in one or more of these estimates could affect the profitability of our contracts, we regularly review and update our contract-related estimates. We recognize changes in the estimated contract revenue or costs and the resulting changes in contract profit on a cumulative basis.

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and the applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, whether the warrants meet the definition of a liability, and, if not, whether the warrants meet all of the requirements for equity classification. This assessment requires the use of professional judgment and is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and remeasured at fair value on each balance sheet date thereafter as a component of warrant liabilities on our balance sheets. Changes in the estimated fair value of the warrant liabilities are non-cash gain or loss recognized in change in fair value of warrant liabilities in the statements of operations.

The determination of the fair value for liability-classified warrants requires the use of valuation techniques and assumptions, which includes the Company’s equity value, discount for lack of marketability, expected volatility, annual dividend yield, risk-free interest rate, and exit scenario weighting. Changes in these assumptions can materially affect the estimated fair value of the liability-classified warrants.

Fair Value of Common Stock

Since there has been no public market for the Company’s common stock, the fair value of our common stock at the time of each grant of a stock-based award has been determined by the Board of Directors with input from management and valuations prepared by an independent third-party valuation specialist. The third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company estimated the fair value of its common stock using valuation methodologies that include an option-pricing method (“OPM”) and a hybrid method, both of which used calibrations to transaction-implied values from fundraising rounds and were further corroborated with income and market approaches to estimate our equity value. Key inputs to the OPM method include the expected life of the award, expected volatility, expected dividend yield, risk-free interest rate, and a discount for lack of marketability.

The hybrid method is a probability-weighted expected return method (“PWERM”). The PWERM applies a scenario-based valuation framework that incorporates the weighted probability of multiple liquidity scenarios based on the probability of the scenario’s occurrence, while also utilizing the OPM method to estimate the allocation of equity value in one or more of the scenarios. Key inputs to the PWERM method include expected time to exit, risk free rate, expected volatility, expected dividend yield, a discount for lack of marketability, and liquidity event scenario probability.

In addition, the Company considers various objective and subjective factors when determining if there were material changes to the fair value of the common stock between the valuation date and grant date including actual operating performance and financial results, current business conditions and projections, the market performance of comparable publicly traded companies, and the U.S. and global capital market conditions.

Stock Based Compensation

The Company recognizes stock-based compensation expense on awards granted under the Elroy Air, Inc. 2016 Equity Incentive Plan (the “2016 Plan”). These awards include incentive stock options (“ISOs”) granted to employees as well as nonqualified stock options (“NSOs”) or restricted stock awards (“RSAs”) granted to directors, advisors, consultants, employees, and officers of the Company.

Stock-based compensation expense is recorded for awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards, or combinations of time-based and performance-based awards. The Company expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that the Company determines that the achievement of the performance thresholds is probable. The Company accounts for forfeitures as they occur and does not estimate forfeitures at the time of the grant.

This model requires subjective assumptions, which involve significant judgment. Our key assumptions are:

•        Fair Value of Common Stock:    As our stock is not publicly traded, the fair value is determined by our Board of Directors, considering factors such as contemporaneous third-party valuations, company performance, and industry outlook.

•        Expected Volatility:    Derived from the historical volatility of comparable public companies, as our shares have no trading history.

•        Expected Term:    Determined based on the average of the vesting term and the contractual lives of all options awarded.

•        Risk-Free Interest Rate:    Based on the U.S. Treasury yield curve.

•        Expected Dividend:    Assumed to be zero, as we have no plans to pay dividends.

Because these assumptions are subjective, particularly the fair value of our common stock, our stock-based compensation expense could be materially different if we used different assumptions.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies of the notes to our financial statements in the section titled “Recently Issued Accounting Pronouncements” included elsewhere in this proxy statement/prospectus for a discussion about new accounting pronouncements adopted and not yet adopted as of the date of this report.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Elroy Air elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Elroy Air, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Elroy Air is no longer considered to be an emerging growth company.

In addition, Elroy Air intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Elroy Air intends to rely on such exemptions, Elroy Air is not required to, among other things: (a) provide an auditor’s attestation report on Elroy Air’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Elroy Air will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Elroy Air first fiscal year following the fifth anniversary of the offering, (b) the last date of Elroy Air’s fiscal year in which Elroy Air has total annual gross revenue of at least $1.235 billion, (c) the date on which Elroy Air is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Elroy Air has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

EXECUTIVE AND DIRECTOR COMPENSATION OF ELROY AIR

In this section, “we,” “us” and “our” generally refer to Elroy Air in the present tense or Elroy Air from and after the Business Combination.

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

•        Andrew Clare, Chief Executive Officer;

•        David Merrill, Founder and Executive Chairman; and

•        Bernard Michini, Chief Technology Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2025 Compensation Summary

The elements of compensation earned by or awarded to our named executive officers for the year ended December 31, 2025 are set forth below.

Base Salary.    Base salary provides a fixed level of cash compensation reflecting each executive’s role, responsibilities and experience. Dr. Clare’s offer letter provides for an initial annual base salary of $300,000 and Dr. Merrill’s employment agreement continues his annual base salary of $250,000. Dr. Michini’s 2025 base salary was $247,500. Base salaries for Messrs. Clare and Merrill were subject to increase upon a Qualified Financing, which did not occur in 2025. The “Salary” column of the 2025 Summary Compensation Table above shows the actual base salaries earned by each named executive officer in 2025.

Bonus.    Bonuses reflect discretionary or contractual cash payments that are not tied to pre-established performance targets. Dr. Clare received a $100,000 sign-on bonus under his offer letter, earned upon his continued employment through December 9, 2025. Dr. Merrill received a $54,000 Series A Prime Completion/Retention Payment in 2025, earned upon continued employment through a retention date of March 14, 2025. No bonus was paid to Dr. Michini for 2025.

Equity Awards.    We currently maintain the Elroy Air, Inc. 2016 Equity Incentive Plan (the “2016 Plan”) in order to provide our service providers the opportunity to acquire a proprietary interest in our success. Historically we offered awards of stock options to purchase shares of our common stock to eligible service providers, including our named executive officers, pursuant to the 2016 Plan. Subject to certain exceptions, options typically vest and become exercisable based on continued service through each vesting date. For additional information about the 2016 Plan, please see the section titled “— 2016 Equity Incentive Plan” below. As mentioned below, in connection with the completion of the Business Combination and the adoption of the 2026 Plan, no further awards will be granted under the 2016 Plan.

Stock options granted under the 2016 Plan align executives’ interests with those of stockholders and encourage retention through multi-year vesting. On January 27, 2025, our board of directors approved option grants with an exercise price of $0.03 per share, including an option to purchase 17,752,226 shares to Dr. Clare, an option to purchase 3,762,941 shares to Dr. Merrill and an option to purchase 6,432,999 shares to Dr. Michini.

Non-Equity Incentive Plan Compensation.    Dr. Clare and Dr. Merrill are eligible for milestone-based payments upon a Qualified Financing of greater than $25,000,000 and, for Dr. Clare, upon delivery of two aircraft to customers. Neither milestone was achieved in 2025, and no amounts were earned.

All Other Compensation.    This element consists of Company-funded 401(k) plan contributions ($9,000 for Dr. Clare, $7,500 for Dr. Merrill and $7,425 for Dr. Michini), Company-paid life and AD&D insurance premiums ($225, $203 and $65, respectively) and, for Dr. Clare, reimbursement of up to $5,000 in legal fees incurred in negotiating his offer letter.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Andrew Clare	2025	300,000	$100,000	(2)	1,952,745	14,225	(3)	2,366,970
Chief Executive Officer
David Merrill	2025	250,000	54,000	(4)	413,924	7,703	(5)	725,627
Founder and Executive Chairman
Bernard Michini	2025	247,500	—		707,630	7,490	(6)	962,620
Chief Technology Officer

____________

(1)      The amounts disclosed represent the aggregate grant date fair value of the stock options granted to our named executive officers during 2025 under the 2016 Plan, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 12 to our audited financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(2)      This amount represents a sign-on bonus paid to Dr. Clare in January 2025, in connection with his commencement of employment with Elroy Air.

(3)      The amount disclosed represents (i) $9,000 in Company-funded 401(k) plan contributions, (ii) $225 in Company-paid life and AD&D insurance premiums and (iii) the reimbursement of $5,000 in legal fees paid in connection with the negotiation of Dr. Clare’s employment offer letter.

(4)      This amount represents the $50,000 Series A Prime Completion/Retention Payment paid to Dr. Merrill in 2025 pursuant to his employment agreement. The payment was payable following the first closing of our Series A Prime financing and earned upon Dr. Merrill’s continued employment through the six-month anniversary of that closing. In addition, Dr. Merrill received a $4,000 discretionary bonus paid in August 2025.

(5)      The amount disclosed represents (i) $7,500 in Company-funded 401(k) plan contributions and (ii) $203 in Company-paid life and AD&D insurance premiums. Dr. Merrill did not receive perquisites or other personal benefits with an aggregate value of $10,000 or more in 2025.

(6)      The amount disclosed represents (i) $7,425 in Company-funded 401(k) plan contributions and (ii) $65 in Company-paid life and AD&D insurance premiums. Dr. Michini did not receive perquisites or other personal benefits with an aggregate value of $10,000 or more in 2025.

Outstanding Equity Awards as of December 31, 2025

The following table presents the outstanding equity incentive plan awards held by each named executive officer and which are exercisable and unexercisable in each case as of December 31, 2025.

			Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price Per Share ($)(2)	Option Expiration Date
Andrew Clare	01/27/2025(3)	12/09/2024	4,438,056	13,314,170	$0.03	01/26/2035
David Merrill	01/27/2025(4)	12/09/2024	3,762,941	—	$0.03	01/26/2035
	12/09/2021(5)	12/01/2021	787,786	—	$1.23	12/08/2031
Bernard Michini	01/27/2025(6)	11/01/2024	2,679,858	3,753,141	$0.03	01/26/2035
	06/19/2024(7)	08/01/2024	3,402	—	$1.42	06/18/2034
	03/22/2024(8)	12/01/2025	—	33,995	$1.42	03/21/2034
	12/09/2021(9)	12/01/2021	403,500	0	$1.23	12/08/2031
	02/15/2019(10)	10/08/2018	208,770	0	$0.40	02/14/2029

____________

(1)      All of the stock options were granted under the 2016 Plan.

(2)      Stock options were generally granted with an exercise price as determined by the Company’s Board of Directors on the date of grant.

(3)      1/4th of the shares subject to the option vested on December 9, 2025, the one-year anniversary of the vesting commencement date, and the balance of the shares will vest in 36 equal monthly installments thereafter through December 9, 2028, subject to continuous service as of each such vesting date. Upon a termination without cause or resignation for good reason, the vesting of the option will accelerate as to the shares that would have vested over the following twelve months, and 100% of the unvested shares will vest if such termination occurs within the period beginning ninety days prior to and ending twelve months following a change in control, in each case subject to execution of a release.

(4)      The shares subject to the option vested in 12 equal monthly installments measured from December 9, 2024, the vesting commencement date, and the option was fully vested as of December 9, 2025.

(5)      262,596 of the shares subject to the option vested immediately on December 1, 2021, the option’s vesting commencement date. 262,595 of the shares subject to the option vested upon the date on which the Board determined the successful completion of the first hover flight of the C1-1 aircraft has been achieved, which was determined to have occurred on November 27, 2023. 262,595 of the shares subject to the option vested upon the date the Board determined the successful completion of the first transition flight of the C1-1 aircraft has been achieved, which was determined to have occurred on July 21, 2025. All vesting was subject to Dr. Merrill’s continuous service through and including the applicable vesting date.

(6)      1/5th of the shares subject to the option vested on November 1, 2025, the one-year anniversary of the vesting commencement date. An additional 1/5th of the shares vested on November 2, 2025, and the balance of the shares vests in a series of 36 successive equal monthly installments measured from the first anniversary of the vesting commencement date, subject to continuous service as of each such vesting date.

(7)      The shares subject to the option were granted on June 19, 2024, 50% vested on August 1, 2024 and 50% vested monthly over the following six months.

(8)      The shares subject to the option were granted on March 22, 2024 and commenced vesting on December 1, 2025 and will be fully vested on December 1, 2026.

(9)      The shares subject to the option were fully vested as of December 1, 2025.

(10)    The shares subject to the option were fully vested as of October 8, 2022.

Employment Agreements

Below are descriptions of our employment agreements or offer letters with each of our named executive officers, setting forth the terms and conditions of such executive’s employment with us. The employment agreements or offer letters generally provide for at-will employment. Each of our named executive officers has executed our standard employee confidential information and invention assignment agreement.

For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers please see “— Potential Payments Upon Termination or Change in Control” below.

Andrew Clare

In November, 2024, we entered into an employment offer letter agreement with Andrew Clare, our Chief Executive Officer. The employment agreement provided for his initial annual salary, which was subsequently increased, and which is currently set at $400,000 per year pursuant to the most recent increase to his base salary that became effective July 1, 2026. Dr. Clare is eligible to receive an annual discretionary cash bonus based on performance objectives. Pursuant to his employment offer letter agreement, Dr. Clare received a sign-on bonus of $100,000, paid in January, 2025, which was subject to claw back upon certain terminations of his employment within one year following his employment start date, and received a sign-on option grant to purchase shares of Elroy Air common stock equivalent to 7.5% of the fully diluted capitalization of Elroy Air as of his employment start date, which is subject to time-based vesting, with 25% of the shares vesting on the one-year anniversary of his employment start date and the remaining shares vesting in equal monthly installments over the following 36 month period, in each case subject to Dr. Clare’s continued employment through each vesting date. Pursuant to his employment offer letter agreement, Dr. Clare is also eligible for the following additional payments and benefits:

•        if Elroy Air closes a successful private fundraising with gross proceeds of greater than $25,000,000 while Dr. Clare remains our Chief Executive Officer, he will receive a $100,000 bonus, his base salary rate then in effect will increase by $100,000 and he will be granted an option to purchase a number of shares of Elroy Air common stock equal to 2.5% of Elroy Air’s fully diluted outstanding common stock that will be eligible to vest monthly over the following four years subject to Dr. Clare’s continued employment through each vesting date; and

•        if Elroy Air successfully transitions from research and development to production and delivers two aircraft to customers while Dr. Clare remains our Chief Executive Officer, he will receive a $200,000 bonus and his base salary rate then in effect will be increased by $200,000.

Dr. Clare is also entitled to certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change in Control.”

David Merrill

In February, 2025, we entered into an employment agreement with Dr. Merrill to serve as our Executive Chairman. The employment terms agreement provided for his initial annual salary, which was subsequently increased, and which is currently set at $350,000 per year pursuant to the most recent increase to his base salary that became effective July 1, 2026. Dr. Merrill is eligible to receive an annual discretionary cash bonus based on performance objectives. Pursuant to his employment agreement, Dr. Merrill received an option grant to purchase 3,763,104 shares of Elroy Air common stock, which was subject to time-based vesting, with 1/12th of the shares vesting each month over the one-year period following December 9, 2024, in each case subject to Dr. Merrill’s continued employment through each vesting date. Pursuant to his employment agreement, Dr. Merrill is also eligible for the following additional payments and benefits:

•        Dr. Merrill received a $50,000 payment in connection with Elroy Air’s first Series A Prime financing;

•        if Elroy Air closes a successful private fundraising with gross proceeds of greater than $25,000,000 while Dr. Merrill remains our Executive Chairman, he will receive a $100,000 bonus, his base salary rate then in effect will increase by $100,000 and he will be granted an option to purchase a number of shares of Elroy Air common stock equal to 1.0% of Elroy Air’s fully diluted outstanding common stock; and

•        if Elroy Air successfully transitions from research and development to production and delivers two aircraft to customers while Dr. Merrill is employed as our Executive Chairman, he will be granted a fully vested option to purchase 1% of our fully diluted outstanding common stock (measured as of the date of vehicle delivery).

Dr. Merrill is also entitled to certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change in Control.”

Bernard Michini

In October, 2018, we entered into an employment offer letter agreement with Bernard Michini, our Chief Technology Officer. The employment agreement provided for his initial annual salary, which was subsequently increased, and which is currently set at $300,000 per year pursuant to the most recent increase to his base salary that became effective July 16, 2026. Dr. Michini is eligible to receive an annual discretionary cash bonus based on performance objectives. Pursuant to his employment offer letter agreement, Dr. Michini received a sign-on option grant to purchase 208,770 shares of Elroy Air common stock, which was subject to time-based vesting, with 25% of the shares vesting on the one-year anniversary of his employment start date and the remaining shares vesting in equal monthly installments over the following 36 month period, in each case subject to Dr. Michini’s continued employment through each vesting date.

Potential Payments Upon Termination or Change in Control

Dr. Clare’s employment offer letter agreement provides that in the event of Dr. Clare’s termination of employment by Elroy Air without “cause” or by him for “good reason,” Dr. Clare will receive the following severance benefits, subject to the execution and non-revocation of a resignation and release agreement: (i) six months’ base salary, paid in a lump sum within sixty days following his employment termination, (ii) twelve months’ COBRA premiums paid by the Company, and (iii) accelerated vesting of his sign-on option grant as to the number of shares that would have vested if he had remained employed for an additional twelve months following his employment termination date. In addition, if such termination by Elroy Air without “cause” or by Dr. Clare for “good reason” occurs within the period beginning ninety days prior to and ending on the twelve-month anniversary of a “change in control,” any shares subject to his sign-on option grant that remain unvested will become fully vested. Dr. Clare’s employment offer letter agreement includes a modified 280G “cutback” provision.

Dr. Merrill’s employment agreement provides that in the event of a termination by Elroy Air without “cause” or by the executive for “good reason,” subject to the execution and non-revocation of a resignation and release agreement: Dr. Merrill will receive six months’ base salary, paid in a lump sum within sixty days following his employment termination. In addition, if Dr. Merrill’s employment is terminated by Elroy Air without “cause”, the vesting of any unvested and outstanding shares subject to the option referenced above will be fully accelerated. Dr. Merrill’s employment offer letter agreement includes a modified 280G “cutback” provision.

For purposes of the severance benefits described above, the following terms are generally defined as follows:

•        “cause” means, (i) willful and continued failure to substantially perform the executive’s duties under the employment agreement (other than such failure resulting from the executive’s incapacity due to physical or mental illness), following notice by the board of directors of Elroy Air or anyone authorized on behalf of the board to deliver the details of such failure, if such condition or event is not cured within thirty (30) days of such notice (or such longer cure period as may be provided by the board in such notice); (ii) engagement in acts of fraud or embezzlement, as determined by the board of directors of Elroy Air in good faith; (iii) a breach of fiduciary duties owed to Elroy Air or any of its subsidiaries; (iv) engagement in willful misconduct or gross negligence that results in or is reasonably expected to result in material harm to Elroy Air or any of its subsidiaries; (v) the executive’s commission or conviction or plea of guilty or nolo contendere, to a charge that constitutes a felony (or local equivalent thereof) or a crime involving moral turpitude; (vi) material breach of any Elroy Air or subsidiary policy; (vii) breach of the executive’s employee confidential information and invention assignment agreement or intentional and unauthorized disclosure or use of confidential information or trade secrets of Elroy Air; or (viii) the executive’s gross misconduct, provided that, with respect to clauses (iv) and (vi) above, if the relevant breach is reasonably susceptible to cure, as determined by the board of directors of Elroy Air in its discretion, then the executive will have thirty (30) days following written notice by the board of such breach to cure such breach, prior to such breach being deemed “cause.”

•        “good reason” means the occurrence of any of the following events without the executive’s consent: (i) a material reduction in the executive’s base salary by at least 25% (unless pursuant to a salary reduction program applicable generally to the Elroy Air’s similarly situated employees); (ii) a material reduction in the executive’s duties, responsibilities or authority (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law); provided, however, that a reduction in the executive’s responsibilities, authority or duties solely by virtue of Elroy Air undergoing change in control and being made part of a larger entity or group of entities, such that the executive retains substantially similar or greater responsibilities with respect to the entity, division or business unit that constitutes the Elroy Air’s business following the change in control but the executive is not given the same responsibilities, authority or duties, will not constitute good reason; or (iii) the relocation of the executive’s principal place of employment, without the executive’s consent, in a manner that lengthens the executive’s one-way commute distance by fifty (50) or more miles from the executive’s then-current principal place of employment immediately prior to such relocation, provided that, in order to resign for good reason the executive must: (i) give Elroy Air written notice of the executive’s intent to terminate for good reason within thirty (30) days following the first occurrence of the condition(s) that the executive believes constitute(s) good reason, which notice shall describe such condition(s); (ii) allow Elroy Air at least 30 days from receipt of such written notice to cure such event (the “Cure Period”); and (iii) if such event is not reasonably cured within the Cure Period, the executive must resign from all positions the executive then holds with Elroy Air not later than 30 days after the expiration of the Cure Period.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to 1% of each employee’s eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and Welfare Benefits

In 2025, the named executive officers also participated in standard health and welfare plans maintained by Elroy Air including medical, dental and vision benefits; short-term and long-term disability insurance; life insurance; and an employee assistance plan.

Nonqualified Deferred Compensation and Pension Benefits

Our named executive officers did not participate in, or earn any benefits under, any nonqualified deferred compensation plan or any pension or defined benefit retirement plan sponsored by us during the year ended December 31, 2025. Our board of directors may elect to provide our officers and other employees with such benefits in the future if it determines that doing so is in our best interests.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Elroy Air.

Non-Employee Director Compensation

In 2025, Elroy Air did not pay any cash retainers or fees or grant any equity incentive plan awards to our non-employee directors for their service on the board of directors of Elroy Air.

In July, 2023, we entered into a board service agreement with Dr. Mark Esper. Pursuant to his board service agreement, Dr. Esper received an option grant to purchase 318,585 shares of Elroy Air common stock, which was subject to monthly vesting over a three-year period following Dr. Esper’s appointment to the board, subject to Dr. Esper’s continued service on the board through each vesting date and further subject to accelerated vesting upon the occurrence of a change in control of Elroy Air.

As of December 31, 2025, none of our non-employee directors other than Dr. Esper held any outstanding Elroy Air equity incentive plan awards.

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the Elroy Air Incentive Plan.

Equity Incentive Plans

On November 12, 2016, the Board of Directors adopted the 2016 Equity Incentive Plan, which provides for the Company to grant incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors, advisors, consultants, and officers. As of June 30, 2026 and December 31, 2025, the total number of shares of common stock that may be issued under the 2016 Equity Incentive Plan was 53,920,607 of which 602,755 and 971,921 remained available for future grants, respectively. The material terms of the 2016 Plan are summarized below.

Termination

Following the effectiveness of the 2026 Plan, the 2016 Plan will terminate and we will not make any further awards under the 2016 Plan. However, any outstanding awards granted under the 2016 Plan will remain outstanding, subject to the terms of the 2016 Plan and applicable award agreements. Subject to certain limitations, shares of our common stock subject to awards granted under the 2016 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, in each case following the effective date of the New Elroy Air Incentive Plan will become available for issuance under the New Elroy Air Incentive Plan.

Eligibility

Our employees, consultants, and non-employee directors are eligible to be granted awards of NSOs, stock appreciation rights, restricted stock, restricted stock units, and other stock awards under the 2016 Plan, subject to the limitations described therein. Only our employees are eligible to be granted awards of ISOs under the 2016 Plan.

Administration

Subject to the provisions of the 2016 Plan, the plan administrator shall have the authority to take all actions and make all determinations contemplated by the 2016 Plan and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2016 Plan as it shall deem advisable. The administrator has the power to, among other things, determine the persons to whom the awards shall be granted and the number of shares of stock subject to each award, determine the type of award granted, determine the fair market value of shares of stock, determine the terms, conditions and restrictions applicable to each award, modify from time to time any award or waive any restrictions or conditions applicable to any award, reprice or adjust the exercise price of any option, or grant in substitution for any option, a new award covering the same or a different number of shares of stock, accelerate the exercisability or vesting of any award, prescribe, amend or rescind any policies relating to the plan, and correct any defect or reconcile any inconsistency in the plan or any award agreement.

Limitations on Awards and Shares Available

The shares of our common stock issued under the 2016 Plan may consist in whole or in part of authorized but unissued shares or reacquired shares, including purchased on the open market. In the event that an outstanding award expires or is cancelled for any reason, or if shares subject to an award are withheld to satisfy exercise or purchase price or tax withholding obligations, then the shares allocable to the unexercised or otherwise canceled portion of such award, or the shares withheld to satisfy the exercise or purchase price or tax withholding obligation, are currently added back to the common stock available for issuance under the 2016 Plan.

Awards

The 2016 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock, restricted stock units, and other stock awards. All outstanding awards under the 2016 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows:

•        Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Conditions applicable to stock options may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•        Stock Appreciation Rights.    Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Elroy Air common stock between the exercise date and the date of grant. Stock appreciation rights may be granted in tandem with all or any portion of a related option or may be granted independently of any option. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of the underlying share on the grant date, except with respect to certain substitute awards granted in connection with a corporate transaction. Conditions applicable to stock options may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•        Restricted Stock and RSUs.    Restricted stock is an award of nontransferable shares of common stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant.

•        Other Stock Awards.    Other stock awards are awards valued in whole or in part by reference to, or otherwise based on, shares of our common stock. Other stock awards may be granted to participants either alone or in addition to other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

Adjustments in Capital Structure.

The 2016 Plan also provides that the board will make appropriate and proportionate adjustments to the number of shares subject to outstanding awards in the event of changes in our capitalization without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar equity restructuring transaction.

Certain Transactions

In the event of certain corporate transactions (including without limitation any “change in control”), the plan administrator has the discretion to provide (i) for the surviving or acquiring corporation to assume or continue awards, or to substitute similar awards for the awards, (ii) for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving or acquiring corporation, (iii) for the acceleration of vesting, in whole or part, to a date prior to the effective time of the transaction with such award terminated if not exercised at or prior to the effective time of the transaction, (iv) for the lapse, in whole or in part, of any reacquisition or prepurchase rights held by us with respect to any award, (v) for the cancellation of any award to the extent not vested or not exercised prior to the effective time of the transaction in exchange for such cash consideration (including no consideration) as the administrator may consider appropriate, and (vi) for a payment in a form determined by the administrator equal to the excess, if any, of the value of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the transaction, over any exercise price applicable to the award.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

The Business Combination Agreement provides that the New Elroy Air Board will initially be composed of seven directors, of whom the following have been identified: Andrew Clare, David Merrill, Dean Donovan, [•], [•], [•], and [•].

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class (if applicable) or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The following sets forth certain information, as of the Record Date, concerning the persons who are expected to serve as directors, officers and significant employees following the completion of the Business Combination and assuming the election of the director nominees at the extraordinary general meeting as set forth in “Proposal No. 6 — The Director Election Proposal”.

Name	Age	Position
Andrew Clare	[•]	Chief Executive Officer, Director Nominee
David Merrill	[•]	Director Nominee
Dean Donovan	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee

The officers of New Elroy Air and the New Elroy Air Board following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of New Elroy Air’s officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

Inflection Point believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide New Elroy Air with a diverse range of perspectives and judgment necessary to facilitate the goals of New Elroy Air and be good stewards of capital.

Officers, Directors and Key Employees

For more information about the compensation of the members of the Inflection Point Board and the officers of Inflection Point prior to the Closing, see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Inflection Point prior to the Business Combination”. For more information about the anticipated members of the New Elroy Air Board and the officers of New Elroy Air following the Closing, see the section entitled “The Director Election Proposal — Information about Officers, Directors and Nominees”.

Andrew Clare.    At Closing, Mr. Clare will serve as Chief Executive Officer and a member of the board of directors. Mr. Clare has served as Chief Executive Officer of Elroy Air since December 2024. Mr. Clare has held multiple leadership roles in aviation, automotive, and robotics throughout his nearly 20-year career. Prior to joining Elroy Air, Mr. Clare served as a Strategic Advisor at Nuro, a leading autonomous driving technology company, from December 2024 to December 2025, and as Chief Technology Officer of Nuro from June 2022 to December 2024. Previously, Mr. Clare served as Head of Systems and Safety of Nuro from September 2021 to July 2022 and as Head of Robots from November 2019 to July 2022. At Nuro, Mr. Clare led the teams responsible for software, design, sourcing, manufacturing, and validation of Nuro’s self-driving, zero-occupant, on-road goods transportation vehicles. Under his leadership, Nuro successfully deployed three generations of AI-driven autonomous vehicles onto public roads, and Nuro received the first federal exemption for a self-driving vehicle to operate on public roads. Prior to Nuro, Mr. Clare led Tesla’s Model X vehicle program through scaling production, achieving record gross margin targets, entering new countries, and improving the customer experience. Earlier in his career, Mr. Clare served as an Engagement Manager at McKinsey & Company, where he served clients primarily in advanced industries, including aerospace, automotive, semiconductor, technology, and heavy manufacturing, with a functional focus in product development, operations, and strategy. Mr. Clare also served as a member of the board of directors of Noya, a climate technology company focused on direct air capture technology, from October 2023 to July 2025. Mr. Clare earned his Ph.D. and M.S. in Aeronautics and Astronautics, as well as his B.S. in Aerospace Engineering, from the Massachusetts Institute of Technology, where he was a National Defense Science and Engineering Graduate Fellow. We believe Mr. Clare is well-qualified to serve as a director, given his extensive leadership experience in the aviation, automotive, and robotics industries, as well as his deep technical expertise in autonomous systems and unmanned aerial systems.

David Merrill.    At Closing, Mr. Merrill will serve as Executive Chairman of the board of directors. Mr. Merrill is the founder of Elroy Air, where he served as Chief Executive Officer from November 2016 to December 2024 and has served as Founder and Executive Chairman since December 2024. During a portion of the past five years, Mr. Merrill also served as a venture partner at Lemnos, an early-stage venture firm. Mr. Merrill holds a Bachelor of Arts degree in Symbolic Systems and a Master of Science degree in Computer Science from Stanford University, as well as a Master of Science degree and a Ph.D. in Media Arts and Sciences from the Massachusetts Institute of Technology. We believe Mr. Merrill is well-qualified to serve as a director, given his deep familiarity with Elroy Air’s business as its founder, his expertise in drone development and production, hardware-software product development, and research and development, as well as his experience founding and leading technology companies.

Dean Donovan.    At Closing, Mr. Donovan will serve as a member of the board of directors. Mr. Donovan has served as a member of the board of directors of Elroy Air since 2025. Mr. Donovan currently leads DiamondStream Partners, an investment firm that specializes in aviation and aerospace technology, where he assists companies focused on mid-mile freight, electric and hybrid electric propulsion, aircraft maintenance, revenue management, fleet management, unmanned aircraft, and the energy transition. Mr. Donovan has served on the board of directors of Volaris, a publicly traded air carrier, since 2010, where he serves on the Operations Working Group and the IT Working Group. Mr. Donovan co-founded Volaris in 2005. Mr. Donovan has also served on the boards of directors of JetZero, a commercial aircraft company, since 2024, Ampaire, a hybrid-electric propulsion systems company, since 2025, Wingtra, a survey drone company, since 2023, and Volantio, an airline revenue management systems company, since 2022. Mr. Donovan has served on the board of directors of Prophet Brand Strategy, a marketing consultancy, since 2009, where he sits on the compensation committee and chaired the capital committee. He previously served as Chairman of the board of directors and on the compensation committee of Stellar Labs. Earlier in his career, Mr. Donovan served on the board of the Metropolitan Bank from 2008 to 2015, where he chaired the compensation committee. Mr. Donovan worked with Bain & Company from 1989 to 2003, including as Managing Director of Bain Africa from 1999 to 2002, and at various times led Bain’s aviation practice and auto practice. Mr. Donovan also co-founded Casino Marketing Alliance, a provider of analytics services to the casino industry, and served as Chief Operating Officer of Nimblefish Technologies, a specialized micromarketing agency, and as Chief Executive Officer of SearchForce, a paid search workflow and optimization platform. Mr. Donovan holds a Bachelor of Arts degree in Rhetoric and Economics from the University of California, Berkeley, where he graduated Phi Beta Kappa and summa cum laude, and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania. We believe Mr. Donovan is well-qualified to serve as a director, given his extensive experience in the aviation and aerospace industry, his significant board and governance experience across public and private companies, and his background in management consulting and investment.

[•]

[•]

[•]

[•]

Corporate Governance

Composition of the New Elroy Air Board

Our business and affairs will be managed under the direction of the New Elroy Air Board. The New Elroy Air Board will be chaired by [•], and includes [•], [•], [•], [•], [•], and [•] as members. The New Elroy Air Board is expected to determine that [•], [•], [•], [•], [•], and [•] qualify as independent. Subject to the terms of the Business Combination Agreement, our charter and our bylaws, the number of directors will be fixed by the New Elroy Air Board.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Elroy Air Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Elroy Air Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

In connection with the Business Combination, Inflection Point was granted the right to designate two directors for election to the New Elroy Air Board, one of which must meet the applicable independence requirements under Nasdaq and SEC rules.

Director Independence

Under our Corporate Governance Guidelines and the Nasdaq rules, a director is not independent unless the Board of Directors affirmatively determines that s/he does not have a direct or indirect material relationship with New Elroy Air or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

The New Elroy Air Board will undertake a review of its composition, the composition of its committees and the independence of its directors and consider whether any director has a material relationship with New Elroy Air that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the New Elroy Air Board is expected to determine that [•], [•], [•], [•], and [•] of New Elroy Air’s directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, the New Elroy Air Board will consider the relationships that each non-employee director has with New Elroy Air and all other facts and circumstances the New Elroy Air Board deemed relevant in determining their independence, including the director’s beneficial ownership of New Elroy Air’s common stock.

Committees of the New Elroy Air Board

The New Elroy Air Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the New Elroy Air Board and standing committees. The New Elroy Air Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the New Elroy Air Board when the New Elroy Air Board deems it necessary or advisable to address specific issues. Copies of New Elroy Air’s committee charters will be posted on New Elroy Air’s website, https://Elroyair.com/, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, Inflection Point’s, Elroy Air’s and New Elroy Air’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

New Elroy Air’s audit committee will be responsible for, among other things:

•        overseeing New Elroy Air’s accounting and financial reporting process;

•        appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•        discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•        pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•        reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

•        discussing our risk management policies;

•        reviewing and approving or ratifying any related person transactions;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        preparing the audit committee report required by SEC rules.

Our audit committee is expected to consist of [•], [•], and [•], with [•] serving as chair. All members of our audit committee will meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. The New Elroy Air Board expects to affirmatively determine that [each member] of the audit committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, the New Elroy Air Board expects to determine that [•] qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•        reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

•        reviewing and setting or making recommendations to the New Elroy Air Board regarding the compensation of our other executive officers;

•        reviewing and making recommendations to the New Elroy Air Board regarding director compensation;

•        reviewing and approving or making recommendations to the New Elroy Air Board regarding our incentive compensation and equity-based plans and arrangements;

•        appointing and overseeing any compensation consultants;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee is expected to consist of [•], [•], and [•], with [•] serving as chair. The New Elroy Air Board expects to determine that [•] qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•        identifying individuals qualified to become members of the New Elroy Air Board and ensure the New Elroy Air Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•        recommending to the New Elroy Air Board the persons to be nominated for election as directors and to each committee of the New Elroy Air Board;

•        developing and recommending to the New Elroy Air Board corporate governance guidelines, and reviewing and recommending to the New Elroy Air Board proposed changes to our corporate governance guidelines from time to time; and

•        overseeing the annual evaluations of the New Elroy Air Board, its committees and management.

Our nominating and corporate governance committee is expected to consist of [•], [•], and [•], with [•] serving as chair.

The New Elroy Air Board may from time to time establish other committees.

Code of Ethics

In connection with the Closing, New Elroy Air will adopt a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, https://Elroyair.com/.

We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during the fiscal year 2025, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee. We are not aware of any compensation committee interlocks.

SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Elroy Air Common Stock for at least six months would be entitled to sell their securities, provided that (a) such person is not deemed to have been an affiliate of New Elroy Air at the time of, or at any time during the three months preceding, a sale and (b) New Elroy Air is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Elroy Air was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Elroy Air Common Stock for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of New Elroy Air Common Stock then outstanding (as of the date of this proxy statement/prospectus, Inflection Point has 31,331,667 Inflection Point Ordinary Shares outstanding); or

•        the average weekly reported trading volume of the New Elroy Air Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Elroy Air under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell the New Elroy Air Common Stock received in exchange for Founder Shares pursuant to Rule 144 without registration one year after the Closing.

Inflection Point anticipates that following the Closing, New Elroy Air will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See the section entitled “Certain Relationships and Related Person Transactions — A&R Registration Rights Agreement”

SHAREHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Elroy Air Board or any authorized committee of the New Elroy Air Board, (b) otherwise properly brought before such meeting by or at the direction of the New Elroy Air Board or the chairperson of the New Elroy Air Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of New Elroy Air Common Stock or Series A Preferred Stock at the time of giving the notice, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Elroy Air’s annual meeting of stockholders, a stockholder’s notice must be delivered to New Elroy Air’s secretary at New Elroy Air’s principal executive offices:

•        not later than the 90th day; and

•        not earlier than the 120th day,

prior to the first anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New Elroy Air holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2026 annual meeting of stockholders of New Elroy Air will be held on            , 2027. Notice of a nomination or proposal must be delivered to New Elroy Air no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2027 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2027 annual meeting pursuant to Rule 14a-8 must be received at New Elroy Air’s principal office at a reasonable time before New Elroy Air begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder will update and supplement its notice to New Elroy Air’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, New Elroy Air’s secretary not later than 5 days after the record date for notice of the extraordinary general meeting (in the case of the update and supplement required to be made as of such record date), and not later than 10 days prior to the date for the extraordinary general meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the extraordinary general meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 15 business days prior to the extraordinary general meeting or any adjournment or postponement thereof).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New Elroy Air’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by New Elroy Air’s secretary within the time periods described above under the section of this proxy statement/prospectus entitled “— Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Inflection Point Board, any committee chairperson or the non-management directors as a group by writing to the Inflection Point Board or committee chairperson in care of Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, New York 10019. Following the Closing, such communications should be sent to New Elroy Air, [•]. Each communication will be forwarded, depending on the subject matter, to the New Elroy Air Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the securities of the Company to be issued in connection with the Domestication and the Business Combination and upon certain U.S. federal income tax consequences to Inflection Point’s shareholders as a result of the Business Combination and the Domestication. DLA Piper LLP (US) has provided an opinion attached hereto as Exhibit 8.2 as to the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Inflection Point Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of Columbus Circle Capital Corp II, as of December 31, 2025, and for the period from April 3, 2025 (inception) through December 31, 2025 included in this proxy statement/prospectus have been audited by WithumSmith+Brown PC, independent registered public accounting firm, as stated in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of said firm as experts in accounting and auditing.

The audited financial statements of Elroy Air, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Inflection Point and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Inflection Point’s annual report to shareholders and Inflection Point’s proxy statement. Upon written or oral request, Inflection Point will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may request that Inflection Point deliver single copies of such documents in the future. Shareholders may notify Inflection Point of their requests by calling or writing Inflection Point at its principal executive offices at 3 Columbus Circle, 24th Floor, New York, New York 10019 or (646) 792-5600.

ENFORCEABILITY OF CIVIL LIABILITY

Inflection Point is a Cayman Islands exempted company. If Inflection Point does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Inflection Point. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Inflection Point in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Inflection Point may be served with process in the United States with respect to actions against Inflection Point arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Inflection Point’s securities by serving Inflection Point’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

Inflection Point has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Inflection Point files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Inflection Point at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

Except as explicitly set forth herein, all information contained in this proxy statement/prospectus relating to Inflection Point has been supplied by Inflection Point, and all such information relating to Elroy Air has been supplied by Elroy Air, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of Inflection Point for the extraordinary general meeting. Inflection Point has not authorized anyone to give any information or make any representation about the Business Combination, Inflection Point or Elroy Air that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Inflection Point Acquisition Corp. VII
3 Columbus Circle, 24th Floor
New York, NY 10019
(646) 792-5600

If you are a shareholder of Inflection Point and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Inflection Point, Inflection Point will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

COLUMBUS CIRCLE CAPITAL CORP II AUDITED FINANCIAL STATEMENTS

ELROY AIR, INC. UNAUDITED FINANCIAL STATEMENTS

ELROY AIR, INC. AUDITED FINANCIAL STATEMENTS

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets:
Current assets
Cash	$1,087,184	$—
Prepaid expenses	46,463	6,013
Prepaid insurance	127,500	—
Total current assets	1,261,147	6,013
Long-term portion of prepaid insurance	79,688	—
Deferred offering costs	—	147,971
Cash and investments held in Trust Account	233,097,832	—
Total Assets	$234,438,667	$153,984

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities
Accounts payable and accrued expense	$1,530,114	$—
Accrued offering costs	75,000	2,890
Promissory note – related party	—	172,158
Total Liabilities	1,605,114	175,048

Commitments and Contingencies (Note 6)

Class A Ordinary Shares subject to possible redemption, $0.0001 par value; 23,000,000 and no shares at $10.13 and $0 per-share redemption value as of June 30, 2026 and December 31, 2025, respectively	233,097,832	—

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding, as of June 30, 2026 and December 31, 2025	—	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 665,000 and no shares issued and outstanding (excluding 23,000,000 and no shares subject to possible redemption) as of June 30, 2026 and December 31, 2025, respectively	67	—
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 7,666,667 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively(1)	767	767
Additional paid-in capital	—	24,233
Accumulated deficit	(265,113)	(46,064)
Total Shareholders’ Deficit	(264,279)	(21,064)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit	$234,438,667	$153,984

____________

(1)      Includes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised (Note 5). On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended June 30, 2026	For the Six Months Ended June 30, 2026	For the Period from April 3, 2025 (inception) through June 30, 2025
General and administrative fees	$1,679,338	$1,878,773	$4,644
Loss from operations	(1,679,338)	(1,878,773)	(4,644)

Other income:
Interest earned on cash and investments held in Trust Account	2,045,145	3,097,832	—

Net income (loss)	$365,807	$1,219,059	$(4,644)

Weighted average shares outstanding, Class A redeemable Ordinary Shares	23,665,000	18,143,167	—

Basic and diluted net income per share, Class A redeemable Ordinary Shares	$0.01	$0.05	$—

Weighted average shares outstanding, Class B Ordinary Shares	7,666,667	7,433,334	6,666,667

Basic net income (loss) per share, Class B Ordinary Shares(1)	$0.01	$0.05	$(0.00)

Weighted average shares outstanding, Class B Ordinary Shares	7,666,667	7,666,667	6,666,667

Diluted net income (loss) per share, Class B Ordinary Shares(1)	$0.01	$0.05	$(0.00)

____________

(1)      Excludes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised (Note 5). On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – December 31, 2025(1)	—	$—	7,666,667	$767	$24,233	$(46,064)	$(21,064)
Sale of 665,000 Private Placement Units	665,000	67	—	—	6,649,933	—	6,650,000
Fair value of Public Warrants at issuance	—	—	—	—	1,993,333	—	1,993,333
Allocated value of transaction costs to Class A Ordinary Shares	—	—	—	—	(71,718)	—	(71,718)
Accretion for Class A Ordinary Shares to redemption amount	—	—	—	—	(7,988,744)	—	(7,988,744)
Net income	—	—	—	—	—	853,252	853,252

Balance – March 31, 2026 (unaudited)	665,000	67	7,666,667	767	607,037	807,188	1,415,059
Accretion for Class A Ordinary Shares to redemption amount	—	—	—	—	(607,037)	(1,438,108)	(2,045,145)
Net income	—	—	—	—	—	365,807	365,807
Balance – June 30, 2026 (unaudited)	665,000	$67	7,666,667	$767	$—	$(265,113)	$(264,279)

FOR THE PERIOD FROM APRIL 3, 2025 (INCEPTION) THROUGH JUNE 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – April 3, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B Ordinary Shares to Sponsor(1)	—	—	7,666,667	767	24,233	—	25,000
Net loss	—	—	—	—	—	(4,644)	(4,644)
Balance – June 30, 2025 (unaudited)	—	$—	7,666,667	$767	$24,233	$(4,644)	$(20,356)

____________

(1)      Includes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised (Note 5). On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30, 2026	For the Period from April 3, 2025 (inception) through June 30, 2025
Cash Flows from Operating Activities:
Net income (loss)	$1,219,059	$(4,644)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Payment of operation costs through promissory note	(53,250)	(4,644)
Interest earned on cash and investments held in Trust Account	(3,097,832)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	25,956	—
Accounts payable and accrued expenses	1,530,114	—
Net cash used in operating activities	(375,953)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(230,000,000)	—
Net cash used in investing activities	(230,000,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	226,000,000	—
Proceeds from sale of Private Units	6,650,000	—
Repayment of promissory note – related party	(485,446)	—
Payment of offering costs	(701,417)	—
Net cash provided by financing activities	231,463,137	—

Net Change in Cash	1,087,184	—
Cash – Beginning of period	—	—
Cash – End of period	$1,087,184	$—

Noncash investing and financing activities:
Offering costs included in accrued offering costs	$79,193	$68
Deferred offering costs paid by Sponsor in exchange for issuance of Class B Ordinary Shares	$—	$5,364
Deferred offering costs paid through promissory note – related party	$79,848	$25,000
Deferred offering costs paid through prepayment	$188,440	$—
Prepaid services contributed by Sponsor in exchange for issuance of Class B Ordinary Shares	$—	$14,992
Accretion for Class A Ordinary Shares to redemption amount	$10,033,889	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 1 — Organization and Business Operations

Columbus Circle Capital Corp II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on April 3, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

As of June 30, 2026, the Company had not commenced any operations. All activity for the period from April 3, 2025 (inception) through June 30, 2026 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Columbus Circle 2 Sponsor Corporation LLC (the “Sponsor”).

The registration statement for the Company’s Initial Public Offering was declared effective on January 30, 2026. On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per unit (the “Units”), including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option (see Note 3), generating gross proceeds of $230,000,000. Each Unit consists of one Class A Ordinary Share and one-third of one redeemable warrant of the Company (each whole warrant a “Public Warrant”), with each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale of an aggregate of 665,000 units (the “Private Placement Units”) to the Sponsor, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“CCM”), and Clear Street LLC (“Clear Street”), as representatives of the underwriters (the “Representatives”), at a price of $10.00 per unit, or $6,650,000 in the aggregate. Each Private Placement Unit consists of one Class A Ordinary Share and one-third of one warrant (each, a “Private Placement Warrant”). Of the 665,000 Private Placement Units, the Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units. The Private Placement Units (and underlying securities) are identical to the Units sold in the Initial Public Offering, except as otherwise disclosed in the Registration Statement.

Transaction costs amounted to $5,014,442, consisting of $4,000,000 of cash underwriting fee and $1,014,442 of other offering costs.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account ) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Initial Public Offering on February 12, 2026, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the proceeds of the sale of the Private Placement Units, are held in a trust account (the “Trust Account”) and will be invested in U.S. government securities with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on management

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Note 1 — Organization and Business Operations (cont.)

team’s ongoing assessment of all factors related to the potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering or by such earlier liquidation date as the board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s Public Shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.00 per public share.

The Class A Ordinary Shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes, if any, and less up to $100,000 of interest to pay liquidation and dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete the initial Business Combination within the Completion Window.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares (as defined in Note 5) and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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Note 1 — Organization and Business Operations (cont.)

it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any Founder Shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Business Combination Agreement

On June 26, 2026, the Company (which will be renamed Inflection Point Acquisition Corp. VII and which will transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the Closing (as defined below)) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among the Company, IPGX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Elroy Air, Inc., a Delaware corporation (“Elroy Air”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Elroy Air, with Elroy Air continuing as the surviving corporation (the “Merger”).

The Domestication

The Company will, subject to obtaining the required shareholder approvals and at least one business day prior to the date of Closing (the “Closing Date”), change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of the Company’s shareholders; (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement (as defined below), the holders of the then issued and outstanding Class B Ordinary Shares, will elect to convert each Class B Share held by them, on a one-for-one basis, into a Class A Ordinary Share of the Company (the “Sponsor Share Conversion”); and (b) in connection with the Domestication, (i) each of the then issued and outstanding Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of the Company (after the Domestication) (the “New Elroy Air Common Stock”); (ii) each of the then issued and outstanding Warrants of the Company will convert automatically into a warrant to acquire one share of New Elroy

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Air Common Stock (each, a “New Elroy Air Warrant”), pursuant to the Warrant Agreement; and (iii) each of the then issued and outstanding Units of the Company will be cancelled and will thereafter entitle the holder thereof to one share of New Elroy Air Common Stock and one-third (1/3) of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

The Merger and Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub and Elroy Air will consummate the Merger, pursuant to which Merger Sub will be merged with and into Elroy Air, following which the separate corporate existence of Merger Sub will cease and Elroy Air will continue as the surviving corporation after the Merger as a direct, wholly owned subsidiary of the Company.

In connection with the transactions contemplated by the Business Combination Agreement, Elroy Air entered into securities purchase agreements (the “Pre-Funded SPAs”), with certain accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP (“Inflection Point Fund”). Pursuant to the Pre-Funded SPAs, the Pre-Funded PIPE Investors agreed, among other things, to purchase, and Elroy Air issued and sold, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78.4 million and warrants to purchase 6,531,863 shares of Elroy Air Common Stock at a purchase price of $12.00 per share (the “Elroy Air Pre-Funded Convertible Note Investor Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $66.6 million (the “Pre-Funded Note Investment”).

The Pre-Funded Convertible Notes have a one-year maturity from the date of issuance, and bear interest at the rate of 12% per annum payable 365 days after the date of the Pre-Funded Convertible Note, until the principal amount and all interest accrued thereon are paid or converted, as provided therein. Upon the Closing, the unpaid principal amount of each Pre-Funded Convertible Note, together with any interest accrued but unpaid thereon as of the day prior to the Closing Date, will automatically convert into a number of fully paid and nonassessable shares of New Elroy Air Series A Preferred Stock (as defined below) equal to the quotient of such aggregate amount divided by the applicable conversion price of $12.00 per share, as may be adjusted pursuant to the terms and conditions of the applicable Pre-Funded Convertible Notes. Such holders will be entitled to customary registration rights with respect to the New Elroy Air Series A Preferred Stock and any underlying shares of New Elroy Air Common Stock issuable upon conversion thereof pursuant to an amended and restated registration rights agreement between the Company, the Sponsor, the Series A Preferred Stock Investors and certain securityholders of Elroy Air (“A&R Registration Rights Agreement”).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Base Consideration”) to be paid to the holders of securities of Elroy Air (other than the holders of the Pre-Funded Convertible Notes, the Elroy Air Pre-Funded Convertible Note Investor Warrants and unvested Elroy Air options in respect of those securities) (the “Elroy Air Equity Holders”) in, or in connection with, the Merger will be the number of shares of New Elroy Air Common Stock equal to the quotient of (a) $800,000,000 (the “Purchase Price”), divided by (b) the price (the “Redemption Price”) at which each Class A Ordinary Share included in the Units issued in the Company’s IPO may be redeemed in connection with a general meeting of the Company held for the purpose of approving the Merger.

The portion of the Aggregate Base Consideration (the “Aggregate Preferred Holder Base Consideration”) to be paid to the holders of preferred stock of Elroy Air (the “Elroy Air Preferred Equity Holders”) in, or in connection with, the Merger will be the aggregate number of shares of New Elroy Air Common Stock equal to the greater of (a) (i) the applicable liquidation preference of the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 1 — Organization and Business Operations (cont.)

the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio (as defined below).

Each share of Elroy Air Common Stock that is issued and outstanding immediately prior to the Effective Time (other than each share of Elroy Air Common Stock that is owned by the Company, Merger Sub, or Elroy Air immediately prior to the Effective Time) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the Aggregate Common Holder Base Consideration divided by the adjusted fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities (other than Elroy Air options), the Pre-Funded Convertible Notes or the Elroy Air Pre-Funded Convertible Note Investor Warrants) and (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) (such conversion ratio, the “Common Stock Exchange Ratio”) and (II) the Per Share Earn-out Consideration.

The portion of the Aggregate Base Consideration (the “Aggregate Common Holder Base Consideration”) to be paid to the Elroy Air Equity Holders (other than the Elroy Air Preferred Equity Holders) (the “Elroy Air Common Equity Holders”) in, or in connection with, the Merger will be a number of shares of New Elroy Air Common Stock equal to the difference of (i) the Aggregate Base Consideration, less (ii) the Aggregate Preferred Holder Base Consideration.

The base consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) will be a number of shares of New Elroy Air’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “New Elroy Air Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing Date, divided by (ii) $12.00.

The consideration to be paid in, or in connection with, the Merger to each holder of an Elroy Air Pre-Funded Convertible Note Investor Warrant (the “Pre-Funded Convertible Note Investor Warrant Consideration”) will be one or more warrants to purchase a number of shares of New Elroy Air Common Stock (“New Elroy Air Series A Investor Warrants”) equal to the quotient of (i) the aggregate exercise price of such Elroy Air Pre-Funded Convertible Note Investor Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Earnout

In addition to the Aggregate Base Consideration, following the Business Combination, New Elroy Air will issue to the Elroy Air Equity Holders and the Pre-Funded PIPE Investors (the “Eligible Stockholders”) up to 11,000,000 additional shares of New Elroy Common Stock (the “Earnout Shares”) in three tranches, as follows:

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Common Stock is greater than or equal to $15.00 per share for 20 days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of Closing;

•        3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing at the one-year anniversary of Closing and ending on the four-year anniversary of Closing; and

•        5,000,000 shares of New Elroy Air Common Stock if the Organic Revenue (as defined in the Business Combination Agreement) for New Elroy Air during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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Note 1 — Organization and Business Operations (cont.)

If and when vested, each Eligible Stockholders will be entitled to receive, for each share of New Elroy Air Common Stock held by such Eligible Stockholder or issuable to such Eligible Stockholder upon conversion of shares of New Elroy Air Series A Preferred Stock on the Closing Date, a number of Earnout Shares equal to the quotient of (i) the Earnout Shares divided by (ii) the fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities, the Pre-Funded Convertible Notes or the Elroy Air Pre-Funded Convertible Note Investor Warrants) (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) and (iii) all shares of New Elroy Common Stock issuable upon conversion of the New Elroy Air Series A Preferred Stock issued as Convertible Note Consideration in the Merger (the “Per Share Earn-out Consideration”).

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Elroy Air and the Sponsor pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals (as defined in the Business Combination Agreement), (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of the Company (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Certain current and former officers and directors of the Company previously entered into a letter agreement with the Company in connection with the Company’s initial public offering, pursuant to which they agreed to vote any the Company ordinary shares held by them in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of the Company, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Elroy Air, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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Note 1 — Organization and Business Operations (cont.)

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate at which the Class B Ordinary Shares convert into Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain holders of equity securities of Elroy Air collectively holding such number of shares of Elroy Air Common Stock and Elroy Air Preferred Stock as is necessary to approve the Business Combination and the other matters specified below (the “Requisite Elroy Air Stockholders”), the Company and Elroy Air entered into the Voting and Support Agreement (the “Stockholder Voting and Support Agreement”), pursuant to which the Requisite Elroy Air Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Elroy Air; (d) against any change in the business, management or board of directors of Elroy Air (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement, the Charter Amendment (as defined below) or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Elroy Air under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Elroy Air (other than pursuant to the Charter Amendment); (f) to convert all outstanding shares of preferred stock of Elroy Air into Elroy Air Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Elroy Air (as amended by the Charter Amendment); (g) to approve and adopt the amendment to Elroy Air’s certificate of incorporation to, among other things, revise the conversion prices applicable to each series of preferred stock of Elroy Air (the “Charter Amendment”); (h) to approve the Business Combination as may be required to satisfy the approval requirements in Section 3.3 of Elroy Air’s certificate of incorporation; and (i) to the extent such Elroy Air Equity Holder is a Disinterested Common Stockholder, to vote all shares of Elroy Air Common Stock held by such stockholder in favor of the Charter Amendment in satisfaction of the Disinterested Common Stockholder approval requirement.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Elroy Air, the Requisite Elroy Air Stockholders have agreed not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Elroy Air and the Company, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, the Requisite Elroy Air Stockholders have agreed not to commence, join in, facilitate, assist or encourage, and have agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of,

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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Note 1 — Organization and Business Operations (cont.)

any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each of the Requisite Elroy Air Stockholders has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Closing PIPE Investment

In connection with the transactions contemplated by the Business Combination Agreement, on June 26, 2026, the Company, Elroy Air and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 9,803,922 shares of New Elroy Air Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Elroy Air Series A Investor Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100 million (the “Closing PIPE Investment”). Each share of New Elroy Air Series A Preferred Stock will have a stated value of $12.00. In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon Closing and (ii) the Company will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon Closing.

For additional information on the proposed Business Combination with Elroy Air, please see the Company’s Current Reports on Form 8-K, filed on June 26, 2026 and July 2, 2026.

Liquidity and Going Concern Considerations

As of June 30, 2026, the Company had cash of $1,087,184 and a working capital deficit of $343,967.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay such loaned amounts at that time. Up to $1,500,000 of such Working Capital Loans may be converted into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. As of June 30, 2026 and December 31, 2025, the Company had no borrowings under the Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” Management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the accompanying unaudited condensed consolidated financial statements are issued as it expects to continue to incur significant costs in pursuit of its acquisition plans. In addition, Management has determined that if the Company is unable to complete an initial Business Combination within the combination period, then the Company will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to consummate an initial Business Combination prior to the end of the combination period. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 12, 2028 (24 months from the closing of the Initial Public Offering), the end of the combination period. There can be no assurance that the Company’s plans to raise capital or to consummate an initial Business Combination will be successful.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in unaudited condensed consolidated financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2025, as filed with the SEC on March 30, 2026, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on February 19, 2026. The interim results for the three and six months ended June 30, 2026 and for the period from April 3, 2025 (inception) through June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any future periods.

Principles of Consolidation

The unaudited condensed consolidated financial statements of the Company include its wholly owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 2 — Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $1,087,184 and $0 and did not have any cash equivalents as of June 30, 2026 and December 31, 2025, respectively.

Cash and Investments Held in Trust Account

As of June 30, 2026, the assets held in the Trust Account, amounting to $233,097,832, were held in money market funds. At December 31, 2025, there were no assets held in Trust Account. The investments held in money market funds are classified as trading securities. Gains and losses resulting from the change in fair value of these securities are included in interest earned on cash and investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A Ordinary Shares and warrants, using the residual method, by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A Ordinary Shares. Offering costs allocated to the Class A Ordinary Shares subject to redemption were charged to temporary equity, and offering costs allocated to the Public Warrants and Private Placement Units were charged to shareholders’ equity (deficit), as the Public Warrants and Private Placement Warrants, after management’s evaluation, are accounted for under equity treatment.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 2 — Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed consolidated balance sheets, primarily due to its short-term nature.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2026 and December 31, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Series A SPA

The Company accounts for the forward sale security as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the Series A SPA using applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the Series SPA securities are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the forward sale securities are indexed to the Company’s own shares. This assessment, which requires the use of professional judgment, is conducted at the time of the execution of the Series A SPA and as of each subsequent quarterly period-end date while the Series A SPA securities are outstanding. The Series A SPA security that do not meet all the criteria for equity classification are required to be recorded at their initial fair value at the time of the execution of the Series A SPA and on each balance sheet date thereafter. Specifically, the Series A Preferred shares and the Series A Preferred Warrants do not meet the criteria for equity classification as such will be revalued at each reporting date thereafter. All other securities issuable under the Series A SPA do meet the criterial for equity classification. Changes in the estimated fair value of the Series SPA securities are recognized on the unaudited condensed consolidated statements of operations in the period of the change.

The Company accounts for the forward sale securities in accordance with guidance in ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, pursuant to which the Series A SPA securities described above, do not meet the criteria for equity classification and must be recorded as liabilities or assets. As of June 27, 206, the date of execution of the SPA and as of June 30, 2026, the Series A SPA fair value was deemed de minimis as such no change in fair value was recognized in the three- and six-month period ended June 30, 2026. See Note 9 for further discussion of the methodology used to determine the fair value of the forward sale securities.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 2 — Significant Accounting Policies (cont.)

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete an initial Business Combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and retained earnings (accumulated deficit). Accordingly, as of June 30, 2026, Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets. As of June 30, 2026, the Class A Ordinary Shares subject to possible redemption reflected in the condensed consolidated balance sheets are reconciled in the following table:
Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(1,993,333)
Class A Ordinary Shares subject to possible redemption, issuance cost	(4,942,724)
Plus:
Accretion of carrying value to redemption value	7,988,744
Class A Ordinary Shares subject to possible redemption, March 31, 2026	$231,052,687
Plus:
Accretion of carrying value to redemption value	2,045,145
Class A Ordinary Shares subject to possible redemption, June 30, 2026	$233,097,832

Warrant Instruments

The Company accounts for the Public Warrants and Private Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There are 7,666,667 Public Warrants and 221,667 Private Placement Warrants currently outstanding as of June 30, 2026. There were no Warrants outstanding as of December 31, 2025.

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of ordinary shares, which are referred to as Class A Ordinary Shares and Class B Ordinary Shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period. Diluted net income (loss) per share attributable to ordinary shareholders adjusts the basic net income (loss) per share attributable to ordinary shareholders and the weighted-average ordinary shares outstanding for the potentially dilutive impact of outstanding warrants.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 2 — Significant Accounting Policies (cont.)

With respect to the accretion of Class A Ordinary Shares subject to possible redemption and consistent with FASB ASC Topic 480-10-S99-3A, “Distinguishing Liabilities from Equity” (“ASC 480-10-S99”), the Company treated accretion in the same manner as a dividend paid to the shareholders in the calculation of the net income (loss) per ordinary share.

The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share:
	For the Three Months Ended June 30, 2026		For the Six Months Ended June 30, 2026		For the Period from April 3, 2025 (inception) through June 30, 2025
	Class A Redeemable	Class A and B Non-Redeemable	Class A Redeemable	Class A and B Non-Redeemable	Class A Redeemable	Class A and B Non-Redeemable
Basic net income (loss) per share:
Numerator:
Allocation of net income (loss)	$276,296	$89,511	$864,762	$354,297	$—	$(4,644)
Denominator:
Weighted-average shares outstanding	23,665,000	7,666,667	18,143,167	7,433,334	—	6,666,667
Basic income (loss) per share	$0.01	$0.01	$0.05	$0.05	$—	$(0.00)
	For the Three Months Ended June 30, 2026		For the Six Months Ended June 30, 2026		For the Period from April 3, 2025 (inception) through June 30, 2025
	Class A Redeemable	Class A and B Non-Redeemable	Class A Redeemable	Class A and B Non-Redeemable	Class A Redeemable	Class A and B Non-Redeemable
Diluted net income (loss) per share:
Numerator:
Allocation of net income (loss)	$276,296	$89,511	$856,944	$362,115	$—	$(4,644)
Denominator:
Weighted-average shares outstanding	23,665,000	7,666,667	18,143,167	7,666,667	—	6,666,667
Diluted income (loss) per share	$0.01	$0.01	$0.05	$0.05	$—	$(0.00)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 — Initial Public Offering

In the Initial Public Offering on February 12, 2026, the Company sold 23,000,000 Units (including 3,000,000 Units issued pursuant to the exercise in full of the underwriters’ over-allotment option) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A Ordinary Share, and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Each warrant becomes exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 3 — Initial Public Offering (cont.)

Warrants

As of June 30, 2026, there were 7,666,667 Public Warrants and 221,667 Private Placement Warrants outstanding. As of December 31, 2025, there were no Warrants outstanding. Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and the Company will not be obligated to issue a Class A Ordinary Share upon exercise of a warrant unless the Class A Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A Ordinary Share underlying such unit.

Under the terms of the warrant agreement, the Company has agreed that, as soon as practicable, but in no event later than 20 business days, after the closing of its Business Combination, it will use its commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for the Initial Public Offering or a new registration statement covering the registration under the Securities Act of the Class A Ordinary Shares issuable upon exercise of the Warrants and thereafter will use its commercially reasonable efforts to cause the same to become effective within 60 business days following the Company’s initial Business Combination and to maintain a current prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Warrants until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement.

If the holders exercise their Public Warrants on a cashless basis, they would pay the warrant exercise price by surrendering the warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A Ordinary Shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 3 — Initial Public Offering (cont.)

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00: The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last reported sale price (the “closing price”) of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of the initial Business Combination and ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A Ordinary Shares is increased by a share capitalization payable in Class A Ordinary Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such share capitalization, subdivision or similar event, the number of Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A Ordinary Shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor, and the Representatives purchased an aggregate of 665,000 Private Placement Units at a price of $10.00 per Private Placement Unit. Of the 665,000 Private Placement Units, the Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units. Each Unit consists of one Public Share and one-third of one warrant (each, a “Private Placement Warrant”). Each Private Placement Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments. Each warrant will become exercisable 30 days after the completion of the Initial Business Combination and will not expire except upon liquidation. If the Initial Business Combination is not completed within the Completion Window, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

The Private Placement Warrants contained in the Private Placement Units will be identical to the warrants sold in the Initial Public Offering except, the Private Placement Warrants (i) may not (including the Class A Ordinary Shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by CCM, Clear Street and their designees, will not be exercisable more than five years after the date of effectiveness of the IPO Registration Statement in accordance with Financial Industry Regulatory Authority Rule 5110(g)(8).

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 4 — Private Placement (cont.)

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s Amended And Restated Articles prior to the consummation of a Business Combination (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any Founder Shares held by them and any Public Shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions) in favor of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On April 3, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, for which the Company issued 7,666,667 Class B Ordinary Shares, known as “Founder Shares”, to the Sponsor. Up to 1,000,000 of the Founder Shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised. As a result of the underwriters’ full exercise of the over-allotment option, the Founder Shares are no longer subject to forfeiture.

On February 6, 2026, the Sponsor transferred membership interests equivalent to an aggregate of 250,000 Class B Ordinary Shares to five independent directors in exchange for their services through the Company’s initial Business Combination. The transfer of the management interest to the Company’s independent directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. On February 12, 2026, Adam Back resigned from the Board of Directors of the Company effective immediately. As a result the membership interest transferred, equivalent to 50,000 Class B Ordinary Shares, was deemed forfeited leaving 200,000 Class B Ordinary Share equivalents outstanding. The fair value of the remaining 200,000 shares granted, net of forfeitures, to the Company’s directors was $298,000 or $1.49 per share. The valuation was derived by multiplying the marketable value per Founder Share by the probability of successful closing of an initial Business Combination. As of February 12, 2026, the marketable value per Founder Share was $9.91 and the probability of closing an initial Business Combination is 15%. The Founder Shares are subject to a performance condition (i.e., providing services through Business Combination). Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the Founder Shares that ultimately vest times the assignment date fair value per share (unless subsequently modified) less the amount initially received for the assignment of the Founder Shares. As of June 30, 2026 and December 31, 2025, the Company determined that the initial Business Combination is not considered probable and therefore no compensation expense has been recognized.

The Founder Shares are designated as Class B Ordinary Shares and, except as described below, are identical to the Class A Ordinary Shares included in the units being sold in the Initial Public Offering, and holders of Founder Shares have the same shareholder rights as Public Shareholders, except that (i) the Founder Shares are subject to certain

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 5 — Related Party Transactions (cont.)

transfer restrictions, as described in more detail below; (ii) the Founder Shares are entitled to registration rights; (iii) the Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (A) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (B) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association prior to the consummation of the Business Combination (a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (b) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity, (C) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares or private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and to liquidating distributions from assets outside the Trust Account and (D) vote any Founder Shares and private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination transaction) in favor of the initial Business Combination; (iv) the Founder Shares are automatically convertible into Class A Ordinary Shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as described herein and in the Company’s amended and restated memorandum and articles of association; and (v) prior to the closing of the initial Business Combination, only holders of the Class B Ordinary Shares will be entitled to vote on the appointment and removal of directors or continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend constitutional documents or to adopt new constitutional documents, in each case, as a result of the Company’s approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing, unsecured and due at the earlier of June 30, 2026 or the closing of the Initial Public Offering. The Company had borrowed $300,000 under the promissory note, which was repaid at the closing of the Initial Public Offering on February 12, 2026. Borrowings under the promissory note are no longer available.

Advances from Related Parties

On February 12, 2026, the Sponsor funded an additional $185,445 to cover offering cost and operating expenses, in addition to the promissory notes — related parties. This amount was repaid on February 12, 2026, simultaneously with the closing of the Initial Public Offering.

Administrative Services Agreement

Commencing on February 10, 2025, the date the securities of the Company first listed on The Nasdaq Stock Market LLC, the Company agreed to pay affiliate of the Sponsor an aggregate of $10,000 per month for office space, utilities, and secretarial and administrative support. These monthly fees will cease upon the completion of the initial Business Combination or the liquidation of the Company. For the three and six months ended June 30, 2026, the Company incurred and paid $30,000 and $50,000, respectively in fees for these services. For the period from April 3, 2025 (inception) through June 30, 2025, the Company did not incur any fees for these services.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 5 — Related Party Transactions (cont.)

Engagement of CCM as Joint Financial Advisor and Co-Placement Agent

The Company engaged CCM as joint financial advisor and co-placement agent to the Company in connection with the proposed Business Combination with Elroy Air, whereby among other things, the Company committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the proposed Business Combination with Elroy Air and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. As of June 30, 2026 and December 31, 2025, no such Working Capital Loans were outstanding.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine, between the United States, Israel and Iran and others in the Middle East, and Southwest Asia or other armed hostilities. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

Registration Rights

The holders of Founder Shares, Private Placement Units (and their underlying securities) and Units that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A Ordinary Shares issuable upon conversion of the Founder Shares and any Class A Ordinary Shares held by the initial shareholders at the completion of the Initial Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement for the Initial Public Offering. These holders will be entitled to make up to three demands and have piggyback registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements. CCM and Clear Street may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Initial Public Offering. In addition, CCM and Clear Street may participate in a piggyback registration only during the seven-year period beginning on the effective date of the Initial Public Offering.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 6 — Commitments and Contingencies (cont.)

Underwriting Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,000,000 Units to cover over-allotments, if any. On February 12, 2026, the underwriters exercised their over-allotment option in full, purchasing 3,000,000 Units.

The underwriters were entitled to a cash underwriting discount of 2.00% of the gross proceeds of the Initial Public Offering, excluding the gross proceeds from the overallotment option, or for a total of $ $4,000,000 which amount was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company engaged CCM and Clear Street as advisors in connection with the Business Combination to assist in holding meetings with shareholders to discuss potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay CCM and Clear Street a cash fee for such services upon the consummation of the initial Business Combination in an amount up to $9,800,000 in the aggregate. The amount of the Marketing Fee payable to the underwriters will be based on the amount of funds remaining in the Trust Account after redemptions of public shares and will be paid to the underwriters only upon the completion of an initial Business Combination. As a result, CCM and Clear Street will not be entitled to such fee unless the Company consummates its initial Business Combination.

Engagement of CCM as Joint Financial Advisor and Co-Placement Agent

The Company engaged CCM as joint financial advisor and co-placement agent to the Company in connection with the proposed Business Combination with Elroy Air, whereby among other things, the Company committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the proposed Business Combination with Elroy Air and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the Closing PIPE Investment.

Note 7 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. As of June 30, 2026 and December 31, 2025, there were no preference shares issued and outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A Ordinary Shares at par value of $0.0001 each. As of June 30, 2026 and December 31, 2025, there were 665,000 Class A Ordinary Shares issued and outstanding, excluding 23,000,000 Class A Ordinary Shares subject to redemption, and no Class A Ordinary Shares, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B Ordinary Shares at par value of $0.0001 each. As of June 30, 2026 and December 31, 2025, the Company had issued 7,666,667 Class B Ordinary Shares to the Sponsor for $25,000, or approximately $0.003 per share.

The Founder Shares will automatically convert into Class A Ordinary Shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like. In the case that additional Class A Ordinary Shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B Ordinary Shares convert into Class A Ordinary Shares will be adjusted (unless the holders of a majority of the outstanding Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 7 — Shareholders’ Deficit (cont.)

Ordinary Shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Ordinary Shares outstanding upon the completion of the Initial Public Offering (including any Class A Ordinary Shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A Ordinary Shares included in the Private Placement Units), plus (ii) all Class A Ordinary Shares and equity-linked securities issued or deemed issued, in relation to or in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans made to the Company) minus (iii) any redemptions of Class A Ordinary Shares by public shareholders in connection with an initial Business Combination; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the amended and restated memorandum and articles of association, such actions include amending the amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following the initial Business Combination, the holders of more than 50% of the Ordinary Shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B Ordinary Shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A Ordinary Shares will not be entitled to vote on these matters during such time. These provisions of the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 8 — Segment Information (cont.)

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the unaudited condensed consolidated statements of operations as net income or loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM review Several key metrics included in net income or loss and total assets, which includes the following:

	June 30, 2026	December 31, 2025
Cash and investments held in Trust Account	$233,097,832	$—
Cash	$1,087,184	$—
	For the Three Months Ended June 30, 2026	For the Six Months Ended June 30, 2026	For the Period from April 3, 2025 (inception) through June 30, 2025
General and administrative fees	$1,679,338	$1,878,773	$4,644
Interest earned on cash and investments held in Trust Account	$2,045,145	$3,097,832	$—

The CODM reviews the position of total assets available with the Company to assess if the Company has sufficient resources available to discharge its liabilities. The CODM is provided with details of cash and liquid resources available with the Company. Additionally, the CODM regularly reviews the status of deferred costs incurred to assess if these are in line with the planned use of proceeds raised from the Initial Public Offering.

The CODM reviews general and administrative fees to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODM also reviews general and administrative fees to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative fees, as reported on the unaudited condensed consolidated statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

COLUMBUS CIRCLE CAPITAL CORP II
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2026
(UNAUDITED)

Note 9 — Fair Value Measurements (cont.)

The following table presents information about the Company’s assets that are measured at fair value as of June 30, 2026 and December 31, 2025 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	June 30, 2026	December 31, 2025
Assets:
Cash and investments held in Trust Account	1	$233,097,832	$—

The fair value of the Public Warrants is $1,993,333 or $0.26 per public warrant. The fair value of Public Warrants was determined using the binomial lattice model. The Public Warrants have been classified within shareholders’ deficit and do not require remeasurement after issuance. The following table presents the quantitative information regarding Level 3 market assumptions used in the valuation of the public warrants:

February 12, 2026
Volatility	20.0%
Risk-free rate	3.7%
Dividend yield	0.0%
Asset price	$9.91
Exercise price	$11.50
Term	5.0
Probability of Business Combination	15.0%

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date through the date that the unaudited condensed consolidated financial statements was issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors of
Columbus Circle Capital Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Columbus Circle Capital Corp. II (the “Company”) as of December 31, 2025, and the related statements of operations, changes in shareholder’s deficit and cash flows for the period from April 3, 2025 (inception) through December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from April 3, 2025 (inception) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2025.

New York, New York
March 30, 2026

PCAOB Number 100

COLUMBUS CIRCLE CAPITAL CORP. II
BALANCE SHEET
DECEMBER 31, 2025

Assets:
Current assets
Prepaid expenses	$6,013
Total current assets	6,013
Deferred offering costs	147,971
Total Assets	$153,984

Liabilities and Shareholder’s Deficit
Current liabilities
Accrued offering costs	$2,890
Promissory note – related party	172,158
Total Liabilities	175,048

Commitments and Contingencies (Note 6)

Shareholder’s Deficit
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding	—
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 7,666,667 shares issued and outstanding(1)	767
Additional paid-in capital	24,233
Accumulated deficit	(46,064)
Total Shareholder’s Deficit	(21,064)
Total Liabilities and Shareholder’s Deficit	$153,984

____________

(1)      Includes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised (Note 5). On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

The accompanying notes are an integral part of the financial statements.

COLUMBUS CIRCLE CAPITAL CORP. II
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 3, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

General and administrative costs	$46,064
Loss from operations	(46,064)

Net loss	$(46,064)

Basic and diluted weighted average shares outstanding, Class B Ordinary Shares(1)	6,666,667

Basic and diluted net loss per share, Class B Ordinary Shares	$(0.01)

____________

(1)      Excludes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised (Note 5). On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

The accompanying notes are an integral part of the financial statements.

COLUMBUS CIRCLE CAPITAL CORP. II
STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
FOR THE PERIOD FROM APRIL 3, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance – April 3, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B Ordinary Shares to Sponsor(1)	—	—	7,666,667	767	24,233	—	25,000
Net loss	—	—	—	—	—	(46,064)	(46,064)
Balance – December 31, 2025	—	$—	7,666,667	$767	$24,233	$(46,064)	$(21,064)

____________

(1)      Includes an aggregate of up to 1,000,000 Class B Ordinary Shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option was exercised (Note 5). On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option; hence, the 1,000,000 shares of Class B Ordinary Shares were no longer subject to forfeiture.

The accompanying notes are an integral part of the financial statements.

COLUMBUS CIRCLE CAPITAL CORP. II
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 3, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

Cash Flows from Operating Activities:
Net loss	$(46,064)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative costs paid through issuance of Class B Ordinary Shares	4,644
General and administrative costs paid through promissory note – related party	41,420
Net cash used in operating activities	—

Net Change in Cash	—
Cash – Beginning of period	—
Cash – End of period	$—

Noncash investing and financing activities:
Deferred offering costs paid through promissory note – related party	$130,738
Deferred offering costs paid by Sponsor in exchange for the issuance of Class B Ordinary Shares	$14,343
Prepaid services paid by Sponsor in exchange for the issuance of Class B Ordinary Shares	$6,013
Deferred offering costs included in accrued offering costs	$2,890

The accompanying notes are an integral part of the financial statements.

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 — Organization and Business Operations

Columbus Circle Capital Corp II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on April 3, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to an initial Business Combination with the Company.

As of December 31, 2025, the Company had not commenced any operations. All activity for the period from April 3, 2025 (inception) through December 31, 2025 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s Sponsor is Columbus Circle 2 Sponsor Corporation LLC (the “Sponsor”).

The registration statement for the Company’s Initial Public Offering was declared effective on January 30, 2026. On February 12, 2026, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per unit (the “Units”), including 3,000,000 Units issued pursuant to the exercise by the underwriters of their full over-allotment option (see Note 3), generation gross proceeds of $230,000,000. Each Unit consists of one Class A Ordinary Share (each, a “Public Share”) and one-third of one redeemable warrant of the Company (each whole warrant a “Public Warrant”), with each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale of an aggregate of 665,000 units (the “Private Placement Units”) to the Sponsor, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“CCM”), and Clear Street LLC (“Clear Street”), as representatives of the underwriters (the “Representatives”), at a price of $10.00 per unit, or $6,650,000 in the aggregate. Each Private Placement Unit consists of one Class A Ordinary Share and one-third of one warrant (each, a “Private Placement Warrant”). Of the 665,000 Private Placement Units, the Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units. The Private Placement Units (and underlying securities) are identical to the Units sold in the Initial Public Offering, except as otherwise disclosed in the Registration Statement.

Transaction costs amounted to $5,014,442, consisting of $4,000,000 of cash underwriting fee and $1,014,442 of other offering costs.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account ) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Initial Public Offering on February 12, 2026, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the proceeds of the sale of the Private Placement Units, are held in a trust account (the “Trust Account”) and will be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 — Organization and Business Operations (cont.)

the risk that might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on Management Team’s ongoing assessment of all factors related to the potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Public Shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering or by such earlier liquidation date as the board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Company’s Amended and Restated Articles to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Public Shareholders.

The Company will provide the Company’s Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by us, solely in its discretion. The Public Shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations. The amount in the Trust Account was $10.00 per Public Share following the closing of the Initial Public Offering.

The Ordinary Shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes, if any, and less up to $100,000 of interest to pay liquidation and dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete the initial Business Combination within the Completion Window.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 — Organization and Business Operations (cont.)

is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Articles; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any Founder Shares held by them and any Public Shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Liquidity and Capital Resources

The Company’s liquidity needs up to December 31, 2025 had been satisfied through the loan under an unsecured promissory note from the Sponsor of up to $300,000 (see Note 5). At December 31, 2025, the Company had no cash and a working capital deficit of $169,035.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay such loaned amounts at that time. Up to $1,500,000 of such Working Capital Loans may be converted into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. As of December 31, 2025, the Company had no borrowings under the Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” the Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. Management has determined that with the closing of the Initial Public Offering on February 12, 2026, the Company has sufficient funds to finance the working capital needs of the Company within one year from the date of issuance of the financial statements.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Significant Accounting Policies (cont.)

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash or any cash equivalents as of December 31, 2025.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Significant Accounting Policies (cont.)

applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A Ordinary Shares and warrants, using the residual method, by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A Ordinary Shares. Offering costs allocated to the Class A Ordinary Shares subject to redemption were charged to temporary equity, and offering costs allocated to the Public Warrants and Private Placement Units were charged to shareholder’s equity (deficit), as the Public Warrants and Private Placement Warrants, after management’s evaluation, are accounted for under equity treatment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Warrant Instruments

The Company accounts for the Public Warrants and Private Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There were no warrants outstanding as of December 31, 2025.

Net Loss per Ordinary Share

Net loss per Ordinary Share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period, excluding Ordinary Shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 1,000,000 Ordinary Shares that would have been subject to forfeiture had the over-allotment option not been exercised by the underwriters (see Note 7). At December 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in the earnings of the Company. As a result, diluted loss per Ordinary Share is the same as basic loss per Ordinary Share for the period presented.

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on July 8, 2025, date of incorporation.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”. The standard revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. The amendments differ from current U.S. GAAP because, for certain transactions, they replace the requirement that the primary beneficiary of a VIE is always the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The ASU does not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance will become effective for interim and annual reporting periods beginning on January 1, 2027, will require a prospective transition method for Business Combinations that occur after the initial adoption date, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

In the Initial Public Offering on February 12, 2026, the Company sold 23,000,000 Units (including 3,000,000 Units issued pursuant to the exercise in full of the underwriters’ over-allotment option) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A Ordinary Share, and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Each warrant becomes exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor, and the Representatives purchased an aggregate of 665,000 Private Placement Units at a price of $10.00 per Private Placement Unit. Of the 665,000 Private Placement Units, the Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units. Each Unit consists of one Public Share and one-third of one warrant (each, a “Private Placement Warrant”). Each Private Placement Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per shares, subject to adjustments. Each warrant will become exercisable 30 days after the completion of the Initial Business Combination and will not expire except upon liquidation. If

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 4 — Private Placement (cont.)

the Initial Business Combination is not completed within the Completion Window, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

The Private Placement Warrants contained in the Private Placement Units will be identical to the warrants sold in the Initial Public Offering except, the Private Placement Warrants (i) may not (including the Class A Ordinary Shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by CCM, Clear Street and their designees, will not be exercisable more than five years from the commencement of sales in our Initial Public Offering in accordance with Financial Industry Regulatory Authority Rule 5110(g)(8).

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Articles prior to the consummation of a Business Combination (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any Founder Shares held by them and any Public Shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions) in favor of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On April 3, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, for which the Company issued 7,666,667 Class B Ordinary Shares, known as Founder Shares, to the Sponsor. Up to 1,000,000 of the Founder Shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised. As a result of the underwriters’ full exercise of the over-allotment option, the Founder Shares are no longer subject to forfeiture.

On February 6, 2026, the Sponsor transferred membership interests equivalent to an aggregate of 250,000 Class B Ordinary Shares to five independent directors in exchange for their services through the Company’s initial Business Combination. The transfer of the management interest to the Company’s independent directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. On February 12, 2026, Adam Back resigned from the Board of Directors of the Company effective immediately. As a result the membership interest transferred, equivalent to 50,000 Class B Ordinary Shares, was deemed forfeited leaving 200,000 Clas B Ordinary Share equivalents outstanding. The fair value of the remaining 200,000 shares granted, net of forfeitures, to the Company’s directors was $298,000 or $1.49 per share. The valuation was derived by multiplying the marketable value per founder share by the probability of successful closing of an initial Business Combination. As of February 12, 2026, the marketable value per founder share was $9.91 and the probability of closing an initial

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 5 — Related Party Transactions (cont.)

Business Combination is 15%. The Founder Shares are subject to a performance condition (i.e., providing services through Business Combination). Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the Founder Shares that ultimately vest times the assignment date fair value per share (unless subsequently modified) less the amount initially received for the assignment of the Founder Shares. As of December 31, 2025, the Company determined that the initial Business Combination is not considered probable and therefore no compensation expense has been recognized.

The Founder Shares are designated as Class B Ordinary Shares and, except as described below, are identical to the Class A Ordinary Shares included in the units being sold in our Initial Public Offering, and holders of Founder Shares have the same shareholder rights as Public Shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below; (ii) the Founder Shares are entitled to registration rights; (iii) the Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (A) waive their redemption rights with respect to their Founder Shares, private placement shares and Public Shares in connection with the completion of the initial Business Combination, (B) waive their redemption rights with respect to their Founder Shares, private placement shares and Public Shares in connection with a shareholder vote to approve an amendment to the Amended and Restated Articles prior to the consummation of the Business Combination (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-initial Business Combination activity, (C) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares or private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within such time period and to liquidating distributions from assets outside the Trust Account and (D) vote any Founder Shares and private placement shares held by them and any Public Shares purchased during or after our Initial Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination transaction) in favor of the initial Business Combination; (iv) the Founder Shares are automatically convertible into Class A Ordinary Shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as described herein and in the Company’s Amended and Restated Articles; and (v) prior to the closing of the initial Business Combination, only holders of the Class B Ordinary Shares will be entitled to vote on the appointment and removal of directors or continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend constitutional documents or to adopt new constitutional documents, in each case, as a result of the Company’s approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing, unsecured and due at the earlier of June 30, 2026 or the closing of the Initial Public Offering. As of December 31, 2025, the Company had borrowed $172,158 under the promissory note and repaid the amount in full at closing of the Initial Public Offering.

On February 12, 2026, in connection with the Initial Public Offering and Private Placement, the note was fully settled. Borrowings under the note are no longer available.

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 5 — Related Party Transactions (cont.)

Administrative Services Agreement

Commencing on the date the securities of the Company first listed on The Nasdaq Stock Market LLC (“Nasdaq”), February 11, 2026, the Company entered into an agreement with an affiliate of the Sponsor to pay an aggregate of $10,000 per month for office space, utilities, and secretarial and administrative support. These monthly fees will cease upon the completion of the initial Business Combination or the liquidation of the Company. For the period from April 3, 2025 (inception) through December 31, 2025, the Company did not incur any fees for these services.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. As of December 31, 2025, no such Working Capital Loans were outstanding.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine, between the United States, Israel and Iran and others in the Middle East, and Southwest Asia or other armed hostilities. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

Registration Rights

The holders of Founder Shares, Private Placement Units (and their underlying securities) and Units that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A Ordinary Shares issuable upon conversion of the Founder Shares and any Class A Ordinary Shares held by the Initial Shareholders at the completion of the Initial Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement for the Initial Public Offering. These holders will be entitled to make up to three demands and have piggyback registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements. CCM and Clear Street may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Initial Public Offering. In addition, CCM and Clear Street may participate in a piggyback registration only during the seven-year period beginning on the effective date of the Initial Public Offering.

Underwriters’ Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,000,000 Units to cover over-allotments, if any. On February 12, 2026, the underwriters exercised their over-allotment option in full, purchasing 3,000,000 Units.

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 6 — Commitments and Contingencies (cont.)

The underwriters were entitled to a cash underwriting discount of 2.00% of the gross proceeds of the Initial Public Offering, excluding overallotment option, or $4,000,000 which was paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company engaged CCM and Clear Street as advisors in connection with the Business Combination to assist in holding meetings with shareholders to discuss potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay CCM and Clear Street a cash fee for such services upon the consummation of the initial Business Combination in an amount equal to $9,800,000 in the aggregate. The amount of the fee payable will be based on the amount of funds remaining in the Trust Account after redemptions of Public Shares and will be paid to the underwriters only upon the completion of an initial Business Combination. As a result, CCM and Clear Street will not be entitled to such fee unless the Company consummates its initial Business Combination.

Note 7 — Shareholder’s Deficit

Preferred Shares

The Company is authorized to issue a total of 5,000,000 preferred shares at par value of $0.0001 each. As of December 31, 2025, there were no shares of preferred shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue a total of 500,000,000 Class A Ordinary Shares at par value of $0.0001 each. As of December 31, 2025, there were no shares of Class A Ordinary Shares issued or outstanding.

Class B Ordinary Shares

The Company is authorized to issue a total of 50,000,000 Class B Ordinary Shares at par value of $0.0001 each. As of December 31, 2025, the Company had issued 7,666,667 Class B Ordinary Shares to the Sponsor for $25,000, or approximately $0.003 per share. The Founder Shares include an aggregate of up to 1,000,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. On February 12, 2026, the underwriters exercised their over-allotment option in full, purchasing 3,000,000 Units, therefore the Founder Shares are no longer subject to forfeiture.

The Founder Shares will automatically convert into Class A Ordinary Shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like. In the case that additional Class A Ordinary Shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B Ordinary Shares convert into Class A Ordinary Shares will be adjusted (unless the holders of a majority of the outstanding Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Ordinary Shares outstanding upon the completion of the Initial Public Offering (including any Class A Ordinary Shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A Ordinary Shares included in the Private Placement Units), plus (ii) all Class A Ordinary Shares and equity-linked securities issued or deemed issued, in relation to or in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 7 — Shareholder’s Deficit (cont.)

made to the Company) minus (iii) any redemptions of Class A Ordinary Shares by Public Shareholders in connection with an initial Business Combination; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Amended and Restated Articles or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the Amended and Restated Articles, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the Amended and Restated Articles, such actions include amending the Amended and Restated Articles and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following the initial Business Combination, the holders of more than 50% of the Ordinary Shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B Ordinary Shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A Ordinary Shares will not be entitled to vote on these matters during such time. These provisions of the Amended and Restated Articles may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

Warrants — As of December 31, 2025, there were no warrants outstanding. Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and the Company will not be obligated to issue a Class A Ordinary Share upon exercise of a warrant unless the Class A Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A Ordinary Share underlying such unit.

Under the terms of the warrant agreement, the Company has agreed that, as soon as practicable, but in no event later than 20 business days, after the closing of its Business Combination, it will use its commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for the Initial Public Offering or a new registration statement covering the registration under the Securities Act of the Class A Ordinary Shares issuable upon exercise of the warrants and thereafter will use its commercially reasonable efforts to cause the same to become effective within 60 business days following the Company’s initial Business Combination and to maintain a current prospectus relating to the Class A Ordinary Shares issuable upon exercise of the warrants until the expiration of the

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 7 — Shareholder’s Deficit (cont.)

warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement.

If the holders exercise their public warrants on a cashless basis, they would pay the warrant exercise price by surrendering the warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A Ordinary Shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00:    The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the last reported sale price (the “closing price”) of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of the initial Business Combination and ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A Ordinary Shares is increased by a share capitalization payable in Class A Ordinary Shares, or by a subdivision of Ordinary Shares or other similar event, then, on the effective date of such share capitalization, subdivision or similar event, the number of Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Class A Ordinary Shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, and (ii) fair market value means the volume weighted average price of Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s CODM, or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

December 31, 2025
Prepaid expense	$6,013
Deferred offering costs	$147,971
For the Period from April 3, 2025 (Inception) Through December 31, 2025
General and administrative costs	$46,064

The CODM reviews general and administrative costs to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis. All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

The CODM reviews the position of total assets available with the Company to assess if the Company has sufficient resources available to discharge its liabilities. The CODM is provided with details of cash and liquid resources available with the Company. Additionally, the CODM regularly reviews the status of deferred costs incurred to assess if these are in line with the planned use of proceeds to be raised from the public offering.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, except for the matters below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 12, 2026, the Sponsor funded an additional $185,446 to cover offering cost and operating expenses, in addition to the promissory note — related party. This amount was repaid on February 12, 2026, simultaneously with the closing of the Initial Public Offering.

COLUMBUS CIRCLE CAPITAL CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 9 — Subsequent Events (cont.)

On February 12, 2026, the Company consummated its Initial Public Offering of 23,000,000 Units, including 3,000,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Each Unit consists of one Class A Ordinary Share, and Public Warrant, with each whole Public Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000.

Simultaneously with the Initial Public Offering, the Company consummated the private sale of an aggregate of 665,000 Private Placement Units to the Sponsor and the Representatives, at a price of $10.00 per Private Placement Unit or $6,650,000 in the aggregate. Each Private Placement Unit consists of one Private Placement Share and one-third of one Private Placement Warrant. Of the 665,000 Private Placement Units, the Sponsor purchased 265,000 Private Placement Units and the Representatives purchased 400,000 Private Placement Units.

On February 12, 2026, the Board of Directors appointed Marc Spiegel to serve as a member of the Audit Committee and the Compensation Committee, effective immediately. On February 12, 2026, Adam Back resigned from the Board of Directors effective immediately.

ELROY AIR, INC.
Condensed Balance Sheets (Unaudited)
(in thousands of U.S. dollars, except share and per share data)

	As of June 30, 2026	As of December 31, 2025
Assets
Current assets:
Cash	$65,094	$2,248
Restricted cash	30	30
Accounts receivable, net	106	44
Capitalized transaction costs	2,096	—
Other current assets	1,052	665
Total current assets	68,378	2,987

Non-current assets:
Property and equipment, net	691	824
Operating lease right-of-use assets	276	395
Other non-current assets	13	13
Total non-current assets	980	1,232
Total assets	$69,358	$4,219

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	7,234	1,079
Deferred revenue	—	1,882
Short-term debt	2,308	—
Current portion of long-term debt	96	96
Current portion of operating lease liabilities	304	302
Pre-funded convertible notes	46,263	—
Other current liabilities	2,105	642
Total current liabilities	58,310	4,001

Non-current liabilities:
Long-term debt	200	248
Operating lease liabilities	24	161
Warrant liabilities	31,533	10,708
Total non-current liabilities	31,757	11,117
Total liabilities	90,067	15,118

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock, $0.0001 par value; 357,495,634 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 191,920,872 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively; $110,052 liquidation preference as of June 30, 2026 and December 31, 2025, respectively	254,437	254,437
Stockholders’ deficit:
Common stock, $0.0001 par value, 269,130,000 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 6,620,514 and 5,836,828 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	4	4
Additional paid-in capital	7,410	5,516
Accumulated deficit	(282,560)	(270,856)
Total stockholders’ deficit	(275,146)	(265,336)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$69,358	$4,219

See accompanying notes to financial statements.

ELROY AIR, INC.
Condensed Statements of Operations (Unaudited)
(in thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30,
	2026	2025
Revenue	$4,542	$1,511
Cost of revenue	964	1,255
Gross profit	3,578	256

Operating expenses:
Research and development	6,503	2,592
General and administrative	7,152	3,404
Sales and marketing	615	165
Total operating expenses	14,270	6,161

Loss from operations	(10,692)	(5,905)

Other (expense) income:
Interest income	11	54
Interest expense	—	(38)
Other expense, net	(518)	(299)
Change in fair value of warrant liabilities	(513)	(813)
Change in fair value of forward contract liability	—	1,908
Change in fair value of derivative asset	148	—
Change in fair value of short-term debt	(140)	—
Total other (expense) income, net	(1,012)	812

Loss before income tax expense	(11,704)	(5,093)

Income tax expense	—	—

Net loss	(11,704)	(5,093)

Net loss per share:
Basic and diluted	$(1.96)	$(0.89)
Weighted-average shares outstanding:
Basic and diluted	5,972,087	5,697,483

See accompanying notes to financial statements.

ELROY AIR, INC.
Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (Unaudited)
(in thousands of U.S. dollars, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Elroy Air, Inc.
Balance at January 1, 2025	60,736,422	$99,300	5,689,214	$4	$719	$(115,828)	$(115,105)
Issuance of common stock related to option exercise	—	—	9,202	—	13	—	13
Issuance of Series A Prime preferred stock	14,740,232	—	—	—	—	—	—
Conversion of customer deposit to Series A Prime preferred stock	1,291,023	300	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,280	—	2,280
Net loss	—	—	—	—	—	(5,093)	(5,093)
Balance at June 30, 2025	76,767,677	$99,600	5,698,416	$4	$3,012	$(120,921)	$(117,905)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Elroy Air, Inc.
Balance at January 1, 2026	191,920,872	$254,437	5,836,828	$4	$5,516	$(270,856)	$(265,336)
Issuance of common stock related to option exercise	—	—	783,686	—	29	—	29
Stock-based compensation	—	—	—	—	1,865	—	1,865
Net loss	—	—	—	—	—	(11,704)	(11,704)
Balance at June 30, 2026	191,920,872	$254,437	6,620,514	$4	$7,410	$(282,560)	$(275,146)

See accompanying notes to financial statements

ELROY AIR, INC.
Condensed Statements of Cash Flows (Unaudited)
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2026	2025
Operating activities:
Net loss	$(11,704)	$(5,093)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	144	175
Amortization of debt issuance costs	—	4
Stock-based compensation	1,865	2,280
Loss on sales of property and equipment	—	265
Change in fair value of warrant liabilities	513	813
Change in fair value of Series Seed Prime forward contract liability	—	(1,908)
Change in fair value of derivative asset	(148)	—
Change in fair value of short-term debt	140	—
Loss on issuance of short-term debt	484	—
Loss on short-term debt extinguishment	131	—
Change in operating assets and liabilities:
Accounts receivable, net	(62)	(4)
Other current assets	(190)	511
Accounts payable	5,512	(546)
Operating lease assets, net	(16)	60
Deferred revenue	(1,882)	(108)
Other current liabilities	86	22
Net cash used in operating activities	$(5,127)	$(3,529)

Investing activities:
Purchase of property and equipment	(11)	(10)
Proceeds from sales of property and equipment	—	100
Net cash (used in) provided by investing activities	$(11)	$90

Financing activities:
Proceeds from issuance of short-term debt	4,050	—
Repayments of short-term debt	(2,397)	—
Repayments of long-term debt	(48)	(1,000)
Proceeds from issuance of common stock related to option exercise	29	13
Proceeds from issuance of Series A Prime and Series Seed Prime Preferred Stock	—	3,425
Proceeds from issuance of Pre-Funded Convertible Notes and Warrants	66,425	—
Payment of business combination transaction costs	(75)	—
Net cash provided by financing activities	$67,984	$2,438

Net change in cash and restricted cash	62,846	(1,001)
Cash and restricted cash at the beginning of the period	2,278	5,311
Cash and restricted cash at end of period	$65,124	$4,310

Reconciliation of cash and restricted cash to balance sheets
Cash	65,094	4,280
Restricted cash	30	30
Total cash and restricted cash	$65,124	$4,310

Supplemental schedule of cash flow information
Cash paid for interest, including lease liabilities	31	34
Cash received for interest	11	54
Net cash paid for state income taxes	2	2

Non-cash investing and financing activities
Customer deposit converted into preferred stock	—	300
Accrued business combination transaction costs	2,021	—
Accrued forward contract liability issuance costs	—	252
Short-term debt settlement applied to Pre-Funded Convertible Notes and Warrants issuance	100	—
Receivable from issuance of Pre-Funded Convertible Notes and Warrants	50	—

See accompanying notes to financial statements.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

1.      DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

Elroy Air, Inc. (the “Company”) is a Delaware corporation founded in November 2016 and is headquartered in Byron, California. The Company leverages autonomous flight to materially improve logistics speed, safety, and operational efficiency. The Company specializes in hybrid-electric architecture which offers long-range operations and fast turnaround without charging infrastructure to meet both defense and commercial needs. The Company is in the development phase for its aircraft and autonomous software.

Since inception, the Company has devoted substantially all its time and efforts to performing research and development activities, designing manufacturing processes, and raising capital to support these operations. The Company is subject to risks and uncertainties common to early-stage companies in the aerospace industry including, but not limited to, difficulty in obtaining relevant regulatory approvals for the commercialization of its aircraft in the United States or in foreign markets, dependence on strategic relationships, protection of intellectual property, and technological challenges which could delay product development. The Company’s business plan requires a significant amount of capital, and its future capital needs may require the Company to issue additional equity or debt securities that may dilute its shareholders or introduce covenants that may restrict its operations.

On June 26, 2026, the Company entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA”) with Columbus Circle Capital Corp. II, a Cayman Islands exempted company and Nasdaq-listed special purpose acquisition company (a “SPAC” and the “Purchaser”), and IPGX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Inflection Point (“Merger Sub”). On August 26, 2026, the Purchaser changed its name to Inflection Point Acquisition Corp. VII (“Inflection Point”). Under the terms of the BCA, the Purchaser will domesticate as a Delaware corporation (the “Domestication”), and Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Purchaser (the “Merger”). In connection with the Merger, the combined company will change its name (such company after the closing of the Business Combination, “New Elroy Air”).

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited condensed balance sheet as of December 31, 2025 included herein was derived from the audited financial statements as of that date, but does not include all disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. In management’s opinion, the unaudited condensed financial statements reflect all normal recurring adjustments necessary to present fairly the balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full fiscal year or any future period.

These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes for the year ended December 31, 2025, which were issued August 7, 2026.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity

The unaudited condensed financial statements have been prepared in accordance with U.S. GAAP assuming that the Company will continue as a going concern over the next twelve months from the date of issuance of these financial statements. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, the Company’s obligations under its borrowing arrangements (refer to Note 7. Debt) and Pre-PIPE transactions (refer to Note 11. Convertible Notes and Note 12. Warrants).

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Since its inception, the Company has primarily operated in the pre-commercialization stage and funded historical losses through debt and equity financings. The Company expects to incur additional net losses while it continues to advance its commercialization efforts and pursue profit-generating revenue contracts with customers, namely, the United States (“U.S.”) government.

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into securities purchase agreements (the “Signing Pre-Funded SPAs”) with certain accredited investors named therein (collectively, the “Signing Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP (“Inflection Point Fund”). Pursuant to the Signing Pre-Funded SPAs, the Signing Pre-Funded PIPE Investors agreed, among other things, to purchase, and the Company issued and sold in an initial closing, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of $78,324 and warrants to purchase 6,526,961 shares of Elroy Air Common Stock at an exercise price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of $66,575 (the “Signing Pre-Funded Note Investment”). The Pre-Funded Convertible Notes bear simple interest at 12.0% per annum and mature on June 26, 2027. Upon the closing of the Business Combination, the outstanding principal and accrued interest automatically convert into equity of the combined company.

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company, Inflection Point, and the accredited investor named therein (the “Closing PIPE Investor” and/or “Series A Preferred Stock Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at closing of the Business Combination, 9,803,922 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100,000 (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00. In consideration for the Closing PIPE Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Closing PIPE Investor upon closing of the Business Combination and (ii) Inflection Point will cause the applicable holders to transfer to the Closing PIPE Investor 501,649 shares of New Elroy Air Common Stock issued or issuable to the Columbus Circle 2 Sponsor Corporation LLC, a Delaware limited liability company (the “Sponsor”), in respect of the Inflection Point Class B Shares (the “Founder Shares”), an aggregate of 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and Cohen & Company Capital Markets (“CCM”), a division of Cohen & Company Securities, LLC, (“CCS”) in respect of the Inflection Point Units (the “Private Placement Units”) and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units upon closing of the Business Combination. Solely with respect to such 501,649 shares of New Elroy Air Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 448,351 shares of New Elroy Air Common Stock issued or issuable to the Sponsor and CCM in respect of the Private Placement Units and an aggregate of 149,450 New Elroy Air Warrants issued or issuable to the Sponsor and CCM in respect of the Private Placement Units, the Closing PIPE Investor will sign the lock-up agreement (the “Sponsor Lock-Up Agreement”) to be entered into by and among the Sponsor, CCM and Clear Street LLC (“Clear Street” and together with CCM, the “Representatives”), the Closing PIPE Investor and New Elroy Air at the closing of the Business Combination.

During the six months ended June 30, 2026 and 2025, the Company incurred net losses in the amounts of $11,704 and $5,093, respectively, and generated negative cash flows from operations in the amounts of $5,127 and $3,529, respectively. Additionally, as of June 30, 2026, the Company has an accumulated deficit in the amount of $282,560 and cash of $65,094. Based on the Company’s liquidity position as of June 30, 2026, the Company’s current forecast of operating results and cash flows, combined with the effect of the financing transactions discussed above and in Note 11. Convertible Notes and Note 12. Warrants, management expects that the Company’s existing cash resources will be sufficient to fund its planned operations for at least twelve months following the date these unaudited condensed financial statements are issued. However, the Pre-Funded Convertible Notes mature within that period and, if the Business Combination is not consummated prior to the maturity date, the holders may require repayment of principal

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and accrued interest in cash. Accordingly, management determined that there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the date these unaudited condensed financial statements are issued.

The ability of the Company to satisfy its obligations and recover its costs will be primarily dependent upon the future financial and operating performance of the Company and the Company is evaluating strategies to finance its future obligations. These strategies include, but are not limited to, effecting a reverse recapitalization with a special purpose acquisition company, upon the closing of which the Pre-Funded Convertible Notes convert into equity and cease to represent a cash repayment obligation, obtaining additional financing via the additional PIPE financing transactions discussed in Note 11. Convertible Notes, Note 12. Warrants, and Note 19. Subsequent Events, and obtaining profit-producing revenue contracts with customers including the U.S. government. The Company may not be able to access additional debt or equity financings under acceptable terms, may not be successful in effectuating a reverse recapitalization with a special purpose acquisition company, and may not be able to grow its revenue base.

The unaudited condensed financial statements do not include any adjustments to recorded amounts or the classification of assets and liabilities related to these uncertainties. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of assets and liabilities, and the reported amounts of income and expenses, may be required and material.

Use of Estimates

The preparation of the unaudited condensed financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting periods.

On an ongoing basis, the Company evaluates the estimates used to prepare its unaudited condensed financial statements. Significant estimates and assumptions reflected within these unaudited condensed financial statements include, but are not limited to, revenue recognition, the estimation of anticipated costs to complete a contract, the Company’s allocation between cost of revenue and research and development expenses, valuation of liability classified equity instruments, the Company’s incremental borrowing rate, valuation and recognition of stock-based compensation awards, income taxes, impairment and useful lives of our long-lived assets, and when technological feasibility is achieved for our products.

Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company’s financial position and results of operations.

Significant Accounting Policies

Cash

The Company’s cash consists of cash maintained within standard checking, savings, and demand deposit accounts.

Restricted Cash

The Company’s restricted cash consists of cash maintained to support the Company’s credit cards program.

Accounts Receivables and Allowance for Credit Losses

Accounts receivables are recorded at the original invoiced amount less an allowance for credit losses. The Company estimates allowance for credit losses on accounts receivable based on the creditworthiness of each customer, historical collection experience, current conditions, future expectations, and aging of the receivables. The Company writes off accounts receivable against the allowance for credit losses when a balance is unlikely to be collected.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of June 30, 2026 and December 31, 2025, the allowance for credit losses is immaterial to the financial statements.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with accredited financial institutions in amounts which at times exceed federally insured limits. The Company monitors the credit standing of such financial institutions in order to limit credit risk. The Company has not experienced any losses on its cash and believes it is not exposed to any significant losses due to credit risk on cash.

Major customers are defined as those individually comprising more than 10% of the Company’s total revenue. The Company’s revenue related to its major customers was as follows:

	Six Months Ended June 30,
	2026	2025
Customer 1	17.8%	100.0%
Customer 2	82.2%	—

The Company’s customers that accounted for 10% or more of the total accounts receivable, were as follows:

	As of June 30, 2026	As of December 31, 2025
Customer 1	100.0%	100.0%

Other Current Assets

Other current assets include prepaid expenses, deposits paid to vendors, a prepayment option derivative asset, and other miscellaneous receivables.

Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method of over the estimated useful life of each asset. The estimated useful lives are as follows:

Estimated Useful Lives
Vehicles	3 – 7 years
Machinery and equipment	3 – 7 years
Leasehold improvements	The shorter of the useful life or the lease term

Expenditures for additions and improvements are capitalized at cost, while expenditures for repairs and maintenance are expensed as incurred. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other expense, net in the statements of operations.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-Lived Assets

All long-lived assets are reviewed by the Company for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of June 30, 2026 and December 31, 2025, the Company determined that there have been no significant events or changes in circumstances that would cause the impairment of any of the Company’s long-lived assets.

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement qualifies as a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is established if the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

When the Company determines a lease exists, the lease is classified as either operating or finance leases at the commencement date. The Company records an operating lease right-of-use (“ROU”) asset and corresponding operating lease liability in the balance sheet. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company, and any prepaid lease payments less any incentives received.

At the date of commencement, lease liabilities are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. When available, the rate implicit in the lease is used to discount lease payments to present value; however, most leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate (“IBR”), which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included as a component of cost of revenue, research and development or general and administrative expenses in the unaudited condensed statements of operations based on the nature of the lease.

The Company has elected the practical expedient to not separate lease components from non-lease components when allocating lease contract considerations for all classes of underlying assets. The Company has also elected to account for variable lease payments in the period in which the obligation for the payments is incurred.

Term Debt

Term debt represents obligations of the Company to pay a specified amount of money at a future date. These obligations may arise from borrowings from financial institutions, private lenders, or other entities and are classified as either current or non-current liabilities based on their maturity dates.

The Company has elected to apply the fair value method of accounting for certain of its term debt instruments. The Company initially records term debt accounted for under the fair value option at fair value and subsequently remeasures such instruments to fair value on each balance sheet date thereafter. The change in fair value of term debt accounted for at fair value, together with interest accrued thereon, is recorded in change in fair value of short-term debt in the unaudited condensed statements of operations.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For term debt instruments not accounted under the fair value method of accounting, the Company recognizes such term debt obligations on an amortized cost basis at their principal amount, net of unamortized debt issuance costs, discounts, and premiums. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the unaudited condensed statements of operations. Interest payments are made in accordance with the terms of the debt instrument.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt instruments not accounted for under the fair value method of accounting are recorded as a direct deduction against the associated debt liability, consistent with debt discounts. These costs are included in long-term debt in the Company’s unaudited condensed balance sheet and are amortized over the term of the associated debt as a component of interest expense using the effective interest rate method. Costs incurred in connection with the issuance of debt instruments accounted for under the fair value method of accounting are expensed as incurred.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified in temporary equity as all classes may be subject to redemption upon the occurrence of an event that is not solely within the control of the Company. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives, and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the unaudited condensed statements of operations.

Convertible Notes

The Company has elected to apply the fair value method of accounting for certain of its convertible notes. The Company records convertible notes accounted for under the fair value option at fair value upon the date of issuance and subsequently remeasures such instruments to fair value on each balance sheet date thereafter. The change in fair value of convertible notes accounted for at fair value, together with interest accrued thereon, is recorded in change in fair value of pre-funded convertible notes in the unaudited condensed statements of operations.

For convertible notes not accounted for under the fair value method of accounting, the Company first assesses the balance sheet classification of its convertible notes to determine whether the instrument should be classified as a liability. If the convertible note is not classified as a liability, the Company accounts for the convertible note in accordance with the applicable authoritative guidance. Upon issuance, the Company evaluates whether the embedded conversion feature, as well as other identified embedded derivatives, should be bifurcated and accounted for as a derivative at fair value, and if not, whether any substantial premium must be recognized in additional paid-in capital. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the unaudited condensed statements of operations.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and the applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments (if they were issued with another instrument), whether the warrants

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

meet the definition of a liability, and if not, whether the warrants meet the requirements for equity classification. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and remeasured at fair value on each balance sheet date thereafter as a component of warrant liabilities on the Company’s unaudited condensed balance sheets. Changes in the estimated fair value of the warrants are non-cash gain or loss recognized in change in fair value of warrant liabilities in the unaudited condensed statements of operations.

Fair Value Measurements

The Company’s financial instruments consist of cash, trade receivables, trade payables, short-term debt, long-term debt, forward contract liability, common stock warrants, preferred stock warrants, and convertible notes. The carrying amount of cash, trade receivables, and trade payables approximates fair value because of the short-term nature of the instruments. The carrying amount of the Company’s short-term debt and long-term debt approximates its fair value as the effective interest rate approximates market rates currently available to the Company. The Company’s equity classified common stock warrants are initially recorded in equity at the value allocated to them and are not subject to remeasurement in subsequent periods. The Company’s liability classified forward contract, common stock warrants, preferred stock warrants, and convertible notes are initially recorded at fair value and are subject to remeasurement at each balance sheet date, with changes in fair value recognized in the unaudited condensed statements of operations.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Revenue Recognition

To date, revenue activities have consisted of providing governmental agencies with research and development services to support their assessment of autonomous aircraft technologies and related applications.

The Company enters into and performs under two types of contracts, fixed-price and time-and-materials contracts. Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent the Company’s actual costs vary from the estimates upon which the price was negotiated, the Company will

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

generate more or less profit or could incur a loss. Under time-and-materials contracts, the Company agrees to perform the specified work for a pre-determined rate per hour, as well as the reimbursement of other direct billable costs which are presented on a gross basis.

For each new contract entered into, the Company first determines if the counterparty meets the definition of a customer in the context of the arrangement. If the Company concludes that the arrangement’s counterparty is not a customer, the Company accounts for the arrangement based on the applicable accounting standards. The Company derives its revenues primarily through its engineering and autonomy development programs with U.S. governmental agencies, including the U.S. Air Force and the U.S. Army. These contracts are structured to support research and development efforts, prototype demonstrations, system integration activities, and the design, demonstration, and integration of autonomous flight technologies. The Company also engages in commercial activities with foreign governmental agencies and private sector customers.

Revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. The Company applies the following five steps: (1) identification of the contract with the customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to performance obligations in the contract, and (5) recognition of revenue when (or as) the Company satisfies the performance obligations.

A performance obligation is the unit of account and represents a promise in a contract to transfer a distinct good or service, or a series of distinct goods or services. At contract inception, the Company assesses whether the goods or services promised within each contract are separate performance obligations. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. The Company’s product and service revenue includes single or multiple performance obligations as the underlying contracts specify discrete activities or deliverables in which the customer can benefit from use of each either on its own or with other readily available resources.

The transaction price is the amount of consideration that the Company would expect to be entitled to under a contract upon fulfillment of the performance obligations. The starting point for estimating the transaction price is the selling price stipulated in the contract, however, the Company also includes an estimate of variable consideration to the extent that it is probable that it will not result in a significant future reversal of revenue. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative basis according to their standalone selling prices. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the Company does not have a history of selling a performance obligation, management applies judgment to estimate the standalone selling price, taking into consideration available information, including market conditions, factors considered to set list prices, pricing of similar products, and internal pricing objectives.

The Company recognizes revenue over time for a performance obligation when there is a continuous transfer of control to the customer, the Company’s performance on the contract creates or enhances an asset that the customer controls as the asset is created or enhanced, or the Company’s performance does not create an asset with an alternative use to the Company and there is an enforceable right to payment for performance completed to date. All other performance obligations are recognized at a point in time.

For fixed-price performance obligations recognized over time, the Company measures progress using the cost-to-cost input method as the Company believes this represents the most appropriate measure towards satisfaction of its performance obligation. Under the cost-to-cost input method, the Company records revenue based upon the proportion of total costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes revenue on its engineering and development contracts with the U.S. government primarily over time as control of the services is continuously transferred throughout the performance period. This continuous transfer is supported by standard U.S. government contract clauses, including the right to terminate for convenience and the obligation to reimburse the contractor for costs incurred plus reasonable compensation. These provisions, along with the customer’s ability to benefit from the work-in-progress through interim deliverables and technical reports, support over time revenue recognition.

For time-and-materials contracts, the Company has a right to consideration from the customer in an amount that corresponds directly with the value of the Company’s performance and recognizes revenue in the amount to which the Company has a right to invoice (the “right to invoice” practical expedient). Under this practical expedient, if an entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date, the entity may recognize revenue in the amount to which the entity has a right to invoice.

Contract Assets and Liabilities

The timing of revenue recognition, customer billings, and cash collections for each contract results in a net contract asset or deferred revenue liability at the end of each reporting period.

Contract assets consist of unbilled receivables, which is the amount of revenue recognized that exceeds the amount billed to the customer. Contract liabilities consist of deferred revenue, which represents cash advances received prior to performance for programs and billings in excess of revenue recognized.

Contract Estimates

The Company’s contracts are complex and require the Company to estimate total costs to perform over the term of the contracts, as well as the measurement of progress towards completion for each performance obligation. Developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding timing, labor hours, allocation of shared costs, the complexity of the work to be performed, the availability and cost of materials, and the performance of subcontractors.

As a significant change in one or more of these estimates could affect the profitability of the Company’s contracts, the Company regularly reviews and updates its contract-related estimates. The Company recognizes changes in estimated contract revenue or costs and the resulting changes in contract profit on a cumulative basis.

Costs of Revenue

Cost of revenue primarily includes the direct cost of labor (salaries, stock-based compensation, and benefits) for personnel involved in performing operations, direct cost of materials, professional services, subcontractor expenses, field-service representatives, hardware costs, travel costs, allocated overhead costs, depreciation and other direct costs. Costs are expensed as incurred except for costs incurred to fulfill a contract, which are capitalized and amortized over the expected period of performance. Cost of revenue also includes provisions for loss contracts.

Research and Development Costs

Research and development expenses consist primarily of personnel-related costs for the Company’s development team, including salaries, benefits, bonuses, stock-based compensation, and allocated overhead costs. Research and development expenses also include contractor or professional service fees, suppliers and materials for new product development, rent and other corporate costs attributable to research and development activities. Research and development costs are expensed as incurred.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and Administrative Costs

General and administrative expenses consist primarily of personnel-related costs associated with the Company’s supply chain, legal, finance, human resources and administrative personnel, including salaries, benefits, bonuses, stock-based compensation and allocated overhead costs. General and administrative expenses also include external legal, accounting, professional services fees, software services dedicated for use by the Company’s general and administrative functions, travel, insurance, and other corporate and administrative expenses.

Sales and Marketing Costs

Sales and marketing expenses consist primarily of personnel-related costs for the Company’s business development, sales and marketing staff, including salaries, benefits, bonuses, commissions, stock-based compensation, and allocated overhead costs. Sales and marketing expenses also include travel expenses and other expenses associated with the Company’s marketing and business development programs.

Advertising Costs

The Company expenses advertising costs as incurred. During the six months ended June 30, 2026 and 2025, advertising expense is immaterial to the unaudited condensed financial statements.

Stock Based Compensation

The Company recognizes stock-based compensation expense on awards granted under the Elroy Air, Inc. 2016 Equity Incentive Plan (the “2016 Plan”). These awards include incentive stock options (“ISOs”) granted to employees as well as nonqualified stock options (“NSOs”) or restricted stock awards (“RSAs”) granted to directors, advisors, consultants, employees, and officers of the Company.

Stock-based compensation expense is recorded for awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards, or combinations of time-based and performance-based awards. The Company expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that the Company determines that the achievement of the performance thresholds is probable. The Company accounts for forfeitures as they occur and does not estimate forfeitures at the time of the grant. Ultimately, the actual expense recognized over the vesting period will be for only those options and restricted stock awards that vest.

Determination of Fair Value of Common Stock

Since there has been no public market for the Company’s common stock, the fair value of our common stock at the time of each grant of a stock-based award has been determined by the Board of Directors with input from management and valuations prepared by an independent third-party valuation specialist. The third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company estimated the fair value of its common stock using valuation methodologies that include an option-pricing method (“OPM”) and a hybrid method, both of which used calibrations to transaction-implied values from fundraising rounds and were further corroborated with income and market approaches to estimate our equity value. Key inputs to the OPM method include the expected life of the award, expected volatility, expected dividend yield, risk-free interest rate, and a discount for lack of marketability.

The hybrid method is a probability-weighted expected return method (“PWERM”). The PWERM applies a scenario-based valuation framework that incorporates the weighted probability of multiple liquidity scenarios based on the probability of the scenario’s occurrence, while also utilizing the OPM method to estimate the allocation of

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

equity value in one or more of the scenarios. Key inputs to the PWERM method include expected time to exit, risk free rate, expected volatility, expected dividend yield, a discount for lack of marketability, and liquidity event scenario probability.

In addition, the Company considers various objective and subjective factors when determining if there were material changes to the fair value of the common stock between the valuation date and grant date including actual operating performance and financial results, current business conditions and projections, the market performance of comparable publicly traded companies, and the U.S. and global capital market conditions.

Capitalized transaction costs

Capitalized transaction costs primarily consist of legal, accounting, financial advisory, and other professional fees incurred that are direct and incremental to the Company’s planned Business Combination. Upon completion of the planned Business Combination, capitalized transactions costs will be netted against proceeds from the Business Combination and recorded as an offset to stockholders’ deficit. During the six months ended June 30, 2026, the Company capitalized $2,096 of transaction costs in capitalized transaction costs on the unaudited condensed balance sheet. In the event the planned Business Combination is terminated, the capitalized transaction costs will be expensed.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting. The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on an annual basis. The Company records a valuation allowance when, based on the weight of available evidence, it expects future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company’s statements of operations. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions, if any, in its provision for income taxes. No such interest or penalties were recognized during the periods presented and the Company had no accruals for interest and penalties as of June 30, 2026 and December 31, 2025. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when instruments are issued that meet the definition of participating securities. The two-class method determines net loss per common share and participating securities according to dividends declared or accumulated and participation rights in undistributed

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all loss for the period had been distributed. In a net loss period, losses are only allocated if such participating securities have contractual obligations to fund such losses.

The Company’s preferred stock are participating securities. The holders of preferred stock are entitled to dividends in preference to common stockholders on an as-converted basis, if declared by the Company. Such dividends are not cumulative. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM, who is the Chief Executive Officer, reviews financial information on a company-wide basis to make operating decisions, assess performance, and make resource allocation decisions, leading to decisions related to resource allocations in relation to profit and loss. Accordingly, the Company has determined that it has one operating segment.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for annual periods beginning after December 15, 2024 for public business entities and after December 15, 2025 for all other entities, with early adoption permitted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied it retrospectively to periods presented. The adoption of ASU 2023-09 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In March 2024, the FASB issued Accounting Standards Update 2024-02 (“ASU 2024-02”), Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes various references to concepts statements from the FASB Accounting Standards Codification as they were deemed to be extraneous and not required to understand or apply the guidance. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025, with early application permitted. The Company adopted ASU 2024-02 on January 1, 2026. The adoption did not have a material impact on the Company’s unaudited condensed financial statements.

In July 2025, the FASB issued Accounting Standards Update 2025-05 (“ASU 2025-05”), Financial Instruments — Credit Losses, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for the development of reasonable and supportable forecasts when estimating expected credit losses on current accounts receivables and current contract assets arising from revenue transactions accounted for under Topic ASC 606, Revenue from Contracts with Customers. Under this practical expedient, entities may elect to assume that current conditions as of the balance sheet date do not change for the remaining life

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of the asset. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company adopted ASU 2025-05 on January 1, 2026 and elected the practical expedient. The adoption did not have a material impact on the Company’s unaudited condensed financial statements.

Recently Issued Accounting Pronouncements

In October 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-06 (“ASU 2023-06”), Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC topics, allow investors to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation or Regulation becomes effective, with early adoption prohibited. The amendments in this ASU should be applied prospectively. The Company does not expect ASU 2023-06 will have a material impact on its financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03 (“ASU 2024-03”), Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-03 (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amends guidance in ASC 805, Business Combinations and ASC 810, Consolidation related to determining the accounting acquirer in a business combination when the legal acquiree is a variable interest entity (“VIE”). The update removes the previous requirement that the primary beneficiary of a VIE is automatically the accounting acquirer. Instead, entities must apply the general factors in ASC 805-10-55-12 through 55-15 when the transaction is primarily effected by exchanging equity interests, regardless of whether the legal acquiree is a VIE. This change allows certain transactions, including those involving VIEs, to be accounted for as reverse acquisitions when appropriate. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. ASU 2025-03 applies to all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). The Company is currently evaluating the impact of this guidance on its financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04 (“ASU 2025-04”). Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) — Clarifications to Share-Based Consideration Payable to a Customer. The amendments in this ASU revise the master glossary definition of the term performance condition for share-based consideration payable to a customer. Further, the amendments in this ASU clarify that share-based consideration encompasses the same instruments as share-based payment arrangements but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this ASU clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. The amendments in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In September 2025, the FASB issued Accounting Standards Update 2025-06 (“ASU 2025-06”), Intangibles — Goodwill and Other — Internal-Use Software: (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, that updates the accounting guidance for internal-use software costs by removing references to prescriptive and sequential development stages of a project and replacing them with new criteria used in determining when to start capitalizing software costs. Under the new guidance, capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed, and the software will be used to perform the intended function. The new guidance also clarifies that capitalized internal-use software costs are subject to the property, plant, and equipment disclosure requirements. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified retrospective basis that is based on the status of the project and whether software costs were capitalized before the date of adoption. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In December 2025, the FASB issued Accounting Standards Update 2025-10 (“ASU 2025-10”), Government Grants (Topic 832). ASU 2025-10 provides guidance on how business entities should recognize, measure, and present government grants received by prescribing an accounting model based on the main principles in IAS 20, defining a government grant as a transfer of a monetary or tangible nonmonetary asset, other than an exchange transaction, from a government to a business entity, providing a recognition threshold under which a grant is recognized when both (1) it is probable that the entity will comply with the grant’s conditions and that the grant will be received, and (2) the entity meets the specific recognition guidance for a grant related to an asset or a grant related to income. Additionally, ASU 2025-10 leverages existing disclosure requirements in ASC 832 for annual periods. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028 for public business entities and December 15, 2029 for all other entities and interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In December 2025, the FASB issued Accounting Standards Update 2025-11 (“ASU 2025-11”), Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies that the interim reporting requirements in Topic 270 apply to all entities that issue interim financial statements prepared in accordance with U.S. GAAP and consolidates such requirements within Topic 270. The amendments provide a comprehensive list within Topic 270 of required interim disclosures, establish a principle requiring disclosure of events or changes occurring after the end of the most recent annual reporting period that have a material impact on interim results and clarifies the form and content requirements applicable to interim financial statements. ASU 2025-11 will be effective for interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. ASU 2025-11 can be applied on a prospective or retrospective basis to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of this guidance on its financial statements; however, the Company does not expect that it will affect its financial position, results of operations, or cash flows.

In December 2025, the FASB issued Accounting Standards Update 2025-12 (“ASU 2025-12”), Codification Improvements, which makes changes to the Accounting Standards Codification that clarify, correct errors, or make minor improvements and make ASCs easier to understand and apply. The amendments in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. This ASU may be adopted prospectively or retrospectively, except as to the clarification of the calculation of earnings per share when a loss from continuing operations exists which must be adopted retrospectively. All other codification improvements may be adopted prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In April 2026, the FASB issued Accounting Standards Update 2026-01 (“ASU 2026-01”), Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. ASU 2026-01 clarifies how issuers initially measure paid-in-kind (“PIK”) dividends on equity-classified preferred stock by requiring issuers to

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

use the PIK dividend rate stated in the preferred stock agreement. The amendments in ASU 2026-01 are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities may apply the amendments on either a prospective basis or a modified retrospective basis for equity-classified preferred stock instruments that are outstanding as of the initial application date. The Company is currently evaluating the impact of this guidance on its financial statements.

3.      REVENUE RECOGNITION

Disaggregation of revenue

The Company disaggregates revenue from contracts with customers by customer-type. These categories represent how the nature, timing and uncertainty of revenues and cash flows are affected. The Company’s disaggregated revenues by customer-type were as follows:

	Six Months Ended June 30,
	2026	2025
U.S. government agencies(1)	$808	$1,511
Non-U.S. government customers(1)	3,734	—
Total revenues	$4,542	$1,511

____________

(1)      All U.S. and non-U.S. government contracts during the period were fixed price contracts.

During the six months ended June 30, 2026, based on the contractual performance obligations, $3,734 of the Company’s revenue was recognized at a point in time and $808 was recognized over time. During the six months ended June 30, 2025, all of the Company’s revenue was recognized over time and the Company did not have any point in time revenue recognition.

During the six months ended June 30, 2026 the Company recognized revenue derived from sources outside of the United States. The Company’s disaggregated revenues by geography were as follows:

	Six Months Ended June 30,
	2026	2025
United States	$808	$1,511
Japan	3,734	—
Total revenues	$4,542	$1,511

Remaining performance obligations

As of June 30, 2026, the aggregate amount of the transaction price allocated to the remaining performance obligations was $47, all of which will be recognized over the next 12 months. Although remaining performance obligations reflect business that is considered to be legally binding, terminations, deferrals, or scope adjustments may occur. Any known project cancellations, revisions to scope and cost, and project deferrals are reflected or excluded in the remaining performance obligation balance, as appropriate.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

3.      REVENUE RECOGNITION (cont.)

Contract balances

The following table presents contract balances:

	As of:
	June 30, 2026	December 31, 2025	December 31, 2024
Accounts receivable, net	$106	$44	$102
Unbilled receivables	58	46	341
Deferred revenue	—	1,882	307

Revenue recognized during the six months ended June 30, 2026 and June 30, 2025 from amounts included in deferred revenue at the beginning of the period was $1,882 and $161, respectively.

4.      OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of:
	June 30, 2026	December 31, 2025
Prepaid expenses	$791	$616
Unbilled receivables	58	46
Prepayment Option Derivative	148	—
Other current assets	55	3
Other current assets	$1,052	$665

5.      OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

	As of:
	June 30, 2026	December 31, 2025
Accrued professional fees and expenses	$2,068	$15
Other accrued expenses	37	627
Other current liabilities	$2,105	$642

6.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of:
	June 30, 2026	December 31, 2025
Vehicles	$208	$208
Machinery and equipment	827	827
Leasehold improvements	109	109
Construction in progress	531	519
Total property and equipment	1,675	1,663
Less: Accumulated depreciation	(984)	(839)
Property and equipment, net	$691	$824

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

6.      PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expense for the six months ended June 30, 2026 and 2025 was $144 and $175, respectively.

During the six months ended June 30, 2025, the Company disposed of property and equipment that was being held at the South San Francisco lease location as part of the Company’s exit of the lease (refer to Note 8. Leases). As a result of the disposal of assets, the Company recorded a loss of $265 included in other expense, net on the unaudited condensed statement of operations for the six months ended June 30, 2025.

7.      DEBT

Venture Debt Term Loan

On March 28, 2019, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank (“SVB”), later amended on November 3, 2020 and May 31, 2022. The latest amendment provides for borrowings of up to $5,000 in aggregate principal through non-revolving term loan advances. Each term loan advance bears interest at a floating per annum rate equal to the prime rate, subject to a floor of 3.50%. The term loan advances are to be repaid through 30 monthly payments of equal principal, plus accrued and unpaid interest, and mature no later than September 1, 2025. Additionally, as part of the Loan Agreement, the Company issued warrants to SVB to purchase shares of common stock. These warrants remain outstanding as of June 30, 2026. Refer to Note 12. Warrants for additional information regarding these warrants. On July 10, 2025, the Company fully repaid the outstanding term loan advances under the Loan Agreement. The $459 repayment included the principal amounts of the outstanding term loan, accrued interest, and applicable prepayment premiums. All obligations under the Loan Agreement were terminated. Interest expense recognized related to the term loan was $38 for the six months ended June 30, 2025.

Prologis Promissory Note

On August 21, 2025, the Company entered into a promissory note with Prologis 2, L.P. (“Prologis”) for the conversion of outstanding lease payables to debt (the “Prologis Promissory Note”). The Prologis Promissory Note has a principal amount of $384 and bears interest at the rate of zero percent per annum. The Prologis Promissory Note is to be repaid through 48 monthly payments of equal principal and mature on August 31, 2029. No gain or loss was recognized as part of the lease payables restructuring. The Company may prepay the note in whole or in part at any time without penalty.

The Prologis Promissory Note contains one embedded feature accounted for separately as a derivative asset (the “Prepayment Option Derivative”). The Company fully repaid the note on July 1, 2026 (Note 19. Subsequent Events) at a discount of $148 and the value of the embedded Prepayment Option Derivative approximated the discount amount of $148 as of June 30, 2026.

No interest expense was recognized related to the Prologis Promissory Note for the six months ended June 30, 2026.

May 2026 Promissory Notes

On May 15, 2026, the Company issued the promissory notes to ten unrelated third-party investors and four related party investors for a cumulative amount of $4,050 including $600 with related parties (the “May 2026 Promissory Notes”). Each individual May 2026 Promissory Note contains a 12% stated interest rate compounded daily which is automatically increased to 18% if the respective May 2026 Promissory Note remains outstanding and unpaid as of the maturity date. Each May 2026 Promissory Note matures on February 15, 2027. Under the May 2026 Promissory Note, the Company may unilaterally elect to extend the maturity date by thirty days. Further, each May 2026 Promissory Note contains mandatory redemption provisions, whereby upon the occurrence of certain events, the Company must repay the outstanding balance of the May 2026 Promissory Note in cash, at a specified payoff amount above par. The May 2026 Promissory Notes represent financial instruments as the May 2026 Promissory Notes both impose on the Company a contractual obligation to deliver cash to the investors of the instruments and convey to the investors a contractual right to receive cash from the Company. The May 2026 Promissory Notes were entered into apart from any other financial instruments or equity transactions, and therefore, are freestanding financial instruments. The

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

7.      DEBT (cont.)

Company elected to account for the May 2026 Promissory Notes under the fair value option based on their short-term maturity. Under the fair value option, the Company initially accounted for the May 2026 Promissory Notes at fair value of $4,534. Additionally, under the fair value option, the Company expensed the issuance costs related to the May 2026 Promissory Notes. The change in fair value and interest expense of the May 2026 Promissory Notes for the six months ended June 30, 2026 was $140 and is included within change in fair value of short-term debt on the unaudited condensed statement of operations.

The Company settled $2,497 on June 30, 2026, of which $731 was repaid to related parties. Of the $2,497 settled, $2,050 related to the principal balance, $31 related to accrued interest, and $416 related to the 20% premium on principal and interest. As of June 30, 2026, there was no remaining May 2026 Promissory Note balance payable to related parties. The Company fully repaid the remaining balance of the May 2026 Promissory Notes on July 1, 2026 (Note 19. Subsequent Events).

The following table presents the Company’s outstanding debt:

			As of:
	Effective Interest Rate	Maturity (calendar year)	June 30, 2026	December 31, 2025
May 2026 Promissory Notes	12.7%	2027	$2,308	$—
Total short-term debt			$2,308	$—

Prologis Promissory Note	0.0%	2029	296	344
Total long-term debt			$296	$344

Current portion of long-term debt			$96	$96

Non-current portion of long-term debt			$200	$248

The following table summarizes the future principal payments on debt outstanding as of June 30, 2026:

Years ending December 31,	Amount
2026 (remainder of the year)	$40
2027	2,096
2028	96
2029	64
2030	—
Thereafter	—
Total	$2,296

8.      LEASES

The Company had operating leases for three facilities during the reporting periods.

Byron Lease

The Company subleases Buildings 3 and 4 at Byron Field Airport, totaling about 13,023 square feet in hangar and office space. The lease commenced on July 22, 2022, and the term was later amended on February 29, 2024, to expire on July 31, 2027. The monthly base rent for Building 3 ranged from $14 in the earlier portion of the lease term to $15 in the later portion of the lease term. Building 4 is a temporarily subleased premise, and the Company had month-to-month payments beginning November 1, 2023. The monthly base rent for Building 4 is $12. The Company has determined that the lease components related to the Byron lease are Buildings 3 and 4, while the non-lease component is the common area maintenance. However, the Company has elected the practical expedient to account for each of the lease components and associated non-lease component as a single lease component.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8.      LEASES (cont.)

The sublease agreement contains two renewal options of two years each and a termination provision that states the lessee may terminate the agreement at the end of three years with prior written notice at 30 months. At sublease commencement, the Company was not reasonably certain to exercise the renewal or termination options.

Upon lease commencement, the Company recognized an initial lease liability and right-of-use asset of $627.

South San Francisco Lease

The Company leased a portion of a building in South San Francisco totaling approximately 26,733 square feet. The lease commenced on September 1, 2021, and had an original lease term of 24 months with an option to revert to month-to-month at the end of the term. The monthly rent payment consisted of base rent of $40 as well as a monthly fixed operating expense payment of $5, which increased 2.4% annually, and taxes. Upon lease commencement, the Company recognized an initial lease liability and right-of-use asset of $958.

In the first amendment dated June 22, 2023, the lease term was extended for five years and three months, such that the expiration date was amended to be September 30, 2028. The lease agreement was also amended to include an additional 25,830 square feet of rentable space, increasing the total premise to approximately 52,563 square feet. The monthly rent under the first amendment consisted of base rent of $92 and the monthly fixed operating expense payment of $11, which increased 4.3% annually, and taxes. Following the first amendment of the lease agreement, the Company was granted the option to terminate the lease by giving nine months’ prior notice. If the Company were to exercise the termination option, a termination fee calculated as the number of months remaining after the termination date multiplied by the monthly amortization amount of $3 would be paid by the Company. Due to the termination fee, the Company was reasonably certain not to exercise the termination option.

In the second amendment dated December 11, 2024, the Company relinquished approximately 34,630 square feet of rented space, with the remaining premise totaling 17,933 square feet. The monthly rent under the second amendment consisted of base rent of $24 and the monthly fixed operating expense payment of $4, which increased 3.75% annually. As a result of the second amendment, the Company recorded a $376 gain on the lease modification. The Company also held an arrears balance of $384 when the lease was terminated on May 31, 2025 representing outstanding balances of monthly base rent, monthly fixed operating expenses, and other payments that were owed by the Company.

On August 21, 2025, the Company entered into an agreement with the lessor to convert the outstanding arrears balance to a promissory note. Refer to Note 7. Debt for more information on the lease conversion.

Kratos Sacramento Manufacturing Facility

The Company entered into a development and manufacturing agreement (the “Development and Manufacturing Agreement”) with Kratos Unmanned Aerial Systems (“Kratos”) effective as of August 22, 2025, which established a collaborative framework for the Chaparral unmanned aerial vehicle (“UAV”) program. Under this agreement, the Company and Kratos would jointly develop, manufacture, test, market, and field the Company’s Chaparral UAV systems.

At contract inception, the agreement contained an obligation that requires the use of an identified asset by Kratos in the form of a specific, dedicated portion of Kratos Sacramento manufacturing facility and certain equipment reserved exclusively for the Company’s Chaparral program. This embedded lease was determined to be an operating lease. As of June 30, 2026, the lease commencement had not occurred as the dedicated portion of the Kratos’ Sacramento manufacturing facility and equipment had not yet been made available for the Company’s operational use under the arrangement. The lease term will commence when the dedicated facility and equipment are made available for such use. The lease term extends five years after the first delivery of the Chaparral production units, consistent with the agreement’s manufacturing duration. The lease component does not contain fixed or in-substance fixed minimum lease payments. There are no renewal or early termination options granted to either party under the Development and Manufacturing Agreement.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

8.      LEASES (cont.)

Because lease commencement had not yet occurred as of June 30, 2026, the Company did not recognize a right-of-use asset or a lease liability related to the embedded lease. The Company evaluated the research and development activities performed pursuant to the Development and Manufacturing Agreement separately from the embedded lease arrangement.

Lease Costs

The Company’s lease costs consisted of operating lease expenses of $161 and $395 for the six months ended June 30, 2026 and 2025.

The weighted average remaining lease term and discount rate for operating leases as of June 30, 2026 and December 31, 2025 were as follows:

	As of:
	June 30, 2026	December 31, 2025
Lease term	1.08	1.58
Discount rate	11.7%	11.7%

The future minimum operating lease payments as of June 30, 2026, are as follows:

Years ending December 31,	Amount
2026 (remainder of the year)	$162
2027	189
2028	—
2029	—
2030	—
Thereafter	—
Total future minimum lease payments	351
Less: present value discount	23
Present value of lease liabilities	328
Less: current portion	304
Long term portion	$24

The Company made fixed cash payments related to operating leases of $159 and $296, for the six months ending June 30, 2026 and 2025, respectively.

9.      COMMITMENTS, CONTINGENCIES, AND INDEMNIFICATION

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred, and the amount of the liability can be reasonably estimated. When only a range of a possible loss can be established, the most probable amount in the range is accrued. If no amount within the range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received. The accrual for a litigation loss contingency might include, for example, estimates of potential damages and other directly related costs expected to be incurred.

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

9.      COMMITMENTS, CONTINGENCIES, AND INDEMNIFICATION (cont.)

potential future liability of the Company under such indemnification provisions is uncertain. As of June 30, 2026 and December 31, 2025, no amounts have been accrued related to such indemnification provisions. The Company is, and from time to time may be, a party to claims and legal proceedings arising in the normal course of business. Based on information currently available, the Company does not believe that the ultimate resolution of these matters, individually or in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Voting Common Stock

As of June 30, 2026 and December 31, 2025, the Company had 269,130,000 shares of $0.0001 par value voting common stock (“Common Stock”) authorized, 6,620,514 and 5,836,828 shares of Common Stock issued and outstanding, respectively. Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

As of June 30, 2026 and December 31, 2025, 262,509,486 and 263,293,172 shares of Common Stock were reserved for the conversion of preferred stock and exercise of stock options and warrants.

Non-Voting Common Stock

As of June 30, 2026 and December 31, 2025, the Company had 161,640,946 shares of $0.0001 par value non-voting common stock (“Non-Voting Common Stock”) authorized. No shares of Non-Voting Common Stock were issued and outstanding as of June 30, 2026 and December 31, 2025.

The Company’s Common Stock as of June 30, 2026 and December 31, 2025 consisted of the following:

	As of:
	June 30, 2026		December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Voting Common (CS) Stock	269,130,000	6,620,514	269,130,000	5,836,828
Non-Voting Common (CSNV) Stock	161,640,946	—	161,640,946	—
Total	430,770,946	6,620,514	430,770,946	5,836,828

Redeemable Convertible Preferred Stock

The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 195,854,688 shares of voting preferred stock at a par value of $0.0001 (the “Voting Preferred Stock”) and 161,640,946 shares of non-voting preferred stock at a par value of $0.0001 (the “Non-Voting Preferred Stock”). No shares of Non-Voting Preferred Stock were issued and outstanding as of June 30, 2026 and December 31, 2025.

Of the authorized Voting Preferred Stock of the Company, 2,900,986 shares are designated as Series Seed Preferred Stock, 355,239 shares designated as Series Seed-1 Preferred Stock, 473,624 shares designated as Series Seed-2 Preferred Stock, 1,115,359 shares designated as Series Seed-3 Preferred Stock, 4,998,800 shares designated as Series A-1 Preferred Stock, 1,670,111 shares designated as Series A-2 Preferred Stock, 6,165,973 shares designated as Series AA Preferred Stock, 1,408,746 shares designated as Series AA-1 Preferred Stock, 13,950 shares designated

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

as Series AA-2 Preferred Stock, 207,508 shares designated as Series AA-3 Preferred Stock, 14,422,863 shares designated as Series AAA Preferred Stock, 480,583 shares designated as Series AAA-1 Preferred Stock, 51,640,946 shares designated as Series A Prime Preferred Stock, and 110,000,000 shares designated as Series Seed Prime Preferred Stock.

Of the authorized Non-Voting Preferred Stock of the Company, 51,640,946 shares are designated as Series A Prime Non-Voting Preferred Stock, and 110,000,000 shares are designated Series Seed Prime Non-Voting Preferred Stock.

Redeemable convertible preferred stock as of June 30, 2026 and December 31, 2025 consisted of the following:

			As of June 30, 2026 and December 31, 2025
	Original Issue Price	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed-1 Preferred Stock	$1.407500	$1.331100	355,239	355,239	499,999
Series Seed-2 Preferred Stock	1.689100	1.507200	473,624	473,624	799,998
Series Seed-3 Preferred Stock	1.882800	1.628400	1,115,359	1,115,359	2,099,998
Series Seed Preferred Stock	2.092000	1.759200	2,900,986	2,760,116	5,774,163
Series A-1 Preferred Stock	1.250300	1.250300	4,998,800	4,938,815	6,175,000
Series A-2 Preferred Stock	1.062800	1.062800	1,670,111	1,655,998	1,759,995
Series AA-1 Preferred Stock	3.549200	3.549200	1,408,746	1,394,660	4,949,927
Series AA-2 Preferred Stock	3.584190	3.584190	13,950	13,950	49,999
Series AA-3 Preferred Stock	3.373350	3.373350	207,508	207,508	699,997
Series AA Preferred Stock	4.216690	4.216690	6,165,973	6,165,973	25,999,997
Series AAA Preferred Stock	4.361100	4.361100	14,422,863	10,897,211	47,523,827
Series AAA-1 Preferred Stock	3.641400	3.641400	480,583	480,583	1,749,995
Series A Prime Preferred Stock	0.232374	0.232374	51,640,946	51,461,838	11,958,393
Series Seed Prime Preferred Stock	0.000100	0.000100	110,000,000	109,999,998	11,000
Series A Prime Non-Voting Preferred Stock	0.232374	0.232374	51,640,946	—	—
Series Seed Prime Non-Voting Preferred Stock	0.000100	0.000100	110,000,000	—	—
Total			357,495,634	191,920,872	110,052,288

The redeemable convertible preferred stock has the following rights and preferences:

Voting Rights

The holders of each share of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of Common Stock into which such shares of redeemable convertible preferred stock could be converted. With respect to such vote, the holders have full voting rights and powers equal to the voting rights and powers of common stock. Except as provided by law or by the other provisions of the Amended and Restated Certificate of Incorporation, holders of redeemable convertible preferred stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Shares of Non-Voting Preferred Stock have no voting rights except to the minimal extent specifically required by non-waivable provisions under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

As long as at least 1,381,977 shares of Series Seed Preferred Stock remain issued and outstanding, as adjusted for any stock dividends, stock splits, combinations, or other similar recapitalizations with respect to the Series Seed Preferred Stock, the holders of the shares of Series Seed Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect one director of the Company (the “Series Seed Preferred Director”).

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

As long as at least 7,544,000 shares of Series AAA Preferred Stock remain issued and outstanding, as adjusted for any stock dividends, stock splits, combinations, or other similar recapitalizations with respect to the Series AAA Preferred Stock, the holders of the shares of Series AAA Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect one director of the Company (the “Series AAA Preferred Director”).

As long as 21,517,066 shares of Series A Prime Preferred Stock remain issued and outstanding, as adjusted for any stock dividends, stock splits, combinations, or other similar recapitalizations with respect to the Series A Prime Preferred Stock, the holders of the shares of Series A Prime Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect two directors of the Company (the “Series A Prime Preferred Directors”) and with the Series Seed Preferred Director and Series AAA Preferred Director, each, a “Preferred Director”).

The holders of the shares of Common Stock, exclusively and as a separate class (excluding any shares of Common Stock issued or issuable upon conversion of Preferred Stock), are entitled to elect two directors of the Company. Any director elected may be removed without cause by the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock, Series AAA Preferred Stock, or Common Stock, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock, Series AAA Preferred Stock, or Common Stock, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the redeemable convertible preferred stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.

Dividends

The holders of the redeemable convertible preferred stock are entitled to receive a dividend on each outstanding share of redeemable convertible preferred stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of redeemable convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of redeemable convertible preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of redeemable convertible preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of redeemable convertible preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest redeemable convertible preferred stock dividend.

Conversion

Each share of Voting Preferred Stock is convertible, at the option of the holder, at any time without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of Common Stock as determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

Each share of Non-Voting Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of Non-Voting Common Stock as determined by dividing the applicable Original Issue Price by the applicable Conversion Price for such series of Non-Voting Preferred Stock in effect on the date the certificate is surrendered for conversion.

The Company shall at all times when the redeemable convertible preferred stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the redeemable convertible preferred stock, such number of its duly authorized shares of Common Stock sufficient to effect the conversion of all outstanding redeemable convertible preferred stock. If at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then outstanding shares of the redeemable convertible preferred stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price (as defined in the Company’s Amended and Restated Certificate of Incorporation) below the then par value of the shares of Common Stock issuable upon conversion of the redeemable convertible preferred stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

Any shares of redeemable convertible preferred stock that are converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of redeemable convertible preferred stock accordingly.

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of gross proceeds to the Company and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including at least one Preferred Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”’), then (i) all outstanding shares of Voting Preferred Stock shall automatically be converted into shares of Common Stock and all outstanding shares of Non-Voting Preferred Stock shall automatically be converted into shares of Non-Voting Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Company.

In the event that any holder of shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series A-l Preferred Stock, Series A-2 Preferred Stock, Series AA Preferred Stock, Series AA-1 Preferred Stock, Series AA-2 Preferred Stock, Series AA-3 Preferred Stock, Series AAA Preferred Stock, and Series AAA-1 Preferred Stock (each, a “Preferred Holder”) (x) did not participate in the Qualified Financing (as defined in the Company’s Amended and Restated Certificate of Incorporation) by purchasing in the aggregate, in such Qualified Financing and within the time period specified by the Company, such Preferred Holder’s Pro Rata Amount or (y) converts any share of Preferred Stock into shares of Common Stock, then each and every share of capital stock of the Company held by such Preferred Holder automatically and without any further action on the part of such Preferred Holder, converted into one one-hundred eleven and a half (1/111.5) of a share of Common Stock at the applicable Conversion Price in effect immediately prior to the consummation of the Qualified Financing, effective upon, subject to, and concurrently with, the consummation of the Qualified Financing. For purposes of determining the number of shares of Preferred Stock owned by a Preferred Holder, and for determining the number of Offered Securities (as defined in the Company’s Amended and Restated Certificate of Incorporation) a Preferred Holder of Preferred Stock has purchased in a Qualified Financing, shares of Preferred

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

Stock held by Affiliates of such Preferred Holder shall not be aggregated with such Preferred Holder’s shares and Offered Securities purchased by Affiliates of such Preferred Holder shall not be aggregated with the Offered Securities purchased by such Preferred Holder. Such conversion is referred to as a “Special Mandatory Conversion.”

In connection with the Series A Prime Preferred Stock issuance, the Special Mandatory Conversion feature became applicable to all existing Preferred Holders. On November 10, 2025, 250,758 shares of Voting Preferred Stock held by existing Preferred Holders that did not participate in the Qualified Financing were converted into 2,482 shares of Voting Common Stock based on the applicable Conversion Price. The Special Mandatory Conversion was treated as an extinguishment of the carrying value of the non-participating existing Preferred Holders. Accordingly, the Company derecognized $529 of Redeemable Convertible Preferred Stock and recognized Voting Common Stock, resulting in a $2 increase to additional paid-in capital and a $527 decrease to accumulated deficit during the year ended December 31, 2025.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of redeemable convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation), the holders of shares of redeemable convertible preferred stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the Company’s Amended and Restated Certificate of Incorporation), on a pari passu basis, as applicable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of redeemable convertible preferred stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series Preferred the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of redeemable convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts (as defined in the Company’s Amended and Restated Certificate of Incorporation) required to be paid to the holders of shares of redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of redeemable convertible preferred stock or the remaining Available Proceeds (as defined in the Company’s Amended and Restated Certificate of Incorporation), shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each holder.

Redemption

In the event of a Deemed Liquidation Event, if the Company does not effect a dissolution of the Company under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of redeemable convertible preferred stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of redeemable convertible preferred stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed,

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

as determined in good faith by the Board of Directors of the Company), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of redeemable convertible preferred stock at a price per share equal to the Liquidation Amount. If the Available Proceeds are not sufficient to redeem all outstanding shares of redeemable convertible preferred stock, the Company shall redeem a pro rata portion of each holder’s shares of redeemable convertible preferred stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

Any shares of redeemable convertible preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold, or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of redeemable convertible preferred stock following redemption.

Protective Provisions

At any time when at least 7,849,126 shares of redeemable convertible preferred stock are outstanding (subject to appropriate adjustments in the event of any stock dividends, stock splits, combinations or other similar recapitalizations with respect to the redeemable convertible preferred stock), the Company may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders (as defined in the Company’s Amended and Restated Certificate of Incorporation): (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; (ii) amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the redeemable convertible preferred stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify any additional class or series of capital stock, or issue any other security convertible into or exercisable for any equity security, unless the same ranks junior to the redeemable convertible preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; (iv) increase the authorized number of shares of Common Stock, redeemable convertible preferred stock, or any additional class or series of capital stock of the Company; (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than redemptions of or dividends or distributions on the redeemable convertible preferred stock as expressly authorized, dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price; (vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $1,000,000, other than trade payables incurred in the ordinary course, unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director; (vii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (viii) increase or decrease the authorized number of directors constituting the Board of Directors; (ix) loan or guarantee any loan to any other person, except advances and similar expenditures in the ordinary course of business or under the terms of an employee equity incentive plan approved by the Board of Directors of the Company

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

and trade accounts of the Company or any wholly-owned subsidiary arising out of the ordinary course of business; or (x) enter into or be a party to a transaction with any director or executive officer of the Company, other than entering into employee offer letters and equity grants in the ordinary course of business and approved by the Board of Directors of the Company, including at least one Preferred Director.

At any time when at least 21,517,066 shares of Series A Prime Preferred Stock are outstanding, subject to appropriate adjustments in the event of any stock dividends, stock splits, combinations or other similar recapitalizations with respect to the Series A Prime Preferred Stock, the Company may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A Prime Preferred Stock voting as a single class and on an as-converted-to-Common Stock basis: (i) amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that disproportionately adversely as compared to other outstanding series of Preferred Stock affects the powers, preferences or rights of Series A Prime Preferred Stock; (ii) increase or decrease the authorized number of shares of Series A Prime Preferred Stock; or (iii) enter into any agreement to do any of the foregoing.

Forward Contract Liability

In connection with the Series A Prime Preferred Stock Purchase and Series Seed Prime Issuance Agreement dated October 31, 2024, the Company committed to issue shares of Series Seed Prime Voting Preferred Stock and/or Series Seed Prime Preferred Non-Voting Preferred Stock to eligible purchasers of its Series A Prime Preferred Stock for no additional cash consideration upon the final close of the Series A Prime financing. The Company identified two freestanding financial instruments: (i) the temporary equity classified Series A Prime Preferred Stock and (ii) a liability-classified forward contract representing the Company’s obligation to issue the Series Seed Prime Preferred Stock (the “Series Seed Prime Forward Obligation”).

The Series Seed Prime Forward Obligation was classified as a liability because it represents a freestanding forward contract indexed to an obligation to repurchase the Company’s equity by transferring assets. Specifically, the Series Seed Prime Forward Obligation requires the Company to issue Series Seed Prime Preferred Stock, which is redeemable upon events outside the Company’s control.

The Series Seed Prime Forward Obligation was measured at fair value at issuance, at each subsequent reporting date, and immediately prior to settlement, with changes in fair value recognized in the unaudited condensed statements of operations. On November 10, 2025, the Company settled the Series Seed Prime Forward Obligation through the issuance of 109,999,998 shares of Series Seed Prime Voting Preferred Stock, which were recognized within temporary equity. The Company recognized a $1,908 gain related to changes in fair value of the Series Seed Prime Forward Obligation during the six months ended June 30, 2025. See Note 17, Fair Value Measurements.

11.    CONVERTIBLE NOTES

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into Signing Pre-Funded SPAs, with the Signing Pre-Funded PIPE Investors, including Inflection Point Fund. Pursuant to the Signing Pre-Funded SPAs, the Signing Pre-Funded PIPE Investors agreed, among other things, to purchase, and the Company issued and sold in an initial closing, the Pre-Funded Convertible Notes and Pre-Funded Warrants. See Note 12, Warrants. Pursuant to the Signing Pre-Funded SPAs, the Company issued $78,324 in aggregate face value of Pre-Funded Convertible Notes and Pre-Funded Warrants for total proceeds of $66,575 which were allocated between the Pre-Funded Convertible Notes and Pre-Funded Warrants.

The Pre-Funded Convertible Notes have a one-year maturity from the date of issuance, and bear interest at the rate of 12.0% per annum. Accrued interest on the Pre-Funded Convertible Notes is not due until the maturity date or earlier Event of Default, Business Combination, Qualified Financing or Change of Control. The Pre-Funded Convertible Notes are senior unsecured indebtedness at least pari passu in right of payment with all other indebtedness of the

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

11.    CONVERTIBLE NOTES (cont.)

Company. Upon an Event of Default, all amounts outstanding and unpaid under the Pre-Funded Convertible Notes shall become due and payable. Any overdue amount payable shall bear interest at a rate equal to 14.0% from the date of such non-payment until such amount is paid in full. If the Company issues any Subsequent Convertible Securities, the holder of the Pre-Funded Convertible Note may elect to amend and restate the Pre-Funded Convertible Note to include any such more favorable terms.

If the Business Combination Agreement is terminated without the Business Combination having closed, then upon the closing of a Qualified Financing prior to repayment or conversion of the Pre-Funded Convertible Note, at the option of the holder of the Pre-Funded Convertible Note, the unpaid principal amount of the Pre-Funded Convertible Note, together with any interest accrued but unpaid thereon, shall convert into fully paid and nonassessable shares of the capital stock of the Company issued and sold at the closing of such Qualified Financing, at a price per share equal to the lowest price paid in cash by the purchasers of the Qualified Financing Stock sold in the Qualified Financing.

If the Business Combination Agreement is terminated without the business combination having closed, then upon a Change of Control, the holder of the Pre-Funded Convertible Note may elect to convert into fully paid and nonassessable shares of common stock of the Company at a price per share equal to the Change of Control Conversion Price of $620,000 divided by the Company’s fully diluted shares (excluding the Pre-Funded Convertible Notes, other convertible notes, SAFEs, convertible indebtedness, and reserved but unissued equity plan shares). As an alternative to the actual conversion into the Company’s common stock pursuant to such Change of Control Conversion, the Company may deem the unpaid principal amount of the Pre-Funded Convertible Note, together with any interest accrued but unpaid thereon, to have converted into the Company’s common stock at a price per share equal to the Change in Control Price, and the holder shall be entitled to receive the same consideration payable to the holders of the Company’s common stock, on a pro rata and pari passu basis, in connection with such Change of Control, as if the holder of the Pre-Funded Convertible Note was an actual holder of such shares of common stock. Additionally, upon the closing of a Change of Control, the holder is entitled to receive, as an alternative to conversion, 200% of the then outstanding principal amount under the Pre-Funded Convertible Note, plus all accrued but unpaid interest.

Upon the closing of the Business Combination, without any action on the part of the holder of the Pre-Funded Convertible Note, the Company or any other party to the Business Combination Agreement, the unpaid principal amount of each Pre-Funded Convertible Note, together with any interest accrued but unpaid thereon as of one day prior to the closing date of the Business Combination, will automatically convert into a number of fully paid and nonassessable shares of New Elroy Air 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “New Elroy Air Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of such aggregate amount divided by the applicable conversion price of $12.00 per share, as may be adjusted pursuant to the terms and conditions of the applicable Pre-Funded Convertible Notes. Such holders will be entitled to customary registration rights with respect to the New Elroy Air Series A Preferred Stock and any underlying shares of New Elroy Air Common Stock issuable upon conversion thereof pursuant to an amended and restated registration rights agreement between the SPAC, Columbus Circle 2 Sponsor Corporation LLC (the “Sponsor”), the Series A Preferred Stock investors and certain securityholders of the Company.

The Pre-Funded Convertible Notes are a freestanding financial instrument as they are both legally detachable and separately exercisable from the Pre-Funded Warrants. The Company elected to account for the Pre-Funded Convertible Note under the fair value option, and as a result, the Pre-Funded Convertible Notes were initial recognized at their fair value of $46,263 at issuance and will be subsequently remeasured at each subsequent reporting date, with changes in fair value recognized in the unaudited condensed statements of operations. See Note 17, Fair Value Measurements. All issuance costs incurred in connection with the issuance of the Pre-Funded Convertible Notes were expensed as incurred under the fair value option. The Company elected to account for the Pre-Funded Convertible Notes under the fair value option based on the short-term maturity of the Pre-Funded Convertible Notes. As the contractual maturity of the Pre-Funded Convertible Notes was one year from the date of issuance, the Pre-Funded Convertible Notes were classified as current liabilities at issuance.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

12.    WARRANTS

The Company has outstanding warrants to purchase shares of its common stock that were issued in connection with its loan and security agreements with Silicon Valley Bank (“SVB”), warrants to purchase shares of its Series AAA Preferred Stock that were issued in connection with the sale of its Series AAA Preferred Stock, and warrants to purchase shares of its common stock that were issued in connection with the transactions contemplated in the Business Combination Agreement.

Common Stock Warrants

In connection with its term loan borrowings from SVB, the Company issued warrants to purchase shares of its common stock pursuant to the Loan and Security Agreement, dated March 28, 2019 (the “2019 Loan Agreement”), the First Amendment to the Loan and Security Agreement, dated November 3, 2020 (the “2020 Amended Agreement”), and the Second Amendment to the Loan and Security Agreement, dated May 31, 2022 (the “2022 Amended Agreement,” and together with the 2019 Loan Agreement and the 2020 Amended Agreement, the “SVB Loan Agreements”). The warrants issued under the SVB Loan Agreements are referred to as the “2019 Warrants,” the “2020 Warrants,” and the “2022 Warrants,” respectively, and collectively as the “Common Stock Warrants.” Each warrant consists of an initial tranche issued at execution (the “Initial Common Stock Warrants”) and an additional tranche that is issued only upon the draw-down of term loans under the related SVB Loan Agreement (the “Additional Warrants”). Each Common Stock Warrant may be exercised at the holder’s option at any time from the issuance date until the expiration date without exercise contingencies by paying the exercise price in cash or on a cashless (net share settlement) basis, and the exercise price and the number of underlying shares are subject to customary adjustments for stock dividends, splits, reclassifications, exchanges, combinations, substitutions, and replacements.

2019 Warrants

On March 28, 2019, in connection with the 2019 Loan Agreement, the Company issued warrants exercisable for 11,813 shares of common stock (the “Initial 2019 Warrants”). Upon the draw-down of term loans under the 2019 Loan Agreement, the warrant became exercisable for an additional number of shares of common stock equal to 35,437 multiplied by the quotient obtained by dividing the aggregate original principal amount of all term loans made under the 2019 Loan Agreement by $1,500 (the “Additional 2019 Warrants”). On April 23, 2019, the Company issued 11,812 Additional 2019 Warrants in connection with the $500 borrowed under the first tranche of the 2019 Loan Agreement. The 2019 Warrants have an exercise price of $0.40 per share and expire on March 28, 2029.

2020 Warrants

On November 3, 2020, in connection with the 2020 Amended Agreement, the Company issued warrants exercisable for 17,520 shares of common stock (the “Initial 2020 Warrants”). Upon the draw-down of venture debt term loans and equipment loans under the 2020 Amended Agreement, the warrant became exercisable for an additional number of shares of common stock equal to (i) 29,200 multiplied by the quotient obtained by dividing the aggregate original principal amount of all venture debt term loans made under the 2020 Amended Agreement by $1,000, plus (ii) an additional number of shares equal to 11,680 shares multiplied by the quotient obtained by dividing the aggregate original principal amount of all equipment term loans made under the 2020 Amended Agreement by $1,250 (the “Additional 2020 Warrants”). On November 4, 2020, the Company issued 11,680 Additional 2020 Warrants in connection with the $1,250 borrowed under the first equipment tranche of the 2020 Amended Agreement. On April 14, 2021, the Company issued 14,600 Additional 2020 Warrants in connection with the $500 borrowed under the first venture tranche of the 2020 Amended Agreement. The 2020 Warrants have an exercise price of $0.33 per share and expire on November 3, 2030.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

12.    WARRANTS (cont.)

2022 Warrants

On May 31, 2022, in connection with the 2022 Amended Agreement, the Company issued warrants exercisable for 15,772 shares of common stock (the “Initial 2022 Warrants”). Upon the draw-down of term loan advances under the 2022 Amended Agreement, the warrant becomes exercisable for an additional number of shares of common stock equal to 15,771 multiplied by the quotient obtained by dividing the aggregate original principal amount of all term loan advances made under the 2022 Amended Agreement by $5,000 (the “Additional 2022 Warrants”). On November 30, 2022, the Company issued 15,771 Additional 2022 Warrants in connection with the $2,000 borrowed under the second tranche of the 2022 Amended Agreement. In addition to customary anti-dilution adjustments, the number of shares issuable upon exercise of the 2022 Warrants is subject to a special adjustment whereby on the date the Company’s simple agreements for future equity (“SAFEs”) convert (the “SAFE Conversion Date”), the number of shares of common stock for which the 2022 Warrant becomes exercisable is adjusted to equal to 0.10% of the Company’s fully-diluted shares outstanding as of that date. The 2022 Warrants have an exercise price of $1.23 per share and expire on May 31, 2032.

Classification

The Company determined that each of the Common Stock Warrants is a freestanding financial instrument and does not meet the conditions to be classified as a liability. The 2019 Warrants and the 2020 Warrants are indexed to the Company’s own common stock and meet the requirements for equity classification. Accordingly, the Initial 2019 Warrants and the Initial 2020 Warrants were recorded in additional paid-in capital at issuance and are not subsequently remeasured, and the Additional 2019 Warrants and Additional 2020 Warrants are recognized in additional paid-in capital when the related debt is drawn under the respective SVB Loan Agreement.

The 2022 Warrants do not meet the requirements for equity classification because the special adjustment tied to the number of the Company’s fully-diluted shares outstanding on the SAFE Conversion Date causes the warrants not to be considered indexed to the Company’s own stock. As a result, the 2022 Warrants are classified as a derivative liability and are measured at fair value at issuance and at each subsequent reporting date, with changes in fair value recognized in the unaudited condensed statements of operations.

Preferred Stock Warrants

On January 16, 2024, the Company entered into the Series AAA Preferred Stock and Warrant Purchase Agreement (the “Series AAA Purchase Agreement”) with several investors to sell shares of its Series AAA Preferred Stock (the “Series AAA Preferred Stock”). Under the Series AAA Purchase Agreement, each investor that invested at least a specified threshold amount was issued warrants to purchase shares of Series AAA Preferred Stock (the “Preferred Stock Warrants”). The number of shares of Series AAA Preferred Stock each Preferred Stock Warrant is exercisable into is determined by dividing the investor’s Total Investment Amount (as defined in the Series AAA Purchase Agreement) by the Effective Price (as defined in the Series AAA Purchase Agreement) and subtracting the number of shares of Series AAA Preferred Stock then held by the investor. The Company received approximately $8,600 in cash proceeds from the sale of the Series AAA Preferred Stock and settled approximately $40,300 of outstanding SAFEs through the issuance of the Series AAA Preferred Stock.

The Series AAA Purchase Agreement also granted the Company and the investors a mutual option, exercisable within 90 days after the initial closing, to sell and purchase up to an additional 788,264 shares of Series AAA Preferred Stock and to issue additional Preferred Stock Warrants (the “Mutual Option”). The Company received approximately $443 in additional cash proceeds from the sale of these additional shares. Because the Mutual Option did not obligate the Company to issue, or any investor to purchase additional shares or warrants, the additional shares and additional warrants were not accounted for until issued.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

12.    WARRANTS (cont.)

On April 24, 2024, the Company issued the Preferred Stock Warrants pursuant to the Warrant to Purchase Series AAA Preferred Stock agreement (the “Preferred Stock Warrant Agreement”). The Preferred Stock Warrants are exercisable for 3,503,705 shares of Series AAA Preferred Stock at an exercise price of $0.01 per share and expire on January 16, 2029. The Preferred Stock Warrants may be settled on a cashless basis solely in connection with an initial public offering or a Change of Control (as defined in the Series AAA Purchase Agreement).

The Preferred Stock Warrants are an obligation for the Company to issue Series AAA Preferred Stock which is redeemable upon events that are outside the Company’s control and therefore are indexed to an obligation to repurchase the Company’s own shares. As such, the Preferred Stock Warrants are classified as liabilities. The Preferred Stock Warrants are measured at fair value at issuance and at each subsequent reporting date, with changes in fair value recognized in the unaudited condensed statements of operations.

On June 26, 2026, the Preferred Stock Warrant Agreement was amended to provide for automatic exercise of all outstanding warrants, on a net exercise basis, upon closing of the Business Combination. The amendment does not impact the underlying shares that are issuable upon exercise of the Preferred Stock Warrants.

Pre-Funded Warrants

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into Signing Pre-Funded SPAs with the Signing Pre-Funded PIPE Investors. Pursuant to the Signing Pre-Funded SPAs the Company issued and sold in an initial closing, Pre-Funded Convertible Notes (see Note 11. Convertible Notes) and Pre-Funded Warrants to purchase 6,526,961 shares of Elroy Air Common Stock at an exercise price of $12.00 per share.

The initial exercise date of the Pre-Funded Warrants is the date of termination of the Business Combination Agreement if such agreement is terminated in accordance with its terms. The expiration date of the Pre-Funded Warrants is the fifth anniversary of the date of termination of the Business Combination Agreement if such agreement is terminated in accordance with its terms and the exercise period is five years. The exercise price and number of shares are subject to certain adjustments in the event of any stock dividends, stock splits, combinations, reclassifications, or additional issuances of common stock. The terms of the Pre-Funded Warrant agreement allow for cashless exercise and the payment of the Aggregate Exercise Price may be made, at the option of the holder of the Pre-Funded Warrant, by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of the Pre-Funded Warrant with an aggregate Fair Market Value as of the exercise date equal to the Aggregate Exercise Price. If the Business Combination Agreement is terminated in accordance with its terms without the Business Combination closing and following such termination the Company closes on a Change of Control, then, at the effective time of the Change of Control, the holder of the Pre-Funded Warrant is entitled to receive, in cash, the Option Value of the Pre-Funded Warrant.

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Warrant will be one or more warrants to purchase a number of shares of New Elroy Air Common Stock (the “New Elroy Air Series A Investor Warrants”) equal to the quotient of the Aggregate Exercise Price of such Elroy Air Pre-Funded Warrant immediately prior to the effective time of the Merger divided by $12.00.

The Pre-Funded Warrants are a freestanding financial instrument as they are both legally detachable and separately exercisable from the Pre-Funded Convertible Notes. The Pre-Funded Warrants do not meet the requirements for equity classification because certain Change of Control settlement provisions cause the warrants not to be indexed to the Company’s own stock. As a result, the Pre-Funded Warrants were recognized as derivative liabilities. The Pre-Funded Warrants were measured at fair value of $20,312 at issuance and will be remeasured at each subsequent reporting date, with changes in fair value recognized in the unaudited condensed statements of operations. All issuance costs incurred in connection with the issuance of the Pre-Funded Warrants were expensed as incurred.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

12.    WARRANTS (cont.)

Warrants outstanding

As of June 30, 2026, the Company’s outstanding warrants were as follows:

Warrants	Shares Underlying	Class of Underlying Shares	Exercise Price	Expiration	Classification
2019 Warrants	23,625	Common Stock	$0.40	March 28, 2029	Equity
2020 Warrants	43,800	Common Stock	$0.33	November 3, 2030	Equity
2022 Warrants	31,543	Common Stock	$1.23	May 31, 2032	Liability
Preferred Stock Warrants	3,503,705	Series AAA Preferred Stock	$0.01	January 16, 2029	Liability
Pre-Funded Warrants	6,526,961	Common Stock	$12.00	(1)	Liability

____________

(1)      The expiration date of the Pre-Funded Warrants is defined as the fifth anniversary of the date of termination of the Business Combination Agreement.

As of December 31, 2025, the Company’s outstanding warrants were as follows:

Warrants	Shares Underlying	Class of Underlying Shares	Exercise Price	Expiration	Classification
2019 Warrants	23,625	Common Stock	$0.40	March 28, 2029	Equity
2020 Warrants	43,800	Common Stock	$0.33	November 3, 2030	Equity
2022 Warrants	31,543	Common Stock	$1.23	May 31, 2032	Liability
Preferred Stock Warrants	3,503,705	Series AAA Preferred Stock	$0.01	January 16, 2029	Liability

During the six months ended June 30, 2026 and 2025, the Company recognized a loss on the change in fair value of warrant liabilities of $513 and $813, respectively, included within change in fair value of warrant liabilities on the unaudited condensed statements of operations. See Note 17, Fair Value Measurements.

13.    STOCK BASED COMPENSATION

2016 Equity Incentive Plan

On November 12, 2016, the Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”), which provides for the Company to grant incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards (“RSAs”), restricted stock unit awards (“RSUs”) and other stock awards to employees, directors, advisors, consultants, and officers. During the six months ended June 30, 2026 and 2025, the Company only granted service-based stock options under the 2016 Plan. As of June 30, 2026 and December 31, 2025, the total number of shares of common stock that may be issued under the 2016 Plan was 53,920,607 of which 602,755 and 971,921 remained available for future grants, respectively.

Stock Options

Stock options were generally granted with an exercise price as determined by the Company’s Board of Directors on the date of the grant. The options vest over a period determined by the Board of Directors, generally ranging from one to four years.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

13.    STOCK BASED COMPENSATION (cont.)

Stock option activity under the 2016 Plan during the six months ended June 30, 2025 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	5,165,657	$1.12		$—
Granted	48,101,768	0.03
Exercised	(9,202)	1.37		12
Expired	(160,712)	0.71
Forfeited	(1,524,081)	0.07
Outstanding at June 30, 2025	51,573,430	0.14	9.2	24,608
Exercisable at June 30, 2025	9,064,813	$0.49	7.7	$2,829

Stock option activity under the 2016 Plan during the six months ended June 30, 2026 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2025	52,214,340	$0.13		$46,012
Granted	423,968	0.03
Exercised	(783,686)	0.04		2,193
Expired	(54,802)	1.24
Forfeited	—	—
Outstanding at June 30, 2026	51,799,820	0.13	8.3	107,286
Exercisable at June 30, 2026	27,200,941	$0.21	8.0	$54,061

The weighted average grant date fair value per share of stock options granted during the six months ended June 30, 2026 and June 30, 2025 was $1.60 and $0.15, respectively.

During the six months ended June 30, 2026, option holders of the Company exercised 783,686 common stock options, in exchange for cash proceeds of $29. During the six months ended June 30, 2025, option holders of the Company exercised 9,202 common stock options, in exchange for cash proceeds of $13. The total intrinsic value of stock options exercised during the six months ended June 30, 2026 and 2025 was $2,193 and $12, respectively.

During the six months ended June 30, 2026 and 2025, stock-based compensation expense amounted to $1,865 and $2,280, respectively, which is included in the unaudited condensed statements of operations.

As of June 30, 2026, there is $2,265 of unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the 2016 Plan. This cost is expected to be recognized over a weighted average period of 1.6 years.

Because the Company is privately-held and there is no public market for its common stock, the Board of Directors, through the use of a valuation report prepared by an independent third-party specialist, has estimated the grant date fair value of option grants used to determine the related stock-based compensation expense. The valuation uses an OPM method and hybrid method that uses the PWERM method. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimations. The fair value of the common stock contemplates a broad range of factors, including the illiquid nature of the investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events and recent sale and offer prices of common and redeemable convertible preferred stock, if any, in private transactions negotiated at arm’s length.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

13.    STOCK BASED COMPENSATION (cont.)

The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies, as the Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company’s share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

The following table provides the assumptions used in determining the fair value of the stock-based awards:

Six Months Ended June 30,
	2026	2025
Risk-free interest rate	3.61% – 4.12%	3.61% – 4.33%
Expected dividend yield	0.00%	0.00%
Expected volatility	80.00% – 90.00%	80.00% – 90.00%
Expected life in years	3.50 – 4.00	4.00 – 5.00
Discount of lack of marketability	15.00% – 30.00%	30.00% – 32.00%
Fair value of Common Stock	$1.00 – $2.20	$0.11 – $1.00

Expense related to stock-based compensation is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

Total stock-based compensation expense as presented within the unaudited condensed statements of operations was as follows:

	Six Months Ended June 30,
	2026	2025
Cost of revenue	$381	$153
Research and development	479	760
General and administrative	769	1,360
Sales and marketing	236	7
Total	$1,865	$2,280

14.    DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the six months ended June 30, 2026 and 2025, the Company made contributions to the plan in the amounts of $76 and $63, respectively.

15.    INCOME TAXES

Accounting for income taxes for interim periods generally requires the provision for income taxes to be determined by applying an estimate of the annual effective tax rate for the full fiscal year to income or loss before income taxes, adjusted for discrete items, if any, for the reporting period. The Company updates its estimate of the annual effective tax rate each quarter and makes a cumulative adjustment in such period. The Company recorded income tax expense of less than $1 for the six months ended June 30, 2026 and 2025, respectively. Income tax expense consists primarily of income taxes for U.S. states in which the Company conducts business. Due to the Company’s history of losses in the United States, a full valuation allowance on substantially all of the Company’s deferred tax assets, including net operating loss carryforwards, research and development tax credits, and other book versus tax differences, was maintained.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

16.    NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Six Months Ended June 30,
	2026	2025
Net loss	$(11,704)	$(5,093)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	5,972,087	5,697,483
Net loss per share attributable to common shareholders, basic and diluted	$(1.96)	$(0.89)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share as the effect would have been antidilutive:

	Six Months Ended June 30,
	2026	2025
Stock options	52,024,282	51,573,430
Common Stock Warrants	98,968	98,968
Preferred Stock Warrants	3,503,705	3,503,705
Pre-Funded Warrants	6,526,961	—
Series Seed Prime Forward Obligation	—	110,000,000
Redeemable convertible preferred stock	192,694,826	77,568,282
Total	254,848,742	242,744,385

The Pre-Funded Convertible Notes are only convertible upon the occurrence of certain events including the closing of the Business Combination Agreement, a qualified financing, or a change of control. The conversion price and underlying securities depend on the conversion-triggering event, the price of the equity securities issued in such events, and/or the Company’s capitalization at the time. As such, the conversion price and number of underlying shares for the Pre-funded Convertible Notes cannot be determined until a conversion-triggering event occurs. See Note 11, Convertible Notes for additional information.

17.    FAIR VALUE MEASUREMENTS

The following tables present the assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets
Prepayment Option Derivative asset	$—	$—	$148	$148
Total assets	$—	$—	$148	$148
Liabilities
2022 Warrant liabilities	$—	$—	$44	$44
Preferred Stock Warrant liabilities	—	—	11,177	11,177
May 2026 Promissory Notes	—	—	2,308	2,308
Pre-Funded Warrant liabilities	—	—	20,312	20,312
Pre-Funded Convertible Notes	—	—	46,263	46,263
Total liabilities	$—	$—	$80,104	$80,104

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

17.    FAIR VALUE MEASUREMENTS (cont.)

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Liabilities
2022 Warrant liabilities	—	—	22	22
Preferred Stock Warrant liabilities	—	—	10,686	10,686
Total liabilities	$—	$—	$10,708	$10,708

As of December 31, 2025, fair value measurements for the 2022 Warrant liabilities and Preferred Stock Warrant liabilities were estimated by applying a scenario-based valuation framework, reflecting alternative paths available to market participants. Specifically, management assigned a 90% probability to a “stay private” scenario and a 10% probability to a potential IPO scenario, based on the Company’s stage of development, funding environment, and ongoing strategic discussions.

As of June 30, 2026, fair value measurements for the 2022 Warrant liabilities and Preferred Stock Warrant liabilities were estimated by applying a scenario-based valuation framework, reflecting alternative paths available to market participants. Specifically, management assigned a 30% probability to a “stay private” scenario and a 70% probability to a potential IPO scenario, based on the Company’s stage of development, funding environment, and ongoing strategic discussions which includes the execution of the Business Combination Agreement on June 26, 2026.

The following relevant assumptions were used in determining the fair value of the 2022 Warrant liabilities and Preferred Stock Warrant liabilities as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Stay private scenario – Equity Value	$415,000	$300,000 – $310,000
Stay private scenario – Expected liquidity event	12/31/2029	12/31/2029
Stay private scenario – Equity volatility	90.00%	80.00%
Stay private scenario – Discount for lack of marketability	30.00%	30.00% – 32.00%
IPO scenario – Equity Value	$800,000	$1,100,000 – $1,300,000
IPO scenario – Equity volatility	100.00%	80.00%
IPO scenario – Discount for lack of marketability	15.00%	28.00%
Annual dividend yield	0.00%	0.00%
Risk-free rate	4.12%	3.61% – 4.33%

At issuance of the May 2026 Promissory Notes on May 15, 2026 and as of June 30, 2026, the fair value measurement for the May 2026 Promissory Notes was estimated by applying a scenario-based valuation framework, reflecting alternative paths available to market participants. Specifically, at issuance, management assigned a 40% probability to a maturity date scenario and a 60% probability to a potential IPO scenario, based on the Company’s stage of development, funding environment, and ongoing strategic discussions. As of June 30, 2026, management assigned a 30% probability to a maturity date scenario and a 70% probability to a potential IPO scenario to account for the execution of the Business Combination Agreement on June 26, 2026.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

17.    FAIR VALUE MEASUREMENTS (cont.)

The following relevant assumptions were used in determining the fair value of the May 2026 Promissory Notes as of May 15, 2026 and June 30, 2026:

	May 15, 2026	June 30, 2026
Maturity scenario – Expected repayment date	0.76 years	0.63 years
Maturity scenario – Payment multiple	1.0x	1.0x
Maturity scenario – Risk-free rate	3.80%	4.00%
Maturity scenario – Credit spread	8.69%	9.15%
IPO scenario – Expected liquidity event	0.48 years	0.35 years
IPO scenario – Payment multiple	1.2x	1.2x
IPO scenario – Risk-free rate	3.76%	3.93%
IPO scenario – Credit spread	8.69%	9.15%

At issuance of the Pre-Funded Convertible Notes on June 26, 2026 and as of June 30, 2026, the fair value measurement for the Pre-Funded Convertible Notes was estimated by applying a scenario-based valuation framework, reflecting alternative paths available to market participants. Specifically, management assigned a 30% probability to a maturity date scenario and a 70% probability to a potential IPO scenario, based on the Company’s stage of development, funding environment, and ongoing strategic discussions which includes the execution of the Business Combination Agreement on June 26, 2026. Given the absence of any significant changes between the date of issuance and the reporting date, management determined the June 30, 2026 fair values were representative of the fair value at issuance. Accordingly, there is no change in the fair value of the Pre-Funded Convertible Note during the six months ended June 30, 2026.

The following relevant assumptions were used in determining the fair value of the Pre-Funded Convertible Notes as of June 30, 2026:

June 30, 2026
Maturity scenario – Expected repayment date	0.99 years
Maturity scenario – Risk-free rate (semi-annual)	3.98%
Maturity scenario – Credit spread	25.0%
IPO scenario – Expected liquidity event	0.35 years
IPO scenario – Risk-free rate (semi-annual)	3.93%
IPO scenario – Credit spread	25.0%
IPO scenario – Volatility	90.0%
IPO scenario – Dividend yield	0.0%

At issuance of the Pre-Funded Warrant liabilities on June 26, 2026 and as of June 30, 2026, the fair value measurement for the Pre-Funded Warrant liabilities was estimated by applying a scenario-based valuation framework, reflecting alternative paths available to market participants. Specifically, management assigned a 30% probability to a change of control scenario and a 70% probability to a potential IPO scenario, based on the Company’s stage of development, funding environment, and ongoing strategic discussions which includes the execution of the Business Combination Agreement on June 26, 2026. Given the absence of any significant changes between the date of issuance and the reporting date, management determined the June 30, 2026 fair values were representative of the fair value at issuance. Accordingly, there is no change in the fair value of the Pre-Funded Warrant liabilities during the six months ended June 30, 2026.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

17.    FAIR VALUE MEASUREMENTS (cont.)

The following relevant assumptions were used in determining the fair value of the Pre-Funded Warrant liabilities as of June 30, 2026:

June 30, 2026
Change of control scenario – Expected liquidity event	3.5 years
Change of control scenario – Risk-free rate (continuous)	4.12% – 4.15%
Change of control scenario – Volatility	50.0% – 100.0%
Change of control scenario – Dividend yield	0.0%
IPO scenario – Expected liquidity event	0.35 years
IPO scenario – Risk-free rate (continuous)	3.95% – 4.17%
IPO scenario – Volatility	90.0%
IPO scenario – Dividend yield	0.0%

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to the forward contract liability, 2022 Warrant liabilities and Preferred Stock Warrant liabilities outstanding during the six months ended June 30, 2025 were as follows:

	Forward contract liability	2022 Warrant liabilities	Preferred Stock Warrant liabilities
Fair value as of December 31, 2024	$17,142	$2	$2,726
Subsequent Series Seed Prime closings	3,425	—	—
Change in fair value of warrant liabilities	—	—	813
Change in fair value of forward contract liability	(1,908)	—	—
Balance, June 30, 2025	$18,659	$2	$3,539

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to the Prepayment Option Derivative asset, 2022 Warrant liabilities, Preferred Stock Warrant liabilities, May 2026 Promissory Notes, Pre-Funded Warrant liabilities, and Pre-Funded Convertibles Notes outstanding during the six months ended June 30, 2026 were as follows:

	Prepayment Option Derivative asset	2022 Warrant liabilities	Preferred Stock Warrant liabilities	May 2026 Promissory Notes	Pre-Funded Warrant liabilities	Pre-Funded Convertible Notes
Fair value as of December 31, 2025	$—	22	$10,686	$—	$—	$—
Change in fair value of warrant liabilities	—	22	491	—	—	—
Change in fair value of derivative asset	148	—	—	—	—	—
Issuance of May 2026 Promissory Notes	—	—	—	4,534	—	—
Change in fair value of short-term debt	—	—	—	140	—	—
Settlement of May 2026 Promissory Notes	—	—	—	(2,366)	—	—
Issuance of Pre-Funded Warrant liabilities	—	—	—	—	20,312	—
Issuance of Pre-Funded Convertible Notes	—	—	—	—	—	46,263
Balance, June 30, 2026	$148	$44	$11,177	$2,308	$20,312	$46,263

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

17.    FAIR VALUE MEASUREMENTS (cont.)

The Company elected the fair value option for the May 2026 Promissory Notes. Upon issuance, the note was recorded at its fair value of $4,534, which exceeded proceeds received of $4,050, resulting in a loss on issuance of $484 recognized in other expense, net on the unaudited condensed statement of operations. Unrealized losses related to the change in fair value of the May 2026 Promissory Notes for the six months ended June 30, 2026 was $140, which is included within change in fair value of short-term debt on the unaudited condensed statement of operations. On June 30, 2026, the Company partially settled the May 2026 Promissory Notes. The $2,497 settled exceeded the $2,366 fair value of the May 2026 Promissory Notes settled, resulting in a loss on debt extinguishment of $131 recognized in other expense, net on the unaudited condensed statement of operations.

18.    SEGMENT REPORTING

The Company operates as a single operating and reportable segment. The Company has identified its CODM to be its Chief Executive Officer. The CODM reviews financial information prepared and presented on an entity-wide level for the purposes of making operational decisions, assessing Company performance, and allocating resources. The CODM uses net loss to evaluate performance, allocate resources, set incentive compensation targets, and plan for future periods. The Company develops aircraft, autonomous software, and cargo pods for its customers, as well as provide any related servicing. The measure of segment assets is reported on the unaudited condensed balance sheets as total assets.

The following table presents the significant segment expenses, which are regularly provided to the CODM:

	Six Months Ended June 30,
	2026	2025
Revenue	$4,542	$1,511
Significant segment expenses:
Cost of revenue	(964)	(1,255)
Research and development expenses	(6,503)	(2,592)
General and administrative expenses	(7,152)	(3,404)
Sales and marketing expenses	(615)	(165)
Change in fair value of warrant liabilities	(513)	(813)
Change in fair value of Series Seed Prime Forward Obligation liability	—	1,908
Change in fair value of short-term debt	(140)	—
Total significant segment expenses	$(15,887)	$(6,321)
Other segment items:
Interest income	11	54
Interest expense	—	(38)
Other expense, net	(518)	(299)
Change in fair value of derivative asset	148	—
Total other segment items	(359)	(283)
Loss before income tax expense	(11,704)	(5,093)
Income tax expense	—	—
Net loss	$(11,704)	(5,093)

Other segment items include interest income, interest expense, other expense, net, and change in fair value of derivative asset. Management determined these items are not significant segment expenses because they are either non-operating in nature or individually and collectively are not significant to the CODM’s assessment of segment performance and resources allocation decisions.

While the CODM does not assess financial information on an individual customer or contract basis, the Company does have both U.S. government agencies and commercial customers (refer to Note 3, Revenue Recognition). The CODM does not assess discrete financial information for revenues abroad.

ELROY AIR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

19.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 8, 2026, the date these unaudited condensed financial statements were available to be issued.

On July 1, 2026, the Company paid off the $296 outstanding principal balance on the Prologis Promissory Note for $148. The difference relates to the 50% early payoff discount that was included within the Prologis Promissory Note.

On July 1, 2026, the Company paid off the remaining balance of $2,437 of the $4,050 May 2026 Promissory Notes, which included $2,000 in principal and $30 in interest. The remaining portion of the repayment represents the 20% premium on principal and accrued interest.

On August 17, 2026, the Company was awarded a non-binding multi-year Small Business Innovation Research (“SBIR”) Phase III firm-fixed price contract with the US Army, to develop and demonstrate an autonomous Group IV hybrid vertical takeoff and landing (“VTOL”) unmanned aircraft system for modular multi-mission payload delivery. The contract has a stated contract amount of up to $46,059 with an estimated completion date of February 18, 2029, inclusive of a base period and priced option periods, and baseline funding of $11,998 that spans two fiscal years with a period of performance from August 19, 2026 to August 18, 2027. Contract milestones include contract kickoff, flight demonstration, and integrating hardware and technologies for tablet-based drone operations. $5,135 of the $11,998 was obligated at the time of the award and was initially funded from the U.S. Department of War’s fiscal 2026 research, development, test and evaluation, defense-wide funds. The remaining $6,863 will be obligated during fiscal year 2027. No revenues or costs associated with this contract were recognized as of June 30, 2026.

Between July 31, 2026 and September 15, 2026, the Company and certain accredited investors named therein (the “Post-Signing Pre-Funded PIPE Investors”) entered into additional securities purchase agreements (the “Post-Signing Pre-Funded SPAs,” collectively with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”) pursuant to which the Post-Signing Pre-Funded Investors purchased for approximately $8,425, additional Pre-Funded Convertible Notes with a principal amount of approximately $9,912 and Pre-Funded Warrants to purchase 825,979 shares of Elroy Air Common Stock, on the same terms and conditions as the Signing Pre-Funded SPA (the “Post-Signing Pre-Funded Note Investment” and together with the Signing Pre-Funded Note Investment, the “Pre-Funded Note Investment”).

On September 14, 2026, the Company signed an amended memoranda of understanding (“MOU”) with Bristow Group to increase the Company’s deposit-backed orders from 5 to 15.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Elroy Air, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Elroy Air, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2025 and 2024, the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $155.6 million and used $6.0 million of cash from operating activities during the year ended December 31, 2025, and as of that date, the Company’s current liabilities exceeded its current assets by $1.0 million, and its total liabilities exceeded its total assets by $10.9 million. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2026.

Los Angeles, California

August 7, 2026 (except for Note 1, under the section “Correction of Immaterial Error”, and Note 8, as to which the date is October 8, 2026)

ELROY AIR, INC.
Statements of Operations
(in thousands of U.S. dollars, except share and per share data)

	Years Ended December 31,
	2025	2024
Revenue	$2,435	$4,064
Cost of revenue	2,003	3,509
Gross profit	432	555

Operating expenses:
Research and development	6,708	8,464
General and administrative	6,103	5,928
Sales and marketing	1,257	781
Total operating expenses	14,068	15,173

Loss from operations	(13,636)	(14,618)

Other (expense) income:
Interest income	81	230
Interest expense	(39)	(214)
Other expense, net	(426)	(98)
Change in fair value of warrant liabilities	(7,980)	6,309
Change in fair value of forward contract liability	(133,553)	(10,404)
Restructuring expense	—	(214)
Total other expense, net	(141,917)	(4,391)

Loss before income tax expense	(155,553)	(19,009)

Income tax expense	(2)	—

Net loss	(155,555)	(19,009)

Special mandatory conversion of preferred stock to common stock	527	—

Net loss attributable to common stockholders	$(155,028)	$(19,009)

Net loss per share:
Basic and diluted	$(27.10)	$(3.34)

Weighted-average shares outstanding:
Basic and diluted	5,721,060	5,689,214

See accompanying notes to financial statements.

ELROY AIR, INC.
Balance Sheets
(in thousands of U.S. dollars, except share and per share data)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash	$2,248	$5,281
Restricted cash	30	30
Accounts receivable, net	44	102
Other current assets	665	1,131
Total current assets	2,987	6,544

Non-current assets:
Property and equipment, net	824	1,501
Operating lease right-of-use assets	395	815
Other non-current assets	13	13
Total non-current assets	1,232	2,329
Total assets	$4,219	$8,873

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	1,079	1,399
Deferred revenue	1,882	307
Current portion of long-term debt	96	1,496
Current portion of operating lease liabilities	302	819
Forward contract liability	—	17,142
Other current liabilities	642	375
Total current liabilities	4,001	21,538

Non-current liabilities:
Long-term debt	248	—
Operating lease liabilities	161	412
Warrant liabilities	10,708	2,728
Total non-current liabilities	11,117	3,140
Total liabilities	15,118	24,678

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock, $0.0001 par value; 357,495,634 and 340,282,006 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 191,920,872 and 60,736,422 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively; $110,052 and $105,590 liquidation preference as of December 31, 2025 and December 31, 2024, respectively	254,437	99,300
Stockholders’ deficit:
Common stock, $0.0001 par value, 269,130,000 and 259,550,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 5,836,828 and 5,689,214 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	4	4
Additional paid-in capital	5,516	719
Accumulated deficit	(270,856)	(115,828)
Total stockholders’ deficit	(265,336)	(115,105)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$4,219	$8,873

See accompanying notes to financial statements.

ELROY AIR, INC.
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands of U.S. dollars, except share and per share data)

	Redeemable Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Elroy Air, Inc.
Balance at January 1, 2024	—	$—	19,310,296	$48,583	5,689,214	$4	$1,128	$(72,165)	$(22,450)
Reclass of permanent equity to temporary equity in connection with issuance of Series AAA preferred stock	19,310,296	74,365	(19,310,296)	(48,583)	—	—	(1,128)	(24,654)	(74,365)
Conversion of SAFEs to Series AAA preferred stock	9,334,624	24,685	—	—	—	—	—	—	—
Issuance of Series AAA preferred stock	2,064,874	—	—	—	—	—	—	—	—
Issuance of Series A Prime preferred stock	28,950,776	—	—	—	—	—	—	—	—
Conversion of customer deposit to Series A Prime preferred stock	1,075,852	250	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	719	—	719
Net loss	—	—	—	—	—	—	—	(19,009)	(19,009)
Balance at December 31, 2024	60,736,422	$99,300	—	$—	5,689,214	$4	$719	$(115,828)	$(115,105)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Elroy Air, Inc.
Balance at December 31, 2024	60,736,422	$99,300	5,689,214	$4	$719	$(115,828)	$(115,105)
Issuance of common stock related to option exercise	—	—	145,132	—	17	—	17
Issuance of Series A Prime preferred stock	20,144,187	—	—	—	—	—	—
Conversion of customer deposit to Series A Prime preferred stock	1,291,023	300	—	—	—	—	—
Special mandatory conversion of preferred stock to common stock	(250,758)	(529)	2,482	—	2	527	529
Issuance of Series Seed Prime preferred stock	109,999,998	155,366	—	—	—	—	—
Stock-based compensation	—	—	—	—	4,778	—	4,778
Net loss	—	—	—	—	—	(155,555)	(155,555)
Balance at December 31, 2025	191,920,872	$254,437	5,836,828	$4	$5,516	$(270,856)	$(265,336)

See accompanying notes to financial statements

ELROY AIR, INC.
Statements of Cash Flows
(in thousands of U.S. dollars)

	Years Ended, December 31,
	2025	2024
Operating activities:
Net loss	$(155,555)	$(19,009)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	323	359
Amortization of debt issuance costs	3	14
Stock-based compensation	4,778	719
Loss/(gain) on sales of property and equipment	265	(3)
Gain on lease modifications	—	(376)
Change in fair value of warrant liabilities	7,980	(6,309)
Change in fair value of Series Seed Prime forward contract liability	133,553	10,404
Loss on debt prepayment	125	—
Change in operating assets and liabilities:
Accounts receivable, net	58	(100)
Other current assets	466	(157)
Other non-current assets	—	125
Accounts payable	251	(211)
Operating lease assets, net	(348)	348
Deferred revenue	1,575	(25)
Other current liabilities	567	(373)
Net cash used in operating activities	$(5,959)	$(14,594)

Investing activities:
Purchase of property and equipment	(11)	(280)
Proceeds from sales of property and equipment	100	5
Net cash provided by (used in) investing activities	$89	$(275)

Financing activities:
Repayments of debt	(1,664)	(2,017)
Proceeds from issuance of common stock related to option exercise	17	—
Proceeds from issuance of Series AAA Preferred Stock and Warrants	—	9,005
Proceeds from issuance of Series A Prime and Series Seed Prime Preferred Stock	4,671	6,738
Payment of preferred stock and warrant liability issuance costs	(91)	(246)
Payment of forward contract liability issuance costs	(96)	—
Net cash provided by financing activities	$2,837	$13,480

Net change in cash and restricted cash	(3,033)	(1,390)
Cash and restricted cash at the beginning of the period	5,311	6,701
Cash and restricted cash at end of period	$2,278	$5,311

Reconciliation of cash and restricted cash to balance sheets
Cash	2,248	5,281
Restricted cash	30	30
Total cash and restricted cash	$2,278	$5,311

Supplemental schedule of cash flow information
Cash paid for interest, including lease liabilities	36	200
Cash received for interest	81	230
Net cash paid for state income taxes	2	—

Non-cash investing and financing activities
Conversion of rent payable to promissory note	384	—
SAFE notes converted into equity	—	24,685
Customer deposit converted into preferred stock	300	250
Issuance of Series Seed Prime Preferred Stock to Series Seed Prime Forward Obligation holders	(155,366)	—
Accrued preferred stock and warrant issuance costs	—	91
Accrued forward contract liability issuance costs	312	265

See accompanying notes to financial statements.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

1.      DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

Elroy Air, Inc. (the “Company”) is a Delaware corporation founded in November 2016 and is headquartered in Byron, California. The Company leverages autonomous flight to materially improve logistics speed, safety, and operational efficiency. The Company specializes in hybrid-electric architecture which offers long-range operations and fast turnaround without charging infrastructure to meet both defense and commercial needs. The Company is in the development phase for its aircraft and autonomous software.

Since inception, the Company has devoted substantially all its time and efforts to performing research and development activities, designing manufacturing processes and raising capital to support these operations. The Company is subject to risks and uncertainties common to early-stage companies in the aerospace industry including, but not limited to, difficulty in obtaining relevant regulatory approvals for the commercialization of its aircraft in the United States or in foreign markets, dependence on strategic relationships, protection of intellectual property, and technological challenges which could delay product development. The Company’s business plan requires a significant amount of capital, and its future capital needs may require the Company to issue additional equity or debt securities that may dilute its shareholders or introduce covenants that may restrict its operations.

On June 26, 2026, the Company entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA”) with Columbus Circle Capital Corp. II, a Cayman Islands exempted company (which will be renamed Inflection Point Acquisition Corp. VII, “Inflection Point”) and Nasdaq-listed special purpose acquisition company (a “SPAC” and the “Purchaser”), and IPGX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Inflection Point (“Merger Sub”). Under the terms of the BCA, the Purchaser will domesticate as a Delaware corporation (the “Domestication”), and Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Purchaser (the “Merger”). In connection with the Merger, the combined company will change its name (such company after the closing of the Business Combination, “New Elroy Air”).

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.

Correction of Immaterial Error

The accompanying financial statements have been revised to update the disclosure in Note 8, Leases, related to the Kratos Sacramento Manufacturing Facility and presentation of lease expense. Following additional analysis of the arrangement, the Company determined that the research and development activities performed pursuant to the development and manufacturing agreement with Kratos should be evaluated separately from the embedded lease arrangement associated with the dedicated manufacturing facility and equipment. Accordingly, research and development costs incurred under the agreement are not considered variable lease costs. This revision did not affect the Company’s previously reported Statements of Operations, Balance Sheets, Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit, and Statements of Cash Flows. As a result, the operating lease expense and variable lease expense amounts disclosed in Note 8, Leases, have been revised to conform with the updated assessment of the arrangement and updated presentation of lease expense. The Company has summarized the impact of this revision to its previously issued financial statements, including the impacts to Note 8, Leases, as follows:

	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024
	As Reported	Adjusted	As Revised	As Reported	Adjusted	As Revised
Operating lease expense	$496	$73	$569	$1,469	$158	$1,627
Variable lease expense	441	(441)	—	158	(158)	—
Total costs	$937	$(368)	$569	$1,627	$—	$1,627

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity

The financial statements have been prepared in accordance with U.S. GAAP assuming that the Company will continue as a going concern over the next twelve months. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, the Company’s obligations under its borrowing arrangements (refer to Note 7. Debt) and Pre-PIPE transactions (refer to Note 19. Subsequent Events).

Since its inception, the Company has primarily operated in the pre-commercialization stage and funded historical losses through debt and equity financings. The Company expects to incur additional net losses while it continues to advance its commercialization efforts and pursue profit-generating revenue contracts with customers, namely, the United States (“U.S.”) government.

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into securities purchase agreements (the “Pre-Funded SPAs”) with certain accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP (“Inflection Point Fund”). Pursuant to the Pre-Funded SPAs, the Pre-Funded PIPE Investors agreed, among other things, to purchase, and the Company issued and sold, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78,300 and warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $66,600 (the “Pre-Funded Note Investment”). The Pre-Funded Convertible Notes bear simple interest at 12.0% per annum and mature on June 26, 2027. Upon the closing of the Business Combination, the outstanding principal and accrued interest automatically convert into equity of the combined company.

During the years ended December 31, 2025 and 2024, the Company incurred net losses in the amounts of $155,555 and $19,009, respectively, and generated negative cash flows from operations in the amounts of $5,959 and $14,594, respectively. Additionally, as of December 31, 2025, the Company has an accumulated deficit in the amount of $270,856 and cash of $2,248. Based on the Company’s liquidity position as of December 31, 2025, the Company’s current forecast of operating results and cash flows, combined with the effect of the financing transactions discussed above and in Note 19. Subsequent Events, management expects that the Company’s existing cash resources will be sufficient to fund its planned operations for at least twelve months following the date these financial statements are issued. However, the Pre-Funded Convertible Notes mature within that period and, if the Business Combination is not consummated prior to the maturity date, the holders may require repayment of principal and accrued interest in cash. Accordingly, management determined that there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the date these financial statements are issued.

The ability of the Company to satisfy its obligations and recover its costs will be primarily dependent upon the future financial and operating performance of the Company and the Company is evaluating strategies to finance its future obligations. These strategies include, but are not limited to, obtaining additional financing via the additional PIPE financing transactions discussed in Note 19. Subsequent Events, effecting a reverse recapitalization with a special purpose acquisition company, upon the closing of which the Pre-Funded Convertible Notes convert into equity and cease to represent a cash repayment obligation, and obtaining profit-producing revenue contracts with customers including the U.S. government. The Company may not be able to access additional debt or equity financings under acceptable terms, may not be successful in effectuating a reverse recapitalization with a special purpose acquisition company, and may not be able to grow its revenue base.

The financial statements do not include any adjustments to recorded amounts or the classification of assets and liabilities related to these uncertainties. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of assets and liabilities, and the reported amounts of income and expenses, may be required and material.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting periods.

On an ongoing basis, the Company evaluates the estimates used to prepare its financial statements. Significant estimates and assumptions reflected within these financial statements include, but are not limited to, revenue recognition, the estimation of anticipated costs to complete a contract, the Company’s allocation between cost of revenue and research and development expenses, valuation of liability classified equity instruments, the Company’s incremental borrowing rate, valuation and recognition of stock-based compensation awards, income taxes, impairment and useful lives of our long-lived assets, and when technological feasibility is achieved for our products.

Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company’s financial position and results of operations.

Cash

The Company’s cash consists of cash maintained within standard checking, savings, and demand deposit accounts.

Restricted Cash

The Company’s restricted cash consists of cash maintained to support the Company’s credit cards program.

Accounts Receivables and Allowance for Credit Losses

Accounts receivables are recorded at the original invoiced amount less an allowance for credit losses. The Company estimates allowance for credit losses on accounts receivable based on the creditworthiness of each customer, historical collection experience, current conditions, future expectations and aging of the receivables. The Company writes off accounts receivable against the allowance for credit losses when a balance is unlikely to be collected.

As of December 31, 2025 and 2024, the allowance for credit losses is immaterial to the financial statements.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with accredited financial institutions in amounts which at times exceed federally insured limits. The Company monitors the credit standing of such financial institutions in order to limit credit risk. The Company has not experienced any losses on its cash and believes it is not exposed to any significant losses due to credit risk on cash.

Major customers are defined as those individually comprising more than 10% of the Company’s total revenue. The Company’s revenue related to its major customers was as follows:

	For the Year Ended December 31,
	2025	2024
Customer 1	100.0%	64.8%
Customer 2	—	35.2%

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s customers that accounted for 10% or more of the total accounts receivable, were as follows:

	December 31,
	2025	2024
Customer 1	100.0%	100.0%

Other Current Assets

Other current assets include prepaid expenses, deposits paid to vendors, and other miscellaneous receivables.

Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method of over the estimated useful life of each asset. The estimated useful lives are as follows:

Estimated Useful Lives
Vehicles	3-7 years
Machinery and equipment	3-7 years
Leasehold improvements	The shorter of the useful life or the lease term

Expenditures for additions and improvements are capitalized at cost, while expenditures for repairs and maintenance are expensed as incurred. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other expense, net in the statements of operations.

Impairment of Long-Lived Assets

All long-lived assets are reviewed by the Company for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2025 and 2024, the Company determined that there have been no significant events or changes in circumstances that would cause the impairment of any of the Company’s long-lived assets.

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement qualifies as a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is established if the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

When the Company determines a lease exists, the lease is classified as either operating or finance leases at the commencement date. The Company records an operating lease right-of-use (“ROU”) asset and corresponding operating lease liability in the balance sheet. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company, and any prepaid lease payments less any incentives received.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At the date of commencement, lease liabilities are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. When available, the rate implicit in the lease is used to discount lease payments to present value; however, most leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate (“IBR”), which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included as a component of cost of revenue, research and development or general and administrative expenses in the statements of operations based on the nature of the lease.

The Company has elected the practical expedient to not separate lease components from non-lease components when allocating lease contract considerations for all classes of underlying assets. The Company has also elected to account for variable lease payments in the period in which the obligation for the payments is incurred.

Term Debt

Term debt represents obligations of the Company to pay a specified amount of money at a future date. These obligations may arise from borrowings from financial institutions, private lenders, or other entities and are classified as either current or non-current liabilities based on their maturity dates.

The Company recognizes term debt obligations on an amortized cost basis at their principal amount, net of unamortized debt issuance costs, discounts and premiums. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the statements of operations. Interest payments are made in accordance with the terms of the debt instrument.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt instruments are recorded as a direct deduction against the associated debt liability, consistent with debt discounts. These costs are included in long-term debt in the Company’s balance sheet and are amortized over the term of the associated debt as a component of interest expense using the effective interest rate method.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified in temporary equity as all classes may be subject to redemption upon the occurrence of an event that is not solely within the control of the Company. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives, and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the statements of operations.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and the applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments (if they were issued with another instrument), whether the warrants

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

meet the definition of a liability, and if not, whether the warrants meet the requirements for equity classification. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and remeasured at fair value on each balance sheet date thereafter as a component of warrant liabilities on the Company’s balance sheets. Changes in the estimated fair value of the warrants are non-cash gain or loss recognized in change in fair value of warrant liabilities in the statements of operations.

Fair Value Measurements

The Company’s financial instruments consist of cash, trade receivables, trade payables, long-term debt, forward contract liability, common stock warrants and preferred stock warrants. The carrying amount of cash, trade receivables, and trade payables approximates fair value because of the short-term nature of the instruments. The carrying amount of the Company’s long-term debt approximates its fair value as the effective interest rate approximates market rates currently available to the Company. The Company’s equity classified common stock warrants are initially recorded in equity at the value allocated to them and are not subject to remeasurement in subsequent periods. The Company’s liability classified forward contract, common stock warrants and preferred stock warrants are initially recorded at fair value and are subject to remeasurement at each balance sheet date, with changes in fair value recognized in the statements of operations.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Revenue Recognition

To date, revenue activities have consisted of providing governmental agencies with research and development services to support their assessment of autonomous aircraft technologies and related applications.

The Company enters into and performs under two types of contracts, fixed-price and time-and-materials contracts. Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent the Company’s actual costs vary from the estimates upon which the price was negotiated, the Company will

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

generate more or less profit or could incur a loss. Under time-and-materials contracts, the Company agrees to perform the specified work for a pre-determined rate per hour, as well as the reimbursement of other direct billable costs which are presented on a gross basis.

For each new contract entered into, the Company first determines if the counterparty meets the definition of a customer in the context of the arrangement. If the Company concludes that the arrangement’s counterparty is not a customer, the Company accounts for the arrangement based on the applicable accounting standards. The Company derives its revenues primarily through its engineering and autonomy development programs with U.S. governmental agencies, including the U.S. Air Force and the U.S. Army. These contracts are structured to support research and development efforts, prototype demonstrations, system integration activities, and the design, demonstration, and integration of autonomous flight technologies. The Company also engages in commercial activities with foreign governmental agencies and private sector customers.

Revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. The Company applies the following five steps: (1) identification of the contract with the customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to performance obligations in the contract, and (5) recognition of revenue when (or as) the Company satisfies the performance obligations.

A performance obligation is the unit of account and represents a promise in a contract to transfer a distinct good or service, or a series of distinct goods or services. At contract inception, the Company assesses whether the goods or services promised within each contract are separate performance obligations. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. The Company’s product and service revenue includes single or multiple performance obligations as the underlying contracts specify discrete activities or deliverables in which the customer can benefit from use of each either on its own or with other readily available resources.

The transaction price is the amount of consideration that the Company would expect to be entitled to under a contract upon fulfillment of the performance obligations. The starting point for estimating the transaction price is the selling price stipulated in the contract, however, the Company also includes an estimate of variable consideration to the extent that it is probable that it will not result in a significant future reversal of revenue. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative basis according to their standalone selling prices. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the Company does not have a history of selling a performance obligation, management applies judgment to estimate the standalone selling price, taking into consideration available information, including market conditions, factors considered to set list prices, pricing of similar products, and internal pricing objectives.

The Company recognizes revenue over time for a performance obligation when there is a continuous transfer of control to the customer, the Company’s performance on the contract creates or enhances an asset that the customer controls as the asset is created or enhanced, or the Company’s performance does not create an asset with an alternative use to the Company and there is an enforceable right to payment for performance completed to date. All other performance obligations are recognized at a point in time.

For fixed-price performance obligations recognized over time, the Company measures progress using the cost-to-cost input method, as the Company believes this represents the most appropriate measure towards satisfaction of its performance obligation. Under the cost-to-cost input method, the Company records revenue based upon the proportion of total costs (such as materials and labor hours) incurred to date relative to the total estimated cost at completion.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes revenue on its engineering and development contracts with the U.S. government primarily over time, as control of the services is continuously transferred throughout the performance period. This continuous transfer is supported by standard U.S. government contract clauses, including the right to terminate for convenience and the obligation to reimburse the contractor for costs incurred plus reasonable compensation. These provisions, along with the customer’s ability to benefit from the work-in-progress through interim deliverables and technical reports, support over time revenue recognition.

For time-and-materials contracts, the Company has a right to consideration from the customer in an amount that corresponds directly with the value of the Company’s performance and recognizes revenue in the amount to which the Company has a right to invoice (the “right to invoice” practical expedient). Under this practical expedient, if an entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date, the entity may recognize revenue in the amount to which the entity has a right to invoice.

Contract Assets and Liabilities

The timing of revenue recognition, customer billings and cash collections for each contract results in a net contract asset or deferred revenue liability at the end of each reporting period.

Contract assets consist of unbilled receivables, which is the amount of revenue recognized that exceeds the amount billed to the customer. Contract liabilities consist of deferred revenue, which represents cash advances received prior to performance for programs and billings in excess of revenue recognized.

Contract Estimates

The Company’s contracts are complex and require the Company to estimate total costs to perform over the term of the contracts, as well as the measurement of progress towards completion for each performance obligation. Developing the estimated total cost at completion for each performance obligation requires the use of significant management judgment, including assumptions regarding timing, labor hours, allocation of shared costs, the complexity of the work to be performed, the availability and cost of materials, and the performance of subcontractors.

As a significant change in one or more of these estimates could affect the profitability of the Company’s contracts, the Company regularly reviews and updates its contract-related estimates. The Company recognizes changes in estimated contract revenue or costs and the resulting changes in contract profit on a cumulative basis.

Costs of Revenue

Cost of revenue primarily includes the direct cost of labor (salaries, stock-based compensation, and benefits) for personnel involved in performing operations, direct cost of materials, professional services, subcontractor expense, field-service representatives, hardware costs, travel costs, allocated overhead costs, depreciation and other direct costs. Costs are expensed as incurred except for costs incurred to fulfill a contract, which are capitalized and amortized over the expected period of performance. Cost of revenue also includes provisions for loss contracts.

Research and Development Costs

Research and development expenses consist primarily of personnel-related costs for the Company’s development team, including salaries, benefits, bonuses, stock-based compensation, and allocated overhead costs. Research and development expenses also include contractor or professional service fees, suppliers and materials for new product development, rent and other corporate costs attributable to research and development activities. Research and development costs are expensed as incurred.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and Administrative Costs

General and administrative expenses consist primarily of personnel-related costs associated with the Company’s supply chain, legal, finance, human resources and administrative personnel, including salaries, benefits, bonuses, stock-based compensation and allocated overhead costs. General and administrative expenses also include external legal, accounting, professional services fees, software services dedicated for use by the Company’s general and administrative functions, travel, insurance, and other corporate and administrative expenses.

Sales and Marketing Costs

Sales and marketing expenses consist primarily of personnel-related costs for the Company’s business development, sales and marketing staff, including salaries, benefits, bonuses, commissions, stock-based compensation, and allocated overhead costs. Sales and marketing expenses also include travel expenses and other expenses associated with the Company’s marketing and business development programs.

Advertising Costs

The Company expenses advertising costs as incurred. During the years ended December 31, 2025 and 2024, advertising expense is immaterial to the financial statements.

Stock Based Compensation

The Company recognizes stock-based compensation expense on awards granted under the Elroy Air, Inc. 2016 Equity Incentive Plan (the “2016 Plan”). These awards include incentive stock options (“ISOs”) granted to employees as well as nonqualified stock options (“NSOs”) or restricted stock awards (“RSAs”) granted to directors, advisors, consultants, employees, and officers of the Company.

Stock-based compensation expense is recorded for awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards or combinations of time-based and performance-based awards. The Company expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that the Company determines that the achievement of the performance thresholds is probable. The Company accounts for forfeitures as they occur and does not estimate forfeitures at the time of the grant. Ultimately, the actual expense recognized over the vesting period will be for only those options and restricted stock awards that vest.

Determination of Fair Value of Common Stock

Since there has been no public market for the Company’s common stock, the fair value of our common stock at the time of each grant of a stock-based award has been determined by the Board of Directors with input from management and valuations prepared by an independent third-party valuation specialist. The third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company estimated the fair value of its common stock using valuation methodologies that include an option-pricing method (“OPM”) and a hybrid method, both of which used calibrations to transaction-implied values from fundraising rounds and were further corroborated with income and market approaches to estimate our equity value. Key inputs to the OPM method include the expected life of the award, expected volatility, expected dividend yield, risk-free interest rate, and a discount for lack of marketability.

The hybrid method is a probability-weighted expected return method (“PWERM”). The PWERM applies a scenario-based valuation framework that incorporates the weighted probability of multiple liquidity scenarios based on the probability of the scenario’s occurrence, while also utilizing the OPM method to estimate the allocation of

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

equity value in one or more of the scenarios. Key inputs to the PWERM method include expected time to exit, risk free rate, expected volatility, expected dividend yield, a discount for lack of marketability, and liquidity event scenario probability.

In addition, the Company considers various objective and subjective factors when determining if there were material changes to the fair value of the common stock between the valuation date and grant date including actual operating performance and financial results, current business conditions and projections, the market performance of comparable publicly traded companies, and the U.S. and global capital market conditions.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting. The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on an annual basis. The Company records a valuation allowance when, based on the weight of available evidence, it expects future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company’s statements of operations. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions, if any, in its provision for income taxes. No such interest or penalties were recognized during the periods presented and the Company had no accruals for interest and penalties as of December 31, 2025 and 2024. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when instruments are issued that meet the definition of participating securities. The two-class method determines net loss per common share and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all loss for the period had been distributed. In a net loss period, losses are only allocated if such participating securities have contractual obligations to fund such losses.

The Company’s preferred stock and simple agreements for future equity (“SAFEs”) are participating securities. The holders of preferred stock and SAFEs are entitled to dividends in preference to common stockholders on an as-converted basis, if declared by the Company. Such dividends are not cumulative. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM, who is the Chief Executive Officer, reviews financial information on a company-wide basis to make operating decisions, assess performance, and make resource allocation decisions, leading to decisions related to resource allocations in relation to profit and loss. Accordingly, the Company has determined that it has one operating segment.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The guidance also requires all public entities with a single reportable segment have to provide all the disclosures required by Accounting Standards Codification Topic 280 (“ASC 280”), including the significant segment expense disclosures. The new standard is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, and applied it retrospectively to periods presented.

In December 2023, the FASB issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for annual periods beginning after December 15, 2024 for public business entities and after December 15, 2025 for all other entities, with early adoption permitted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied it retrospectively to periods presented.

Recently Issued Accounting Pronouncements

In March 2024, the FASB issued Accounting Standards Update 2024-02 (“ASU 2024-02”), Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes various references to concepts statements from the FASB Accounting Standards Codification as they were deemed to be extraneous and not required to understand or apply the guidance. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025, with early application permitted. The Company does not expect ASU 2024-02 to have a material impact on its financial statements.

In July 2025, the FASB issued Accounting Standards Update 2025-05 (“ASU 2025-05”), Financial Instruments — Credit Losses, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for the development of reasonable and supportable forecasts when estimating expected credit losses on current accounts receivables and current contract assets arising from revenue transactions accounted for under Topic ASC 606, Revenue from Contracts with Customers. Under this practical expedient, entities may elect to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2025. The Company does not expect ASU 2025-05 to have a material impact on the Company’s financial statements.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In October 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-06 (“ASU 2023-06”), Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC topics, allow investors to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation or Regulation becomes effective, with early adoption prohibited. The amendments in this ASU should be applied prospectively. The Company does not expect ASU 2023-06 will have a material impact on its financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03 (“ASU 2024-03”), Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-03 (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amends guidance in ASC 805, Business Combinations and ASC 810, Consolidation related to determining the accounting acquirer in a business combination when the legal acquiree is a variable interest entity (“VIE”). The update removes the previous requirement that the primary beneficiary of a VIE is automatically the accounting acquirer. Instead, entities must apply the general factors in ASC 805-10-55-12 through 55-15 when the transaction is primarily effected by exchanging equity interests, regardless of whether the legal acquiree is a VIE. This change allows certain transactions, including those involving VIEs, to be accounted for as reverse acquisitions when appropriate. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. ASU 2025-03 applies to all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). The Company is currently evaluating the impact of this guidance on its financial statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06 (“ASU 2025-06”), Intangibles — Goodwill and Other — Internal-Use Software: (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, that updates the accounting guidance for internal-use software costs by removing references to prescriptive and sequential development stages of a project and replacing them with new criteria used in determining when to start capitalizing software costs. Under the new guidance, capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed, and the software will be used to perform the intended function. The new guidance also clarifies that capitalized internal-use software costs are subject to the property, plant, and equipment disclosure requirements. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified retrospective basis that is based on the status of the project and whether software costs were capitalized before the date of adoption. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In December 2025, the FASB issued Accounting Standards Update 2025-10 (“ASU 2025-10”), Government Grants (Topic 832). ASU 2025-10 provides guidance on how business entities should recognize, measure, and present government grants received by prescribing an accounting model based on the main principles in IAS 20, defining a government grant as a transfer of a monetary or tangible nonmonetary asset, other than an exchange transaction,

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

from a government to a business entity, providing a recognition threshold under which a grant is recognized when both (1) it is probable that the entity will comply with the grant’s conditions and that the grant will be received, and (2) the entity meets the specific recognition guidance for a grant related to an asset or a grant related to income. Additionally, ASU 2025-10 leverages existing disclosure requirements in ASC 832 for annual periods. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028 for public business entities and December 15, 2029 for all other entities and interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In December 2025, the FASB issued Accounting Standards Update 2025-11 (“ASU 2025-11”), Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies that the interim reporting requirements in Topic 270 apply to all entities that issue interim financial statements prepared in accordance with U.S. GAAP and consolidates such requirements within Topic 270. The amendments provide a comprehensive list within Topic 270 of required interim disclosures, establish a principle requiring disclosure of events or changes occurring after the end of the most recent annual reporting period that have a material impact on interim results and clarifies the form and content requirements applicable to interim financial statements. ASU 2025-11 will be effective for interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. ASU 2025-11 can be applied on a prospective or retrospective basis to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of this guidance on its financial statements; however, the Company does not expect that it will affect its financial position, results of operations or cash flows.

In December 2025, the FASB issued Accounting Standards Update 2025-12 (“ASU 2025-12”), Codification Improvements, which makes changes to the Accounting Standards Codification that clarify, correct errors or make minor improvements and make ASCs easier to understand and apply. The amendments in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. This ASU may be adopted prospectively or retrospectively, except as to the clarification of the calculation of earnings per share when a loss from continuing operations exists which must be adopted retrospectively. All other codification improvements may be adopted prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

In April 2026, the FASB issued Accounting Standards Update 2026-01 (“ASU 2026-01”), Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. ASU 2026-01 clarifies how issuers initially measure paid-in-kind (“PIK”) dividends on equity-classified preferred stock by requiring issuers to use the PIK dividend rate stated in the preferred stock agreement. The amendments in ASU 2026-01 are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities may apply the amendments on either a prospective basis or a modified retrospective basis for equity-classified preferred stock instruments that are outstanding as of the initial application date. The Company is currently evaluating the impact of this guidance on its financial statements.

3.      REVENUE RECOGNITION

Disaggregation of revenue

The Company disaggregates revenue from contracts with customers by customer-type. These categories represent how the nature, timing and uncertainty of revenues and cash flows are affected. The Company’s disaggregated revenues by customer-type were as follows:

	For the Year Ended December 31,
	2025	2024
U.S. government agencies(1)	$2,435	$2,632
Commercial and non-U.S. government customers(2)	—	1,432
Total revenues	$2,435	$4,064

____________

(1)      All U.S. government contracts during the period were fixed price contracts.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

3.      REVENUE RECOGNITION (cont.)

(2)      The commercial contract during the year ended December 31, 2024 was a time-and-materials contract. The Company utilized the right to invoice practical expedient for this contract.

During the years ended December 31, 2025 and 2024, based on the contractual performance obligations, the Company’s revenue was recognized over time and the Company did not have any point in time revenue recognition.

During the years ended December 31, 2025 and 2024, the Company did not have any revenues derived from sources outside of the United States.

Remaining performance obligations

As of December 31, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligations was $4,589, all of which will be recognized over the next 12 months. Although remaining performance obligations reflect business that is considered to be legally binding, terminations, deferrals, or scope adjustments may occur. Any known project cancellations, revisions to scope and cost, and project deferrals are reflected or excluded in the remaining performance obligation balance, as appropriate.

Contract balances

The following table presents contract balances:

	As of December 31,
	2025	2024	2023
Accounts receivable, net	$44	$102	$3
Unbilled receivables	46	341	49
Deferred revenue	1,882	307	333

Revenue recognized during the years ended December 31, 2025 and 2024 from amounts included in deferred revenue at the beginning of the period was $307 and $145, respectively.

4.      OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2025	2024
Prepaid expenses	$616	$777
Unbilled receivables	46	341
Other current assets	3	13
Other current assets	$665	$1,131

5.      OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Accrued expenses	$638	$67
Customer deposits	—	300
Other current liabilities	4	8
Other current liabilities	$642	$375

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

6.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
Vehicles	$208	$208
Machinery and equipment	827	1,131
Leasehold improvements	109	453
Construction in progress	519	655
Total property and equipment	1,663	2,447
Less: Accumulated depreciation	(839)	(946)
Property and equipment, net	$824	$1,501

Depreciation expense for the years ended December 31, 2025 and 2024 was $323 and $359, respectively.

During the year ended December 31, 2025, the Company disposed of property and equipment that was being held at the South San Francisco lease location as part of the Company’s exit of the lease (refer to Note 8. Leases). As a result of the disposal of assets, the Company recorded a loss of $265 included in other expense, net on the statement of operations for the year ended December 31, 2025.

7.      DEBT

Venture Debt Term Loan

On March 28, 2019, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank (“SVB”), later amended on November 3, 2020 and May 31, 2022. The latest amendment provides for borrowings of up to $5,000 in aggregate principal through non-revolving term loan advances. Each term loan advance bears interest at a floating per annum rate equal to the prime rate, subject to a floor of 3.50%. The term loan advances are to be repaid through 30 monthly payments of equal principal, plus accrued and unpaid interest, and mature no later than September 1, 2025. Additionally, as part of the Loan Agreement, the Company issued warrants to SVB to purchase shares of common stock. These warrants remain outstanding as of December 31, 2025. Refer to Note 11. Warrants for additional information regarding these warrants. On July 10, 2025, the Company fully repaid the outstanding term loan advances under the Loan Agreement. The $459 repayment included the principal amounts of the outstanding term loan, accrued interest, and applicable prepayment premiums. All obligations under the Loan Agreement were terminated. Interest expense recognized related to the term loan was $164 and $209 for the years ended December 31, 2025 and 2024, respectively.

Promissory Note

On August 21, 2025, the Company entered into a promissory note with Prologis 2, L.P. (“Prologis”) for the conversion of outstanding lease payables to debt. The promissory note has a principal amount of $384 and bears interest at the rate of zero percent per annum. The promissory note is to be repaid through 48 monthly payments of equal principal and mature on August 31, 2029. No gain or loss was recognized as part of the lease payables restructuring. The Company may prepay the note in whole or in part at any time without penalty. No interest expense was recognized related to the promissory note for the year ended December 31, 2025.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

7.      DEBT (cont.)

The following table presents the Company’s outstanding debt:

	Effective Interest Rate	Maturity (calendar year)	As of December 31,
			2025	2024
Silicon Valley Bank Venture Loan	4.6%	2025	$—	$1,500
Prologis Promissory Note	0.0%	2029	344	—
Total principal amount outstanding			$344	$1,500

Current portion of principal amount outstanding			$96	$1,500
Unamortized discount and issuance costs			—	(4)
Current portion of long-term debt			$96	$1,496

Long-term portion of principal amount outstanding			$248	$—
Non-current portion of long-term debt			$248	$—

The following table summarizes the future principal payments on debt outstanding as of December 31, 2025:

Amount
Year ended December 31, 2026	$88
Year ended December 31, 2027	96
Year ended December 31, 2028	96
Year ended December 31, 2029	64
Year ended December 31, 2030	—
Thereafter	—
Total	$344

8.      LEASES

The Company had operating leases for three facilities during the reporting periods.

Byron Lease

The Company subleases Buildings 3 and 4 at Byron Field Airport, totaling about 13,023 square feet in hangar and office space. The lease commenced on July 22, 2022, and the term was later amended on February 29, 2024, to expire on July 31, 2027. The monthly base rent for Building 3 ranged from $14 in the earlier portion of the lease term to $15 in the later portion of the lease term. Building 4 is a temporarily subleased premise, and the Company had month-to-month payments beginning November 1, 2023. The monthly base rent for Building 4 is $12. The Company has determined that the lease components related to the Byron lease are Buildings 3 and 4, while the non-lease component is the common area maintenance. However, the Company has elected the practical expedient to account for each of the lease components and associated non-lease component as a single lease component.

The sublease agreement contains two renewal options of two years each and a termination provision that states the lessee may terminate the agreement at the end of three years with prior written notice at 30 months. At sublease commencement, the Company was not reasonably certain to exercise the renewal or termination options.

Upon lease commencement, the Company recognized an initial lease liability and right-of-use asset of $627.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

8.      LEASES (cont.)

South San Francisco Lease

The Company leased a portion of a building in South San Francisco totaling approximately 26,733 square feet. The lease commenced on September 1, 2021, and had an original lease term of 24 months with an option to revert to month-to-month at the end of the term. The monthly rent payment consisted of base rent of $40 as well as a monthly fixed operating expense payment of $5, which increased 2.4% annually, and taxes. Upon lease commencement, the Company recognized an initial lease liability and right-of-use asset of $958.

In the first amendment dated June 22, 2023, the lease term was extended for five years and three months, such that the expiration date was amended to be September 30, 2028. The lease agreement was also amended to include an additional 25,830 square feet of rentable space, increasing the total premise to approximately 52,563 square feet. The monthly rent under the first amendment consisted of base rent of $92 and the monthly fixed operating expense payment of $11, which increased 4.3% annually, and taxes. Following the first amendment of the lease agreement, the Company was granted the option to terminate the lease by giving nine months’ prior notice. If the Company were to exercise the termination option, a termination fee calculated as the number of months remaining after the termination date multiplied by the monthly amortization amount of $3 would be paid by the Company. Due to the termination fee, the Company was reasonably certain not to exercise the termination option.

In the second amendment dated December 11, 2024, the Company relinquished approximately 34,630 square feet of rented space, with the remaining premise totaling 17,933 square feet. The monthly rent under the second amendment consisted of base rent of $24 and the monthly fixed operating expense payment of $4, which increased 3.75% annually. As a result of the second amendment, the Company recorded a $376 gain on the lease modification. The Company also held an arrears balance of $384 representing outstanding balances of monthly base rent, monthly fixed operating expenses, and other payments that were owed by the Company.

On August 21, 2025, the Company entered into an agreement with the lessor to convert the outstanding arrears balance to a promissory note. Refer to Note 7. Debt for more information on the lease conversion.

Kratos Sacramento Manufacturing Facility

The Company entered into a development and manufacturing agreement (the “Development and Manufacturing Agreement”) with Kratos Unmanned Aerial Systems (“Kratos”) effective as of August 22, 2025, which established a collaborative framework for the Chaparral unmanned aerial vehicle (“UAV”) program. Under this agreement, the Company and Kratos will jointly develop, manufacture, test, market, and field the Company’s Chaparral UAV systems.

At contract inception, the agreement contained an obligation that requires the use of an identified asset by Kratos in the form of a specific, dedicated portion of Kratos’ Sacramento manufacturing facility and certain equipment to be reserved exclusively for the Company’s Chaparral program. This embedded lease was determined to be classified as an operating lease. As of December 31, 2025, the lease had not commenced because the dedicated portion of the Kratos’ Sacramento manufacturing facility and equipment had not yet been made available for the Company’s operational use under the arrangement. The lease term will commence when the dedicated facility and equipment are made available for such use. The lease term will extend five years after the first delivery of the Chaparral production units, consistent with the agreement’s manufacturing duration. The lease component does not contain fixed or in-substance fixed minimum lease payments. There are no renewal or early termination options granted to either party under the Development and Manufacturing Agreement.

Because lease commencement had not yet occurred as of December 31, 2025, the Company did not recognize a right-of-use asset or a lease liability related to the embedded lease. The Company evaluated the research and development activities performed pursuant to the Development and Manufacturing Agreement separately from the embedded lease arrangement.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

8.      LEASES (cont.)

Lease Costs

The Company’s lease costs consisted of operating lease expenses of $569 and $1,627 for the years ended December 31, 2025 and 2024.

The weighted average remaining lease term and discount rate for operating leases as of December 31, 2025 and 2024 were as follows:

	For the Year Ended December 31,
	2025	2024
Lease term	1.58	1.66
Discount rate	11.7%	9.6%

The future minimum operating lease payments as of December 31, 2025, are as follows:

Years ending December 31,	Amount
2026	$321
2027	189
2028	—
2029	—
2030	—
Thereafter	—
Total future minimum lease payments	510
Less: present value discount	47
Present value of lease liabilities	463
Less: current portion	302
Long term portion	$161

The Company made fixed cash payments related to operating leases of $455 and $1,492, for the years ending December 31, 2025 and 2024, respectively.

9.      COMMITMENTS, CONTINGENCIES, AND INDEMNIFICATION

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred, and the amount of the liability can be reasonably estimated. When only a range of a possible loss can be established, the most probable amount in the range is accrued. If no amount within the range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received. The accrual for a litigation loss contingency might include, for example, estimates of potential damages and other directly related costs expected to be incurred.

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2025 and 2024, no amounts have been accrued related to such indemnification provisions. The Company is, and from time to time may be, a party to claims and legal proceedings arising in the normal course of business. Based on information currently available, the Company does not believe that the ultimate resolution of these matters, individually or in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Voting Common Stock

As of December 31, 2025 and 2024, the Company had 269,130,000 and 259,550,000 shares of $0.0001 par value voting common stock (“Common Stock”) authorized, 5,836,828 and 5,689,214 shares of Common Stock issued and outstanding, respectively. Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

As of December 31, 2025 and 2024, 263,293,172 and 253,860,786 shares of Common Stock were reserved for the conversion of preferred stock and exercise of stock options and warrants.

Non-Voting Common Stock

As of December 31, 2025 and 2024, the Company had 161,640,946 and 153,034,132 shares of $0.0001 par value non-voting common stock (“Non-Voting Common Stock”) authorized. No shares of Non-Voting Common Stock were issued and outstanding as of December 31, 2025 and 2024.

The Company’s Common Stock as of December 31, 2025 and 2024 consisted of the following:

	As of December 31,
	2025		2024
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Voting Common (CS) Stock	269,130,000	5,836,828	259,550,000	5,689,214
Non-Voting Common (CSNV) Stock	161,640,946	—	153,034,132	—
Total	430,770,946	5,836,828	412,584,132	5,689,214

Redeemable Convertible Preferred Stock

The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 195,854,688 shares of voting preferred stock at a par value of $0.0001 (the “Voting Preferred Stock”) and 161,640,946 shares of non-voting preferred stock at a par value of $0.0001 (the “Non-Voting Preferred Stock”). No shares of Non-Voting Preferred Stock were issued and outstanding as of December 31, 2025 and 2024.

Of the authorized Voting Preferred Stock of the Company, 2,900,986 shares are designated as Series Seed Preferred Stock, 355,239 shares designated as Series Seed-1 Preferred Stock, 473,624 shares designated as Series Seed-2 Preferred Stock, 1,115,359 shares designated as Series Seed-3 Preferred Stock, 4,998,800 shares designated as Series A-1 Preferred Stock, 1,670,111 shares designated as Series A-2 Preferred Stock, 6,165,973 shares designated as Series AA Preferred Stock, 1,408,746 shares designated as Series AA-1 Preferred Stock, 13,950 shares designated as Series AA-2 Preferred Stock, 207,508 shares designated as Series AA-3 Preferred Stock, 14,422,863 shares designated as Series AAA Preferred Stock, 480,583 shares designated as Series AAA-1 Preferred Stock, 51,640,946 shares designated as Series A Prime Preferred Stock, and 110,000,000 shares designated as Series Seed Prime Preferred Stock.

Of the authorized Non-Voting Preferred Stock of the Company, 51,640,946 shares are designated as Series A Prime Non-Voting Preferred Stock, and 110,000,000 shares are designated Series Seed Prime Non-Voting Preferred Stock.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

Redeemable convertible preferred stock as of December 31, 2025 and 2024 consisted of the following:

			As of December 31, 2025
	Original Issue Price	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed-1 Preferred Stock	$1.407500	$1.331100	355,239	355,239	499,999
Series Seed-2 Preferred Stock	1.689100	1.507200	473,624	473,624	799,998
Series Seed-3 Preferred Stock	1.882800	1.628400	1,115,359	1,115,359	2,099,998
Series Seed Preferred Stock	2.092000	1.759200	2,900,986	2,760,116	5,774,163
Series A-1 Preferred Stock	1.250300	1.250300	4,998,800	4,938,815	6,175,000
Series A-2 Preferred Stock	1.062800	1.062800	1,670,111	1,655,998	1,759,995
Series AA-1 Preferred Stock	3.549200	3.549200	1,408,746	1,394,660	4,949,927
Series AA-2 Preferred Stock	3.584190	3.584190	13,950	13,950	49,999
Series AA-3 Preferred Stock	3.373350	3.373350	207,508	207,508	699,997
Series AA Preferred Stock	4.216690	4.216690	6,165,973	6,165,973	25,999,997
Series AAA Preferred Stock	4.361100	4.361100	14,422,863	10,897,211	47,523,827
Series AAA-1 Preferred Stock	3.641400	3.641400	480,583	480,583	1,749,995
Series A Prime Preferred Stock	0.232374	0.232374	51,640,946	51,461,838	11,958,393
Series Seed Prime Preferred Stock	0.000100	0.000100	110,000,000	109,999,998	11,000
Series A Prime Non-Voting Preferred Stock	0.232374	0.232374	51,640,946	—	—
Series Seed Prime Non-Voting Preferred Stock	0.000100	0.000100	110,000,000	—	—
Total			357,495,634	191,920,872	110,052,288
			As of December 31, 2024
	Original Issue Price	Conversion Price	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series Seed-1 Preferred Stock	$1.407500	$1.331100	355,239	355,239	499,999
Series Seed-2 Preferred Stock	1.689100	1.507200	473,624	473,624	799,998
Series Seed-3 Preferred Stock	1.882800	1.628400	1,115,359	1,115,359	2,099,998
Series Seed Preferred Stock	2.092000	1.759200	2,900,986	2,900,986	6,068,863
Series A-1 Preferred Stock	1.250300	1.250300	4,998,800	4,998,800	6,250,000
Series A-2 Preferred Stock	1.062800	1.062800	1,670,111	1,670,111	1,774,994
Series AA-1 Preferred Stock	3.549200	3.549200	1,408,746	1,408,746	4,999,921
Series AA-2 Preferred Stock	3.584190	3.584190	13,950	13,950	49,999
Series AA-3 Preferred Stock	3.373350	3.373350	207,508	207,508	699,997
Series AA Preferred Stock	4.216690	4.216690	6,165,973	6,165,973	25,999,997
Series AAA Preferred Stock	4.361100	4.361100	14,422,863	10,918,915	47,618,480
Series AAA-1 Preferred Stock	3.641400	3.641400	480,583	480,583	1,749,995
Series A Prime Preferred Stock	0.232374	0.232374	43,034,132	30,026,628	6,977,408
Series Seed Prime Preferred Stock	0.000100	0.000100	110,000,000	—	—
Series A Prime Non-Voting Preferred Stock	0.232374	0.232374	43,034,132	—	—
Series Seed Prime Non-Voting Preferred Stock	0.000100	0.000100	110,000,000	—	—
Total			340,282,006	60,736,422	105,589,649

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

The redeemable convertible preferred stock has the following rights and preferences:

Voting Rights

The holders of each share of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of Common Stock into which such shares of redeemable convertible preferred stock could be converted. With respect to such vote, the holders have full voting rights and powers equal to the voting rights and powers of common stock. Except as provided by law or by the other provisions of the Amended and Restated Certificate of Incorporation, holders of redeemable convertible preferred stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Shares of Non-Voting Preferred Stock have no voting rights except to the minimal extent specifically required by non-waivable provisions under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

As long as at least 1,381,977 shares of Series Seed Preferred Stock remain issued and outstanding, as adjusted for any stock dividends, stock splits, combinations, or other similar recapitalizations with respect to the Series Seed Preferred Stock, the holders of the shares of Series Seed Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect one director of the Company (the “Series Seed Preferred Director”).

As long as at least 7,544,000 shares of Series AAA Preferred Stock remain issued and outstanding, as adjusted for any stock dividends, stock splits, combinations, or other similar recapitalizations with respect to the Series AAA Preferred Stock, the holders of the shares of Series AAA Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect one director of the Company (the “Series AAA Preferred Director”).

As long as 21,517,066 shares of Series A Prime Preferred Stock remain issued and outstanding, as adjusted for any stock dividends, stock splits, combinations, or other similar recapitalizations with respect to the Series A Prime Preferred Stock, the holders of the shares of Series A Prime Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect two directors of the Company (the “Series A Prime Preferred Directors”) and with the Series Seed Preferred Director and Series AAA Preferred Director, each, a “Preferred Director”).

The holders of the shares of Common Stock, exclusively and as a separate class (excluding any shares of Common Stock issued or issuable upon conversion of Preferred Stock), are entitled to elect two directors of the Company. Any director elected may be removed without cause by the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock, Series AAA Preferred Stock, or Common Stock, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock, Series AAA Preferred Stock, or Common Stock, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the redeemable convertible preferred stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.

Dividends

The holders of the redeemable convertible preferred stock are entitled to receive a dividend on each outstanding share of redeemable convertible preferred stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of redeemable convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of redeemable convertible preferred stock, in each case calculated

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of redeemable convertible preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of redeemable convertible preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest redeemable convertible preferred stock dividend.

Conversion

Each share of Voting Preferred Stock is convertible, at the option of the holder, at any time without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of Common Stock as determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion.

Each share of Non-Voting Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of Non-Voting Common Stock as determined by dividing the applicable Original Issue Price by the applicable Conversion Price for such series of Non-Voting Preferred Stock in effect on the date the certificate is surrendered for conversion.

The Company shall at all times when the redeemable convertible preferred stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the redeemable convertible preferred stock, such number of its duly authorized shares of Common Stock sufficient to effect the conversion of all outstanding redeemable convertible preferred stock. If at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then outstanding shares of the redeemable convertible preferred stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price (as defined in the Company’s Amended and Restated Certificate of Incorporation) below the then par value of the shares of Common Stock issuable upon conversion of the redeemable convertible preferred stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

Any shares of redeemable convertible preferred stock that are converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of redeemable convertible preferred stock accordingly.

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of gross proceeds to the Company and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including at least one Preferred Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”’), then (i) all outstanding shares of Voting Preferred Stock shall automatically be converted into shares of Common Stock and all outstanding shares of Non-Voting Preferred Stock shall automatically be converted into shares of Non-Voting Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Company.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

In the event that any holder of shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series A-l Preferred Stock, Series A-2 Preferred Stock, Series AA Preferred Stock, Series AA-1 Preferred Stock, Series AA-2 Preferred Stock, Series AA-3 Preferred Stock, Series AAA Preferred Stock, and Series AAA-1 Preferred Stock (each, a “Preferred Holder”) (x) did not participate in the Qualified Financing (as defined in the Company’s Amended and Restated Certificate of Incorporation) by purchasing in the aggregate, in such Qualified Financing and within the time period specified by the Company, such Preferred Holder’s Pro Rata Amount or (y) converts any share of Preferred Stock into shares of Common Stock, then each and every share of capital stock of the Company held by such Preferred Holder automatically and without any further action on the part of such Preferred Holder, converted into one one-hundred eleven and a half (1/111.5) of a share of Common Stock at the applicable Conversion Price in effect immediately prior to the consummation of the Qualified Financing, effective upon, subject to, and concurrently with, the consummation of the Qualified Financing. For purposes of determining the number of shares of Preferred Stock owned by a Preferred Holder, and for determining the number of Offered Securities (as defined in the Company’s Amended and Restated Certificate of Incorporation) a Preferred Holder of Preferred Stock has purchased in a Qualified Financing, shares of Preferred Stock held by Affiliates of such Preferred Holder shall not be aggregated with such Preferred Holder’s shares and Offered Securities purchased by Affiliates of such Preferred Holder shall not be aggregated with the Offered Securities purchased by such Preferred Holder. Such conversion is referred to as a “Special Mandatory Conversion.”

In connection with the Series A Prime Preferred Stock issuance, the Special Mandatory Conversion feature became applicable to all existing Preferred Holders. On November 10, 2025, 250,758 shares of Voting Preferred Stock held by existing Preferred Holders that did not participate in the Qualified Financing were converted into 2,482 shares of Voting Common Stock based on the applicable Conversion Price. The Special Mandatory Conversion was treated as an extinguishment of the carrying value of the non-participating existing Preferred Holders. Accordingly, the Company derecognized $529 of Redeemable Convertible Preferred Stock and recognized Voting Common Stock, resulting in a $2 increase to additional paid-in capital and a $527 decrease to accumulated deficit during the year ended December 31, 2025.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of redeemable convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation), the holders of shares of redeemable convertible preferred stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the Company’s Amended and Restated Certificate of Incorporation), on a pari passu basis, as applicable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of redeemable convertible preferred stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Series Preferred the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of redeemable convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts (as defined in the Company’s Amended and Restated Certificate of Incorporation) required to be paid to the holders of shares of redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

not payable to the holders of shares of redeemable convertible preferred stock or the remaining Available Proceeds (as defined in the Company’s Amended and Restated Certificate of Incorporation), shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each holder.

Redemption

In the event of a Deemed Liquidation Event, if the Company does not effect a dissolution of the Company under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of redeemable convertible preferred stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of redeemable convertible preferred stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Company), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of redeemable convertible preferred stock at a price per share equal to the Liquidation Amount. If the Available Proceeds are not sufficient to redeem all outstanding shares of redeemable convertible preferred stock, the Company shall redeem a pro rata portion of each holder’s shares of redeemable convertible preferred stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

Any shares of redeemable convertible preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of redeemable convertible preferred stock following redemption.

Protective Provisions

At any time when at least 7,849,126 shares of redeemable convertible preferred stock are outstanding (subject to appropriate adjustments in the event of any stock dividends, stock splits, combinations or other similar recapitalizations with respect to the redeemable convertible preferred stock), the Company may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders (as defined in the Company’s Amended and Restated Certificate of Incorporation): (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; (ii) amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the redeemable convertible preferred stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify any additional class or series of capital stock, or issue any other security convertible into or exercisable for any equity security, unless the same ranks junior to the redeemable convertible preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; (iv) increase the authorized number of shares of Common Stock, redeemable convertible preferred stock, or any additional class or series of capital stock of the Company; (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than redemptions of or dividends or distributions on the redeemable convertible preferred stock as expressly authorized, dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price; (vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $1,000,000, other than trade payables incurred in the ordinary course, unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director; (vii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (viii) increase or decrease the authorized number of directors constituting the Board of Directors; (ix) loan or guarantee any loan to any other person, except advances and similar expenditures in the ordinary course of business or under the terms of an employee equity incentive plan approved by the Board of Directors of the Company and trade accounts of the Company or any wholly-owned subsidiary arising out of the ordinary course of business; or (x) enter into or be a party to a transaction with any director or executive officer of the Company, other than entering into employee offer letters and equity grants in the ordinary course of business and approved by the Board of Directors of the Company, including at least one Preferred Director.

At any time when at least 21,517,066 shares of Series A Prime Preferred Stock are outstanding, subject to appropriate adjustments in the event of any stock dividends, stock splits, combinations or other similar recapitalizations with respect to the Series A Prime Preferred Stock, the Company may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A Prime Preferred Stock voting as a single class and on an as-converted-to-Common Stock basis: (i) amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that disproportionately adversely as compared to other outstanding series of Preferred Stock affects the powers, preferences or rights of Series A Prime Preferred Stock; (ii) increase or decrease the authorized number of shares of Series A Prime Preferred Stock; or (iii) enter into any agreement to do any of the foregoing.

Series AAA Preferred Stock

In connection with the Series AAA Preferred Stock and Warrant Purchase Agreement dated January 16, 2024 (refer to Note 11. Warrants), the Company issued shares of Series AAA Preferred Stock at $4.3611 per share and Series AAA-1 Preferred Stock at $3.6414 per share. Following the Series AAA Preferred Stock issuance, the Preferred Stock was reclassified from permanent equity to temporary equity, as the Company determined the Preferred Stock is redeemable upon the occurrence of an event, such as a Deemed Liquidation Event, that is not solely within the Company’s control. Following the January 16, 2024 issuance, the aggregate fair value of the Preferred Stock reclassified to temporary equity exceeded the previous carrying value of the Preferred Stock recorded in permanent equity by $25,782, resulting in a $1,128 reduction to additional paid-in capital and a $24,654 increase to accumulated deficit during the year ended December 31, 2024.

Forward Contract Liability

In connection with the Series A Prime Preferred Stock Purchase and Series Seed Prime Issuance Agreement dated October 31, 2024, the Company committed to issue shares of Series Seed Prime Voting Preferred Stock and/or Series Seed Prime Preferred Non-Voting Preferred Stock to eligible purchasers of its Series A Prime Preferred Stock for no additional cash consideration upon the final close of the Series A Prime financing. The Company identified two freestanding financial instruments: (i) the temporary equity classified Series A Prime Preferred Stock and (ii) a liability-classified forward contract representing the Company’s obligation to issue the Series Seed Prime Preferred Stock (the “Series Seed Prime Forward Obligation”).

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (cont.)

The Series Seed Prime Forward Obligation was classified as a liability because it represents a freestanding forward contract indexed to an obligation to repurchase the Company’s equity by transferring assets. Specifically, the Series Seed Prime Forward Obligation requires the Company to issue Series Seed Prime Preferred Stock, which is redeemable upon events outside the Company’s control.

The Series Seed Prime Forward Obligation was measured at fair value at issuance, at each subsequent reporting date, and immediately prior to settlement, with changes in fair value recognized in the statements of operations. On November 10, 2025, the Company settled the Series Seed Prime Forward Obligation through the issuance of 109,999,998 shares of Series Seed Prime Voting Preferred Stock, which were recognized within temporary equity. The Company recognized $(133,553) and $(10,404) of losses related to changes in fair value of the Series Seed Prime Forward Obligation for the years ended December 31, 2025 and 2024, respectively. See Note 17, Fair Value Measurements.

11.    WARRANTS

The Company has outstanding warrants to purchase shares of its common stock that were issued in connection with its loan and security agreements with Silicon Valley Bank (“SVB”), and warrants to purchase shares of its Series AAA Preferred Stock that were issued in connection with the sale of its Series AAA Preferred Stock.

Common Stock Warrants

In connection with its term loan borrowings from SVB, the Company issued warrants to purchase shares of its common stock pursuant to the Loan and Security Agreement, dated March 28, 2019 (the “2019 Loan Agreement”), the First Amendment to the Loan and Security Agreement, dated November 3, 2020 (the “2020 Amended Agreement”), and the Second Amendment to the Loan and Security Agreement, dated May 31, 2022 (the “2022 Amended Agreement,” and together with the 2019 Loan Agreement and the 2020 Amended Agreement, the “SVB Loan Agreements”). The warrants issued under the SVB Loan Agreements are referred to as the “2019 Warrants,” the “2020 Warrants,” and the “2022 Warrants,” respectively, and collectively as the “Common Stock Warrants.” Each warrant consists of an initial tranche issued at execution (the “Initial Common Stock Warrants”) and an additional tranche that is issued only upon the draw-down of term loans under the related SVB Loan Agreement (the “Additional Warrants”). Each Common Stock Warrant may be exercised at the holder’s option at any time from the issuance date until the expiration date without exercise contingencies by paying the exercise price in cash or on a cashless (net share settlement) basis, and the exercise price and the number of underlying shares are subject to customary adjustments for stock dividends, splits, reclassifications, exchanges, combinations, substitutions, and replacements.

2019 Warrants

On March 28, 2019, in connection with the 2019 Loan Agreement, the Company issued warrants exercisable for 11,813 shares of common stock (the “Initial 2019 Warrants”). Upon the draw-down of term loans under the 2019 Loan Agreement, the warrant became exercisable for an additional number of shares of common stock equal to 35,437 multiplied by the quotient obtained by dividing the aggregate original principal amount of all term loans made under the 2019 Loan Agreement by $1,500 (the “Additional 2019 Warrants”). On April 23, 2019, the Company issued 11,812 Additional 2019 Warrants in connection with the $500 borrowed under the first tranche of the 2019 Loan Agreement. The 2019 Warrants have an exercise price of $0.40 per share and expire on March 28, 2029.

2020 Warrants

On November 3, 2020, in connection with the 2020 Amended Agreement, the Company issued warrants exercisable for 17,520 shares of common stock (the “Initial 2020 Warrants”). Upon the draw-down of venture debt term loans and equipment loans under the 2020 Amended Agreement, the warrant became exercisable for an additional number of shares of common stock equal to (i) 29,200 multiplied by the quotient obtained by dividing the aggregate original principal amount of all venture debt term loans made under the 2020 Amended Agreement by $1,000, plus (ii) an

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

11.    WARRANTS (cont.)

additional number of shares equal to 11,680 shares multiplied by the quotient obtained by dividing the aggregate original principal amount of all equipment term loans made under the 2020 Amended Agreement by $1,250 (the “Additional 2020 Warrants”). On November 4, 2020, the Company issued 11,680 Additional 2020 Warrants in connection with the $1,250 borrowed under the first equipment tranche of the 2020 Amended Agreement. On April 14, 2021, the Company issued 14,600 Additional 2020 Warrants in connection with the $500 borrowed under the first venture tranche of the 2020 Amended Agreement. The 2020 Warrants have an exercise price of $0.33 per share and expire on November 3, 2030.

2022 Warrants

On May 31, 2022, in connection with the 2022 Amended Agreement, the Company issued warrants exercisable for 15,772 shares of common stock (the “Initial 2022 Warrants”). Upon the draw-down of term loan advances under the 2022 Amended Agreement, the warrant becomes exercisable for an additional number of shares of common stock equal to 15,771 multiplied by the quotient obtained by dividing the aggregate original principal amount of all term loan advances made under the 2022 Amended Agreement by $5,000 (the “Additional 2022 Warrants”). On November 30, 2022, the Company issued 15,771 Additional 2022 Warrants in connection with the $2,000 borrowed under the second tranche of the 2022 Amended Agreement. In addition to customary anti-dilution adjustments, the number of shares issuable upon exercise of the 2022 Warrants is subject to a special adjustment whereby on the date the Company’s simple agreements for future equity (“SAFEs”) convert (the “SAFE Conversion Date”), the number of shares of common stock for which the 2022 Warrant becomes exercisable is adjusted to equal to 0.10% of the Company’s fully-diluted shares outstanding as of that date. The 2022 Warrants have an exercise price of $1.23 per share and expire on May 31, 2032.

Classification

The Company determined that each of the Common Stock Warrants is a freestanding financial instrument and does not meet the conditions to be classified as a liability. The 2019 Warrants and the 2020 Warrants are indexed to the Company’s own common stock and meet the requirements for equity classification. Accordingly, the Initial 2019 Warrants and the Initial 2020 Warrants were recorded in additional paid-in capital at issuance and are not subsequently remeasured, and the Additional 2019 Warrants and Additional 2020 Warrants are recognized in additional paid-in capital when the related debt is drawn under the respective SVB Loan Agreement.

The 2022 Warrants do not meet the requirements for equity classification because the special adjustment tied to the number of the Company’s fully-diluted shares outstanding on the SAFE Conversion Date causes the warrants not to be considered indexed to the Company’s own stock. As a result, the 2022 Warrants are classified as a derivative liability and are measured at fair value at issuance and at each subsequent reporting date, with changes in fair value recognized in the statements of operations.

Preferred Stock Warrants

On January 16, 2024, the Company entered into the Series AAA Preferred Stock and Warrant Purchase Agreement (the “Series AAA Purchase Agreement”) with several investors to sell shares of its Series AAA Preferred Stock (the “Series AAA Preferred Stock”). Under the Series AAA Purchase Agreement, each investor that invested at least a specified threshold amount was issued warrants to purchase shares of Series AAA Preferred Stock (the “Preferred Stock Warrants”). The number of shares of Series AAA Preferred Stock each Preferred Stock Warrant is exercisable into is determined by dividing the investor’s Total Investment Amount (as defined in the Series AAA Purchase Agreement) by the Effective Price (as defined in the Series AAA Purchase Agreement) and subtracting the number of shares of Series AAA Preferred Stock then held by the investor. The Company received approximately $8,600 in cash proceeds from the sale of the Series AAA Preferred Stock and settled approximately $40,300 of outstanding SAFEs through the issuance of the Series AAA Preferred Stock.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

11.    WARRANTS (cont.)

The Series AAA Purchase Agreement also granted the Company and the investors a mutual option, exercisable within 90 days after the initial closing, to sell and purchase up to an additional 788,264 shares of Series AAA Preferred Stock and to issue additional Preferred Stock Warrants (the “Mutual Option”). The Company received approximately $443 in additional cash proceeds from the sale of these additional shares. Because the Mutual Option did not obligate the Company to issue, or any investor to purchase additional shares or warrants, the additional shares and additional warrants were not accounted for until issued.

On April 24, 2024, the Company issued the Preferred Stock Warrants pursuant to the Warrant to Purchase Series AAA Preferred Stock agreement (the “Preferred Stock Warrant Agreement”). The Preferred Stock Warrants are exercisable for 3,503,705 shares of Series AAA Preferred Stock at an exercise price of $0.01 per share and expire on January 16, 2029. The Preferred Stock Warrants may be settled on a cashless basis solely in connection with an initial public offering or a Change of Control (as defined in the Series AAA Purchase Agreement).

The Preferred Stock Warrants are an obligation for the Company to issue Series AAA Preferred Stock which is redeemable upon events that are outside the Company’s control and therefore are indexed to an obligation to repurchase the Company’s own shares. As such, the Preferred Stock Warrants are classified as liabilities. The Preferred Stock Warrants are measured at fair value at issuance and at each subsequent reporting date, with changes in fair value recognized in the statements of operations.

As several investors met the Threshold Amount (as defined in the Series AAA Purchase Agreement) at the initial closing on January 16, 2024, the Company became obligated to issue the Preferred Stock Warrants upon execution of the Series AAA Purchase Agreement. From January 16, 2024 through the issuance of the Preferred Stock Warrants on April 24, 2024, the Company accounted for this obligation as a forward contract to issue the Preferred Stock Warrants (the “Warrant Forward”). The Warrant Forward was classified as a liability, measured initially at fair value with changes in fair value recognized in the statements of operations, and was derecognized upon issuance of the Preferred Stock Warrants on April 24, 2024.

Warrants outstanding

As of December 31, 2025 and 2024, the Company’s outstanding warrants were as follows:

Warrants	Shares Underlying	Class of Underlying Shares	Exercise Price	Expiration	Classification
2019 Warrants	23,625	Common Stock	$0.40	March 28, 2029	Equity
2020 Warrants	43,800	Common Stock	$0.33	November 3, 2030	Equity
2022 Warrants	31,543	Common Stock	$1.23	May 31, 2032	Liability
Preferred Stock Warrants	3,503,705	Series AAA Preferred Stock	$0.01	January 16, 2029	Liability

During the years ended December 31, 2025 and 2024, the Company recognized a (loss)/gain on the change in fair value of warrant liabilities of ($7,980) and $6,309, respectively, related to the 2022 Warrants and the Preferred Stock Warrants included within change in fair value of warrant liabilities on the statements of operations. See Note 17, Fair Value Measurements.

12.    STOCK BASED COMPENSATION

2016 Equity Incentive Plan

On November 12, 2016, the Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”), which provides for the Company to grant incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards (“RSAs”), restricted stock unit awards (“RSUs”) and other stock awards to employees, directors, advisors, consultants, and officers. During the years ended December 31, 2025 and

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

12.    STOCK BASED COMPENSATION (cont.)

2024, the Company only granted service-based stock options under the 2016 Plan. As of December 31, 2025 and 2024, the total number of shares of common stock that may be issued under the 2016 Plan was 53,920,607 of which 971,921 and 48,165,736 remained available for future grants, respectively.

Stock Options

Stock options were generally granted with an exercise price as determined by the Company’s Board of Directors on the date of the grant. The options vest over a period determined by the Board of Directors, generally ranging from one to four years.

Stock option activity under the 2016 Plan during the year ended December 31, 2024 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	5,130,807	$1.09		$781
Granted	1,544,456	1.42
Exercised	—	—		—
Expired	(205,424)	1.13
Forfeited	(1,304,182)	1.36
Outstanding at December 31, 2024	5,165,657	1.12	6.3	—
Exercisable at December 31, 2024	3,791,525	$1.05	5.7	$—

Stock option activity under the 2016 Plan during the year ended December 31, 2025 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	5,165,657	$1.12		$—
Granted	49,584,683	0.03
Exercised	(145,132)	0.11		177
Expired	(446,585)	0.82
Forfeited	(1,944,283)	0.06
Outstanding at December 31, 2025	52,214,340	0.13	8.8	46,012
Exercisable at December 31, 2025	21,947,005	$0.25	8.3	$17,447

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2025 and December 31, 2024 was $0.16 and $1.10, respectively.

During the year ended December 31, 2025, option holders of the Company exercised 145,132 common stock options, in exchange for cash proceeds of $17. There were no common stock options exercised during the year ended December 31, 2024. The total intrinsic value of stock options exercised during the year ended December 31, 2025 was $177.

During the years ended December 31, 2025 and 2024, stock-based compensation expense amounted to $4,778 and $719, respectively, which is included in the statements of operations.

As of December 31, 2025, there is $3,723 of unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the 2016 Plan. This cost is expected to be recognized over a weighted average period of 1.7 years.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

12.    STOCK BASED COMPENSATION (cont.)

Because the Company is privately-held and there is no public market for its common stock, the Board of Directors, through the use of a valuation report prepared by an independent third-party specialist, has estimated the grant date fair value of option grants used to determine the related stock-based compensation expense. The valuation uses an OPM method and hybrid method that uses the PWERM method. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimations. The fair value of the common stock contemplates a broad range of factors, including the illiquid nature of the investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events and recent sale and offer prices of common and redeemable convertible preferred stock, if any, in private transactions negotiated at arm’s length.

The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies, as the Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company’s share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

The following table provides the assumptions used in determining the fair value of the stock-based awards:

Year Ended December 31
	2025	2024
Risk-free interest rate	3.61% – 4.33%	3.95% – 4.33%
Expected dividend yield	0.00%	0.00%
Expected volatility	80.00% – 90.00%	80.00% – 90.00%
Expected life in years	4.00 – 5.00	3.69 – 5.00
Discount of lack of marketability	30.00% – 32.00%	31.00% – 32.00%
Fair value of Common Stock	$0.11 – $1.00	$0.11 – $1.18

Expense related to stock-based compensation is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

Total stock-based compensation expense as presented within the statements of operations was as follows:

	Year Ended December 31
	2025	2024
Cost of revenue	$592	$86
Research and development	1,562	193
General and administrative	2,357	390
Sales and marketing	267	50
Total	$4,778	$719

13.    RESTRUCTURING COSTS

Since inception, the Company has initiated multiple rounds of workforce reductions, with the most significant occurring during the year ended December 31, 2024, where the Company initiated a restructuring plan (“2024 Plan”). The 2024 Plan reallocated resources in certain other functions to accelerate the Company’s strategic priorities. The 2024 Plan includes a reduction in force that resulted in the aggregate termination of approximately 60% of the Company’s workforce, or approximately 35 employees. Total pre-tax restructuring charges were $314. The 2024 Plan is complete.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

13.    RESTRUCTURING COSTS (cont.)

The following table sets forth the restructuring and other exit costs liability as of December 31, 2024:

Employee termination costs(1)
Balance as of January 1, 2024	$100
Additions(2)	314
Gain on settlement of accrued severance(2)	(100)
Payments	(314)
Balance as of December 31, 2024	—

____________

(1)      Recorded on the Balance Sheet under “Other current liabilities”

(2)      Recorded in the Statement of Operations under “Restructuring expense”

14.    DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the years ended December 31, 2025 and 2024, the Company made contributions to the plan in the amounts of $151 and $242, respectively.

15.    INCOME TAXES

The components of loss before income taxes by United States is as follows:

	For the year ended
	December 31, 2025	December 31, 2024
United States	$(155,553)	$(19,009)
Foreign	—	—
Loss before income tax expense	$(155,553)	$(19,009)

The components of the income tax expense for income taxes are as follows:

For the year ended
	December 31, 2025	December 31, 2024
Current:
Federal	$—	$—
State	2	—
Foreign	—	—
	2	—
Deferred:
Federal	—	—
State	—	—
Foreign	—	—
Total income tax expense	$2	$—

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

15.    INCOME TAXES (cont.)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	For the year ended
	December 31, 2025	December 31, 2024
Deferred tax assets:
Net operating losses carryforwards	$21,055	$16,331
Property and equipment, net	20	44
Capitalized research and development	5,831	7,919
Accruals and reserves	—	53
Research and development credits	4,549	4,209
Operating lease liabilities	130	345
Stock-based compensation	709	130
Total deferred tax asset	32,294	29,031

Deferred tax liabilities
Operating lease right-of-use assets	(110)	(228)
Total deferred tax liabilities	(110)	(228)

Less: valuation allowance	(32,184)	(28,803)
Net deferred tax assets/(liabilities)	$—	$—

The following table presents a reconciliation of the income tax expense computed at the statutory federal rate and the Company’s income tax expense for the periods presented:

	For the year ended
	December 31, 2025		December 31, 2024
Tax at the federal statutory rate	$(32,666)	21.0%	$(3,992)	21.0%

Domestic federal
Nontaxable or nondeductible items
Stock-based compensation	568	(0.4)%	89	(0.5)%
Change in fair market value of warrants	29,722	(19.1)%	860	(4.5)%
Changes in tax laws or rates	—	0.0%	—	0.0%
Cross border tax laws	—	0.0%	—	0.0%
Other nontaxable or nondeductible items	54	0.0%	141	(0.7)%
Research and development credits	(329)	0.2%	(534)	2.8%
Change in valuation allowance	2,536	(1.6)%	3,436	(18.1)%
Foreign tax effects	—	0.0%	—	0.0%
State and local taxes, net of federal benefits	2	0.0%	—	0.0%
Change in unrecognized tax benefit	115	(0.1)%	—	0.0%
Total income tax expense	$2	0.0%	$—	0.0%

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

15.    INCOME TAXES (cont.)

The Company’s actual tax expense differed from the statutory federal income tax expense using a tax rate of 21% for the years ended December 31, 2025 and 2024 primarily due to nondeductible expenses, research and development tax credits, change in fair value of warrant, the change in valuation allowance, and state income taxes. For the tax year ended December 31, 2025, the States of California and New Jersey made up the majority of the domestic state income taxes, net of federal tax effect.

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets of the Company will not be fully realizable for the year ended December 31, 2025. Accordingly, the Company has established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance increased by approximately $3,381 during the year ended December 31, 2025.

As of December 31, 2025 and 2024, the Company had net operating loss carryforwards of $70,602 and $51,578 for federal purposes, and $88,055 and $77,819 for state and local purposes, respectively, which may be subject to limitations as described below. If not utilized, $1,480 of federal net operating loss carryforwards will begin to expire in 2036 and $69,122 of federal net operating losses do not expire. If not utilized, the state net operating loss carryforwards will begin to expire in 2036.

Federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. Some but not all states conform to the federal treatment of net operating losses.

As of December 31, 2025 and 2024, the Company had research and development tax credit carryforwards for federal tax purposes of $4,633 and $4,303 and state research and development tax credit carryforwards of $3,242 and $2,996, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in the year 2039. The Company’s state research and development tax credit carryforwards do not expire.

Utilization of the net operating loss carry-forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of December 31, 2025 and 2024, the Company had unrecognized tax benefits of $2,882 and $2,681, respectively, none of which has any impact on its effective tax rate. The Company files income tax returns in the U.S. federal and various state jurisdictions. All tax years since inception remain open for examination by the respective jurisdictions. The Company is not currently under examination in any major jurisdictions.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits is as follows:

	For the year ended December 31,
	2025	2024
Unrecognized tax benefits – beginning of period	$2,681	$2,222
Increases related to current year’s tax positions	201	459
Increases related to prior years’ tax positions	—	—
Unrecognized tax benefits – end of period	$2,882	$2,681

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2025 and 2024, the Company recognized no interest and penalties associated with unrecognized tax benefits.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

15.    INCOME TAXES (cont.)

Below are the Company’s income taxes paid (net of tax refund) during the year ended December 31, 2025:

Year ended December 31, 2025
US federal	$—
US state and local
California	1
Washington DC	1
2
Total	$2

Due to the net operating loss carryforwards, all years remain open for income tax examination by tax authorities in the United States, various states and foreign tax jurisdictions in which the Company files tax returns.

There have been no income tax examinations in any jurisdiction to date.

16.    NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year ended December 31,
	2025	2024
Net loss	$(155,555)	$(19,009)
Special mandatory conversion of preferred stock to common stock(1)	527	—
Net loss attributable to common stockholders	$(155,028)	$(19,009)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	5,721,060	5,689,214
Net loss per share attributable to common shareholders, basic and diluted	$(27.10)	$(3.34)

____________

(1)      The adjustment relates to the Special Mandatory Conversion in connection with the issuance of the Series A Prime Preferred Stock whereby certain outstanding preferred shares were converted into common stock. The conversion was accounted for as an extinguishment of the existing preferred stock. As a result, the excess of the carrying amount of the preferred stock derecognized over the fair value of the common stock issued is treated as a return from the holders of the converted preferred stock and added to net loss attributable to common stockholders in the calculation of net loss per share. Refer to Note 10, Redeemable Convertible Preferred Stock and Stockholders’ Deficit for details.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share as the effect would have been antidilutive:

	Year ended December 31,
	2025	2024
Stock options	52,245,786	5,165,657
Common Stock Warrants	98,968	98,968
Preferred Stock Warrants	3,503,705	3,503,705
Series Seed Prime Forward Obligation	—	110,000,000
Redeemable convertible preferred stock	192,694,826	61,537,027
Total	248,543,285	180,305,357

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

17.    FAIR VALUE MEASUREMENTS

The following tables present the assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Liabilities
Series Seed Prime Forward Obligation	$—	$—	$—	$—
2022 Warrant liabilities	—	—	22	22
Preferred Stock Warrant liabilities	—	—	10,686	10,686
Total liabilities	$—	$—	$10,708	$10,708
	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities
Series Seed Prime Forward Obligation	$—	$—	$17,142	$17,142
2022 Warrant liabilities	—	—	2	2
Preferred Stock Warrant liabilities	—	—	2,726	2,726
Total liabilities	$—	$—	$19,870	$19,870

From September 2021 through September 2023, the Company issued SAFEs to various unrelated third-party investors for up-front cash proceeds (the “Purchase Amount”). The SAFEs had valuation caps ranging from $150,000 to $275,000. The SAFE holders were entitled to receive a variable number of preferred shares upon a qualifying equity financing, liquidity event, or dissolution event, based on the applicable terms of each SAFE. At issuance, the SAFEs were recognized as noncurrent, nonderivative liabilities at fair value. On January 16, 2024, the SAFEs were converted into shares of the Company’s Series AAA preferred stock (the “SAFE Conversion Date”). Immediately prior to conversion, the SAFEs were marked to fair value with changes in fair value reflected in earnings. Upon conversion, the Company derecognized the nonderivative liability representing the SAFEs.

For all periods prior to December 31, 2024, fair value measurements for the 2022 Warrant liabilities and Preferred Stock Warrant liabilities were estimated by calibrating the valuation to the implied equity value from recent arm’s-length transactions which is consistent with AICPA guidance that recent arm’s-length transactions represent the most reliable indicator of fair value absent significant intervening changes. Based on management’s assessment of operational progress, financial performance, and market conditions, no material developments were identified that warranted deviation from the transaction-implied values, and the valuation was calibrated accordingly. Additionally, management considered the Discounted Cash Flow (“DCF”) analysis and Guideline Public Company Method (“GPCM”) as corroborative approaches; however, management did not place reliance on either method in determining fair value.

As of December 31, 2024, fair value measurements for the forward contract liability, 2022 Warrant liabilities and Preferred Stock Warrant liabilities were estimated by calibrating the valuation to the implied equity value from the October 31, 2024 Series A Prime financing, with an adjustment to reflect market movements between October 31, 2024 and December 31, 2024. Additionally, management considered the DCF analysis and GPCM as corroborative approaches but did not place reliance on either method.

As of December 31, 2025, fair value measurements for the 2022 Warrant liabilities and Preferred Stock Warrant liabilities were estimated by applying a scenario-based valuation framework, reflecting alternative paths available to market participants. Specifically, management assigned a 90% probability to a “stay private” scenario and a 10% probability to a potential IPO scenario, based on the Company’s stage of development, funding environment, and ongoing strategic discussions.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

17.    FAIR VALUE MEASUREMENTS (cont.)

The following relevant assumptions were used in determining the fair value of the 2022 Warrant liabilities and Preferred Stock Warrant liabilities as of December 31, 2025:

December 31, 2025
Stay private scenario – Equity Value	$300,000 – $310,000
Stay private scenario – Expected liquidity event	12/31/2029
Stay private scenario – Equity volatility	80.00%
Stay private scenario – Discount for lack of marketability	30.00% – 32.00%
IPO scenario – Equity Value	$1,100,000 – $1,300,000
IPO scenario – Equity volatility	80.00%
IPO scenario – Discount for lack of marketability	28.00%
Annual dividend yield	0.00%
Risk-free rate	3.61% – 4.33%

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to the SAFE liabilities, forward contract liability, 2022 Warrant liabilities and Preferred Stock Warrant liabilities outstanding during the years ended December 31, 2025 and 2024 were as follows:

	SAFE liabilities	Forward contract liability	2022 Warrant liabilities	Preferred Stock Warrant liabilities
Fair value as of December 31, 2023	$24,685	$—	$32	$—
Conversion of SAFE to preferred stock	(24,685)	—	—	—
Issuance of warrants	—	—	—	9,005
Inception of forward contract liability	—	6,738	—	—
Change in fair value of warrants	—	—	(30)	(6,279)
Change in fair value of forward contract liability	—	10,404	—	—
Balance, December 31, 2024	$—	$17,142	$2	$2,726
Subsequent Series Seed Prime closings	—	4,671	—	—
Change in fair value of warrants	—	—	20	7,960
Change in fair value of forward contract liability	—	133,553	—	—
Settlement of forward contract liability	—	(155,366)	—	—
Balance, December 31, 2025	$—	$—	$22	$10,686

Unrealized (losses)/gains related to the change in fair value of the 2022 Warrant liabilities and Preferred Stock Warrant liabilities for the years ended December 31, 2025 and 2024 was $(7,980) and $6,309, respectively, included within change in fair value of warrant liabilities on the statements of operations.

Unrealized losses related to the change in fair value of the forward contract liability for the years ended December 31, 2025 and 2024 was $(133,553) and $(10,404), respectively, included within change in fair value of forward contract liability on the statements of operations.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

18.    SEGMENT REPORTING

The Company operates as a single operating and reportable segment. The Company has identified its CODM to be its Chief Executive Officer. The CODM reviews financial information prepared and presented on an entity-wide level for the purposes of making operational decisions, assessing Company performance, and allocating resources. The CODM uses net loss to evaluate performance, allocate resources, set incentive compensation targets, and plan for future periods. The Company develops aircraft, autonomous software, and cargo pods for its customers, as well as provide any related servicing. The measure of segment assets is reported on the balance sheets as total assets.

The following table presents the significant segment expenses, which are regularly provided to the CODM:

	Year ended December 31
	2025	2024
Revenue	$2,435	$4,064
Significant segment expenses:
Cost of revenue	(2,003)	(3,509)
Research and development expenses	(6,708)	(8,464)
General and administrative expenses	(6,103)	(5,928)
Sales and marketing expenses	(1,257)	(781)
Change in fair value of warrant liabilities	(7,980)	6,309
Change in fair value of Series Seed Prime Forward Obligation liability	(133,553)	(10,404)
Total significant segment expenses	$(157,604)	$(22,777)
Other segment items:
Interest income	81	230
Interest expense	(39)	(214)
Other expense, net	(426)	(98)
Restructuring expense	—	(214)
Total other segment items	$(384)	$(296)
Loss before income tax expense	(155,553)	(19,009)
Income tax expense	(2)	—
Net loss	$(155,555)	$(19,009)

Other segment items include interest income, interest expense, other expense, net and restructuring expense. Management determined these items are not significant segment expenses because they are either non-operating in nature or individually and collectively are not significant to the CODM’s assessment of segment performance and resources allocation decisions.

While the CODM does not assess financial information on an individual customer or contract basis, the Company does have both U.S. government agencies and commercial customers (refer to Note 3, Revenue). The CODM does not assess discrete financial information for revenues abroad.

19.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 7, 2026, the date these financial statements were available to be issued.

On January 8, 2026, the Company and Barq Group signed an initial agreement to set up a $200,000 joint venture to establish a manufacturing and service facility focusing on the Chaparral autonomous vertical take-off and landing (“VTOL”) cargo drone. As of the date the financial statements were available to be issued, the joint venture has not been formed, and no capital contributions have been made by either party.

ELROY AIR, INC.
Notes to Financial Statements
(in thousands, except share and per share amounts)

19.    SUBSEQUENT EVENTS (cont.)

On May 15, 2026, the Company entered into a $4,050 promissory note agreement with existing investors, including $600 with related parties. The promissory note involves a 12% payment-in-kind compounded daily. The Company fully repaid the $4,934 balance of the promissory note on July 1, 2026, of which $731 was repaid to related parties. The repayment included a 20% premium on principal and accrued interest.

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into securities purchase agreements (the “Pre-Funded SPAs”) with certain accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP (“Inflection Point Fund”). Pursuant to the Pre-Funded SPAs, the Pre-Funded PIPE Investors agreed, among other things, to purchase, the Company issued and sold, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78,300 including $59 with a related party and warrants to purchase 6,526,961 shares of Elroy Air Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $66,600 including $50 with a related party (the “Pre-Funded Note Investment”). Upon consummation of the proposed business combination, the outstanding principal and accrued and unpaid interest on the Pre-Funded Convertible Notes as of one day prior to the closing of the proposed business combination would convert into New Elroy Air’s Series A Cumulative Convertible Preferred Stock and the Pre-Funded Warrants will be automatically canceled and converted into warrants to purchase shares of New Elroy Air Common Stock. If the Business Combination Agreement is terminated without the business combination having been consummated, the holders of the Pre-Funded Convertible Notes would have the contractual right to demand repayment of the outstanding principal plus accrued and unpaid interest on or after the stated maturity date of June 26, 2027.

On June 26, 2026, in connection with the transactions contemplated by the Business Combination Agreement, the Company, Inflection Point and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at closing of the business combination, 9,803,922 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Elroy Air Series A Warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock, for an aggregate purchase price of $100,000 (the “Closing PIPE Investment”). Each share of Series A Preferred Stock will have a stated value of $12.00.

On July 1, 2026, the Company paid off the $296 outstanding principal balance on the promissory note with Prologis for $148. The difference relates to the 50% early payoff discount that was included within the promissory note.

The Company has concluded that no other subsequent events have occurred that require recognition or disclosure.

Annex A

Execution Version

Dated June 26, 2026

Business Combination Agreement

by and among

Columbus Circle Capital Corp II,

IPGX Merger Sub, Inc.

and

Elroy Air, Inc.

Annex A Page Nos.
ARTICLE I THE TRANSACTIONS		A-4
1.01	The Domestication	A-4
1.02	The Merger	A-4
1.03	Further Assurances	A-5

ARTICLE II CONSIDERATION		A-5
2.01	Pre-Effective Time Conversions	A-5
2.02	Consideration	A-6
2.03	Conversion	A-6
2.04	Surrender	A-8
2.05	Dissenting	A-8
2.06	No Fractional Shares	A-9
2.07	Lost or Destroyed Certificates	A-9
2.08	Withholding	A-9
2.09	Earnout	A-9

ARTICLE III CLOSING		A-10
3.01	Closing	A-10
3.02	Closing Documents	A-10
3.03	Payment of Expenses and Treatment of Closing Indebtedness	A-11

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-11
4.01	Organization and Standing	A-11
4.02	Authorization; Binding Agreement	A-11
4.03	Capitalization	A-12
4.04	Subsidiaries	A-13
4.05	No Conflict; Governmental Consents and Filings	A-13
4.06	Financial Statements	A-13
4.07	Undisclosed Liabilities	A-14
4.08	Absence of Certain Changes	A-14
4.09	Compliance with Laws	A-14
4.10	Government Contracts	A-15
4.11	Company Permits	A-16
4.12	Litigation	A-16
4.13	Material Contracts	A-16
4.14	Intellectual Property	A-18
4.15	Taxes and Returns	A-21
4.16	Real Property	A-22
4.17	Personal Property	A-23
4.18	Title to Assets	A-23
4.19	Employee	A-23
4.20	Benefit	A-24
4.21	Environmental Matters	A-25
4.22	Transactions with Related Persons	A-26
4.23	Insurance	A-26
4.24	Top Customers and Suppliers	A-27
4.25	Certain Business Practices	A-27
4.26	Aviation	A-28
4.27	Investment Company Act	A-29

Annex A-i

Annex A Page Nos.
4.28	Finders and Brokers	A-29
4.29	Independent Investigation	A-29
4.30	Information Supplied	A-29
4.31	No Additional Representations or Warranties	A-30

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB		A-30
5.01	Organization and Standing	A-30
5.02	Authorization; Binding Agreement	A-30
5.03	Governmental Approvals	A-30
5.04	Non-Contravention	A-31
5.05	Capitalization	A-31
5.06	SEC Filings and Purchaser Financials	A-32
5.07	Absence of Certain Changes	A-33
5.08	Undisclosed Liabilities	A-33
5.09	Compliance with Laws	A-33
5.10	Legal Proceedings; Orders; Permits	A-34
5.11	Taxes and Returns	A-34
5.12	Properties	A-35
5.13	Contracts	A-35
5.14	Investment Company Act	A-35
5.15	Trust Account	A-35
5.16	Finders and Brokers	A-36
5.17	Certain Business Practices	A-36
5.18	Insurance	A-37
5.19	Information Supplied	A-37
5.20	Independent Investigation	A-37
5.21	No Additional Representation or Warranties	A-38

ARTICLE VI COVENANTS		A-38
6.01	Access and Information; Cooperation	A-38
6.02	Conduct of Business of the Company	A-39
6.03	Conduct of Business of the Purchaser	A-42
6.04	Annual and Interim Financial Statements	A-44
6.05	Purchaser Public Filings	A-45
6.06	No Solicitation	A-45
6.07	No Trading	A-46
6.08	Notification of Certain Matters	A-46
6.09	Efforts	A-46
6.10	Trust Account	A-47
6.11	Tax Matters	A-48
6.12	Further Assurances	A-49
6.13	The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals	A-49
6.14	Employee Matters	A-51
6.15	Public Announcements	A-52
6.16	Confidential Information	A-52
6.17	Documents and Information	A-54
6.18	Post-Closing Board of Directors and Executive Officers	A-54
6.19	Indemnification of Directors and Officers; Tail Insurance	A-54
6.20	PIPE Investment	A-55

Annex A-ii

Annex A Page Nos.
6.21	Redemption	A-55
6.22	Domestication	A-55
6.23	Adoption of Proxy Statement/Registration Statement	A-55
6.24	Compliance	A-55
6.25	U.S. Citizenship	A-56
6.26	Name Change	A-56
6.27	Type Certification Covenant	A-56

ARTICLE VII CLOSING CONDITIONS		A-56
7.01	Conditions to Each Party’s Obligations	A-56
7.02	Conditions to Obligations of the Company	A-57
7.03	Conditions to Obligations of the Purchaser and Merger Sub	A-58
7.04	Frustration of Conditions	A-59

ARTICLE VIII TERMINATION AND EXPENSES		A-59
8.01	Termination	A-59
8.02	Expenses	A-60
8.03	Effect of Termination	A-60

ARTICLE IX MISCELLANEOUS		A-60
9.01	No Survival	A-60
9.02	Notices	A-61
9.03	Binding Effect; Assignment	A-61
9.04	Third Parties	A-61
9.05	Governing Law	A-61
9.06	Jurisdiction	A-61
9.07	WAIVER OF JURY TRIAL	A-62
9.08	Specific Performance	A-62
9.09	Severability	A-62
9.10	Amendment; Waiver	A-62
9.11	Entire Agreement	A-62
9.12	Interpretation	A-62
9.13	Counterparts	A-63
9.14	Legal Representation	A-63
9.15	Waiver of Claims Against Trust	A-64
9.16	Company and Purchaser Disclosure Letters	A-65

ARTICLE X DEFINITIONS		A-65
10.01	Certain Definitions	A-65

Exhibits

Exhibit A	Form of Purchaser Charter upon Domestication
Exhibit B	Form of Purchaser Bylaws upon Domestication
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of A&R Registration Rights Agreement
Exhibit E-1	Form of Sponsor Lock-Up Agreement
Exhibit E-2	Form of Seller Lock-Up Agreement
Exhibit F	Form of Series A Preferred Stock Certificate of Designation
Exhibit G	Form of FIRPTA

Annex A-iii

Company Disclosure Letter

Section 4.03 — Capitalization
Section 4.04 — Subsidiaries
Section 4.05 — No Conflict; Governmental Consents and Filings
Section 4.06 — Financial Statements
Section 4.07 — Undisclosed Liabilities
Section 4.08 — Absence of Certain Changes
Section 4.09 — Compliance with Laws
Section 4.10 — Government Contracts
Section 4.11 — Company Permits
Section 4.12 — Litigation
Section 4.13 — Material Contracts
Section 4.14 — Intellectual Property
Section 4.15 — Taxes and Returns
Section 4.16 — Real Property
Section 4.17 — Personal Property
Section 4.18 — Title to Assets
Section 4.19 — Employee Matters
Section 4.20 — Benefit Plans
Section 4.21 — Environmental Matters
Section 4.22 — Transactions with Related Persons
Section 4.23 — Insurance
Section 4.24 — Top Customers and Suppliers
Section 4.26 — Aviation Regulatory Compliance
Section 4.28 — Finders and Brokers
Section 6.02 — Conduct of Business of the Company
Schedule 10-A — Closing Indebtedness Exceptions
Schedule 10-B — Knowledge Parties
Schedule 10-C — Eligible Stockholders

Purchaser Disclosure Letter

Section 5.05 — Capitalization
Section 5.15 — Finders and Brokers
Section 5.17 — Insurance
Section 6.03 — Conduct of Business by the Purchaser
Schedule 10-A — Knowledge Parties
Schedule 10-B — Deferred Underwriting Fees

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of June 26, 2026, by and among (i) Columbus Circle Capital Corp II, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (the “Purchaser”), (ii) IPGX Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Purchaser (“Merger Sub”), and (iii) Elroy Air, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation, wholly owned by the Purchaser, and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, at least one (1) Business Day (as defined below) prior to the Closing Date (as defined below) and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Section 206 of the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act,” and such de-registration, continuation and domestication, the “Domestication”);

WHEREAS, (i) immediately prior to the Domestication, the holders of the Purchaser Class B Ordinary Shares shall elect to convert each Purchaser Class B Ordinary Share, on a one-for-one basis, into one (1) Purchaser Class A Ordinary Share (the “Sponsor Share Conversion”) and (ii) in connection with the Domestication, (x) each then issued and outstanding Purchaser Class A Ordinary Share (other than any Purchaser Class A Ordinary Share included in the Cayman Purchaser Units (as defined below)) shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock (as defined below); (y) each then issued and outstanding warrant of the Purchaser (each a “Cayman Purchaser Warrant”) (other than any Cayman Purchaser Public Warrants (as defined below) included in the Cayman Purchaser Units (as defined below)) shall convert automatically into a warrant to acquire one (1) share of Domesticated Purchaser Common Stock (each a “Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement (as defined below); and (z) each then issued and outstanding unit of the Purchaser (the “Cayman Purchaser Units”) shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser Unit (as defined below), in each case without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing;

WHEREAS, in order to effectuate the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing (as defined below)), the Purchaser shall (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Cayman Companies Act and in accordance therewith, (b) file a certificate of domestication and a certificate of incorporation in substantially the form attached hereto as Exhibit A (the “Purchaser Charter upon Domestication”) with the Secretary of State of Delaware and (c) adopt bylaws in substantially the form attached hereto as Exhibit B (the “Purchaser Bylaws upon Domestication”), and in each case with such changes to the forms attached hereto as Exhibit A and Exhibit B as may be agreed in writing by the Purchaser and the Company;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, the Parties intend to enter into a business combination transaction by which the Company and Merger Sub will file with the Secretary of State of Delaware a certificate of merger, substantially in the form attached hereto as Exhibit C (the “Certificate of Merger”), in accordance with the applicable provisions of the DGCL and pursuant thereto Merger Sub will merge with and into the Company (the “Merger,” and together with the Domestication

Annex A-1

and the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the “Transactions”), with the Company being the surviving company of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Company”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby and vote against any competing proposals at the Purchaser Shareholders’ Meeting (as defined below);

WHEREAS, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Stockholders (as defined below) representing the Company Stockholder Approval have executed and delivered to the Purchaser the Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), pursuant to which such Stockholders have agreed to, among other things, vote or consent to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby and oppose any Acquisition Proposal or Alternative Transaction (each as defined herein);

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (a) the Company and certain investors have executed and delivered that certain securities purchase agreement, dated as of the date of this Agreement (the “Pre-PIPE Securities Purchase Agreement”), pursuant to which such investors have agreed, among other things, to purchase from the Company, and the Company has agreed, among other things, to sell to such investors, certain Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants (each as defined herein) and (b) the Company and certain investors have executed and delivered that certain convertible note purchase agreement, as of the date of this Agreement (as may be amended from time to time, the “Pre-PIPE Note Purchase Agreement”), pursuant to which such investors have agreed, among other things, to purchase from the Company, and the Company has agreed, among other things, to sell to such investors, certain Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants (the transactions contemplated by the Pre-PIPE Securities Purchase Agreement and the Pre-PIPE Note Purchase Agreement, together, the “Pre-Funded Note Investment”), substantially concurrently with the execution and delivery of this Agreement;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the investors named therein (the “Series A Preferred Stock Investors”) have executed and delivered that certain securities purchase agreement, dated as of the date hereof (the “Series A SPA”), pursuant to which the Series A Preferred Stock Investors have agreed, among other things, to purchase from the Purchaser, and the Purchaser has agreed, among other things, to sell to the Series A Preferred Stock Investors, shares of the Purchaser’s 12% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, having the rights, preferences and privileges set forth in the Purchaser’s Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock, in substantially the form attached hereto as Exhibit F (the “Series A Preferred Stock Certificate of Designation,” and such stock the “Domesticated Purchaser Series A Preferred Stock”) and warrants to purchase Domesticated Purchaser Common Stock in substantially the form attached hereto as Exhibit E (the “Domesticated Purchaser Series A Investor Warrants”), substantially concurrently with the Closing (such investment, the “PIPE Investment”);

WHEREAS, from time to time following the date hereof and prior to the Closing, the Purchaser may enter into subscription, purchase or similar agreements with investors, pursuant to which, and on the terms and subject to the conditions of which, such investors will agree to participate in the PIPE Investment (as defined herein);

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), in substantially the form attached hereto as Exhibit D, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

Annex A-2

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, (i) the Sponsor and the Purchaser will enter into a lock-up agreement (the “Sponsor Lock-Up Agreement”), in substantially the form attached hereto as Exhibit E-1, with such changes thereto as may be agreed in writing by the Purchaser and the Company, and (ii) the Purchaser, the holders of equity securities of the Company and other parties thereto will enter into a lock-up agreement (the “Seller Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), in substantially the form attached hereto as Exhibit E-2, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company and certain holders of the Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) will enter into certain amendments to permit cashless exercise of such Company Warrants in connection with the Transactions (the “Warrants Amendment”);

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, (i) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, (ii) the Sponsor Share Conversion is treated as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and (iii) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) with respect to each of the reorganizations described in the foregoing clauses;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, pursuant to and in accordance with the Organizational Documents (as defined below) of the Company: (a) determined that it is in the best interests of the Company and the Stockholders, and declared it advisable, for the Company to enter into this Agreement and the Ancillary Documents and consummate the Merger and the other Transactions; (b) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Merger and other Transactions be adopted by the Company;

WHEREAS, the board of directors of the Purchaser has unanimously: (a) determined that the Merger is in the best interests of the Purchaser and its shareholders, as a whole, and declared it advisable and in the best interests of the Purchaser and its shareholders as a whole for the Purchaser to enter into this Agreement and the Ancillary Documents providing for the Merger and the other Transactions; (b) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; (c) adopted a resolution recommending the Merger and the other Transactions be adopted by the Purchaser Shareholders; and (d) directed that this Agreement, the Merger and the other Transactions be submitted to the Purchaser Shareholders for their adoption and approval;

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that the Merger is in the best interests of Merger Sub and the sole stockholder of Merger Sub, and declared it advisable;

(b) approved, adopted and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the Transactions, including the Merger; and (c) resolved to recommend adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, the Purchaser shall provide an opportunity to the holders of its public shares to have their public shares redeemed on the terms and conditions set forth in this Agreement and the Purchaser’s Organizational Documents, which redemption shall occur at least one (1) day prior to the Domestication as set forth in this Agreement (the “Redemption”);

WHEREAS, the Purchaser, as the sole stockholder of Merger Sub, has approved and adopted this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the Transactions, including the Merger; and

Annex A-3

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which are acknowledged and agreed to by the Parties, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
THE TRANSACTIONS

1.01 The Domestication.

(a) Domestication. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), and in accordance with the DGCL and the Cayman Companies Act, at least one (1) Business Day after the Redemption and at least one (1) Business Day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, Nasdaq and the Purchaser’s Organizational Documents, as applicable, de-register from the Register of Companies of the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile and become a Delaware corporation and, subject to the receipt of the approval by way of a special resolution passed by the holders of Purchaser Class B Ordinary Shares entitled to vote thereon in accordance with the Purchaser’s Organizational Documents, cause the Domestication to become effective, including by (i) filing with the Delaware Secretary of State a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, (ii) adopting the Purchaser Bylaws upon Domestication, (iii) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (iv) filing with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Cayman Companies Act and obtaining a certificate of de-registration from the Cayman Registrar.

(b) Effect on Purchaser Securities. (i) Immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the holders of the Purchaser Class B Ordinary Shares shall elect to convert each Purchaser Class B Ordinary Share held by them, on a one-for-one basis, into one (1) Purchaser Class A Ordinary Share and (ii) in connection with the Domestication, (x) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock; (y) each then issued and outstanding Cayman Purchaser Warrant shall convert automatically into one (1) Domesticated Purchaser Warrant, pursuant to the Warrant Agreement; and (z) each then issued and outstanding Cayman Purchaser Units shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one-third (1/3) of one Domesticated Purchaser Warrant; in each case without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing.

1.02 The Merger.

(a) Effective Time. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), on the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company, Merger Sub and Purchaser and specified in the Certificate of Merger, being the “Effective Time”). The Purchaser shall, subject to receipt of the Purchaser Shareholder Approval, as soon as practicable following the Effective Time, file the Purchaser Charter upon Domestication with the Secretary of State of Delaware, in accordance with the applicable provisions of the DGCL.

(b) Merger. At the Effective Time, upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company after the Merger and as a direct, wholly-owned subsidiary of the Purchaser. References to the Company for periods after the Effective Time shall mean the Surviving Company.

Annex A-4

(c) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

(d) Surviving Company Share. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.0001, of the Surviving Company (each such share, a “Surviving Company Share”).

(e) Governing Documents. At the Effective Time, the Organizational Documents of the Company shall be amended and restated to be in the forms of certificate of incorporation and bylaws to be mutually agreed upon by the Purchaser and the Company prior to the Closing Date, which shall be the certificate of incorporation and bylaws of the Surviving Company until thereafter duly amended in accordance with the terms thereof and applicable Law.

(f) Directors and Officers of the Surviving Company. Immediately after the Effective Time, the initial board of directors and executive officers of the Surviving Company shall be determined by the Company and the Purchaser (solely with respect to its designee) pursuant to Section 6.18 and otherwise in accordance with the terms of this Agreement.

1.03 Further Assurances. From time to time after the Closing Date, upon the reasonable written request of any Party, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional reasonable action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose of this Agreement.

ARTICLE II
CONSIDERATION

2.01 Pre-Effective Time Conversions. Immediately prior to the Effective Time:

(a) each Company Convertible Security (other than the Company Pre-Funded Convertible Notes), if any, that is outstanding immediately prior to the Effective Time (if any), including all principal and interest thereunder, to the extent applicable, shall automatically convert in full into shares of Company Preferred Stock or Company Common Stock, as applicable, in accordance with the terms thereof, such that immediately thereafter, all of the Company Convertible Securities (other than the Pre-Funded Convertible Notes) shall no longer be outstanding and shall cease to exist, and each holder of a Company Convertible Security (other than the Pre-Funded Convertible Notes) shall thereafter cease to have any rights with respect thereto;

(b) each Company Warrant (other than the Company Pre-Funded Convertible Note Investor Warrants) exercisable for Company Preferred Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full, such that upon such exercise, all of the Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) converted into Company Preferred Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) shall thereafter cease to have any rights with respect to such securities; and

(c) each Company Warrant (other than the Company Pre-Funded Convertible Note Investor Warrants) exercisable for Company Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full, such that upon such exercise, all of the Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) shall no longer be outstanding and shall cease to exist, and each holder of Company Warrants (other than the Company Pre-Funded Convertible Note Investor Warrants) shall thereafter cease to have any rights with respect to such securities.

Annex A-5

2.02 Consideration.

(a) Pre-Funded Convertible Note Consideration. The consideration to be paid in, or in connection with, the Merger to a holder of a Pre-Funded Convertible Note shall be a number of shares of Domesticated Purchaser Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing Date, divided by (ii) the Applicable Pre-Funded Convertible Note Conversion Price (the “Convertible Note Consideration”).

(b) Pre-Funded Convertible Note Investor Warrant Consideration. The consideration to be paid in, or in connection with, the Merger to a holder in respect of each Company Pre-Funded Convertible Note Investor Warrant shall be one or more Domesticated Purchaser Series A Investor Warrants to purchase a number of shares of Domesticated Purchaser Common Stock (on otherwise the same terms as applicable to the Domesticated Purchaser Series A Investor Warrants issued to the Series A Preferred Stock Investors in the PIPE Investment) equal to the quotient of (i) the aggregate exercise price of such Company Pre-Funded Convertible Note Investor Warrant immediately prior to the Effective Time divided by (ii) $12.00 (the “Pre-Funded Convertible Note Investor Warrant Consideration”).

(c) Company Preferred Stock Consideration. The consideration to be paid in, or in connection with, the Merger to holders of Company Preferred Stock shall be the sum of: (i) if such holder participates in the Preferred Stock Preference Exchange, a number of shares of Domesticated Purchaser Common Stock equal to the quotient set forth in Section 2.03(a)(iii)(A) and (ii) if such holder participates in the Preferred Stock As-Converted Exchange, a number of shares of Domesticated Purchaser Common Stock equal to the quotient set forth in Section 2.03(a)(iii)(1)(B) (collectively, the “Aggregate Preferred Stock Consideration”).

(d) All Other Company Securities. The aggregate consideration to be paid to holders of all other equity interests of the Company in, or in connection with, the Merger (for the avoidance of doubt, other than the Pre-Funded Convertible Notes and the Company Pre-Funded Convertible Note Investor Warrants) shall be the Aggregate Common Stock Base Consideration. The consideration to be paid in, or in connection with, the Merger in respect of each share of Company Common Stock that is issued and outstanding, or deemed to be issued and outstanding after giving effect to the conversion described in Section 2.01 and including all shares of Company Common Stock deemed to be issued and outstanding pursuant to Section 2.03 immediately prior to the Effective Time, shall be a number of shares of Domesticated Purchaser Common Stock equal to the Per Share Base Consideration.

(e) Aggregate Earn-out Consideration. Subject to the vesting and forfeiture conditions specified in Section 2.09, the aggregate earnout consideration to be paid to the Eligible Stockholders shall be the Aggregate Earn-out Consideration. The earnout consideration to be paid in, or in connection with, the Merger in respect of (i) each share of Company Common Stock and each share of Company Preferred Stock that is issued and outstanding, or deemed to be issued and outstanding after giving effect to the conversion described in Section 2.01 and including all shares of Company Common Stock and Company Preferred Stock deemed to be issued and outstanding pursuant to Section 2.03 immediately prior to the Effective Time and (ii) each share of Domesticated Purchaser Common Stock issuable upon a hypothetical conversion at the time of the applicable Triggering Event of the shares of Domesticated Purchaser Series A Preferred Stock, solely to the extent issued pursuant to Section 2.02(a), shall be a number of shares of Domesticated Purchaser Common Stock equal to the right to receive, subject to the vesting conditions specified in Section 2.09, a number of shares of Domesticated Purchaser Common Stock equal to the Earn-out Exchange Ratio (the “Per Share Earn-out Consideration”).

2.03 Conversion of Securities.

(a) Effect on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing:

(i) each Company Security that is owned by the Purchaser, Merger Sub or the Company (in treasury or otherwise) immediately prior to the Effective Time (each, an “Excluded Share”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefore;

(ii) each Company Option, including the Vested Company Options and Unvested Company Options, that is outstanding immediately prior to the Effective Time shall be assumed by Purchaser and converted into an option to purchase a number of shares of Domesticated Purchaser Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Company Option

Annex A-6

Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Company Option Exchange Ratio; provided, however, that the exercise price and the number of shares of Domesticated Purchaser Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and Treasury Regulation Section 1.409A-1(b)(5)(v)(D); provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Domesticated Purchaser Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Notwithstanding anything to the contrary herein, with respect to the Unvested Company Options outstanding as of the date of this Agreement (the “Signing-Date Unvested Company Options”), fifty percent (50%) of such Signing-Date Unvested Company Options (rounded down to the nearest whole number on an aggregate basis) shall, upon their assumption and conversion into Exchanged Options, be granted under, and the shares of Domesticated Purchaser Common Stock subject thereto shall be issued pursuant to and counted against the share reserve of, the Equity Incentive Plan, and shall accordingly reduce, and be subject to, the EIP Limit; and the remaining fifty percent (50%) of such Signing-Date Unvested Company Options, together with all Vested Company Options, shall be assumed by Purchaser and converted into Exchanged Options outside of, and shall not count against the share reserve of or the EIP Limit under, the Equity Incentive Plan. Except as specifically provided above or as agreed to in writing with any holder of a Company Option, following the Effective Time, each Exchanged Option shall continue to be governed by the same vesting and exercisability terms and otherwise substantially similar terms and conditions as were applicable to the corresponding former Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the Parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this Section 2.03(a)(ii);

(iii) each share of Company Preferred Stock (including each share of Company Preferred Stock issued upon the conversions and exercises described in Sections 2.01(a)-(b)) issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive (1) the number of shares of Domesticated Purchaser Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Company Preferred Stock divided by (y) the Redemption Price (such shares of Company Preferred Stock receiving a number of shares of Domesticated Purchaser Common Stock pursuant to this clause (A), “Preferred Stock Preference Exchange”) and (B) the product of (x) the number of shares of Company Common Stock that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with the Company Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (such shares of Company Preferred Stock receiving a number of shares of Domesticated Purchaser Common Stock pursuant to this clause (B), “Preferred Stock As-Converted Exchange”), and (2) the Per Share Earn-out Consideration; and

(iv) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be cancelled and converted into the right to receive the Per Share Base Consideration and the Per Share Earn-out Consideration.

(b) Effect on Pre-Funded Convertible Notes. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company, the holder in respect of any Pre-Funded Convertible Note or any holder of securities of any of the foregoing, each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive the Convertible Note Consideration and the Per Share Earn-out Consideration.

(c) Effect on Company Pre-Funded Convertible Note Investor Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of Company Pre-Funded Convertible Note Investor Warrants, each Company Pre-Funded Convertible Note Investor Warrant that is outstanding and unexercised immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive Pre-Funded Convertible Note Investor Warrant Consideration.

(d) Effect on Cayman Purchaser Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of Company Pre-Funded Convertible Note Investor Warrants, each Domesticated Purchaser Unit shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one-third (1/3) of one Domesticated Purchaser Warrant.

Annex A-7

2.04 Surrender and Payment.

(a) Exchange Fund. Immediately prior to or at the Effective Time, the Purchaser shall deposit, or cause to be deposited, with Continental for the benefit of the Company Stockholders (other than with respect to any Excluded Shares and Company Options) evidence in book-entry form of shares of Domesticated Purchaser Common Stock representing the number of shares of Domesticated Purchaser Common Stock sufficient to deliver the aggregate Per Share Base Consideration payable with respect thereto pursuant to Section 2.03 of this Agreement (the “Exchange Fund”). The Purchaser shall cause Continental, pursuant to irrevocable instructions, to pay the Per Share Base Consideration out of the Exchange Fund in accordance with the terms of this Agreement.

(b) Stock Exchange Procedures. Within two (2) Business Days following the effectiveness of the Proxy Statement/Registration Statement, the Purchaser shall cause Continental to deliver to each holder of shares of Company Common Stock (other than with respect to any Excluded Shares and Company Options) and Company Preferred Stock, instructions for exchanging each such holder’s shares (other than any Excluded Shares and Company Options) for such holder’s applicable portion of the Aggregate Common Stock Base Consideration and the Aggregate Preferred Stock Consideration from the Exchange Fund, and which shall be in a form reasonably acceptable to the Parties (a “Letter of Transmittal”). Promptly following receipt of a properly completed and executed Letter of Transmittal, and in any event within two (2) Business Days following the Closing, Continental shall deliver the applicable portion of the Aggregate Common Stock Base Consideration or the Aggregate Preferred Stock Consideration to each such holder with respect to such shares of Company Common Stock and Company Preferred Stock. Effective as of one (1) Business Day prior to soliciting the Company Stockholder Approval pursuant to Section 7.01(b), the Company will not record or recognize any transfers of Company Securities on the record books of the Company, other than transfers as to which the Company has been notified of, in writing, prior to such Business Day.

(c) Termination of Exchange Fund. Promptly following the earlier of (i) the date on which the entire Exchange Fund has been disbursed and (ii) the date which is one (1) year after the Effective Time, the Purchaser shall instruct Continental to deliver to the Purchaser any remaining portion of the Exchange Fund and other documents in its possession related to the Transaction, and Continental’s duties shall terminate. Thereafter, each Company Stockholder may look only to the Purchaser (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of such Company Stockholder’s claim for Per Share Base Consideration that such Company Stockholder may have the right to receive pursuant to Section 2.02 without any interest thereon. None of the Company, the Purchaser, the Surviving Company or Continental shall be liable to any Person for any portion of the aggregate Per Share Base Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the aggregate Per Share Base Consideration that remains undistributed to Company Stockholders as of immediately prior to the date on which such portion of the aggregate Per Share Base Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Purchaser, free and clear of all claims or interest of any Person previously entitled thereto.

2.05 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock, if any, cancelled in accordance with Section 2.03(a)(i)) that are held by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal or dissenters’ rights for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and the holders of such Dissenting Shares shall have no right to receive, the applicable portion of the Aggregate Common Stock Base Consideration, the Aggregate Preferred Stock Consideration and the Aggregate Earn-out Consideration unless and until such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under Section 262 of the DGCL, or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting

Annex A-8

Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Aggregate Common Stock Base Consideration, the Aggregate Preferred Stock Consideration and the Aggregate Earn-out Consideration to which such holder is entitled pursuant to the applicable subsections of Section 2.02, without interest thereon, upon surrender of the certificate or certificates representing such Dissenting Shares in accordance with Section 2.04.

2.06 No Fractional Shares. No fractional shares of Domesticated Purchaser Common Stock, or certificates or scrip representing fractional shares of Domesticated Purchaser Common Stock, will be issued upon the conversion of the Company Securities pursuant to the Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Purchaser. Any fractional shares of Domesticated Purchaser Common Stock will be rounded down to the nearest whole number.

2.07 Lost or Destroyed Certificates. Notwithstanding any other provision to this Agreement, if any certificate shall have been lost, stolen or destroyed, then upon the making of a customary affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in a form reasonably acceptable to the Company, Continental shall issue, in exchange for such lost, stolen or destroyed certificate, the portion of the aggregate Per Share Base Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such certificate(s) as contemplated under this Agreement.

2.08 Withholding. Notwithstanding any other provision to this Agreement, the Purchaser, Merger Sub, the Company, and the Surviving Company (and their respective Representatives) shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement such Taxes that are required to be deducted or withheld with respect to such amounts under the Code, or under any provision of U.S. state or local or non-U.S. tax law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, the Purchaser, Merger Sub, the Company and the Surviving Company shall use commercially reasonable efforts to provide recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company in connection with the Merger treated as compensation, the Parties shall reasonably cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding; provided, however that with respect to any Earnout Shares issued pursuant to Section 2.09, any withholding obligation arising in connection with such issuance may be satisfied by withholding from issuance or disposing of, or causing the disposition of, a portion of the Earnout Shares otherwise issuable to such recipient having a fair market value, as determined by the Purchaser in good faith, sufficient to enable the Purchaser to satisfy in full any such withholding obligation.

2.09 Earnout.

(a) Earn-out Consideration. In addition to the issuance of the Per Share Base Consideration pursuant to Section 2.02, as promptly as reasonably practicable (but in any event, within five (5) Business Days) after the occurrence of a Triggering Event, the Purchaser shall issue or cause to be issued to the Eligible Stockholders (based on their respective Pro Rata Shares), the following shares of Domesticated Purchaser Common Stock (which shall be equitably adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to shares of Domesticated Purchaser Common Stock occurring after the Closing, the “Aggregate Earn-out Consideration”), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Documents:

(i) Upon the occurrence of Triggering Event I, a one-time issuance of 3,000,000 Earnout Shares;

(ii) Upon the occurrence of Triggering Event II, a one-time issuance of 3,000,000 Earnout Shares; and

(iii) Upon the occurrence of Triggering Event III, a one-time issuance of 5,000,000 Earnout Shares.

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(b) If, during the Earnout Period, there is a Change of Control pursuant to which the Purchaser or its shareholders have the right to receive consideration implying a value per share of Domesticated Purchaser Common Stock (as determined in good faith by the Post-Closing Purchaser Board) of:

(i) less than $15.00 per share, then Section 2.09(a) and this Section 2.09(b) shall terminate and no further shares of Domesticated Purchaser Common Stock shall be issuable thereunder or hereunder;

(ii) greater than or equal to $15.00 per share but less than $20.00 per share, then, (A) immediately prior to such Change of Control, the Purchaser shall issue 2,500,000 shares of Domesticated Purchaser Common Stock to the Eligible Stockholders (based on their respective Pro Rata Shares) (less any Earnout Shares issued prior to such Change of Control pursuant to Section 2.09(a)(i) or (ii); provided, that such reduction shall not reduce the number of shares required to be issued to a number that is below zero) and (B) thereafter, Section 2.09(a) and this Section 2.09(b) shall terminate and no further Earnout Shares shall be issuable thereunder or hereunder;

(iii) greater than or equal to $20.00 per share, then (A) immediately prior to such Change of Control, the Company shall issue 5,000,000 shares of Domesticated Purchaser Common Stock to the Eligible Stockholders (based on their respective Pro Rata Shares) (less any Earnout Shares issued prior to such Change of Control pursuant to Section 2.09(a)(i) or (ii); provided, that such reduction shall not reduce the number of shares required to be issued to a number that is below zero) and (B) thereafter, Section 2.09(a) and this Section 2.09(b), shall terminate and no further Earnout Shares shall be issuable thereunder or hereunder;

(c) The Common Stock Price targets set forth in the definitions of Triggering Event I and Triggering Event II, and in Sections 2.09(a)(i) and (ii), shall be equitably adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to shares of Domesticated Purchaser Common Stock occurring after the Closing.

(d) No certificates or scrip or shares representing fractional Earnout Shares shall be issued pursuant to this Section 2.09 and such fractional share interests will not entitle the owner thereof to vote or to have any rights of shareholder. In lieu of any fractional Earnout Shares to which any Eligible Stockholder would otherwise be entitled, the Company shall round down to the nearest whole Earnout Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

ARTICLE III
CLOSING

3.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Transactions (other than the transactions contemplated by this Agreement that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which date shall be no later than the third (3rd) Business Day after all the Closing conditions in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

3.02 Closing Documents.

(a) Purchaser Closing Certificate. Two (2) Business Days prior to the Closing, the Purchaser shall deliver to the Company a written notice (the “Purchaser Closing Certificate”) setting forth the Purchaser’s good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemptions; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing; and (iii) the number of shares of Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants, in each case, to be outstanding as of the Closing and after giving effect to the Domestication, and the Redemption and the issuance of securities in connection with the consummation of the PIPE Investment (but excluding any shares of Domesticated Purchaser Common Stock to be issued in the Merger).

(b) Company Closing Certificate. Two (2) Business Days prior to the Closing, the Company shall deliver to the Purchaser a written notice (the “Company Closing Certificate”) setting forth the Company’s good faith calculation of the aggregate amount of the Company Transaction Costs as of the Closing, including all invoices, wire

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instructions and applicable Tax forms for each Person owed (and any other supporting details reasonably requested by the Purchaser); provided, that the failure to provide wire instructions or Tax forms shall not affect the effectiveness of the Company’s compliance with this requirement.

(c) Access; Cooperation. From and after the delivery of the Purchaser Closing Certificate or the Company Closing Certificate, as the case may be, until the Closing Date, each of the Purchaser and the Company shall (i) provide the other Parties and their Representatives with reasonable access to information reasonably requested by the Purchaser or the Company or any of their respective Representatives in connection with the review of the Purchaser Closing Certificate or the Company Closing Certificate, as the case may be, (ii) consider in good faith any comments to the Purchaser Closing Certificate or the Company Closing Certificate, as the case may be, and (iii) revise the Purchaser Closing Certificate or the Company Closing Certificate, respectively, to incorporate any changes the Purchaser or the Company, respectively, reasonably determines are necessary or appropriate given such comments.

3.03 Payment of Expenses and Treatment of Closing Indebtedness.

(a) Company Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Company Transaction Costs.

(b) Purchaser Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Purchaser Transaction Costs.

(c) Closing Indebtedness. On the Closing Date, the Purchaser shall pay the outstanding amount of the Closing Indebtedness to the holders of the Closing Indebtedness in order to repay all such Closing Indebtedness, with the result that immediately following the Closing there will be no further monetary obligations of the Company or any of its Subsidiaries with respect to any Closing Indebtedness outstanding immediately prior to the Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to the Purchaser (the “Company Disclosure Letter”) prior to or in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to the Purchaser and Merger Sub, as of the date hereof and as of the Closing, as follows:

4.01 Organization and Standing. The Company is a Delaware corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Company. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents, each as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.

4.02 Authorization; Binding Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company Board (or other similar governing body) in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the adoption and approval of this Agreement and the Transactions, including the Merger, by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Company Common Stock and the holders of a majority of the outstanding shares of Company Preferred Stock voting together as a separate class, in each case, pursuant to the terms and in accordance with the satisfaction of the conditions of the Company’s Organizational Documents and applicable Law (the “Company Stockholder Approval”), no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms,

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subject to the Enforceability Exceptions. The Company Board, by resolutions duly adopted, has (i) determined that this Agreement, the Ancillary Documents and the Transactions are advisable, and in the best interests of, the Company and its Stockholders and (ii) approved this Agreement and the Ancillary Documents and the Transactions in accordance with the DGCL, the Company’s Organizational Documents and any other applicable Law. No vote of any holders of any class or series of capital stock of the Company is necessary to approve this Agreement or the Transactions, other than the Company Stockholder Approval.

4.03 Capitalization.

(a) Set forth on Section 4.03(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of Company Securities and the number and type of Company Securities held by each such holder as of the date hereof.

(b) Prior to giving effect to the Transactions, all of the Company Securities are and will be owned free and clear of any Liens other than those imposed under the Company’s Organizational Documents, applicable securities Laws, or as set forth on Section 4.03(b)(i) of the Company Disclosure Letter. Other than the Company Securities set forth in Section 4.03(b)(ii) of the Company Disclosure Letter, the Company does not have any other issued or outstanding common stock or any other securities. All of the issued and outstanding Company Securities have been duly authorized and validly issued in accordance with all applicable Laws, including applicable securities Laws, and the Company’s Organizational Documents, are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Company. Except as set forth on Section 4.03(b)(iii) of the Company Disclosure Letter or in the Company’s Organizational Documents, there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its security holders is a party or bound relating to any Company Securities, whether or not outstanding. Except as set forth on Section 4.03(b)(iv) of the Company Disclosure Letter or as provided for in this Agreement, there are no (1) outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company or (2) voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company Securities. Except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to its securities. Except as disclosed in the Company Financials, the Company has not since its incorporation declared or paid any distribution in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

(c) Section 4.03(c)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding: (i) the name of the Company Option recipient; (ii) the number of shares of the Company subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule of such Company Option; and (vi) the date on which such Company Option expires. Each Company Option was validly granted or issued and properly approved by the Company Board (or appropriate committee thereof) and, in the case of the Company Options, in accordance with the terms of the Company Incentive Plan or the applicable award agreement. Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Incentive Plan or the applicable award agreement, (ii) was not granted with an exercise price per share less than the fair market value (pursuant to Section 409A or Section 422, as applicable, of the Code) of the underlying shares of Company Common Stock as of the date such Company Option was granted, and (iii) has a grant date that is not earlier than the date on which the Company Board or compensation committee actually awarded such Company Option. Section 4.03(c)(ii) of the Company Disclosure Letter sets forth the terms of any vesting acceleration rights and any other vesting acceleration that will be applicable to any unvested Company Options. No Company Common Stock is subject to vesting as of the date hereof. All Company Common Stock that is subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. No Company Options are “early exercisable” as of the date hereof. The Company has no outstanding commitments to grant Company Options.

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(d) Section 4.03(d) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each holder of Company Convertible Securities, including (i) the name of the holder, (ii) the date of issuance, (iii) the principal amount or purchase price paid for such Company Convertible Security, and (iv) the applicable valuation cap, discount rate, or other material economic terms. There are no side letters, amendments, waivers, or other agreements that modify the standard terms of any Company Convertible Securities. The Company has no outstanding commitments to issue any additional Company Convertible Securities. The treatment of Company Convertible Securities under Section 2.01(a) is permitted under applicable Laws, and the terms and conditions of such Company Convertible Securities, or the consent of any holder, thereof.

(e) Except as provided for in this Agreement, as a result of the consummation of the Transaction, no units, warrants, options or other securities of the Company are issuable and no rights in connection with any units, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

4.04 Subsidiaries. The Company has not had and does not have any subsidiaries.

4.05 No Conflict; Governmental Consents and Filings.

(a) Except as otherwise described in Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of consents, approvals, authorizations and other requirements set forth in Section 4.02 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Ancillary Documents to which the Company is a party by the Company, do not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of the Company is bound; (ii) conflict with or violate the Organizational Documents of the Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract, material Company Real Property Lease (as defined in Section 4.16(b) herein) or Material Current Government Contract, or terminate or result in the termination of any Company Material Contract, material Company Real Property Lease or Material Current Government Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract, material Company Real Property Lease or Material Current Government Contract upon any of the properties or assets of the Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or to have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of the Purchaser and Merger Sub contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Company of the Transactions, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; (iii) compliance with applicable Antitrust Laws; and (iv) as otherwise disclosed on Section 4.05(b) of the Company Disclosure Letter.

4.06 Financial Statements.

(a) The Company has provided to the Purchaser true, correct and complete copies of: (i) the unaudited consolidated financial statements of the Company (including, in each case, any related notes thereto) as of and for the (x) year ended December 31, 2025 and (y) three month periods ending March 31, 2026, each consisting of the consolidated balance sheets of the Company as of such dates and the related consolidated income statements and statements of cash flows for the periods then ended (the “Draft Company Financials”) and (ii) the unaudited consolidated financial statements of the Company (including, in each case, any related notes thereto) as of and for the year ended December 31, 2024, consisting of the consolidated balance sheet of the Company as of such date and the related consolidated income statement, changes in member equity and statement of cash flows for the fiscal year then ended, prepared in accordance with GAAP and PCAOB (the “Unaudited Company Financials”, together with the

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Draft Company Financials, the “Company Financials”). The Company Financials were derived in all material respects from the books and records of the Company, which books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices. The Company Financials, when delivered, will have been prepared in all material respects, in accordance with GAAP consistently applied throughout the periods covered thereby and present fairly in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company as of the dates and for the periods indicated in such Company Financials in conformity with GAAP (except in the case of the Draft Company Financials that cover a period of less than one year for the absence of footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount) and were derived from and accurately reflect in all material respects, the books and records of the Company. The Company has not ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company has established and maintains a system of internal controls. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for the Company’s assets.

(c) The Company has not identified and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company (other than a significant deficiency or material weakness that has been previously disclosed in writing to Purchaser and is set forth on Section 4.06(a) of the Company Disclosure Letter), (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (z) any claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

4.07 Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of the Company of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Company Financials or disclosed in the notes thereto; (b) incurred in the ordinary course of the operation of business of the Company since the date of the most recent balance sheet included in the Company Financials; (c) incurred in connection with the Transactions; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.08 Absence of Certain Changes. Except as set forth on Section 4.08 of the Company Disclosure Letter, and for activities conducted in connection with this Agreement and the transactions contemplated hereby, since March 31, 2026 through the date of this Agreement, (a) the Company has conducted its business in the ordinary course of business consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) the Company has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.02(b) (without giving effect to Section 6.02(b) of the Company Disclosure Letter) if such action were taken on or prior to the Closing without the consent of the Purchaser.

4.09 Compliance with Laws. Provided that this Section 4.09 shall not apply with respect to the matters covered by Section 4.25:

(a) The Company has, during the period beginning five (5) years prior to and ending on the Closing Date, complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably expected to be, material to the Company. Except as disclosed on Section 4.09 of the Company Disclosure Letter, no written, or to the Knowledge of the Company, oral notice of non-compliance with any applicable Law has been received that, individually or in the aggregate, would reasonably be expected to be material to the Company. For the avoidance of doubt, compliance with aviation regulatory requirements (including requirements of the Federal Aviation Administration, the Department of Transportation, and applicable airworthiness authorities) shall be assessed solely with reference to the Company Aviation Authorizations listed on Section 4.09(a) of the Company Disclosure Letter, and no representation is made hereunder with respect to aviation authorizations, exemptions, certificates or approvals not specifically listed therein.

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(b) The Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders, or other Consents from Governmental Authorities and/or third Persons (the “Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted and is in compliance with all terms and conditions of such Approvals, in each case, except where the failure to have such Approvals or be in compliance therewith, individually or in the aggregate, have not been and would not reasonably be expected to be, material to the Company. Notwithstanding the foregoing, with respect to aviation-specific Approvals (including FAA certificates, exemptions, authorizations, and special permits issued under 14 C.F.R. Parts 11, 21, 47, 61, 91, 107 or 137, or pursuant to 49 U.S.C. § 44807), the representation in this Section 4.09(b) is made solely with respect to those Approvals specifically listed on Section 4.09(b) of the Company Disclosure Letter (the “Aviation Authorizations Schedule”).

4.10 Government Contracts.

(a) Section 4.10 of the Company Disclosure Letter sets forth a list of each Government Contract in existence as of the date hereof that involves aggregate payments to the Company that are reasonably expected to be in excess of $500,000 (each, a “Material Current Government Contract”). Each Material Current Government Contract was legally awarded to the Company. Except as would not reasonably be expected to be material to the Company, and except for any Material Current Government Contract that is terminated or expires following the date hereof in accordance with its terms, all Material Current Government Contracts are: (i) a legal, valid binding obligation of the Company; and (ii) in full force and effect and enforceable against the Company, as applicable, in accordance with its terms, in each case subject to the Enforceability Exceptions.

(b) To the Company’s knowledge, for the period beginning three (3) years prior to and ending on the Closing Date, the Company has complied in material respects with each Government Contract and applicable statutory and regulatory requirements (including the FAR and applicable agency FAR supplements) with respect to each Government Contract.

(c) For the period beginning three (3) years prior to and ending on the Closing Date, neither the U.S. Government nor any of the U.S. Government’s prime contractors has notified the Company, either in writing or, to the Company’s Knowledge, orally that the Company has breached a contract requirement, or violated any regulation, statute, certification, or representation with respect to each Government Contract.

(d) For the period beginning three (3) years prior to and ending on the Closing Date, no show cause notices or cure notices have been issued against the Company with respect to any Government Contract.

(e) Neither the Company nor any “Principal” (as defined in FAR 52.209-5):

(i) is presently debarred, suspended, proposed for debarment, or declared ineligible for the award of a government contract or subcontract;

(ii) has, within the period beginning three (3) years prior to and ending on the Closing Date, been convicted of or had a civil judgment rendered against them for commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (federal, state, or local) contract or subcontract, or violation of federal or state antitrust statutes relating to the submission of offers, or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, or receiving stolen property; or

(iii) to the Knowledge of the Company, is presently indicted for, or otherwise criminally or civilly charged with, or currently under investigation by a governmental entity for, commission of any of the above-listed offenses.

(f) There are no outstanding claims against the Company either by the U.S. Government or by any prime contractor or subcontractor arising under a Government Contract.

(g) The Company has no pending claims (including claims under the Contract Disputes Act of 1978) against the U.S. Government or against any prime contractor arising under any Government Contract, except for routine demands for payment.

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(h) For the period beginning three (3) years prior to and ending on the Closing Date, the Company has not made a mandatory disclosure to a Governmental Authority, an Inspector General of an agency, department or branch of the U.S. Government, or a Contracting Officer (as defined in FAR 2.101) in connection with the Company’s performance of any Government Contract under FAR Subpart 3.1003 or FAR 52.203-13, and, to the Knowledge of the Company, no facts exist that would reasonably require such a disclosure.

(i) Section 4.10(i) of the Company Disclosure Letter sets forth a list of each pending Government Bid that are set aside for companies with Preferred Bidder Status or otherwise requiring the Company to have Preferred Bidder Status as a condition of eligibility for award of a contract.

4.11 Company Permits. The Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Company), holds all material Permits required to own, lease and operate its assets and properties as presently owned, leased or operated (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all the Company Permits, all of which are listed on Section 4.11 of the Company Disclosure Letter. To the Knowledge of the Company, each Company Permit is in full force and effect and will upon its termination or expiration will be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. The Company has at all times operated in material compliance with all Company Permits applicable to the Company. For the avoidance of doubt, aviation-specific permits, certificates and authorizations are addressed exclusively in Section 4.26 (Aviation Regulatory Compliance) and the Aviation Authorizations Schedule, and this Section 4.11 shall not be construed to require a representation with respect to any aviation-specific permit, certificate or authorization not listed on such schedule.

4.12 Litigation. Except as described on Section 4.12 of the Company Disclosure Letter, there is no (a) Legal Proceeding of any nature currently pending or, to the Knowledge of the Company, threatened, against the Company or any of its properties or assets, or, to the Knowledge of the Company, any of the directors or officers of the Company with regard to their actions as such, in which the reasonably expected damages are in excess of $1,000,000 or which otherwise is reasonably expected to result in an Order for specific performance, an injunction or other equitable relief; (b) to the Knowledge of the Company, there are no pending or threatened, audits, examinations or investigations by any Governmental Authority against the Company that, individually or in the aggregate, would reasonably be expected to be material to the Company; (c) pending or threatened in writing Legal Proceedings by the Company against any third party that, individually or in the aggregate, would reasonably be expected to be material to the Company; (d) settlements or similar agreements that impose any material ongoing obligations or restrictions on the Company that, individually or in the aggregate, would reasonably be expected to be material to the Company; and (e) Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company or any of its properties or assets, or, to the Company’s Knowledge, any of the directors or officers of the Company with regard to their actions as such that, individually or in the aggregate, would reasonably be expected to be material to the Company.

4.13 Material Contracts.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xx) below, to which, as of the date of this Agreement, the Company is a party or by which the Company, or any of its properties or assets are bound or affected, excluding any Company Benefit Plan (each Contract required to be set forth on Section 4.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct, complete copies of the Company Material Contracts, including amendments thereto, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i) each Contract that contains covenants that limit the ability of the Company (or purports to bind any Affiliate thereof) (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

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(iii) each Contract that involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) each Contract that is reasonably anticipated to involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Company or another Person;

(v) each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of the Company (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring in the last three (3) years and/or relating to pending or future acquisitions or dispositions, in each case, involving aggregate payments in excess of $500,000;

(vi) each obligation to make payments in excess of $1,000,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property, and (B) involves aggregate annual payments in excess of $100,000 for agreements related to real property and $1,000,000 for agreements related to personal property;

(viii) each Contract that by its terms, individually or with all related Contracts, that is reasonably anticipated to call for aggregate payments or receipts by the Company under such Contract or Contracts of at least $1,000,000 per year or $5,000,000 in the aggregate;

(ix) each Contract with any Top Customer or Top Supplier (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Supplier relationship);

(x) each collective bargaining (or similar) agreement or Contract between the Company on one hand, and any labor union or other body representing employees of the Company on the other hand;

(xi) each Contract that is reasonably anticipated to obligate the Company to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000;

(xii) each Contract that obligates the Company to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xiii) each Contract that relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Company has outstanding obligations (other than customary confidentiality obligations) in excess of $1,000,000;

(xiv) any Contract that provides another Person (other than any manager, director or officer of the Company) with a power of attorney to act on behalf of the Company or to act on behalf of any manager, director or officer of the Company with respect to the Company;

(xv) each Contract (A) which contains any assignment or any covenant not to assert or enforce, any Intellectual Property material to the business of the Company; (B) pursuant to which any Intellectual Property material to the business of the Company is or was developed by, with or for the Company (other than invention assignment and confidentiality agreements with employees and contractors on standard forms made available to Purchaser and without any material deviations or exceptions thereto (collectively, “Template Employee and Contractor IP Assignment Agreements”)); or (C) pursuant to which the Company either (1) grants to a third Person (I) a license, immunity, or other right in or to any Intellectual Property material to the business of the Company (other than where the non-exclusive license of Intellectual Property is incidental and not the primary purpose of the Contract) or (II) an exclusive license, immunity, or other right in or to any Owned Intellectual Property, or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Assets material

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to the business of the Company, in the case of both (1) and (2) excluding (unless they otherwise qualify as Company Material Contracts under a different subsection of this Section 4.13): (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business; (x) licenses of Open Source Software; (y) Off-the-Shelf Software; and (z) Template Employee and Contractor IP Assignment Agreements;

(xvi) each Contract involving transactions with an Affiliate of the Company (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Organizational Documents);

(xvii) each Contract that is a settlement, conciliation, or similar agreement with any Governmental Authority or pursuant to which the Company will have material outstanding obligations after the date hereof, and excluding any such agreements that are releases entered into with former employees or independent contractors in the ordinary course of business;

(xviii) each Contract with a strategic aviation customer, operating partner, or logistics customer (including preorder agreements, memoranda of understanding, purchase orders, and service agreements) involving committed or contingent consideration in excess of $1,000,000 or exclusive or preferential rights to the Company’s products or services (collectively, “Aviation Customer Agreements”);

(xix) each Contract with a manufacturer, assembler or supplier that is exclusive or involves annual expenditures in excess of $500,000 and relates to the design, manufacture, assembly, testing or certification of the Company’s aircraft or unmanned aircraft systems, including without limitation any exclusive manufacturing arrangement; and

(xx) each Contract that contains a Change of Control provision (whether requiring consent, notice, or triggering termination, acceleration, or modification rights) that would be triggered by, or is applicable to, the consummation of the Transactions.

(b) Except as disclosed in Section 4.13(b) of the Company Disclosure Letter, with respect to each Company Material Contract or for any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) except as would not reasonably be expected to be material to the Company, the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) the Company is not in breach of or default under, in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and, to the Knowledge of the Company no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has not received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.

4.14 Intellectual Property.

(a) Section 4.14(a)(i) of the Company Disclosure Letter sets forth a true, accurate, and complete list of: (y) all U.S. and foreign registered or issued Intellectual Property and applications owned or filed by the Company (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (z) all material unregistered Trademarks included in Owned Intellectual Property. Each item of Company Registered IP is subsisting, and to the Knowledge of the Company, valid (or applied for) and enforceable (assuming registration where required for enforcement). The Company owns, free and clear of all Liens (other than Permitted Liens or any Liens set

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out on Section 4.14(a)(ii) of the Company Disclosure Letter) all right, title, and interest in and to all Owned Intellectual Property and to the Knowledge of the Company, has valid and enforceable rights to use, sell, license, transfer or assign, as used, sold, licensed, transferred, or assigned in its business, all other Intellectual Property and IT Assets currently used, sold, licensed, transferred, assigned, or held for use by the Company and none of the foregoing will be adversely impacted by (nor will require any consent, notification, waiver, or payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of any of this Agreement or the consummation of the Transactions. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Company has obtained present assignments of inventions from each inventor. Except as set forth on Section 4.14(a)(iii) of the Company Disclosure Letter, all Company Registered IP and other Owned Intellectual Property are owned exclusively by the Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP and other Owned Intellectual Property, and the Company has recorded assignments of all Company Registered IP.

(b) To the Knowledge of the Company, the Company has a valid and enforceable written license or other valid and enforceable right to use all other Company IP, including Intellectual Property that is the subject of the inbound Company IP Licenses applicable to the Company. The inbound Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions currently used by Company or otherwise material to operate the business of Company as presently conducted. The Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Company of the Intellectual Property that is the subject of any Company IP License in the same manner that it is currently being used is not restricted by any applicable license of the Company. The Company is not party to any Contract that requires the Company to assign to any Person any or all of its rights in any Intellectual Property developed by the Company under such Contract.

(c) No Legal Proceeding has been made in the last six (6) years or is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Owned Intellectual Property, nor, to the Knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company, nor to the Knowledge of the Company, is there a reasonable basis therefor. There are no Orders to which the Company is a party or is otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the outbound Company IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Company. The Company is not, nor is the Company’s ownership, use or license of any Owned Intellectual Property, nor the Company’s operation of its business (including its products and services) currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person. To the Company’s Knowledge, no third party is currently, or in the past six (6) years has infringed upon, misappropriated or otherwise violated any Owned Intellectual Property.

(d) No current or former officers, employees, independent contractors, or other third parties employed or engaged by the Company has any ownership interest in any material Owned Intellectual Property and no Person has claimed or asserted in writing any ownership interest or other rights in or to any Owned Intellectual Property. Except where failure to comply has not been and would not be, individually or in the aggregate, material, there has been no violation of the Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Owned Intellectual Property. To the Company’s Knowledge, none of the employees of the Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to promote the interests of the Company, or that would conflict with the business of the Company as presently conducted. The Company has taken commercially reasonable efforts and security measures in order to maintain, preserve and protect all material Owned Intellectual Property, including to protect the secrecy, confidentiality and value of the material Company IP. All Persons who have participated in or contributed to the creation or development of any material Owned Intellectual Property have executed written

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agreements pursuant to which all of such Person’s right, title and interest in and to any such Owned Intellectual Property has been irrevocably assigned (by a present tense assignment) to the Company (or all such right, title, and interest vested in one or more of the Company by operation of Law, including as “work made for hire”).

(e) The Company is in all material respects in compliance with all licenses governing any Open Source Software that is incorporated into, used, intermingled, or bundled with any material Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Company Software in a manner that requires the Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code to such Company Software; (ii) license any such Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any such Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (“Copyleft Terms”). No Person other than the Company possesses, or has an actual or contingent right to access or possess, a copy in any form of any source code for any Company Software and all such source code is in the Company’s sole possession and has been maintained as strictly confidential.

(f) No government funding, resources or assistance, nor any facilities of a university, college, other educational institution, or similar institution, or research center or private or commercial third parties in their respective research and development activities were used by the Company in the development of any Owned Intellectual Property. No Governmental Authority has any (i) ownership interest or exclusive license in or to any Owned Intellectual Property, (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Company Software, (iii) “Government purpose rights” (as defined in 48 C.F.R. § 252.227-7013(a)), or (iv) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property. The Company is not a member of or party to, or has participated in any patent pool, industry standards body, trade association or other organization pursuant to the rules of which the Company is obligated to license or offer to license any existing or future Owned Intellectual Property to any Person.

(g) The Company is and has been in compliance in all material respects with all applicable Laws, regulations, internal and external Company policies and Contracts relating to data privacy, data protection and cybersecurity in all relevant jurisdictions. During the period beginning three (3) years prior to and ending on the Closing Date, to the Knowledge of the Company, (i) no Person has obtained unauthorized access to any Personal Information or Protected Information, IT Assets or Software in the possession of the Company or in their custody, control, or otherwise held or processed on their behalf nor has there been any loss, damage, disclosure, use, breach of security, or other compromise of the security, confidentiality or integrity of such IT Assets, Software, information, or data. Except as set forth in Section 4.14(g) of the Disclosure Letter, the Company has not experienced any Security Breach. No material written or oral complaint, or notice of any claims, or investigations, relating to an improper use or disclosure of, or a breach in the security of, any Personal Information or Protected Information, or relating to any information security-related incident has been received by the Company nor has the Company notified in writing, or been required by applicable Laws or Contract to notify in writing, any person or entity of any Personal Information or information security-related incident.

(h) The Company has implemented, and has used commercially reasonable efforts to require that its third-party vendors implement, adequate policies and commercially reasonable security (a) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity and availability of Personal Information and Protected Information, and (b) regarding the integrity and availability of the IT Assets the Company owns, operates or outsources. To the Knowledge of the Company, the Company’s IT Assets, do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” worms, viruses, spyware, keylogger software or other vulnerability, faults or malicious code or damaging devices designed or reasonably expected to adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any information technology or software applications.

(i) The consummation of any of the Transactions will not result in (i) any material violation of any data privacy or cybersecurity laws; or (ii) the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (a) any Contract providing for the license or other use of material Intellectual Property owned by the Company, or (b) any Company IP License.

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4.15 Taxes and Returns. Except in each case as set forth on Section 4.15 of the Company Disclosure Letter:

(a) The Company (i) has or will have timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are true, accurate, correct and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all income and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return. The Company has complied in all material respects with all applicable Laws relating to Tax.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(c) There is no written notification of any claim, assessment, audit, examination, investigation or other Legal Proceeding that is pending, or to the Knowledge of the Company, threatened against the Company in respect of any material amount of Taxes, and the Company has not been notified in writing of any proposed Tax claim, deficiency or assessment against it in respect of a material amount of Taxes. The Company is not currently contesting any material Tax liability before any Governmental Authority.

(d) There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.

(e) The Company has complied in all material respects with its obligations under applicable Law to (i) timely and properly collect or withhold all Taxes required to be collected or withheld by it, and (ii) timely remit such Taxes to the appropriate Governmental Authorities.

(f) The Company has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending, other than as the result of automatic extensions of time to file Tax Returns requested in the ordinary course of business.

(g) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting prior to the Closing; (iii) any prepaid amounts received or deferred revenue realized or received prior to the Closing outside the ordinary course of business; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to the Closing; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any other similar written agreement with a Governmental Authority relating to Taxes entered into prior to the Closing.

(h) The Company has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(i) The Company has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Company has no Liability or potential Liability for the Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (in each case, excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes.

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(j) The Company has not requested, nor is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or written agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(k) The Company is, and has at all times since its inception been, classified as a C corporation for U.S. federal state and local income tax purposes.

(l) The Company has never had a permanent establishment, office, branch, fixed place of business or other taxable presence in any country other than the country of its organization.

(m) The Company has not been a party to any transaction that was purported or intended to be treated as a distribution of stock qualifying, in whole or in part, for tax-free treatment under Section 355 of the Code (or any corresponding or similar provision of U.S. state or local Tax Law) for the period beginning three (3) years prior to and ending on the Closing Date.

(n) The Company has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

4.16 Real Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true, correct, and complete listing of all real property owned by the Company (the “Company Owned Properties”), including the street address and owner thereof. The Company has made available to the Purchaser true, correct, and complete copies of the deeds and other instruments in its possession by which the Company acquired such Company Owned Properties, together with any title insurance policies, the most recent title reports and surveys with respect to such Company Owned Property to the extent such items are in its possession. The Company has good and indefeasible fee simple title to each such Company Owned Property free and clear of all Liens (other than Permitted Liens). Other than the Company Owned Properties, the Company does not own any real property. There are no parties in possession, as tenants, licensees or, to the Knowledge of the Company, otherwise, or parties having any option, right of first offer or first negotiation or right of first refusal or other similar rights granted to third parties to purchase or lease the Company Owned Properties or any portion thereof or interest therein. There is no condemnation or eminent domain proceedings pending or, to the Knowledge of the Company, threatened with respect to any of the Company Owned Properties or any portion thereof.

(b) Section 4.16(b) of the Company Disclosure Letter contains a true, correct and complete list of the addresses for all premises currently leased or subleased or otherwise used or occupied (but not owned) by the Company for the operation of the business of the Company (the “Company Leased Real Properties”), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof, waivers thereto or guarantees thereof (collectively, the “Company Real Property Leases”), including the parties to such Company Real Property Leases. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases. The Company has a good and valid leasehold or subleasehold interest in each relevant parcel under the Company Real Property Leases, and each Company Real Property Lease is valid and binding and enforceable in all respects against the Company and, to the Knowledge of the Company, against each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). With respect to each Company Real Property Lease, (i) the Company is not in breach of or default under any Company Real Property Lease, (ii) no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default by the Company and, (iii) to the Knowledge of the Company, no other party to such Company Real Property Lease is in breach or default, in any respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Company, under such Company Real Property Lease. The Company has not collaterally assigned or granted any security interest in any Company Real Property Lease or any interest therein, nor has the Company leased, licensed or otherwise granted use or occupancy rights with respect to any Company Leased Real Property or any portion thereof to any third party. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. To the Knowledge of the Company there is no condemnation or eminent domain proceedings pending or threatened with respect to any of the Company Leased Real Properties or any portion thereof.

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4.17 Personal Property. Each item of Personal Property which is currently owned, used or leased by the Company with a book value or fair market value of greater than $500,000 is set forth on Section 4.17 of the Company Disclosure Letter, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Section 4.17 of the Company Disclosure Letter, all such items of Personal Property are in operating condition (reasonable wear and tear excepted), as are reasonably suitable for their intended use in the business of the Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases. To the Knowledge of the Company, the Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other party under any of the Company Personal Property Leases, and the Company has not received notice of any such condition.

4.18 Title to Assets. The Company has good and marketable title to, or a valid leasehold interest in or right to use, or in the case of Company Owned Property good and indefeasible title to, its respective material tangible and intangible assets that are necessary to conduct the business of the Company as presently conducted, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under material leasehold interests and (c) Liens set forth on Section 4.18(a) of the Company Disclosure Letter. Except as set forth on Section 4.18(b) of the Company Disclosure Letter, the material assets (including Intellectual Property rights and contractual rights) of the Company constitute all of the assets, rights and properties that are necessary, in all material respects, for the operation of the businesses of the Company in all material respects as they are now conducted. The material tangible assets or personal property of the Company have been maintained in all material respects in accordance with generally accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

4.19 Employee Matters.

(a) The Company is not and has never been a party to any collective bargaining agreement or other Contract covering any group of employees with any labor organization or other representative of any of the employees of the Company, and to the Knowledge of the Company, there are not, and within the period beginning three (3) years prior to and ending on the Closing Date, there have not been, any activities or proceedings of any labor union to organize or represent such employees. During the period beginning three (3) years prior to and ending on the Closing Date, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Except as set forth on Section 4.19(a) of the Company Disclosure Letter, no current officer or other key employee of the Company, as of the date of this Agreement, has provided the Company with written notice of his or her intention to terminate his or her employment within the one (1) year period following the Closing.

(b) Except as set forth on Section 4.19(b) of the Company Disclosure Letter, the Company is, and, within the period beginning three (3) years prior to and ending on the Closing Date, has been, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, family and medical leave, and employee terminations, except for failures to comply which, individually or in the aggregate, have not been and would not reasonably be expected to be, material to the Company. The Company has not received written or, to the Knowledge of the Company, oral notice that there is any pending Legal Proceeding involving unfair labor practices against the Company. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

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(c) Except as set forth on Section 4.19(c) of the Company Disclosure Letter, the Company employees are employed “at will”, and the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Knowledge of the Company, oral agreement, or commitment or any applicable Law, custom, trade or practice.

(d) For the period beginning three (3) years prior to and ending on the Closing Date, the Company has not received written (i) notice of any unfair labor practice charge or material complaint pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board against them, (ii) notice of any material grievances or arbitrations arising out of any collective bargaining agreement to which the Company is a party, or (iii) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, or immigration to conduct an investigation with respect to or relating to them or notice that such investigation is in progress.

(e) To the Knowledge of the Company, no present or former employee at level of vice president or above of the Company is in material violation of (i) any restrictive covenant or nondisclosure obligation to the Company or (ii) any restrictive covenant or nondisclosure obligation to a former employer of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or (B) the knowledge or use of trade secrets.

(f) For the period beginning three (3) years prior to and ending on the Closing Date, the Company has not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Worker Adjustment and Retraining Notification Act or any similar state or local law (collectively, the “WARN Act”). The Company has no outstanding liabilities or obligations arising under or relating to the WARN Act.

(g) For the period beginning three (3) years prior to and ending on the Closing Date, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Company, in each case, in their capacities as officers, employees, or directors of the Company, and (ii) the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other employee at the level of Vice President or above.

4.20 Benefit Plans.

(a) Set forth on Section 4.20(a) of the Company Disclosure Letter is a true and complete list of each material Company Benefit Plan. With respect to each Company Benefit Plan, all contributions that are due have been made or, to the extent not yet due, are properly accrued in accordance with GAAP on the Company Financials, in all material respects. The Company is not required to provide employee benefits pursuant to a collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees.

(b) Each Company Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in each case in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Company is entitled to rely) or (ii) the Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan required to be listed on Schedule 4.20(a), the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents, service agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent Form 5500s, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent nondiscrimination testing reports; (vi) the most recent

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determination letter (or opinion letter) received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority for the period beginning three (3) years prior to and ending on the Closing Date.

(d) With respect to each Company Benefit Plan: (i) no Legal Proceeding is pending, or to the Knowledge of the Company, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims); and (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption.

(e) Neither the Company nor any ERISA Affiliate currently maintains, or within the preceding six (6) years has maintained or contributed to, a Company Benefit Plan which is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Company has not incurred any Liability, could not otherwise have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. The Company does not and has not ever maintained, and is not and has never been required to contribute to or otherwise participate in, (i) a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code or (ii) a “funded welfare plan” within the meaning of Section 419 of the Code.

(f) Except as set forth on Section 4.20(f) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or other service provider of the Company to any severance pay or increase in severance pay or any other compensation payable by the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such employee, officer or other individual service provider by the Company, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment, including with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) Except as set forth on Section 4.20(g) of the Company Disclosure Letter or to the extent required by Section 4980B of the Code or similar state Law, the Company does not provide health or welfare benefits to any former or retired employee and are not obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(h) Each Company Benefit Plan can be terminated at any time without resulting in any material Liability to the Company, the Purchaser, Merger Sub or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities, other than Liabilities with respect to participant accrued benefits through the effective date of such termination in accordance with the terms of such plan and ordinary administration costs typically incurred in a termination event.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, in all respects with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder.

4.21 Environmental Matters. Except as set forth in Section 4.21 of the Company Disclosure Letter:

(a) The Company and its properties and facilities are and have, during the time that the Company has owned, operated or leased such property or facility, been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, timely renewing and complying with all Permits required for their business and operations under any Environmental Laws (“Environmental Permits”).

(b) No Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or its assets or properties alleging a material violation of, or material liability under, any Environmental Law or Environmental Permit, including with respect to the revocation or termination of any Environmental Permits.

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(c) None of the Company or any of its current or, to the Knowledge of the Company, former properties, facilities or operations, are the subject of any outstanding material Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Law, (ii) Remedial Legal Proceeding, or (iii) Release or threatened Release of a Hazardous Material, in each case, that would be reasonably expected to result in a material Environmental Liability. The Company has not assumed, contractually or by operation of Law, any material Environmental Liabilities.

(d) The Company has not generated, manufactured, stored, treated, transported, Released, disposed of, arranged for or permitted the disposal of, any Hazardous Material, in a manner that has given or would reasonably be expected to give rise to any material Environmental Liability.

(e) The Company has not received written notification of any investigation of the business, operations, or currently or formerly owned, operated, or leased property of the Company that would be reasonably expected to lead to the imposition of any material Liens or material Environmental Liabilities and no such investigations are pending or threatened in writing.

(f) No Person has Released any Hazardous Material at, on, or under any facility currently or to the Knowledge of the Company, formerly owned or operated by the Company or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material Environmental Liability of the Company.

(g) The Company has provided to the Purchaser all material, final and non-privileged written environmental reports, audits, assessments, liability analyses, memoranda and studies, including Phase I environmental site assessments, in the possession of, or conducted by, the Company and concerning the environmental condition of any properties or operations of the Company, Environmental Liabilities or compliance with Environmental Laws.

4.22 Transactions with Related Persons. Except as set forth on Section 4.22 of the Company Disclosure Letter, and except for in the case of any employee, officer or director, of any employment Contract or Company Benefit Plans made in the ordinary course of business consistent with past practice or except as set forth in the Company Financials, the Company is not a party to any transaction or Contract with any (a) present or former executive officer or director of the Company, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of the Company or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing. Except as set forth in the Company Financials or as set forth on Section 4.22 of the Company Disclosure Letter: (x) to the Knowledge of the Company, no Related Person or any Affiliate of a Related Person has, directly or indirectly, a material economic interest in any Contract with the Company (other than such Contracts that relate to any such Person’s ownership of the Company Securities or other equity interests of the Company as set forth on Section 4.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Company), and (y) the assets of the Company do not include any receivable or other obligation from a Related Person, and the liabilities of the Company do not include any payable or other obligation or commitment to any Related Person.

4.23 Insurance.

(a) Section 4.23(a) of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of the Company (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) (the “Insurance Policies”). As of the date hereof, all premiums due and payable under all such insurance policies have been timely paid and the Company are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect, subject, in each case to the Enforceability Exceptions and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect immediately following the Closing. The Company has no self-insurance or co-insurance programs. For the period beginning three (3) years prior to and ending on the Closing Date, the Company has not received any written notice from, or on behalf of, any insurance carrier for the Insurance Policies of cancellation, termination, refusal to issue an insurance policy or non-renewal of a policy.

(b) Section 4.23(b) of the Company Disclosure Letter identifies each individual insurance claim in excess of $1,000,000 made by the Company within the period beginning three (3) years prior to and ending on the Closing Date on an Insurance Policy. During the period beginning three (3) years prior to and ending on the Closing Date, the Company has not made any material claim against an Insurance Policy as to which the insurer has finally denied coverage in its entirety.

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4.24 Top Customers and Suppliers.

(a) Section 4.24(a) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Company business transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2025 and (ii) the twelve (12) months ended on December 31, 2024, the three (3) largest customers of the Company (the “Top Customers”). To the Knowledge of the Company, as of the date hereof, no such Top Customer has provided written notice to the Company (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company, or (ii) that the Company is in material breach of the terms of any Contract to which it is a party with such Top Customer.

(b) Section 4.24(b) of the Company Disclosure Letter lists as of the date of this Agreement, all suppliers or manufacturers of goods or services for each of (i) the twelve (12) months ended on December 31, 2025 and (ii) the twelve (12) months ended on December 31, 2024, the suppliers of the Company that the Company pays at least $1,000,000 per annum for each such period (the “Top Suppliers”). To the Knowledge of the Company as of the date hereof, no such Top Supplier has provided notice to the Company (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company, or (ii) that the Company is in material breach of the terms of any Company Material Contract with any such Top Supplier.

(c) Except as set forth on Section 4.24(c) of the Company Disclosure Letter, none of the Top Customers or Top Suppliers has, as of the date of this Agreement, notified the Company in writing that it is in a material dispute with the Company or its businesses.

4.25 Certain Business Practices.

(a) The Company has not and, to the Knowledge of the Company, nor any of its officers or directors nor any other Persons acting on behalf of the Company, has taken any action or refrained from taking any action that would cause the Company to be in violation of the Anti-Bribery Laws. The Company has not and, to the Knowledge of the Company, nor has any other Person acting on behalf of the Company, taken any act in furtherance of an offer, payment, promise to pay, authorization or ratification of the payment of any gift, money or anything of value to a Government Official to obtain or retain business or to secure any improper advantage. To the Knowledge of the Company, none of its officers, directors, or any of their respective Representatives acting on their behalf, for the period beginning five (5) year prior to and ending on the Closing Date, has been subject to or conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither the Company, nor any of its officers or directors, nor, to the Knowledge of the Company, any Representatives acting on their behalf, has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Laws for the period beginning five (5) years prior to and ending on the Closing Date.

(b) For the period beginning five (5) year prior to and ending on the Closing Date, the operations of the Company are and have been conducted at all times in material compliance with applicable International Trade Laws and Sanctions Laws, and no Legal Proceeding between the Company and any Governmental Authority with respect to any of the foregoing is, to the Knowledge of the Company pending or threatened in writing.

(c) The Company has not and, to the Knowledge of the Company, nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is or has been for the period beginning five (5) year prior to and ending on the Closing Date: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)); (ii) located, organized, or resident in any country, region or territory that is the subject of comprehensive territorial sanctions administered by the United States and any other jurisdiction in which the Company operates (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”); or (iii) owned, directly or indirectly, individually or in the aggregate, 50 percent or more or otherwise controlled by any of the foregoing.

(d) For the period beginning five (5) years prior to and ending on the Closing Date, the Company has maintained in place and implemented risk-based measures designed to promote compliance with Sanctions Laws.

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(e) For the period beginning five (5) years prior to and ending on the Closing Date, the Company has not directly or indirectly, been in violation of Sanctions Laws used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of Sanctions Laws.

4.26 Aviation Regulatory Compliance.

(a) Section 4.26(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of all material aviation authorizations, certificates, exemptions, permits, approvals, and pending applications issued by or filed with any Aviation Authority and held by or on behalf of the Company, or otherwise required for the conduct of the Company’s business as presently conducted (collectively, the “Company Aviation Authorizations”). The Company Aviation Authorizations include, to the extent applicable and held as of the date hereof: type certificates and applications therefor, supplemental type certificates, production certificates, airworthiness certificates (including special airworthiness certificates), experimental certificates, exemptions (including exemptions issued pursuant to 49 U.S.C. § 44807), certificates of authorization, aircraft registration certificates, and any designations, delegations or approvals under the FAA’s Organization Designation Authorization program or any successor program.

(b) To the Knowledge of the Company, each Company Aviation Authorization is valid, in good standing and in full force and effect and is not liable to revocation, suspension, cancellation or adverse modification for any currently existing reason. The Company has not received written, or to the Knowledge of the Company, oral notice from any Aviation Authority of any pending or threatened revocation, suspension, limitation, restriction or adverse modification of any Company Aviation Authorization.

(c) The Company has filed FAA Form 8110-12 (Application for Type Certificate) with respect to the Chaparral C2 aircraft (the “Chaparral”), which application was acknowledged by the FAA on December 5, 2022, and assigned Project Number TC20675LA-SC (the “Type Certification Application”). As of the date hereof, no type certificate, supplemental type certificate, or production certificate has been issued with respect to the Chaparral. The Company makes no representation as to the timing of issuance of a type certificate or any interim milestone (including G-1 Issue Paper, accepted Project Specific Certification Plan, or established certification basis) except as may be specifically set forth on Section 4.26(c) of the Company Disclosure Letter. As of the date hereof, the Company has submitted a draft Project Specific Certification Plan (PSCP) to the FAA which is under negotiation but has not been formally accepted; the FAA has not issued a G-1 Issue Paper, the certification basis has been proposed but not established, and no special conditions or equivalent level of safety findings have been proposed by the FAA.

(d) The Company is in material compliance with all conditions, limitations and requirements of each Company Aviation Authorization. The Company is not a party to any consent order, compliance order, letter of correction, warning letter or similar enforcement correspondence with any Aviation Authority that remains unresolved.

(e) No Company Aviation Authorization requires any consent, approval, notification or other action by any Aviation Authority in connection with the consummation of the Transactions. The Parties acknowledge that, because the Company will survive the Merger as the certificate holder and registrant, no transfer of any Company Aviation Authorization is required. To the extent that any Company Aviation Authorization is subject to a change-of-control notification requirement, such requirement is identified on Section 4.26(e) of the Company Disclosure Letter, and the Company shall provide any such notifications in accordance with applicable requirements.

(f) As of the date hereof, the Company operates solely as an aircraft designer and manufacturer (OEM) and does not hold or require any air carrier certificate under 14 C.F.R. Part 119, any operating certificate under 14 C.F.R. Parts 121, 125, 135, or 137, or any unmanned aircraft system operator certificate, and does not conduct commercial air transportation operations. The Company does not hold economic authority from the Department of Transportation under 49 U.S.C. §§ 41101-41113. The Company’s flight operations to date have been conducted under public aircraft authority (49 U.S.C. §40102) pursuant to COA 2025-WSA-17733, with the University of Alaska Fairbanks (ACUASI) serving as the public agency proponent. Such operations do not constitute commercial air transportation and do not require the Company to hold a Part 119 or Part 135 operating certificate.

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(g) The Company maintains books and records with respect to its aviation design and manufacturing activities, including type design data, airworthiness data, flight test data, and conformity records, in material compliance with applicable Aviation Authority requirements. The Company owns or has the right to use all type design data and related technical data necessary for the prosecution of the Type Certification Application.

(h) The Company is in material compliance with all applicable requirements of the Defense Federal Acquisition Regulation Supplement clause 252.204-7012 (Safeguarding Covered Defense Information and Cyber Incident Reporting) and National Institute of Standards and Technology Special Publication 800-171 with respect to any controlled unclassified information (“CUI”) in its possession, and has implemented and maintains adequate information security controls reasonably designed to protect such CUI. Section 4.26(i) of the Company Disclosure Letter identifies each Material Current Government Contract that imposes CUI safeguarding obligations on the Company.

(i) The Company has provided to the Purchaser all material information and data pertaining to the Company Aviation Authorizations in its possession, including copies of all certificates, exemptions, authorizations, applications, correspondence with Aviation Authorities regarding the Type Certification Application, and any material enforcement or compliance correspondence.

(j) The Purchaser acknowledges that type certification of the Chaparral is an ongoing regulatory process subject to FAA timelines and requirements that are not within the sole control of the Company. No representation or warranty is made herein, and no closing condition shall be construed to require, the issuance of a type certificate, production certificate, or any airworthiness certificate as a condition to the Closing, and the absence of such issuance shall not constitute a Company Material Adverse Effect.

4.27 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28 Finders and Brokers. Except as reflected on Section 4.28 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Company would be liable in connection with the Transactions based upon arrangements made by the Company or any of their Affiliates.

4.29 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser and Merger Sub, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser and Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser and Merger Sub set forth in Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant hereto; and (b) none of the Purchaser, Merger Sub or any of their respective Representatives have made any representation or warranty as to the Purchaser or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant hereto.

4.30 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, the Company expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases of prospectus filed under Rule 425 of the Securities Act in connection to the Transactions contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the

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Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser, Merger Sub or their respective Affiliates.

4.31 No Additional Representations or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of its directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Purchaser, Merger Sub or their respective Affiliates or any other Person and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Purchaser, Merger Sub or their respective Affiliates or any other Person.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

Except as set forth in (i) any Purchaser SEC Reports filed or submitted on or prior to the date hereof, or (ii) the disclosure letter delivered by the Purchaser to the Company (the “Purchaser Disclosure Letter”) on the date of this Agreement, the Purchaser and Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

5.01 Organization and Standing.

(a) The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

5.02 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly and validly authorized by the boards of directors (or equivalent governing body) of the Purchaser and Merger Sub, and (b) other than the Purchaser Shareholder Approval, no other corporate proceedings on the part of the Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub are a party shall be when delivered, duly and validly executed and delivered by the Purchaser or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser or Merger Sub, as applicable, enforceable against the Purchaser or Merger Sub, as applicable, in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

5.03 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or

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performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser or Merger Sub of the Transactions, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.04 Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by each of the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of their respective Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.02 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or Merger Sub or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser or Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.05 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Purchaser is $55,500 divided into (i) 500,000,000 Purchaser Class A Ordinary Shares, 23,665,000 of which are issued and outstanding, (ii) 50,000,000 Purchaser Class B Ordinary Shares, of which 7,666,667 shares are issued and outstanding, and (iii) 5,000,000 preference shares of a par value of $0.0001 per share, of which no shares are issued and outstanding. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

(b) Subject to the terms of conditions of the Warrant Agreement, in connection with the Domestication, the Cayman Purchaser Warrants will be converted into Domesticated Purchaser Warrants, which will be exercisable after giving effect to the Transactions for one share of Domesticated Purchaser Common Stock at an exercise price of $11.50 per share. As of the date of this Agreement, 7,888,334 Cayman Purchaser Warrants, consisting of 7,666,667 Cayman Purchaser Public Warrants and 221,667 Cayman Purchaser Private Placement Warrants are issued and outstanding. All outstanding Cayman Purchaser Warrants are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Warrants have been issued in violation of any applicable securities Laws.

(c) Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Section 5.05(c) of the Purchaser Disclosure Letter, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of Purchaser.

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(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Section 5.05(d) of the Purchaser Disclosure Letter. No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of incorporation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

(f) Purchaser owns all of the common stock in Merger Sub. No other common stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding common stock of Merger Sub is duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any of its membership interests or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.06 SEC Filings and Purchaser Financials.

(a) The Purchaser has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”) and will have filed all such forms, reports, schedules, statements and other documents (except for the Proxy Statement/Registration Statement and any other forms reports, schedules, statements and other documents filed or furnished with respect to the Transactions) required to be filed on or subsequent to the date of this Agreement through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC or the Nasdaq Stock Market (“Nasdaq”) (other than such correspondence in connection with the IPO of the Purchaser) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction.

(b) The Purchaser SEC Reports were, and the Additional Purchaser SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Purchaser has filed with the SEC on a timely basis all statements required with respect to Purchaser by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will be, each true and correct as of their respective dates of filing. As used in this Section 5.06(b), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(c) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

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(d) The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser and Merger Sub are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(e) The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CMIIU.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CMII.” The issued and outstanding Cayman Purchaser Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CMIIW.” The Purchaser is a listed company in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser by Nasdaq or the SEC with respect to any intention by such entity to deregister the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or the Cayman Purchaser Public Warrants or terminate the listing of the Purchaser on Nasdaq. Except in connection with the Transactions, none of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Cayman Purchaser Public Warrants under the Exchange Act.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of the Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Purchaser is made known to the Purchaser’s principal executive officer and its principal financial officer by others within the entity, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Purchaser’s principal executive officer and principal financial officer to material information required to be included in the Purchaser’s periodic reports required under the Exchange Act. Since the consummation of the IPO, the Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP.

5.07 Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, since the date of its incorporation (a) conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities and (b) not been subject to a Purchaser Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

5.08 Undisclosed Liabilities. Except for any fees and expenses payable by Purchaser as a result of or in connection with the consummation of the Transactions, there is no liability, debt or obligation of or claim or judgment against Purchaser (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in the Purchaser SEC Reports, (b) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of Purchaser, (c) incurred in connection with the Transactions or (d) which would not be, or would not reasonably be expected to be, material to Purchaser. Merger Sub has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the ancillary agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

5.09 Compliance with Laws. Each of the Purchaser and Merger Sub is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to be material to the Purchaser or Merger Sub, and neither the Purchaser nor Merger Sub has received written notice alleging any violation of applicable Law in any material respect by the Purchaser or Merger Sub.

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5.10 Legal Proceedings; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Legal Proceeding to which the Purchaser or Merger Sub is subject which would reasonably be expected to have a Purchaser Material Adverse Effect or that would have a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no material Legal Proceeding that the Purchaser or Merger Sub has pending against any other Person. Neither the Purchaser, nor Merger Sub, is subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Each of the Purchaser and Merger Sub holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.11 Taxes and Returns.

(a) The Purchaser (i) has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are true, accurate, correct and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all income and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return. The Purchaser has complied in all material respects with all applicable Laws relating to Tax.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by a Governmental Authority in a jurisdiction where Purchaser does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(c) There is no written notification of any claim, assessment, audit, examination, investigation or other Legal Proceeding that is pending, or to the Knowledge of the Purchaser, threatened against the Purchaser in respect of any material amount of Taxes, and the Purchaser has not been notified in writing of any proposed Tax claim, deficiency or assessment against the Purchaser in respect of a material amount of Taxes. Purchaser is not currently contesting any material Tax liability before any Governmental Authority.

(d) There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(e) The Purchaser has complied in all material respects with its obligations under applicable Law to (i) timely and properly collect or withhold all Taxes required to be collected or withheld by it, and (ii) timely remit such Taxes to the appropriate Governmental Authorities.

(f) The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending other than as the result of automatic extensions of time to file Tax Returns requested in the ordinary course of business.

(g) The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting prior to the Closing; (iii) any prepaid amounts received or deferred revenue realized or received prior to the Closing outside the ordinary course of business; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to the Closing; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any other similar written agreement with a Governmental Authority relating to Taxes entered into prior to the Closing.

(h) The Purchaser has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

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(i) The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (in each case, excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreements or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes.

(j) The Purchaser has not requested, and is not the subject of or bound by, any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or written agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(k) The Purchaser has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

5.12 Properties. Neither the Purchaser, nor Merger Sub, owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. Neither the Purchaser, nor Merger Sub own or lease any material real property or material Personal Property (except for the Purchaser’s ownership of the Merger Sub membership interests).

5.13 Contracts. Except as set forth in the Purchaser’s or Merger Sub’s Organizational Documents or publicly filed with the SEC, neither Purchaser nor Merger Sub is subject to any agreement, commitment, exclusive license, judgment, injunction, order or decree that prohibits or materially impairs, or could reasonably be expected to prohibit or materially impair, their ability to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions.

5.14 Investment Company Act. To the Knowledge of Purchaser, the Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

5.15 Trust Account. As of the date of this Agreement, Purchaser has at least $230,000,000 in the Trust Account, such monies held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement (the “Trust Agreement”), dated as of February 10, 2026, between Purchaser and Continental, as trustee (the “Trustee”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments: (a) to the Purchaser’s public shareholders with respect to the redemption of Purchaser Class A Ordinary Shares properly submitted in connection with a shareholder vote on a proposed Business Combination but only in the event that the applicable Business Combination is approved and consummated and subject to the limitations contained in the Purchaser’s Organizational Documents; (b) to the Purchaser’s public shareholders who elect to have their Purchaser Class A Ordinary Shares repurchased by means of a tender offer subject to the provisions contained in the Purchaser’s Organizational Documents; (c) to the Purchaser’s public shareholders if any amendments are made to the Purchaser’s Organizational Documents to (i) modify the substance or timing of Purchaser’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination within the prescribed window or (ii) with respect to any other material provisions related to: (A) the rights of holders of Purchaser Class A Ordinary Shares, or (B) pre-initial business combination activity, upon effectiveness of any such amendment; or (d) to the Purchaser’s public shareholders if Purchaser fails to consummate a Business Combination by the deadline set forth in the Purchaser’s Organizational Documents, and subject to extension by amendment to Purchaser’s Organizational Documents, including interest earned on the amounts held in the Trust Account (which interest shall be net of any taxes payable and less up to $100,000 of interest to pay dissolution expenses), and (e) to Purchaser after or concurrently with the consummation of a Business Combination. The Trust Agreement has not been amended or modified and is a valid and binding obligation

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of Purchaser and is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the Knowledge of Purchaser, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser’s Organizational Documents shall terminate, and as of the Closing, Purchaser shall have no obligation whatsoever pursuant to Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To the Knowledge of Purchaser, as of the date hereof, following the Closing, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Domesticated Purchaser Common Stock in connection with the Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

5.16 Finders and Brokers. Except as reflected on Section 5.16 of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, including any deferred underwriting commissions, for which the Purchaser or Merger Sub would be liable in connection with the Transactions based upon arrangements made by the Purchaser or any of their Affiliates.

5.17 Certain Business Practices.

(a) None of the Purchaser, Merger Sub, nor any of their respective officers and directors, nor, to the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any of their Representatives acting on behalf of the Purchaser or Merger Sub, has directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances the Purchaser, Merger Sub or the Representative thereof knew, or reasonably would have known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official of employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office, in each case in violation of any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any Representative thereof has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any Representative thereof has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Laws. The Purchaser has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws. For the period beginning five (5) years prior to and ending on the Closing Date, none of the Purchaser, Merger Sub nor any of their respective officers and directors, nor, to the Knowledge of the Purchaser, any of their respective Representatives acting on their behalf, has directly or indirectly offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder the Purchaser or Merger Sub in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any person.

(b) The operations of the Purchaser and Merger Sub are and have been conducted at all times in material compliance with Sanctions Laws, International Trade Laws, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving the Purchaser or Merger Sub with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser, Merger Sub, or any of their respective directors or officers nor, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser or Merger Sub is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation

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the SDN List maintained by OFAC), (ii) otherwise the subject or target of any U.S. sanctions administered by OFAC, (iii) located, organized or resident in any Sanctioned Jurisdiction, or (iv) owned, directly or indirectly, individually or in the aggregate, 50% or more or otherwise controlled by any of the foregoing.

(d) The Purchaser and Merger Sub have maintained in place and implemented controls and systems designed to ensure compliance with Sanctions Laws.

(e) Neither the Purchaser nor Merger Sub has directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (x) of any Person currently the subject or target of U.S. sanctions administered by the U.S. government, or (y) in any other manner that would constitute a violation of, any Sanctions Laws.

(f) Neither the Purchaser nor the Merger Sub are a “foreign person” as defined by 31 C.F.R. § 800.224.

5.18 Insurance. Section 5.18 of the Purchaser Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or Merger Sub or relating to the Purchaser or Merger Sub or their business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser and Merger Sub are otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser or Merger Sub. Each of the Purchaser and Merger Sub has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

5.19 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Purchaser or Merger Sub expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection to the Transactions shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Purchaser and Merger Sub make no representations, warranties or covenants with respect to any information supplied by or on behalf of the Company or its Affiliates.

5.20 Independent Investigation. The Purchaser and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Purchaser and Merger Sub acknowledge and agree that: (a) in making their decision to enter into this Agreement and to consummate the Transactions, they have relied solely upon their own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Letter) and in any certificate delivered to Purchaser or Merger Sub pursuant hereto, and the information provided by or on behalf of the Company for the Proxy Statement/Registration Statement; and (b) neither the Company, nor its Representatives have made any representation or warranty as to the Company, or this Agreement, except as expressly set forth in Article IV (including the related portions of the Company Disclosure Letter) or in any certificate delivered to Purchaser or Merger Sub pursuant hereto. Without limiting the foregoing, the Purchaser and Merger Sub acknowledge that the Purchaser and Merger Sub or their advisors, have made their own investigation of the Company and, except as provided in Article IV are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as

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to any of the assets of the Company, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company as conducted after the Closing, or as contained in any materials provided by the Company or any of its Affiliates or any of its directors, officers, employees, shareholders, partners, members or representatives or otherwise.

5.21 No Additional Representation or Warranties. Except as provided in this Article V, none of the Purchaser, Merger Sub, any their respective Affiliates, or any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company or its advisors, have made their own investigation of the Purchaser and Merger Sub and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Purchaser and Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Purchaser and Merger Sub as conducted after the Closing, or as contained in any materials provided by the Purchaser or Merger Sub or any of their respective Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI
COVENANTS

6.01 Access and Information; Cooperation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing (the “Interim Period”), subject to Section 6.16, the Company shall give the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Company as the Purchaser or its Representatives may reasonably request regarding the Company and its business, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) materially violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (C), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such Contract, obligation or Law and (y) provide such information in a manner without violating such Contract, obligation or Law), or (ii) if the Company, on the one hand, and Purchaser or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. For the avoidance of doubt, the Company shall not be obligated under this Section 6.01(a) to permit the Purchaser or any of its Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of the Company.

(b) During the Interim Period, subject to Section 6.16, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Purchaser’s

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Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) violate any legally-binding obligation of the Purchaser with respect to confidentiality, nondisclosure or privacy or (C) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (B), the Purchaser shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such Contract, obligation or Law and (y) provide such information in a manner without violating such Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(c) During the Interim Period, each of the Company and the Purchaser shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the transactions contemplated by this Agreement (including, in connection with the PIPE Investment), including, (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, or their respective Representatives.

6.02 Conduct of Business of the Company.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 6.02(b) of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to (i) conduct its and their respective businesses, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to the Company and its businesses and assets, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective businesses. Notwithstanding anything in this Section 6.02 to the contrary, and without the need to obtain the consent of the Purchaser, during the Interim Period the Company shall be permitted to: (A) continue to prosecute the Type Certification Application and engage with the FAA in the ordinary course regarding certification activities, milestones, meetings and submissions (including responding to FAA Issue Papers, submitting compliance findings, conducting certification flight tests, and seeking establishment of the certification basis); (B) file, prosecute, amend or respond to inquiries regarding any exemption, certificate of authorization, special airworthiness certificate or other authorization from the FAA or other Aviation Authority in the ordinary course of business; (C) continue participation in the FAA’s eVTOL Integration Pilot Program or successor programs, including conducting demonstrations and operational evaluations; (D) perform under, and take actions reasonably necessary to maintain compliance with, Material Current Government Contracts and other government agreements in the ordinary course; (E) engage with the Bureau of Industry and Security, the Directorate of Defense Trade Controls, or any other Governmental Authority regarding export classifications, licenses, or commodity jurisdiction matters in the ordinary course; (F) continue manufacturing, research, development and testing activities pursuant to existing contractual arrangements; and (G) provide notices, filings or responses to any Aviation Authority or export control authority as required by applicable Law or regulation; provided, that the Company shall provide the Purchaser with prior written notice (which may be by email) of any material filing with, or submission to, an Aviation Authority to the extent reasonably practicable and shall consult in good faith with the Purchaser regarding any material proposed change to the scope of the Type Certification Application or any new exemption application that is outside the ordinary course of business.

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(b) Without limiting the generality of Section 6.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law or as set forth on Section 6.02(b) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except in compliance with existing Company Benefits Plans or any Contract (including any warrant, option, or profits interest award) outstanding as of the date hereof which has been disclosed in writing to the Purchaser or through the virtual dataroom maintained by Box.com with respect to the Company (the “Dataroom”) or prior to the date of this Agreement;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except as may be required pursuant to the Company Certificate of Incorporation or the Organizational Documents of the Company in connection with the Transactions;

(iv) allow the aggregate Indebtedness of the Company to exceed $1,000,000, excluding amounts that may be owed pursuant to those items set forth on Section 6.02(b) of the Company Disclosure Letter;

(v) except as otherwise required by Company Benefit Plans or award agreements thereunder or as set forth on Section 6.02(b)(v) of the Disclosure Letter, (A) grant any severance, retention, change in control or termination or similar pay, (B) terminate, adopt, enter into or materially amend or grant any new awards under any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan as of the date hereof, (C) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals who are not C-level executives of the Company made in the ordinary course of business consistent with past practice, (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company, (E) hire or engage any new employee or individual independent contractor if such new employee or individual independent contractor will be a C-level executive, other than in the ordinary course of business consistent with past practice, (F) terminate the employment or engagement of any C-level executive, other than for cause, death or disability or (G) enter into any written waiver of any restrictive covenants applying to any current or former employee or individual independent contractor;

(vi) enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of the Company as the bargaining representative for any employees of the Company;

(vii) (A) make (other than consistent with past practice), change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to Taxes exceeding $500,000, (C) file any amended Tax Return for income or other material Taxes, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income Taxes or other material Taxes may be issued or in respect of any income Taxes or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Company, (E) enter into any “closing agreement” as described in Section 7121 of the Code or any other similar written agreement with any Governmental Authority, or (F) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar written agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes;

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(viii) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(ix) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Intellectual Property material to any of the businesses of the Company (other than non-exclusive licenses of Owned Intellectual Property granted to customers, suppliers or vendors in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations or applications that the Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or otherwise materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP (excluding non-exclusive licenses of Owned Intellectual Property to the Company’s customers in the ordinary course of business consistent with past practice), or disclose, divulge, furnish to or make accessible to any Person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material Trade Secrets constituting Owned Intellectual Property, or include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any Company Software any Open Source Software in a manner that would subject such Company Software to Copyleft Terms;

(x) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xi) terminate or assign any Company Material Contract or any material Company Real Property Lease or enter into any Contract that would be a Company Material Contract or material Company Real Property Lease, in any case outside of the ordinary course of business consistent with past practice or novations of Material Current Government Contracts that are required in connection with the Transactions;

(xii) enter into any new line of business or establish any Subsidiary in connection therewith;

(xiii) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Company, any material insurance policy insuring the Company;

(xiv) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate);

(xvi) effect any mass layoff or plant closing at any of its facilities that triggers the notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, except as would not be material to the Company;

(xvii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets, in each case, outside the ordinary course of business consistent with past practice, except pursuant to any Contract in existence as of the date hereof which has been disclosed in writing or in the Dataroom to the Purchaser;

(xviii) make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $500,000 (individually for any project) or $2,500,000 in the aggregate in each case excluding the incurrence of any ordinary course administrative costs and expenses and other expenses incurred in

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connection with the consummation of Transactions (including legal or accounting); provided, however, if Purchaser does not respond within five (5) Business Days of receipt of a request for consent to (A) capital expenditures related to type certification activities, flight testing, prototype development, manufacturing tooling, research and development, and compliance with Aviation Authorization requirements or (B) capital expenditures required for the performance of Material Current Government Contracts, Purchaser shall be deemed to have consented to such request;

(xix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(xx) voluntarily incur Liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the Company’s businesses over the twelve months beginning on the date of this Agreement, and excluding the expenses incurred in connection with the consummation of Transactions (including legal or accounting);

(xxi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights, other than dispositions of obsolete or surplus equipment in the ordinary course of business consistent with past practice;

(xxii) enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxiii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement provided that ordinary-course engagement with Aviation Authorities, export control authorities, and government contract administration officials (including routine filings, applications, certifications, reports and responses to regulatory inquiries) shall not be deemed to violate this Section 6.02(b)(xxiii);

(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, in the ordinary course of business consistent with past practice or any existing Contract (provided such Contract is not amended after the date of this Agreement) or its Organizational Documents);

(xxv) (A) limit the right of the Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company; or

(xxvi) authorize or agree to do any of the foregoing actions.

6.03 Conduct of Business of the Purchaser.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 6.03(b) of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall, and shall cause Merger Sub to, (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to it and its businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations. Notwithstanding anything to the contrary in this Section 6.03, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination, by way of an amendment to the Purchaser’s Organizational Documents, or making any payments to the Trust Account in connection therewith, and no consent of any other Party shall be required in connection therewith.

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(b) Without limiting the generality of Section 6.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by the PIPE Investment), as required by applicable Law or as set forth on Section 6.03(b) of the Purchaser Disclosure Letter, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause Merger Sub not to:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other than the Redemption or a conversion of the Purchaser Class B Ordinary Shares in accordance with the Purchaser’s Organizational Documents;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $2,500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.03(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Transactions (including the PIPE Investment, up to aggregate additional Indebtedness during the Interim Period of $1,500,000);

(v) (A) make (other than consistent with past practice), change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to Taxes exceeding $500,000, (C) file any amended Tax Return for income or other material Taxes, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income Taxes or other material Taxes may be issued or in respect of any income Taxes or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to Purchaser, (E) enter into any “closing agreement” as described in Section 7121 of the Code or any other similar written agreement with any Governmental Authority, or (F) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar written agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes;

(vi) knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(vii) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(viii) terminate, waive or assign any material right under any material Contract of Purchaser;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

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(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xv) make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of Transactions, including legal or accounting (including the PIPE Investment));

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Transactions);

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of Transactions, including legal or accounting (including the PIPE Investment)) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.03 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Purchaser; or

(xxi) authorize or agree to do any of the foregoing actions.

6.04 Annual and Interim Financial Statements.

(a) To the extent not already delivered, as soon as reasonably practicable following the date of this Agreement, but in no event later than August 31, 2026, the Company shall deliver to the Purchaser audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company as of and for the years ended December 31, 2024 and December 31, 2025, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant and which have been audited in accordance with GAAP standards (collectively, the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 4.06 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; provided further that there shall be no material changes between the Audited Financial Statements and the PCAOB Financial Statements with respect to the particular fixed period.

(b) To the extent not already delivered, as soon as reasonably practicable following the date of this Agreement, but in no event later than August 31, 2026, the Company shall deliver to the Purchaser unaudited reviewed consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company as of and for the six-month periods ending June 30, 2026 and 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1Q Financial Statements”) and as soon as reasonably practicable, the Company shall deliver to the Purchaser any other audited or unaudited financial statements of the

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Company that are required by applicable law to be included in the Proxy Statement/Registration Statement; provided, that upon delivery of such Updated 1Q Financial Statements and any other audited or unaudited financial statements of the Company, the representation and warranties set forth in Section 4.06 shall be deemed to apply to the Updated 1Q Financial Statements and any other audited or unaudited financial statements of the Company, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

(c) Notwithstanding anything else in this Agreement, failure to provide the PCAOB Financial Statements and the Updated 1Q Financial Statements by the deadlines specified in Section 6.04 shall not be a breach of this Agreement.

6.05 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares and the Cayman Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that (i) if Purchaser fails to timely file any public filing with the SEC, such failure shall not be a breach of this Section 6.05 provided such public filing is made before the effectiveness of the Registration Statement or the earlier termination of this Agreement pursuant to Section 8.01(e) (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Transactions and (ii) from and after the Closing, the Parties intend to list on Nasdaq only the Domesticated Purchaser Common Stock and the Domesticated Purchaser Warrants.

6.06 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser and the Sponsor or their respective Representatives), and (ii) an “Alternative Transaction” means (A) with respect to the Company, a transaction or a series of transactions (other than the Transactions) concerning the sale (whether directly or indirectly) of (x) all or any part of the business or assets of the Company, (y) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of stock or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise or (z) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of the Company and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a business combination involving Purchaser or any of its Affiliates.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

(c) Each Party shall notify the other Parties as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each

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case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

6.07 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not, and it shall instruct its other Affiliates and Representatives not to, purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement), communicate such information to any third party (other than (x) to Persons for the purpose of seeking consents related to the Transactions or (y) Persons subject to confidentiality restrictions in favor of the Company), take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.08 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging: (i) that the Consent of such third party is or may be required in connection with the Transactions or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the Transactions; or (c) becomes aware of the commencement or threat, in writing, of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates, in each case, with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. In the event that any litigation related to this Agreement, any Ancillary Documents or the Transactions is brought, or, to the Knowledge of the Parties, respectively, threatened, against such Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries, respectively, by a third party prior to the Closing, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status thereof. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

6.09 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions.

(b) In furtherance and not in limitation of Section 6.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications will be split equally between the Purchaser, on the one hand, and the Company, on the other hand), with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions

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reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval, to the extent required, of the Transactions and shall use their reasonable best efforts to have such Governmental Authorities approve the Transactions. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the Transactions, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the Transactions, including in order to resolve such objections or Legal Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

6.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, Purchaser (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption, and (2) pay all remaining amounts then available in the Trust Account to Purchaser for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

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6.11 Tax Matters.

(a) The Parties hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments, and that this Agreement constitutes, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. The Parties hereby agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority.

(b) Notwithstanding anything to the contrary herein, if the SEC requires that a Tax opinion be prepared and submitted in connection with the Proxy Statement/Registration Statement and any other filings to be made with the SEC in connection with the Transactions, whether as an exhibit to the Proxy Statement/Registration Statement or otherwise, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require (x) any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting Purchaser or the Purchaser Shareholder, including that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments and (y) any counsel to Purchaser or its advisors to provide an opinion with respect to any Tax matters relating to or affecting the Company or the holders or beneficial owners of Company Securities, including that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) All transfer, documentary, sales, use, stamp, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) that become payable in connection with or by reason of the Transactions shall be borne and paid by the Company. The Company shall, at its own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(d) FIRPTA Certificate.

(i) The Company shall provide a certificate signed by an officer of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and that no interest in the Company is a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case in form and substance set forth on Exhibit G.

(ii) The Company shall promptly notify Purchaser, and in all cases no later than seven (7) Business Days prior to the Closing, if it determines that it will not be able to deliver such certificate and form of notice as contemplated herein, and following such notice Purchaser and the Company shall reasonably cooperate to establish any other available exemption from withholding under Section 1445 of the Code.

(e) Following the Closing Date, the Purchaser shall reasonably cooperate with the shareholders of the Purchaser prior to the Closing Date to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to compute any income or gain arising (i) if applicable, as a result of the Purchaser’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code

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for any taxable period ending on or prior to the Closing Date, including timely (A) publicly posting a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) providing information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period, and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Transactions.

6.12 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to otherwise effect, consummate, confirm or evidence the Transactions and carry out the purposes of this Agreement.

6.13 The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the PCAOB Financial Statements, the Updated 1Q Financial Statements and any other audited or unaudited financial statements of the Company that are required by applicable Law to be included in the Proxy Statement/Registration Statement, (x) the Purchaser and the Company shall jointly prepare and the Purchaser shall file with the SEC, mutually acceptable materials (such agreement not to be unreasonably withheld, conditioned or delayed by the Purchaser or the Company) that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) the Purchaser shall prepare (with the Company’s and its Representatives reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants to be issued in exchange for the issued and outstanding Purchaser Ordinary Shares and the Cayman Purchaser Warrants, respectively, in the Domestication, (B) the shares of Domesticated Purchaser Common Stock that constitute the Aggregate Consideration, (C) the shares of Domesticated Purchaser Series A Preferred Stock that constitute the Convertible Note Consideration, (D) the Domesticated Purchaser Series A Investor Warrants that constitute the Pre-Funded Convertible Note Investor Warrant Consideration, (E) the shares of Domesticated Purchaser Common Stock issuable upon conversion of the shares of Domesticated Purchaser Series A Preferred Stock that constitute the Convertible Note Consideration, (F) the shares of Domesticated Purchaser Common Stock issuable upon exercise of the Domesticated Purchaser Series A Investor Warrants that constitute the Pre-Funded Convertible Note Investor Warrant Consideration, and (G) the shares of Domesticated Purchaser Common Stock subject to the Exchanged Options (collectively, the “Registration Statement Securities”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will be split 50/50 by the Purchaser and the Company. Each of the Purchaser and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. The Purchaser also agrees to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company and any of its stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, if applicable, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Purchaser or the Company to any regulatory authority (including Nasdaq) in connection with the Transactions (the “Offer Documents”).

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(ii) To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of the Purchaser and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Proxy Statement/Registration Statement will, at the time the Proxy Statement/Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Closing any information relating to the Company, the Purchaser or any of Purchaser’s Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Proxy Statement/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b) Purchaser Shareholder Approval. The Purchaser shall (a) as promptly as practicable after the Proxy Statement/Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals, and (b) provide its public shareholders with the opportunity to elect to effect a Redemption in conjunction with the shareholder vote on the Transaction Proposals. The Purchaser shall, through its board of directors, recommend to the Purchaser Shareholders (A) to approve, as an ordinary resolution, this Agreement and the transactions contemplated hereby or referred to herein, including the Domestication and the Merger, in accordance with applicable Law and exchange rules and regulations, (B) to approve, as a special resolution passed by the holders of the Purchaser Class B Ordinary Shares entitled to vote thereon, the Domestication, (C) to approve, as a special resolution, adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, (D) to approve, as an ordinary resolution, the issuance of shares of Domesticated Purchaser Common Stock, shares of Domesticated Purchaser Series A Preferred Stock and Domesticated Purchaser Series A Investor Warrants as required by Nasdaq Listing Rule 5635, (E) to approve, as an ordinary resolution, the adoption by the Purchaser of the Equity Incentive Plan, (F) to approve, as an ordinary resolution, the appointment of the director nominees in accordance with Section 6.18 of this Agreement, (G) to approve, as an ordinary resolution (or, if required by applicable Law or the Purchaser’s Organizational Documents, as a special resolution), any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related

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thereto, (H) to approve, as an ordinary resolution (or, if required by applicable Law or the Purchaser’s Organizational Documents, as a special resolution), any other proposals as reasonably agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions, and (I) to approve, as an ordinary resolution, the adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if necessary or convenient, in the reasonable determination of the chairman of the Purchaser (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if the Purchaser determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Domestication, the Merger or any other Transaction (such proposals in (A) through (H), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The board of directors of Purchaser shall not, except as required by applicable Law, withdraw, amend, qualify or modify its recommendation to the Purchaser Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Purchaser Shareholders described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 6.13(b), and hold additional Purchaser Shareholders’ Meetings in order to obtain the Purchaser Shareholder Approval provided, that, the Purchaser may make one or more successive postponements or, with the consent of the Purchaser Shareholders’ Meeting, adjournments of the Purchaser Shareholders’ Meeting, subject to applicable Law and the Purchaser Organizational Documents; provided that when the Purchaser Shareholders’ Meeting is postponed or adjourned for thirty days or more, notice of the postponed or adjourned meeting shall be given as in the case of an original meeting.

(c) Company Stockholder Approvals.

(i) Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to solicit and obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Stockholders pursuant to the terms of the Stockholder Support Agreement promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to the Stockholders. The Company shall provide the Purchaser with copies of each Written Consent it receives within two (2) Business Days following receipt of such Written Consent.

(ii) To the extent the Company Stockholder Approval is not delivered pursuant to Section 6.13(c)(i) within three (3) Business Days following the effectiveness of the Registration Statement (as declared effective under the Securities Act), then the Company shall take all action necessary to duly call, given notice, convene and hold a meeting of the Stockholders of the Company as soon as practicable, and, in connection therewith, the Company shall (a) mail an information statement and proxy solicitation which shall include, without limitation, the Registration Statement in advance of such meeting for the purpose of soliciting from the Stockholders of the Company proxies to vote in favor of the adoption of this Agreement and approval of the Transactions; and (b) use its reasonable best efforts to secure the vote or consent of the Stockholders of the Company required by applicable Law to obtain such approval. The Company shall keep the Purchaser updated with respect to proxy solicitation results as requested by the Purchaser. Once the Stockholder meeting of the Company has been duly called and noticed, the Company shall not postpone or adjourn such Stockholder meeting without the consent of the Purchaser (other than: (i) in order to obtain a quorum of Stockholders of the Company; or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with the Purchaser to hold the Stockholder meeting of the Company prior to, or, on the same day and at the same time as the Purchaser Shareholders’ Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

6.14 Employee Matters.

(a) The Purchaser and the Company shall use their commercially reasonable efforts to agree to a form of equity incentive plan that provides for grants of equity-based incentive of awards to eligible service providers of the Company (the “Equity Incentive Plan”), such agreement by either Party not to be unreasonably withheld, conditioned or delayed; provided, however, that maximum number of shares of Domesticated Purchaser Common Stock issuable thereunder immediately following the consummation of the Transactions shall not be less than twelve percent (12%) of

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the Purchaser Fully Diluted Capitalization at that time (the “EIP Limit”). If such Equity Incentive Plan is in agreed form prior to the effective date of the Registration Statement, the Purchaser shall, prior to the Closing Date, adopt such Equity Incentive Plan and submit it for approval of the Purchaser’s Shareholders at the Purchaser Shareholders’ Meeting. The Purchaser and the Company shall determine the initial award grants that shall be granted to eligible service providers identified by the Company and agreed to by the Purchaser as soon as reasonably practicable following the Effective Time and in a form of award agreement, in each case, as mutually agreed between the Purchaser and the Company based upon benchmarking against peer public companies (taking into account employee hiring needs and the development stage nature of the Company) and in consultation with an independent outside compensation advisor, such agreement by either Party not to be unreasonably withheld, conditioned or delayed.

(b) Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.14 are included for the sole benefit of Purchaser and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Purchaser, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

6.15 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four (4) Business Days after the execution of this Agreement), the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release (but in any event within four (4) Business Days after the Closing), the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Purchaser shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party or any Governmental Authority in connection with the transactions contemplated hereby.

6.16 Confidential Information. (a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and its and their respective Representatives to, except to the extent otherwise consented to by Purchaser: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their

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obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Affiliates or its or their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Purchaser Confidential Information, (A) provide the Purchaser, to the extent legally permitted, with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section (a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section (a) furnish only that portion of such Purchaser Confidential Information; provided, that with respect to Purchaser Confidential Information constituting trade secrets under applicable Law and has been identified as such to the Company in writing prior to or promptly after its disclosure to the Company or its Representatives, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, its Affiliates and its and their respective Representatives shall be entitled to keep any records required by (i) applicable Law or (ii) legal, fiduciary or professional obligation, (iii) in accordance with written document retention policies and procedures and/or (iv) contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser and Merger Sub hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and their Representatives to, except to the extent otherwise consented to by the Company: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser, Merger Sub or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.16(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.16(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information; provided, that with respect to Company Confidential Information constituting trade secrets under applicable Law and that has been identified as such to the Purchaser in writing prior to or promptly after its disclosure to the Purchaser or its Representatives, such covenants shall apply for as long as such Company Confidential Information constitutes a trade secret under applicable Law and continues to constitute Company Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser, Merger Sub and their respective Affiliates and Representatives shall be entitled to keep any records required by applicable Law or legal, fiduciary or professional obligation, in accordance with written document retention policies and procedures and/or contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, (i) the Purchaser, Merger Sub and their respective Representatives shall be permitted to disclose any and all Company Confidential Information

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to the extent required by the Federal Securities Laws, (ii) no notice or further action shall be required in respect of disclosure of the Company Confidential Information (or provision of access thereto) to regulatory authorities or self-regulatory organizations having authority over the Purchaser, Merger Sub or their respective Representatives in connection with routine regulatory examinations or pursuant to statutory requirements that are not targeted at the Company, the Transactions or the Company Confidential Information.

6.17 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and Purchaser shall cause its Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company in existence on the Closing Date and make the same available for inspection and copying by the Purchaser during normal business hours of the Company, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including the Company) without first advising a representative of the Sponsor (or its successors or assigns) in writing and giving such representative a reasonable opportunity to obtain possession thereof.

6.18 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including the Purchaser causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven individuals (appointed in accordance and such that, as of the Closing, the Post-Closing Purchaser Board shall comply with Nasdaq rules). Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the one (1) Person that is designated by the Purchaser prior to the Closing (the “Designated Director”), and (ii) the remaining Persons, all of whom will be designated by the Company prior to the Closing. To the extent Designated Director declines to serve, is unable to serve, or is anticipated to fail to meet the applicable independence and other requirements of Nasdaq and SEC rules (as determined by Purchaser), Purchaser shall have the right to designate a replacement individual to serve as a director on the Post-Closing Purchaser Board. At or prior to the Closing, the Company, if requested, and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(b) The composition of the Post-Closing Purchaser Board shall satisfy the independence requirements under applicable Law and the relevant rules and regulations of Nasdaq such that a majority of the members of the Post-Closing Purchaser Board will be independent under applicable Law and the relevant rules and regulations of Nasdaq and other requirements of Nasdaq or any other applicable U.S. national securities exchange on which the Purchaser’s securities are listed.

6.19 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that for a period of six (6) years from the Closing Date, the Parties shall, and shall cause the Purchaser, Merger Sub, and Company to, maintain in effect and honor the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, is or was a director, officer, employee or agent of the Purchaser, Merger Sub and Company, as the case may be, or who, at the request of the Parties, as the case may be, served as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrator, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of the Purchaser’s, Merger Sub’s and Company’s Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser, Merger Sub, and Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Purchaser, Merger Sub and the Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall cause the Company to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.19 without limit as to time.

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(b) At or prior to the Closing, the Purchaser shall purchase a non-cancellable “tail” directors’ and officers’ liability, employment practices liability, and fiduciary liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is currently covered by a directors’ and officers’ liability, employment practices liability, or fiduciary liability insurance policy of the Purchaser and Company, on terms and conditions with respect to coverage, deductibles and amounts no less favorable than those of such applicable policies in effect on the date of this Agreement for the six (6) year period following the Closing. The Purchaser and the Company shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Company, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.19.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser and/or Company, any other indemnification arrangement, any Law or otherwise. The obligations of the Purchaser and the Company under this Section 6.19(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the prior written consent of such D&O Indemnified Party. The provisions of this Section 6.19 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties and his or her successors, heirs and permitted assigns, each of whom is an intended third-party beneficiary of this Section 6.19.

(d) If the Purchaser or, after the Closing, the Company, or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Company, as applicable, honor and assume the indemnification and obligations set forth in this Section 6.19.

6.20 PIPE Investment. The Purchaser shall use its reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the PIPE Investment and consummate the transactions contemplated thereby.

6.21 Redemption. In connection with the Purchaser Shareholders’ Meeting, the Purchaser agrees that it shall provide the holders of shares of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such shares of Purchaser Class A Ordinary Shares, as required by the Purchaser’s Organizational Documents in the Redemption. Subject to receipt of the Purchaser Shareholder Approval, and at least one (1) day prior to the Domestication, the Purchaser shall carry out the Redemption and use the proceeds held in the Trust Account to redeem the Purchaser Class A Ordinary Shares of holders who properly exercise their right to redemption in accordance with the Purchaser’s Organizational Documents.

6.22 Domestication. Subject to receipt of the Purchaser Shareholder Approval, at least one (1) day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, the Nasdaq and the Purchaser’s Organizational Documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, and (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication.

6.23 Adoption of Proxy Statement/Registration Statement. Within one (1) Business Day of the Closing Date, the post-Domestication Purchaser, as the successor to the pre-Domestication Purchaser, shall file a post-effective amendment to the Proxy Statement/Registration Statement pursuant to Rule 414(d) of the Securities Act.

6.24 Compliance. Within a reasonable period following the Closing, and to the extent not already in place, the Company will implement risk-based compliance measures, taking into account the Company’s business, operations and risk profile and having regard to applicable U.S. governmental guidance, including the adoption and implementation of adequate risk-based policies and procedures reasonably designed to ensure compliance with (a) applicable Anti-Bribery Laws, including the internal-controls provisions imposed on issuers by the U.S. Foreign Corrupt Practices Act of 1977, as amended; and (b) applicable Sanctions Laws and International Trade Laws. The compliance program shall

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be proportionate to the Company’s actual regulatory exposure as an aviation OEM and shall not require the Company to implement controls designed for defense contractors holding facility security clearances or classified access absent the Company’s future acquisition of such clearances or access.

6.25 U.S. Citizenship. The Purchaser acknowledges that, as of the date hereof, the Company operates solely as an aircraft designer and manufacturer and does not hold economic authority from the Department of Transportation requiring U.S. citizenship under 49 U.S.C. § 40102(a)(15). If, at any time following the Closing, the Company applies for or is required to hold economic authority or other authorization from the Department of Transportation that requires U.S. citizenship, the Purchaser shall use commercially reasonable efforts to ensure that the post-closing corporate structure satisfies the U.S. citizenship requirements of 49 U.S.C. § 40102(a)(15), including with respect to voting control and beneficial ownership limitations applicable to U.S. air carriers and their affiliates. This Section 6.26 is a forward-looking covenant only and shall not be construed as a present-tense representation regarding the citizenship status of the Purchaser or any of its stockholders.

6.26 Name Change.

(a) At or prior to the Effective Time, but following the Purchaser Shareholders’ Meeting, the Surviving Company shall use commercially reasonable efforts to take all necessary corporate actions, including amending its certificate of incorporation and making all required filings with the Secretary of State of Delaware, to change its name to “Elroy Air Operating Company Inc.”, and the Parties shall cooperate in good faith in connection therewith.

(b) The Purchaser shall use commercially reasonable efforts to take all necessary corporate actions, including amending its certificate of incorporation and making all required filings with the Secretary of State of Delaware, to change its name to “Elroy Air, Inc.”, effective as soon as practicable following the Effective Time.

6.27 Type Certification Covenant. During the Interim Period, the Company shall diligently prosecute the Type Certification Application, including by engaging with the FAA regarding the establishment of the certification basis, continuing design and compliance activities, conducting required testing, and responding to FAA requests for information or meetings, in each case, in a manner consistent with internationally recognized aerospace engineering practices and applicable FAA policies and guidance. The Purchaser acknowledges that type certification timelines are subject to FAA processes, resource allocation, and requirements that are not within the sole control of the Company. Nothing in this Section 6.27 shall require the Company to accept onerous or commercially unreasonable conditions, special conditions, or equivalent levels of safety findings as a condition to advancing the Type Certification Application, provided that the Company shall consult in good faith with the Purchaser before rejecting any material FAA position on the certification basis. For the avoidance of doubt, the certification strategy being pursued by the Company targets a Restricted Category Type Certificate under 14 C.F.R. §21.25, using special-class criteria under §21.17(b), and no representation or covenant in this Agreement shall be construed to require the Company to alter its certification strategy or pursue any alternative category or pathway except as may be determined by the Company in its reasonable business judgment. The Company’s obligations under this Section 6.27 are limited to actions within the Company’s reasonable control, and the Company shall not be deemed in breach of this Section 6.27 by reason of any delay, inaction, or decision by the FAA or any other Aviation Authority. In addition, any good-faith disagreement between the Company and the FAA regarding the certification basis, compliance methods, or technical requirements shall not constitute a breach of this Section 6.27.

ARTICLE VII
CLOSING CONDITIONS

7.01 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(b) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(c) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

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(d) Governmental Approvals. All filings with and consents of any Governmental Authority identified on Section 7.01(d) of the Company Disclosure Letter shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Law imposed by any Governmental Authority identified on Section 7.01(d) of the Company Disclosure Letter preventing, prohibiting or otherwise restraining the consummation of the transactions contemplated by this Agreement shall have expired or been terminated.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(f) Nasdaq Listing. The shares of Domesticated Purchaser Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of the Domesticated Purchaser Common Stock (provided that such condition shall not apply to the extent the shares of Domesticated Purchaser Common Stock have not been conditionally approved for listing due to a failure to meet any “market value of publicly held securities” or similarly titled requirement as a result of the Company not permitting a sufficient number of shares of Domesticated Purchaser Common Stock to be issued to non-Affiliates pursuant to Section 2.03 to be excluded from lock-up or other contractual restriction).

(g) HSR Approval. The statutory waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 shall have expired or been earlier terminated.

7.02 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.01, the obligations of the Company to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser and Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Agreements and Covenants. The Purchaser and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Domestication. The Domestication shall have been completed as provided in Section 6.22 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e) Trust Account. Purchaser shall have made appropriate arrangements to have the net proceeds remaining in the Trust Account (after giving effect to all Redemptions) available to Purchaser at the Closing.

(f) Board Appointments. All action on the part of Purchaser shall have been taken by Purchaser such that the board of directors of the Purchaser as of immediately following the Closing shall consist of the directors contemplated by Section 6.18.

(g) Amendments to Company Warrants. Within ten (10) Business Days after the date hereof, the Company Warrants shall have been amended, restated and/or modified, as applicable, to provide for the automatic cashless exercise of such Company Warrants as of immediately prior to the Effective Time (in forms and on terms and conditions reasonably satisfactory to Purchaser), as provided in Section 2.01(b) and Section 2.01(c) of this Agreement.

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(h) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).

(ii) SECRETARY CERTIFICATE. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions.

(iii) ANCILLARY DOCUMENTS. The Purchaser shall have delivered to the Company:

(A) A copy of the A&R Registration Rights Agreement, duly executed by the Purchaser and the Sponsor;

(B) A copy of the Lock-up Agreements, duly executed by the Purchaser and the Sponsor, as applicable; and

(C) PIPE Investment related documents.

7.03 Conditions to Obligations of the Purchaser and Merger Sub. In addition to the conditions specified in Section 7.01, the obligations of the Purchaser and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where available) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants (except for the requirement to provide the PCAOB Financial Statements and the Updated 1Q Financial Statements by the deadlines specified in Section 6.04) under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Company, since the date of this Agreement that is continuing.

(d) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.03(a), 7.03(b) and 7.03(c).

(ii) SECRETARY CERTIFICATE. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of the Company Board authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Transactions.

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(iii) ANCILLARY DOCUMENTS. The Company shall have delivered to the Purchaser:

(A) a copy of the A&R Registration Rights Agreement, duly executed by the applicable Stockholders;

(B) A properly completed and duly executed IRS Form W-9 or IRS Form W-8 of the applicable series from each Stockholder; provided, that failure to deliver the requisite tax forms shall not affect satisfaction of the conditions to closing, rather only the timing of the issuance of such Stockholder’s share of the Aggregate Consideration to such Stockholders who has failed to return the requisite tax forms.

(C) A properly completed and duly executed FIRPTA certificate in the form attached hereto as Exhibit G, as contemplated by Section 6.11(d)(i).

(D) A copy of the Seller Lock-Up Agreement, duly executed by each holder of equity securities of the Company who will receive, or would receive upon exercise of the Exchanged Options, at least 1.0% of the Aggregate Consideration.

(e) Closing Indebtedness. The Company shall have delivered to the Purchaser:

(i) a duly executed pay-off letter from each of the holders of the Closing Indebtedness, in a form reasonably satisfactory to Purchaser, certifying that all such Closing Indebtedness owing to such holder shall have been fully paid upon the receipt by such holder of funds pursuant to Section 3.03(c) hereof, to the extent such Closing Indebtedness is paid in full pursuant to Section 3.03(c) hereof; and

(ii) documentation evidencing to the reasonable satisfaction of Purchaser the release of all Liens securing any Closing Indebtedness.

7.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII
TERMINATION AND EXPENSES

8.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by the Company if there has been a Modification in Recommendation;

(c) by the Company if the Purchaser Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the applicable Purchaser Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by June 26, 2027 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.01(d) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(e) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

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(f) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if at such time the Company is in material uncured breach of this Agreement;

(g) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.03(a) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if at such time the Purchaser is in material uncured breach of this Agreement;

(h) by written notice by the Purchaser to the Company, if (i) all the conditions set forth in Section 7.01 and Section 7.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Purchaser shall have irrevocably confirmed in writing to the Company that it is ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within five (5) Business Days following delivery of such confirmation; or

(i) by written notice by the Company to the Purchaser, if (i) all the conditions set forth in Section 7.01 and Section 7.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Purchaser fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Company shall have irrevocably confirmed in writing to the Purchaser that it is ready, willing and able to consummate the Closing and (iv) the Purchaser fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

8.02 Expenses. Except as provided herein, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses.

8.03 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.01 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.01 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.15, Section 6.16, Article IX, and this Section 8.03 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.15).

ARTICLE IX
MISCELLANEOUS

9.01 No Survival. Except (x) as otherwise contemplated by Section 8.03 or (y) for Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and

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there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

9.02 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or other electronic means (including email), with evidence of transmission, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice). Actual notice is effective notice for all purposes hereunder.

If to the Purchaser:	with a copy (which will not constitute notice) to:

Columbus Circle Capital Corp II 3 Columbus Circle, 24th Floor New York, New York 10019 Attn: Gary Quin	White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Attn: Joel Rubinstein; Jason Rocha
Email: **********	Email: **********;
**********
If to the Company, to:	with a copy (which will not constitute notice) to:
Elroy Air, Inc. 440 Eagle Ct	DLA Piper LLP (US) 3203 Hanover Street, Suite 100
Byron, CA 94514 Attn: Andrew Clare	Palo Alto, CA 94304 Attn: Josh Seidenfeld; Elena Nrtina
Email: **********	Email: **********;
**********

9.03 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.04 Third Parties. Except for the Persons granted the rights set forth in Section 6.19, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.05 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, provided that, for the avoidance of doubt, the laws of the Cayman Islands shall also apply to and, as applicable, govern the Domestication.

9.06 Jurisdiction. Any proceeding or Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed
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to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.06.

9.07 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

9.08 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.09 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.10 Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or managers or other equivalent body or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance

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with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser, its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14 Legal Representation.

(a) Conflicts and Privilege.

(i) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders, shareholders or holders of other equity interests of the Purchaser or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “CMII Group”), on the one hand, and (y) the Purchaser following the Closing, the Company and/or any member of the Elroy Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”), that represented the Purchaser and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the CMII Group, in such dispute even though the interests of such Persons may be directly adverse to the Purchaser and its Affiliates (following the Closing), and even though such counsel may have represented the Purchaser in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser and/or the Sponsor. The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Purchaser, the Sponsor and/or any other member of the CMII Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the CMII Group after the Closing, and shall not pass to or be claimed or controlled by the Purchaser and its Affiliates (following the Closing). Notwithstanding the foregoing,

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any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(ii) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders, shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Elroy Group”), on the one hand, and (y) the Company (following the Closing) and/or any member of the CMII Group, on the other hand, any legal counsel, including DLA Piper LLP (“DLA”) that represented the Company prior to the Closing may represent any member of the Elroy Group in such dispute even though the interests of such Persons may be directly adverse to the Company (following the Closing), and even though such counsel may have represented the Purchaser and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company (following the Closing). The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the Transactions) between or among the Company and/or any member of the Elroy Group, on the one hand, and DLA, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions. Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company (following the Closing).

(iii) DLA has represented the Elroy Group with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the CMII Group and, following the Closing, the Company, agree that they shall not, and shall cause their Affiliates not to, seek to have DLA be disqualified from representing (a) any member of the Elroy Group in connection with any dispute that may arise between such parties and the CMII Group or (b) the Purchaser or the Company in connection with any dispute that may arise between such parties and the members of the Elroy Group.

9.15 Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a special purpose company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, its public shareholders and the underwriters of the Purchaser’s initial public offering. The Company acknowledges that it has been advised by the Purchaser that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Purchaser to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus; (ii) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Purchaser in limited amounts to permit the Purchaser to pay the costs and expenses of its liquidation and dissolution, and then to the Purchaser Shareholders; and (iii) if the Purchaser holds a shareholder vote to amend the Purchaser’s Organizational Documents to modify the substance or timing of the obligation to redeem 100% of the Purchaser Class A Ordinary Shares if the Purchaser fails to complete a Business Combination within the allotted time period or to otherwise modify any other material provision of the Purchaser’s Organizational Documents relating to its shareholders’ rights or its pre-initial Business Combination activity, then for the redemption of any Purchaser Ordinary Shares properly tendered in connection with such vote. For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself, its Affiliates and its and their respective Representatives, hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom to the Purchaser’s public shareholders for any reason whatsoever; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for the Purchaser to specifically perform its obligations under this Agreement and cause the disbursement of the balance

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of the cash remaining in the Trust Account (after giving effect to the Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the redemptions and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account other than to the Purchaser’s public shareholders and any assets that have been purchased or acquired with any such funds).

9.16 Company and Purchaser Disclosure Letters. The Company Disclosure Letter and the Purchaser Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Purchaser Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

ARTICLE X
DEFINITIONS

10.01 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals. “Acquisition Proposal” has the meaning specified in Section 6.06(a).

“Additional Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Common Stock Base Consideration” means the number of shares of Domesticated Purchaser Common Stock equal to the quotient of: (a) (i) the Base Purchase Price, minus (ii) the Closing Indebtedness except as set forth in Schedule 10-A of the Company Disclosure Letter, in each case excluding any Indebtedness incurred pursuant to the Pre-Funded Note Investment, divided by (b) the Redemption Price, less (c) the aggregate number of shares of Domesticated Purchaser Common Stock issuable in respect of the Preferred Stock Preference Exchange and the Preferred Stock As-Converted Exchange pursuant to Section 2.03(a)(iii).

“Aggregate Consideration” means the Aggregate Common Stock Base Consideration, the Aggregate Preferred Stock Consideration and the Aggregate Earn-out Consideration.

“Aggregate Earn-out Consideration” has the meaning specified in Section 2.09(a).

“Aggregate Preferred Stock Consideration” has the meaning specified in Section 2.02(c).

“Agreement” has the meaning specified in the Preamble.

“AI/ML” means any and all deep learning, machine learning, and other artificial intelligence technologies, including any software algorithms, neural networks, large language models, generative AI, or models that process or analyze input data, learn from that data, generate outputs, make decisions or predictions, automate tasks, or otherwise mimic, augment, or substitute human cognitive functions.

“Alternative Transaction” has the meaning specified in Section 6.06(a).

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“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the transactions contemplated in this Agreement, in each case to be executed and delivered on the date hereof or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter and the Purchaser Disclosure Letter).

“Anti-Bribery Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010, and any rules or regulations promulgated thereunder; the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any similar anti-corruption or anti-bribery Law applicable to the Company.

“Antitrust Laws” has the meaning specified in Section 6.09(b).

“Applicable Pre-Funded Convertible Note Conversion Price” means $12 per share, as may be adjusted pursuant to the terms and conditions of the applicable Pre-Funded Convertible Notes.

“Approvals” has the meaning specified in Section 4.09.

“Aviation Authority” means the Federal Aviation Administration, the Department of Transportation, the National Transportation Safety Board, or any foreign civil aviation authority or equivalent Governmental Authority having jurisdiction over the design, manufacture, certification, registration, operation or export of aircraft, unmanned aircraft systems, or aviation products.

“Aviation Authorizations Schedule” has the meaning specified in Section 4.09(b).

“Aviation Customer Agreements” has the meaning specified in Section 4.13(a)(xix).

“Base Purchase Price” means $800,000,000.

“Business Combination” has the meaning specified in Article 1.1 of the Purchaser’s Organizational Documents as in effect on the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, for so long as the Purchaser remains domiciled in the Cayman Islands, Governmental Authorities in the Cayman Islands that are authorized or required by Law to close.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116-136 (116th Cong.) (Mar. 27, 2020), and any amendment thereof, successor law, or executive order, executive memo, administrative or other guidance or legislation published with respect thereto by any Governmental Authority.

“Cayman Companies Act” has the meaning specified in the Recitals.

“Cayman Purchaser Private Placement Warrants” means the warrants to purchase Purchaser Class A Ordinary Shares, at an initial exercise price of $11.50 per share, purchased by the Sponsor concurrently with the Purchaser’s IPO.

“Cayman Purchaser Public Warrants” means the warrants to purchase Purchaser Class A Ordinary Shares, at an initial exercise price of $11.50 per share, included in the Cayman Purchaser Units sold in the Purchaser’s IPO.

“Cayman Purchaser Units” has the meaning specified in the Recitals.

“Cayman Purchaser Warrant” has the meaning specified in the Recitals.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Certificate of Merger” has the meaning specified in the Recitals.

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of the Purchaser; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or

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“group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of the Purchaser or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of the Purchaser.

“Class A Preferred Investor Warrant Consideration” has the meaning specified in Section 2.02(b).

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Closing Filing” has the meaning specified in Section 6.15(b).

“Closing Indebtedness” means the aggregate Indebtedness of the Company as of immediately prior to the Effective Time.

“Closing Press Release” has the meaning specified in Section 6.15(b).

“CMII Group” has the meaning specified in Section 9.14(a)(i).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Common Stock Exchange Ratio” means the Aggregate Common Stock Base Consideration divided by the Company Adjusted Fully Diluted Capital.

“Common Stock Price” means the share price equal to the closing sale price of one share of Domesticated Purchaser Common Stock as reported on Nasdaq (or the exchange on which the shares of Domesticated Purchaser Common Stock are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into the Domesticated Purchaser Common Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of the Purchaser and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to the Domesticated Purchaser Common Stock).

“Company” has the meaning specified in the Preamble.

“Company Adjusted Fully Diluted Capital” means the sum (without duplication) of the aggregate number of (i) shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, assuming and after giving effect to the conversion of all Company Convertible Securities pursuant to Section 2.02, (ii) all shares of Company Common Stock issuable upon full exercise of all issued and outstanding Company Warrants (calculated using the treasury method of accounting on a cashless exercise basis), (iii) all shares of Company Common Stock issuable upon full exercise of all Vested Company Options outstanding as of immediately prior to the Effective Time (calculated using the treasury method of accounting on a cashless exercise basis), and (iv) all shares of Company Common Stock issuable upon full exercise of all Unvested Company Options, which are not the Signing-Date Unvested Company Options, that remain outstanding as of immediately prior to the Effective Time (calculated using the treasury method of accounting on a cashless exercise basis).

“Company Aviation Authorizations” has the meaning specified in Section 4.26(a).

“Company Benefit Plan” means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by the Company for the benefit of any employee or terminated employee of the Company.

“Company Board” has the meaning specified in the Recitals.

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“Company Certificate of Incorporation” means the Certificate of Incorporation of the Company, as then currently in effect.

“Company Closing Certificate” has the meaning specified in Section 3.02(b).

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Security” means each convertible promissory note, simple agreement for future equity or similar instrument or Contract issued by the Company or entered into by the Company pursuant to which any Person has the right to convert or exchange such instrument or Contract into equity securities of the Company (for the avoidance of doubt, excluding Company Warrants and Company Options).

“Company Common Stock” means collectively, shares of (i) common stock of the Company, $0.0001 par value per share, and (ii) non-voting common stock of the Company, $0.0001 par value per share.

“Company Disclosure Letter” has the meaning specified in the Preamble to Article IV.

“Company Financials” has the meaning specified in Section 4.06(a).

“Company Fully Diluted Capital” means the sum (without duplication) of the aggregate number of (i) shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, assuming and after giving effect to the conversion of all Company Convertible Securities (other than the Pre-Funded Convertible Notes) pursuant to Section 2.02, (ii) shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time, assuming and after giving effect to the conversion of all Company Convertible Securities (other than the Pre-Funded Convertible Notes) pursuant to Section 2.02, (iii) all shares of Company Common Stock and Company Preferred Stock issuable upon full exercise of all issued and outstanding Company Warrants (calculated using the treasury method of accounting on a cashless exercise basis), (iv) all shares of Company Common Stock issuable upon full exercise of all Vested Company Options outstanding as of immediately prior to the Effective Time (calculated using the treasury method of accounting on a cashless exercise basis) and (v) all shares of Domesticated Purchaser Common Stock that are issuable upon conversion of Domesticated Purchaser Series A Preferred Stock issued pursuant to Section 2.02(a) of this Agreement.

“Company Incentive Plan” means the means that certain 2016 Equity Incentive Plan of the Company, as amended from time to time.

“Company IP” means any and all Intellectual Property that is owned or purported to be owned (in whole or in part), licensed, used or held for use by the Company.

“Company IP Licenses” means any and all Intellectual Property licenses, sublicenses and other agreements or permissions that the Company is party to or is otherwise authorized to use or practice any Intellectual Property under, excluding Off-the-Shelf Software and non-exclusive licenses of Intellectual Property granted in agreements with suppliers, customers or end users in the ordinary course of business where the license is not the primary purpose of the agreement.

“Company Leased Real Properties” has the meaning specified in Section 4.16(b).

“Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates

Annex A-68

or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement or any Ancillary Document, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company operates (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers and including any changes, developments or conditions generally affecting the autonomous aviation, unmanned aircraft systems or urban air mobility industries), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company, (i) any matter set forth on the Company Disclosure Letter, (j) any action taken by, or at the request of, the Purchaser, (k) any change in, or proposed change to, regulations, orders, guidance, policy statements, notices of proposed rulemaking, advisory circulars or interpretive rules issued by the Federal Aviation Administration, the Department of Transportation, the Bureau of Industry and Security, the Directorate of Defense Trade Controls or any other Governmental Authority having jurisdiction over the Company’s aviation, export control or defense trade activities, including without limitation any changes to or delays in the implementation of proposed rules regarding beyond-visual-line-of-sight operations (including 14 C.F.R. Part 108), any changes to the FAA’s eVTOL Integration Pilot Program or successor programs, and any changes to type certification timelines, policies or procedures generally applicable to applicants, (l) any change in the timing, scope or requirements of any type certification, supplemental type certification, airworthiness certification, production certification or other FAA certification process applicable to the Company or its products that does not result from a Company-specific enforcement action, and (m) any individual crash, forced landing, ground incident, loss of vehicle, inflight anomaly, or operational mishap involving any aircraft, unmanned aircraft system, or prototype manufactured, assembled, tested, or operated by the Company or on the Company’s behalf (including under public aircraft authority), together with any resulting investigation by the National Transportation Safety Board, the FAA, or any other Aviation Authority, except to the extent that such event results in a material enforcement action specifically directed at the Company by the FAA; provided, further, that any Event referred to in clauses (a), (b), (d), (e) (g), (k) (l), or (m) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company, relative to similarly situated companies in the autonomous aviation and unmanned aircraft systems industry in which the Company conducts its operations, but only to the extent of the incremental disproportionate effect on the Company, relative to similarly situated companies in the autonomous aviation and unmanned aircraft systems industry in which the Company conducts its operations.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Aviation Authorizations” has the meaning specified in Section 4.26(a).

“Company Options” means all options to purchase shares of Company Common Stock that are outstanding as of immediately prior to the Effective Time.

“Company Option Exchange Ratio” means the quotient of (A) the Per Share Base Consideration divided by (B) the Redemption Price.

“Company Owned Properties” has the meaning specified in Section 4.16(a).

“Company Permits” has the meaning specified in Section (a).

“Company Personal Property Leases” has the meaning specified in Section 4.17.

“Company Preferred Stock” means, collectively, the (i) Series Seed Preferred Stock, (ii) Series Seed-1 Preferred Stock, (iii) Series Seed-2 Preferred Stock, (iv) Series Seed-3 Preferred Stock, (v) Series A-1 Preferred Stock, (vi) Series A-2 Preferred Stock, (vii) Series AA Preferred Stock of the Company, (viii) Series AA-1 Preferred Stock, (ix) Series AA-2 Preferred Stock, (x) Series AA-3 Preferred Stock, (xi) Series AAA Preferred Stock of

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the Company, (xii) Series AAA-1 Preferred Stock, (xiii) Series A Prime Preferred Stock, (xiv) Series Seed Prime Preferred Stock, (xv) Series A Prime Non-Voting Preferred Stock, and (xvi) Series Seed Prime Non-Voting Preferred Stock.

“Company Real Property Leases” has the meaning specified in Section 4.16(b).

“Company Registered IP” has the meaning specified in Section 4.14(a).

“Company Securities” means, collectively, the Company Common Stock, the Company Preferred Stock, the Company Convertible Securities, the Company Options, the Company Warrants and all other shares, warrants and other securities of the Company.

“Company Software” means any and all Software which the Company owns or purports to own, in whole or in part.

“Company Stockholder Approval” has the meaning specified in Section 4.02.

“Company Transaction Costs” means all fees, costs and expenses of the Company, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including:

(a) all change of control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail; but excluding (i) the amount of any Transfer Taxes and (ii) any other amounts payable by the Purchaser hereunder.

“Company Warrants” means all warrants to purchase any shares or other equity interests of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Continental” means the Continental Stock Transfer & Trust Company.

“Contracts” means all legally binding contracts, contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (including all Company IP Licenses and other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Convertible Note Consideration” has the meaning specified in Section 2.02(a).

“Copyleft Terms” has the meaning specified in Section 4.14(e).

“Copyrights” has the meaning specified in the definition of “Intellectual Property”.

“CUI” has the meaning specified in Section 4.26(h).

“D&O Indemnified Party” has the meaning specified in Section 6.19(a).

“D&O Tail” has the meaning specified in Section 6.19(b).

“Designated Director” has the meaning specified in Section 6.18(a).

“DGCL” has the meaning specified in the Recitals.

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“Disclosure Letters” means, collectively, the Company Disclosure Letter and the Purchaser Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 2.05.

“DLA” has the meaning specified in Section 9.14(a)(ii).

“Domesticated Purchaser Common Stock” means, following the Domestication, common stock of the Purchaser, par value $0.0001 per share.

“Domesticated Purchaser Series A Investor Warrants” has the meaning specified in the Recitals.

“Domesticated Purchaser Series A Preferred Stock” has the meaning specified in the Recitals.

“Domesticated Purchaser Unit” means, following the Domestication, a unit of the Purchaser.

“Domesticated Purchaser Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“Draft Company Financials” has the meaning specified in Section 4.06(a).

“Earn-out Exchange Ratio” means the Earnout Shares divided by the Company Fully Diluted Capital.

“Earnout Period” means the time period beginning on the Closing Date and ending on the date that is the fourth anniversary of the Closing Date.

“Earnout Shares” means the up to 11,000,000 shares of Domesticated Purchaser Common Stock that may be issued to the Eligible Stockholders pursuant to Section 2.09.

“Effective Time” has the meaning set forth in Section 1.02(a).

“Eligible Stockholder” means a holder of Company Common Stock, Company Preferred Stock, Pre-Funded Convertible Notes, Company Warrants (including for this purpose the Company Pre-Funded Convertible Note Investor Warrants) or Vested Company Options as of immediately prior to the Effective Time and each of their respective successors and assigns. As of the date of this Agreement, the Eligible Stockholders are listed on Schedule 10-C of the Company Disclosure Letter.

“Elroy Group” has the meaning specified in Section 9.14(a)(ii).

“Employee and Contractor Agreements” has the meaning specified in Section 4.13(xv).

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety (with respect to exposure to Hazardous Materials), (b) the environment, (c) natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (d) pollution, or (e) Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC §9601 et seq., the Resource Conservation and Recovery Act, 42 USC §6901 et seq., the Toxic Substances Control Act, 15 USC §2601 et seq., the Federal Water Pollution Control Act, 33 USC §1251 et seq., the Clean Air Act, 42 USC §7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC §136 et seq., the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC §2641 et seq., the Safe Drinking Water Act, 42 USC §300f et seq., the Oil Pollution Act of 1990, 33 USC §2701 et seq., and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or

Annex A-71

pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 4.21(a).

“Equity Incentive Plan” has the meaning specified in Section 6.14(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning specified in Section 2.04(a).

“Exchanged Option” has the meaning specified in Section 2.03(a)(ii).

“Excluded Share” has the meaning specified in Section 2.03(a)(i).

“Federal Securities Law” has the meaning specified in Section 6.07.

“Fraud” means actual, intentional, and deliberate fraud as defined under the common law of the State of Delaware by a Party in the making of the representations and warranties set forth in Article IV or Article V of this Agreement, as applicable. For the avoidance of doubt, the term Fraud does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness, and (ii) a claim for Fraud may only be made against the Party who committed such Fraud and shall be responsible for such Fraud only to the Party that suffered damage from such alleged Fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Government Bid” means any offer, bid, proposal or quotation submitted by the Company to any Governmental Authority or to any prime contractor or higher-tier subcontractor of a Governmental Authority that, if accepted, would result in a Government Contract.

“Government Contract” means any Contract between the Company, on the one hand, and (a) a Governmental Authority, (b) any prime contractor of a Governmental Authority in such prime contractor’s capacity as a prime contractor, or (c) any higher-tier subcontractor with respect to a Contract described in clause (a) or (b), on the other hand, including any individual task, delivery or purchase order, basic ordering agreement, blanket purchase agreement, grant, cooperative agreement, other transaction agreement (OTA) or similar Contract or agreement.

“Governmental Authority” means any federal, state, municipal, local or other foreign or domestic governmental, quasi-governmental, or administrative body, instrumentality, department. or agency, any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body, or any government-owned entity.

“Government Official” shall mean any individual working for or on behalf of a Governmental Authority. Examples include a foreign customs official; an inspector from a tax, health, or environmental agency; an employee in the procurement department of a state-owned manufacturer; a journalist employed by a state-owned media company; and a professor or researcher at a state-owned university.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed, classified or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, “toxic chemical”, or “waste” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including oil, petroleum, petroleum products and by-products, petroleum breakdown products, asbestos, radioactive materials, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation and per- and polyfluoroalkyl substances.

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“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien securing debt for borrowed money on any property of such Person (other than Permitted Liens), (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insurance Policies” has the meaning specified in Section 4.23(a).

“Intellectual Property” means any and all intellectual or proprietary property and all rights, title, and interest therein or thereto arising anywhere in the world, including all United States, international and foreign: (i) patents and patent applications, patent improvements, disclosures and inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, substitutions, reexaminations, reissues or foreign counterparts of any of the foregoing (“Patents”); (ii) all trade names, trade dress, trademarks, service marks, slogans, logos or internet domain name registrations, social media usernames, handles, and any other similar identifiers of source of origin, including all goodwill associated therewith, together with all registrations and applications relating thereto (“Trademarks”); (iii) copyrights (whether registered or unregistered), original works of authorship, copyrightable works and subject matter, together with all registrations and applications relating thereto (“Copyrights”); (iv) all proprietary databases and data; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) Trade Secrets, (vii) Software and data, databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise; (viii) rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world; (ix) any and all other intellectual or industrial property rights protectable by applicable law in any jurisdiction; and (x) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in the Recitals.

“Interim Period” has the meaning specified in Section 6.01(a).

“International Trade Laws” means (a) all U.S. import and export Laws (including those Laws administered by the U.S. Departments of Commerce (Bureau of Industry and Security)) codified at 15 C.F.R., Parts 700-774; Homeland Security (Customs and Border Protection) codified at 19 C.F.R., Parts 1-192; and State (Directorate of Defense Trade Controls) codified at 22 C.F.R., Parts 103, 120-130 and (b) all comparable applicable Laws outside the United States.

“IPO” means the initial public offering of Cayman Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of February 10, 2026 (File No. 333-292861).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” means any and all technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, automated networks and control systems, cloud computing arrangements, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored therein or processed thereby, and all associated documentation, in each case, owned or leased by, licensed to, or used by the Company in the conduct of its business.

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“JOBS Act” has the meaning specified in Section 5.06.

“Knowledge” means, with respect to (i) the Company, the actual knowledge, after reasonable inquiry, of the individuals set forth on Schedule 10-B of the Company Disclosure Letter and (ii) the Purchaser, the actual knowledge, after reasonable inquiry, of the individuals set forth on Schedule 10-A of the Purchaser Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or examination, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Letter of Transmittal” has the meaning specified in Section 2.04(b).

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, deed of trust, pledge, security interest, attachment, right of first refusal, right of first offer, option, proxy, voting trust, license, encumbrance, easement, covenant, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreements” has the meaning specified in the Recitals.

“Material Current Government Contract” has the meaning specified in Section 4.10(a).

“Merger” has the meaning specified in the Recitals.

“Merger Sub” has the meaning specified in the Preamble.

“Modification in Recommendation” has the meaning specified in Section 6.13(b).

“Nasdaq” has the meaning specified in Section 5.06(a).

“Non-Recurring Revenue” means revenue (as defined by GAAP) generated from (i) acquisitions and divestitures that occur following the Closing, and (ii) research and development conducted for Governmental Authorities. For the avoidance of doubt, any revenue generated from sales relating to aircraft or aircraft production shall not be deemed “Non-Recurring Revenue,” even such sales are one-time or non-recurring.

“OFAC” has the meaning specified in Section 4.25(c).

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public on standard terms and conditions with an annual cost of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 6.13(a)(i).

“Open Source Software” means any code or software governed by any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

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“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Organic Revenue” means revenue (as defined by GAAP) but excluding Non-Recurring Revenue. For the avoidance of doubt, “Organic Revenue” shall include any revenue generated from sales relating to aircraft or aircraft production even such sales are one-time or non-recurring.

“Outside Date” has the meaning specified in Section 8.01(d).

“Owned Intellectual Property” means any and all Intellectual Property which the Company owns (or purports to own), in whole or in part, and includes the Company Software and all Company Registered IP and all other Intellectual Property required to be set forth in Section 4.14(a) of the Company Disclosure Letter.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” has the meaning specified in the definition of “Intellectual Property”.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“PCAOB Financial Statements” has the meaning specified in Section 6.04(a).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established with respect thereto in accordance with GAAP; (b) other Liens imposed by operation of Law arising in the ordinary course of business relating to obligations, which either are (A) not yet due and payable or (B) being contested in good faith and by appropriate proceedings and for which adequate reserves have been established with respect thereto in accordance with GAAP; (c) Liens incurred or deposits made in the ordinary course of business in connection with social security; (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business; (e) Liens arising under this Agreement or any Ancillary Document; or (f) non-exclusive licenses of Owned Intellectual Property granted to customers, vendors or service providers in the ordinary course of business.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any information that identifies, relates to, or is linked or reasonably linkable to an individual or household and includes any “personal information,” “personal data,” “personally identifiable information” or similar term as defined by Data Protection Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Per Share Base Consideration” means (a) with respect to shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, the right to receive the applicable number of shares of Domesticated Purchaser Common Stock set forth in Section 2.03(a)(iii) and (b) with respect to shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the right to receive the number of shares of Domesticated Purchaser Common Stock equal to (x) the number of shares of Company Common Stock, multiplied by (y) the Common Stock Exchange Ratio.

Annex A-75

“Per Share Earn-out Consideration” has the meaning specified in Section 2.02(e).

“PIPE Investment” has the meaning specified in the Recitals.

“Post-Closing Purchaser Board” has the meaning specified in Section 6.18(a).

“Preferred Bidder Status” means having 8(a), small business, small disadvantaged business, historically underutilized business zone small business, women owned small business, veteran-owned small business or service-disabled veteran-owned small business status and/or other preferential status.

“Preferred Stock As-Converted Exchange” has the meaning specified in Section 2.03(a)(iii).

“Preferred Stock Preference Exchange” has the meaning specified in Section 2.03(a)(iii).

“Preferred Stock Liquidation Preference means, as applicable, (i) with respect to the Series Seed Preferred Stock, an amount per share equal to $2.0920 per share, plus any dividends declared but unpaid thereon, (ii) with respect to each share of Series Seed-1 Preferred Stock, an amount equal to $1.4075 per share, plus any dividends declared but unpaid thereon, (iii) with respect to the Series Seed-2 Preferred Stock, an amount per share equal to $1.6891 per share, plus any dividends declared but unpaid thereon, (iv) with respect to the Series Seed-3 Preferred Stock, an amount per share equal to $1.8828 per share, plus any dividends declared but unpaid thereon, (v) with respect to the Series A-1 Preferred Stock, an amount per share equal to $1.2503 per share, plus any dividends declared but unpaid thereon, (vi) with respect to the Series A-2 Preferred Stock, an amount per share equal to $1.0628 per share, plus any dividends declared but unpaid thereon, (vii) with respect to the Series AA Preferred Stock, an amount per share equal to $4.21669 per share, plus any dividends declared but unpaid thereon, (viii) with respect to the Series AA-1 Preferred Stock, an amount per share equal to $3.5492 per share, plus any dividends declared but unpaid thereon, (ix) with respect to the Series AA-2 Preferred Stock, an amount per share equal to $3.58419 per share, plus any dividends declared but unpaid thereon, (x) with respect to the Series AA-3 Preferred Stock, an amount per share equal to $3.37335 per share, plus any dividends declared but unpaid thereon, (xi) with respect to the Series AAA Preferred Stock, an amount per share equal to $4.3611 per share, plus any dividends declared but unpaid thereon, (xii) with respect to the Series AAA-1 Preferred Stock, an amount per share equal to $3.6414 per share, plus any dividends declared but unpaid thereon, (m) with respect to the Series A Prime Preferred Stock, an amount per share equal to $0.232374 per share, plus any dividends declared but unpaid thereon, (xiii) with respect to the Series A Prime Non-Voting Preferred Stock, an amount per share equal to $0.232374 per share, plus any dividends declared but unpaid thereon, (xiv) with respect to the Series Seed Prime Preferred Stock, an amount per share equal to $0.0001 per share, plus any dividends declared but unpaid thereon, and (xv) with respect to the Series Seed Prime Non-Voting Preferred Stock, an amount per share equal to $0.0001 per share, plus any dividends declared but unpaid thereon.

“Pre-Funded Convertible Note” means collectively, (i) those certain convertible promissory notes issued by the Company to the purchasers thereof pursuant to the Pre-PIPE Note Purchase Agreement (the “Seller Pre-Funded Convertible Notes”) and (ii) those certain convertible promissory notes issued by the Company to the purchasers thereof pursuant to the Pre-PIPE Securities Purchase Agreement (the “Sponsor Pre-Funded Convertible Notes”).

“Pre-Funded Convertible Note Investor Warrant Consideration” has the meaning specified in Section 2.02(b).

“Pre-Funded Note Investment” has the meaning specified in the Recitals.

“Pre-PIPE Note Purchase Agreement” has the meaning specified in the Recitals.

“Pre-PIPE Securities Purchase Agreement” has the meaning specified in the Recitals.

“Processing” means any operation or set of operations, whether automated or manual, on Personal Information, including but not limited to collection, recording, storage, transmission, access, review, correction, deletion, organization, combination, or other processing.

“Pro Rata Share” means, for each Eligible Stockholder, a percentage determined by dividing (a) (i) the total number of shares of Domesticated Purchaser Common Stock issued or issuable to such Eligible Stockholder in the Merger in exchange for such Eligible Stockholder’s Company Common Stock, Company Convertible Securities, Company Preferred Stock, Company Warrants and Vested Company Options or (ii) in the case of

Annex A-76

holders of Pre-Funded Convertible Notes prior to the Merger, the total number of shares of Domesticated Purchaser Common Stock issuable to such Eligible Stockholder upon a hypothetical conversion at the time of the applicable Triggering Event of such Eligible Stockholder’s Domesticated Purchaser Series A Preferred Stock received in the Merger, divided by (b) the sum of (i) the total number of shares of Domesticated Purchaser Common Stock issued to all Eligible Stockholders in the Merger in exchange for the Company Common Stock, Company Convertible Securities, Company Preferred Stock, Company Warrants and Vested Company Options; and (ii) the total number of shares of Domesticated Purchaser Common Stock issuable to such Eligible Stockholders upon a hypothetical conversion of all Eligible Stockholders’ Domesticated Purchaser Series A Preferred Stock at the time of the applicable Triggering Event.

“Protected Information” means data or information under the possession and control of the Company that is (i) proprietary, (ii) sensitive, or (iii) subject to a statutory, legal or contractual duty of confidentiality that is legally binding on the Company, but does not include any Personal Information or any publicly-available data.

“Proxy Statement” has the meaning specified in Section 6.13(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.13(a)(i).

“Public Certifications” has the meaning specified in Section 5.06(a).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Bylaws upon Domestication” has the meaning specified in the Recitals.

“Purchaser Charter upon Domestication” has the meaning specified in the Recitals.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of a par value of $0.0001 per share of the Purchaser.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of a par value of $0.0001 per share of the Purchaser.

“Purchaser Closing Certificate” has the meaning specified in Section 3.02(a).

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Company.

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article V.

“Purchaser Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Purchaser; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Purchaser or Merger Sub; (ii) the taking of any action required by this Agreement or any Ancillary Document; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (v) the Redemption; (vi) any breach of any covenants, agreements or obligations of any Series A Preferred Stock Investor or investor in any PIPE Investment, in each case who is not Inflection Point Asset Management or an Affiliate of Inflection Point Asset Management, under any Series A SPA or other similar agreement related to financing the Company or Purchaser (including any breach of such Person’s obligations to fund any amounts

Annex A-77

thereunder when required); (vii) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Authority after the date of this Agreement; (viii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (ix) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Purchaser Shareholder Approval” means the approval of (i) those Transaction Proposals identified in clause (B) and (C) and of Section 6.13(b), in each case, by special resolution under Cayman Islands Law, being a resolution passed by a majority of not less than two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote in person or, where proxies are allowed, by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting, (ii) those Transaction Proposals identified in clauses (A), (D), (E), (F), (G), (H) and (I) of Section 6.13(b), in each case, by an ordinary resolution under Cayman Islands Law, being a resolution passed by a simple majority of the outstanding Purchaser Ordinary Shares entitled to vote in person or, where proxies are allowed, by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents), and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser’s Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” means the holders of the Purchaser Ordinary Shares.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 6.13(b).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; and (b) any Indebtedness of the Purchaser owed to its Affiliates or shareholders.

“Redemption” has the meaning specified in the Recitals.

“Redemption Price” shall mean an amount equal to the price at which each Purchaser Class A Ordinary Share may be redeemed pursuant to the Redemption.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.13(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, migrating or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Legal Proceeding” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct or otherwise respond to a condition of noncompliance with Environmental Laws.

Annex A-78

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Sanctioned Jurisdiction” has the meaning specified in Section 4.25(c).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), or (ii) any country in which the Purchaser or the Company or any agent acting on behalf of the foregoing is performing activities that create jurisdiction.

“SDN List” has the meaning specified in Section 4.25(c).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any data breach or security incident that (i) materially impacts the confidentiality, integrity or availability of (a) the Personal Information and/or Protected Information that is Processed by the Company, or (b) the IT Assets that are material to the operations of the Company or the Processing of Personal Information and/or Protected Information by the Company, or (ii) is otherwise required to be notified or reported to an individual regulator or other third party under applicable Law or pursuant to an obligation under a Contract that is legally binding on the Company.

“Seller Lock-Up Agreement” has the meaning specified in the Recitals.

“Series A Preferred Stock Certificate of Designation” has the meaning specified in the Recitals.

“Series A-1 Preferred Stock” means Series A-1 Preferred Stock of the Company, par value $0.0001 per share.

“Series A-2 Preferred Stock” means Series A-2 Preferred Stock of the Company, par value $0.0001 per share.

“Series A Prime Non-Voting Preferred Stock” means Series A Prime Non-Voting Preferred Stock of the Company, par value $0.0001 per share.

“Series A Prime Preferred Stock” means Series A Prime Preferred Stock of the Company, par value $0.0001 per share.

“Series AA Preferred Stock” means Series AA Preferred Stock of the Company, par value $0.0001 per share.

“Series AA-1 Preferred Stock” means Series AA-1 Preferred Stock of the Company, par value $0.0001 per share.

“Series AA-2 Preferred Stock” means Series AA-2 Preferred Stock of the Company, par value $0.0001 per share.

“Series AA-3 Preferred Stock” means Series AA-3 Preferred Stock of the Company, par value $0.0001 per share.

“Series AAA Preferred Stock” means Series AAA Preferred Stock of the Company, par value $0.0001 per share.

“Series AAA-1 Preferred Stock” means Series AAA-1 Preferred Stock of the Company, par value $0.0001 per share.

“Series Seed Preferred Stock” means Series Seed Preferred Stock of the Company, par value $0.0001 per share.

“Series Seed Prime Non-Voting Preferred Stock” means Series Seed Prime Non-Voting Preferred Stock of the Company, par value $0.0001 per share.

Annex A-79

“Series Seed Prime Preferred Stock” means Series Seed Prime Preferred Stock of the Company, par value $0.0001 per share.

“Series Seed-1 Preferred Stock” means Series Seed-1 Preferred Stock of the Company, par value $0.0001 per share.

“Series Seed-2 Preferred Stock” means Series Seed-2 Preferred Stock of the Company, par value $0.0001 per share.

“Series Seed-3 Preferred Stock” means Series Seed-3 Preferred Stock of the Company, par value $0.0001 per share.

“Signing Filing” has the meaning specified in Section 6.15(b).

“Signing Press Release” has the meaning specified in Section 6.15(b).

“Software” means any and all software, firmware and computer programs and applications, and AI/ML, including any and all source code, descriptions, schematics, specifications, flow charts, object code, middleware, utilities, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, methodologies and other work product used in design, plan, organize and develop any of the foregoing, in each case of the foregoing whether in source code, executable or object code form, documentation related thereto including user manuals, user documentation, and training materials, filed, records and other work product related to any of the foregoing and all software modules, tools and databases and collections of data.

“Sponsor” means Columbus Circle 2 Sponsor Corporation LLC, a Delaware limited liability company.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals.

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Sponsor Support Agreement” has the meaning specified in the Recitals.

“Stockholder Support Agreement” has the meaning specified in the Recitals.

“Stockholders” means the Persons who hold shares of capital stock of the Company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Surviving Company” has the meaning specified in the Recitals.

“Surviving Company Share” has the meaning specified in Section 1.02(d).

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

Annex A-80

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“Third-Party Datasets” has the meaning specified in Section 4.14(i).

“Top Customers” has the meaning specified in Section 4.24(a).

“Top Suppliers” has the meaning specified in Section 4.24(b).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to Copyright, Trademark, or trade secret protection).

“Trademarks” has the meaning specified in the definition of “Intellectual Property”.

“Trading Day” means any day on which shares of Domesticated Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Purchaser Common Stock are then traded.

“Transaction Proposals” has the meaning specified in Section 6.13(b).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 6.11(c).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Triggering Event” means either Triggering Event I, Triggering Event II or Triggering Event III.

“Triggering Event I” shall occur if, within the Earnout Period, the Common Stock Price of one share of the Domesticated Purchaser Common Stock is greater than or equal to $15.00 per share for 20 days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of Closing.

“Triggering Event II” shall occur if, within the Earnout Period, the Common Stock Price of one share of the Domesticated Purchaser Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing at the one-year anniversary of Closing and ending on the four-year anniversary of Closing.

“Triggering Event III” shall occur if the Organic Revenue for the Purchaser during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

“Trust Account” means that certain trust account established pursuant to the Trust Agreement.

“Trust Agreement” has the meaning specified in Section 5.15.

“Trustee” has the meaning specified in Section 5.15.

“Type Certification Application” has the meaning specified in Section 4.26(c).

Annex A-81

“Vested Company Options” means all Company Options that are vested and exercisable as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting).

“Unaudited Company Financials” has the meaning specified in Section 4.06(a).

“Unvested Company Options” means all Company Options that, as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting), remain subject to vesting conditions that have not yet been satisfied or waived.

“Updated 1Q Financial Statements” has the meaning specified in Section 6.04(b).

“WARN Act” has the meaning specified in Section 4.19(f).

“Warrant Agreement” means that certain Warrant Agreement, dated as of February 10, 2026, by and between the Purchaser and Continental, as warrant agent.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS)

Annex A-82

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser:
Columbus Circle Capital Corp II
By:	/s/ Gary Quin
Name:	Gary Quin
Title:	Chief Executive Officer and Chairman of the Board
The Company:
ELROY AIR, INC.
By:	/s/ Andrew Clare
Name:	Andrew Clare
Title:	Chief Executive Officer
Merger Sub:
IPGX MERGER SUB, INC.
By:	/s/ Gary Quin
Name:	Gary Quin
Title:	President

(Signature Page to Business Combination Agreement)

Annex A-83

Exhibit A — Form of Purchaser Charter Upon Domestication

Annex A-84

Exhibit B — Form of Purchaser Bylaws upon Domestication

Annex A-85

Exhibit C — Form of Certificate of Merger

Annex A-86

CERTIFICATE OF MERGER MERGING
IPGX MERGER SUB, INC.
WITH AND INTO
ELROY AIR, INC.

[______], 2026

Pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), IPGX Merger Sub, Inc., a Delaware corporation, and Elroy Air, Inc., a Delaware corporation, hereby certify as follows:

1. The names and jurisdictions of the constituent corporations are Elroy Air, Inc., a Delaware corporation, and IPGX Merger Sub, Inc., a Delaware corporation.

2. A Business Combination Agreement has been adopted, approved, executed, certified and acknowledged by each of the constituent corporations in accordance with Section 251 of the DGCL (the “Business Combination Agreement”).

3. Elroy Air, Inc. shall be the surviving corporation in the merger (the “Surviving Corporation”). The name of the Surviving Corporation following the Effective Time (as defined below) shall be Elroy Air, Inc.

4. The certificate of incorporation of the Surviving Corporation is amended and restated as of the Effective Time to read in its entirety as set forth on Annex A to this certificate of merger.

5. The Business Combination Agreement is on file at the principal place of business of the Surviving Corporation, located at 440 Eagle Ct., Byron, CA 94514.

6. A copy of the Business Combination Agreement will be furnished by the Surviving Corporation on request, and without cost, to any stockholder of the constituent corporations.

7. The merger is to be effective at the time of filing of this certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”).

[signature page follows]

Annex A-87

IN WITNESS WHEREOF, each of the constituent corporations has caused this certificate of merger to be signed by an authorized officer as of the date first above written.

IPGX MERGER SUB, INC.
By:
Name:
Title:

ELROY AIR, INC.
By:
Name:	Andrew Clare
Title:	Chief Executive Officer

Annex A-88

Annex A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ELROY AIR, INC.

ARTICLE I

The name of the corporation is Elroy Air, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the city of Wilmington, County of New Castle 19808-1674. The name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The Corporation shall have the authority to issue a total of 1,000 shares of common stock, with a par value of $0.001 per share.

ARTICLE V

Unless provided otherwise in the bylaws of the Corporation, elections of directors need not be by written ballot.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE VII

The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or the bylaws of the Corporation, from time to time, to amend, alter, or repeal any provision of this Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate of Incorporation or any amendment thereof are conferred subject to such right.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection

Annex A-89

with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors of the Corporation (other than a Proceeding initiated to enforce these indemnification rights following the final disposition of such Proceeding).

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Annex A-90

Exhibit D — Form of A&R Registration Rights Agreement

Annex A-91

Exhibit E-1 — Form of Sponsor Lock-Up Agreement

Annex A-92

Exhibit E-2 — Form of Seller Lock-Up Agreement

Annex A-93

Exhibit F — Series A Preferred Stock Certificate of Designation

Annex A-94

Exhibit G — Form of FIRPTA

Annex A-95

NOTICE TO INTERNAL REVENUE SERVICE
PURSUANT TO TREASURY REGULATION SECTION 1.897-2(h)(2)

[            ], 2026

BY U.S. CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Ogden Service Center

P.O. Box 409101

Ogden, UT 84409

NOTICE TO THE INTERNAL REVENUE SERVICE OF ELROY AIR, INC., A
DELAWARE CORPORATION (“TARGET”), REGARDING UNITED STATES
REAL PROPERTY HOLDING CORPORATION STATUS UNDER TREASURY
REGULATION SECTION 1.897-2(h)(2)

To whom it may concern:

1. This Notice is being filed by Target pursuant to Section 1.897-2(h)(2) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”).

2. The undersigned, on behalf of Target, hereby declares that stock of Target is not a United States real property interest within the meaning of Section 897 of the Code because Target is not and has not been a United States real property holding corporation, as that term is defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3. Target’s U.S. employer identification number: [            ].

4. Target’s address: [            ].

5. In connection with the acquisition of Target by COLUMBUS CIRCLE CAPITAL CORP II, a Cayman Islands exempted company (“Acquiror”), the undersigned provided the attached statement to Acquiror declaring that stock in Target is not a United States real property interest. The statement was voluntarily provided in response to a request from the transferee, Acquiror, under Treasury Regulation Section 1.1445-2(c)(3)(i).

6. Acquiror’s U.S. employer identification number: [            ].

7. Acquiror’s address: [            ].

8. Under penalties of perjury, the undersigned declares that he has examined this certification and the attachment hereto and, to the best of his knowledge and belief, they are true, correct and complete. The undersigned further declares that he is a responsible officer, and that he has authority to sign this document on behalf of Target.

Annex A-96

A copy of the statement provided pursuant to Treasury Regulation Sections 1.897-2(h)(2) and 1.1445-2(c)(3)(i) is attached.

ELROY AIR, INC., a Delaware corporation
Dated: [ ], 2026	By:
Name:
Title:

Annex A-97

STATEMENT OF NON-U.S. REAL PROPERTY HOLDING CORPORATION STATUS PURSUANT TO TREASURY REGULATION SECTIONS 1.897-2(h) AND 1.1445-2(c)(3)

Pursuant to the BUSINESS COMBINATION AGREEMENT (“Agreement”) among (i) COLUMBUS CIRCLE CAPITAL CORP II, a Cayman Islands exempted company (“Acquiror”), (ii) ELROY AIR, INC., a Delaware corporation (“Target”), and (iii) IPGX MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub”), at the Effective Time (as such term is used in the Agreement), Merger Sub shall merge with and into Target, the separate corporate existence of Merger Sub shall cease, and Target shall continue as the surviving corporation and become a wholly owned subsidiary of Acquiror.

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that a transferee of a U.S. real property interest must withhold tax if the transferor is not a U.S. person. In order to confirm that Acquiror, as transferee, is not required to withhold tax upon the receipt of Target stock, the undersigned, in his capacity as [CEO (or other corporate officer)] of Target, hereby certifies as follows:

1. As of the date hereof, the stock of Target to be received by Acquiror pursuant to the Agreement does not constitute a United States real property interest as that term is defined in Section 897(c)(1) of the Code;

2. The determination in Paragraph 1, above, is based on a determination by Target that Target is not and has not been a United States real property holding corporation as that term is defined in Section 897(c)(2) of the Code during the five-year period ending on the date hereof, as indicated below;

3. Target’s U.S. employer identification number is [            ]; and

4. Target’s office address is [            ].

This certificate is made in accordance with the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3).

Annex A-98

Under penalties of perjury, I declare that I am a responsible officer of Target and have examined this statement and, to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Target.

ELROY AIR, INC., a Delaware corporation
Dated: [ ], 2026	By:
Name:
Title:

Annex A-99

Annex B

CERTIFICATE OF INCORPORATION

OF

[ELROY], INC.

ARTICLE I.

The name of the corporation is [Elroy], Inc. (the “Corporation”).

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Dr., Wilmington, New Castle County, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III.

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”). The Corporation is being incorporated in connection with the domestication of Columbus Circle Capital Corp II, a Cayman Islands exempted company limited by shares (“Columbus Circle”), as a Delaware corporation, and this Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of Columbus Circle (the “Certificate of Domestication”).

ARTICLE IV.

Section 4.1 Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is [•] consisting of two classes as follows:

(a)  [•] shares of common stock, with a par value of $0.0001 per share (the “Common Stock”); and

(b)  [•] shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”).

Upon the filing of the Certificate of Domestication and this Certificate of Incorporation, each issued and outstanding ordinary share of Columbus Circle shall convert automatically, on a one-for-one basis, into one (1) share of Common Stock, without any action required on the part of the Corporation or the holders thereof.

Section 4.2 Preferred Stock. The board of directors of the Corporation (the “Board of Directors”) is authorized, subject to any limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for the issuance of shares of Preferred Stock in one or more series, including “blank check” preferred stock, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series and to fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such series, the dissolution preferences and the rights in respect of any distribution of assets of any wholly unissued series of Preferred Stock, or any of them and to increase or decrease the number of shares of any series so created (except where otherwise provided in the Preferred Stock Designation), subsequent to the issue of that series but not below the number of shares of such series then outstanding. In case the authorized number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series (except where otherwise provided in the Preferred Stock Designation). There shall be no limitation or restriction on any variation between any of the different series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a duly authorized committee of the Board of Directors, providing for the issuance of the various series of Preferred Stock. Except as otherwise expressly provided in this Certificate of Incorporation (including any Certificate of Designation relating

Annex B-1

to any series of Preferred Stock), no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Certificate of Incorporation. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL.

Section 4.3 Number of Authorized Shares. The number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of any holders of shares of Common Stock or Preferred Stock, or of any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Section 4.4 Common Stock. The powers, preferences and rights of the Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a) Voting Rights. Except as otherwise required by law, each share of Common Stock shall entitle the record holder thereof as of the applicable record date to one (1) vote per share in person or by proxy on all matters submitted to a vote of the holders of Common Stock, whether voting separately as a class or otherwise.

(b) Dividends and Distributions. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(c) Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provisions for preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to payments in liquidation shall be entitled, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of Common Stock in proportion to the number of shares held by each such stockholder.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

ARTICLE VI.

Section 6.1 Management. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 6.2 Ballot. Elections of directors (each such director, in such capacity, a “Director”) need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 6.3 Number and Terms of the Board of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors, and, at each annual meeting of shareholders, all directors shall be elected for terms expiring at the

Annex B-2

next annual meeting of stockholders and until such directors’ successors shall have been elected and qualified. During any period when the holders of any series of Preferred Stock have the special right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such series of Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by this Certificate of Incorporation (including any Certificate of Designation establishing any series of Preferred Stock), whenever the holders of any series of Preferred Stock having the special right to elect additional directors are divested of such right pursuant to this Certificate of Incorporation (including any such Certificate of Designation), the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and each such director shall cease to be qualified as (and shall cease to be) a director, and the total authorized number of directors of the Corporation shall be reduced accordingly.

Section 6.4 Newly Created Directorships and Vacancies. Except as otherwise required by law and the separate rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, disqualification, removal from office or other cause shall be filled exclusively by the affirmative vote of a majority of the Directors then in office, even though less than a quorum, or by a sole remaining Director (other than any Director elected by the separate vote of one or more outstanding series of Preferred Stock), and not by the stockholders. Any Director so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until his or her successor shall be elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

Section 6.5 Removal With or Without Cause. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any Director, or the entire Board of Directors, may otherwise be removed with or without cause by an affirmative vote of at least two-thirds of the total voting power of all the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, at a meeting duly called for that purpose.

Section 6.6 Except as may otherwise be set forth in the resolution or resolutions of the Board of Directors providing for the issuance of one or more series of Preferred Stock, and then only with respect to such series of Preferred Stock, cumulative voting in the election of directors is specifically denied.

ARTICLE VII.

Section 7.1 Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). In addition to the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 7.2 Special Meetings. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and shall not be called by any other Person. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may not be called by the stockholders of the Corporation or any other Person.

Section 7.3 Notice. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

Annex B-3

ARTICLE VIII.

The affirmative vote of at least two-thirds of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that the affirmative vote of at least a majority of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in Articles I, II, and III of this Certificate of Incorporation.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE IX.

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of the Restated Certificate inconsistent with this Article IX, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE X.

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any Person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Neither any amendment nor repeal of this Article X, nor the adoption by amendment of this Certificate of Incorporation of any provision inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article X, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

ARTICLE XI.

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Restated

Annex B-4

Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI. This Article XI is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that Person and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Corporation or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Corporation and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Corporation enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Corporation and applicable law.

ARTICLE XIII.

Section 13.1 In recognition and anticipation that members of the Board of Directors who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Annex B-5

Section 13.2 No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (collectively, “Identified Persons” and, each individually, an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 13.3. Subject to Section 13.3, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.

Section 13.3 The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 13.2 shall not apply to any such corporate opportunity.

Section 13.4 In addition to and notwithstanding the foregoing provisions of this Article XIII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 13.5 Solely for purposes of this Article XIII, “Affiliate” shall mean (a) in respect of any stockholder, any Person that, directly or indirectly, is controlled by such stockholder, controls such stockholder or is under common control with such stockholder and shall include (i) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such stockholder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

Section 13.6 To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII.

ARTICLE XIV.

Section 14.1 Definitions. As used in this Certificate of Incorporation, the following terms shall have the following meaning:

(a) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. A Person who is the owner of ten percent (10%) or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance

Annex B-6

of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(c) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(d) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a Person that individually or with or through any of its Affiliates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any stock because of such Person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more Persons; or

(iii) has any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing such stock, with any other Person that beneficially owns, or whose Affiliates beneficially own, directly or indirectly, such stock.

(e) “Person” means any individual, corporation, partnership, limited liability company, unincorporated association or other entity.

(f) “Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(g) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(h) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

ARTICLE XV.

The name and mailing address of the sole incorporator is as follows:

[•]

[Signature Page Follows]

Annex B-7

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed on this ___________day of _________, 2026.

[ELROY], INC.
By:
Name:
Title:

Signature Page to Certificate of Incorporation

Annex B-8

Annex C

BYLAWS

OF

[ELROY], INC.

Dated as of [______], 2026

Annex C-i

Annex C-ii

ARTICLE I.
CORPORATE OFFICERS

Section 1.01 Registered Office. The address of the registered office of [Elroy], Inc., a Delaware corporation (the “Corporation”), in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended, restated or otherwise modified from time to time (the “Certificate of Incorporation”).

Section 1.02 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II.
MEETINGS OF STOCKHOLDERS

Section 2.01 Place of Meetings. Meetings of stockholders of the Corporation (the “Stockholders”), may be held at any place, within or without the State of Delaware, as may be designated by or in the manner determined by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.02 Annual Meetings. The annual meeting of Stockholders shall be held for the election of members of the Board of Directors (the “Directors”) at such date and time as may be designated by or in the manner determined by resolution of the Board of Directors from time to time. Any other business as may be properly brought before the annual meeting of Stockholders may be transacted at the annual meeting of Stockholders. The Board of Directors may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

Section 2.03 Special Meetings. Special meetings of the Stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation. Special meetings of Stockholders validly called in accordance with this Section 2.03 of these bylaws (as the same may be amended, restated or otherwise modified from time to time, these “Bylaws”) may be held at such date and time as specified in the applicable notice of such meeting. No business may be transacted at any special meeting of Stockholders other than the business specified in the notice of such meeting. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of the Stockholders.

Section 2.04 Notice of Meetings. Whenever Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and, in the case of a special meeting of the Stockholders, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of Stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.05 Adjournments. Any meeting of Stockholders, annual or special, may be adjourned from time to time by the chairperson of the meeting (or by the Stockholders in accordance with Section 2.06) to reconvene at the same or some other place, if any, and the same or some other time, and notice need not be given to the Stockholders of any such adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting of Stockholders, the Corporation may transact any business which might have been transacted at the original meeting of Stockholders. If the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each

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Stockholder of record entitled to vote at the adjourned meeting of Stockholders. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting of Stockholders, the Board of Directors shall fix a new record date for determining Stockholders entitled to notice of such adjourned meeting of Stockholders in accordance with Section 2.09(a) of these Bylaws, and shall give notice of the adjourned meeting of Stockholders to each Stockholder of record entitled to vote at such adjourned meeting of Stockholders as of the record date fixed for notice of such adjourned meeting of Stockholders. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.06 Quorum. At any meeting of the Stockholders, the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation (“Stock”) entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, the Certificate of Incorporation or these Bylaws. In the absence of a quorum, then either (i) the chairperson of the meeting or (ii) the Stockholders by the affirmative vote of a majority of the voting power of the outstanding shares of Stock entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have the power to recess or adjourn the meeting of Stockholders from time to time in the manner provided in Section 2.05 of these Bylaws until a quorum is present or represented. At any such recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. Where a separate vote by a class or classes or series of Stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of voting power of the shares of such class or classes or series of Stock issued and outstanding and entitled to vote on such matter, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.07 Organization. Meetings of Stockholders shall be presided over by the Chairperson or by such other officer of the Corporation or Director as designated by the Board of Directors or the Chairperson, or in the absence of such person or designation, by a chairperson chosen at the meeting by the affirmative vote of a majority of the voting power of the outstanding shares of Stock present or represented at the meeting and entitled to vote at the meeting (provided there is a quorum). The Secretary of the Corporation (“Secretary”) shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.08 Voting; Proxies.

(a) Each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to the number of votes, if any, for each share of Stock held of record by such Stockholder which has voting power upon the matter in question as set forth in the Certificate of Incorporation or, if such voting power is not set forth in the Certificate of Incorporation, one vote per share. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of Directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect Directors. No holder of shares of Stock shall have the right to cumulate votes. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of votes cast (excluding abstentions and broker non-votes) on such matter, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

(b) Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A Stockholder may revoke any proxy

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which is not irrevocable by attending the meeting and voting in person (or by means of remote communication, if applicable) or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the Stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 2.09 Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of and to vote at a meeting of Stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.09(a) at the adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.10 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting (provided, however, if the record date for determining the Stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting date (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to Stockholders. Such list shall presumptively determine the identity of the Stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the “stock ledger” shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders required by this Section 2.10 or to vote in person or by proxy at any meeting of Stockholders. For purposes of these Bylaws, the term “stock ledger” means one or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded.

Section 2.11 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of Stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate

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one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting may, and to the extent required by law, shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspector or inspectors of election may appoint such persons to assist them in performing their duties as they determine. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of Stock outstanding and the voting power of each such share, (ii) determine the number of shares of Stock represented at the applicable meeting of the Stockholders and the validity of proxies and ballots, (iii) count and tabulate all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 2.12 Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of the Stockholders shall be announced at the meeting by the person presiding over the meeting designated in accordance with Section 2.07. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to such meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the applicable meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.13 Advance Notice Procedures for Business Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board of Directors or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.13 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.13 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.04, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.13, “present in person” shall mean that the stockholder

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proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting, either in person or by means of remote communication. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.14 and this Section 2.13 shall not be applicable to nominations except as expressly provided in Section 2.14.

(b) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.13. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than the hundred twentieth (120th) day prior to such annual meeting and not later than (i) the ninetieth (90th) day prior to such annual meeting or, (ii) if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.13, a stockholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records), (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future, (C) the date or dates such shares were acquired, (D) the investment intent of such acquisition and (E) any pledge by such Proposing Person with respect to any of such shares (the disclosures to be made pursuant to the foregoing clauses (A) through (E) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person,

(A) the material terms and conditions of any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) or a “put equivalent position” (as such term is defined in Rule 16a-1(h) under the Exchange Act) or other derivative or synthetic arrangement in respect of any class or series of shares of the Corporation (“Synthetic Equity Position”) that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person, including, without limitation,

(1) any option, warrant, convertible security, stock appreciation right, future or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation,

(2) any derivative or synthetic arrangement having the characteristics of a long position or a short position in any class or series of shares of the Corporation, including, without limitation, a stock loan transaction, a stock borrow transaction, or a share repurchase transaction or

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(3) any contract, derivative, swap or other transaction or series of transactions designed to

(a)         produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation,

(b)         mitigate any loss relating to, reduce the economic risk (of ownership or otherwise) of, or manage the risk of share price decrease in, any class or series of shares of the Corporation, or

(c)         increase or decrease the voting power in respect of any class or series of shares of the Corporation held or maintained by, held for the benefit of, or involving such Proposing Person,

including, without limitation, due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the holder thereof may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of any class or series of shares of the Corporation;

provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be required to disclose any Synthetic Equity Position that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer,

(B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation,

(C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation,

(D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand,

(E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement),

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(F) any proportionate interest in shares of the Corporation or a Synthetic Equity Position held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which any such Proposing Person (1) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (2) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity;

(G) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and

(H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(iv) An acknowledgement that if the Proposing Person giving the notice (or such Proposing Person’s qualified representative) does not appear at such meeting (including virtually in the case of a meeting held solely by means of remote communication) to present the proposed business the Corporation need not present such proposed business for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation;

(v) A representation as to whether or not the Proposing Person intends (or is part of a group that intends) to (1) deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under the DGCL, the Certificate of Incorporation and these bylaws to carry the proposal (an affirmative statement of such intent being a “Solicitation Notice”) or (2) otherwise engage in a solicitation (within the meaning of Rule 14a-1(l) under the Exchange Act) with respect to the proposal, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation; and

(vi) such written consent of the Proposing Person to the public disclosure of information provided to the Corporation pursuant to this Section 2.13.

(d) For purposes of this Section 2.13, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item (4) of Schedule 14A) with such stockholder in such solicitation.

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(e) The Board of Directors may request that any Proposing Person furnish such additional information as may be reasonably required by the Board of Directors. Such Proposing Person shall provide such additional information within ten (10) days after it has been requested by the Board of Directors.

(f) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.13 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders. If the Proposing Person has provided the Corporation with a Solicitation Notice, such Proposing Person must have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under the DGCL, the Certificate of Incorporation and these bylaws to carry any such proposal and must have included in such materials the Solicitation Notice. If no Solicitation Notice relating thereto has been timely provided pursuant to this Section 2.13, the Proposing Person must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 2.13. Notwithstanding the foregoing provisions of this Section 2.13, unless otherwise required by law, if the stockholder giving the notice required by this Section 2.13 (or such stockholder’s qualified representative) does not appear at the annual or special meeting of stockholders of the Corporation to present the proposed item of business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(g) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.13. The presiding officer of the meeting (or, in advance of any meeting of stockholders, the Board of Directors or an authorized committee thereof) shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.13, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(h) This Section 2.13 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.13 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.13 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(i) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.14 Advance Notice Procedures for Nominations of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (ii) by a stockholder present in person who (A) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.14 and at the time of the meeting, (B) is entitled to vote

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at the meeting, and (C) has complied with this Section 2.14 as to such notice and nomination. For purposes of this Section 2.14, “present in person” shall mean that the stockholder nominating any person for election to the Board of Directors at the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting, either in person or by means of remote communication. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.13) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.14 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14.

(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.14 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.13) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.14(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.13) of such increase.

(c) To be in proper form for purposes of this Section 2.14, a stockholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.13(c)(i), except that for purposes of this Section 2.14 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.13(c)(ii), except that for purposes of this Section 2.14 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.13(c)(ii) shall be made with respect to the election of directors at the meeting); and provided that, in lieu of including the information set forth in Section 2.13(c)(ii)(F), the Nominating Person’s notice for purposes of this Section 2.14 shall include a representation as to whether the Nominating Person intends or is part of a group which intends to deliver a proxy statement and solicit the holders of shares representing at least sixty seven percent (67%) of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; and

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(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director,

(A) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in a proxy statement and accompanying proxy card relating to the Corporation’s next meeting of stockholders at which directors are to be elected and to serving as a director for a full term if elected), and

(B) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant.

(C) a completed written questionnaire (in the form provided by the Corporation within ten (10) days upon written request of any stockholder of record therefor) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and

(D) a written representation and agreement (in the form provided by the Corporation within ten (10) days upon written request of any stockholder of record therefor) that such candidate for nomination

(1) is not and, if elected as a director during his or her term of office, will not become a party to

(a)         any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or

(b)         any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law,

(2) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation,

(3) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), and

(4) if elected as a director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election.

(d) For purposes of this Section 2.14, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item (4) of Schedule 14A) with such stockholder in such solicitation.

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(e) The Board of Directors may request that any Nominating Person furnish such additional information as may be reasonably required by the Board of Directors. Such Nominating Person shall provide such additional information within ten (10) days after it has been requested by the Board of Directors.

(f) The Board of Directors may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon. Without limiting the generality of the foregoing, the Board of Directors may request such other information in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation or to comply with the director qualification standards and additional selection criteria in accordance with the Corporation’s Corporate Governance Guidelines. Such other information shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the request by the Board of Directors has been delivered to, or mailed and received by, the Nominating Person.

(g) A stockholder providing notice of any nomination proposed to be made at a meeting and any candidate for nomination as a director shall further update and supplement such notice or the materials delivered pursuant to this Section 2.14, as applicable, if necessary, so that the information provided or required to be provided in such notice or by such candidate, as applicable, pursuant to this Section 2.14 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination, including by changing or adding nominees, or to submit any new nomination, or submit any new proposal, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(h) In addition to the requirements of this Section 2.14 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, (i) no Nominating Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Nominating Person has, or is part of a group that has, complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder, in accordance with the time frames required in this Section 2.14 or by Rule 14a-19 promulgated under the Exchange Act, as applicable and (ii) if (1) any Nominating Person provides notice in accordance with Rule 14a-19(b) promulgated under the Exchange Act and (2) (x) such notice in accordance with Rule 14a-19(b) is not provided within the time period for Timely Notice, (y) such Nominating Person subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act or (z) such Nominating Person fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Nominating Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence, then the nomination of such Nominating Person’s proposed nominees shall be disregarded, notwithstanding that each such nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any meeting of stockholders (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). If any Nominating Person provides notice in accordance with Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than seven (7) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

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(i) No candidate nominated pursuant to Section 2.14(a)(ii) shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.14, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.14, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated in accordance with this Section 2.14 and elected as a director.

Section 2.15 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of Stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

ARTICLE III.
BOARD OF DIRECTORS

Section 3.01 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02 Number; Tenure; Qualifications. Subject to the Certificate of Incorporation and the rights of holders of any series of preferred Stock to elect Directors, the total number of Directors constituting the entire Board of Directors shall be seven (7), which number may thereafter be fixed from time to time exclusively by resolution of the Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. The Directors shall be elected annually to one-year terms, as provided in the Certificate of Incorporation. Each Director shall hold office until such time as provided in the Certificate of Incorporation. Directors need not be Stockholders to be qualified for election or service as a Director.

Section 3.03 Election, Qualification and Term of Office of Directors. Except as provided in these Bylaws, and subject to the Certificate of Incorporation, each Director, including a Director elected to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of stockholders and until such Director’s successor is elected and qualified or until such Director’s earlier death, resignation, disqualification or removal. Directors need not be Stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for Directors.

Section 3.04 Resignation and Vacancies.

(a) Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more Directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office as provided in Section 3.03.

(b) Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any Director, and newly created directorships resulting from any increase in the authorized number of Directors shall be filled only by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director.

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Section 3.05 Regular Meetings. Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware, and at such times as has been designated by the Board of Directors and publicized among all Directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board of Directors.

Section 3.06 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson, the Chief Executive Officer, the President, the Secretary or a majority of the Directors then in office and shall be held at such time, date and place, if any, within or without the State of Delaware as he or she or they shall fix. Notice to Directors of the date, place and time of any special meeting of the Board of Directors shall be given to each Director by the Secretary or by the officer or one of the Directors calling the meeting. Such notice may be given in person, by United States first-class mail, or by e-mail, telephone, telecopier, facsimile or other means of electronic transmission. If the notice is delivered in person, by e-mail, telephone, telecopier, facsimile or other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of holding of the meeting. If the notice is sent by mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting if the meeting is to be held at the Corporation’s principal executive office nor the purpose of the meeting.

Section 3.07 Place of Meetings; Telephonic Meetings. The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, Directors may participate in any meetings of the Board of Directors or a committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting of the Board of Directors pursuant to this Section 3.07 shall constitute presence in person at such meeting.

Section 3.08 Quorum; Vote Required for Action. At all meetings of the Board of Directors, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of Directors shall constitute a quorum for the transaction of business; provided that, solely for the purposes of filling vacancies pursuant to Section 3.04, a meeting of the Board of Directors may be held if a majority of the Directors then in office participate in such meeting. The affirmative vote of a majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically required by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board of Directors, then the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.09 Organization. Meetings of the Board of Directors shall be presided over by the Chairperson, or in his or her absence by the person whom the Chairperson shall designate, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the affirmative vote of a majority of the Directors present at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 3.10 Action by Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of the Board of Directors if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Thereafter, the writing or writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board of Directors.

Section 3.11 Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursements of expenses, of Directors for services to the Corporation in any capacity. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Any Director may decline any or all such compensation payable to such Director in his or her discretion.

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Section 3.12 Chairperson. The Board of Directors may appoint from its members a chairperson (the “Chairperson”). The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a “Vice Chairperson”), each of whom in such capacity shall report directly to the Chairperson.

ARTICLE IV.
COMMITTEES

Section 4.01 Committees. The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in a resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if one is adopted) to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee (or resolution of the committee designating the subcommittee, if applicable), a majority of the Directors then serving on a committee or subcommittee, as applicable, shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee or subcommittee, as applicable, present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, as applicable. Meetings of any committee of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson or a majority of the members of such committee.

Section 4.02 Committee Minutes. Each committee of the Board of Directors shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 4.03 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each such committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III.

ARTICLE V.
OFFICERS

Section 5.01 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, a Chairperson, a Vice Chairperson, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Each officer of the Corporation shall hold office for such term as may be prescribed by the Board of Directors and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No officer need be a Stockholder or Director.

Section 5.02 Appointment of Officers. The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.03.

Section 5.03 Subordinate Officers. The Board of Directors may appoint, or empower the Chief Executive Officer of the Corporation or, in the absence of a Chief Executive Officer of the Corporation, the President of the Corporation, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

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Section 5.04 Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor shall not take office until the effective date. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.05 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors or as provided in Section 5.02.

Section 5.06 Representation of Shares of Other Entities. Unless otherwise directed by the Board of Directors, the Chairperson, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board of Directors, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.07 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 5.08 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board of Directors. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a Director.

ARTICLE VI.
RECORDS

Section 6.01 Records. A stock ledger consisting of one or more records in which the names of all of the Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of Stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of Stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

ARTICLE VII.
GENERAL MATTERS

Section 7.01 Execution of Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.02 Stock Certificates.

(a) The shares of Stock shall be represented by certificates, provided that the Board of Directors by resolution may provide that some or all of the shares of any class or series of Stock shall be uncertificated. Certificates for the shares of Stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable

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law. Every holder of Stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b) The Corporation may issue the whole or any part of its shares of Stock as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 7.03 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of Stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.04 Lost Certificates. Except as provided in this Section 7.04, no new certificates for shares of Stock shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of Stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.05 Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of Stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.06 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

Section 7.07 Dividends. The Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its Stock. Dividends may be paid in cash, in property or in shares of Stock. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.08 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

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Section 7.09 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.10 Transfer of Stock. Shares of Stock shall be transferable in the manner prescribed by law and in these Bylaws. Shares of Stock shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of Stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Section 7.11 Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes or series of Stock to restrict the transfer of shares of Stock of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL.

Section 7.12 Registered Stockholders. The Corporation shall (i) be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of Stock to receive dividends and to vote as such owner; and (ii) not be bound to recognize any equitable or other claim to or interest in such share or shares of Stock on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.13 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE VIII.
NOTICE

Section 8.01 Delivery of Notice; Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the Stockholder’s mailing address (or by electronic transmission directed to the Stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such Stockholder’s address or (3) if given by electronic mail, when directed to such Stockholder’s electronic mail address unless the Stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

(b) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the Stockholder to whom the notice is given. Any such consent shall be revocable by the Stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with Section 8.01(a) without obtaining the consent required by this Section 8.01(b).

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(c) Any notice given pursuant to Section 8.01(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the Stockholder has consented to receive notice; (ii) if by a posting on an electronic network together with separate notice to the Stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the Stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE IX.
INDEMNIFICATION

Section 9.01 Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any Director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.04, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

Section 9.02 Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 9.03 Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.04 Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 30 days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 9.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise.

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Section 9.06 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.07 Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 9.08 Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a Director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9.09 Amendment or Repeal; Interpretation.

(a) The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and, pursuant to this Article IX, the Corporation intends to be legally bound to each such current or former Director or officer of the Corporation. With respect to current and former Directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses Bylaws. With respect to any Directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Director or officer commencing service as a Director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or Director of the Corporation in effect prior to the time of such repeal or modification.

(b) Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board of Directors pursuant to Article V or (y) an officer to whom the Board of Directors has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

ARTICLE X.
AMENDMENTS

The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws. The Stockholders also shall have power to adopt, amend or repeal these Bylaws; provided, however, that such action by Stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of voting Stock of the Corporation with the power to vote generally in an election of Directors, voting together as a single class.

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ARTICLE XI.
DEFINITIONS

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Annex D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of June 26, 2026, by and among Columbus Circle 2 Sponsor Corporation LLC, a Delaware limited liability company (the “Sponsor”), Columbus Circle Capital Corp II, a Cayman Islands exempted company limited by shares (the “Purchaser”), and Elroy Air, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) 265,000 Purchaser Class A Ordinary Shares (the Purchaser Class A Ordinary Shares are included in units, each unit consisting of one Purchaser Class A Ordinary Share and one-third of one warrant) and (ii) 7,666,667 Purchaser Class B Ordinary Shares (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the other parties thereto have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by, be subject to and comply with Sections 6.06 (No Solicitation), 6.15 (Public Announcements) and 6.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if it were an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Purchaser, the Sponsor shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”). “Permitted Transfer” means any Transfer of Subject Securities (i) to (A) any officer or director of the Purchaser, the Company or the Sponsor, (B) any Affiliates or family members of the officers or directors of the Purchaser, the Company or the Sponsor, or (C) any direct or indirect partners, members or equity holders of the Sponsor or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates (including, for the avoidance of doubt, where such Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); (ii) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i); (iii) in connection with any legal, regulatory or other order, (iv) to a third party in connection with any non-redemption, backstop arrangement, or

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other similar arrangement, (v) as otherwise mutually agreed upon among each of the Sponsor, the Purchaser and the Company, or (vi) to the Purchaser or the Company; provided, however, that in the case of clauses (i) through (v), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve the Sponsor of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser are issued to the Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of, on or affecting the Purchaser Ordinary Shares or the Cayman Purchaser Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser after the date of this Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser after the date of this Agreement (such Purchaser Ordinary Shares, Cayman Purchaser Warrants or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement.

Section 1.5 Agreements. At any meeting of the Purchaser Shareholders, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the Purchaser Shareholders is sought, the Sponsor agrees that it shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(i) in favor of each Transaction Proposal;

(ii) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(iv) against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

(v) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), including the obligations pursuant to Section 1 therein to not redeem any Purchaser Ordinary Shares in connection with the Transactions.

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Section 1.6 No Challenges. The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of the Sponsor to enforce its rights under this Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party hereto or thereto, including by commencing any action in connection therewith.

Section 1.7 Further Assurances. The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. The Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of its obligations hereunder.

Section 1.9 Insider Letter. Neither the Sponsor nor the Purchaser shall amend, terminate or otherwise modify that certain letter agreement, dated as of February 12, 2026, by and among the Purchaser, the Sponsor and certain of the Purchaser’s current and former officers and directors (the “Insider Letter”) without the Company’s prior written consent.

Section 1.10 Waiver of Anti-Dilution Provision. The Sponsor hereby (but subject to the consummation of the Transactions) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), any and all anti-dilution rights with respect to the rate that the Purchaser Class B Ordinary Shares held by the Sponsor convert into Purchaser Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement (and any Purchaser Class A Ordinary Shares, shares of Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement) and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsor.

(a) Ownership. The Sponsor represents and warrants as of the date hereof to the Purchaser and the Company that the Sponsor is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Insider Letter, (v) the Sponsor’s Organizational Documents, (vi) agreements between the Sponsor and its members or partners or (vii) any applicable securities Laws. The Subject Securities are the only equity securities in the Purchaser owned of record or beneficially by the Sponsor on the date of this Agreement, and none of the Subject Securities will be subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter. Other than the Cayman Purchaser Warrants held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

(b) Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing as a limited liability company under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of

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the transactions contemplated hereby are within the Sponsor’s powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(c) No Conflicts. The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Subject Securities held or to be held by the Sponsor), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(d) Litigation. There are no Legal Proceedings pending against the Sponsor, or threatened in writing against the Sponsor or any of its Affiliates, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(e) Brokerage Fees. Except as described on Section 5.15 (Broker’s Fees) of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Sponsor, for which the Purchaser or any of its Affiliates may become liable.

(f) Acknowledgment. The Sponsor understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Purchaser and (c) the written agreement of the Sponsor, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

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Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Sponsor.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.04 (Third Parties) 9.05 (Governing Law), 9.06 (Jurisdiction), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

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Annex D-5

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

SPONSOR:
Columbus Circle 2 Sponsor Corporation LLC
By:	/s/ Joseph Pooler
	Name:	Joseph Pooler
	Title:	Executive Vice President and Chief Financial Officer

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IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

PURCHASER:
COLUMBUS CIRCLE CAPITAL CORP II
By:	/s/ Gary Quin
	Name:	Gary Quin
	Title:	Chief Executive Officer

Annex D-7

IN WITNESS WHEREOF, the Sponsor, the Purchaser and the Company have each caused this Agreement to be duly executed as of the date first written above.

COMPANY:
ELROY AIR, INC.
By:	/s/ Andrew Clare
	Name:	Andrew Clare
	Title:	Chief Executive Officer

Annex D-8

Annex E

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), is dated as of June     , 2026, by and among Columbus Circle Capital Corp II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I hereto (the “Sellers”) and Elroy Air, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, as of the date hereof, the Sellers are the holders of such number and type of Company Securities as are indicated opposite each of their names on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the other parties thereto have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Purchaser and the Company intend to consummate a business combination;

WHEREAS, the Sellers represent the requisite minimum number of shares of Company Common Stock and Company Preferred Stock required to constitute Company Stockholder Approval;

WHEREAS, the Company proposes to amend the Company’s Certificate of Incorporation (as amended, the “Charter Amendment”) immediately prior to the consummation of the Transactions, to revise the conversion prices applicable to each series of the Company’s preferred stock (the “Company Preferred Stock”), and the approval of the Charter Amendment requires, among other things, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock held by stockholders who do not hold any shares of Company Preferred Stock (the “Disinterested Common Stockholders”); and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement, to consummate the Transactions, and to facilitate the approval of the Charter Amendment, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound hereby, hereby agree as follows:

ARTICLE I
VOTING AND SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each of the Sellers hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each of the Sellers shall be bound by and comply with Section 6.06 (No Solicitation), Section 6.15 (Public Announcements) and Section 6.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Seller was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Company, the Sellers shall not, without the prior written consent of the Purchaser and the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

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(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to any Affiliates or family members of such Seller, (ii) to any investment funds or vehicles controlled or managed by such Seller or its Affiliates, (iii) by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under clause (i), or to a charitable organization, (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i), (vii) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (viii) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (ix) in connection with any legal, regulatory or other order; or (x) as otherwise mutually agreed upon between such Seller, the Purchaser and the Company; provided, however, that in the case of clauses (i) through (vii) and clause (x), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve such Seller of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any shares of Company Securities are issued to a Seller after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of, on or affecting the Company Securities owned by such Seller or otherwise, (b) a Seller purchases or otherwise acquires beneficial ownership of any Company Securities after the date of this Agreement, or (c) a Seller acquires the right to vote or share in the voting of any Company Securities after the date of this Agreement (such Company Securities, collectively, the “New Securities”), then such New Securities acquired or purchased by such Seller shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Seller as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Sellers shall deliver:

(a) a properly completed and duly executed IRS Form W-9 from such Seller;

(b) a duly executed copy of that certain A&R Registration Rights Agreement; and

(c) a duly executed copy of the Lock-Up Agreement.

Section 1.5 Seller Agreements. At any meeting of the stockholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, each of the Sellers shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of his, her or its Subject Securities, which are entitled to vote:

(a) to approve and adopt the Business Combination Agreement and the consummation of the Transactions;

(b) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(c) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;

(d) against any change in the business, management or board of directors of the Company (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents);

(e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement, the Charter Amendment or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a

Annex E-2

breach of any covenant, representation or warranty or other obligation or agreement of such Seller contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company (other than pursuant to the Charter Amendment); and

(f) to convert all outstanding shares of Company Preferred Stock into Company Common Stock as of immediately prior to the Effective Time (and after giving effect to the conversions and exercises described in Sections 2.01(a)-(b) of the Business Combination Agreement) in accordance with the Company’s Organizational Documents (as amended by the Charter Amendment);

(g) to approve and adopt the Charter Amendment, including the revised conversion prices applicable to each series of Company Preferred Stock set forth therein;

(h) to approve the Transactions as may be required to satisfy the approval requirements in Section 3.3 of the Company Certificate of Incorporation; and

(i) to the extent such Seller is a Disinterested Common Stockholder, to vote all shares of Company Common Stock held by such Seller in favor of the Charter Amendment in satisfaction of the Disinterested Common Stockholder approval requirement.

Each Seller hereby agrees that he, she or it shall not commit or agree to take any action inconsistent with the foregoing. Each Seller further agrees that, with respect to any written consent to be delivered pursuant to the obligations of such Seller under this Section 1.5, such written consent shall be delivered promptly following the time at which the Registration Statement has been declared effective under the Securities Act (and, in any event, within three (3) Business Days thereof).

Section 1.6 No Challenges. Each Seller agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions.

Section 1.7 Further Assurances. Each Seller shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, or as reasonably requested by Purchaser or the Company, to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Seller hereby represents and covenants that such Seller has not entered into, and shall not enter into, any agreement that would restrict, limit, or interfere with the performance of such Seller’s obligations hereunder. Each Seller agrees to reasonably promptly notify the Purchaser in writing of any updates to Schedule I hereto after the date hereof and prior to Closing.

Section 1.9 Appraisal Rights. Each Seller hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that he, she or it may have with respect to the Subject Securities under applicable Law.

Section 1.10 Consent to Disclosure. Each Seller hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any documents or communications provided by the Purchaser or the Company to any Governmental Authority and to Purchaser Shareholders) of such Seller’s identity and beneficial ownership of the Subject Securities and the nature of such Seller’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser and the Company, a copy of this Agreement. Each Seller will promptly provide any information reasonably requested by Purchaser or the Company that is reasonably necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Annex E-3

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Seller. Each Seller, severally and not jointly, represents and warrants as of the date hereof to the Purchaser and the Company, in each case, only with respect to his, her or itself, as follows:

(a) Organization; Due Authorization. (i) If the Seller is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if the Seller is not a natural person, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Seller’s corporate, limited liability company or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, or similar organizational actions on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legally valid and binding obligation of such Seller, enforceable against such Seller in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Seller.

(b) Ownership. Such Seller is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of its Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Amended and Restated Voting Agreement, dated as of October 31, 2024, by and among the Company, Seller and certain other Company stockholders (as may be amended from time to time) (the “Company Voting Agreement”), (v) if the Seller is not a natural person, the Seller’s Organizational Documents or (vi) any applicable securities Laws. Such Seller’s Subject Securities are the only equity securities of the Company owned of record or beneficially by such Seller on the date of this Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Company Voting Agreement. Other than the Subject Securities, such Seller does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Seller does not, and the performance by such Seller of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Seller, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Seller or such Seller’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Seller of its obligations under this Agreement.

(d) Adequate Information. Such Seller has been furnished or given access to adequate information concerning the business and financial condition of Purchaser and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Purchaser or the Company and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Seller acknowledges that Purchaser and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Seller acknowledges that the agreements contained herein with respect to the Subject Securities held by such Seller are irrevocable and result in the waiver of any right of such Seller to demand appraisal in connection with the Business Combination under Section 262 of the General Corporation Law of the State of Delaware and any other Law.

Annex E-4

(e) Litigation. There are no Legal Proceedings pending against such Seller or, to the knowledge of such Seller, threatened in writing against such Seller, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Seller of its obligations under this Agreement.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Seller in his, her or its capacity as a stockholder of the Company, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgement. Such Seller understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Seller’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Company and (c) the written agreement of the Sellers, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.3 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.4 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Sellers.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

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Annex E-5

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PURCHASER:
COLUMBUS CIRCLE CAPITAL CORP II
By:
Name:
Title:
COMPANY:
ELROY AIR, INC.
By:
Name:	Andrew Clare
Title:	Chief Executive Officer

Signature Page to Voting and Support Agreement

Annex E-6

SELLERS:
DIAMONDSTREAM PARTNERS FUND II, LLC
By:
Name:	Brian C. Flynn, Jr.
Title:	Co-Managing Member
DIAMONDSTREAM CO-INVESTMENT FUND 5, LLC
By:
Name:	Brian C. Flynn, Jr.
Title:	Co-Managing Member

Signature Page to Voting and Support Agreement

Annex E-7

SELLERS:
CATAPULT VENTURES OPPORTUNITIES I, L.P.
By:
Name:	Darren Liccardo
Title:	Managing Director

Signature Page to Voting and Support Agreement

Annex E-8

SELLERS:
MARLINSPIKE DISRUPTIVE TECHNOLOGY FUND 1, LP
By:
Name:	Mislav Tolusic
Title:	Managing Partner
MARLINSPIKE ELROY AIR PRIVATE STOCK 1 LLC
By:
Name:	Mislav Tolusic
Title:	Managing Partner

Signature Page to Voting and Support Agreement

Annex E-9

SELLERS:
L&B CAPITAL SGR S.P.A. ON BEHALF OF SEAD.CLIFFS
By:
Name:	Massimiliano Dendi
Title:	Managing Partner

Signature Page to Voting and Support Agreement

Annex E-10

SELLERS:
SHIELD CAPITAL FUND I, L.P.
By:
Name:	Raj Shah
Title:	Managing Partner

Signature Page to Voting and Support Agreement

Annex E-11

SCHEDULE I

Sellers

NAME	Type of Company Securities	Number of Company Securities
DiamondStream Co-Investment Fund 5, LLC	Series AA Preferred	2,371,528
DiamondStream Co-Investment Fund 5, LLC	Series AAA Preferred	2,063,698
DiamondStream Co-Investment Fund 5, LLC	Series A Prime Preferred	10,758,518
DiamondStream Co-Investment Fund 5, LLC	Series Seed Prime Preferred	21,308,497
Shield Capital Fund I, L.P.	Series A-1 Preferred	9,635
Shield Capital Fund I, L.P.	Series AA Preferred	237,152
Shield Capital Fund I, L.P.	Series AAA Preferred	2,751,597
Shield Capital Fund I, L.P.	Series A Prime Preferred	5,599,602
Shield Capital Fund I, L.P.	Series Seed Prime Preferred	14,592,999
Marlinspike Disruptive Technology Fund 1, LP	Series AAA Preferred	1,192,357
Marlinspike Disruptive Technology Fund 1, LP	Series A Prime Preferred	2,237,768
Marlinspike Disruptive Technology Fund 1, LP	Series Seed Prime Preferred	5,831,788
Marlinspike Elroy Air Private Stock 1 LLC	Series AA Preferred	1,192,911
Marlinspike Elroy Air Private Stock 1 LLC	Series A Prime Preferred	2,278,926
Marlinspike Elroy Air Private Stock 1 LLC	Series Seed Prime Preferred	5,641,299
Catapult Ventures Opportunities I, L.P.	Series Seed Preferred	478,011
Catapult Ventures Opportunities I, L.P.	Series A-1 Preferred	1,599,616
Catapult Ventures Opportunities I, L.P.	Series A Prime Preferred	1,506,188
Catapult Ventures Opportunities I, L.P.	Series Seed Prime Preferred	3,925,245
DiamondStream Partners Fund II, LLC	Series Seed Preferred	47,801
DiamondStream Partners Fund II, LLC	Series A-1 Preferred	499,879
DiamondStream Partners Fund II, LLC	Series AA-1 Preferred	77,481
DiamondStream Partners Fund II, LLC	Series AA-3 Preferred	44,466
DiamondStream Partners Fund II, LLC	Series AA Preferred	545,450
DiamondStream Partners Fund II, LLC	Series AAA Preferred	74,521
DiamondStream Partners Fund II, LLC	Series A Prime Preferred	1,624,524
DiamondStream Partners Fund II, LLC	Series Seed Prime Preferred	4,233,642
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series Seed-3 Preferred	53,112
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series Seed Preferred	123,087
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series AA-1 Preferred	28,175
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series AAA Preferred	447,133
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series AAA-1 Preferred	274,619
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series A Prime Preferred	1,466,359
L&B Capital SGR S.p.A. on behalf of Sead.Cliffs	Series Seed Prime Preferred	3,821,496
David Merrill and Amy Sheng as co-trustees of the Merrill Sheng Family Trust	Voting Common	2,550,000
Clint Cope	Voting Common	1,275,000
KYC, LLC	Voting Common	1,275,000

Annex E-12

Annex F

Opinion of Newbridge Securities Corporation

June 25th, 2026

PRIVATE & CONFIDENTIAL

For the Board of Directors of Columbus Circle Capital Corp II (NASDAQ:CMII)

3 Columbus Circle, 24th Floor, New York, NY 10019 (United States)

We understand that Columbus Circle Capital Corp II (NASDAQ:CMII), a publicly traded company incorporated as a Cayman Islands exempted company (“CMII”), is considering a business combination (the “Business Combination”) with Elroy Air, Inc. (“Elroy Air”), pursuant to a Business Combination Agreement (the “Business Combination Agreement”) with a corporation incorporated in the State of Delaware (and together, with CMII, collectively, the “Parties”). Capitalized terms used herein but not defined have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement provides that, at the Closing, a wholly-owned subsidiary of CMII will be merged with and into Elroy Air, with Elroy Air being the surviving corporation, in connection with which (i) the non-option equity securities of Elroy Air (excluding the Pre-Funded Convertible Notes and the Pre-Funded Warrants) will be converted into shares of common stock of Elroy Air which will thereafter automatically be cancelled and exchanged for the right to receive a certain number of shares of Domesticated Purchaser Common Stock and (ii) the options of Elroy Air will be automatically cancelled and converted into a certain number of options of CMII, with the total number such shares of Domesticated Purchaser Common Stock to be either received (pursuant to clause (i)) or issuable upon exercise of such options of CMII received (pursuant to clause (ii)) equal to the quotient of $800,000,000 divided by the price at which each Class A ordinary share, par value $0.0001 per share of CMII that was initially issued as part of the units sold in CMII’s initial public offering (the “Public Shares”), may be redeemed pursuant to the pre-closing redemption (such quotient, the “Total Pre-Money Consideration”), in each case, on the terms and conditions described in the Business Combination Agreement.

The Business Combination Agreement also provides that, at the Closing, (i) each Pre-Funded Convertible Note will convert into a number of shares of Domesticated Purchaser Preferred Stock equal to the quotient of the total outstanding principal and accrued and unpaid interest on such Pre-Funded Convertible Note as of one day prior to Closing, divided by $12.00 and (ii) each Company Pre-Funded Convertible Note Investor Warrant will convert into a warrant to purchase a number of shares of Domesticated Purchaser Common Stock equal to the quotient of the aggregate exercise price of such Company Pre-Funded Convertible Note Investor Warrant immediately prior to the Closing, divided by $12.00.

The Board of Directors of CMII has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of this Opinion (as defined below), each of (i) the Total Pre-Money Consideration to be paid by CMII in the Business Combination is fair, from a financial point of view, to the CMII Unaffiliated Shareholders (defined as CMII’s shareholders other than (A) Columbus Circle 2 Sponsor Corporation LLC (the “Sponsor”), (B) Inflection Point Fund I, LP (“Inflection Point”), (C) officers, directors or affiliates of CMII, the Sponsor or Inflection Point, and (D) holders of public shares who elect to redeem their public shares prior to or in connection with the Business Combination) and (ii) Elroy Air has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by CMII in its trust account (the “Trust Account”) for the benefit of holders of CMII’s public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement.

Annex F-1

We have not been requested to opine to, and our Opinion (as defined below) does not in any manner address, the underlying business decision of CMII to enter into the Business Combination Agreement. Our Opinion does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategy that might exist for CMII.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice. In the past, Newbridge and its affiliates have provided advisory services to Inflection Point and its affiliates unrelated to the proposed Business Combination for which Newbridge and its affiliates received compensation.

Newbridge will receive a fee for such services. No portion of this fee is refundable or contingent upon the consummation of the Business Combination or the conclusion reached in this Opinion. In addition, CMII has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion, and to reimburse Newbridge for certain expenses in connection with its services.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Business Combination Agreement.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in CMII.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed documents related to the Business Combination, including a draft of the Business Combination Agreement materially the same as the final Business Combination Agreement;

•        reviewed CMII’s publicly available last two fiscal quarters of historical financial results (Q4-2025 – Q1-2026);

•        reviewed CMII’s publicly available filings with the U.S. Securities & Exchange Commission, including its S-1 registration statement, its annual report on Form 10-K for the fiscal year ended December 31, 2025, its quarterly report on Form 10-Q, and its current reports on Form 8-K, in each case filed between February 10th, 2026 and June 24th, 2026;

•        conducted discussions with CMII’s management team to better understand Elroy Air’s recent business history;

•        reviewed the draft investor presentation, dated June 2026, describing Elroy Air’s history, business and operations, strategy and the Business Combination;

•        conducted discussions with the Company’s management team to better understand its business, its recent history, reviewed its corporate presentation, drivers of future growth, and near-term financials, including Elroy Air’s projected revenue for FY-2026E and FY-2027E, prepared by Elroy Air management;

Annex F-2

•        performed a Public Company Comparable analysis of similar companies to Elroy Air, which included variables such as companies trading on a major stock exchange in the United States or Europe, and have businesses in either the “eVTOL/Advanced Air Mobility”, “Next-Gen Defense Flight Systems”, or “Autonomous Logistics Platform” sectors to attain FY-2027E Enterprise Value/Revenue multiples; and

•        performed an M&A transaction and Private Market/VC Investment comparable analysis of similar companies to Elroy Air that operate globally in either the “Advanced Air Mobility”, “Next-Gen Defense”, or “Autonomous Logistics” sectors, to derive certain implied historical Enterprise Value/Revenue multiples.

In forming our Opinion, we have had full access to, and full cooperation from, the management team of both CMII and Elroy Air to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of CMII and Elroy Air provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of CMII and Elroy Air as to the future financial performance of the combined parties prior to and subsequent to a potential Business Combination Agreement.

In rendering our Opinion, we do not express any view or opinion as to what the value of the Consideration will be when issued pursuant to the Business Combination or the price or range of prices at which the CMII securities may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination.

This Opinion is for the use of the Board of Directors of Columbus Circle Capital Corp II (NASDAQ:CMII), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with CMII may be included in, filings made by CMII with the U.S. Securities & Exchange Commission as well as any registration statement, proxy statement or similar disclosure document delivered to the stockholders of CMII and Elroy Air.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to revise our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date hereof, each of (i) the Total Pre-Money Consideration to be paid by CMII in the Business Combination is fair, from a financial point of view, to the CMII Unaffiliated Shareholders and (ii) Elroy Air has an aggregate fair market value equal to at least eighty percent (80.0%) of the assets held by CMII in its Trust Account for the benefit of the holders of its public shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement (the “Opinion”).

Sincerely,

Newbridge Securities Corporation

/s/ Chad D. Champion
Chad D. Champion
Senior Managing Director
Head of Equity Capital Markets & Investment Banking

Annex F-3

Annex G

ELROY AIR, INC.

2026 EQUITY INCENTIVE PLAN

Annex G Page Nos.
1	ESTABLISHMENT, PURPOSE AND TERM OF PLAN	G-1
1.1	Establishment	G-1
1.2	Purpose	G-1
1.3	Term of Plan	G-1

2	DEFINITIONS AND CONSTRUCTION	G-1
2.1	Definitions	G-1
2.2	Construction	G-7

3	ADMINISTRATION	G-7
3.1	Administration by the Committee	G-7
3.2	Authority of Officers	G-8
3.3	Administration with Respect to Insiders	G-8
3.4	Powers of the Committee	G-8
3.5	Option or SAR Repricing	G-9
3.6	Indemnification	G-9

4	SHARES SUBJECT TO PLAN	G-9
4.1	Maximum Number of Shares Issuable	G-9
4.2	Share Counting	G-10
4.3	Adjustments for Changes in Capital Structure	G-10
4.4	Assumption or Substitution of Awards	G-10

5	ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS	G-11
5.1	Persons Eligible for Awards	G-11
5.2	Participation in the Plan	G-11
5.3	Incentive Stock Option Limitations	G-11
5.4	Nonemployee Director Award Limit	G-11

6	STOCK OPTIONS	G-12
6.1	Exercise Price	G-12
6.2	Exercisability and Term of Options	G-12
6.3	Payment of Exercise Price	G-12
6.4	Effect of Termination of Service	G-13
6.5	Transferability of Options	G-14

7	STOCK APPRECIATION RIGHTS	G-14
7.1	Types of SARs Authorized	G-14
7.2	Exercise Price	G-14
7.3	Exercisability and Term of SARs	G-14
7.4	Exercise of SARs	G-15
7.5	Deemed Exercise of SARs	G-15
7.6	Effect of Termination of Service	G-15
7.7	Transferability of SARs	G-15

8	RESTRICTED STOCK AWARDS	G-15
8.1	Types of Restricted Stock Awards Authorized	G-15
8.2	Purchase Price	G-15
8.3	Purchase Period	G-16
8.4	Payment of Purchase Price	G-16

Annex G-i

Annex G Page Nos.
8.5	Vesting and Restrictions on Transfer	G-16
8.6	Voting Rights; Dividends and Distributions	G-16
8.7	Effect of Termination of Service	G-16
8.8	Nontransferability of Restricted Stock Award Rights	G-16

9	RESTRICTED STOCK UNITS	G-17
9.1	Grant of Restricted Stock Unit Awards	G-17
9.2	Purchase Price	G-17
9.3	Vesting	G-17
9.4	Voting Rights, Dividend Equivalent Rights and Distributions	G-17
9.5	Effect of Termination of Service	G-17
9.6	Settlement of Restricted Stock Unit Awards	G-17
9.7	Nontransferability of Restricted Stock Unit Awards	G-18

10	PERFORMANCE AWARDS	G-18
10.1	Types of Performance Awards Authorized	G-18
10.2	Initial Value of Performance Shares and Performance Units	G-18
10.3	Establishment of Performance Period, Performance Goals and Performance Award Formula	G-18
10.4	Measurement of Performance Goals	G-18
10.5	Settlement of Performance Awards	G-19
10.6	Voting Rights; Dividend Equivalent Rights and Distributions	G-20
10.7	Effect of Termination of Service	G-20
10.8	Nontransferability of Performance Awards	G-20

11	CASH-BASED AWARDS AND OTHER STOCK-BASED AWARDS	G-21
11.1	Grant of Cash-Based Awards	G-21
11.2	Grant of Other Stock-Based Awards	G-21
11.3	Value of Cash-Based and Other Stock-Based Awards	G-21
11.4	Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards	G-21
11.5	Voting Rights; Dividend Equivalent Rights and Distributions	G-21
11.6	Effect of Termination of Service	G-21
11.7	Nontransferability of Cash-Based Awards and Other Stock-Based Awards	G-22

12	STANDARD FORMS OF AWARD AGREEMENT	G-22
12.1	Award Agreements	G-22
12.2	Authority to Vary Terms	G-22

13	CHANGE IN CONTROL	G-22
13.1	Effect of Change in Control on Awards	G-22
13.2	Effect of Change in Control on Nonemployee Director Awards	G-23
13.3	Federal Excise Tax Under Section 4999 of the Code	G-23

14	COMPLIANCE WITH SECURITIES LAW	G-24

15	COMPLIANCE WITH SECTION 409A	G-24
15.1	Awards Subject to Section 409A	G-24
15.2	Deferral and/or Distribution Elections	G-25
15.3	Subsequent Elections	G-25
15.4	Payment of Section 409A Deferred Compensation	G-25

16	TAX WITHHOLDING	G-27
16.1	Tax Withholding in General	G-27
16.2	Withholding in or Directed Sale of Shares	G-27

Annex G-ii

Annex G Page Nos.
17	AMENDMENT, SUSPENSION OR TERMINATION OF PLAN	G-27

18	MISCELLANEOUS PROVISIONS	G-27
18.1	Repurchase Rights	G-27
18.2	Forfeiture Events	G-28
18.3	Electronic Delivery and Participation	G-28
18.4	Change in Time Commitment	G-28
18.5	Rights as Employee, Consultant or Director	G-28
18.6	Rights as a Stockholder	G-28
18.7	Delivery of Title to Shares	G-29
18.8	Fractional Shares	G-29
18.9	Provisions for Non-U.S	G-29
18.10	Lock-Up Period	G-29
18.11	Data Privacy	G-29
18.12	Retirement and Welfare Plans	G-29
18.13	Beneficiary Designation	G-29
18.14	Severability	G-30
18.15	No Constraint on Corporate Action	G-30
18.16	Unfunded Obligation	G-30
18.17	Choice of Law	G-30

Annex G-iii

ELROY AIR, INC.

2026 EQUITY INCENTIVE PLAN

1            ESTABLISHMENT, PURPOSE AND TERM OF PLAN.

1.1         Establishment.

(a)         The Elroy Air, Inc. 2026 Equity Incentive Plan (the “Plan”) is hereby established effective as of __________, 2026, the date of the closing of each of the transactions contemplated by that certain Business Combination Agreement entered into by and between Columbus Circle Capital Corp II, a Cayman Islands exempted company IPGX Merger Sub, Inc. and Elroy Air, Inc. on June 26, 2026 (the “Business Combination Agreement”), following the Plan’s approval by the stockholders of the Company (the “Effective Date”) Certain capitalized terms used herein have the meanings set forth in Section 2 of the Plan.

(b)         The Plan is the successor to the Prior Plan. As of the Effective Date: (i) no additional awards may be granted under the Prior Plan, (ii) the number of shares of Stock reserved for issuance under the Plan will be increased by the applicable number of Returning Shares, if any; and (iii) all awards granted under the Prior Plan that are outstanding on the Effective Date will remain subject to the terms of the Prior Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.

1.2         Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

1.3         Term of Plan. The Plan shall continue in effect until its termination by the Committee; provided, however, that any Incentive Stock Option shall be granted, if at all, within ten (10) years from the earlier of: (i) the date the Board or the Committee most recently approved the applicable number of shares issuable under the Plan pursuant to the exercise of Incentive Stock Options, or (ii) the date the Company’s stockholders most recently approved the maximum applicable number of shares issuable under the Plan pursuant to the exercise of Incentive Stock Options.

2            DEFINITIONS AND CONSTRUCTION.

2.1         Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)         “Affiliate” means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms “parent,” “subsidiary,” “control” and “controlled by” shall have the meanings assigned to such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

(b)         “Award” means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c)         “Award Agreement” means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(d)         “Board” means the Board of Directors of the Company.

(e)“Cash-Based Award” means an Award denominated in cash and granted pursuant to Section 11.

(f)          “Cashless Exercise” means a Cashless Exercise as defined in Section 6.3(b)(i).

Annex G-1

(g)         “Cause” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award and which is in effect as of the date of grant of such Award, any of the following: (i) the Participant’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant’s material failure to abide by a Participating Company’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant’s improper use or disclosure of a Participating Company’s confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company’s reputation or business; (v) the Participant’s repeated failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement (except with respect to a disclosure protected by applicable law); or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with a Participating Company.

(h)         “Change in Control” means the occurrence of any one or a combination of the following:

(i)          any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)         an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ee)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or

(iii)        a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company; provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii)

Annex G-2

and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsections (i), (ii) and (iii) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5). The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

(i)          “Code” means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j)          “Committee” means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers and, in such instances, references herein to the Committee shall mean the Board. Unless the Board specifically determines otherwise, each member of the Committee shall, at the time it takes any action with respect to an Award under the Plan, be a “non-employee director” within the meaning of Rule 16b-3 and an “independent director” under the rules of any stock exchange on which the Stock is listed. However, the fact that a Committee member shall fail to qualify as “non-employee director” or an “independent director” shall not invalidate any Award granted by the Committee which Award is otherwise validly granted under the Plan.

(k)         “Company” means Columbus Circle Capital Corp II, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Effective Date and be renamed “Elroy Air, Inc.” upon the completion of the merger contemplated by the Business Combination Agreement), and any successor corporation thereto.

(l)          “Consultant” means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(m)        “Director” means a member of the Board.

(n)         “Disability” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award and which is in effect as of the date of grant of such Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o)         “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(p)         “Employee” means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director’s fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the

Annex G-3

exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, under the terms of the Plan as of the time of the Company’s determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual’s status as an Employee.

(q)         “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r)          “Fair Market Value” means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)          Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)         The Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may also determine the Fair Market Value upon the average selling price of the Stock during a specified period that is within thirty (30) days before or thirty (30) days after such date, provided that, with respect to the grant of an Option or SAR, the commitment to grant such Award based on such valuation method must be irrevocable before the beginning of the specified period and in a manner that is consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)

(iv)        If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A or Section 422 of the Code to the extent applicable.

(s)          “Full Value Award” means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(t)          “Incentive Stock Option” means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(u)         “Incumbent Director” means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

Annex G-4

(v)         “Insider” means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(w)        “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Committee, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other applicable laws.

(x)         “Net Exercise” means a Net Exercise as defined in Section 6.3(b)(iii).

(y)         “Nonemployee Director” means a Director who is not an Employee.

(z)         “Nonemployee Director Award” means any Award granted to a Nonemployee Director.

(aa)        “Nonstatutory Stock Option” means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(bb)       “Officer” means any person designated by the Board as an officer of the Company.

(cc)        “Option” means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd)       “Other Stock-Based Award” means an Award denominated in shares of Stock and granted pursuant to Section 11.

(ee)        “Ownership Change Event” means the occurrence of any of the following transactions with respect to the Company which is actually consummated: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(ff)         “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.

(gg)       “Participant” means any eligible person who has been granted one or more Awards.

(hh)       “Participating Company” means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(ii)         “Participating Company Group” means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(jj)         “Performance Award” means an Award of Performance Shares or Performance Units.

(kk)       “Performance Award Formula” means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

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(ll)         “Performance Goal” means a performance goal established by the Committee pursuant to Section 10.3.

(mm)     “Performance Period” means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(nn)       “Performance Share” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(oo)       “Performance Unit” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(pp)       “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(qq)       “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 6.4(a).

(rr)        “Prior Plan” means the Elroy Air, Inc. 2016 Equity Incentive Plan.

(ss)        “Restricted Stock Award” means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(tt)         “Restricted Stock Bonus” means Stock granted to a Participant pursuant to Section 8.

(uu)       “Restricted Stock Purchase Right” means a right to purchase Stock granted to a Participant pursuant to Section 8.

(vv)       “Restricted Stock Unit” means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(ww)     “Returning Shares” means shares subject to any equity awards granted under the Prior Plan that are outstanding on the Effective Date (“Prior Plan Awards”), and that: (A) are not issued because such share award or any portion thereof expires or otherwise terminates without all of the shares covered by such share award having been issued; (B) are not issued because such award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are used to pay the exercise price of an award; or (E) are used to satisfy tax withholding obligations with respect to an award; provided that a maximum of 100% of Prior Plan Awards that are not Signing Date Unvested Company Options (as such term is defined in the Business Combination Agreement) are eligible to become Returning Shares and a maximum of 50% of any Prior Plan Awards that are Signing Date Unvested Company Options are eligible to become Returning Shares.

(xx)       “Rule 16b-3” means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(yy)       “SAR” or “Stock Appreciation Right” means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(zz)        “Section 409A” means Section 409A of the Code.

(aaa)      “Section 409A Deferred Compensation” means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(bbb)     “Securities Act” means the Securities Act of 1933, as amended.

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(ccc)      “Service” means a Participant’s employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant’s Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant’s Service. Furthermore, a Participant’s Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant’s Service shall be deemed to have terminated, unless the Participant’s right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant’s Award Agreement. A Participant’s Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of and reason for such termination.

(ddd)     “Stock” means the common stock of the Company, as adjusted from time to time in accordance with Section 4.

(eee)      “Stock Tender Exercise” means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(fff)        “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

(ggg)     “Ten Percent Owner” means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(hhh)     “Trading Compliance Policy” means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company’s equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(iii)        “Vesting Conditions” mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant’s monetary purchase price, if any, for such shares upon the Participant’s termination of Service or failure of a performance condition to be satisfied.

2.2         Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

3            ADMINISTRATION.

3.1         Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

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3.2         Authority of Officers; Grant Committee. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election. To the extent permitted by applicable law, the Committee may, in its discretion, delegate to a grant committee comprised of one or more Officers and/or other Employees the authority to grant one or more Awards, without further approval of the Committee, to any Participant, other than a person who, at the time of such grant, is an Insider or otherwise is a member of such committee, and to exercise such other powers under the Plan as the Committee may determine; provided, however, that (a) the Committee shall fix the maximum number of shares subject to Awards that may be granted by such committee, applicable time periods during which such grants can be made, minimum consideration payable, and other parameters and restrictions for such delegation as required by applicable law, (b) unless otherwise approved by the Committee each such Award shall be subject to the terms and conditions of the appropriate standard form of Award Agreement approved by the Board or the Committee and shall conform to the provisions of the Plan, and (c) each such Award shall conform to such other limits and guidelines as may be established from time to time by the Committee and as required by applicable law.

3.3         Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4         Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a)         to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b)         to determine the type of Award granted;

(c)         to determine the Fair Market Value of shares of Stock or other property;

(d)         to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant’s termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)         to determine whether an Award will be settled in shares of Stock, cash, other property or in any combination thereof;

(f)          to approve one or more forms of Award Agreement;

(g)         to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing;

(h)         to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant’s termination of Service; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such action unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing;

(i)          to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards;

Annex G-8

(j)          to prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock including any Change in Control, for reasons of administrative convenience;

(k)         to effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (i) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (ii) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (iii) any other action that is treated as a repricing under generally accepted accounting principles; and

(l)          to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.5         Option or SAR Repricing. The Committee shall have the authority, without additional approval by the stockholders of the Company, to approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a share of Stock (“Underwater Awards”) and the grant in substitution therefor of new Options or SARs covering the same or a different number of shares but with an exercise price per share equal to the Fair Market Value per share on the new grant date, Full Value Awards, or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof to the Fair Market Value per share on the date of amendment.

3.6         Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4            SHARES SUBJECT TO PLAN.

4.1         Maximum Number of Shares Issuable. the maximum aggregate number of shares of Stock that may be issued under the Plan will not exceed ______________________1 shares, which number is the sum of: (i) ______________________2 new shares, plus the applicable number of Returning Shares, not exceeding a maximum of _______________ 3 Returning Shares   In addition, the number of shares of Stock that may be issued

____________

1        This will be the sum of (i) and (ii).

2        To equal 12% of the Fully-Diluted Shares outstanding (assuming all Shares reserved under the Plan have been issued) as of immediately following the Business Combination closing. “Fully-Diluted Shares” means as of any given date, (a) shares of Preferred Stock and Common Stock outstanding on such date, (b) shares of Common Stock subject to compensatory equity awards (including stock options and restricted stock units) outstanding on such date, with performance-based compensatory equity awards calculated at the “target” level of performance and (c) shares issuable upon the exercise or settlement of other equity securities with respect to which shares of Common Stock have not actually been issued and the conversion of all convertible securities into shares of Common Stock, in each case, counted on an as-converted-to shares of Common Stock basis.

3        Per the BCA to equal the sum of: (i) 50% of the Signing-Date Unvested Company Options, plus (ii) 100% of Vested Company Options, and (iii) 100% of any Company RSUs or other non-option awards. Per the BCA only 50% of Signing-Date Unvested Company Options should count against the reserve.

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under the Plan will automatically annually increase on the first day of each calendar year beginning January 1, 2027 and ending on and including January 1, 2036, by a number of shares equal to (i) 5% of the aggregate number of shares of Stock outstanding on the final day of the immediately preceding calendar year and (ii) such lower number of shares, if any, as the Board may determine, and such shares shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.4

4.2         Share Counting. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced only by the net number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced only by the net number of shares for which the Option is exercised. Shares purchased in the open market with proceeds from the exercise of Options shall not be added to the limit set forth in Section 4.1. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2 and Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 shall again become available for issuance under the Plan.

4.3         Adjustments for Changes in Capital Structure. Subject to any required action by the stockholders of the Company and the requirements of Section 409A and Section 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the annual increase set forth in Section 4.1, the Award limits set forth in Section 5.3, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion and in accordance with Section 409A and Section 424 of the Code to the extent applicable. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.4         Assumption or Substitution of Awards. The Committee may, without reducing or otherwise affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of equity awards under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code. In addition, subject to compliance with applicable laws, and listing requirements, shares available for grant under a stockholder approved plan of an acquired company (as appropriately

____________

4         Note to Inflection Point - 5% evergreen was in the LOI.

Annex G-10

adjusted to reflect the transaction) may be used for awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall not reduce the number of shares otherwise available for issuance under the Plan.

5            ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS.

5.1         Persons Eligible for Awards. Awards may be granted only to Employees, Consultants and Directors.

5.2         Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3         Incentive Stock Option Limitations.

(a)         Maximum Number of Shares Issuable Pursuant to Incentive Stock Options. Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed [_______]5 shares. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.

(b)         Persons Eligible. An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an “ISO-Qualifying Corporation”). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(c)         Fair Market Value Limitation. To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares issued pursuant to each such portion shall be separately identified.

5.4         Nonemployee Director Award Limit. The limitations in this Section 5.4 shall apply commencing with the annual period that begins on the Company’s first Annual Meeting of Stockholders following the Effective Date. The aggregate value of all compensation granted or paid (but excluding any expense reimbursements or distributions from any deferred compensation program applicable to the non-employee director), as applicable, to any individual for service as a Nonemployee Director with respect to any period commencing on the date of the Company’s Annual Meeting of Stockholders for a particular year and ending on the day immediately prior to the date of the Company’s Annual Meeting of Stockholders for the next subsequent year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such period, $1,000,000 in total value, in each case calculating the value of any Awards based on the grant date fair value of such Awards for financial reporting purposes.

____________

5         Will be 12% of the outstanding shares of the Company at the closing of the business combination.

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6            STOCK OPTIONS.

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1         Exercise Price. The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2         Exercisability and Term of Options. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3         Payment of Exercise Price.

(a)         Forms of Consideration Authorized. Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise (for Nonstatutory Stock Options); (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) if permitted by the Committee, by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)         Limitations on Forms of Consideration.

(i)          Cashless Exercise. A “Cashless Exercise” means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company’s sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)         Stock Tender Exercise. A “Stock Tender Exercise” means the delivery of a properly executed exercise notice accompanied by a Participant’s tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised. A Stock Tender Exercise shall not be permitted if it would constitute a violation of the provisions of any law, regulation or agreement

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restricting the redemption of the Company’s stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)        Net Exercise. A “Net Exercise” means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4         Effect of Termination of Service.

(a)         Option Exercisability. Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee or in an Award Agreement, an Option shall be exercisable after the Participant’s termination of Service to the extent it is then vested only during the applicable time period specified below, or if applicable, such other period provided in the applicable Award Agreement or other written agreement between the Participant and the Company; provided however, in no event may such Option be exercised after expiration of its maximum permitted term as set forth in the Award Agreement evidencing such Option or any earlier date the Option is terminated in connection with a Change in Control (the “Option Expiration Date”), and thereafter shall terminate if not exercised during such period.

(i)          Disability. If the Participant’s Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which the Participant’s Service terminated.

(ii)         Death. If the Participant’s Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Option by reason of the Participant’s death at any time prior to the expiration of eighteen (18) months after the date on which the Participant’s Service terminated. The Participant’s Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months after the Participant’s termination of Service for any reason other than Cause.

(iii)        Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s Service is terminated for Cause or if, following the Participant’s termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv)        Other Termination of Service. If the Participant’s Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months after the date on which the Participant’s Service terminated.

(b)         Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the Post-Termination Exercise Period is prevented by the provisions of Section 14 below or applicable law, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the Post-Termination Exercise Period, but in any event no later than the Option Expiration Date.

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6.5         Transferability of Options. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option.

7            STOCK APPRECIATION RIGHTS.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1         Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a “Tandem SAR”) or may be granted independently of any Option (a “Freestanding SAR”). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2         Exercise Price. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A.

7.3         Exercisability and Term of SARs.

(a)         Tandem SARs. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)         Freestanding SARs. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act).

Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

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7.4         Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant’s legal representative or other person who acquired the right to exercise the SAR by reason of the Participant’s death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee and set forth in the Award Agreement, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5         Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion. The Company may elect to discontinue the deemed exercise of SARs pursuant to this Section 7.5 at any time upon notice to a Participant or to apply the deemed exercise feature only to certain groups of Participants. The deemed exercise of a SAR pursuant to this Section 7.5 shall apply only to a SAR that has been timely accepted by a Participant under procedures specified by the Company from time to time.

7.6         Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee or in an Award Agreement, an SAR shall be exercisable after a Participant’s termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7         Transferability of SARs. During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

8            RESTRICTED STOCK AWARDS.

Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1         Types of Restricted Stock Awards Authorized. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2         Purchase Price. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

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8.3         Purchase Period. A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4         Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5         Vesting and Restrictions on Transfer. Shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6         Voting Rights; Dividends and Distributions. Except as provided in this Section, Section 8.5, and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that if so determined by the Committee and provided by the Award Agreement, such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to stockholders (or, if later, the 15th day of the third month following the date such dividends or distributions are paid to stockholders). In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant’s Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7         Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8         Nontransferability of Restricted Stock Award Rights. Rights to acquire shares of Stock pursuant to a Restricted Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

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9            RESTRICTED STOCK UNITS.

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1         Grant of Restricted Stock Unit Awards. Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2         Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3         Vesting. Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4         Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. If so determined by the Committee and provided by the Award Agreement, such cash amount or additional Restricted Stock Units shall be subject to the same terms and conditions (including vesting terms) and shall be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5         Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service.

9.6         Settlement of Restricted Stock Unit Awards. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant’s Restricted Stock Unit Award vest or on such other date determined by the Committee as meeting the requirements for an exemption from, or alternatively in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other

Annex G-17

new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement or an Election (as defined in Section 15.2). Notwithstanding the foregoing, the Committee, in its discretion, may provide in an Award Agreement for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

9.7         Nontransferability of Restricted Stock Unit Awards. The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

10          PERFORMANCE AWARDS.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1       Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2       Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3       Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4       Measurement of Performance Goals. Performance Goals shall be established by the Committee on the basis of targets to be attained (“Performance Targets”) with respect to one or more measures of objective or subjective business, financial or individual performance or other performance criteria established by the Committee in its discretion (each, a “Performance Measure”), subject to the following:

(a)         Performance Measures. Unless otherwise determined by the Committee no later than the grant of the Performance Award, Performance Measures based on objective criteria shall be calculated in accordance with the Company’s financial statements, or, if such measures are not reported in the Company’s

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financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company’s industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award. Performance Measures based on subjective criteria shall be determined on the basis established by the Committee in granting the Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee no later than the grant of the Performance Award, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant’s rights with respect to a Performance Award.

(b)         Performance Targets. Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.

10.5       Settlement of Performance Awards.

(a)         Determination of Final Value. As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b)         Discretionary Adjustment of Award Formula. In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award to reflect such Participant’s individual performance in his or her position with the Company or such other factors as the Committee may determine.

(c)         Effect of Leaves of Absence. Unless otherwise required by law or a Participant’s Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant’s Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d)         Notice to Participants. As soon as practicable following the Committee’s determination in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e)         Payment in Settlement of Performance Awards. As soon as practicable following the Committee’s determination in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant’s legal representative or other person who acquired the right to receive such payment by reason of the Participant’s death) of the final value of the Participant’s Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee and set forth in the Award Agreement. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement or an Election. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

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(f)          Provisions Applicable to Payment in Shares. If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a share of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

10.6       Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7       Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant’s termination of Service on the Performance Award shall be as follows:

(a)         Death or Disability. If the Participant’s Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant’s Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant’s Service during the Performance Period. Payment shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b)         Other Termination of Service. If the Participant’s Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant’s Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

10.8       Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

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11          CASH-BASED AWARDS AND OTHER STOCK-BASED AWARDS.

Cash-Based Awards and Other Stock-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1       Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2       Grant of Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3       Value of Cash-Based and Other Stock-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.

11.4       Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines and set forth in the Award Agreement. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

11.5       Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6       Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant’s Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

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11.7       Nontransferability of Cash-Based Awards and Other Stock-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

12          STANDARD FORMS OF AWARD AGREEMENT.

12.1       Award Agreements. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a Company-executed Award Agreement, which execution may be evidenced by electronic means.

12.2       Authority to Vary Terms. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13          CHANGE IN CONTROL.

13.1       Effect of Change in Control on Awards. In the event of a Change in Control, outstanding Awards shall be subject to the definitive agreement entered into by the Company in connection with the Change in Control. Subject to the requirements and limitations of Section 409A, if applicable, the following provisions will apply to Awards in the event of a Change in Control unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Committee at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of the Plan, the Committee may take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change in Control. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants and in each case may make such determination in its discretion and without the consent of any Participant (unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Committee at the time of grant of an Award).

(a)         Accelerated Vesting. The Committee may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant’s Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)         Assumption, Continuation or Substitution. The Committee may arrange for the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”) to assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable, with appropriate adjustments in accordance with Section 4.3. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may provide for the consideration to be received

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upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is not assumed, continued or substituted by the Acquiror in connection with the Change in Control nor exercised or settled prior to the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(c)         Assignment or Lapse of Reacquisition or Repurchase Rights. The Committee may arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Stock issued pursuant to the Award to the Acquiror or arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award.

(d)         Cancellation. In its discretion, the Committee may cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for no consideration ($0) or such consideration, if any, as determined by the Committee.

(e)         Cash-Out of Outstanding Stock-Based Awards. The Committee may determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without notice or payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards or, if determined by the Committee and in compliance with Section 409A, as soon as practicable following the date of the Change in Control.

(f)          Adjustments and Earnouts. In making any determination pursuant to this Section 13.1 in the event of a Change in Control, the Committee may, in its discretion, determine that an Award shall or shall not be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, earnouts and similar conditions as the other holders of the Company’s Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A or Section 424 of the Code.

13.2       Effect of Change in Control on Nonemployee Director Awards. Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full effective immediately prior to and contingent upon the Change in Control and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b) or otherwise restricted by Section 409A, shall be settled effective immediately prior to the time of consummation of the Change in Control if not exercised or settled prior to the Change in Control.

13.3       Federal Excise Tax Under Section 4999 of the Code.

(a)         Excess Parachute Payment. If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

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(b)         Determination by Tax Firm. To aid the Participant in making any election called for under Section 13.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an “excess parachute payment” to the Participant as described in Section 13.3(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the “Tax Firm”). As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.

14          COMPLIANCE WITH SECURITIES LAW.

The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15          COMPLIANCE WITH SECTION 409A.

15.1       Awards Subject to Section 409A. The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 15 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a)         A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)         Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2 1/2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.

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15.2       Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A and the Company, the following rules shall apply to any compensation deferral and/or payment elections (each, an “Election”) that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)         Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)         Elections shall be made by the end of the Participant’s taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)         Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

15.3       Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a)         No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)         Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)         No subsequent Election related to a payment pursuant to Section 15.4(a)(vi) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)         Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4       Payment of Section 409A Deferred Compensation.

(a)         Permissible Payments. Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i)          The Participant’s “separation from service” (as defined by Section 409A);

(ii)         The Participant’s becoming “disabled” (as defined by Section 409A);

(iii)        The Participant’s death;

(iv)        A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;

(v)         A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi)        The occurrence of an “unforeseeable emergency” (as defined by Section 409A).

(b)         Installment Payments. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

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(c)         Required Delay in Payment to Specified Employee Pursuant to Separation from Service. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a “specified employee” (as defined by Section 409A) as of the date of the Participant’s separation from service before the date that is six (6) months and one day after the date of such Participant’s separation from service (the “Delayed Payment Date”), or, if earlier, the date of the Participant’s death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d)         Payment Upon Disability. All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant’s Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum or commence upon the determination that the Participant has become disabled.

(e)         Payment Upon Death. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant’s Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death.

(f)          Payment Upon Change in Control. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g)         Payment Upon Unforeseeable Emergency. The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee’s determination that an unforeseeable emergency has occurred. The Committee’s decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h)         Prohibition of Acceleration of Payments. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by

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Section 409A. The Company reserves the right in its discretion to accelerate the time or schedule of any payment under an Award providing Section 409A Deferred Compensation to the maximum extent permitted by Section 409A.

(i)          No Representation Regarding Section 409A Compliance. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16          TAX WITHHOLDING.

16.1       Tax Withholding in General. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group’s tax withholding obligations have been satisfied by the Participant.

16.2       Withholding in or Directed Sale of Shares. The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall be determined by the Company in accordance with the Company’s withholding procedures and after considering any accounting consequences or cost). The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

17          AMENDMENT, SUSPENSION OR TERMINATION OF PLAN.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3, (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

18          MISCELLANEOUS PROVISIONS.

18.1       Repurchase Rights. Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

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18.2       Forfeiture Events.

(a)         The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

(b)         All Awards granted under the Plan will be subject to recoupment in accordance with: (i) the Company’s Policy for Recovery of Erroneously Awarded Compensation, (ii) any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed, (iii) as is otherwise required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the U.S. Securities and Exchange Commission adopted thereunder, including Rule 10D-1 of the Exchange Act, (iv) any other applicable law, and (v) any other clawback or recoupment policy that the Company otherwise adopts, in each case to the extent applicable and permissible under applicable law.

(c)         No recovery of compensation pursuant to the foregoing provisions will constitute an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason” or for a “constructive termination” or any similar term under any plan or agreement with the Company.

18.3       Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award, the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

18.4       Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee    or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares, amount of cash, or other property subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

18.5       Rights as Employee, Consultant or Director. No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant’s Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee’s employer or that the Employee has an employment relationship with the Company.

18.6       Rights as a Stockholder. A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4 or another provision of the Plan.

Annex G-28

18.7       Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

18.8       Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

18.9       Provisions for Non-U.S. Participants. The Committee may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

18.10     Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any share of Stock or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

18.11     Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any shares of Stock held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 18.11 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 18.11, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

18.12     Retirement and Welfare Plans. Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under any Participating Company’s retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit. In addition, unless a written employment agreement or other service agreement specifically references Awards, a general reference to “benefits” or a similar term in such agreement shall not be deemed to refer to Awards granted hereunder.

18.13     Beneficiary Designation. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant’s death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will

Annex G-29

be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. If a married Participant designates a beneficiary other than the Participant’s spouse, the effectiveness of such designation may be subject to the consent of the Participant’s spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant’s death, the Company will pay any remaining unpaid benefits to the Participant’s legal representative.

18.14     Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

18.15     No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or another Participating Company’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.16     Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.17     Choice of Law. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of law rules.

Annex G-30

Annex H

[ELROY AIR, INC.]

CERTIFICATE OF DESIGNATION OF
PREFERENCES, RIGHTS AND LIMITATIONS
OF
12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 151(g) OF THE
DELAWARE GENERAL CORPORATION LAW

The undersigned, [___], does hereby certify that:

1. He is the Chief Executive Officer of [Elroy Air, Inc.], a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue [•] shares of preferred stock, none of which have been issued.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of [•] shares, $[0.0001] par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of up to [•] shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF 12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Accrued Dividend” shall have the meaning set forth in Section 3(a).

“Accrued Value” means, as of any date, with respect to each share of Preferred Stock as of the determination date, the sum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, of (i) the Stated Value per share of Preferred Stock, plus (ii) the aggregate amount of any accrued PIK Dividends on such share of Preferred Stock as of such date, plus (iii) on each Semi-Annual Dividend Date and on a cumulative basis, an additional amount equal to the dollar value of all Accrued Dividends that have accrued on such share pursuant to Section 3(b), but only to the extent such Accrued Dividends have not been paid, whether or not declared, but that have not, as of such date, been added to the Accrued Value.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7(f). “Annual Rate” means with respect to a PIK Dividend, 12.0% of the Accrued Value and with respect to a Cash Dividend, 10.0% of the Accrued Value. “Attribution Parties” shall have the meaning set forth in Section 6(d).

“Available Proceeds” shall have the meaning set forth in Section 5(c)(i).

Annex H-1

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(d).

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of [•], 2026, by and among the Corporation (or its predecessor), [[•] Merger Sub, Inc.] and [•], as it may be further amended, modified or supplemented from time to time.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 6(c)(iv). “Cash Dividend” shall have the meaning set forth in Section 3(a). “Closing” means the closing of the Business Combination.

“Closing Date” means the Trading Day on which the Business Combination is consummated.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common stock, par value [$0.0001] per share, of the Corporation and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, and any securities of the Corporation that when paired with one or more other securities of the Corporation or another entity entitles the holder thereof to receive, Common Stock.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock and any securities of the Corporation that when paired with one or more other securities of the Corporation or another entity entitles the holder thereof to receive, Common Stock.

“Corporation Notice” shall have the meaning set forth in Section 8(a).

“Deemed Liquidation Event” means: (i) a merger or consolidation in which (a) the Corporation is a constituent party or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; provided, that, a Deemed Liquidation Event shall not include any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) (a) the sale, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise,

Annex H-2

and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale is to a wholly owned subsidiary of the Corporation.

“Delaware Courts” shall have the meaning set forth in Section 9(d).

“Dilutive Issuance” shall have the meaning set forth in Section 7(c). “Distribution” shall have the meaning set forth in Section 7(e).

“Effective Date” means the date that the Registration Statement filed by the Corporation pursuant to the Registration Rights Agreement is first declared effective by the Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) any securities of the Corporation to employees, officers or directors, consultants, contractors, vendors or other agents of the Corporation pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Corporation, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Purchase Agreements or the Business Combination Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Closing Date, provided that such securities have not been amended since the Closing Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations and automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such securities which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein) or to extend the term of such securities, (c) the Conversion Shares, (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Corporation, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144) or are issued pursuant to an effective registration statement pursuant to the Securities Act and (ii) any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds and (e) any securities issued by the corporation pursuant to any legal settlement or similar arrangement agreed or entered into by the Corporation, provided that, in the aggregate, not more than [•]1 shares of Common Stock are issued or deemed issued or issuable upon conversion, settlement, exercise or exchange of any such securities that are Options or Convertible Securities, but any such Exempt Issuance shall not include a transaction in which the Corporation is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, or (ii) to an entity whose primary business is investing in securities.

“Floor Price” means the lesser of (i) $5.00 (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of the Purchase Agreement) and (ii) the Conversion Price then in effect.

“Fundamental Transaction” shall have the meaning set forth in Section 7(f).

“Holder” shall have the meaning set forth in Section 2(a).

“Inflection Point” means Inflection Point Asset Management LLC and/or one or more of its Affiliates.

“Junior Securities” shall have the meaning set forth in Section 5(a).

“New Issuance Price” shall have the meaning set forth in Section 7(c).

____________

1.       To be $1,000,000 / SPAC Public Share redemption price.

Annex H-3

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

“Option Value” means the value of an Option based on the Black-Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Common Stock during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor, provided, however, in case any Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, in no event shall the Option Value exceed a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (1) the number of shares of Common Stock underlying such Option divided by (2) the total number of shares of Common Stock issued or issuable in the integrated transaction (including the number of shares underlying such Option).

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PIK Dividend” shall have the meaning set forth in Section 3(a).

“Preferred Stock” shall have the meaning set forth in Section 2(a).

“Preferred Stock Liquidation Amount” shall have the meaning set forth in Section 5(b)(ii).

“Preferred Stock Register” shall have the meaning set forth in Section 2(b).

“Purchase Agreements” means the several Securities Purchase Agreements,

between the Corporation and certain original Holders, as amended, modified or supplemented from time to time in accordance with their respective terms.

“Purchase Rights” shall have the meaning set forth in Section 7(d).

“Redemption Date” shall have the meaning set forth in Section 8(b)(i).

“Redemption Notice” shall have the meaning set forth in Section 8(b)(ii).

“Redemption Price” shall have the meaning set forth in Section 8(b)(i).

“Redemption Request” shall have the meaning set forth in Section 8(b)(i).

Annex H-4

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, among the Corporation, the original Holders and certain other securityholders of the Corporation.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Conversion Shares by each Holder as provided for in the Registration Rights Agreement, including the Initial Registration Statement (as defined in the Registration Rights Agreement) and any additional Registration Statements which may be required thereunder.

“Required Holders” shall have the meaning set forth in Section 4(c).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Semi-Annual Dividend Date” shall mean June 1 and December 1 of each year.

“Share Delivery Date” shall have the meaning set forth in Section 6(c)(i).

“Standard Settlement Period” shall have the meaning set forth in Section 6(c)(i).

“Stated Value” shall have the meaning set forth in Section 2(a).

“Successor Entity” shall have the meaning set forth in Section 7(f)(iii).

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Corporation, and any successor transfer agent of the Corporation.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the arithmetic mean of the daily volume weighted average prices of the Common Stock for each of the 20 Trading Days preceding such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), with each such Trading Day weighted equally regardless of the aggregate trading volume for such Trading Day, (b) if OTCQB or OTCQX is not a Trading Market, the arithmetic mean of the daily volume weighted average prices of the Common Stock for each of the 20 Trading Days preceding such date (or the nearest preceding date) on OTCQB, OTCQX or OTCID as applicable, calculated in the same manner as clause (a), (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price and the lowest closing ask price of the Common Stock for the 20 Trading Days preceding such date, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Preferred Stock then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation. For the avoidance of doubt, the daily volume weighted average price for each individual Trading Day shall be determined by Bloomberg L.P. in accordance with its standard methodology, and the VWAP for the

Annex H-5

applicable period shall be calculated by summing such daily values and dividing by the number of Trading Days in the measurement period (i.e., 20 Trading Days), such that each Trading Day’s price is given equal weight irrespective of trading volume.

Section 2. Designation, Amount and Par Value.

(a) The series of preferred stock shall be designated as its “12.0% Series A Cumulative Convertible Preferred Stock” (the “Preferred Stock”) and the number of shares so designated shall be up to [•] (which shall not be subject to increase without the written consent of a majority of the then outstanding Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $[0.0001] per share and a stated value equal to $12.00 (the “Stated Value”).

(b) The Corporation shall register, or cause its Transfer Agent to register, shares of the Preferred Stock upon records to be maintained by the Corporation or its Transfer Agent for that purpose (the “Preferred Stock Register”), in the name of the Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall register, or cause its Transfer Agent to register, the transfer of any shares of Preferred Stock in the Preferred Stock Register, upon surrender of the certificates evidencing such shares to be transferred, duly endorsed by the Holder thereof, to the Corporation at its address specified herein and after such Holder shall have provided to the Corporation such documentation and legal opinions, if any, as may be reasonably requested by the Corporation (including any documentation required by the Transfer Agent with respect to such transfer). Upon the registration of such transfer, a new certificate (to the extent such shares are certificated) evidencing the shares of Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder, in each case, within three Business Days. The Board of Directors may provide by resolution or resolutions that some or all of the Preferred Stock shall be uncertificated shares. The Corporation shall not be required to register, or cause its Transfer Agent to register, or record any transfer of any shares of the Preferred Stock that would violate, conflict with, or fail to be in compliance with federal or state securities laws.

Section 3. Dividends.

(a) From and after the Closing, subject to the terms of this Section 3, cumulative dividends shall accrue on the Accrued Value of each share of Preferred Stock at the Annual Rate. Dividends on each share of Preferred Stock shall be cumulative and shall accrue daily from and after the Closing, but shall compound on a semi-annual basis on each Semi-Annual Dividend Date (each, an “Accrued Dividend”) whether or not earned or declared, and whether or not there are earnings or profits, surplus, or other funds or assets of the Corporation legally available for the payment of dividends. Each Accrued Dividend shall be paid, at the election of the Corporation, either (i) in cash (a “Cash Dividend”), or (ii) in kind by increasing the Accrued Value of such share (a “PIK Dividend”).

(b) The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation ranking junior to the Preferred Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required in this Certificate of Designation or the Corporation’s certificate of incorporation) the Holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Accrued Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Cumulative Convertible Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series of capital stock of the Corporation ranking junior to the Preferred Stock that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Accrued Value; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of

Annex H-6

the Corporation that is junior to the Preferred Stock, the dividend payable to the Holders of Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

(c) Subject to Section 5 and Section 7, the Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock (other than Accrued Dividends), on an as-converted basis, equal to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock.

(d) Notwithstanding anything to the contrary herein, to the extent that the Holder’s right to participate in any dividend would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such dividend to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such dividend shall be held in abeyance for the benefit of the Holder until such time, if ever, such grant, issuance or sale, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

Section 4. Voting Rights.

(a) The Holders shall be entitled to notice of any meeting of stockholders of the Corporation and, except as otherwise required by law or as may be provided herein, shall vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote.

(b) On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of the stockholders of the Corporation (or by written consent in lieu of a meeting), a Holder, together with its Attribution Parties, shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such Holder, together with its Attribution Parties, are convertible on the record date for determining stockholders entitled to vote on such matter (as adjusted from time to time pursuant to Section 7 hereof and subject to the Beneficial Ownership Limitation), but without regard as to whether sufficient shares of Common Stock are available out of the Corporation’s authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock.

(c) As long as at least 20% or more of the shares of Preferred Stock issued as of the Closing are outstanding, the Corporation shall not, without the affirmative vote or action by written consent of the Holders of at least a majority of the issued and outstanding shares of the Preferred Stock (the “Required Holders”), which majority must include Inflection Point if Inflection Point then holds any shares of Preferred Stock:

(i) liquidate, dissolve or wind-up the affairs of the Corporation;

(ii) amend, alter or repeal the Corporation’s certificate of incorporation or bylaws, this Certificate of Designation or any similar document of the Corporation in a manner that materially and adversely affects the powers, preferences or rights given to the Preferred Stock;

(iii) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the Preferred Stock with respect to its rights, preferences and privileges or increase the number of authorized shares of Preferred Stock;

(iv) except as set forth in Section 3, purchase or redeem or pay any cash dividend on any capital stock of the Corporation ranking junior to the Preferred Stock prior to payment of such cash dividend on the Preferred Stock or purchase or redeem any capital stock of the Corporation ranking junior to the Preferred Stock, other than capital stock repurchased at cost from former employees and consultants in connection with the cessation of their service or pursuant to the terms of any equity incentive plan of the Corporation;

(v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under the Corporation’s incentive plan, equity plan or equity-based compensation plan or with respect to employment, consulting or award agreements with respect to executive officers of the Corporation, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of the Corporation; or

(vi) incur or guarantee any indebtedness other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Annex H-7

(d) Notwithstanding anything to the contrary herein, Section 6(d) may not be amended, modified or waived in any manner that materially and adversely affects a Holder of Preferred Stock without such Holder’s consent.

Section 5. Ranking; Liquidation.

(a) The Preferred Stock shall rank senior to all of the Common Stock and any other class or series of capital stock of the Corporation currently existing or hereafter authorized, classified or reclassified by the Corporation (collectively, “Junior Securities”), in each case, as to rights to receive dividends or to participate in distributions of assets or payments upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

(b) Preferential Payments to Holders of Preferred Stock; Distribution of Remaining Assets.

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the Holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or other Junior Securities by reason of their ownership thereof, an amount per share equal to 100% of the Accrued Value on each share of Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 5(b), the Holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 5(b)(i), the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 5(b)(i) or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Designation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 5(b)(i) and 5(b)(ii) is hereinafter referred to as the “Preferred Stock Liquidation Amount.”

(c) Deemed Liquidation Events.

(i) In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each Holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Preferred Stock, and (ii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, or any other expenses associated with the Deemed Liquidation Event or the dissolution of the Corporation, in each case as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each Holder’s shares

Annex H-8

of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 5(i) shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 5(c)(i). Prior to the distribution or redemption provided for in this Section 5(c)(i), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(ii) In any Deemed Liquidation Event, if Available Proceeds are in a form of property other than in cash, the value of such distribution shall be deemed to be the fair market value of such property. The determination of fair market value of such property shall be made in good faith by the Board of Directors of the Corporation, provided that to the extent such property consists of securities, the fair market value of such securities shall be determined as follows:

(A). For securities not subject to investment letters or other similar restrictions on free marketability covered by Section 5(c)(ii)(B) below, the fair market value of such securities shall be the VWAP of such securities on the date of receipt (substituting the references to “Common Stock” in the definition of “VWAP” with such publicly traded security); and

(B). The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to Section 5(c)(ii)(A) above so as to reflect the approximate fair market value thereof.

(iii) If any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated in accordance with the foregoing Section 5(b) and this Section 5(c) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 5(b) and Section 5(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 5(c)(iii), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Section 6. Conversion.

(a) Conversions at Option of Holder. Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into that number of whole shares of Common Stock (subject to the limitations set forth in Section 6(d)) determined by dividing the Accrued Value of such share of Preferred Stock by the Conversion Price. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), unless the Corporation directs Holders that the Notice of Conversion shall be delivered to the Corporation’s transfer agent. Each Notice of Conversion shall specify the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by e-mail attachment or by a nationally recognized overnight courier service such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing the shares of Preferred Stock to the Corporation unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following

Annex H-9

the Conversion Date at issue. Shares of Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued, and all rights (other than the right to receive the Conversion Shares) with respect to such shares will terminate. The Corporation’s stock ledger and transfer book shall serve as the exclusive record of outstanding shares of Preferred Stock.

(b) Conversion Price. The initial conversion price is $12.00, subject to adjustment herein (the “Conversion Price”).

(c) Mechanics of Conversion

(i) Delivery of Conversion Shares Upon Conversion. Not later than the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Stock, which on or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, shall be free of restrictive legends and trading restrictions (other than those which may then be required by any Purchase Agreement or any other applicable lock-up agreement or similar agreement) and (B) cash in an amount equal to any accrued and unpaid dividends, if any. On or after the earlier of (i) the one year anniversary of the Original Issue Date or (ii) the Effective Date, the Corporation shall deliver the Conversion Shares required to be delivered by the Corporation under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered at or prior to 12:00 p.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date.

(ii) Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as reasonably directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such conversion, in which event the Corporation shall promptly return to the Holder any original Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

(iii) Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Accrued Value of its Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the Accrued Value of Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 6(c)(i) by 10th Trading Day after the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Accrued Value of

Annex H-10

Preferred Stock being converted, $25 per Trading Day (increasing to $50 per Trading Day on the third Trading Day and increasing to $100 per Trading Day on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the 10th Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv) Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason unrelated to the actions of the Holder or its Affiliates to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (excluding any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Stock equal to the number of shares of Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(c)(i). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon the request of the Corporation, evidence of the amount of such loss. If a Holder purchases shares of Common Stock having a total purchase price of $9,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the preceding sentence, the Corporation shall not be required to pay Holder any amount. For the avoidance of doubt, in the event of a Buy-In, the Holder shall use commercially reasonable efforts to purchase shares at the lowest available price, paying the lowest reasonably available brokerage commission. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof.

(v) Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other Holders of the Preferred Stock), not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then outstanding shares of Preferred Stock (assuming for such purpose a Conversion Price equal to the Floor Price and any such conversions are made without regard to any limitations on conversion set forth herein). The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and,

Annex H-11

if a Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

(vi) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional shares of Preferred Stock.

(vii) Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(d) Beneficial Ownership Limitation. A Holder may notify the Corporation in writing in the event it elects to be subject to the provisions contained in this Section 6(d); however, no Holder shall be subject to this Section 6(d) unless he, she or it makes such election. If the election is made, (i) the Corporation shall not effect any conversion of the Preferred Stock, and such Holder shall not have the right to convert all or any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of 4.9%, 9.9%, 19.9% of the Corporation’s Common Stock (or such other amount as a Holder may specify) (the “Beneficial Ownership Limitation”) and (ii) the Corporation shall not permit the Holder to vote, and such Holder shall not have the right vote pursuant to Section 4(b) of this Certificate of Designation, all or any portion of the Preferred Stock that such Holder is not permitted to convert pursuant to the preceding clause (i) (provided, however, that such Holder shall retain the right to vote pursuant to Section 4(c) of this Certificate of Designation to the extent that retaining such right does not cause such Holder to be deemed to beneficially own Conversion Shares within the meaning of Rule 13d-3 promulgated under the Exchange Act). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Accrued Value of Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The Holder shall provide the Corporation with any information reasonably requested by the Corporation in connection with this Beneficial Ownership Limitation and the provisions related thereto, in each case with respect to the Corporation’s reporting obligations pursuant to the Securities Act, the

Annex H-12

Exchange Act, or other federal or state securities regulations. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within two Trading Days confirm in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Preferred Stock, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Corporation, a Holder may from time to time increase or decrease the Beneficial Ownership Limitation applicable to such Holder, provided, however, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor Holder of Preferred Stock.

Section 7. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock or any cash distributions), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then each of the Conversion Price and the Floor Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) VWAP Reset. If on the twenty-first trading day following the date that is six months after the Closing Date, the VWAP (the “Measurement Price”) is less than the Conversion Price then in effect, then the Conversion Price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) $5.00.

(c) Adjustment of Conversion Price upon Issuance of Common Stock.2 If and whenever on or after the Closing Date until the first date on which no shares of Preferred Stock are outstanding the Corporation issues or sells, or in accordance with this Section 7(c) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Corporation, but excluding shares of Common Stock issued or sold, or deemed to have been issued or sold, by the Corporation in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) less than the Conversion Price (each such issue, sale or deemed issuance or sale, a “Dilutive Issuance”), then, immediately after such Dilutive Issuance,

____________

2       To be discussed.

Annex H-13

the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 7(c)), the following shall be applicable:

(i) Options and Convertible Securities. The consideration per share received by the Corporation for Common Stock issued or deemed to have been issued pursuant to Section 7(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing:

(A). the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(B). the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) deemed to be issued pursuant to Section 7(c)(ii) upon the issuance of such Options or Convertible Securities.

(ii) Deemed Issuance of Options and Convertible Securities.

(A). If the Corporation at any time or from time to time shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, in each case excluding shares of Common Stock issued or sold, or deemed to have been issued or sold, by the Corporation in connection with any Exempt Issuance, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be outstanding and to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date when determining the amount of the adjustment for such issuance under this Section 7(c).

(B). If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Stock increases or decreases at any time (other than (i) proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(a) above and (ii) automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 7(c), if the terms of any Option or Convertible Security that was outstanding as of the date of first issuance of a share of Preferred Stock are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(c)(ii) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iii) Calculation of Consideration Received.

(A). In case one or more Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction, (x) each such Option will be deemed to have been issued for the Option Value of such Option and (y) the other securities issued or sold in such integrated

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transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Corporation less any consideration paid or payable by the Corporation pursuant to the terms of such other securities of the Corporation, less (II) the Option Value of each such Option.

(B). If any shares of Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Corporation therefor. If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Corporation will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Corporation will be the VWAP of such publicly traded securities on the date of receipt (substituting the references to “Common Stock” in the definition of VWAP with such publicly traded security). If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Corporation and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Corporation and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Corporation.

(iv) Record Date. If the Corporation takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(v) Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 7(c), the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued.

(d) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) and Section 7(c) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that the issue price of such Purchase Rights would result in an adjustment of the Conversion Price pursuant to Section 7(c), such adjustment shall not occur to the extent the Holders were granted the right to acquire such Purchase Rights on the applicable terms.

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(e) Pro Rata Distributions. In addition to the requirements of Section 3, during such time as this Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), in each such case, the Holders shall be entitled to participate in such Distribution to the same extent that the Holders would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(f) Fundamental Transaction.

(i) If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock or 50% or more of the voting power of the common equity of the Corporation, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of shares of Common Stock covered by Section 7(a)), or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires 50% or more of the outstanding shares of Common Stock or 50% or more of the voting power of the common equity of the Corporation, and such event(s) do not constitute a Deemed Liquidation Event (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock), the number of shares of capital stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 6(d) on the conversion of this Preferred Stock).

(ii) For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction

Annex H-16

shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration.

(iii) The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation and the Registration Rights Agreement in accordance with the provisions of this Section 7(f) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Required Holders.

(g) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(h) Notice to the Holders.

(i) Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder by email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered by email to each Holder at its email address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the

Annex H-17

Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K, unless determined by the Corporation that such filing would be harmful to the Corporation at such time, in which case the Corporation shall file such 8-K as soon as is reasonably practicable in its discretion. For the avoidance of doubt, and without limiting the conversion rights of any Holder, each Holder shall remain entitled to convert the Accrued Value of this Preferred Stock (or any part hereof) during the twenty (20)-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 8. Redemption.

(a) Redemption by the Corporation. Subject to the provisions of this Section 8 and unless prohibited by applicable law governing distributions to stockholders, if, throughout the 15-day period following the Corporation Notice (as defined below), (x) the Registration Statement is effective, (y) the Registration Statement covers the resale of all of the Common Stock issuable upon conversion of all of the outstanding shares of Preferred Stock and (z) a current prospectus relating thereto is available, the Corporation may, in its sole discretion, redeem all or a portion of the outstanding shares of Preferred Stock:

(i) on or after the Closing but prior to the first anniversary of the Closing, at a redemption price per share equal to the greater of (i) 150% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Common Stock or a combination thereof, with the value of such shares of Common Stock being the closing price of such shares of Common Stock on the Trading Market on the applicable date of redemption);

(ii) on or after the first anniversary of the Closing but prior to the second anniversary of the Closing, at a redemption price per share equal to the greater of (i) 140% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Common Stock or a combination thereof, with the value of such shares of Common Stock being the closing price of such shares of Common Stock on the Trading Market on the applicable date of redemption);

(iii) on or after the second anniversary of the Closing but prior to the third anniversary of the Closing, at a redemption price per share equal to the greater of (i) 130% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Common Stock or a combination thereof, with the value of such shares of Common Stock being the closing price of such shares of Common Stock on the Trading Market on the applicable date of redemption);

(iv) on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing, at a redemption price per share equal to the greater of (i) 120% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Common Stock or a combination thereof, with the value of such shares of Common Stock being the closing price of such shares of Common Stock on the Trading Market on the applicable date of redemption);

(v) on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing, at a redemption price per share equal to the greater of (i) 110% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Common Stock or a combination thereof, with the value of such shares of Common Stock being the closing price of such shares of Common Stock on the Trading Market on the applicable date of redemption); and

Annex H-18

(vi) on or after the fifth anniversary of the Closing, at a redemption price per share equal to the greater of (i) 100% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of the Corporation, in cash or shares of Common Stock or a combination thereof, with the value of such shares of Common Stock being the closing price of such shares of Common Stock on the Trading Market on the applicable date of redemption).

If, on the date of such redemption, applicable law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock scheduled to be redeemed, the Corporation shall be entitled to ratably redeem the maximum number of shares that it may redeem consistent with such law and any Preferred Stock not so redeemed shall remain outstanding. The Corporation shall provide written notice (the “Corporation Notice”) by e-mail and first class mail postage prepaid, to each Holder of record (determined at the close of business on the Business Day next preceding the day on which the Corporation Notice is given) of the Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such Holder, notifying such Holder of the redemption to be effected, specifying the number of shares to be redeemed from such Holder, specifying the date of such redemption, the redemption price, the place at which payment may be obtained and calling upon such Holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed; provided that the date of redemption shall be not less than 15 days from the date of the Corporation Notice. Except as otherwise provided herein, on or after the applicable date of redemption, each Holder to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Corporation Notice, and thereupon the price of redemption of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. Notwithstanding anything herein to the contrary, each Holder shall remain entitled to convert all or a portion of the Accrued Value of its Preferred Stock (or any part thereof) at any time and from time to time during the 15-day period commencing on the date of the Corporation Notice through the applicable date of redemption. Any payment of the redemption price in shares of Common Stock shall be subject to the Beneficial Ownership Limitation. To the extent that the Holder’s receipt of any such shares of Common Stock would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to receive such shares of Common Stock to such extent (or in the beneficial ownership of any shares of Common Stock as a result of thereof to such extent) and the portion of such redemption shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

(b) Redemption by the Holders.

(i) Unless prohibited by applicable law governing distribution to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a purchase price equal to the Accrued Value (the “Redemption Price”), if at any time and from time to time after the fifth (5th) anniversary of the Closing, a Holder delivers to the Corporation a written notice demanding redemption of all of such Holder’s shares of Preferred Stock (the “Redemption Request”). The 20th day after the date of the Redemption Request shall be referred to as the “Redemption Date.” Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, until the Redemption Price has been paid in full, except to the extent prohibited by Delaware law governing distributions to stockholders.

(ii) Following receipt of a Redemption Request, the Corporation shall send written notice of the mandatory redemption (the “Redemption Notice”) to the redeeming Holder of record of Preferred Stock not less than 15 days prior to the Redemption Date. The Redemption Notice shall state:

(A). the number of shares of Preferred Stock held by the Holder that the Corporation shall redeem on the Redemption Date;

(B). the Redemption Date and the Redemption Price;

(C). the date upon which the Holder’s right to convert such shares terminates; and

Annex H-19

(D). for Holders of shares in certificated form, that the Holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(iii) On the Redemption Date, the Corporation shall redeem the Preferred Stock owned by such Holder. If on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. In the event that any portion of the Redemption Price has not been paid within 5 Business Days following the Redemption Date, interest on such unpaid portion of the Redemption Price shall accrue thereon until such amount is paid in full at a rate equal to the lesser of (i) 24.0% per annum and (ii) the maximum rate permitted under applicable law.

(c) Rights Subsequent to Redemption. Upon the redemption of shares of Preferred Stock pursuant to Section 8(a) or Section 8(b), all rights with respect to such shares of Preferred Stock shall immediately terminate, except with respect to the right of the Holders to receive the applicable redemption price with respect to such shares of Preferred Stock in accordance with Section 8(a) or Section 8(b), as applicable.

Section 9. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by e-mail, or sent by nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above, or at the address or email address most recently provided to Holders by the Corporation for purposes of notice hereunder Attention: [•], e-mail address [•], or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Corporation, or if no such e-mail address or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall issue or cause to be issued, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation (which shall not include the posting of any bond). The applicant for a new certificate under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement certificate.

(d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of Wilmington, Delaware, County of New Castle (the

Annex H-20

“Delaware Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Delaware Courts, or such Delaware Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Corporation or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e) Amendment. Subject to Section 4(c), this Certificate of Designation (or any provision hereof) may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the Delaware General Corporation Law, of the Required Holders, voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Corporation’s certificate of incorporation; provided, however, and notwithstanding anything in this Certificate of Designation to the contrary, no provision of this Certificate of Designation shall be amended to the extent any such amendment would (i) disproportionately, materially and adversely modify any rights of any Holder (as compared to the rights of the other Holders), (ii) impose any additional financial obligations or liabilities on a Holder or (iii) amend the provisions of Section 3, Section 6, Section 7, Section 8(b) or this Section 9(e), unless such amendment applies to all Holders in the same fashion, in each case, unless any such Holder shall have previously consented in writing to such amendment or voted to approve such amendment at a meeting. No consideration shall be offered or paid to any Holder to amend or consent to a waiver or modification of any provision of this Certificate of Designation unless the same consideration is also offered to all of the Holders. For clarification purposes, this provision constitutes a separate right granted to each Holder by the Corporation and negotiated separately by each Holder, and is intended for the Corporation to treat the Holders as a group and shall not in any way be construed as the Holders acting in concert or as a group with respect to the purchase, disposition or voting of securities or otherwise.

(f) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(g) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(h) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(i) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

Annex H-21

(j) Status of Converted or Redeemed Preferred Stock. Shares of Preferred Stock may only be issued pursuant to the Purchase Agreement. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as 12.0% Series A Cumulative Convertible Preferred Stock.

(k) Tax Withholding. The Corporation agrees that, provided that each Holder delivers to the Corporation a properly executed IRS Form W-9 or other certification satisfactory to the Corporation certifying as to such Holder’s status (or the status of such Holder’s beneficial owner(s)) as a United States person (within the meaning of Section 7701(a)(30) of the Code) and such Holder’s (or such beneficial owners’) eligibility for complete exemption from backup withholding (“U.S. Person Certification”), under current law the Corporation (including any paying agent of the Corporation) shall not be required to, and shall not, withhold on any payments or deemed payments to any such Holder. In the event that any Holder fails to deliver to the Corporation such properly executed U.S. Person Certification, the Corporation reasonably believes that a previously delivered U.S. Person Certification is no longer accurate and/or valid, or there is a change in law that affects the withholding obligations of the Corporation, the Corporation and its paying agent shall be entitled to withhold taxes on all payments made to the relevant Holder in the form of cash or otherwise treated, in the Corporation’s reasonable discretion, as a dividend for U.S. federal tax purposes or to request that the relevant Holder promptly pay the Corporation in cash any amounts required to satisfy any withholding tax obligations, in each case, to the extent the Corporation or its paying agent determines in good faith it is required to deduct and withhold tax on payments to the relevant Holder under applicable law; provided, that the Corporation shall use commercially reasonable efforts to notify the relevant Holder of any required withholding tax reasonably in advance of the date of the relevant payment. In the event that the Corporation does not have sufficient cash with respect to any Holder from withholding on cash payments otherwise payable to such Holder and cash paid to the Corporation by such Holder to the Corporation pursuant to the immediately preceding sentence, the Corporation and its paying agent shall be entitled to withhold taxes on deemed payments, including distributions of additional Preferred Stock in lieu of cash and constructive distributions on the Preferred Stock to the extent required by law, and the Corporation and its paying agent shall be entitled to satisfy any required withholding tax on non-cash payments (including deemed payments) through a sale of a portion of the Preferred Stock received as a dividend or from cash dividends or sales proceeds subsequently paid or credited on the Preferred Stock.

(l) Tax Treatment. Absent a change in law, Internal Revenue Service practice or a contrary determination (as defined in Section 1313(a) of the Internal Revenue Code, as amended (the “Code”)), each holder of Preferred Stock and the Corporation shall not treat the Preferred Stock (based on their terms as set forth in this Certificate of Designation) as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes and shall not take any position inconsistent with such treatment.

*********************

Annex H-22

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this [•]th day of [•], 2026.

[ELROY AIR, INC.]
By:
Name:	[•]
Title:	Chief Executive Officer

Annex H-23

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES
OF 12.0% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), indicated below into shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of [Elroy Air, Inc.], a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: ____________________________________________________________
Number of shares of Preferred Stock owned prior to Conversion: _____________________________
Number of shares of Preferred Stock to be Converted: _____________________________________
Accrued Value of shares of Preferred Stock to be Converted: _________________________________
Number of shares of Common Stock to be Issued: _________________________________________
Applicable Conversion Price: __________________________________________________________
Number of shares of Preferred Stock subsequent to Conversion: ______________________________
Address for Delivery: ________________________________________________________________
or

DWAC Instructions:

Broker no:    ____________

Account no: ____________

[HOLDER]
By:
Name:
Title:

Annex H-24

Annex I

Form of New Elroy Air Series A Warrant

[NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.]1

[ELROY AIR, INC.]

COMMON STOCK PURCHASE WARRANT

Initial Exercise Date: [•], [•]

Warrant Shares: [_______]

THIS COMMON STOCK PURCHASE WARRANT (this “Warrant”) certifies that, for value received, [_____________] or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on [•], [•]2 (the “Termination Date”) but not thereafter, to subscribe for and purchase from [Elroy Air, Inc.], a Delaware corporation (the “Company”), up to [______] shares (as subject to adjustment hereunder, the “Warrant Shares”) of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

This Warrant is one of a series of common stock purchase warrants with substantially the same terms as this Warrant (notwithstanding that certain of such warrants are [not] subject to restriction on free marketability), with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date (such series of warrants, the “Related Warrants”).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Schedule A hereto.

Section 2. Exercise.

(a)     Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency that the Company may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company), as applicable, of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Not later than the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is available and specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised

____________

1        NTD: To be included on Warrants issued for new money on the Closing Date, but not on Warrants issued in exchange for Company Pre-Funded Convertible Note Investor Warrants unless required by applicable securities law.

2        NTD: five years after Initial Exercise Date.

Annex I-1

in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b)    Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $12.00, subject to adjustment hereunder (the “Exercise Price”).

(c)     Cashless Exercise. If at any time after the six (6) month anniversary of the Closing Date, (x) the Warrant Shares issuable upon exercise of this Warrant would be (i) “restricted securities” as defined in Rule 144 or (ii) the Holder is an Affiliate of the Company and (y) there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing ((A-B) multiplied by (X)) by (A), where:

(A) =     as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day, (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day or (3) executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day), or (ii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) =     the Exercise Price of this Warrant, as adjusted hereunder; and

(X) =     the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c). For the avoidance of doubt, any shares of Common Stock issued upon such automatic cashless exercise shall constitute an Exempt Issuance for purposes of the anti-dilution provisions set forth in Section 3(c) hereof and any anti-dilution provisions contained in the other Transaction Documents.

(d)    Mechanics of Exercise.

(i)     Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder, and otherwise by physical delivery of a certificate, (or reasonable evidence of issuance by book entry of ownership of the Warrant Shares) registered in the Company’s share register

Annex I-2

in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the later of (i) the Standard Settlement Period after the delivery to the Company of the Notice of Exercise, and (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company (such date, the “Warrant Share Delivery Date”); provided, however, in any event, the Company shall not be obligated to deliver Warrant Shares until it has received the aggregate Exercise Price therefor. Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received no later than the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise.

(ii)    Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(iii)   Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date (subject to receipt of the aggregate Exercise Price for the applicable exercise (other than in the case of a cashless exercise)), then the Holder will have the right to rescind such exercise prior to the delivery of the Warrant Shares.

(iv)   No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(v)    Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares pursuant to the terms of this Warrant.

(vi)   Closing of Books. The Company will not close its stockholder books or records in any manner intended to prevent the timely exercise of this Warrant, pursuant to the terms hereof.

(e)     Holder’s Exercise Limitations. The Holder may notify the Company in writing in the event it elects to be subject to the provisions contained in this Section 2(e); however, the Holder shall not be subject to this Section 2(e) unless he, she or it makes such election. If the election is made, the Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of 4.9%, 9.9%, or 19.9% of the Common Stock (or such other amount as

Annex I-3

the Holder may specify) (the “Beneficial Ownership Limitation”). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder, its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and, of which portion of this Warrant is exercisable up to the Beneficial Ownership Limitation shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s good faith determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case, subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of this Warrant that are not in compliance with the Beneficial Ownership Limitation. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrant that are not in compliance with the Beneficial Ownership Limitation. For purposes of this Section 2(e), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two (2) Trading Days confirm in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Beneficial Ownership Limitation applicable to the Holder, provided, however, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

(a)     Stock Dividends and Splits. If the Company at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant or any cash distributions), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately

Annex I-4

before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)    VWAP Reset. If on the twenty-first trading day following the date that is six months after the Closing Date, the VWAP (the “Measurement Price”) is less than the Exercise Price then in effect, then the Exercise Price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) $5.00.

(c)     Adjustment Upon Issuance of Common Stock. If and whenever on or after the Closing Date, the Company issues or sells, or in accordance with this Section 3(c) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock issued or sold, or deemed to have been issued or sold, by the Company in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) less than the Exercise Price then in effect (and each such issue, sale or deemed issuance or sale, a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price.

For purposes of determining the adjusted Exercise Price under this Section 3(c), the following shall be applicable:

(i)     Options and Convertible Securities. The consideration per share received by the Company for Common Stock deemed to have been issued pursuant to Section 3(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing:

(1)    the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2)    the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) deemed to be issued pursuant to Section 3(c)(ii) upon the issuance of such Options or Convertible Securities.

(ii)    Deemed Issuance of Options and Convertible Securities.

(1)    If the Company at any time or from time to time shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be outstanding and to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(2)    If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Stock increases or decreases at any time, (other than (x) proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 3(a) above and (y) automatic adjustments to such terms pursuant to anti-dilution or similar provisions of

Annex I-5

such Option or Convertible Security which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein), the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price, which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 3(c)(ii)(2), if the terms of any Option or Convertible Security that was outstanding as of the Initial Exercise Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 3(c)(ii)(2) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iii)   Calculation of Consideration Received.

(1)    In case one or more Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, (x) each such Option will be deemed to have been issued for the Option Value of such Option and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Company less any consideration paid or payable by the Company pursuant to the terms of such other securities of the Company, less (II) the Option Value of each such Option; provided, that, no share of Common Stock shall be deemed to have been issued for less than a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of any such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (A) one divided by (B) the total number of shares of Common Stock issued or issuable in the integrated transaction (including the number of shares underlying any Options and Convertible Securities).

(2)    If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the VWAP of such publicly traded securities on the date of receipt (substituting the references to “Common Stock” in the definition of VWAP with such publicly traded security). If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(iv)   Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

Annex I-6

(d)    Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time after the Initial Exercise Date the Company grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, any applicable Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding any applicable Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding any applicable Beneficial Ownership Limitation). To the extent that the issue price of such Purchase Rights would result in an adjustment of the Exercise Price pursuant to Section 3(c), such adjustment shall not occur to the extent the Holders were granted the right to acquire such Purchase Rights on the applicable terms.

(e)     Pro Rata Distributions. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, any applicable Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding any applicable Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding any applicable Beneficial Ownership Limitation).

(f)     Fundamental Transaction.

(i)     If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person (other than the Business Combination), (ii) the Company (and all of its subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of shares of Common Stock covered by Section 3(a)), or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding shares of Common Stock (not including any shares of

Annex I-7

Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) or 50% or more of the voting power of the common equity of the Company, other than the Business Combination (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).

(ii)    For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, that if holders of Common Stock of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Stock will be deemed to have received common stock or ordinary shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder’s election and (ii) the date of consummation of the Fundamental Transaction.

(iii)   The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(f) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the Exercise Price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder.

(g)    Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

Annex I-8

(h)    Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to this Section 3, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(i)     Notice to Holder.

(i)     Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(ii)    Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company (or any of its subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that, notwithstanding the foregoing, any notice delivery requirement hereunder shall also be deemed satisfied by filing or furnishing such communication with the Commission via the EDGAR system; provided, further, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided to the Holder in accordance with the terms of this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K, unless determined by the Company that such filing would be harmful to the Company at such time, in which case the Company shall file such 8-K as soon as is reasonably practicable in its discretion. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(j)     Voluntary Adjustment By Company. Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4. Transfer of Warrant.

(a)     Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer

Annex I-9

taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

(b)    New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto, and if applicable, shall reflect any adjustment to the Exercise Price prior to the date of such transfer or exchange.

(c)     Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d)    Transfer Restrictions. This Warrant and the Warrant Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of this Warrant or the Warrant Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of the Holder or in connection with a pledge in connection with a bona fide margin account with a registered broker-dealer or other loan with a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act or other loan secured by this Warrant or the Warrant Shares, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of this Warrant or the Warrant Shares under the Securities Act.

(e)     Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

(a)     No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

(b)    Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

Annex I-10

(c)     Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d)    Authorized Shares.

(i)     The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant (without regard to any limitation on exercise set forth herein and assuming an Exercise Price equal to the lower of (i) $5.00 and (ii) the Exercise Price then in effect). The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(ii)    Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its Certificate of Incorporation (or any Certificate of Designation thereto) or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

(iii)   Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)     Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Warrant), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service

Annex I-11

shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of this Warrant, then, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

(f)     Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g)    Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h)    Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the e-mail address as set forth on the signature pages attached hereto, or to such other address as the Company or the Holder may indicate by a notice delivered to the other from time to time, at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto, or to such other address as the Company or the Holder may indicate by a notice delivered to the other from time to time.

(i)     Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(j)     Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k)    Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(l)     Amendment. The Related Warrants, including this Warrant, may be amended with the written consent of the Required Holders, provided, however, and notwithstanding anything in this Warrant or the Related Warrants to the contrary, no provision of the Related Warrants, including this Warrant, shall be amended to the extent any such amendment would (i) disproportionately, materially and adversely modify any rights of any holder of Related Warrants (as compared to the rights of the other holders of Related Warrants), (ii) impose any additional financial obligations or liabilities on a holder of Related Warrants or (iii) amend the provisions of Section 2, Section 3, Section 4, or this Section 5(l), unless such amendment applies to all holders of Related Warrants in the same fashion, in each case, unless any such holder of a Related Warrant shall have previously

Annex I-12

consented in writing to such amendment or voted to approve such amendment at a meeting. No consideration shall be offered or paid to any holder of Related Warrants to amend or consent to a waiver or modification of any provision of the Related Warrants unless the same consideration is also offered to all of the holders of Related Warrants. For clarification purposes, this provision constitutes a separate right granted to each holder of Related Warrants by the Company and negotiated separately by each holder of Related Warrants, and is intended for the Company to treat the holders of Related Warrants as a group and shall not in any way be construed as the holders of Related Warrants acting in concert or as a group with respect to the purchase, disposition or voting of securities or otherwise.

(m)   Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n)    Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

Annex I-13

IN WITNESS WHEREOF, the parties hereto have caused this Common Stock Purchase Warrant to be duly executed by their respective authorized signatories as of the date first indicated above.

[Elroy Air, Inc.]	Address for Notice:
By:
Name:
Title:	Email:
With a copy to (which shall not constitute notice):

Annex I-14

IN WITNESS WHEREOF, the undersigned have caused this Common Stock Purchase Warrant to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Warrant Shares:

EIN Number:

Annex I-15

SCHEDULE A

“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the applicable party, threatened against or affecting the applicable party or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to this Section 3(f), (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

“Bloomberg” means Bloomberg L.P.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of [•], 2026, by and among the Company (or its predecessor), Elroy Air, Inc. and IPGX Merger Sub, Inc. as it may be further amended, modified or supplemented from time to time.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally open for use by customers on such day.

“Closing Date” means the Trading Day on which the Business Combination is consummated.

“Common Stock” means the common stock, par value [$0.0001] per share, of the Company and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, and any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Common Stock.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock and any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Common Stock.

“Exempt Issuance” means the issuance of (a) any securities of the Company to employees, officers or directors, consultants, contractors, vendors or other agents of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a

Annex I-16

committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Purchase Agreement, the Business Combination Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the Closing Date, provided that such securities have not been amended since the Closing Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations and automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such securities which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein) or to extend the term of such securities, (c) the Underlying Shares, (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Company, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144) or are issued pursuant to an effective registration statement pursuant to the Securities Act and (ii) any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds and (e) any securities issued by the Company pursuant to any legal settlement or similar arrangement agreed or entered into by the Company, provided that, in the aggregate, not more than [•]3 shares of Common Stock are issued or deemed issued or issuable upon conversion, settlement, exercise or exchange of any such securities that are Options or Convertible Securities, but any such Exempt Issuance shall not include a transaction in which the Company is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, or (ii) to an entity whose primary business is investing in securities.

“Inflection Point” means Inflection Point Asset Management LLC and/or one or more of its Affiliates.

“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

“Option Value” means the value of an Option based on the Black-Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Common Stock during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor, provided, however, in case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, in no event shall the Option Value exceed a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (1) the number of shares of Common Stock underlying such Option divided by (2) the total number of shares of Common Stock issued or issuable in the integrated transaction (including the number of shares underlying such Option).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.

____________

3        To be $1,000,000 / SPAC Public Share Redemption Price.

Annex I-17

“Purchase Agreement” means the Series A SPA (as defined in the Business Combination Agreement, by and among the Company, Target and the purchasers party thereto), as amended, modified or supplemented from time to time in accordance with its terms.

“Registration Rights Agreement” means the [Amended and Restated Registration Rights Agreement] among the Company, the initial Holder of this Warrant and the other parties thereto.

“Required Holders” means the holders of a majority in interest (based on remaining aggregate Warrant Shares) of the Related Warrants then outstanding, which majority must include Inflection Point if Inflection Point then holds any Related Warrants.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Warrant, the Purchase Agreement, the Certificate of Designation (as defined in the Purchase Agreement), the Related Warrants and the Registration Rights Agreement, and all exhibits and schedules thereto.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Underlying Shares” means the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or exercise of this Warrant and the Related Warrants.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the arithmetic mean of the daily volume weighted average prices of the Common Stock for each of the 20 Trading Days preceding such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), with each such Trading Day weighted equally regardless of the aggregate trading volume for such Trading Day, (b) if OTCQB or OTCQX is not a Trading Market, the arithmetic mean of the daily volume weighted average prices of the Common Stock for each of the 20 Trading Days preceding such date (or the nearest preceding date) on OTCQB, OTCQX or OTCID as applicable, calculated in the same manner as clause (a), (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price and the lowest closing ask price of the Common Stock for the 20 Trading Days preceding such date, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Required Holders and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company. For the avoidance of doubt, the daily volume weighted average price for each individual Trading Day shall be determined by Bloomberg in accordance with its standard methodology, and the VWAP for the applicable period shall be calculated by summing such daily values and dividing by the number of Trading Days in the measurement period (i.e., 20 Trading Days), such that each Trading Day’s price is given equal weight irrespective of trading volume.

Annex I-18

EXHIBIT A

NOTICE OF EXERCISE

To:
Attn:
Email:

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

____________________________________________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

____________________________________________________________

[(4) Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.]

[SIGNATURE OF HOLDER]

Name of Investing Entity: _________________________________________________________

Signature of Authorized Signatory of Investing Entity: __________________________________

Name of Authorized Signatory: ____________________________________________________

Title of Authorized Signatory: _____________________________________________________

Date: _________________________________________________________________________

Annex I-19

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Phone Number:
Email Address:
Dated: _______________ __, ______

Holder’s Signature:
Holder’s Address:

Annex I-20

Annex J

Preliminary Proxy Card

[To come]

Annex J-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Inflection Point’s Cayman Constitutional Documents provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Inflection Point has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Inflection Point against its obligations to indemnify its officers and directors.

Inflection Point’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Inflection Point and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by Inflection Point if (i) Inflection Point has sufficient funds outside of the Trust Account or (ii) Inflection Point consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Inflection Point pursuant to the foregoing provisions, Inflection Point has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1†

Business Combination Agreement, dated as of June 26, 2026, by and among Columbus Circle Capital Corp II, IPGX Merger Sub, Inc., and Elroy Air, Inc. (included as Annex A to the proxy statement/prospectus).

2.2**	Plan of Domestication.
2.3**	Form of Certificate of Merger.
3.1

Memorandum and Articles of Association of Inflection Point (incorporated herein by reference to Exhibit 3.1 filed with Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

3.2	Form of Certificate of Incorporation of [New Elroy Air] (included as Annex B to the proxy statement/prospectus).
3.3	Form of Bylaws of [New Elroy Air] (included as Annex C to the proxy statement/prospectus).
3.4

Form of [New Elroy Air’s] Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (included as Annex H to the proxy statement/prospectus).

3.5**	Form of Certificate of Corporate Domestication of [New Elroy Air].
4.1

Specimen Unit Certificate of Inflection Point (incorporated herein by reference to Exhibit 4.1 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-292861), filed with the SEC on January 21, 2026).

4.2

Specimen Class A Ordinary Share Certificate of Inflection Point (incorporated herein by reference to Exhibit 4.2 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-292861), filed with the SEC on January 21, 2026).

4.3

Specimen Warrant Certificate of Inflection Point (incorporated by reference to Exhibit 4.3 filed with Inflection Point’s Registration Statement on Form S-1 (Reg. No. 333-292861), filed with the SEC on January 21, 2026).

Exhibit No.	Description
4.4

Warrant Agreement, dated February 10, 2026, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

4.5**	Specimen Common Stock Certificate of New Elroy Air.
4.6**	Specimen Warrant Certificate of New Elroy Air.
4.7

Form of Common Stock Purchase Warrant of New Elroy Air (incorporated by reference to Exhibit 4.4 filed with Inflection Point’s Current Report on Form S-1 (File No. 333-292861), filed with the SEC on January 1, 2026).

5.1**	Opinion of White & Case LLP.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
8.2*	Opinion of DLA Piper LLP (US) regarding certain federal income tax matters.
10.1

Investment Management Trust Agreement, dated February 10, 2026, by and between Inflection Point and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.1 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

10.2

Registration Rights Agreement, dated February 10, 2026, by and among Inflection Point and the security holders named therein (incorporated herein by reference to Exhibit 10.2 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

10.3

Sponsor Private Placement Units Purchase Agreement, dated February 10, 2026, by and between Inflection Point and Columbus Circle 2 Sponsor Corporation LLC (incorporated herein by reference to Exhibit 10.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

10.4

Representatives’ Private Placement Units Purchase Agreement, dated February 10, 2026, by and between Inflection Point and the Representatives (incorporated herein by reference to Exhibit 10.4 Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

10.5

Letter Agreement, dated February 10, 2026, by and among Inflection Point, Columbus Circle 2 Sponsor Corporation LLC, and certain officers and directors of Inflection Point (incorporated herein by reference to Exhibit 10.5 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on February 13, 2026).

10.6*	Letter Agreement, dated June 26, 2026, by and among Inflection Point and certain officers and directors of Inflection Point.
10.7	Sponsor Support Agreement, dated June 26, 2026 (included as Annex D to the proxy statement/prospectus).
10.8	Stockholder Voting and Support Agreement, dated June 26, 2026 (included as Annex E to the proxy statement/prospectus).
10.9	Form of Sponsor Lock-Up Agreement (incorporated herein by reference to Exhibit 10.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026).
10.10	Form of Elroy Air Lock-Up Agreement (incorporated herein by reference to Exhibit 10.4 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026).
10.11

Form of Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026).

10.10†	Form of Series A SPA (incorporated herein by reference to Exhibit 10.6 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026).
10.11†

Form of Pre-Funded SPA (Institutional Investors) (incorporated herein by reference to Exhibit 99.1 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026).

10.12†	Form of Pre-Funded SPA (Other Investors) (incorporated herein by reference to Exhibit 99.2 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026).
10.13	Form of Pre-Funded Convertible Note (incorporated herein by reference to Exhibit 99.3 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026.
10.14

Form of Elroy Air Pre-Funded Convertible Note Investor Warrant (Institutional Investors) (incorporated herein by reference to Exhibit 99.4 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026.

Exhibit No.	Description
10.15

Form of Elroy Air Pre-Funded Convertible Note Investor Warrant (Other Investors) (incorporated herein by reference to Exhibit 99.5 to Inflection Point’s Current Report on Form 8-K (File No. 001-43112), filed with the SEC on July 2, 2026.

21.1*	List of Subsidiaries of Inflection Point.
23.1**	Consent of White & Case LLP (included as part of Exhibit 5.1 hereto).
23.2*	Consent of White & Case LLP (included as part of Exhibit 8.1 hereto).
23.3*	Consent of DLA Piper LLP (US) (included as part of Exhibit 8.2 hereto).
23.4*	Consent of WithumSmith+Brown, PC.
23.5*	Consent of Grant Thornton LLP.
24.1*	Power of Attorney for Inflection Point Signatories (included on signature page for Inflection Point hereto).
24.2*	Power of Attorney for Elroy Air Signatories (included on signature page for Elroy Air hereto)
99.1*	Consent of Newbridge Securities Corporation.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table.

____________

*        Filed herewith.

**      To be filed by amendment.

†        Certain schedules and similar attachments have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

††      Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on October 8, 2026.

INFLECTION POINT ACQUISITION CORP. VII
By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael Blitzer, Kevin Shannon and Gary Quin his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
/s/ Michael Blitzer	Chairman	October 8, 2026
Michael Blitzer
/s/ Kevin Shannon	Chief Executive Officer	October 8, 2026
Kevin Shannon	(Principal Executive Officer)
/s/ Joseph W. Pooler Jr.	Chief Financial Officer	October 8, 2026
Joseph W. Pooler Jr.	(Principal Financial and Accounting Officer)
/s/ Gary Quin	President and Director	October 8, 2026
Gary Quin
/s/ Garrett Curran	Director	October 8, 2026
Garrett Curran
	Director	October 8, 2026
Alberto Alsina Gonzalez
/s/ Matthew Murphy	Director	October 8, 2026
Matthew Murphy
/s/ Marc Spiegel	Director	October 8, 2026
Marc Spiegel

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Byron, California on October 8, 2026.

ELROY AIR, INC.
By:	/s/ Andrew Clare
Name:	Andrew Clare
Title:	Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Andrew Clare and Alvin Oswandy his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
/s/ Andrew Clare	Chief Executive Officer and Director	October 8, 2026
Andrew Clare	(Principal Executive Officer)
/s/ Alvin Oswandy	Head of Strategic Finance	October 8, 2026
Alvin Oswandy	(Principal Financial and Accounting Officer)
/s/ David Merril	Director	October 8, 2026
David Merril
/s/ Raj Shah	Director	October 8, 2026
Raj Shah
/s/ Mislav Tolusic	Director	October 8, 2026
Mislav Tolusic
/s/ Darren Liccardo	Director	October 8, 2026
Darren Liccardo
/s/ Dean Donovan	Director	October 8, 2026
Dean Donovan
/s/ Mark Esper	Director	October 8, 2026
Mark Esper

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Inflection Point Acquisition Corp. VII has signed this registration statement or amendment thereto in the City of New York, State of New York, on October 8, 2026.

INFLECTION POINT ACQUISITION CORP. VII
By:	/s/ Kevin Shannon
Name:	Kevin Shannon
Title:	Chief Executive Officer